This Amendment No. 1 to confidential draft submission is being submitted confidentially to the U.S. Securities and Exchange Commission on December 31, 2018 and is not being filed under the Securities Act of 1933, as amended.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GTY GOVTECH, INC.
(Exact Name of Registrant as Specified in its Charter)

Massachusetts	6770	83-2860149
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1180 North Town Center Drive,
Suite 100
Las Vegas, Nevada 89144
(702) 945-2898
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William D. Green
Co-Chief Executive Officer
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
(702) 945-2898
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joel L. Rubinstein
Jonathan P. Rochwarger
Elliott M. Smith
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the business combination described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Smaller reporting company ☒	Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Units, each consisting of one share of Common Stock, $0.0001 par value, and one-third of one Warrant(2)(10)	2,039,044	$10.70(3)	$21,817,771(3)		$2,644.31
Common stock(4)(5)(12)	2,039,044	—	—	$	—(6)
Warrants(7)(12)	679,681	—	—		—(6)
Common stock(5)(8)(12)	43,299,418	$10.18(9)	$440,788,075(9)		$53,423.52
Warrants(10)(12)	26,413,638	$1.40(12)	$36,979,093(12)		$4,481.87
Total			$499,584,939		$60,549.70

(1)
All securities being registered will be issued by GTY Govtech, Inc. (“New GTY”), a Massachusetts corporation and wholly-owned subsidiary of GTY Technology Holdings Inc. (“GTY” or “Parent”), a publicly-traded Cayman Islands exempted company. In connection with the business combination, GTY will merge with and into GTY Technology Merger Sub, Inc. (“GTY Merger Sub”), a Delaware corporation and wholly-owned subsidiary of New GTY, with GTY surviving the merger (the “GTY Merger”) and all of the issued and outstanding ordinary shares of GTY will be exchanged for an equal number of shares of common stock, par value $0.0001 per share, of New GTY (the “New GTY common stock”), and, if the warrant amendment proposal described herein is not adopted, all of the outstanding warrants to purchase ordinary shares of GTY will become exercisable to purchase an equal number of shares of New GTY common stock. As a result of the GTY Merger and related transactions, (i) GTY will become a wholly-owned subsidiary New GTY, (ii) New GTY will change its name to “GTY Technology Holdings Inc.” and will become the public company and (iii) the current security holders of GTY will become security holders of New GTY.

(2)
The number of units of New GTY being registered represents units of GTY that were sold by GTY pursuant to the Registration Statement on Form S-1 (File No. 333-214264) in connection with its initial public offering, less the number of units that (i) were redeemed in connection with GTY’s extraordinary general meeting held to approve the extension of the date by which GTY has to complete an initial business combination, and (ii) have been separated, upon the request of the holder thereof, into the underlying public shares (as defined below) and the underlying public warrants (as defined below) as of the date of this registration statement. The units of GTY will be exchanged for an equal number of units of New GTY in connection with the GTY Merger (the “units”).

(3)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the units of GTY on The Nasdaq Capital Market on November 19, 2018 ($10.70 per unit), in accordance with Rule 457(f)(1).

(4)
The number of shares of New GTY common stock being registered represents the number of public shares that, as of the date of this registration statement, remain included in the units. See (2) above.

(5)
Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(6)
Pursuant to Rule 457(g), no registration fee is payable.

(7)
The number of warrants to acquire New GTY common stock being registered represents the number of public warrants that, as of the date of this registration statement, remain included in the units. See (2) above. Assumes that the warrant amendment proposal described herein is not adopted.

(8)
The number of shares of New GTY common stock being registered represents (i) the number of Class A ordinary shares of GTY that were sold as part of the units in GTY’s initial public offering (the “public shares”), less the number of public shares that remain included in the units (see (2) above) as of the date of this registration statement, all of which public shares will be exchanged for an equal number of shares of New GTY common stock in the GTY Merger, plus (ii) 13,800,000 shares of New GTY common stock representing 13,800,000 Class B ordinary shares of GTY (“Class B ordinary shares”) that will be exchanged for an equal number of shares of New GTY common stock in connection with the GTY Merger, plus (iii) up to 10,350,000 shares of New GTY common stock that may be issued pursuant to the terms of the Transaction Documents.

(9)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of GTY on The Nasdaq Capital Market on November 19, 2018 ($10.18 per ordinary share), in accordance with Rule 457(f)(1).

(10)
The number of warrants being registered represents (i) the number of warrants to acquire Class A ordinary shares of GTY that were sold as part of the units by GTY in its initial public offering (the “public warrants”), less the public warrants that remain included in the units plus (ii) 8,693,334 warrants to purchase Class A ordinary shares of GTY that were issued in a private placement concurrently with GTY’s initial public offering (the “private placement warrants” and together with the public warrants, the “warrants”). Assumes that the warrant amendment proposal described herein is not adopted. In connection with the GTY Merger, the warrants will become exercisable to purchase an equal number of shares of New GTY common stock if the warrant amendment proposal described herein is not adopted.

(11)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of GTY on The Nasdaq Capital Market on November 19, 2018 ($1.40 per warrant) in accordance with Rule 457(f)(1).

(12)
As described in the proxy statement/prospectus forming a part of this registration statement, on the effective date of the GTY Merger and pursuant to the terms of the articles of organization of New GTY to be filed with the Secretary of State of the Commonwealth of Massachusetts (the “Proposed Charter”), all Class A ordinary shares and all Class B ordinary shares of GTY will be exchanged for an equal number of shares of New GTY common stock and immediately before the exchange, each outstanding unit will be separated into its component Class A ordinary share and warrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the United States Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS SUBJECT TO COMPLETION, DATED            , 2019
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND EXTRAORDINARY GENERAL MEETING OF PUBLIC WARRANT HOLDERS OF
GTY TECHNOLOGY HOLDINGS INC.

PROSPECTUS FOR
2,039,044 UNITS (EACH UNIT COMPRISED OF ONE SHARE OF COMMON STOCK AND ONE-THIRD OF ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK),
43,299,418 SHARES OF COMMON STOCK AND 26,413,638 WARRANTS TO PURCHASE
SHARES OF COMMON STOCK, IN EACH CASE, OF GTY Govtech, Inc.
The board of directors of GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), has approved the transactions contemplated by the following agreements:
(i) an Agreement and Plan of Merger (as amended, the “GTY Agreement”) with GTY Govtech, Inc., a newly formed Massachusetts corporation and a wholly-owned subsidiary of GTY (“New GTY”), and GTY Technology Merger Sub, Inc., a newly formed wholly-owned subsidiary of New GTY (“GTY Merger Sub”), which, among other things, provides for the merger of GTY Merger Sub with and into GTY (the “GTY Merger”), with GTY surviving the GTY Merger as a direct, wholly-owned subsidiary of New GTY (the “GTY Merger”) (the transactions contemplated by the GTY Agreement, the “GTY Transaction”);
(ii) an Arrangement Agreement (as amended, the “Bonfire Agreement”) with Bonfire Interactive Ltd. (“Bonfire”), 1176370 B.C. Unlimited Liability Company (“Callco”), 1176363 B.C. Ltd. (“Exchangeco”) and the Bonfire Holders’ Representative named therein which, among other things, provides for the acquisition by Callco and Exchangeco of the issued and outstanding shares of Bonfire, such that Bonfire will become an indirect, wholly-owned subsidiary of New GTY (the transactions contemplated by the Bonfire Agreement, the “Bonfire Transaction”);
(iii) an Agreement and Plan of Merger (as amended, the “CityBase Agreement”) with CityBase, Inc. (“CityBase”), New GTY, GTY CB Merger Sub, Inc. (“CityBase Merger Sub”) and Shareholder Representative Services LLC which, among other things, provides for the merger of CityBase Merger Sub with and into CityBase, with CityBase surviving the merger as a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the CityBase Agreement, the “CityBase Transaction”);
(iv) an Amended and Restated Agreement and Plan of Merger (the “eCivis Agreement”) with eCivis Inc. (“eCivis”), GTY EC Merger Sub, Inc. (“eCivis Merger Sub”) and the eCivis Holders’ Representative named therein, which, among other things, provides for the merger of eCivis Merger Sub with and into eCivis, with eCivis surviving the merger as a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the eCivis Agreement, the “eCivis Transaction”);
(v) an Amended and Restated Agreement and Plan of Merger (the “Open Counter Agreement”) with Open Counter Enterprises Inc. (“Open Counter”), GTY OC Merger Sub, Inc. (“Open Counter Merger Sub”) and Shareholder Representative Services LLC, which, among other things, provides for the merger Open Counter Merger Sub with and into Open Counter, with Open Counter surviving the merger as a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the Open Counter Agreement, the “Open Counter Transaction”);
(vi) a Share Purchase Agreement (as amended, the “Questica Agreement”) with Questica Inc. and Questica USCDN Inc. (together, “Questica”), Questica Exchangeco and each of the Questica Holders named therein, which, among other things, provides for the acquisition by 1176368 B.C. Ltd. (“Questica Exchangeco”), an indirect, wholly-owned subsidiary of GTY, of all of the issued and outstanding shares of Questica, such that Questica will become an indirect, wholly-owned subsidiary of New GTY (the transactions contemplated by the Questica Agreement, the “Questica Transaction”); and
(vii) a Unit Purchase Agreement (as amended, the “Sherpa Agreement”) with Sherpa Government Solutions LLC (“Sherpa”), the holders of the issued and outstanding shares of capital stock of Sherpa (“Sherpa Units”) named therein (the “Sherpa Holders”) and the Sherpa Holders’ Representative named therein, which, among other things, provides for the sale by the Sherpa Holders to GTY of all of the Sherpa Units owned by the Sherpa Holders such that Sherpa will become a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the Sherpa Agreement, the “Sherpa Transaction”).
Bonfire, CityBase, eCivis, Open Counter, Questica and Sherpa are collectively referred to herein as the “Targets.” The GTY Agreement, Bonfire Agreement, CityBase Agreement, eCivis Agreement, Open Counter Agreement, Questica Agreement and Sherpa Agreement, are collectively referred to herein as the “Transaction Documents.” The transactions contemplated by the Transaction Documents are collectively referred to herein as the “business combination.”
As described in this proxy statement/prospectus, GTY’s shareholders are being asked to consider and vote upon, among other things, the business combination. In connection with the business combination, GTY and the Targets will become direct or indirect wholly-owned subsidiaries of New GTY.
On the effective date of the GTY Merger, each currently issued and outstanding Class A ordinary share, par value $0.0001 per share, of GTY (the “Class A ordinary shares”) and each Class B ordinary share, par value $0.0001 per share, of GTY (the “Class B ordinary shares”) will be cancelled and will automatically convert into one share of common stock, par value $0.0001 per share, of New GTY (“New GTY common stock”), in accordance with the terms of the articles of organization of New GTY to be filed with the Secretary of State of the Commonwealth of Massachusetts (the “Proposed Charter”).
This proxy statement/prospectus covers the following securities of New GTY to be issued in the GTY Merger: (i) 2,039,044 units (each unit consisting of one share of New GTY common stock and one-third of one warrant to purchase one share of New GTY common stock (assuming the warrant amendment proposal described herein is not adopted)), representing the units that were registered in our initial public offering, less those that have been separated into their underlying public shares (as defined herein) and public warrants (as defined herein); (ii) 43,299,418 shares of New GTY common stock, representing our currently issued and outstanding Class A ordinary shares and Class B ordinary shares and the shares of New GTY common stock that we may issue pursuant to the terms of the Transaction Documents, less the number of public shares that are represented by the aforementioned units; and (iii) 26,413,638 warrants to acquire shares of New GTY common stock, representing our currently issued and outstanding warrants less the number of public warrants that are represented by the aforementioned units (assuming the warrant amendment proposal is not adopted). If the warrant amendment proposal described herein is adopted, none of the aforementioned warrants will be issued in the GTY Merger.
GTY’s units, Class A ordinary shares and public warrants are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “GTYHU,” “GTYH” and “GTYHW,” respectively. GTY has applied to list the New GTY common stock and public warrants effective upon the consummation of the business combination, on Nasdaq under the proposed symbols “GTYH” and “GTYHW,” respectively. If the warrant amendment proposal is adopted, GTY will withdraw its application to list the public warrants on Nasdaq.
This proxy statement/prospectus provides you with detailed information about the business combination and other matters to be considered at the extraordinary general meeting of shareholders and the extraordinary general meeting of public warrant holders. We urge you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 41 of this proxy statement/prospectus.
This proxy statement/prospectus is dated           , 2019, and is first being mailed to GTY shareholders and public warrant holders on or about           , 2019.

GTY TECHNOLOGY HOLDINGS INC.
A Cayman Islands Exempted Company
(Company Number 314033)
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON [           ], 2019
TO THE SHAREHOLDERS OF GTY TECHNOLOGY HOLDINGS INC.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “general meeting”) of GTY Technology Holdings Inc., a Cayman Islands exempted company, company number 314033 (“GTY,” “we,” “us” or “our”), will be held at [    ] a.m. Eastern Time, on [           ], 2019, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166. You are cordially invited to attend the meeting, which will be held for the following purposes:
(a)
Proposal No. 1 — The GTY Merger Proposal — to consider and vote upon a proposal to approve by special resolution and adopt:

an Agreement and Plan of Merger (as amended, the “GTY Agreement”) with GTY GovTech, Inc., a newly formed Massachusetts corporation and a wholly-owned subsidiary of GTY (“New GTY”), and GTY Technology Merger Sub, Inc., a newly formed wholly-owned subsidiary of New GTY (“GTY Merger Sub”), which, among other things, provides for the merger of GTY Merger Sub with and into GTY (the “GTY Merger”), with GTY surviving the GTY Merger as a direct, wholly-owned subsidiary of New GTY (the “GTY Merger”) (the transactions contemplated by the GTY Agreement, the “GTY Transaction”) (we refer to this as the “GTY merger proposal”);
(b)
Proposal No. 2 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt:

(i)
an Arrangement Agreement (as amended, the “Bonfire Agreement”) with Bonfire Interactive Ltd. (“Bonfire”), 1176370 B.C. Unlimited Liability Company (“Callco”), 1176363 B.C. Ltd. (“Exchangeco”) and the Bonfire Holders’ Representative named therein which, among other things, provides for the acquisition by Callco and Exchangeco of the issued and outstanding shares of Bonfire, such that Bonfire will become an indirect, wholly-owned subsidiary of New GTY (the transactions contemplated by the Bonfire Agreement, the “Bonfire Transaction”);

(ii)
an Agreement and Plan of Merger (as amended, the “CityBase Agreement”) with CityBase, Inc. (“CityBase”), New GTY, GTY CB Merger Sub, Inc. (“CityBase Merger Sub”) and Shareholder Representative Services LLC which, among other things, provides for the merger of CityBase Merger Sub with and into CityBase, with CityBase surviving the merger as a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the CityBase Agreement, the “CityBase Transaction”);

(iii)
an Amended and Restated Agreement and Plan of Merger (the “eCivis Agreement”) with eCivis Inc. (“eCivis”), GTY EC Merger Sub, Inc. (“eCivis Merger Sub”) and the eCivis Holders’ Representative named therein, which, among other things, provides for the merger of eCivis Merger Sub with and into eCivis, with eCivis surviving the merger as a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the eCivis Agreement, the “eCivis Transaction”);

(iv)
an Amended and Restated Agreement and Plan of Merger (the “Open Counter Agreement”) with Open Counter Enterprises Inc. (“Open Counter”), GTY OC Merger Sub, Inc. (“Open Counter Merger Sub”) and Shareholder Representative Services LLC, which, among other things, provides for the merger Open Counter Merger Sub with and into Open Counter, with Open Counter surviving the merger as a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the Open Counter Agreement, the “Open Counter Transaction”);

(v)
a Share Purchase Agreement (as amended, the “Questica Agreement”) with Questica Inc. and Questica USCDN Inc. (together, “Questica”), Questica Exchangeco and each of the Questica Holders named therein, which, among other things, provides for the acquisition by 1176368 B.C. Ltd. (“Questica Exchangeco”), an indirect, wholly-owned subsidiary of GTY, of all of the issued and outstanding shares of Questica, such that Questica will become an indirect, wholly-owned subsidiary of New GTY (the transactions contemplated by the Questica Agreement, the “Questica Transaction”); and

(vi)
a Unit Purchase Agreement (as amended, the “Sherpa Agreement” and together with the GTY Agreement, Bonfire Agreement, CityBase Agreement, eCivis Agreement, Open Counter Agreement and Questica Agreement, the “Transaction Documents”) with Sherpa Government Solutions LLC (“Sherpa” and together with Bonfire, CityBase, eCivis, Open Counter and Questica, the “Targets”), the holders of the issued and outstanding shares of capital stock of Sherpa (“Sherpa Units”) named therein (the “Sherpa Holders”) and the Sherpa Holders’ Representative named therein, which, among other things, provides for the sale by the Sherpa Holders to GTY of all of the Sherpa Units owned by the Sherpa Holders such that Sherpa will become a direct, wholly-owned subsidiary of New GTY (the transactions contemplated by the Sherpa Agreement, the “Sherpa Transaction” and together with the transactions contemplated by the other Transaction Documents, the “business combination”) (we refer to this as the “business combination proposal”);

(c)
The Organizational Documents Proposals — to consider and vote upon the following three separate proposals (which we refer to, collectively, as the “organizational documents proposals”) to approve by special resolution, assuming the GTY merger proposal and the business combination proposal are approved and adopted, the following material differences between the current second amended and restated memorandum and articles of association of GTY (the “Existing Organizational Documents”) and the proposed new articles of organization (the “Proposed Charter”) of New GTY (which will change its name to GTY Technology Holdings Inc. immediately following the closing of the business combination):

(1)
Proposal No. 3 — Organizational Documents Proposal A — to approve the provision in the Proposed Charter changing the authorized share capital from $45,100 divided into 400,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), and 1,000,000 preferred shares, par value $0.0001 per share (“preferred shares”), to authorized capital stock of  [    ] shares, consisting of  (x) [    ] shares of common stock, par value $0.0001 per share (“New GTY common stock”), and (y) 1,000,000 shares of preferred stock (we refer to this as “organizational documents proposal A”);

(2)
Proposal No. 4 — Organizational Documents Proposal B — to approve all other differences between the Existing Organizational Documents of GTY with the Proposed Charter of New GTY as a result of the GTY Merger, including, among other things, (i) the name of the new public entity will be “GTY Technology Holdings Inc.”, and (ii) the lack of certain provisions related to GTY’s status as a blank check company that are not applicable to New GTY, all of which GTY’s board of directors believe are necessary to adequately address the needs of New GTY after the business combination (we refer to this as “organizational documents proposal B”);

Proposal No. 5 — Organizational Documents Proposal C — to approve the provision in the Proposed Charter providing that New GTY’s board of directors will continue to be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year (we refer to this as “organizational documents proposal C”);

(d)
Proposal No. 6 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the GTY merger proposal, business combination proposal and the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable listing rules of The Nasdaq Stock Market (“Nasdaq”), the issuance of shares of New GTY common stock to the Bonfire Holders, the CityBase Holders, the eCivis Holders, the Open Counter Holders, the Questica Holders and the Sherpa Holders, in each case as described in the accompanying proxy statement/prospectus (we refer to this proposal as the “stock issuance proposal”);
(e)
Proposal No. 7 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the GTY merger proposal, business combination proposal, the organizational documents proposals and the stock issuance proposal are approved and adopted, the GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex J (we refer to this proposal as the “incentive plan proposal” and, collectively with the GTY merger proposal, business combination proposal, the organizational documents proposals and the stock issuance proposal, the “condition precedent proposals”); and

(f)
Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Transaction Documents is not satisfied or waived (we refer to this proposal as the “adjournment proposal”).

Only holders of record of GTY’s Class A ordinary shares and Class B ordinary shares (collectively, “ordinary shares”) at the close of business on [           ], 2019 are entitled to notice of and to vote and have their votes counted at the general meeting and any adjournment of the general meeting.
GTY is also holding an extraordinary general meeting of its public warrant holders to consider and vote upon a proposal to approve by ordinary resolution and adopt an amendment to the Warrant Agreement, dated as of October 26, 2016 (the “Warrant Agreement”), between GTY and Continental Stock Transfer & Trust Company, so that, upon the closing of the business combination, each of GTY’s outstanding whole warrants to acquire Class A ordinary shares of GTY that were sold as part of the units by GTY in its initial public offering (the “public warrants”) will be exchanged for cash in the amount of $2.00 per whole public warrant and each of GTY’s outstanding warrants to purchase Class A ordinary shares of GTY that were issued in a private placement concurrently with GTY’s initial public offering (the “private placement warrants”) will be exchanged for cash in the amount of  $0.75 per private placement warrant (the “warrant amendment proposal”).
We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the general meeting and at any adjournment of the general meeting. Whether or not you plan to attend the general meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”
After careful consideration, GTY’s board of directors has determined that each of the GTY merger proposal, business combination proposal, the organizational documents proposals, the stock issuance proposal, the incentive plan proposal and the adjournment proposal are in the best interests of GTY and its shareholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.
In connection with such approval of the business combination proposal and the recommendation that GTY’s shareholders approve the business combination proposal, Stephen Rohleder and Charles Wert, members of GTY's board of directors, recused themselves from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY’s shareholders approve the business combination with respect to the CityBase Transaction due to Mr. Rohleder’s and Mr. Wert’s respective interests in the CityBase Transaction as investors in CityBase’s Series C Preferred Stock. See “The Business Combination Proposal — Interests of GTY’s Directors and Officers in the Business Combination.”
In addition to the foregoing, the existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.
Under the Transaction Documents, the approval of each of the condition precedent proposals is a condition to the consummation of the business combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. The adjournment proposal is not conditioned on the approval of any other proposal. If our shareholders do not approve each of the condition precedent proposals, the business combination may not be consummated. The approval of the warrant amendment proposal is not a condition to the consummation of the business combination. None of the condition precedent proposals are conditioned on the approval of the warrant amendment proposal. The adoption of the warrant amendment proposal is conditioned on the approval of all of the condition precedent proposals.
In connection with our initial public offering, our “initial shareholders” (consisting of GTY Investors, LLC, a Delaware limited liability company (our “Sponsor”) and our officers and directors) entered into a letter agreement to vote their Class B ordinary shares purchased prior to our initial public offering (“founder shares”), as well as any Class A ordinary shares sold by us in our initial public offering (“public shares”) purchased by them during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our initial shareholders own 39.44% of our total outstanding ordinary shares.
Pursuant to GTY’s Existing Organizational Documents, a holder of public shares (“public shareholder”) may request that GTY repurchase (such repurchase referred to herein as a redemption) all or a portion of its public shares (which would become shares of New GTY common stock) for cash if the business combination is consummated. For the purposes of Articles 9 and 49.3 of the Existing Organizational Documents and the Cayman Islands Companies Law (2018 Revision), the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in the accompanying proxy statement/prospectus shall be interpreted accordingly. You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to [    ] a.m., Eastern Time, on [           ], 2019, (a) submit a written request to Continental Stock Transfer & Trust Company, GTY’s transfer agent (the “transfer agent”), that GTY redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. No fractional public warrants will be issued upon separation of the units. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their public shares even if they vote for the GTY merger proposal and the business combination proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the business combination, including interest earned on the trust account (net of taxes payable), divided by the number of then outstanding public shares. For illustrative purposes, as of  [           ], 2019, this would have amounted to approximately $[    ] per public share. If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See “Extraordinary General Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Under the Transaction Documents, GTY will merge with and into GTY Merger Sub, with GTY surviving the merger. As a result of the GTY Merger and related transactions, GTY will become a wholly-owned subsidiary New GTY and the Targets will become direct or indirect wholly-owned subsidiaries of New GTY.
The consummation of the business combination is conditioned upon, among other things, (i) approval by GTY’s shareholders of the condition precedent proposals and (ii) the availability of at least $270 million of cash to GTY, after giving effect to the redemptions of public shares, which may be met by aggregating (x) amounts held in the trust account and (y) any other immediately available funds made available to GTY at the closing of the business combination, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements entered into on or before January 18, 2019, so long as obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of New GTY’s common stock or on the creditworthiness of New GTY and its subsidiaries taken as a whole (“Alternative Financing Sources”). Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See “The Business Combination Proposal — The Transaction Documents.”
Initially, we were required to complete our initial business combination by November 1, 2018, which was 24 months from the closing of our initial public offering. On October 30, 2018, our shareholders approved a proposal to amend our second amended and restated memorandum and articles of association to extend the date by which we have to consummate an initial business combination from November 1, 2018 to May 1, 2019. In connection with such proposal, our public shareholders had the right to elect to redeem their public shares for a per share price, payable in cash, based upon the aggregate amount then on deposit in the trust account. Our public shareholders holding 34,011,538 Class A ordinary shares out of a total of 55,200,000 Class A ordinary shares validly elected to redeem their public shares and, accordingly, after giving effect to such redemptions, the balance in GTY’s trust account was approximately $216.8 million.
All GTY shareholders are cordially invited to attend the general meeting in person. To ensure your representation at the general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a shareholder of record holding ordinary shares, you may also cast your vote in person at the general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the proposals because such action would not count as a vote cast at the general meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed business combination and related transactions and each of the proposals. We urge you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [    ]. This notice of Extraordinary General Meeting of Shareholders and the proxy statement/prospectus are available at [    ].

Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors,
           , 2019

William D. Green
Co-Chief Executive Officer
IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR CLASS A ORDINARY SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY, USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in the accompanying proxy statement/prospectus, passed upon the merits or fairness of any of the Transaction Documents or the transactions contemplated thereby, or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

GTY TECHNOLOGY HOLDINGS INC.
A Cayman Islands Exempted Company
(Company Number 314033)
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
NOTICE OF EXTRAORDINARY GENERAL MEETING OF PUBLIC WARRANT HOLDERS TO BE HELD ON [           ], 2019
TO THE PUBLIC WARRANT HOLDERS OF GTY TECHNOLOGY HOLDINGS INC.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of public warrant holders (the “warrant holder meeting”) of GTY Technology Holdings Inc., a Cayman Islands exempted company, company number 314033 (“GTY,” “we,” “us” or “our”), will be held at [    ] a.m. Eastern Time, on [           ], 2019, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166. You are cordially invited to attend the meeting, which will be held for the following purposes:
(a)
Warrant Holder Proposal No. 1 — The Warrant Amendment Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt an amendment to the Warrant Agreement, dated as of October 26, 2016 (the “Warrant Agreement”), between GTY and Continental Stock Transfer & Trust Company, so that, upon the closing of the business combination, each of GTY’s outstanding whole warrants to acquire Class A ordinary shares of GTY that were sold as part of the units by GTY in its initial public offering (the “public warrants”) will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding warrants to purchase Class A ordinary shares of GTY that were issued in a private placement concurrently with GTY’s initial public offering (the “private placement warrants”) will be exchanged for cash in the amount of  $0.75 per private placement warrant (the “warrant amendment proposal”); and

(b)
Warrant Holder Proposal No. 2 — The Warrant Holder Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the warrant holder meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the warrant holder meeting, there are not sufficient votes to approve the warrant amendment proposal (the “warrant holder adjournment proposal”).

GTY is also holding an extraordinary general meeting of its shareholders to consider and vote upon a proposal to approve the business combination as well as a number of related proposals.
Only holders of record of public warrants at the close of business on [           ], 2019 are entitled to notice of and to vote and have their votes counted at the warrant holder meeting and any adjournment of the warrant holder meeting.
As of  [           ], 2019, GTY has 18,400,000 public warrants and 8,693,334 private placement warrants outstanding. If approved, the warrant agreement amendment would provide for aggregate cash consideration of  $36,800,000 to holders of GTY’s public warrants and $6,520,001 to holders of GTY’s private placement warrants, in each case upon the closing of the business combination. The cash amount to be exchanged per public warrant represents a [    ]% premium to the last reported closing price of the public warrants on [           ], 2019.
Approval of the warrant amendment proposal requires the affirmative vote of holders of 50% of GTY’s outstanding public warrants. Approval of the warrant amendment proposal is not a condition to the closing of the business combination. The adoption of the warrant amendment proposal is conditioned on the approval of all of the condition precedent proposals (as defined in the proxy statement/prospectus accompanying this notice) at GTY’s extraordinary general meeting of shareholders. The warrant holder adjournment proposal is not conditioned on the approval of any other proposal. If our shareholders do not approve each of the condition precedent proposals, the business combination may not be consummated.
We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our public warrant holders in connection with the solicitation of proxies to be voted at the warrant holder meeting and at any adjournment of the warrant holder meeting. Whether or not you plan to attend the warrant holder meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”
After careful consideration, GTY’s board of directors has determined that each of the warrant amendment proposal and the warrant holder adjournment proposal are in the best interests of GTY and its public warrant holders and recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that warrant holders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.
All GTY public warrant holders are cordially invited to attend the warrant holder meeting in person. To ensure your representation at the warrant holder meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a warrant holder of record holding public warrants, you may also cast your vote in person at the warrant holder meeting. If your public warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your public warrants or, if you wish to attend the warrant holder meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the proposals because such action would not count as a vote cast at the warrant holder meeting.
Your vote is important regardless of the number of public warrants you own. Whether you plan to attend the warrant holder meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the public warrants you beneficially own are properly counted.
Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed business combination and related transactions and each of the proposals. We urge you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [    ]. This notice of Extraordinary General Meeting of Public Warrant Holders and the proxy statement/prospectus are available at [    ].
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors,
           , 2019

William D. Green
Co-Chief Executive Officer
IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR PUBLIC WARRANTS WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in the accompanying proxy statement/prospectus, passed upon the merits or fairness of any of the Transaction Documents or the transactions contemplated thereby, or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

i

ANNEXES
ii

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning GTY, without charge, by written request to [    ], GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, or by telephone request at (702) 945-2898; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [    ], or from the SEC through the SEC website at the address provided above.
In order for you to receive timely delivery of the documents in advance of the general meeting and warrant holder meeting of GTY to be held on [           ], 2019, you must request the information no later than four business days prior to the date of the general meeting and warrant holder meeting, by [           ], 2019.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The statements contained in this proxy statement/prospectus and in any document incorporated by reference herein that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to the Targets and New GTY has been provided by each of the Targets and New GTY and their management, and forward-looking statements include statements relating to each of the Target’s and New GTY’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference herein may include, for example, statements about:
•
our ability to complete the business combination, or, if we do not consummate the business combination, any other initial business combination, and to realize the benefits of the business combination;

•
satisfaction of conditions to the business combination, including: (i) approval by GTY’s shareholders of the condition precedent proposals and (ii) the availability of at least $270 million of cash to GTY, after giving effect to the redemptions of public shares, which may be met by aggregating (x) amounts held in the trust account and (y) any other immediately available funds made available to GTY at the closing of the business combination, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements entered into on or before January 18, 2019, so long as obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of New GTY’s common stock or on the creditworthiness of New GTY and its subsidiaries taken as a whole;

•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Documents;

•
the ability to obtain and/or maintain the listing of New GTY common stock on Nasdaq following the business combination;

•
our ability to raise financing in the future;

•
our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•
our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the business combination;

•
our potential ability to obtain financing to complete the business combination;

•
our public securities’ potential liquidity and trading;

•
the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•
factors relating to the business, operations and financial performance of the Targets, including:

•
their ability to effectively compete in the government technology industry;

•
their ability to successfully acquire and integrate new operations;

•
market conditions and global and economic conditions and other factors beyond the Targets’ control;

•
intense competition and competitive pressures from other companies;

•
litigation and the ability to adequately protect the Targets’ intellectual property rights; and

•
other factors detailed under the section entitled “Risk Factors”.

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this proxy statement. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Before a shareholder or warrant holder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the general meeting, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect GTY, the Targets, or, following the consummation of the business combination, New GTY.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
Q:
Why am I receiving this proxy statement/prospectus?

A:
GTY is proposing to consummate a business combination with the Targets. GTY and the Targets have entered into their respective Transaction Documents, the terms of which are described in this proxy statement/prospectus. A copy of each of the Transaction Documents, as amended, is attached to this proxy statement/prospectus attached as Annex A, B, C, D, E, F and G, respectively. GTY urges its shareholders to read the Transaction Documents in their entirety. Under the Transaction Documents, GTY will merge with and into GTY Merger Sub, with GTY surviving the merger. As a result of the GTY Merger, all of the issued and outstanding ordinary shares of GTY will be exchanged for an equal number of shares of New GTY common stock and, if the warrant amendment proposal is not approved, all of the outstanding warrants to purchase ordinary shares of GTY will become exercisable to purchase an equal number of shares of New GTY common stock on the existing terms and conditions of such warrants in accordance with the terms of such warrants (the “New GTY warrants”). In addition, the Targets will become direct or indirect wholly-owned subsidiaries of New GTY. If the warrant amendment proposal is adopted, none of the New GTY warrants will be issued in the GTY Merger.

Consummation of the business combination requires the approval of shareholders holding a majority of the ordinary shares voting at the general meeting.
GTY is also seeking the approval of its public warrant holders to amend the warrant agreement so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of its outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant.
THE VOTE OF SHAREHOLDERS AND PUBLIC WARRANT HOLDERS IS IMPORTANT. SHAREHOLDERS AND PUBLIC WARRANT HOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.
Q:
Why is GTY proposing the business combination?

A:
GTY was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses.

In New GTY following the business combination, we are creating the leading public sector software-as-a-service (SaaS) company that will offer a cloud-based suite of solutions for North American state and local governments. Immediately upon closing of the business combination, we will have six wholly-owned subsidiaries in five of the fastest growing segments in the government technology sector, including payments, budgeting, permitting, procurement and grants management. We will operate a payments engine with a “digital city hall” interface between government constituents, public schools, hospitals, utilities and vendors. We expect to be a high growth company with expanding gross profit margins, targeting a large, highly fragmented, addressable market. New GTY will be well-positioned to lead the digital transformation of this market with an integrated suite of capabilities: through CityBase we will provide digital services, web and mobile payments and payment kiosks; through Open Counter we will automate and simplify the permitting process; through Questica and Sherpa, we will provide unified performance management and agile budgeting solutions; through Bonfire we will provide an intelligent procurement software, aggregating supplier data and streamlining the decision-making process; and through eCivis we will provide a modern platform to maximize grant resources, improve fiscal health and pursue and properly manage $1 trillion in grants available annually.
See “The Business Combination Proposal — GTY’s Board of Directors’ Reasons for Approval of the Business Combination.”

Q:
What will Bonfire’s equity holders receive in return for the acquisition of Bonfire by New GTY?

A:
Upon consummation of the Bonfire Transaction, New GTY will (i) pay the holders of Bonfire capital stock (“Bonfire Holders”) an aggregate of up to $47,000,000 in cash, subject to certain customary adjustments contained in the Bonfire Agreement, including an increase for cash and a reduction for indebtedness of Bonfire and its subsidiaries at the time of the closing of the Bonfire Transaction (the “Bonfire Closing”), and (ii) issue to the Bonfire Holders a number of shares of New GTY common stock or a number of exchangeable shares in the capital of Bonfire Exchangeco (the “Bonfire Exchangeco Shares”) with an aggregate fair market value equal to $51,000,000.

In the event that the gross proceeds made available to GTY from any Alternative Financing Sources (as defined below under “What happens if a substantial number of the public shareholders exercise their redemption rights?”) and the amount of funds in the Trust Account is at least $325,000,000, $2,000,000 of the overall consideration payable to the Bonfire shareholders will be payable in cash rather than shares of New GTY common stock, increasing the aggregate cash consideration payable to the Bonfire Holders to $49,000,000 and decreasing the number of shares payable to Bonfire Holders to a number of shares with an aggregate fair market value equal to $49,000,000.
In addition, Bonfire Holders may receive, following the Bonfire Closing and based on Bonfire’s revenues and EBIT for the fiscal years ended December 31, 2019 and 2020, respectively, earn-out payments in an aggregate amount not to exceed $10,000,000, payable 50% in cash and 50% in New GTY common stock (the “Bonfire Earn-out Shares”). GTY has agreed to file a registration statement on Form S-3 covering the resale of any shares of New GTY common stock and Bonfire Earn-out Shares issued to the Bonfire Holders.
Q:
What will CityBase’s equity holders receive in return for the acquisition of CityBase by New GTY?

A:
Upon consummation of the CityBase Transaction, New GTY will pay the holders of CityBase capital stock and vested CityBase options (“CityBase Holders”) an aggregate of up to 1,000,000 shares of New GTY common stock, and $90,000,000 in cash, subject to certain customary adjustments contained in the CityBase Agreement, including an increase for cash and a reduction for indebtedness of CityBase at the time of the closing of the CityBase Transaction (the “CityBase Closing”). Of the $90,000,000, certain key executives of CityBase will receive 20% of their closing consideration in shares of New GTY common stock in lieu of cash, and two key stockholders will each receive $1,000,000 of their closing consideration in shares of New GTY common stock in lieu of cash.

In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, the CityBase shareholders will receive an additional $10,000,000 in cash, rather than 1,000,000 shares of New GTY common stock, and $1,000,000 of the overall consideration payable to each of the two key stockhoders of CityBase referenced above will be payable in cash rather than shares of New GTY common stock.
In addition, certain CityBase Holders may receive, following the CityBase Closing and upon CityBase’s trailing twelve-month net revenue exceeding $37,000,000 on or prior to December 31, 2048, an earn-out payment equal to a number of shares (the “CityBase Earn-out Shares”) (or, in the case of certain CityBase Holders, most of whom are not accredited investors, cash value thereof) of New GTY common stock calculated by dividing $60 million by: (i) $10.00 if the CityBase Earn-out Threshold (as defined in the CityBase Agreement) is met on or prior to December 31, 2021 or (ii) the greater of  (x) $10.00 or (y) the volume-weighted average closing price for the shares of New GTY common stock for the 30 trading days immediately preceding the payment date if the CityBase Earn-out Threshold is met after December 31, 2021; provided that certain CityBase Holders will receive their respective pro-rata portion of the earn-out payment in cash at the CityBase Closing in lieu of shares of New GTY common stock. GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any shares of New GTY common stock and CityBase Earn-out Shares issued to the CityBase Holders.
On October 10, 2018, in connection with the CityBase Transaction, GTY entered into letter agreements (the “CityBase Letter Agreements”) with certain investors in CityBase who purchased an aggregate of  $7.95 million of CityBase’s Series C Preferred Stock in August 2018 (the “CityBase

Investors”). Pursuant to the CityBase Agreement, GTY will deliver to these CityBase Investors at the CityBase Closing an amount of cash equal to its pro rata portion (based on such CityBase Investor’s ownership of the fully diluted equity of CityBase) of the earn-out amount contemplated by the CityBase Agreement (the “CityBase Earn-out Payment”). The CityBase Letter Agreements provide that upon receipt of the CityBase Earn-out Payment, each such CityBase Investor will have the right, but not the obligation, to purchase the number of shares of New GTY common stock equal to the CityBase Earn-out Payment divided by $10.00. Each CityBase Investor will be entitled to certain registration rights with respect to any shares of New GTY common stock issued pursuant to the CityBase Letter Agreements. GTY has also agreed to use commercially reasonable efforts to file a registration statement with the SEC covering the resale of any shares of New GTY common stock issued pursuant to the CityBase Letter Agreements within seven days after the CityBase Closing.
Stephen Rohleder and Charles Wert, directors of GTY, are investors in CityBase’s Series C preferred stock. See “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination.”
Q:
What will eCivis’s equity holders receive in return for the acquisition of eCivis by New GTY?

A:
Upon consummation of the eCivis Transaction, New GTY will (i) pay the holders of eCivis capital stock (“eCivis Holders”) an aggregate of up to $25,000,000 in cash, subject to certain customary adjustments contained in the eCivis Agreement, including an increase for cash and a reduction for indebtedness of eCivis at the time of the closing of the eCivis Transaction (the “eCivis Closing”), and (ii) issue to the eCivis Holders a number of shares of New GTY common stock with an aggregate fair market value equal to $25,000,000 based on the volume weighted average price of GTY’s ordinary shares for the 30 trading days immediately prior to the eCivis Closing.

If the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $5,000,000 of the overall consideration payable to eCivis’ shareholders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the eCivis Holders to $27,000,000 and decreasing the number of shares payable to eCivis Holders to a number of shares with a fair market value equal to $23,000,000 based on the volume weighted average price of GTY's ordinary shares for the 30 trading days immediately prior to the eCivis Closing.
In addition, eCivis Holders may receive, following the eCivis Closing and based on eCivis’s revenues and EBITDA for the year ended December 31, 2020, an earn-out payment equal to a number of New GTY common stock with a value of up to $50,000,000 on the date of issuance (the “eCivis Earn-out Shares”). GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any eCivis Earn-out Shares and the other shares to be issued in connection with the eCivis Closing.
Q:
What will Open Counter’s equity holders receive in return for the acquisition of Open Counter by New GTY?

A:
Upon consummation of the Open Counter Transaction, New GTY will pay the holders of Open Counter capital stock (“Open Counter Holders”) an aggregate of up to (i) $12,500,000 in cash, subject to certain customary adjustments contained in the Open Counter Agreement, including an increase for cash and a reduction for indebtedness of Open Counter at the time of the closing of the Open Counter Transaction (the “Open Counter Closing”), and (ii) 1,650,000 shares of New GTY common stock, less the any shares payable to Open Counter Holders dissenting from the Open Counter Transaction and requiring appraisal of their shares.

If the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $2,000,000 of the overall consideration payable to two Open Counter shareholders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the Open Counter Holders to $14,500,000 and decreasing the number of shares payable to Open Counter to 1,450,000 shares of New GTY.

Q:
What will Questica’s equity holders receive in return for the acquisition of Questica by New GTY?

A:
Upon consummation of the Questica Transaction, New GTY will (i) pay the holders of Questica capital stock (“Questica Holders”) an aggregate of up to $54,000,000 in cash, subject to certain customary adjustments contained in the Questica Agreement, including an increase for cash and a reduction for indebtedness of Questica at the time of the closing of the Questica Transaction (the “Questica Closing”), and (ii) an aggregate of 2,600,000 Class A Exchangeable Shares in the capital stock of Questica Exchangeco and 1,000,000 Class B Exchangeable Shares in the capital stock of Questica Exchangeco, each of which is exchangeable into shares of New GTY common stock.

In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $6,000,000 of the overall consideration payable to Questica Holders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the Questica Holders to $60,000,000 and decreasing the number of shares payable to Questica Holders to 2,000,000 Class A Exchangeable Shares. The number of Class B Exchangeable Shares will remain unchanged.
Q:
What will Sherpa’s unitholders receive in return for the acquisition of Sherpa by New GTY?

A:
Upon consummation of the Sherpa Transaction, New GTY will pay to the Sherpa Holders up to an aggregate of  $8,000,000 in cash, subject to certain customary adjustments contained in the Sherpa Agreement, including an increase for cash and a reduction for indebtedness of Sherpa at the time of the Sherpa Closing. In addition, following the Sherpa Closing and based on Sherpa’s revenues for the years ended December 31, 2019 and 2018, the Sherpa Holders may receive, in the aggregate, an earn-out payment equal to a number of shares of New GTY common stock with a value equal to $2,000,000 on the date of issuance (the “Sherpa Earn-out Shares”). GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any Sherpa Earn-out Shares.

Q:
What equity stake will current GTY shareholders hold in New GTY immediately after the consummation of the business combination?

A:
Assuming that no public shareholders exercise their redemption rights (no redemptions scenario), [    ]. Assuming that holders of  [    ] public shares exercise their redemption rights (based on $[    ] held in trust as of  [           ], 2019 and a redemption price of  $[    ] per share) (maximum redemptions scenario), [    ].

There are currently outstanding an aggregate of 27,093,334 warrants to acquire our Class A ordinary shares, which comprise 8,693,334 private placement warrants held by our Sponsor and 18,400,000 public warrants. Assuming the warrant amendment proposal is not approved, each of our outstanding whole warrants will become exercisable commencing 30 days following the closing of the business combination for one Class A ordinary share and, following the business combination, will entitle the holder thereof to purchase one share of New GTY common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, assuming that each outstanding whole warrant is exercised and one share of New GTY common stock is issued as a result of such exercise and that the warrant amendment proposal is not approved, with payment to GTY of the exercise price of  $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 27,093,334 shares, with approximately $311,573,341 paid to GTY to exercise the warrants.
If the warrant amendment proposal is approved, the warrant agreement will be amended so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant.
There are currently 18,400,000 public warrants and 8,693,334 private placement warrants outstanding. If approved, the warrant agreement amendment would provide for aggregate cash consideration of $36,800,000 to holders of GTY’s public warrants and $6,520,001 to holders of GTY’s private placement warrants, in each case upon the closing of the business combination.

Q:
How much funds are held in the trust account?

A:
As of  [           ], 2019, there were investments and cash held in the trust account of approximately $[    ]. These funds will not be released until the earlier of the completion of our initial business combination or the redemption of our public shares if we are unable to complete a business combination by May 1, 2019, although we may withdraw the interest earned on the funds held in the trust account to pay income taxes.

Q:
What happens if a substantial number of the public shareholders exercise their redemption rights?

A:
The consummation of the business combination is conditioned upon, among other things, (i) approval by GTY’s shareholders of the condition precedent proposals and (ii) the availability of at least $270 million of cash to GTY, after giving effect to the redemptions of public shares, which may be met by aggregating (x) amounts held in the trust account and (y) any other immediately available funds made available to GTY at the closing of the business combination, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements entered into on or before January 18, 2019, so long as obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of New GTY’s common stock or on the creditworthiness of New GTY and its subsidiaries taken as a whole (“Alternative Financing Sources”).

If the foregoing conditions are satisfied, but a substantial number of GTY’s public shareholders exercise their redemption rights, the trading market for New GTY common stock may be less liquid than the market for GTY’s ordinary shares was prior to consummation of the business combination and New GTY may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the trust account, the working capital infusion from the trust account into New GTY’s business will be reduced. In no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. In the event that the aggregate amount of redemptions results in our net tangible assets being less than $5,000,001, we will not complete the business combination or redeem any shares.
Q:
What conditions must be satisfied to complete the business combination?

A:
Unless waived by the parties to the Transaction Documents, and subject to applicable law, the consummation of the business combination is subject to a number of conditions set forth in each of the Transaction Documents including, among others, (i) approval by GTY’s shareholders of the condition precedent proposals and (ii) the availability of at least $270 million of cash to GTY, after giving effect to the redemptions of public shares, which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources. Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See “The Business Combination Proposal — The Transaction Documents.”

Initially, we were required to complete our initial business combination by November 1, 2018, which was 24 months from the closing of our initial public offering. On October 30, 2018, our shareholders approved a proposal to amend our second amended and restated memorandum and articles of association to extend the date by which we have to consummate an initial business combination from November 1, 2018 to May 1, 2019. In connection with such proposal, our public shareholders had the right to elect to redeem their public shares for a per share price, payable in cash, based upon the aggregate amount then on deposit in the trust account. Our public shareholders holding 34,011,538 Class A ordinary shares out of a total of 55,200,000 Class A ordinary shares validly elected to redeem their public shares and, accordingly, after giving effect to such redemptions, the balance in GTY’s trust account was approximately $216.8 million.
Q:
What happens if the business combination is not consummated?

A:
If we are not able to complete the business combination by May 1, 2019, we will cease all operations except for the purpose of winding up and redeeming our public shares and liquidating the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:
When do you expect the business combination to be completed?

A:
It is currently anticipated that the business combination will be consummated as soon as practicable following the GTY general meeting, which is set for [           ], 2019; however, such meeting could be adjourned if the adjournment proposal is adopted by our shareholders at the general meeting and we elect to adjourn the general meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, each of the condition precedent proposals has not been approved. For a description of the conditions for the completion of the business combination, see “The Transaction Documents — Conditions to the Closing of the Business Combination.”

Q:
What proposals are shareholders being asked to vote upon?

A:
Under the Transaction Documents, the condition precedent proposals are conditions to the consummation of the business combination. If our public shareholders do not approve each of the condition precedent proposals, then the business combination may not be consummated.

In addition to the condition precedent proposals, our shareholders also may be asked to consider and vote upon a proposal to adjourn the general meeting to a later date or dates to permit further solicitation and vote of proxies if  (i) based upon the tabulated vote at the time of the general meeting, each of the condition precedent proposals has not been approved and/or (ii) GTY determines that one or more of the closing conditions under the Transaction Documents has not been satisfied. See “The Adjournment Proposal.”
GTY will hold the general meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the business combination and the other matters to be acted upon at the general meeting. Shareholders should read it carefully.
After careful consideration, GTY’s board of directors has determined that the business combination proposal, each of the organizational documents proposals, the stock issuance proposal, the incentive plan proposal and the adjournment proposal are in the best interests of GTY and its shareholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.
In connection with such approval of the business combination proposal and the recommendation that GTY’s shareholders approve the business combination proposal, Stephen Rohleder and Charles Wert, members of GTY’s board of directors, recused themselves from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY’s shareholders approve the business combination with respect to the CityBase Transaction due to Mr. Rohleder’s and Mr. Wert’s respective interests in the CityBase Transaction as investors in CityBase’s Series C preferred stock.
In addition to the foregoing, the existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Officers in the Business Combination” for a further discussion.
THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.
Q:
What proposals are public warrant holders being asked to vote upon?

A:
GTY is also seeking the approval of its public warrant holders to amend the warrant agreement so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of its outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant.

There are currently 18,400,000 public warrants and 8,693,334 private placement warrants outstanding. If approved, the warrant agreement amendment would provide for aggregate cash consideration of $36,800,000 to holders of GTY’s public warrants and $6,520,001 to holders of GTY’s private placement warrants, in each case upon the closing of the business combination. If the warrant amendment proposal is adopted, none of the New GTY warrants will be issued in the GTY Merger.
The public warrant holders may also be asked to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the warrant holder meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the warrant holder meeting, there are not sufficient votes to approve the warrant amendment proposal.
After careful consideration, GTY’s board of directors has determined that each of the warrant amendment proposal and the warrant holder adjournment proposal are in the best interests of GTY and its public warrant holders and recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that warrant holders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.
THE VOTE OF PUBLIC WARRANT HOLDERS IS IMPORTANT. PUBLIC WARRANT HOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.
Q:
What material negative factors did GTY’s board of directors consider in connection with the business combination?

A:
The board of directors considered certain potentially material negative factors in connection with the business combination, including that the potential benefits of the business combination may not be achieved, the risks associated with each of the targets, their businesses and the industries in which they operate, the risks and costs associated with GTY’s failure to complete the business combination, the risk that GTY’s shareholders may fail to approve the business combination and the condition precedent proposals, the risk that the completion of the business combination is conditioned on the satisfaction of certain closing conditions, including that $270 million be available to GTY and those conditions that are not within GTY’s control, the possibility of litigation challenging the business combination or that an adverse judgment could enjoin the business combination, and the fees and expenses associated with completing the business combination. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — GTY’s Board of Director’s Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risks Relating to Targets’ Businesses and Industries.”

Q:
How will the GTY Merger affect my public shares, public warrants and units?

A:
On the effective date of the GTY Merger, each currently issued and outstanding Class A ordinary share and each Class B ordinary share will be cancelled and will automatically convert into one share of New GTY common stock in accordance with the terms of the Proposed Charter. After the effectiveness of the GTY Merger and before the closing of the business combination, each outstanding unit of New GTY (each of which consists of one share of New GTY common stock and one-third of one New GTY warrant to purchase one share of New GTY common stock) will be separated into its component common stock and warrant. Such New GTY warrants will become exercisable any time after 30 days following the closing of the business combination. Only whole New GTY warrants are exercisable. If the warrant amendment proposal is approved, the warrant agreement will be amended so that, upon the closing of the business combination, each outstanding whole public warrant will be exchanged for cash in the amount of  $2.00 per whole public warrant and each outstanding private placement warrant will be exchanged for cash in the amount of  $0.75 per private placement warrant. If the warrant amendment proposal is adopted, none of the New GTY warrants will be issued in the GTY Merger.
Q:
Do I have redemption rights?

A:
If you are a holder of public shares, you have the right to request that GTY redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of their public shares even if they vote for the GTY merger proposal or the business combination proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the trust account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Q:
How do I exercise my redemption rights?

A:
If you are a holder of public shares and wish to exercise your right to redeem your public shares, you must:

(i)
(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to [    ] a.m., Eastern Time, on [           ], 2019, (a) submit a written request to Continental Stock Transfer & Trust Company, GTY’s transfer agent (the “transfer agent”), that New GTY redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

The address of the transfer agent is listed under the question “Who can help answer my questions?” below.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. No fractional public warrants will be issued upon separation of the units. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.
Any holder of public shares will be entitled to request that their public shares (which would become shares of New GTY common stock) be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest earned on the trust account (net of taxes payable), divided by the number of then outstanding public shares. For illustrative purposes, as of [           ], 2019, this would have amounted to approximately $[    ] per public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote for or against the GTY merger proposal or the business combination proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the GTY merger proposal or the business combination proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the business combination.
If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to the transfer agent at the address listed at the end of this section.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the GTY merger proposal or the business combination proposal at the general meeting. If you deliver your shares for redemption to the transfer agent and later decide prior to the general meeting not to elect redemption, you may request that GTY instruct its transfer agent to return the shares (physically or electronically). You may make such request by contacting the transfer agent at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by GTY’s secretary prior to the vote taken on the GTY merger proposal or the business combination proposal at the general meeting. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent by [    ] a.m., Eastern time, on [           ],2019.
If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the business combination is consummated, New GTY will redeem public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the business combination.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any GTY warrants that you may hold.
Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. No fractional public warrants will be issued upon separation of the units. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact the transfer agent directly and instruct it to do so. If you fail to cause your public shares to be separated and delivered to the transfer agent by [    ] a.m., Eastern Time, on [           ],2019 you will not be able to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
We expect that a U.S. Holder (as defined in the section entitled “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Q:
Do I have appraisal rights in connection with the proposed business combination?

A:
No. Neither GTY shareholders nor GTY warrant holders have appraisal rights in connection with the business combination or under the Cayman Islands Companies Law.

GTY shareholders are entitled to give notice to GTY prior to the general meeting that they wish to dissent to the GTY Merger. The effect of such a notice would be that such dissenting shareholder would be entitled to payment of the fair market value of its shares if such shareholder follows the procedures set out in the Cayman Islands Companies Law relating thereto. It is GTY’s view, however, that such fair market value would be equal to the amount which a shareholder would obtain if it exercised its redemption right as described herein.
Q:
What are the U.S. federal income tax consequences as a result of the business combination?

A:
The GTY Merger will constitute a tax-deferred transaction pursuant to Section 351 of the Code. Subject to the passive foreign investment company (“PFIC”) rules discussed below, the holders of GTY ordinary shares generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of GTY ordinary shares for New GTY common stock. Holders of GTY ordinary shares are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the business combination to them. For a more complete discussion of the tax consequences of the GTY Merger, see “U.S. Federal Income Tax Considerations.”

As discussed further under “U.S. Federal Income Tax Considerations,” GTY believes that it is likely a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. In the event that GTY is considered a PFIC then, notwithstanding the foregoing U.S. federal income tax consequences of the GTY Merger, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of GTY ordinary shares for New GTY common stock pursuant to the GTY Merger. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — PFIC Considerations — Impact of PFIC Rules on U.S. Holders” with respect to their GTY ordinary shares are generally not subject to the same gain recognition rules under the current proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the GTY Merger, see “U.S. Federal Income Tax Considerations.”
Additionally, the GTY Merger may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) to become subject to U.S. withholding taxes on any dividends in respect of such non-U.S. Holder’s New GTY common stock subsequent to the GTY Merger.
The tax consequences of the GTY Merger are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the GTY Merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the GTY Merger, see “U.S. Federal Income Tax Considerations.”
Q:
What do I need to do now?

A:
GTY urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the business combination will affect you as a shareholder and/or warrant holder of GTY. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
How do I vote?

A:
If you are a holder of record of ordinary shares and/or public warrants on the record date, you may vote in person at the general meeting and/or warrant holder meeting or by submitting a proxy for the general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares and/or public warrants in “street name,” which means your shares and/or public warrants are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares and/or public warrants you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares and/or public warrants or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker, bank or nominee.
Q:
If my shares and/or public warrants are held in “street name,” will my broker, bank or nominee automatically vote my shares and/or public warrants for me?

A:
No. If your shares and/or public warrants are held in a brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares and/or public warrants held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and/or public warrants. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares and/or public warrants will not be voted on that proposal. This is called a “broker non-vote.” Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:
When and where will the general meeting and warrant holder meeting be held?

A:
The general meeting will be held at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166 on [           ], 2019, at [    ] a.m., Eastern Time, unless the general meeting is adjourned. The warrant holder meeting will be held at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166 on [           ], 2019, at [    ] a.m., Eastern Time, unless the warrant holder meeting is adjourned.

Q:
Who is entitled to vote at the general meeting and/or warrant holder meeting?

A:
GTY has fixed [           ], 2019 as the record date for each of the general meeting and the warrant holder meeting. If you were a shareholder of GTY at the close of business on the record date, you are entitled to vote on matters that come before the general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the general meeting. If you were a public warrant holder of GTY at the close of business on the record date, you are entitled to vote on matters that come before the warrant holder meeting. However, a public warrant holder may only vote his or her public warrants if he or she is present in person or is represented by proxy at the warrant holder meeting.

Q:
How many votes do I have?

A:
GTY shareholders are entitled to one vote at the general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date, there were outstanding 34,988,462 ordinary shares, of which 21,188,462 were outstanding public shares (being 55,200,000 public shares issued in our initial public offering as reduced by the redemption of 34,011,538 public shares in connection with the Extension Meeting).

GTY public warrant holders are entitled to one vote at the warrant meeting for each public warrant held of record as of the record date. As of the close of business on the record date, there were outstanding 18,400,000 public warrants.
Q:
What constitutes a quorum?

A:
A quorum of GTY shareholders is necessary to hold a valid meeting. A quorum will be present at the GTY general meeting if one or more shareholders holding at least a majority of the paid up voting share capital entitled to vote are present in person or by proxy. As of the record date for the general meeting, 17,494,232 ordinary shares would be required to achieve a quorum.

A quorum of GTY public warrant holders is necessary to hold a valid meeting. A quorum will be present at the warrant holder meeting if one or more public warrant holders holding at least a majority of the paid up voting public warrant capital entitled to vote are present in person or by proxy. As of the record date for the warrant holder meeting, 9,200,001 public warrants would be required to achieve a quorum.
Q:
What vote is required to approve each proposal at the general meeting?

A:
The following votes are required for each proposal at the general meeting:

•
GTY merger proposal:   The approval of the GTY merger proposal requires a special resolution under the Cayman Islands Companies Law and the Existing Organizational Documents, being the affirmative vote by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve the GTY merger proposal, vote at the general meeting.

•
Business combination proposal: The approval of the business combination proposal requires the affirmative vote for the proposal by the holders of a majority of ordinary shares who, being present and entitled to vote at the general meeting to approve the business combination proposal, vote at the general meeting.

•
Organizational documents proposals: The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands Companies Law and the Existing Organizational Documents, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve each such organizational documents proposal, vote at the general meeting.

•
Stock issuance proposal: The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the stock issuance proposal, vote at the general meeting.

•
Incentive plan proposal: The approval of the incentive plan proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the incentive plan proposal, vote at the general meeting.

•
Adjournment proposal: The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the adjournment proposal, vote at the general meeting.

Q:
What vote is required to approve each proposal at the warrant holder meeting?

A:
The following votes are required for each proposal at the warrant holder meeting:

•
Warrant amendment proposal: The approval of the warrant amendment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant amendment proposal, vote at the warrant holder meeting.

•
Warrant holder adjournment proposal: The approval of the warrant holder adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant holder adjournment proposal, vote at the warrant holder meeting.

Q:
What are the recommendations of GTY’s board of directors?

A:
GTY’s board of directors believes that the business combination proposal and the other proposals to be presented at the general meeting and warrant holder meeting are in the best interest of GTY’s shareholders and public warrant holders and recommends that its shareholders vote “FOR” the GTY merger proposal, “FOR” the business combination proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting and that its public warrant holders vote “FOR” the warrant amendment proposal and “FOR” the warrant holder adjournment proposal, in each case, if presented to the warrant holder meeting.
In connection with such approval of the business combination proposal and the recommendation that GTY’s shareholders approve the business combination proposal, Stephen Rohleder and Charles Wert, members of GTY’s board of directors, recused themselves from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY’s shareholders approve the business combination with respect to the CityBase Transaction due to Mr. Rohleder’s and Mr. Wert’s respective interests in the CityBase Transaction as investors in CityBase’s Series C preferred stock.
In addition to the foregoing, the existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and public warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders and public warrant holders vote for the proposals. These conflicts of interest include, among others, that if we do not consummate a business combination by May 1, 2019, we may be forced to liquidate and the 13,800,000 founder shares and 8,693,334 private placement warrants owned by our Sponsor would be worthless. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.
Q:
How do our Sponsor and the other initial shareholders intend to vote their shares?

A:
In connection with our initial public offering, our initial shareholders entered into a letter agreement to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of our initial business combination and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the record date, our initial shareholders own an aggregate of 13,800,000 ordinary shares, which in the aggregate represents 39.44% of our total outstanding shares on the date of this proxy statement/prospectus.

Q:
May our Sponsor, the other initial shareholders and the Targets purchase public shares or warrants prior to the general meeting?

A:
At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GTY or its securities, the GTY initial shareholders, the Targets and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire GTY’s ordinary shares or vote their shares in favor of the business combination proposal or GTY merger proposal, or vote their warrants in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to shareholders for approval at the general meeting and presented to warrant holders at the warrant holder meeting are approved and/or (ii) we meet the condition that we have at least $270 million of cash available upon the closing of the business combination. Any such share or warrant purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination or warrant holder approval of the warrant amendment proposal. This may result in the completion of our business combination or warrant holder approval of the warrant amendment proposal that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GTY initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on GTY’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than [    ] million public shares elect to redeem their public shares in connection with the business combination.
If such transactions are effected, the consequence could be to cause the business combination to be approved or the warrant amendment proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting or warrant holder meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GTY will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the warrant holder meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Q:
What happens if I sell my ordinary shares before the general meeting?

A:
The record date for the general meeting is earlier than the date of the general meeting and earlier than the date that the business combination is expected to be completed. If you transfer your ordinary shares after the applicable record date, but before the general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.

Q:
What happens if I sell my public warrants before the warrant holder meeting?

A:
The record date for the warrant holder meeting is earlier than the date of the warrant holder meeting and earlier than the date that the business combination is expected to be completed. If you transfer your public warrants after the applicable record date, but before the warrant holder meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such warrant holder meeting.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Shareholders and warrant holders may send a later-dated, signed proxy card to GTY’s secretary at the address set forth below so that it is received by GTY’s secretary prior to the vote at the general meeting or warrant holder meeting (which are scheduled to take place on [           ], 2019) or attend the general meeting and/or warrant holder meeting in person and vote. Shareholders and warrant holders also may revoke their proxy by sending a notice of revocation to GTY’s secretary, which must be received by GTY’s secretary prior to the vote at the general meeting and/or the warrant holder meeting. However, if your shares or public warrants are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:
What happens if I fail to take any action with respect to the general meeting?

A:
If you fail to take any action with respect to the general meeting and the business combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of New GTY. If you fail to take any action with respect to the general meeting and the business combination is not approved, you will remain a shareholder and/or warrant holder of GTY. However, if you fail to take any action with respect to the general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the business combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares.

Q:
What should I do with my stock certificates, warrant certificates and/or unit certificates?

A:
GTY shareholders who exercise their redemption rights must deliver their stock certificates to the transfer agent (either physically or electronically) prior to [    ] a.m., Eastern Time, on [           ], 2019.

GTY warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.
On the effective date of the GTY Merger, holders of GTY units, common stock and warrants will receive units, common stock and warrants (assuming the warrant amendment proposal is not adopted) of New GTY without needing to take any action and accordingly such holders should not submit the certificates relating to their units, common stock and warrants. In addition, after the effectiveness of the GTY Merger and before the closing of the business combination, each outstanding unit of New GTY (each of which consists of one share of New GTY common stock and one-third of one warrant to purchase one share of New GTY common stock) will be separated into its component common stock and warrants (assuming the warrant amendment proposal is not adopted). If the warrant amendment proposal is adopted, not New GTY warrants will be issued.
Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders and/or warrant holders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares or public warrants in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares or public warrants. If you are a holder of record and your shares or public warrants are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares and/or public warrants.

Q:
Who can help answer my questions?

A:
If you have questions about the business combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference herein or the enclosed proxy card you should contact:

Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: [           ]
You also may obtain additional information about GTY from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your ordinary shares (either physically or electronically) to the transfer agent at the address below prior to [    ] a.m., Eastern Time, on [           ], 2019. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the general meeting and warrant holder meeting, including the business combination, you should read this entire document carefully, including each of the Transaction Documents, as amended, attached as Annex A, B, C, D, E, F and G, respectively, to this proxy statement/prospectus. The Transaction Documents are the legal documents that govern the business combination and the other transactions that will be undertaken in connection therewith. Each of the Transaction Documents is also described in detail in this proxy statement/prospectus in the section entitled “The Transaction Documents.”
The Parties to the Business Combination
GTY Technology Holdings Inc.
GTY is a blank check company incorporated on August 11, 2016 as a Cayman Islands exempted company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, GTY is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.
GTY’s units, ordinary shares and warrants are listed on Nasdaq under the symbols “GTYHU,” “GTYH,” and “GTYHW,” respectively.
The mailing address of GTY’s principal executive office is 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. Its telephone number is (702) 945-2898.
Bonfire Interactive Ltd.
Bonfire is a Canadian corporation headquartered in Ontario, Canada and is a developer of cloud-based eSourcing and procurement software that helps purchasers find, engage and evaluate suppliers and manage the resulting contracting and performance relationships.
For more information about Bonfire, please see the sections entitled “Information About Bonfire,” and “Bonfire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
The mailing address of Bonfire’s principal executive office is 121 Charles Street W. #C429, Kitchener, Ontario, Canada N2G 1H6. Its telephone number is (800) 354-8010.
CityBase, Inc.
CityBase is a Delaware corporation headquartered in Chicago, Illinois and is a developer of content, digital services, and integrated payments for government agencies and utility companies via a cloud-based platform that includes technological functionality accessible via web and mobile, kiosk, point-of-sale, and other channels.
For more information about CityBase, please see the sections entitled “Information About CityBase,” and “CityBase’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
The mailing address of CityBase’s principal executive office is 30 North LaSalle Street, Chicago, Illinois 60602. Its telephone number is (844) 510-8463.
eCivis Inc.
eCivis is a Delaware corporation headquartered in Pasadena, California and is a cloud-based grants management system provider for state, local and tribal governments that also offers writing, consulting and professional services as well as financial and program performance tracking, cost allocation and budgeting.
For more information about eCivis, please see the sections entitled “Information About eCivis,” and “eCivis Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The mailing address of eCivis’s principal executive office is 418 N. Fair Oaks Avenue, Suite 301, Pasadena, California 91103. Its telephone number is (626) 578-6214.
Open Counter Enterprises Inc.
Open Counter is a Delaware corporation headquartered in San Francisco and is a builder of user-friendly software to guide applicants through complex permitting and licensing procedures.
For more information about Open Counter, please see the sections entitled “Information About Open Counter,” and “Open Counter’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
The mailing address of Open Counter’s principal executive office is 25 Taylor Street, San Francisco, California 94102. Its telephone number is (415) 404-8733.
Questica
Questica Inc. and Questica USCDN Inc. are Canadian corporations. Questica is headquartered in Burlington, Ontario, Canada and is a provider of budgeting software, performance management and transparency and data visualization solutions.
For more information about Questica, please see the sections entitled “Information About Questica,” and “Questica’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
The mailing address of Questica’s principal executive office is 980 Fraser Drive, Unit 105, Burlington, Ontario, Canada L7L 5P5. Its telephone number is 905-634-0110.
Sherpa Government Solutions LLC
Sherpa is a Delaware limited liability company headquartered in Denver and is a provider of public sector budgeting software and consulting services.
For more information about Sherpa, please see the sections entitled “Information About Sherpa,” “Sherpa’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management of New GTY Following the Business Combination.”
The mailing address of Sherpa’s principal executive office is 2990 Osceola Street, Denver, Colorado 80212. Its telephone number is (720) 644-9244.
Summary of the Transaction Documents
GTY Agreement
Pursuant to the GTY Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the business combination, GTY Merger Sub will merge with and into GTY, with GTY surviving the GTY Merger as a direct, wholly-owned subsidiary of New GTY.
As a result of the GTY Merger, all of the issued and outstanding ordinary shares of GTY will be exchanged for an equal number of shares New GTY common stock, and, if the warrant amendment proposal is not approved, all of the outstanding warrants to purchase ordinary shares of GTY will become exercisable to purchase an equal number of shares of New GTY common stock on the existing terms and conditions of such warrants in accordance with the terms of such warrants. New GTY intends to apply to list the New GTY common stock on The Nasdaq Stock Market in connection with the closing of the business combination.
The closing of each of the transactions contemplated by the Transaction Documents are expected to occur simultaneously with the closing of the GTY Merger. In addition, after the GTY Merger and prior to the effective time of the transactions contemplated by the Transaction Documents, GTY will assign all of its rights, interests and obligations under the Transaction Documents to New GTY.

Bonfire Agreement
Pursuant to the Bonfire Agreement, upon the terms and subject to the conditions set forth therein, at the Bonfire Closing, Callco and Exchangeco will acquire all of the issued and outstanding shares of Bonfire, such that Bonfire will become an indirect, wholly-owned subsidiary of New GTY.
Upon consummation of the Bonfire Transaction, New GTY will (i) pay the Bonfire Holders an aggregate of up to $47,000,000 in cash, subject to certain customary adjustments contained in the Bonfire Agreement, including an increase for cash and a reduction for indebtedness of Bonfire and its subsidiaries at the time of the Bonfire Closing, and (ii) issue to the Bonfire Holders a number of shares of New GTY common stock or a number of Bonfire Exchangeco Shares with an aggregate fair market value equal to $51,000,000.
In addition, Bonfire Holders may receive, following the Bonfire Closing and based on Bonfire’s revenues and EBIT for the fiscal years ended December 31, 2019 and 2020, respectively, earn-out payments in an aggregate amount not to exceed $10,000,000, payable 50% in cash and 50% in New GTY common stock. GTY has agreed to file a registration statement on Form S-3 covering the resale of any Bonfire Earn-out Shares.
The Bonfire Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Bonfire Agreement and the Bonfire Transaction; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than $270,000,000 (the “Bonfire Necessary Cash Amount”) following any such redemptions and the payment of any expenses related to the Bonfire Transaction, which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources; (iii) certain Bonfire Holders will have delivered to GTY a duly executed lock-up agreement in the form attached to the Bonfire Agreement; (iv) no more than 5% of the shares of Bonfire capital stock issued and outstanding immediately prior to the effective time of the Bonfire Transaction (the “Bonfire Shares”) will be Cash-out Shares (as defined in the Bonfire Agreement); and (v) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Bonfire Closing.
In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $2,000,000 of the overall consideration payable to the Bonfire shareholders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the Bonfire Holders to $49,000,000 and decreasing the number of shares payable to Bonfire Holders to a number of shares with an aggregate fair market value equal to $49,000,000.
The Bonfire Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Bonfire if the Bonfire Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Bonfire Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Bonfire Agreement has been the cause of, or resulted in, the failure of the Bonfire Closing to occur on or before such date; (iii) by either GTY or Bonfire if GTY’s shareholders have not approved the Bonfire Agreement and the Bonfire Transaction; (iv) by either GTY or Bonfire if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Bonfire Necessary Cash Amount; and (v) by GTY if voting and support agreements representing no less than two-thirds of Bonfire’s capital stock, two-thirds of Bonfire’s options and two-thirds of Bonfire’s warrants have not been executed and delivered to GTY by 3:45 p.m. Eastern Time on the second business following the Bonfire Closing or if such voting and support agreements fail to be in full force and effect.
CityBase Agreement
Pursuant to the CityBase Agreement, upon the terms and subject to the conditions set forth therein, at the CityBase Closing, among other things, CityBase Merger Sub will merge with and into CityBase, with CityBase surviving the merger as a direct, wholly-owned subsidiary of New GTY.

Upon consummation of the CityBase Transaction, New GTY will pay the CityBase Holders an aggregate of up to 1,000,000 shares of New GTY common stock, and $90,000,000 cash, subject to certain customary adjustments contained in the CityBase Agreement, including an increase for cash and a reduction for indebtedness of CityBase at the time of the CityBase Closing. Of the $90,000,000, certain key executives of CityBase will receive 20% of their closing consideration in shares of New GTY common stock in lieu of cash, and two key stockholders will each receive $1,000,000 of their closing consideration in shares of New GTY common stock in lieu of cash.
In addition, certain CityBase Holders may receive, following the CityBase Closing and upon CityBase’s trailing twelve-month net revenue exceeding $37,000,000 on or prior to December 31, 2048, an earn-out payment equal to a number of shares, or cash value thereof, of New GTY common stock calculated by dividing $60 million by: (i) $10.00 if the CityBase Earn-out Threshold (as defined in the CityBase Agreement) is met on or prior to December 31, 2021 or (ii) the greater of  (x) $10.00 or (y) the volume-weighted average closing price for the shares of New GTY common stock for the 30 trading days immediately preceding the payment date if the CityBase Earn-out Threshold is met after December 31, 2021; provided that certain CityBase Holders will receive their respective pro-rata portion of the earn-out payment in cash at the CityBase Closing in lieu of shares of New GTY common stock. GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any CityBase Earn-out Shares.
The CityBase Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the CityBase Agreement, the CityBase Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than $270,000,000 following any such redemptions (the “CityBase Necessary Cash Amount”), which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources; (iii) certain key executives of CityBase will have delivered to GTY a duly executed lock-up agreement and a letter of transmittal, each in the form attached to the CityBase Agreement; (iv) no more than 5% of the shares of CityBase capital stock issued and outstanding immediately prior to the effective time of the CityBase Transaction will be held by CityBase Holders dissenting from the CityBase Transaction and requiring appraisal of such shares; (v) the CityBase Holders entitled to approve and adopt the CityBase Agreement will have approved and adopted the CityBase Agreement pursuant to a written consent by 5:00 p.m. Eastern Time on the date after the date of the CityBase Agreement (the “CityBase Holder Consent”), which condition has been satisfied; and (vi) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the CityBase Closing.
In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, the CityBase shareholders will receive an additional $10,000,000 in cash, rather than 1,000,000 shares of New GTY common stock, and $1,000,000 of the overall consideration payable to each of the two key stockholders of CityBase referenced above will be payable in cash rather than shares of New GTY common stock.
The CityBase Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of GTY and CityBase; (ii) by either GTY or CityBase if the CityBase Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the CityBase Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the CityBase Agreement has been the cause of, or resulted in, the failure of the CityBase Closing to occur on or before such date; (iii) by GTY or CityBase if GTY’s shareholders have not approved the CityBase Agreement, the CityBase Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; or (iv) by either GTY or CityBase if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than $270,000,000. In the event the CityBase Agreement is terminated under specified circumstances, subject to certain exceptions, GTY will promptly reimburse up to 50% of the transaction expenses of CityBase, up to a maximum of  $400,000.

CityBase Letter Agreements
On October 10, 2018, in connection with the CityBase Transaction, GTY entered into the CityBase Letter Agreements with certain investors in CityBase who purchased an aggregate of  $7.95 million of CityBase’s Series C Preferred Stock in August 2018. Pursuant to the CityBase Agreement, GTY will deliver to these CityBase Investors at the CityBase Closing, an amount of cash equal to its pro rata portion (based on such CityBase Investor’s ownership of the fully diluted equity of CityBase) of the earn-out amount contemplated by the CityBase Agreement. The CityBase Letter Agreements provide that upon receipt of the CityBase Earn-out Payment, each such CityBase Investor will have the right, but not the obligation, to purchase the number of shares of New GTY common stock equal to the CityBase Earn-out Payment divided by $10.00. Each CityBase Investor will be entitled to certain registration rights with respect to any shares of New GTY common stock issued pursuant to the CityBase Letter Agreements. GTY has also agreed to use commercially reasonable efforts to file a registration statement with the SEC covering the resale of any shares of New GTY common stock issued pursuant to the CityBase Letter Agreements within seven days after the CityBase Closing.
eCivis Agreement
Pursuant to the eCivis Agreement, upon the terms and subject to the conditions set forth therein, at the eCivis Closing, eCivis Merger Sub will merge with and into eCivis, with eCivis surviving the merger as a direct, wholly-owned subsidiary of New GTY.
Upon consummation of the eCivis Transaction, New GTY will (i) pay the eCivis Holders an aggregate of up to $25,000,000 in cash, subject to certain customary adjustments contained in the eCivis Agreement, including an increase for cash and a reduction for indebtedness of eCivis at the time of the eCivis Closing, and (ii) issue to the eCivis Holders a number of shares of New GTY common stock with an aggregate fair market value equal to $25,000,000 based on the volume weighted average price of GTY’s ordinary shares for the 30 trading days immediately prior to the eCivis Closing.
In addition, eCivis Holders may receive, following the eCivis Closing and based on eCivis’s revenues and EBITDA for the year ended December 31, 2020, an earn-out payment equal to a number of New GTY common stock with a value of up to $50,000,000 on the date of issuance. GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any eCivis Earn-out Shares and the other shares to be issued in connection with the eCivis Closing.
The eCivis Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the eCivis Agreement and the eCivis Transaction; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than $270,000,000 following any such redemptions and the payment of any expenses related to the eCivis Transaction (the “eCivis Necessary Cash Amount”), which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources; (iii) each eCivis Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the eCivis Agreement; (iv) no more than 5% of the shares of eCivis capital stock issued and outstanding immediately prior to the effective time of the eCivis Transaction (the “eCivis Shares”) will be held by eCivis Holders dissenting from the eCivis Transaction and requiring appraisal of such shares; (v) no more than 5% of the eCivis Shares will be Cash-out Shares (as defined in the eCivis Agreement); (vi) the eCivis Holders entitled to approve and adopt the eCivis Agreement will have approved and adopted the eCivis Agreement pursuant to a written consent by 12:00 p.m. Eastern Time on the date after the date of the eCivis Agreement; and (vii) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the eCivis Closing.
If the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $5,000,000 of the overall consideration payable to eCivis’ shareholders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the eCivis Holders to $27,000,000 and decreasing the number of shares payable to eCivis Holders to a number of shares with a fair market value equal to $23,000,000 based on the volume weighted average price of GTY's ordinary shares for the 30 trading days immediately prior to the eCivis Closing.

The eCivis Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or eCivis if the eCivis Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the eCivis Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the eCivis Agreement has been the cause of, or resulted in, the failure of the eCivis Closing to occur on or before such date; (iii) by either GTY or eCivis if GTY’s shareholders have not approved the eCivis Agreement and the eCivis Transaction; (iv) by either GTY or eCivis if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the eCivis Necessary Cash Amount; and (v) by GTY if the written consent of eCivis Holders to approve and adopt the eCivis Agreement is not executed and delivered to GTY by 12:00 p.m. Eastern Time on the day after the date of the eCivis Agreement. In the event the eCivis Agreement is terminated, subject to certain exceptions, GTY will promptly reimburse up to 50% of the transaction expenses of eCivis up to a maximum of  $400,000.
Open Counter Agreement
Pursuant to the Open Counter Agreement, upon the terms and subject to the conditions set forth therein, at the Open Counter Closing, Open Counter Merger Sub will merge with and into Open Counter, with Open Counter surviving the merger as a direct, wholly-owned subsidiary of New GTY.
Upon consummation of the Open Counter Transaction, New GTY will pay the Open Counter Holders an aggregate of up to (i) $12,500,000 in cash, subject to certain customary adjustments contained in the Open Counter Agreement, including an increase for cash and a reduction for indebtedness of Open Counter at the time of the Open Counter Closing, and (ii) 1,650,000 shares of New GTY common stock, less the any shares payable to Open Counter Holders dissenting from the Open Counter Transaction and requiring appraisal of their shares.
The Open Counter Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Open Counter Agreement, the Open Counter Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (ii) that the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than $270,000,000 following any such redemptions and the payment of any expenses related to the Open Counter Transaction (the “Open Counter Necessary Cash Amount”), which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources; (iii) that each Open Counter Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the Open Counter Agreement; (iv) that no more than 5% of the shares of Open Counter capital stock issued and outstanding immediately prior to the effective time of the Open Counter Transaction (“Open Counter Shares”) will be held by Open Counter Holders dissenting from the Open Counter Transaction and requiring appraisal of such shares; (v) that no more than 5% of the Open Counter Shares will be Cash-Out Shares (as defined in the Open Counter Agreement); (vi) the approval and adoption of the Open Counter Agreement by the Founders (as defined in the Open Counter Agreement) pursuant to a written consent no later than 12:00 p.m. Eastern Time on the date after the date of the Open Counter Agreement (the “Open Counter Holder Consent”); and (vii) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Open Counter Closing.
If the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $2,000,000 of the overall consideration payable to two Open Counter shareholders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the Open Counter Holders to $14,500,000 and decreasing the number of shares payable to Open Counter to 1,450,000 shares of New GTY.
The Open Counter Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Open Counter if the Open Counter Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Open Counter Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Open Counter Agreement has been the cause of, or resulted in, the failure of the Open Counter Closing to occur on or before such date; (iii) by either GTY or Open Counter if GTY’s shareholders have not approved the Open Counter Agreement, the Open Counter Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (iv) by either GTY or Open Counter if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Open Counter Necessary Cash Amount; and (v) by GTY if the Open Counter Holder Consent is not executed and delivered to GTY by 12:00 p.m. Eastern Time on the day after the date of the Open Counter Agreement.
Questica Agreement
Pursuant to the Questica Agreement, upon the terms and subject to the conditions set forth therein, at the Questica Closing, Questica Exchangeco will acquire all of the issued and outstanding shares of Questica, such that Questica will become an indirect, wholly-owned subsidiary of New GTY.
Upon consummation of the Questica Transaction, New GTY will (i) pay the Questica Holders an aggregate of up to $54,000,000 in cash, subject to certain customary adjustments contained in the Questica Agreement, including an increase for cash and a reduction for indebtedness of Questica at the time of the Questica Closing, and (ii) an aggregate of 2,600,000 Class A Exchangeable Shares in the capital stock of Questica Exchangeco and 1,000,000 Class B Exchangeable Shares in the capital stock of Questica Exchangeco, each of which is exchangeable into shares of New GTY common stock.
The Questica Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Questica Agreement and the Questica Transaction; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than $270,000,000 following any such redemptions (the “Questica Necessary Cash Amount”), which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources; (iii) each Questica Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the Questica Agreement; and (iv) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Questica Closing.
In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $6,000,000 of the overall consideration payable to Questica Holders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the Questica Holders to $60,000,000 and decreasing the number of shares payable to Questica Holders to 2,000,000 Class A Exchangeable Shares. The number of Class B Exchangeable Shares will remain unchanged.
The Questica Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Questica if the Questica Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Questica Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Questica Agreement has been the cause of, or resulted in, the failure of the Questica Closing to occur on or before such date; (iii) by either GTY or Questica if GTY’s shareholders have not approved the Questica Agreement and the Questica Transaction; and (iv) by GTY or Questica if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Questica Necessary Cash Amount.
Sherpa Agreement
Pursuant to the Sherpa Agreement, upon the terms and subject to the conditions set forth therein, at the Sherpa Closing, the Sherpa Holders will sell to GTY and GTY will purchase from the Sherpa Holders all of the Sherpa Units owned by the Sherpa Holders.

Upon consummation of the Sherpa Transaction, New GTY will pay to the Sherpa Holders up to an aggregate of  $8,000,000 in cash, subject to certain customary adjustments contained in the Sherpa Agreement, including an increase for cash and a reduction for indebtedness of Sherpa at the time of the Sherpa Closing. In addition, following the Sherpa Closing and based on Sherpa’s revenues for the years ended December 31, 2019 and 2018, the Sherpa Holders may receive, in the aggregate, an earn-out payment equal to a number of shares of New GTY common stock with a value equal to $2,000,000 on the date of issuance. GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any Sherpa Earn-out Shares.
The Sherpa Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Sherpa Agreement, the Sherpa Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than $270,000,000 following any such redemptions and the payment of any expenses related to the Sherpa Transaction (the “Sherpa Necessary Cash Amount”), which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources; (iii) each Sherpa Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the Sherpa Agreement; and (iv) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Sherpa Closing.
The Sherpa Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Sherpa if the Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Sherpa Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Sherpa Agreement has been the cause of, or resulted in, the failure of the Sherpa Closing to occur on or before such date; (iii) by either GTY or Sherpa if GTY’s shareholders have not approved the Sherpa Agreement and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; and (iv) by either GTY or Sherpa if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Sherpa Necessary Cash Amount.
Amendments to Transaction Documents
On October 31, 2018, GTY entered into amendments to each of the Transaction Documents with the Targets to, among other things, (i) provide that the Necessary Cash Amount (as defined in each Transaction Document) may be met by aggregating (x) amounts held in the trust account and (y) any other immediately available funds made available to GTY at the closing of the business combination, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements entered into on or before January 18, 2019, so long as obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of New GTY’s common stock or on the creditworthiness of New GTY and its subsidiaries taken as a whole (“Alternative Financing Sources”); (ii) provide that a Target may not terminate its respective Transaction Document due to a breach by GTY of any representation, warranty, covenant or agreement arising from the entry into or consummation of an agreement with an Alternative Financing Source; and (iii) amend the termination right in the event that, following redemptions of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount, to provide that such right may not be exercised prior to January 18, 2019.
On December 28, 2018, GTY entered into amendments to each of the Transaction Documents with the Targets to, among other things, lower the Necessary Cash Amount (as defined in each Transaction Document), to $270,000,000 and to provide for alternate mixes of cash and shares of New GTY common stock payable should the amount of cash available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account be less than $325,000,000 but greater than $270,000,000.
For additional information about the Transaction Documents and the business combination and other transactions contemplated thereby, see “The Business Combination Proposal — The Transaction Documents.”

Proposed Private Placement
On or before January 18, 2019, we intend to enter into subscription agreements with investors to purchase equity or debt securities of New GTY in a private placement concurrently with the closing of the business combination for an aggregate purchase price of  $78.1 million (provided that obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of New GTY’s common stock or on the creditworthiness of New GTY and its subsidiaries taken as a whole) to meet the condition that we have at least $270 million of cash available upon the closing of the business combination. If we are unable to enter into such agreements and complete such private placement, we will be unable to meet such condition and consummate the business combination. If we are not able to consummate our initial business combination by May 1, 2019, unless we obtain an extension of such date from our shareholders, we will be forced to liquidate and our warrants will expire worthless.
Equity Ownership Upon Closing
As of the date of this proxy statement/prospectus, there are 34,988,462 ordinary shares outstanding, comprised of 21,188,462 Class A ordinary shares (being 55,200,000 public shares issued in our initial public offering as reduced by the redemption of 34,011,538 public shares in connection with the Extension Meeting) and 13,800,000 Class B ordinary shares, of which our Sponsor owns 13,680,000 Class B ordinary shares and our independent directors own an aggregate of 120,000 Class B ordinary shares. On the effective date of the GTY Merger, each currently issued and outstanding Class A ordinary share and each Class B ordinary share will be cancelled and will automatically convert into one share of New GTY common stock, in accordance with the terms of the Proposed Charter.
Assuming that no public shareholders exercise their redemption rights (no redemptions scenario), [    ].
Assuming (i) that holders of  [    ] public shares exercise their redemption rights (based on $[    ] held in trust as of  [           ], 2019 and a redemption price of  $[    ] per share) (maximum redemptions scenario), (ii) [    ].
There are currently outstanding an aggregate of 27,093,334 warrants to acquire our Class A ordinary shares, which comprise 8,693,334 private placement warrants held by our Sponsor and 18,400,000 public warrants. Each of our outstanding whole warrants is exercisable commencing 30 days following the closing of the business combination for one Class A ordinary share and will entitle the holder thereof to purchase one share of New GTY common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New GTY common stock is issued as a result of such exercise and that the warrant amendment proposal is not adopted, with payment to GTY of the exercise price of  $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 27,093,334 shares, with approximately $311,573,341 paid to GTY to exercise the warrants.
If the warrant amendment proposal is approved, the warrant agreement will be amended so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant.
Subject to certain limited exceptions, the founder shares will not be transferred, assigned or sold until the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Proposals to be put to the General Meeting
The following is a summary of the proposals to be put to the general meeting.

The GTY Merger Proposal
GTY shareholders are are being asked to consider and vote upon and to approve by special resolution the GTY Merger in order to facilitate the business combination with the Targets.
For additional information, see “The GTY Merger Proposal” section of this proxy statement/prospectus.
The Business Combination Proposal
GTY is proposing to consummate a business combination with the Targets. GTY and the Targets have entered into their respective Transaction Documents, the terms of which are described in this proxy statement/prospectus. A copy of each of the Transaction Documents, as amended, is attached to this proxy statement/prospectus attached as Annex A, B, C, D, E, F and G, respectively. GTY urges its shareholders to read the Transaction Documents in its entirety. As a result of the business combination, the Targets will become direct or indirect wholly-owned subsidiaries of New GTY and GTY shareholders and warrant holders will become New GTY shareholders and warrant holders.
Under the Transaction Documents, subject to customary adjustments as provided therein, GTY has agreed to acquire the Targets for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock.
After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — GTY’s Board of Directors’ Reasons for Approval of the Business Combination,” GTY’s board of directors concluded that the business combination met all of the requirements disclosed in the prospectus for its initial public offering, including that the business combination had an aggregate fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of each of the Transaction Documents.
If any proposal is not approved by GTY’s shareholders at the general meeting, the GTY board of directors may submit the adjournment proposal for a vote.
For additional information, see “The Business Combination Proposal” section of this proxy statement/prospectus.
The Organizational Documents Proposals
If the business combination proposal is approved and the GTY Merger is to be consummated, GTY shareholders are being asked to consider and vote upon and to approve by special resolution two separate proposals (collectively, the “organizational documents proposals”) the material differences between the Existing Organizational Documents of GTY and the Proposed Charter of New GTY. The Proposed Charter differ in certain material respects from the Existing Organizational Documents and we urge shareholders to carefully consult the information set out in the Section “The Organizational Documents Proposals” (including the chart of material differences included therein) and the full text of the Proposed Charter of New GTY, attached hereto as Annexes I and J.
The organizational documents proposals are conditioned on the approval of the business combination proposal. Therefore, if the business combination proposal is not approved, the organizational documents proposals will have no effect, even if approved by our public shareholders. A brief summary of each of the organizational documents proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Charter of New GTY.
Organizational Documents Proposal A — Authorized Capital Stock
Assuming the business combination proposal is approved, our shareholders are also being asked to approve organizational documents proposal A, which is, in the judgment of our board of directors, necessary to adequately address the needs of New GTY after the business combination. Under the Transaction Documents, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal A is a condition to the consummation of the business combination.

Organizational documents proposal A is a proposal to approve the provision in the Proposed Charter changing the authorized share capital from $45,100 divided into 400,000,000 Class A ordinary shares of a par value of  $0.0001 each, 50,000,000 Class B ordinary shares of a par value of  $0.0001 each and 1,000,000 preferred shares of a par value of  $0.0001 each, to authorized capital stock of  [    ] shares, consisting of (x) [    ] shares of common stock, including [    ] shares of New GTY common stock, [    ] shares of New GTY Class B common stock, and (y) 1,000,000 shares of preferred stock.
For additional information, see “The Organizational Documents Proposals” section in this proxy statement/prospectus.
Organizational Documents Proposal B — Approval of Other Changes in Connection with Adoption of the Proposed Charter
Assuming the business combination proposal is approved, our shareholders are also being asked to approve organizational documents proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New GTY after the business combination. Under the Transaction Documents, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal B is a condition to the consummation of the business combination.
Organizational documents proposal B is a proposal to approve all other differences between the Existing Organizational Documents of GTY with the Proposed Charter of New GTY as a result of the GTY Merger, including (i) the name of the new public entity will be “GTY Technology Holdings Inc.”, and (ii) the lack of certain provisions related to GTY’s status as a blank check company that are not applicable to New GTY, all of which GTY’s board of directors believe are necessary to adequately address the needs of New GTY after the business combination.
For additional information, see “The Organizational Documents Proposal” section of this proxy statement/prospectus.
The Stock Issuance Proposal
Assuming the GTY merger proposal, business combination proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.
GTY’s units, ordinary shares and public warrants are listed on Nasdaq and, as such, we are seeking shareholder approval of the issuance of shares of New GTY common stock to the Bonfire Holders, the CityBase Holders, the eCivis Holders, the Open Counter Holders, the Questica Holders and the Sherpa Holders in order to comply with the applicable listing rules of Nasdaq. The number of shares of New GTY common stock that may be issued in connection with the stock issuance proposal is expected to be up to approximately [    ] million shares.
For additional information, see “The Stock Issuance Proposal” section of this proxy statement/prospectus.
The Incentive Plan Proposal
Assuming the GTY merger proposal, business combination proposal, each of the organizational documents proposals and the stock issuance proposal are approved, our shareholders are also being asked to approve, by ordinary resolution, the incentive plan proposal.
We expect that, prior to the consummation of the business combination, our board of directors will approve and adopt the GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan, referred to as the Plan, and assuming the GTY merger proposal, business combination proposal, each of the organizational documents proposals and the stock issuance proposal are approved, we expect that our shareholders will be asked to approve the Plan. Our shareholders should carefully read the entire Plan, a copy of which is attached to this proxy statement/prospectus as Annex J, before voting on this proposal.

For additional information, see “The Incentive Plan Proposal” section of this proxy statement/prospectus.
The Adjournment Proposal
If based on the tabulated vote, there are not sufficient votes at the time of the general meeting to authorize GTY to consummate the business combination (because any of the condition precedent proposals have not been approved (including as a result of the failure of any other cross-conditioned condition precedent proposals to be approved)) or GTY determines that one or more of the closing conditions Under the Transaction Documents has not been satisfied, GTY’s board of directors may submit a proposal to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation of proxies.
For additional information, see “The Adjournment Proposal” section of this proxy statement/prospectus.
Under the Transaction Documents, the approval of each of the condition precedent proposals is a condition to the consummation of the business combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. The adjournment proposal is not conditioned on the approval of any other proposal. If our shareholders do not approve each of the condition precedent proposals, the business combination may not be consummated. The approval of the warrant amendment proposal is not a condition to the consummation of the business combination. None of the condition precedent proposals are conditioned on the approval of the warrant amendment proposal. The adoption of the warrant amendment proposal is conditioned on the approval of all of the condition precedent proposals.
Proposals to be put to the Warrant Holder Meeting
The following is a summary of the proposals to be put to the warrant holder meeting.
The Warrant Amendment Proposal
Holders of GTY’s public warrants are being asked to consider and vote upon a proposal to approve by ordinary resolution and adopt an amendment to the Warrant Agreement so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant.
For additional information, see “The Warrant Amendment Proposal” section of this proxy statement/prospectus.
If the warrant amendment proposal is not approved by GTY’s public warrant holders at the warrant holder meeting, the GTY board of directors may submit the warrant holder adjournment proposal for a vote.
The Warrant Holder Adjournment Proposal
Holders of public warrants are also being asked to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the warrant holder meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the warrant holder meeting, there are not sufficient votes to approve the warrant amendment proposal
For additional information, see “The Warrant Holder Adjournment Proposal” section of this proxy statement/prospectus.
Date, Time and Place of General Meeting of GTY’s Shareholders
The general meeting will be held at [    ] a.m., Eastern Time, on [           ], 2019, at the offices of Winston & Strawn LLP at 200 Park Avenue, New York, New York 10166, to consider and vote upon the proposals to be put to the general meeting, including if necessary, the adjournment proposal.

Date, Time and Place of General Meeting of GTY’s Public Warrant Holders
The warrant holder meeting will be held at [    ] a.m., Eastern Time, on [           ], 2019, at the offices of Winston & Strawn LLP at 200 Park Avenue, New York, New York 10166, to consider and vote upon the proposals to be put to the warrant holder meeting, including if necessary, the warrant holder adjournment proposal.
Voting Power; Record Date
Shareholders will be entitled to vote or direct votes to be cast at the general meeting if they owned ordinary shares at the close of business on [           ], 2019, which is the record date for the general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights at the general meeting. On the record date, there were 34,988,462 ordinary shares outstanding, of which 21,188,462 were public shares (being 55,200,000 public shares issued in our initial public offering as reduced by the redemption of 34,011,538 public shares in connection with the Extension Meeting), with the rest being held by our initial shareholders.
Public warrant holders will be entitled to vote or direct votes to be cast at the warrant holder meeting if they owned public warrants at the close of business on [           ], 2019, which is the record date for the warrant holder meeting. Public warrant holders will have one vote for each public warrant owned at the close of business on the record date. If your public warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the public warrants you beneficially own are properly counted. On the record date, there were 18,400,000 public warrants outstanding.
Quorum and Vote of GTY Shareholders
A quorum of GTY shareholders is necessary to hold a valid meeting. A quorum will be present at the GTY general meeting if one or more shareholders holding at least a majority of the paid up voting share capital entitled to vote are present in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.
As of the record date for the general meeting, 34,500,001 ordinary shares would be required to achieve a quorum.
In connection with our initial public offering, our initial shareholders (consisting of our Sponsor and our directors and officers) entered into a letter agreement to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the GTY merger proposal and the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 39.44% of our total outstanding common shares.
The proposals presented at the general meeting require the following votes:
•
GTY merger proposal: The approval of the GTY merger proposal requires a special resolution under the Cayman Islands Companies Law and the Existing Organizational Documents, being the affirmative vote by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve the GTY merger proposal, vote at the general meeting.

•
Business combination proposal: The approval of the business combination proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the business combination proposal, vote at the general meeting.

•
Organizational documents proposals: The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands

Companies Law and the Existing Organizational Documents, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve each such organizational documents proposal, vote at the general meeting.
•
Stock issuance proposal: The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the stock issuance proposal, vote at the general meeting.

•
Incentive plan proposal: The approval of the incentive plan proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the incentive plan proposal, vote at the general meeting.

•
Adjournment proposal: The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the adjournment proposal, vote at the general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.
Quorum and Vote of GTY Public Warrant Holders
A quorum of GTY public warrant holders is necessary to hold a valid meeting. A quorum will be present at the warrant holder meeting if one or more public warrant holders holding at least a majority of the paid up voting public warrant capital entitled to vote are present in person or by proxy. As of the record date for the warrant holder meeting, 9,200,001 public warrants would be required to achieve a quorum.
The following votes are required for each proposal at the warrant holder meeting:
•
Warrant amendment proposal: The approval of the warrant amendment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant amendment proposal, vote at the warrant holder meeting.

•
Warrant holder adjournment proposal: The approval of the warrant holder adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant holder adjournment proposal, vote at the warrant holder meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the warrant holder meeting.
Redemption Rights
Pursuant to GTY’s Existing Organizational Documents, a public shareholder may request that GTY redeem all or a portion of their public shares (which would become shares of New GTY common stock) for cash if the business combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to [    ] a.m., Eastern Time, on [           ], 2019, (a) submit a written request to the transfer agent that New GTY redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. No fractional public warrants will be issued upon separation of the units. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholder may elect to redeem all or a portion of their public shares even if they vote for the GTY merger proposal or the business combination proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, GTY’s transfer agent, GTY will redeem each Class A share into which such public share converted for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest earned on the trust account (net of taxes payable), divided by the number of then outstanding public shares. If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed ordinary shares for cash and will no longer own such shares. See “Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
In order for public shareholders to exercise their redemption rights in respect of the proposed business combination, public shareholders must properly exercise their right to redeem the public shares that you will hold upon the consummation of the GTY Merger no later than the close of the vote on the GTY merger proposal or the business combination proposal and deliver their ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, GTY’s transfer agent, prior to [    ] a.m., Eastern Time, on [           ],2019. Therefore, the exercise of redemption rights occurs prior to the consummation of the GTY Merger. For the purposes of Article 9 of the current second amended and restated memorandum and articles of association of GTY and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the consummation of the business combination, New GTY shall satisfy the exercise of redemption rights by redeeming the public shares issued to the public shareholders that validly exercised their redemption rights.
Holders of our warrants will not have redemption rights with respect to the warrants.
Appraisal Rights
Neither GTY shareholders nor GTY warrant holders have appraisal rights in connection with the business combination under the Cayman Islands Companies Law.
GTY shareholders are entitled to give notice to GTY prior to the general meeting that they wish to dissent to the GTY Merger. The effect of such a notice would be that such dissenting shareholder would be entitled to payment of the fair market value of its shares if such shareholder follows the procedures set out in the Cayman Islands Companies Law relating thereto. It is GTY’s view, however, that such fair market value would be equal to the amount which a shareholder would obtain if it exercised its redemption right as described herein.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. GTY has engaged Morrow Sodali LLC to assist in the solicitation of proxies.
If a shareholder or warrant holder grants a proxy, it may still vote its shares or public warrants in person if it revokes its proxy before the general meeting or warrant holder meeting. A shareholder or warrant holder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting — Revoking Your Proxy.”

Interests of GTY’s Directors and Officers in the Business Combination
When you consider the recommendation of GTY’s board of directors in favor of approval of the GTY merger proposal and the business combination proposal, you should keep in mind that GTY’s initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to those of GTY shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
If we do not consummate a business combination transaction by May 1, 2019, we will cease all operations except for the purpose of winding up, redeem all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 13,800,000 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. Our initial shareholders purchased the founder shares prior to our initial public offering for an aggregate purchase price of  $25,000. Upon the Closing, such founder shares will convert into 13,800,000 shares of New GTY common stock, and such securities, if unrestricted and freely tradable would be valued at approximately $[    ], based on the closing price of  $[    ] per share of our Class A ordinary shares on Nasdaq on [           ], 2019.

•
Simultaneously with the closing of our initial public offering, GTY consummated the sale of 8,693,334 private placement warrants at a price of  $1.50 per warrant in a private placement to our Sponsor. The private placement warrants are each exercisable commencing 30 days following the closing of the business combination for one Class A ordinary share at $11.50 per share. If we do not consummate a business combination transaction by May 1, 2019, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of  $[    ] based upon the closing price of  $[    ] per warrant on Nasdaq on [           ], 2019.

•
Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by May 1, 2019. Each of William D. Green, Joseph M. Tucci, Harry L. You and Stephen Rohleder is among the members of our Sponsor and has a substantial financial interest in the securities held by our Sponsor and therefore the completion of the business combination.

•
All of our directors will continue to be directors of New GTY after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options or stock awards that the New GTY board of directors determines to pay to its directors.

•
Our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if GTY fails to complete an initial business combination by May 1, 2019.

•
In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a Transaction Documents, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act.

•
Following the consummation of the business combination, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to GTY and remain outstanding. As of the date of this proxy statement/prospectus, we have no working capital loans outstanding. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay any working capital loans then outstanding, but no proceeds held in the trust account would be used to repay the working capital loans.
•
Following the consummation of the business combination, we will continue to indemnify our existing directors and officers and will maintain our directors’ and officers’ liability insurance.

•
Following consummation of the business combination, our Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by GTY from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, our Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement

•
Stephen Rohleder, a director of GTY, invested $2,000,232.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 2.2% interest in CityBase. Upon the CityBase Closing, Mr. Rohleder will be entitled to receive approximately $2.2 million in cash and will be entitled to receive a pro rata share of the up to $60 million in shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement.

•
Charles Wert a director of GTY, invested $750,056.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 0.8% interest in CityBase. Upon the CityBase Closing, Mr. Wert will be entitled to receive approximately $825,000 in cash and will be entitled to receive a pro rata share of the up to $60 million in shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement.

At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GTY or its securities, the GTY initial shareholders, the Targets and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire GTY’s ordinary shares or vote their shares in favor of the GTY merger proposal and the business combination proposal or vote their warrants in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to shareholders for approval at the general meeting and presented to warrant holders at the warrant holder meeting are approved and/or (ii) we meet the condition that we have at least $270 million of cash available upon the closing of the business combination. Any such share or warrant purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination or warrant holder approval of the warrant amendment proposal. This may result in the completion of our business combination or warrant holder approval of the warrant amendment proposal that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GTY initial shareholders for nominal value.
Entering into any such arrangements may have a depressive effect on GTY’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than [    ] million public shares elect to redeem their public shares in connection with the business combination.
If such transactions are effected, the consequence could be to cause the business combination to be approved or the warrant amendment proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting or warrant holder meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GTY will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of the GTY directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for GTY and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion of this and other risks.
Recommendation to Shareholders and Public Warrant Holders
GTY’s board of directors believes that the business combination proposal and the other proposals to be presented at the general meeting and warrant holder meeting are in the best interest of GTY’s shareholders and public warrant holders and recommends that its shareholders vote “FOR” the GTY merger proposal, “FOR” the business combination proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting and that its public warrant holders vote “FOR” the warrant amendment proposal and “FOR” the warrant holder adjournment proposal, in each case, if presented at the warrant holder meeting.
In connection with such approval of the business combination proposal and the recommendation that GTY’s shareholders approve the business combination proposal, Stephen Rohleder and Charles Wert, members of GTY’s board of directors, recused themselves from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY’s shareholders approve the business combination with respect to the CityBase Transaction due to Mr. Rohleder’s and Mr. Wert’s respective interests in the CityBase Transaction as investors in CityBase’s Series C preferred stock.
In addition to the foregoing, the existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.
Conditions to the Closing of the Business Combination
Unless waived by the parties to the Transaction Documents, and subject to applicable law, the consummation of the business combination is conditioned upon, among other things, (i) approval by GTY’s shareholders of the condition precedent proposals and (ii) the availability of at least $270 million of cash to GTY, after giving effect to the redemptions of public shares, which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources. Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See “The Business Combination Proposal — The Transaction Documents.”
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the business combination. Where actual amounts are not known or knowable, the figures below represent GTY’s good faith estimate of such amounts assuming a closing as of the indicated date.

(U.S. dollars in thousands) Sources			Uses
[ ](1)	$	[ ]	[ ]	$	[ ]
Trust Account(2)	$	[ ]	[ ]	$	[ ]
Total sources	$	[ ]	Total uses	$	[ ]

(1)
[    ]

(2)
Assumes none of the ordinary shares are redeemed in connection with the business combination.

U.S. Federal Income Tax Considerations
For a discussion summarizing the U.S. federal income tax considerations of the GTY Merger, an exercise of redemption rights and the business combination, please see “U.S. Federal Income Tax Considerations.”
Anticipated Accounting Treatment
The Business Combination
The transaction will be accounted for as a business combination in which GTY will legally and from an accounting perspective acquire the Targets. As a result, the assets acquired and liabilities assumed of the Targets by GTY will be recorded at fair value in accordance with ASC 805, Business Combinations, at the date of the transaction.
Comparison of Corporate Governance and Shareholder Rights
In connection with the GTY Merger, all of the issued and outstanding ordinary shares of GTY will be exchanged for an equal number of shares of New GTY common stock and all of the outstanding warrants to purchase ordinary shares of GTY will become exercisable to purchase an equal number of shares of New GTY common stock (assuming the warrant amendment proposal is not adopted). As a result, the current security holders of GTY will become security holders of New GTY, a Massachusetts corporation. There are differences between Cayman Islands corporate law, which currently governs GTY, and Massachusetts corporate law, which will govern New GTY following the GTY Merger. Additionally, there are differences between the Proposed Charter of New GTY and the Existing Organizational Documents of GTY.
For a summary of the material differences among the rights of holders of New GTY common stock and holders of GTY ordinary shares, see “Comparison of Corporate Governance and Shareholder Rights.”
Regulatory Matters
The business combination is not subject to any additional federal or state regulatory requirements or approvals, except for filings with the Cayman Islands, the Commonwealth of Massachusetts, the State of Delaware and Canada necessary to effectuate the transactions contemplated by the Transaction Documents and the Bonfire Transaction is subject to the approval of the Ontario Superior Court of Justice.
Litigation Related to the Business Combination
On November 19, 2018, GTY, New GTY, Stephen J. Rohleder and Harry L. You commenced a lawsuit against OpenGov, Inc. (“OpenGov”) in the United States District Court for the Southern District of New York captioned GTY Technology Holdings Inc. et al. v. OpenGov, Inc., No. 18-cv-10854 (the “New York Action”). The New York Action asserts declaratory judgment claims seeking declarations that a certain confidentiality agreement between GTY Technology Holdings Inc. and OpenGov (the “Confidentiality Agreement”) has not been breached, that certain information is not confidential, proprietary and/or trade secret information of OpenGov, and that there is no enforceable agreement between GTY and OpenGov related to an acquisition of OpenGov by GTY.

On November 20, 2018, OpenGov commenced a lawsuit against GTY, New GTY, GTY Merger Sub, the Sponsor, LLC, Harry L. You, Stephen J. Rohleder and Does 1-50 in the Superior Court of the State of California in and for the County of San Mateo captioned OpenGov, Inc. v. GTY Technology Holdings Inc. et al., No. 18-cv-06264 (the “California Action”). The California Action asserts claims for breach of contract, inducing breach of contract, fraud, and trade secret misappropriation and seeks relief including monetary damages, a constructive trust, disgorgement, exemplary and punitive damages, attorneys’ fees, costs and expenses, preliminary and permanent injunctive relief, and pre- and post-judgment interest.
For more information, see “Litigation Related to the Business Combination.”
Risk Factors
In evaluating the proposals to be presented at the general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”
Sources of Industry and Market Data
Where information has been sourced from a third party, the source of such information has been identified.
Unless otherwise indicated, the information contained in this document on the market environment, market developments, growth rates, market trends and competition in the markets in which GTY and the Targets operate is taken from publicly available sources, including third-party sources, or reflects GTY’s, or the Targets’ estimates that are principally based on information from publicly available sources.
Emerging Growth Company
GTY is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. GTY intends to take advantage of the benefits of this extended transition period. This may make comparison of GTY’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
GTY will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of its initial public offering, (b) in which it has total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time), or (c) in which it is deemed to be a large accelerated filer, which means the market value of its Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which it has issued more than $1.00 billion in non-convertible debt during the prior three-year period.

COMPARATIVE PER SHARE DATA
The following table sets forth selected historical equity ownership information for GTY and the Targets and unaudited pro forma consolidated combined per share ownership information of GTY and the Targets after giving effect to the business combination, assuming two redemption scenarios as follows:
•
Assuming No Redemptions: This presentation assumes that no GTY shareholders exercise redemption rights with respect to their public shares for a pro rata portion of the trust account.

•
Assuming Maximum Redemption: This presentation assumes that the GTY public shareholders holding a net number of  [    ] of GTY’s shares exercise their redemption rights and that such shares are redeemed for $[    ] per share.

The book value per share reflects the business combination as if it had occurred on September 30, 2018. The net income (loss) per share information reflects the business combination as if it had occurred at the beginning of the period.
The historical information should be read in conjunction with the historical consolidated and combined financial statements of GTY and each of the Targets and the related notes thereto included in this proxy statement/prospectus. The unaudited pro forma consolidated combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the business combination had been completed as of the date indicated or will be realized upon the completion of the business combination. The following table should be read together with GTY’s, Bonfire’s, CityBase’s, eCivis’s, Open Counter’s, Questica’s and Sherpa’s historical financial statements, which historical information is included herein.
	GTY (Historical)	Bonfire (Historical)	CityBase (Historical)	eCivis (Historical)	Open Counter (Historical)	Questica (Historical)	Sherpa (Historical)(1)	Pro Forma Assuming 34,011,538 Share Exercise of Conversion	Pro Forma Balance Sheet Assuming Maximum Exercise of Conversion	Pro Forma Balance Sheet Assuming Maximum Conversions under GTY Charter
As of and for the nine months ended September 30, 2018
Shares or units outstanding	69,000,000	9,904,615	82,202	48,644,348	65,483,100	108,108	(n/a)	56,458,462	58,552,316	58,552,316
Earnings (loss) per share:
Basic	$0.21	$(0.33)	$(133.53)	$(0.02)	$(0.01)	$15.08		$(0.27)	$(0.26)	$(0.26)
Diluted	$0.05	$(0.33)	$(133.53)	$(0.02)	$(0.01)	$15.08		$(0.27)	$(0.26)	$(0.26)
Cash dividend declared, per share	$—	$—	$—	$—	$—	$—		$—	$—	$—

(1)
Shares outstanding and earnings per share is not presented as Sherpa is a limited liability company

TICKER SYMBOL AND DIVIDEND INFORMATION
GTY
Ticker Symbol of Units, Ordinary Shares and Warrants
GTY’s units, ordinary shares and warrants are currently listed on The Nasdaq Capital Market under the symbols “GTYHU,” “GTYH” and “GTYHW,” respectively.
Holders
As of  [           ], 2019, there were [    ] holders of record of our units, [    ] holders of record of our Class A ordinary shares, [    ] holders of record of our Class B ordinary shares and [    ] holders of record of our warrants. The number of holders of record does not include a substantially greater number of  “street name” holders or beneficial holders whose units, Class A ordinary shares and warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
GTY has not paid any cash dividends on its ordinary shares to date and does not intend to pay any cash dividends prior to the completion of the business combination. The payment of cash dividends in the future will be dependent upon New GTY’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of New GTY’s board of directors at such time.
The Targets
Market Price of Common Stock
Historical market price information for the Targets is not provided because there is no public market for the Targets’ shares of common stock. See “the Targets Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS
Shareholders and public warrant holders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, results of operations or financial condition of New GTY and could adversely affect the trading price of its common stock.
Risks Relating to Targets’ Businesses and Industries
Software- & Technology-Related/Internet-Focused Risk Factors
Cyber-attacks and security vulnerabilities can disrupt the Targets’ businesses and harm their competitive positions.
Threats to IT security can take a variety of forms. Individuals and groups of hackers, and sophisticated organizations including state-sponsored organizations, may take steps that pose threats to the Targets’ clients IT. They may develop and deploy malicious software to attack the Targets’ products and services and gain access to the Targets’ networks and data centers, or act in a coordinated manner to launch distributed denial of service or other coordinated attacks. Cyber threats are constantly evolving, thereby increasing the difficulty of detecting and successfully defending against them. Cyber threats can have cascading impacts that unfold with increasing speed across the Targets’ internal networks and systems and those of their partners and clients. Breaches of a Target’s network or data security could disrupt the security of its internal systems and business applications, impair its ability to provide services to its clients and protect the privacy of its data, result in product development delays, compromise confidential or technical business information harming its competitive position, result in theft or misuse of its intellectual property or other assets, require it to allocate more resources to improve technologies, or otherwise adversely affect its business. The Targets’ business policies and internal security controls may not keep pace with these evolving threats.
Disclosure of personally identifiable information and/or other sensitive client data could result in liability and harm the Targets’ reputations.
The Targets store and process increasingly large amounts of personally identifiable and other confidential information of their clients. The continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. Despite the Targets’ efforts to improve security controls, it is possible their security controls over personal data, their training of employees on data security, and other practices they follow may not prevent the improper disclosure of client data that they store and manage. Disclosure of personally identifiable information and/or other sensitive client data could result in liability and harm their reputation.
Data privacy is an evolving area of the law and the Targets’ businesses may become subject to new and expanding regulations. Application of these new and changing laws to the Targets’ businesses may increase risks and compliance costs.
Hosting services for some of the Targets’ products and services are dependent upon the uninterrupted operation of data centers.
A material portion of the Targets’ businesses is provided through software hosting services. These hosting services depend on the uninterrupted operation of data centers and the ability to protect computer equipment and information stored in these data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or Internet failure, acts of terrorism, unauthorized intrusion, computer viruses, and other similar damaging events. If any of a Target’s data centers were to become inoperable for an extended period, it might be unable to fulfill its contractual commitments. Although the Targets’ take what they believe to be reasonable precautions against such occurrences, we can give no assurance that damaging events such as these will not result in a prolonged interruption of a Target’s services, which could result in client dissatisfaction, loss of revenue, and damage to its business.

The Targets run the risk of errors or defects with new products or enhancements to existing products.
The Targets’ software products and services are complex and may contain errors or defects, especially when first introduced or when new versions or enhancements are released. We cannot assure you that material defects and errors will not be found in the future. Any such defects could result in a loss of revenues, negative publicity or delay market acceptance. The Targets’ license and subscription agreements typically contain provisions designed to limit their exposure to potential liability. However, it is possible they may not always successfully negotiate such provisions in their client contracts or the limitation of liability provisions may not be effective due to existing or future federal, state, or local laws, ordinances, or judicial decisions. We cannot assure you that a successful claim could not be made or would not have a material adverse effect on our future operating results.
The Targets must timely respond to technological changes to be competitive.
The market for the Targets’ products is characterized by technological change, evolving industry standards in software technology, changes in client requirements, and frequent new product and service introductions and enhancements. The introduction of products and services embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. As a result, our future success will depend, in part, upon the Targets’ ability to enhance existing products and develop and introduce new products and services that keep pace with technological developments, satisfy increasingly sophisticated client requirements, and achieve market acceptance. We cannot assure you that the Targets will successfully identify new product and service opportunities and develop and bring new products and services to market in a timely and cost-effective manner. The products, capabilities, or technologies developed by others could also render the Targets’ products or technologies obsolete or noncompetitive. The Targets’ businesses may be adversely affected if they are unable to develop or acquire new software products or services or develop enhancements to existing products on a timely and cost-effective basis, or if such new products or services or enhancements do not achieve market acceptance.
The Targets may be unable to protect their proprietary rights.
Many of the Targets’ product and service offerings incorporate proprietary information, trade secrets, know-how, and other intellectual property rights. They rely on a combination of contracts, copyrights, and trade secret laws to establish and protect their proprietary rights in their technology. We cannot be certain that they have taken all appropriate steps to deter misappropriation of their intellectual property. There has also been significant litigation recently involving intellectual property rights. One or more of the Targets may be a party to such litigation in the future to protect their proprietary information, trade secrets, know-how, and other intellectual property rights. We cannot assure you that third-parties will not assert infringement or misappropriation claims against one or more of the products or services with respect to current or future products or services. Any claims or litigation, with or without merit, could be time-consuming, costly, and a diversion to management. Any such claims and litigation could also cause product delivery delays, service interruptions or require a Target to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to a Target, if at all. Therefore, litigation to defend and enforce the Targets’ intellectual property rights could have a material adverse effect on our business, regardless of the final outcome of such litigation.
Clients may elect to terminate the Targets’ maintenance contracts and manage operations internally.
It is possible that the Targets’ clients may elect to not renew maintenance contracts for their software, trying instead to maintain and operate the software themselves using their perpetual license rights (excluding software applications provided on a hosted or cloud basis). This could adversely affect our revenues and profits. Additionally, they may inadvertently allow the Targets’ intellectual property or other information to fall into the hands of third-parties, including our competitors, which could adversely affect our business.
Material portions of our business require the Internet infrastructure to be further developed or adequately maintained.
Part of our future success depends on the use of the Internet as a means to access public information and perform transactions electronically. This in part requires the further development and maintenance of the Internet infrastructure. Among other things, this further development and maintenance will require a reliable network backbone with the necessary speed, data capacity, security, and timely development of complementary products for providing reliable Internet access and services. If this infrastructure fails to be further developed or be adequately maintained, our business would be harmed because users may not be able to access our government portals.
Security breaches or unauthorized access to payment information, including credit/debit card data, and/or personal information that the Targets or their service providers store, process, use or transmit for our business may harm their reputations, cause service disruptions and adversely affect our business and results of operations.
A significant challenge to electronic commerce is the secure transmission of payment information and/or personal information over information technology networks and systems which process, transmit and store electronic information, and manage or support a variety of business processes. The collection, maintenance, use, disclosure, and disposal of payment information and personal information by the Targets’ businesses are regulated at state and federal levels, and cybersecurity legislation, executive orders and reporting requirements continue to evolve and become more complex. Because the Targets either directly or indirectly through service providers (i) provide the electronic transmission of sensitive and personal information released from and filed with various government entities and (ii) perform online payment and electronic check processing services, the Targets face the risk of a security breach, whether through system attacks, hacking events, acts of vandalism or theft, malware, viruses, human errors, catastrophes or other unforeseen events that could lead to significant disruptions or compromises of information technology networks and systems or the unauthorized release or use of payment information or personal information. Additionally, vulnerabilities in the security of the Targets’ own internal systems or those of their service providers could compromise the confidentiality of, or result in unauthorized access to, personal information of the Targets’ employees.
The Targets rely on encryption and authentication technology purchased or licensed from third parties to provide the security and authentication tools to effectively secure transmission of confidential information, including user credit/debit card information and banking data. Advances in computer capabilities, new discoveries in the field of cryptography, threats that evolve ahead of tools designed to counter them, or other developments may result in the breach or compromise of technology used by them to protect transaction data. Data breaches can also occur as a result of non-technical issues, such as so-called “social engineering.”
Despite the various security measures the Targets have in place to protect payment and personal information from unauthorized disclosure and to comply with applicable laws and regulations, their information technology networks and systems and those of our third-party vendors and service providers cannot be made completely secure against security incidents. Even the most well protected information, networks, systems, and facilities remain vulnerable to security breaches or disruptions, because (i) the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected for an extended period and (ii) the security methodologies, protocols, systems and procedures used for protection are implemented by humans at each level, and human errors may occur. Accordingly, the Targets may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, or if such measures are implemented, and even if appropriate training is conducted in support of such measures, human errors may still occur. It is impossible for us to entirely mitigate this risk. A party, whether internal or external, who is able to circumvent the Targets’ security measures, or those of the Targets’ service providers, could misappropriate information, including, but not limited to payment information and personal information, or cause interruptions or direct damage to the Targets’ partners or their users.
Under payment card rules and the Targets’ contracts with their credit card processors, if there is a breach of payment card information that the Targets store, process, or transmit, they could be subject to fines. They could also be liable to partners for costs of investigation, notification, remediation and credit monitoring and for any damages to users under applicable laws or their partner contracts.
In addition, any noncompliance with privacy laws or a security breach involving the misappropriation, loss or other unauthorized access, use or disclosure of payment information or personal information, or other significant disruption involving the Targets’ our information technology networks and systems, or those of their service providers (whether or not caused by a breach of their contractual obligations or their negligence), may lead to negative publicity, impair their ability to conduct their business, subject them to private litigation and government investigations and enforcement actions and cause them to incur potentially significant liability, damages or remediation costs. It may also cause the governments with whom they contract to lose confidence in them, any of which may cause the termination or modification of their government contracts and impair their ability to win future contracts. Actual or anticipated attacks and risks affecting the Targets’, the Targets’ service providers’ or the Targets’ government partners’ environment may cause them to incur increasing costs, including costs to deploy additional personnel and protection technologies, to train employees, and to engage third-party security experts and consultants. The Targets’ insurance coverage may be insufficient to cover or protect against the costs, liabilities, and other adverse effects arising from a security breach or system disruption. If the Targets fail to reasonably maintain the security of confidential information, they and we may also suffer significant reputational and financial losses and our results of operations, cash flows, financial condition, and liquidity may be adversely affected.
The Targets may be unable to integrate new technologies and industry standards effectively, which may adversely affect our business and results of operations.
Our future success will depend on the Targets’ ability to enhance and improve the responsiveness, functionality, and features of their services in accordance with industry standards and to address the increasingly sophisticated technological needs of their customers on a cost-effective and timely basis. Our ability to remain competitive will depend, in part, on the ability of the Targets to:
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Enhance and improve the responsiveness, functionality, and other features of the government services they offer;

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Continue to develop their technical expertise;

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Develop and introduce new services, applications, and technology to meet changing customer needs and preferences; and

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Influence and respond to emerging industry standards and other technological changes in a timely and cost-effective manner.

We cannot ensure that the Targets will be successful in responding to the above technological and industry challenges in a timely and cost-effective manner. If the Targets are unable to integrate new technologies and industry standards effectively, our business could be harmed.
Public Sector-Related Risk Factors
Selling products and services into the public sector poses unique challenges.
The Targets derive substantially all of their revenues from sales of software and services to state, county, and city governments, other municipal agencies, and other public entities. We expect that sales to public sector clients will continue to account for substantially all of the Targets’ revenues in the future. The Targets face many risks and challenges associated with contracting with governmental entities, including
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Resource limitations caused by budgetary constraints, which may provide for a termination of executed contracts due to a lack of future funding;

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Long and complex sales cycles;

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Contract payments at times being subject to achieving implementation milestones, and the Targets may have differences with clients as to whether milestones have been achieved;

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Political resistance to the concept of contracting with third-parties to provide IT solutions;

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Legislative changes affecting a local government’s authority to contract with third-parties;

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Varying bid procedures and internal processes for bid acceptance; and

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Various other political factors, including changes in governmental administrations and personnel.

Each of these risks is outside the Targets’ control. If the Targets fail to adequately adapt to these risks and uncertainties, our financial performance could be adversely affected.
A prolonged economic slowdown could harm our operations.
A prolonged economic slowdown or recession could reduce demand for the Targets’ software products and services. Local and state governments may face financial pressures that could in turn affect our growth rate and profitability in the future. There is no assurance that local and state spending levels will be unaffected by declining or stagnant general economic conditions, and if budget shortfalls occur, they may negatively impact local and state IT spending and could adversely affect the Targets’ business.
The open bidding process creates uncertainty in predicting future contract awards.
Many governmental agencies purchase products and services through an open bidding process. Generally, a governmental entity will publish an established list of requirements requesting potential vendors to propose solutions for the established requirements. To respond successfully to these requests for proposals, the Targets must accurately estimate their cost structure for servicing a proposed contract, the time required to establish operations for the proposed client, and the likely terms of any other third-party proposals submitted. We cannot guarantee that the Targets will win any bids in the future through the request for proposal process, or that any winning bids will ultimately result in contracts on favorable terms. The Targets’ failure to secure contracts through the open bidding process, or to secure such contracts on favorable terms, may adversely affect our revenue and gross margins.
We will face significant competition from other vendors and potential new entrants into our markets.
We will face competition from a variety of software vendors that offer products and services similar to those offered by us through the Targets, as well as from companies offering to develop custom software. We expect to compete based on a number of factors, including
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The breadth, depth, and quality of our product and service offerings;

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The ability to modify our offerings to accommodate particular clients’ needs;

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Technological innovation; and

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Name recognition, reputation and references.

We believe the market is highly fragmented with a large number of competitors that vary in size, product platform, and product scope. Our competitors will include consulting firms, publicly held companies that focus on selected segments of the public sector market, and a significant number of smaller, privately held companies. Certain competitors have greater technical, marketing, and financial resources than we do. We cannot assure you that such competitors will not develop products or offer services that are superior to our products or services or that achieve greater market acceptance.
We will also compete with internal, centralized IT departments of governmental entities, which requires us to persuade the end-user to stop the internal service and outsource to us. In addition, our clients and prospective clients could elect to provide information management services internally through new or existing departments, which could reduce the market for our services.
We could face additional competition as other established and emerging companies enter the public sector software application market and new products and technologies are introduced. Increased competition could result in pricing pressure, fewer client orders, reduced gross margins, and loss of market share. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third-parties, thereby increasing the ability of their products to address the needs of our prospective clients. It is possible that new competitors or alliances may emerge and rapidly gain significant market share. We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon our business.

If we are unable to meet the unique challenges involved in contracting with governments and government agencies, our business may be harmed.
The Targets’ revenues are generated principally from contracts with state governments and government agencies within a state, and to a lesser extent with federal government agencies, to provide digital government services on behalf of those government entities to complete transactions and distribute public information digitally. The Targets face many risks uniquely associated with government contracting, including:
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Regulations that govern the fees they collect for many of their services, limiting their control over the level of transaction-based fees they are permitted to retain;

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The potential need for governments to draft and adopt specific legislation before they can circulate a request for proposal (“RFP”) to which the Targets can respond or before they can otherwise award a contract or provide a new digital service;

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Unexpected changes in legislation that increase a Target’s costs or result in a temporary or permanent suspension of a Target’s services;

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The potential need for changes to legislation authorizing government’s contracting with third parties to receive or distribute public information;

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Long and complex sales cycles that vary significantly according to each government entity’s policies and procedures;

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Political resistance to the concept of government agencies contracting with third parties to receive or distribute public information, which has been offered traditionally only by the government agencies and often without charge;

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Changes in government administrations that could impact existing RFPs, rebids, renewals or extensions; and

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Government budget deficits and appropriation approval processes and periods, either of which could cause governments to curtail spending on services, including time and materials-based fees for application development or fixed fees for portal management.

Our ability to grow revenues may be limited by the number of governments and government agencies that choose to provide digital government solutions such as those offered by the Targets and by the finite number of governments with which the Targets may contract for their digital government solutions.
The Targets’ revenues are generated principally from contracts with state governments and government agencies within a state to provide digital government solutions on behalf of those government entities to complete transactions and distribute public information digitally. The growth in our revenues largely will depend on government entities adopting solutions such as those offered by the Targets. We cannot ensure that government entities will choose to provide digital government services or continue to provide digital government services at current levels, or that they will provide such services with private assistance or by adopting solutions such as those offered by the Targets. The failure to secure contracts with certain government agencies could result in revenue levels insufficient to support a Target’s operations on a self-sustained, profitable basis.
The Targets generally are subject to independent audits as requested by their government customers. Deficiencies in their performance under a government contract could result in contract termination, reputational damage, or financial penalties.
Each government entity with which the Targets contract for outsourced portal services may have the authority to require an independent audit of their performance and financial management of contracted operations. The scope of audits could include inspections of income statements, balance sheets, fee structures, collections practices, service levels, security practices, and the Targets’ compliance with contract provisions and applicable laws, regulations, and standards. The expansion of one or more Targets operations into new markets and services may further expose them to requirements and potential liabilities under additional statutes and rules that have previously not been relevant to their business. We cannot ensure that a future audit will not find any material performance deficiencies that would result in an adjustment to our revenues and result in financial penalties. Moreover, any consequent negative publicity could harm our reputation among other governments with which a Target would like to contract. These factors could harm our business, results of operations, cash flows, and financial condition.
Risk Factors Relating to Public Companies, Generally
Fluctuations in quarterly revenue could adversely impact our operating results and stock price.
Our revenues and operating results are difficult to predict and may fluctuate substantially from quarter to quarter for a variety of reasons, including:
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Prospective clients’ contracting decisions are often made in the last few weeks of a quarter;

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The size of license transactions can vary significantly;

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Clients may unexpectedly postpone or cancel procurement processes due to changes in strategic priorities, project objectives, budget, or personnel;

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Client purchasing processes vary significantly and a client’s internal approval, expenditure authorization, and contract negotiation processes can be difficult and time consuming to complete, even after selection of a vendor;

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The number, timing, and significance of software product enhancements and new software product announcements by us and our competitors may affect purchase decisions;

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We may have to defer revenues under our revenue recognition policies; and

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Clients may elect subscription-based arrangements, which result in lower software license revenues in the initial year as compared to traditional, on-premise software license arrangements, but generate higher overall subscription-based revenues over the term of the contract.

In each fiscal quarter, our expense levels, operating costs, and hiring plans are based to some extent on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results. Also, if actual revenues or earnings for any given quarter fall below expectations, it may lead to a decline in our stock price.
Increases in service revenue as a percentage of total revenues could decrease overall margins.
We realize lower margins on software and appraisal service revenues than on license revenue. The majority of our contracts include both software licenses and software services. Therefore, an increase in the percentage of software service and appraisal service revenue compared to license revenue could have a detrimental impact on our overall gross margins and could adversely affect operating results.
Our stock price may be volatile.
The market price of our common stock may be volatile. Examples of factors that may significantly impact our stock price include:
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Actual or anticipated fluctuations in our operating results;

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Announcements of technological innovations, new products, or new contracts by us or our competitors;

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Developments with respect to patents, copyrights, or other proprietary rights;

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Conditions and trends in the software and other technology industries;

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Adoption of new accounting standards affecting the software industry;

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Changes in financial estimates by securities analysts; and

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General market conditions and other factors.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices of technology company stocks and may in the future adversely affect the market price of our stock. Sometimes, securities class action litigation is filed following periods of volatility in the market price of a particular company’s securities. We cannot assure you that similar litigation will not occur in the future with respect to us. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon our financial performance.
Our financial outlook may not be realized.
From time to time, in press releases and otherwise, we may publish forecasts or other forward-looking statements regarding our results, including estimated revenues or earnings. Any forecast of our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and as a matter of course, any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous risks and other factors (including those described in this discussion), many of which are beyond our control. As a result, we cannot be certain that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. Current and potential stockholders are cautioned not to base their entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize our entire publicly available mix of historical and forward-looking information, as well as other available information regarding us, our products and services, and the software industry when evaluating our prospective results of operations.
Compliance with changing regulation of corporate governance, public disclosure and other regulatory requirements or industry standards may result in additional expenses.
Changing laws, regulations, and standards relating to corporate governance, public disclosure and other regulatory requirements or industry standards, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Telephone Consumer Protection Act, the Sarbanes-Oxley Act of 2002, the Tax Cuts and Jobs Act, new SEC regulations and the Nasdaq Stock Market rules create uncertainty for public companies such as ours. These laws, regulations, and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining adequate and appropriate standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations, and standards have resulted in, and certain regulations could continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, because of increasing regulation, our board members and executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities in the laws themselves or related to practice, our reputation may be harmed.
Our quarterly results of operations may be volatile and difficult to predict. If our quarterly results of operations, future growth, profitability or dividends fail to meet the expectations of public market analysts or investors, the market price of our common stock may decrease significantly.
Our future revenues and results of operations may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control, and any of which may harm our business. These factors include:
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the commencement, completion, or termination of contracts during any quarter;

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the introduction of new services by us or our competitors;

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technical difficulties or system downtime affecting the operation of our services;

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the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and infrastructure;

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unexpected changes in federal, state and local legislation that increase our costs and/or result in a temporary or permanent decrease in our revenues;

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the seasonal use of some of our services, particularly the accessing of motor vehicle driver history records;

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changes in economic conditions;

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the result of negative cash flows due to capital investments; and

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significant charges related to acquisitions.

Due to the factors noted above and the other factors described in these Risk Factors, our financial performance in a quarter may be lower than we anticipate and if we are unable to reduce spending in that quarter, our results of operations for that quarter may be harmed. One should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our common stock may decline. In addition, if we fail to meet expectations related to future growth, profitability, dividends or other market expectations, the price of our common stock may decline.
Risks Relating to GTY and the Business Combination
Directors of GTY have potential conflicts of interest in recommending that securityholders vote in favor of approval of the business combination and approval of the other proposals described in this proxy statement/prospectus.
When considering GTY’s board of directors’ recommendation that its shareholders vote in favor of the approval of the business combination, GTY’s shareholders should be aware that directors and executive officers of GTY have interests in the business combination that may be different from, or in addition to, the interests of GTY’s shareholders. These interests include:
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Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by May 1, 2019. Each of William D. Green, Joseph M. Tucci, Harry L. You and Stephen Rohleder is among the members of our Sponsor and has a substantial financial interest in the securities held by our Sponsor and therefore the completion of the business combination;

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the continuation of all of the directors of GTY as members of the board of directors of New GTY;

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the repayment of loans made by, and the reimbursement of out-of-pocket expenses incurred by, certain officers or directors or their affiliates in the aggregate amount of approximately $1,500,000;

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the continued indemnification of current directors and officers of GTY and the continuation of directors’ and officers’ liability insurance after the business combination;

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Stephen Rohleder, a director of GTY, invested $2,000,232.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 2.2% interest in CityBase. Upon the CityBase Closing, Mr. Rohleder will be entitled to receive approximately $2.2 million in cash and will be entitled to receive a pro rata share of the up to $60 million shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement; and

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Charles Wert a director of GTY, invested $750,056.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 0.8% interest in CityBase. Upon the CityBase Closing, Mr. Wert will be entitled to receive approximately $825,000 in cash and will be entitled to receive a pro rata share of the up to $60 million shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement.

In addition, certain of GTY’s founders, directors and entities affiliated with certain of GTY’s directors and executive officers, own shares of common stock that were issued prior to GTY’s initial public offering. Such purchasers have waived their right to receive distributions with respect to the Class B ordinary shares held by them upon GTY’s liquidation which will occur if we are unable to complete the business combination by May 1, 2019. Accordingly, the Class B ordinary shares will be worthless if GTY is forced to liquidate. In addition, in the event of GTY’s liquidation, GTY’s warrants, including the private placement warrants held by certain of GTY’s directors and executive officers, will expire worthless. These financial interests of the founders, officers and directors and entities affiliated with them may have influenced their decision to approve the business combination. You should consider these interests when evaluating the business combination and the recommendation of GTY’s board of directors to vote in favor of the business combination proposal and other proposals to be presented to the shareholders.
An adverse judgment in the New York Action or California Action may delay or jeopardize the completion of the business combination or subject us to damages.
On November 19, 2018, GTY, New GTY, Stephen J. Rohleder and Harry L. You commenced a lawsuit against OpenGov, Inc. (“OpenGov”) in the United States District Court for the Southern District of New York captioned GTY Technology Holdings Inc. et al. v. OpenGov, Inc., No. 18-cv-10854 (the “New York Action”). The New York Action asserts declaratory judgment claims seeking declarations that a certain confidentiality agreement between GTY Technology Holdings Inc. and OpenGov (the “Confidentiality Agreement”) has not been breached, that certain information is not confidential, proprietary and/or trade secret information of OpenGov, and that there is no enforceable agreement between GTY and OpenGov related to an acquisition of OpenGov by GTY.
On November 20, 2018, OpenGov commenced a lawsuit against GTY, New GTY, GTY Merger Sub, the Sponsor, LLC, Harry L. You, Stephen J. Rohleder and Does 1-50 in the Superior Court of the State of California in and for the County of San Mateo captioned OpenGov, Inc. v. GTY Technology Holdings Inc. et al., No. 18-cv-06264 (the “California Action”). The California Action asserts claims for breach of contract, inducing breach of contract, fraud, and trade secret misappropriation and seeks relief including monetary damages, a constructive trust, disgorgement, exemplary and punitive damages, attorneys’ fees, costs and expenses, preliminary and permanent injunctive relief, and pre- and post-judgment interest.
We intend to vigorously prosecute the New York Action and vigorously defend against the California Action. The Confidentiality Agreement includes a provision whereby OpenGov waived any claim of any kind in and to any monies in GTY’s trust account, and agreed that it would not seek recourse against the trust account for any reason whatsoever. However, we cannot provide you with any assurances as to the outcome of the New York Action or the California Action, or the amount of costs associated with litigating these actions. A preliminary injunction could delay or jeopardize the completion of the business combination, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the business combination. If we are not able to consummate our initial business combination by May 1, 2019, unless we obtain an extension of such date from our shareholders, we will be forced to liquidate and our warrants will expire worthless. In addition, an award of damages could have an adverse effect on our business, operating results, cash flows or financial condition.
If we are unable to complete a private placement, we will be unable to consummate the business combination.
We intend to enter into a subscription agreements with investors to purchase equity or debt securities of New GTY in a private placement concurrently with the closing of the business combination for an aggregate purchase price of  $78.1 to meet the condition that we have at least $270 million of cash available upon the closing of the business combination. If we are unable to enter into such agreements and complete such private placement, we will be unable to meet such condition and consummate the business combination. If we are not able to consummate our initial business combination by May 1, 2019, unless we obtain an extension of such date from our shareholders, we will be forced to liquidate and our warrants will expire worthless.

Subsequent to the consummation of the business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although GTY has conducted due diligence on the Targets, GTY cannot assure you that this diligence revealed all material issues that may be present in their respective businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of GTY’s or the Targets’ control will not later arise. As a result, New GTY may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New GTY reports charges of this nature could contribute to negative market perceptions about New GTY or its securities. In addition, charges of this nature may cause New GTY to violate net worth or other covenants to which it may be subject. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.
If the warrant amendment proposal described herein is not adopted, the warrants will become exercisable for shares of New GTY’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New GTY’s stockholders.
If the warrant amendment proposal described herein is not adopted, following the business combination, New GTY will have 18,400,000 outstanding warrants to purchase 18,400,000 shares of common stock at an exercise price of  $11.50 per whole share, which warrants will become exercisable 30 days following the closing of the business combination. Only whole warrants are exercisable. In addition, there will be 8,693,334 private placement warrants outstanding exercisable for 8,693,334 shares of common stock at an exercise price of  $11.50 per share. To the extent such warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of New GTY common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New GTY common stock.
If our shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Class A ordinary shares for a pro rata portion of the trust account.
Holders of public shares are not required to affirmatively vote against the GTY merger proposal or the business combination proposal in order to exercise their rights to redeem their shares for a pro rata portion of the trust account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent by [    ] a.m. Eastern time on [           ],2019. Shareholders electing to redeem their shares will receive their pro rata portion of the trust account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the business combination.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
Assuming the warrant amendment proposal is not adopted, New GTY will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.01 per warrant, provided that the closing price of the New GTY common stock equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption provided that on the date we give notice of redemption. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. The private placement warrants are not redeemable by us so long as they are held by the Sponsor or its permitted transferees.
If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of GTY’s securities prior to the closing of the business combination may decline. The market values of GTY’s securities at the time of the business combination may vary significantly from their prices on the date the Transaction Documents were executed, the date of this proxy statement/prospectus, or the date on which our shareholders vote on the business combination. Because the number of shares to be issued pursuant to the Transaction Documents will not be adjusted to reflect any changes in the market price of GTY’s common stock, the market value of New GTY common stock issued in the business combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the business combination, fluctuations in the price of New GTY’s securities could contribute to the loss of all or part of your investment. Prior to the business combination, there has not been a public market for the stock of New GTY and trading in GTY’s Class A ordinary shares has not been active. Accordingly, the valuation ascribed to New GTY in the business combination may not be indicative of the price that will prevail in the trading market following the business combination. If an active market for our securities develops and continues, the trading price of our securities following the business combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of New GTY’s securities may include:
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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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changes in the market’s expectations about our operating results;

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success of competitors;

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our operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning New GTY or the industries in which New GTY operates in general;

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operating and stock price performance of other companies that investors deem comparable to New GTY;

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our ability to market new and enhanced products on a timely basis;

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changes in laws and regulations affecting our business;

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commencement of, or involvement in, litigation involving New GTY;

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changes in New GTY’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of New GTY common stock available for public sale;

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any major change in our board or management;

•
sales of substantial amounts of common stock by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•
general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New GTY could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
GTY’s initial shareholders, directors, officers, advisors and their affiliates may elect to purchase shares or public warrants from public shareholders or public warrant holders, which may influence a vote on the business combination and reduce the public “float” of New GTY common stock.
GTY’s initial shareholders, directors, officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. There is no limit on the number of shares GTY’s initial shareholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions.
In the event that GTY’s initial shareholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in the Transaction Documents that requires us to have a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. In addition, the purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the initial business combination. Any such purchases of our securities may result in the completion of the business combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of New GTY common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
GTY’s initial shareholders have agreed to vote in favor of the business combination, regardless of how our public shareholders vote.
Our initial shareholders have agreed to vote their founder shares, as well as any public shares purchased during or after GTY’s initial public offering, in favor of the business combination. The initial shareholders own on an as-converted basis, approximately 39.44% of our outstanding shares prior to the business combination. Accordingly, it is more likely that the necessary shareholder approval for the business combination will be received than would be the case if our initial shareholders agreed to vote their founder shares in accordance with the majority of the votes cast by our public shareholders.

If New GTY is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act or New GTY’s internal control over financial reporting is not effective, New GTY may not be able to timely and accurately report its financial results, the reliability of New GTY’s financial statements may be questioned and New GTY’s stock price may suffer.
Each of the Targets is currently a private company and not subject to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 and the SEC’s rules implementing it require any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with these rules, New GTY will eventually be required to document and test its internal control procedures, New GTY management will be required to assess and issue a report concerning New GTY’s internal control over financial reporting, and New GTY’s independent registered public accounting firm will be required to issue an opinion on its audit of New GTY’s internal control over financial reporting. The rules governing the standards that must be met for management to assess New GTY’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, New GTY management may identify material weaknesses or deficiencies which may not be remediated in time to meet the deadline imposed by the Sarbanes-Oxley Act.
Each of the Targets currently has material weaknesses in internal controls over financial reporting. The principal bases for these material weaknesses are in (i) a lack of segregation of duties within each Target’s financial function, (ii) each Target’s management’s review controls over significant accounting estimates and (iii) each Target’s accounting for complex accounting transactions.
If New GTY management cannot remediate material weakness or favorably assess the effectiveness of its internal control over financial reporting or New GTY’s auditors identify material weaknesses in its internal controls, New GTY’s ability to report its financial results on a timely and accurate basis may be adversely affected, investor confidence in New GTY’s financial results may weaken and New GTY’s stock price may suffer.
Even if we consummate the business combination, and assuming the warrant amendment proposal is not adopted, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per share of common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
If GTY is unable to complete the business combination with the Targets or another business combination by May 1, 2019 (or such later date as GTY shareholders may approve), GTY will cease all operations except for the purpose of winding up, dissolving and liquidating. In such event, third parties may bring claims against GTY and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by shareholders could be less than $10.00 per share.
Under the terms of GTY’s Existing Organizational Documents, GTY must complete the business combination with the Targets or another business combination by May 1, 2019 (or such later date as GTY shareholders may approve), or GTY must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against GTY. Although GTY has obtained waiver agreements from certain vendors and service providers (other than our independent auditors) it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of GTY’s public shareholders.
The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent public accountants) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
GTY’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.
In the event that the proceeds in the trust account are reduced below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, GTY’s independent directors would determine whether to take legal action against the Sponsor to Sponsor its indemnification obligations.
While GTY currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to GTY, it is possible that GTY’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If GTY’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to GTY’s public shareholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
GTY’s shareholders may be held liable for claims by third parties against GTY to the extent of distributions received by them.
If GTY is unable to complete the business combination with the Targets or another business combination within the required time period, GTY will cease all operations except for the purpose of winding up, liquidating and dissolving, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. GTY cannot assure you that it will properly assess all claims that may be potentially brought against GTY. As such, GTY’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, GTY cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by GTY.
If GTY is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by GTY’s shareholders. Furthermore, because GTY intends to distribute the proceeds held in the trust account to its public shareholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public shareholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, GTY’s board of directors may be viewed as having breached their fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. GTY cannot assure you that claims will not be brought against it for these reasons.
The ability of shareholders to exercise redemption rights with respect to a large number of shares could increase the probability that the business combination would be unsuccessful and that shareholders would have to wait for liquidation in order to redeem their stock.
At the time we entered into the agreements for the business combination, we did not know how many shareholders will exercise their redemption rights, and therefore we structured the business combination based on our expectations as to the number of shares that will be submitted for redemption. The agreements with the Targets relating to the business combination require us to have at least $270 million of cash, after giving effect to redemptions of public shares, if any, which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources. Initially, we were required to complete our initial business combination by November 1, 2018, which was 24 months from the closing of our initial public offering. On October 30, 2018, our shareholders approved a proposal to amend our second amended and restated memorandum and articles of association to extend the date by which we have to consummate an initial business combination from November 1, 2018 to May 1, 2019. In connection with such proposal, our public shareholders had the right to elect to redeem their public shares for a per share price, payable in cash, based upon the aggregate amount then on deposit in the trust account. Our public shareholders holding 34,011,538 Class A ordinary shares out of a total of 55,200,000 Class A ordinary shares validly elected to redeem their public shares and, accordingly, after giving effect to such redemptions, the balance in GTY’s trust account was approximately $216.8 million. If a larger number of shares are submitted for redemption than we initially expected and if we are unable to secure an Alternative Financing Source, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account. The above considerations may limit our ability to complete the business combination or optimize our capital structure.
The unaudited pro forma combined financial information included in this document may not be indicative of what our actual financial position or results of operations would have been.
The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the business combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Combined Financial Information” for more information.
The business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the business combination is subject to a number of conditions. The completion of the business combination is not assured and is subject to risks, including the risk that approval of the business combination by GTY’s shareholders is not obtained or that there are not sufficient funds in the trust account, in each case subject to certain terms specified in the Transaction Documents (as described under “The Transaction Documents — Conditions to the Closing of the Business Combination”), or that other closing conditions are not satisfied. If GTY does not complete the business combination, it could be subject to several risks, including:
•
the parties may be liable for damages to one another under the terms and conditions of the Transaction Documents;

•
negative reactions from the financial markets, including declines in the price of GTY’s shares due to the fact that current prices may reflect a market assumption that the business combination will be completed; and

•
the attention of our management will have been diverted to the business combination rather than our own operations and pursuit of other opportunities that could have been beneficial to that organization.

There can be no assurance that the New GTY common stock that will be issued in connection with the business combination will be approved for listing on Nasdaq following the closing of the business combination, or that we will be able to comply with the continued listing standards of Nasdaq.
New GTY’s common stock and warrants will be listed on Nasdaq following the business combination. New GTY’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the business combination, Nasdaq delists the common stock from trading on its exchange for failure to meet the listing standards, New GTY and its stockholders could face significant material adverse consequences including:
•
a limited availability of market quotations for its securities;

•
a determination that its common stock is a “penny stock” which will require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock;

•
a limited amount of analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

If GTY is not able to complete the business combination with the Targets or another business combination by May 1, 2019 (or such later date as GTY shareholders may approve), GTY would cease all operations except for the purpose of winding up and GTY would redeem its public shares and liquidate the trust account, in which case its public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.
GTY’s Existing Organizational Documents state that it must complete its initial business combination by May 1, 2019. If GTY has not completed the business combination with the Targets by then or another business combination by May 1, 2019 (or such later date as our shareholders may approve), GTY will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of GTY’s remaining shareholders and its board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors in all cases subject to and the other requirements of applicable law. In such case, GTY’s public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
General
GTY is furnishing this proxy statement/prospectus to GTY’s shareholders as part of the solicitation of proxies by GTY’s board of directors for use at the general meeting of shareholders to be held on [           ],2019, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to GTY’s shareholders on or about [           ], 2019 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides GTY’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the general meeting.
Date, Time and Place
The general meeting will be held on [           ], 2019, at [    ] a.m., Eastern Time, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York, 10166.
Purpose of the GTY General Meeting
At the general meeting, GTY is asking holders of ordinary shares to:
•
consider and vote upon a proposal to approve and adopt each of the Transaction Documents, which, among other things, provides for GTY merging with and into GTY Merger Sub, a Delaware corporation and wholly-owned subsidiary of New GTY, with GTY surviving the merger. As a result of the GTY Merger and related transactions, GTY will become a wholly-owned subsidiary New GTY, a Massachusetts public company, and the Targets will become direct or indirect wholly-owned subsidiaries of New GTY, and to approve the transactions contemplated by the Transaction Documents (we refer to this proposal as the “business combination proposal”);

•
consider and vote upon two separate proposals (which we refer to, collectively, as the “organizational documents proposals”) to approve by special resolution, assuming the GTY merger proposal and the business combination proposal are approved and adopted, the following material differences between the Existing Organizational Documents of GTY and the Proposed Charter of New GTY:

(1)
to approve the provision in the Proposed Charter changing the authorized share capital from $45,100 divided into 400,000,000 Class A ordinary shares of a par value of  $0.0001 each, 50,000,000 Class B ordinary shares of a par value of  $0.0001 each and 1,000,000 preferred shares of a par value of  $0.0001 each, to authorized capital stock of  [    ] shares, consisting of  (x) [    ] shares of common stock, including [    ] shares of New GTY common stock, [    ] shares of New GTY Class B common stock and (y) 1,000,000 shares of preferred (we refer to this as “organizational documents proposal A”);

(2)
to approve all other differences between the Existing Organizational Documents of GTY with the Proposed Charter of New GTY as a result of the GTY Merger, including (i) the name of the new public entity will be “GTY Technology Holdings Inc.”, and (ii) the lack of certain provisions related to GTY’s status as a blank check company that are not applicable to New GTY, all of which GTY’s board of directors believe are necessary to adequately address the needs of New GTY after the business combination (we refer to this as “organizational documents proposal B”);

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consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable Nasdaq listing rules, the issuance of shares of New GTY common stock to the Bonfire Holders, the CityBase Holders, the eCivis Holders, the Open Counter Holders, the Questica Holders and the Sherpa Holders in order to comply with the applicable listing rules of Nasdaq. The number of shares of New GTY common stock that may be issued in connection with the stock issuance proposal is expected to be up to approximately [    ] million shares (we refer to this proposal as the “stock issuance proposal”);

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consider and vote upon a proposal to approve by ordinary resolution the GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex J (we refer to this proposal as the “incentive plan proposal” and, collectively with the GTY merger proposal, business combination proposal, the organizational documents proposals and the stock issuance proposal, the “condition precedent proposals”); and

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consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions Under the Transaction Documents is not satisfied or waived (we refer to this proposal as the “adjournment proposal”).

Recommendation of GTY Board of Directors
GTY’s board of directors has determined that the GTY merger proposal and the business combination proposal are in the best interests of GTY and its shareholders, has approved the GTY merger proposal and the business combination proposal and recommends that shareholders vote “FOR” the GTY merger prposal, “FOR” the business combination proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting.
In connection with such approval of the business combination proposal and the recommendation that GTY’s shareholders approve the business combination proposal, Stephen Rohleder and Charles Wert, members of GTY’s board of directors, recused themselves from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY’s shareholders approve the business combination with respect to the CityBase Transaction due to Mr. Rohleder’s and Mr. Wert’s respective interests in the CityBase Transaction as investors in CityBase’s Series C preferred stock.
In addition to the foregoing, the existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.
Record Date; Who is Entitled to Vote
GTY has fixed the close of business on [           ], 2019, as the “record date” for determining GTY shareholders entitled to notice of and to attend and vote at the general meeting. As of the close of business on [           ], 2019, there were 34,988,462 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote per share at the general meeting.
In connection with our initial public offering, our initial shareholders (consisting of our Sponsor and our directors and officers) entered into a letter agreement to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 39.44% of our total outstanding ordinary shares.
Quorum
The presence, in person or by proxy, of one or more shareholders holding at least a majority of the paid up voting share capital entitled to vote constitutes a quorum at the general meeting.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to GTY but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will also not be treated as shares voted on the matter. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the GTY merger proposal and the business combination proposal.
Vote Required for Approval
The approval of the GTY merger proposal requires a special resolution under the Cayman Islands Companies Law and the Existing Organizational Documents, being the affirmative vote by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve the GTY merger proposal, vote at the general meeting.
The approval of the business combination proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting.
The approval of each of the separate organizational documents proposals requires a special resolution under the Cayman Islands Companies Law and the Existing Organizational Documents, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Each of the organizational documents proposals is conditioned on the approval of the GTY merger proposal and the business combination proposal. Therefore, if the business combination proposal or the GTY merger proposal is not approved, each of the organizational documents proposals will have no effect, even if approved by our public shareholders.
The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the business combination proposal and GTY merger proposal. Therefore, if the GTY merger proposal, business combination proposal and the organizational documents proposals are not approved, the stock issuance proposal will have no effect, even if approved by our public shareholders.
The approval of the incentive plan proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The incentive plan proposal is conditioned on the approval of the GTY merger proposal, the business combination proposal, the organizational documents proposals and the stock issuance proposal. Therefore, if any of those proposals are not approved, the incentive plan proposal will have no effect, even if approved by our public shareholders.
The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The adjournment proposal is not conditioned upon any other proposal.
In each case, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.
Voting Your Shares
Each ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your ordinary shares at the general meeting:
•
You Can Vote By Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by GTY’s board “FOR” the GTY merger proposal, “FOR” the business combination proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting. Votes received after a matter has been voted upon at the general meeting will not be counted.
•
You Can Attend the General Meeting and Vote in Person.   You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way GTY can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy
If you are a GTY shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify [    ], GTY’s General Counsel and Secretary, in writing before the general meeting that you have revoked your proxy; or

•
you may attend the general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [    ].
Redemption Rights
Public shareholders may seek to redeem the public shares that they hold, regardless of whether they vote for the proposed business combination, against the proposed business combination or do not vote in relation to the proposed business combination. Any public shareholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest earned on the trust account (net of taxes payable), divided by the number of then outstanding public shares. If a holder properly seeks redemption as described in this section and the business combination is consummated, the holder will no longer own these shares following the business combination.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
GTY’s initial shareholders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to [    ] a.m., Eastern Time, on [           ], 2019, (a) submit a written request to the transfer agent that New GTY redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. No fractional public warrants will be issued upon separation of the units. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until immediately prior to the vote on the proposed business combination. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that GTY instruct its transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.
If the business combination is not approved or completed for any reason, then GTY’s public shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, GTY will promptly return any shares previously delivered by public holders.
The closing price of ordinary shares on [           ], 2019, the most recent closing price, was $[    ]. For illustrative purposes, the cash held in the trust account on [           ], 2019 was $[    ] or $[    ] per public share, as of  [           ], 2019. Prior to exercising redemption rights, shareholders should verify the market price of ordinary shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. GTY cannot assure its shareholders that they will be able to sell their ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.
If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem the public shares no later than the close of the vote on the GTY merger proposal or the business combination proposal and deliver your ordinary shares (either physically or electronically) to the transfer agent, prior to [    ] a.m., Eastern Time on [           ], 2019, and the business combination is consummated.
In order for public shareholders to exercise their redemption rights in respect of the proposed business combination, public shareholders must properly exercise their right to redeem the public shares no later than the close of the vote on the GTY merger proposal or the business combination proposal and deliver their ordinary shares (either physically or electronically) to the transfer agent, prior to [    ] a.m., Eastern Time on [           ], 2019. For the purposes of Article 9 of the current second amended and restated memorandum and articles of association of GTY and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the consummation of the business combination, New GTY shall pay public shareholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither GTY shareholders nor GTY warrant holders have appraisal rights in connection with the business combination under the Cayman Islands Companies Law.
GTY shareholders are entitled to give notice to GTY prior to the general meeting that they wish to dissent to the GTY Merger. The effect of such a notice would be that such dissenting shareholder would be entitled to payment of the fair market value of its shares if such shareholder follows the procedures set out in the Cayman Islands Companies Law relating thereto. It is GTY's view, however, that such fair market value would be equal to the amount which a shareholder would obtain if it exercised its redemption right as described herein.
Proxy Solicitation Costs
GTY is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. GTY and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. GTY will bear the cost of the solicitation.
GTY has hired Morrow Sodali LLC to assist in the proxy solicitation process. GTY will pay that firm a fee of  $[    ] plus disbursements. Such fee will be paid with non-trust account funds.
GTY will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GTY will reimburse them for their reasonable expenses.
Potential Purchases of Public Shares and/or Warrants
At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GTY or its securities, the GTY initial shareholders, the Targets and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire GTY’s ordinary shares or vote their shares in favor of the GTY merger proposal or the business combination proposal or vote their warrants in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to shareholders for approval at the general meeting and presented to warrant holders at the warrant holder meeting are approved and/or (ii) we meet the condition that we have at least $270 million of cash available upon the closing of the business combination. Any such share or warrant purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination or warrant holder approval of the warrant amendment proposal. This may result in the completion of our business combination or warrant holder approval of the warrant amendment proposal that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GTY initial shareholders for nominal value.
Entering into any such arrangements may have a depressive effect on GTY’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than [    ] million public shares elect to redeem their public shares in connection with the business combination.
If such transactions are effected, the consequence could be to cause the business combination to be approved or the warrant amendment proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting or the warrant holder meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GTY will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE GTY MERGER PROPOSAL
Overview
We are asking our shareholders to approve by special resolution and adopt the GTY Agreement and the transactions contemplated thereby. If, however, the GTY merger proposal is approved, but the business combination proposal is not approved, then neither the GTY merger proposal nor the business combination will be consummated.
Pursuant to the GTY Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the business combination, GTY Merger Sub will merge with and into GTY, with GTY surviving the GTY Merger as a direct, wholly-owned subsidiary of New GTY.
As a result of the GTY Merger, all of the issued and outstanding ordinary shares of GTY will be exchanged for an equal number of shares New GTY common stock, and, if the warrant amendment proposal is not approved, all of the outstanding warrants to purchase ordinary shares of GTY will become exercisable to purchase an equal number of shares of New GTY common stock on the existing terms and conditions of such warrants in accordance with the terms of such warrants. New GTY intends to apply to list the New GTY common stock on The Nasdaq Stock Market in connection with the closing of the business combination.
The closing of each of the transactions contemplated by the Transaction Documents are expected to occur simultaneously with the closing of the GTY Merger. In addition, after the GTY Merger and prior to the effective time of the transactions contemplated by the Transaction Documents, GTY will assign all of its rights, interests and obligations under the Transaction Documents to New GTY.
If the GTY merger proposal and the other condition precedent proposals are approved, GTY shareholders will become shareholders of New GTY, which is a Massachusetts corporation. We urge shareholders to carefully consult the information set out under the section “Comparison of Corporate Governance and Shareholder Rights” and “The Organizational Documents Proposals” (including the chart of material differences included therein) which describe the differences between the laws of the Cayman Islands and the MCBA as well as the proposed differences between the Existing Organizational Documents and the Proposed Charter.
Reasons for the GTY Merger Proposal
GTY’s board of directors believes that there are significant advantages to the company that will arise as a result of New GTY’s domicile in Massachusetts. Further, GTY’s board of directors believes that any direct benefit that Massachusetts law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a domicile in Massachusetts is in the best interests of the company and its shareholders. In addition, the GTY Merger proposal is necessary to effectuate the business combination. Please see “The Business Combination Proposal — GTY’s Board of Directors’ Reasons for Approval of the Business Combination.”
Anticipated Accounting Treatment of the GTY Merger Proposal
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of GTY as a result of the GTY Merger. The business, capitalization, assets and liabilities and financial statements of GTY immediately following the GTY Merger will be the same as those of GTY immediately prior to the GTY Merger.
Vote Required for Approval
The approval of the GTY merger proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

The GTY merger proposal is conditioned on the approval of the business combination proposal. Therefore, if the business combination proposal is not approved, the GTY merger proposal will have no effect, even if approved by our public shareholders.
Recommendation of the GTY Board of Directors
THE GTY BOARD OF DIRECTORS RECOMMENDS THAT GTY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GTY MERGER PROPOSAL.
The existence of financial and personal interests of one or more of GTY’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION PROPOSAL
We are asking our shareholders to approve by ordinary resolution, and adopt each of the Transaction Documents and the transactions contemplated thereby. Our shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Transaction Documents, which are attached as Annex A, B, C, D, E, F and G to this proxy statement/prospectus. Please see the subsection entitled “The Transaction Documents” below, for additional information and a summary of certain terms of each of the Transaction Documents. You are urged to read carefully each of the Transaction Documents in their entirety before voting on this proposal.
Because we are holding a shareholder vote on the business combination, we may consummate the business combination only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the general meeting.
The Transaction Documents
Summary of the Transaction Documents
GTY Agreement
Pursuant to the GTY Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the business combination, GTY Merger Sub will merge with and into GTY, with GTY surviving the GTY Merger as a direct, wholly-owned subsidiary of New GTY.
As a result of the GTY Merger, all of the issued and outstanding ordinary shares of GTY will be exchanged for an equal number of shares New GTY common stock, and, if the warrant amendment proposal is not approved, all of the outstanding warrants to purchase ordinary shares of GTY will become exercisable to purchase an equal number of shares of New GTY common stock on the existing terms and conditions of such warrants in accordance with the terms of such warrants. New GTY intends to apply to list the New GTY common stock on The Nasdaq Stock Market in connection with the closing of the business combination.
The closing of each of the transactions contemplated by the Transaction Documents are expected to occur simultaneously with the closing of the GTY Merger. In addition, after the GTY Merger and prior to the effective time of the transactions contemplated by the Transaction Documents, GTY will assign all of its rights, interests and obligations under the Transaction Documents to New GTY.
Bonfire Agreement
Pursuant to the Bonfire Agreement, upon the terms and subject to the conditions set forth therein, at the Bonfire Closing, Callco and Exchangeco will acquire all of the issued and outstanding shares of Bonfire, such that Bonfire will become an indirect, wholly-owned subsidiary of New GTY.
Upon consummation of the Bonfire Transaction, New GTY will (i) pay the Bonfire Holders an aggregate of up to $47,000,000 in cash, subject to certain customary adjustments contained in the Bonfire Agreement, including an increase for cash and a reduction for indebtedness of Bonfire and its subsidiaries at the time of the Bonfire Closing, and (ii) issue to the Bonfire Holders a number of shares of New GTY common stock or a number of Bonfire Exchangeco Shares with an aggregate fair market value equal to $51,000,000.
In addition, Bonfire Holders may receive, following the Bonfire Closing and based on Bonfire’s revenues and EBIT for the fiscal years ended December 31, 2019 and 2020, respectively, earn-out payments in an aggregate amount not to exceed $10,000,000, payable 50% in cash and 50% in New GTY common stock. GTY has agreed to file a registration statement on Form S-3 covering the resale of any Bonfire Earn-out Shares.
The parties to the Bonfire Agreement have made customary representations, warranties and covenants in the Bonfire Agreement, including, among others, covenants with respect to the conduct of Bonfire during the period between execution of the Bonfire Agreement and the Bonfire Closing.

The Bonfire Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Bonfire Agreement and the Bonfire Transaction; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than $270,000,000 following any such redemptions and the payment of any expenses related to the Bonfire Transaction, which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources; (iii) certain Bonfire Holders will have delivered to GTY a duly executed lock-up agreement in the form attached to the Bonfire Agreement; (iv) no more than 5% of the Bonfire Shares will be Cash-out Shares (as defined in the Bonfire Agreement); and (v) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Bonfire Closing.
In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $2,000,000 of the overall consideration payable to the Bonfire shareholders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the Bonfire Holders to $49,000,000 and decreasing the number of shares payable to Bonfire Holders to a number of shares with an aggregate fair market value equal to $49,000,000.
The Bonfire Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Bonfire if the Bonfire Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Bonfire Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Bonfire Agreement has been the cause of, or resulted in, the failure of the Bonfire Closing to occur on or before such date; (iii) by either GTY or Bonfire if GTY’s shareholders have not approved the Bonfire Agreement and the Bonfire Transaction; (iv) by either GTY or Bonfire if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Bonfire Necessary Cash Amount; and (v) by GTY if voting and support agreements representing no less than two-thirds of Bonfire’s capital stock, two-thirds of Bonfire’s options and two-thirds of Bonfire’s warrants have not been executed and delivered to GTY by 3:45 p.m. Eastern Time on the second business following the Bonfire Closing or if such voting and support agreements fail to be in full force and effect.
The Bonfire Agreement was amended as described under the heading “Amendments to Transaction Documents,” below, which modified certain of the conditions and termination provisions described above.
CityBase Agreement
Pursuant to the CityBase Agreement, upon the terms and subject to the conditions set forth therein, at CityBase Closing, among other things, CityBase Merger Sub will merge with and into CityBase, with CityBase surviving the merger as a direct, wholly-owned subsidiary of New GTY.
Upon consummation of the CityBase Transaction, New GTY will pay the CityBase Holders an aggregate of up to 1,000,000 shares of New GTY common stock, and 90,000,000 in cash, subject to certain customary adjustments contained in the CityBase Agreement, including an increase for cash and a reduction for indebtedness of CityBase at the time of the CityBase Closing. Of the $90,000,000, certain key executives of CityBase will receive 20% of their closing consideration in shares of New GTY common stock in lieu of cash, and two key stockholders will each receive $1,000,000 of their closing consideration in shares of New GTY common stock in lieu of cash.
In addition, certain CityBase Holders may receive, following the CityBase Closing and upon CityBase’s trailing twelve-month net revenue exceeding $37,000,000 on or prior to December 31, 2048, an earn-out payment equal to a number of shares, or cash value thereof, of New GTY common stock calculated by dividing $60 million by: (i) $10.00 if the CityBase Earn-out Threshold (as defined in the CityBase Agreement) is met on or prior to December 31, 2021 or (ii) the greater of  (x) $10.00 or (y) the volume-weighted average closing price for the shares of New GTY common stock for the 30 trading days immediately preceding the payment date if the CityBase Earn-out Threshold is met after December 31,

2021; provided that certain CityBase Holders will receive their respective pro-rata portion of the earn-out payment in cash at the CityBase Closing in lieu of shares of New GTY common stock. GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any CityBase Earn-out Shares.
The parties to the CityBase Agreement have made customary representations, warranties and covenants in the CityBase Agreement, including, among others, covenants with respect to the conduct of CityBase during the period between execution of the CityBase Agreement and the CityBase Closing.
The CityBase Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the CityBase Agreement, the CityBase Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than the CityBase Necessary Cash Amount; (iii) certain key executives of CityBase will have delivered to GTY a duly executed lock-up agreement and a letter of transmittal, each in the form attached to the CityBase Agreement; (iv) no more than 5% of the shares of CityBase capital stock issued and outstanding immediately prior to the effective time of the CityBase Transaction will be held by CityBase Holders dissenting from the CityBase Transaction and requiring appraisal of such shares; (v) the CityBase Holders entitled to approve and adopt the CityBase Agreement will have approved and adopted the CityBase Agreement pursuant to a written consent by 5:00 p.m. Eastern Time on the date after the date of the CityBase Agreement, which condition has been satisfied; and (vi) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the CityBase Closing.
In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, the CityBase shareholders will receive an additional $10,000,000 in cash, rather than 1,000,000 shares of New GTY common stock, and $1,000,000 of the overall consideration payable to each of the two key stockholders of CityBase referenced above will be payable in cash rather than shares of New GTY common stock.
The CityBase Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of GTY and CityBase; (ii) by either GTY or CityBase if the CityBase Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the CityBase Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the CityBase Agreement has been the cause of, or resulted in, the failure of the CityBase Closing to occur on or before such date; (iii) by GTY or CityBase if GTY’s shareholders have not approved the CityBase Agreement, the CityBase Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; or (iv) by either GTY or CityBase if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the CityBase Necessary Cash Amount. In the event the CityBase Agreement is terminated under specified circumstances, subject to certain exceptions, GTY will promptly reimburse up to 50% of the transaction expenses of CityBase, up to a maximum of  $400,000.
The CityBase Agreement was amended as described under the heading “Amendments to Transaction Documents,” below, which modified certain of the conditions and termination provisions described above.
CityBase Letter Agreements
On October 10, 2018, in connection with the CityBase Transaction, GTY entered into the CityBase Letter Agreements with certain investors in CityBase who purchased an aggregate of  $7.95 million of CityBase’s Series C Preferred Stock in August 2018. Pursuant to the CityBase Agreement, GTY will deliver to these CityBase Investors at the CityBase Closing, an amount of cash equal to its pro rata portion (based on such CityBase Investor’s ownership of the fully diluted equity of CityBase) of the earn-out amount contemplated by the CityBase Agreement. The CityBase Letter Agreements provide that upon receipt of the CityBase Earn-out Payment, each such CityBase Investor will have the right, but not the obligation, to purchase the number of shares of New GTY common stock equal to the CityBase Earn-out Payment divided by $10.00. Each CityBase Investor will be entitled to certain registration rights with respect to any shares of New GTY common stock issued pursuant to the CityBase Letter Agreements. GTY has also agreed to use commercially reasonable efforts to file a registration statement with the SEC covering the resale of any shares of New GTY common stock issued pursuant to the CityBase Letter Agreements within seven days after the CityBase Closing.
eCivis Agreement
Pursuant to the eCivis Agreement, upon the terms and subject to the conditions set forth therein, at the eCivis Closing, eCivis Merger Sub will merge with and into eCivis, with eCivis surviving the merger as a direct, wholly-owned subsidiary of New GTY.
Upon consummation of the eCivis Transaction, New GTY will (i) pay the eCivis Holders an aggregate of up to $25,000,000 in cash, subject to certain customary adjustments contained in the eCivis Agreement, including an increase for cash and a reduction for indebtedness of eCivis at the time of the eCivis Closing, and (ii) issue to the eCivis Holders a number of shares of New GTY common stock with an aggregate fair market value equal to $25,000,000 based on the volume weighted average price of GTY’s ordinary shares for the 30 trading days immediately prior to the eCivis Closing.
In addition, eCivis Holders may receive, following the eCivis Closing and based on eCivis’s revenues and EBITDA for the year ended December 31, 2020, an earn-out payment equal to a number of New GTY common stock with a value of up to $50,000,000 on the date of issuance. GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any eCivis Earn-out Shares and the other shares to be issued in connection with the eCivis Closing.
The parties to the eCivis Agreement have made customary representations, warranties and covenants in the eCivis Agreement, including, among others, covenants with respect to the conduct of eCivis during the period between execution of the eCivis Agreement and the eCivis Closing.
The eCivis Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the eCivis Agreement and the eCivis Transaction; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than the eCivis Necessary Cash Amount; (iii) each eCivis Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the eCivis Agreement; (iv) no more than 5% of the eCivis Shares will be held by eCivis Holders dissenting from the eCivis Transaction and requiring appraisal of such shares; (v) no more than 5% of the eCivis Shares will be Cash-out Shares (as defined in the eCivis Agreement); (vi) the eCivis Holders entitled to approve and adopt the eCivis Agreement will have approved and adopted the eCivis Agreement pursuant to a written consent by 12:00 p.m. Eastern Time on the date after the date of the eCivis Agreement; and (vii) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the eCivis Closing.
If the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $5,000,000 of the overall consideration payable to eCivis’ shareholders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the eCivis Holders to $27,000,000 and decreasing the number of shares payable to eCivis Holders to a number of shares with a fair market value equal to $23,000,000 based on the volume weighted average price of GTY's ordinary shares for the 30 trading days immediately prior to the eCivis Closing.
The eCivis Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or eCivis if the eCivis Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the eCivis Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the eCivis Agreement has been the cause of, or resulted in, the failure of the eCivis Closing to occur on or before such date; (iii) by either GTY or eCivis if GTY’s shareholders have not approved the eCivis Agreement and the eCivis Transaction; (iv) by either GTY or eCivis if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the eCivis Necessary Cash Amount; and (v) by GTY if the written consent of eCivis

Holders to approve and adopt the eCivis Agreement is not executed and delivered to GTY by 12:00 p.m. Eastern Time on the day after the date of the eCivis Agreement. In the event the eCivis Agreement is terminated, subject to certain exceptions, GTY will promptly reimburse up to 50% of the transaction expenses of eCivis up to a maximum of  $400,000.
The eCivis Agreement was amended as described under the heading “Amendments to Transaction Documents,” below, which modified certain of the conditions and termination provisions described above.
Open Counter Agreement
Pursuant to the Open Counter Agreement, upon the terms and subject to the conditions set forth therein, at the Open Counter Closing, Open Counter Merger Sub will merge with and into Open Counter, with Open Counter surviving the merger as a direct, wholly-owned subsidiary of New GTY.
Upon consummation of the Open Counter Transaction, New GTY will pay the Open Counter Holders an aggregate of up to (i) $12,500,000 in cash, subject to certain customary adjustments contained in the Open Counter Agreement, including an increase for cash and a reduction for indebtedness of Open Counter at the time of the Open Counter Closing, and (ii) 1,650,000 shares of New GTY common stock, less the any shares payable to Open Counter Holders dissenting from the Open Counter Transaction and requiring appraisal of their shares.
The parties to the Open Counter Agreement have made customary representations, warranties and covenants in the Open Counter Agreement, including, among others, covenants with respect to the conduct of Open Counter during the period between execution of the Open Counter Agreement and the Open Counter Closing.
The Open Counter Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Open Counter Agreement, the Open Counter Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (ii) that the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than the Open Counter Necessary Cash Amount; (iii) that each Open Counter Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the Open Counter Agreement; (iv) that no more than 5% of the Open Counter Shares will be held by Open Counter Holders dissenting from the Open Counter Transaction and requiring appraisal of such shares; (v) that no more than 5% of the Open Counter Shares will be Cash-Out Shares (as defined in the Open Counter Agreement); (vi) the approval and adoption of the Open Counter Agreement by the Founders (as defined in the Open Counter Agreement) pursuant to a written consent no later than 12:00 p.m. Eastern Time on the date after the date of the Open Counter Agreement; and (vii) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Open Counter Closing.
If the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $2,000,000 of the overall consideration payable to two Open Counter shareholders will be payable in cash rather than in shares of New GTY common stock increasing the aggregate cash consideration payable to the Open Counter Holders to $14,500,000 and decreasing the number of shares payable to Open Counter to 1,450,000 shares of New GTY.
The Open Counter Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Open Counter if the Open Counter Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Open Counter Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Open Counter Agreement has been the cause of, or resulted in, the failure of the Open Counter Closing to occur on or before such date; (iii) by either GTY or Open Counter if GTY’s shareholders have not approved the Open Counter Agreement, the Open Counter Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (iv) by either GTY or Open Counter if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Open Counter Necessary Cash Amount; and (v) by GTY if the Open Counter Holder Consent is not executed and delivered to GTY by 12:00 p.m. Eastern Time on the day after the date of the Open Counter Agreement.
The Open Counter Agreement was amended as described under the heading “Amendments to Transaction Documents,” below, which modified certain of the conditions and termination provisions described above.
Questica Agreement
Pursuant to the Questica Agreement, upon the terms and subject to the conditions set forth therein, at the Questica Closing, Questica Exchangeco will acquire all of the issued and outstanding shares of Questica, such that Questica will become an indirect, wholly-owned subsidiary of New GTY.
Upon consummation of the Questica Transaction, New GTY will (i) pay the Questica Holders an aggregate of up to $54,000,000 in cash, subject to certain customary adjustments contained in the Questica Agreement, including an increase for cash and a reduction for indebtedness of Questica at the time of the Questica Closing, and (ii) an aggregate of 2,600,000 Class A Exchangeable Shares in the capital stock of Questica Exchangeco and 1,000,000 Class B Exchangeable Shares in the capital stock of Questica Exchangeco, each of which is exchangeable into shares of New GTY common stock.
The parties to the Questica Agreement have made customary representations, warranties and covenants in the Questica Agreement, including, among others, covenants with respect to the conduct of Questica during the period between execution of the Questica Agreement and the Questica Closing.
The Questica Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Questica Agreement and the Questica Transaction; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than the Questica Necessary Cash Amount; (iii) each Questica Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the Questica Agreement; and (iv) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Questica Closing.
In the event that the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is at least $325,000,000, $6,000,000 of the overall consideration payable to Questica Holders will be payable in cash rather than shares of New GTY common stock increasing the aggregate cash consideration payable to the Questica Holders to $60,000,000 and decreasing the number of shares payable to Questica Holders to 2,000,000 Class A Exchangeable Shares. The number of Class B Exchangeable Shares will remain unchanged.
The Questica Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Questica if the Questica Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Questica Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Questica Agreement has been the cause of, or resulted in, the failure of the Questica Closing to occur on or before such date; (iii) by either GTY or Questica if GTY’s shareholders have not approved the Questica Agreement and the Questica Transaction; and (iv) by GTY or Questica if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Questica Necessary Cash Amount.
The Questica Agreement was amended as described under the heading “Amendments to Transaction Documents,” below, which modified certain of the conditions and termination provisions described above.
Sherpa Agreement
Pursuant to the Sherpa Agreement, upon the terms and subject to the conditions set forth therein, at the Sherpa Closing, the Sherpa Holders will sell to GTY and GTY will purchase from the Sherpa Holders all of the Sherpa Units owned by the Sherpa Holders.

Upon consummation of the Sherpa Transaction, New GTY will pay to the Sherpa Holders up to an aggregate of  $8,000,000 in cash, subject to certain customary adjustments contained in the Sherpa Agreement, including an increase for cash and a reduction for indebtedness of Sherpa at the time of the Sherpa Closing. In addition, following the Sherpa Closing and based on Sherpa’s revenues for the years ended December 31, 2019 and 2018, the Sherpa Holders may receive, in the aggregate, an earn-out payment equal to a number of shares of New GTY common stock with a value equal to $2,000,000 on the date of issuance. GTY has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any Sherpa Earn-out Shares.
The parties to the Sherpa Agreement have made customary representations, warranties and covenants in the Sherpa Agreement, including, among others, covenants with respect to the conduct of Sherpa during the period between execution of the Sherpa Agreement and the Sherpa Closing.
The Sherpa Closing is subject to certain conditions, including, among others, (i) approval by GTY’s shareholders of, among other things, the Sherpa Agreement, the Sherpa Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; (ii) the redemption of any of GTY’s ordinary shares in connection with the business combination will have been completed and GTY will have no less than the Sherpa Necessary Cash Amount; (iii) each Sherpa Holder will have delivered to GTY a duly executed lock-up agreement in the form attached to the Sherpa Agreement; and (iv) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Sherpa Closing.
The Sherpa Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either GTY or Sherpa if the Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Sherpa Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Sherpa Agreement has been the cause of, or resulted in, the failure of the Sherpa Closing to occur on or before such date; (iii) by either GTY or Sherpa if GTY’s shareholders have not approved the Sherpa Agreement and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the business combination; and (iv) by either GTY or Sherpa if, following the redemption of any of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account is less than the Sherpa Necessary Cash Amount.
The Sherpa Agreement was amended as described under the heading “Amendments to Transaction Documents,” below, which modified certain of the conditions and termination provisions described above.
Amendments to Transaction Documents
On October 31, 2018, GTY entered into amendments to each of the Transaction Documents with the Targets to, among other things, (i) provide that the Necessary Cash Amount (as defined in each Transaction Document) may be met by aggregating (x) amounts held in the trust account and (y) any Alternative Financing Sources; (ii) provide that a Target may not terminate its respective Transaction Document due to a breach by GTY of any representation, warranty, covenant or agreement arising from the entry into or consummation of an agreement with an Alternative Financing Source; and (iii) amend the termination right in the event that, following redemptions of GTY’s ordinary shares in connection with the business combination, the aggregate amount of cash or cash equivalents in the trust account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount, to provide that such right may not be exercised prior to January 18, 2019.
On December 28, 2018, GTY entered into amendments to each of the Transaction Documents with the Targets to, among other things, lower the Necessary Cash Amount (as defined in each Transaction Document), to $270,000,000 and to provide for alternate mixes of cash and shares of New GTY common stock payable should the amount of cash available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account be less than $325,000,000 but greater than $270,000,000.
Proposed Private Placement
On or before January 18, 2019, we intend to enter into subscription agreements with investors to purchase equity or debt securities of New GTY in a private placement concurrently with the closing of the business combination for an aggregate purchase price of  $78.1 million (provided that obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of New GTY’s common stock or on the creditworthiness of New GTY and its subsidiaries taken as a whole) to meet the condition that we have at least $270 million of cash available upon the closing of the business combination. If we are unable to enter into such agreements and complete such private placement, we will be unable to meet such condition and consummate the business combination. If we are not able to consummate our initial business combination by May 1, 2019, unless we obtain an extension of such date from our shareholders, we will be forced to liquidate and our warrants will expire worthless.
Background of the Business Combination
The terms of the business combination are the result of negotiations among the representatives of GTY, Questica, Bonfire, Sherpa, Open Counter, eCivis, and CityBase. The following is a brief description of the background of these negotiations and the resulting Business Combination.
GTY is a blank check company formed in the Cayman Islands on August 11, 2016 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have sought to capitalize on the substantial deal sourcing, investing and operating expertise of our management team to identify and combine with businesses with high growth potential in the United States or internationally.
On November 1, 2016, we consummated our initial public offering, of 55,200,000 units, with each unit consisting of one Class A ordinary share and one-third of one warrant, each whole warrant entitling the holder thereof to purchase one Class A ordinary share at an exercise price of  $11.50 per share. The units in our initial public offering were sold at an offering price of  $10.00 per unit, generating total gross proceeds of $552,000,000.
Simultaneous with the consummation of our initial public offering, we consummated the private sale of 8,693,334 private placement warrants to the Sponsor at a purchase price of  $1.50 per private placement warrant, generating gross proceeds to the Company of approximately $13,040,000.
After deducting underwriting discounts and commissions and offering expenses, $552,000,000 of the proceeds of our initial public offering and the private placement of sponsor warrants (or $10.00 per unit sold in our initial public offering) was placed in a trust account with Continental Stock Transfer & Trust Company as trustee. The trust proceeds are invested in U.S. government treasury bills with a maturity of 180 days or less or money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations.
Initially, our Sponsor and our officers and directors agreed that we must complete our initial business combination by November 1, 2018, which was 24 months from the closing of our initial public offering. As further discussed below, on October 30, 2018, our shareholders approved the Extension Amendment Proposal (as defined below and as further described in the definitive proxy statement we filed with the SEC on October 11, 2018 relating to our extraordinary general meeting held on October 30, 2018 (the “Extension Meeting”)). At the Extension Meeting, our shareholders approved the Extension Amendment Proposal, which, among other things, extended the date by which we must (i) consummate a business combination, or (ii) cease our operations if we fail to complete such business combination and redeem all of our ordinary shares included as part of the units sold in our initial public offering, from November 1, 2018 to May 1, 2019.
Except for a portion that may be released to us to pay any income or franchise taxes, none of the funds held in the trust account will be released until the earlier of the completion of our initial business combination and the redemption of 100% of our public shares if we are unable to consummate a business combination by May 1, 2019.
As of September 30, 2018, no cash had been withdrawn from the trust account. On October 30, 2018, in connection with the Extension Amendment Proposal, GTY’s public shareholders had the right to elect to redeem their public shares for a per share price, payable in cash, based upon the aggregate amount then on deposit in GTY’s trust account. In connection therewith, public shareholders of GTY holding 34,011,538 ordinary shares validly elected to redeem their public shares and, accordingly, after giving effect to such redemptions, the balance in GTY’s trust account was approximately $216.8 million.

Prior to the consummation of our initial public offering, neither GTY, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with GTY.
After our initial public offering, our officers and directors commenced an active search for prospective businesses or assets to acquire in our initial business combination. Representatives of GTY were contacted by, and representatives of GTY contacted, numerous individuals and entities who offered to present ideas for business combination opportunities. Our officers and directors and their affiliates actively searched for and identified potential business combination targets.
Our officers and directors determined that the public sector, specifically the state and local government market, offered the best cross-section of companies that fit GTY’s desired financial profile while delivering the key thematic information technology (IT) trends it sought. On December 9, 2016, GTY sent out its first confidentiality agreement to a public sector company. On February 9, 2017, GTY reached out to a private equity firm which owns one of the leading public sector enterprise resource planning (ERP) companies. GTY held serious discussions with approximately 15 companies in the public sector, ultimately electing to acquire six of them. Of the companies with which we ultimately did not proceed to the execution of a definitive agreement, one did not respond to our term sheet, several declined our final proposal citing price or a desire to stay private, several decided to pursue other offers, and the remainder we decided not to pursue upon further diligence.
In the spring of 2017, Mr. You worked with bankers at Citigroup Global Markets, Inc., or Citigroup, the underwriters of GTY’s initial public offering, to construct a valuation model to determine the efficacy and valuation of different combinations of public sector private companies. This model was used throughout the process to determine the fair price for each company by looking at its standalone strategic and financial merits and how it might be accretive or dilutive to the valuation of the rest of the potential combination.
Bonfire
On May 1, 2018, Harry You sent Corry Flatt, Bonfire’s Chief Executive Officer, a non-disclosure agreement. On May 2, 2018, Bonfire and GTY executed the non-disclosure agreement.
Shortly thereafter, on May 10, 2018, Harry You met with Corry Flatt at Bonfire’s headquarters in Waterloo, Ontario. During the meeting, Bonfire provided a company presentation which detailed the company’s operations.
On May 17, 2018 following discussions with Bonfire, GTY presented a letter of intent to Bonfire. The letter of intent contemplated GTY’s offer to enter into a business combination with Bonfire.
On May 31, 2018, Corry Flatt described the letter of intent, GTY and his view of the opportunity to Bonfire board members Tom Aitchison and Michael Neril in San Francisco.
On June 6, 2018, Harry You presented a revised letter of intent to Corry Flatt with a notional transaction valuation and proposed cash/equity split.
On June 8, 2018, Corry Flatt updated Michael Brown and other Bonfire board members as to the proposed transaction terms by telephone.
On June 14, 2018, Corry Flatt visited Stephen Rohleder in Austin, Texas, where they discussed the future GTY operating model.
On June 15, 2018, Corry Flatt held a Bonfire board call to further discuss GTY’s interest and make a decision on engaging in letter of intent negotiations in earnest.
On June 22, 2018, Corry Flatt, Harry You, and counsel for GTY and Bonfire held a call to discuss the letter of intent and key legal details.
On June 27, 2018, Harry You and Citigroup representatives shared their valuation model for the equity portion of the proposed deal on a call with Corry Flatt and representatives from Bonfire’s board, Michael Brown (of Battery Ventures) and Ben Johnson (of Battery Ventures).

On June 29, 2018, Corry Flatt held a Bonfire board call to further discuss GTY’s interest, letter of intent and valuation range.
On July 3, 2018, Harry You presented the final letter of intent to Corry Flatt, including a detailed valuation, cash/equity split, and earnout values.
On July 3, 2018, Corry Flatt convened the Bonfire board and requested authorization to execute the letter of intent with GTY and begin the due diligence process.
On July 4, 2018, Bonfire and GTY executed the letter of intent.
On July 10, 2018, the parties began legal and technical due diligence.
On August 21, 2018, GTY hosted an introductory meeting for each of the Targets, which included Corry Flatt of Bonfire. The introductory meeting was held in New York City for the purpose of introducing the Targets to one another.
On August 27, 2018, Carter Glatt held an on-site diligence meeting with Bonfire’s management team. Harry You joined via conference. At the on-site diligence meeting, GTY reviewed the company’s financial model and asked remaining diligence questions.
On September 12, 2018, the parties executed the Bonfire Agreement.
On October 31, 2018, Bonfire and GTY entered into an amendment to the Bonfire Agreement to provide, among other things, that the Necessary Cash Amount (as defined in the Bonfire Agreement) may be met by aggregating the amounts held in the trust account with Alternative Financing Sources.
During December 2018, Bonfire and GTY discussed entering into an amendment to the Bonfire Agreement.
On December 28, 2018, GTY and Bonfire entered into Amendment No. 2 to the Bonfire Agreement.
Questica
On March 12, 2018, Harry You and Craig Ross of Questica discussed the possibility of undertaking a transaction. Craig Ross executed a non-disclosure agreement on behalf of Questica with GTY. On March 26, 2018, Craig Ross sent Questica’s financial statements to Harry You via email.
On May 10, 2018, Harry You met with the CEO of Questica, TJ Parass, at its headquarters in Burlington, Ontario. At an off-site location, Questica provided a product demonstration, as a well as a company presentation, with representatives from Citigroup participating by phone.
Shortly thereafter, on May 16, 2018, GTY presented Questica with a letter of intent, which they then presented to their board. The letter of intent contemplated GTY’s offer to enter into a business combination with Questica.
On May 18, 2018, a meeting was held among TJ Parass, Craig Ross, Harry You, Carter Glatt, representatives from Citigroup and GTY’s counsel to discuss the terms of the letter of intent.
On May 31, 2018, Questica and GTY executed the letter of intent.
In June and July of 2018, GTY undertook a due diligence review of Questica.
From August 3, 2018 to August 18, 2018, the parties negotiated the terms of the Questica Agreement.
On August 6, 2018, Harry You shared proposed details of the GTY incentive plan with Questica.
On August 21, 2018 GTY hosted an introductory meeting for each of the six Targets, which included TJ Parass and Craig Ross of Questica. The introductory meeting was held in New York for the purpose of introducing the Targets to their counterparts.
On August 27, 2018, Carter Glatt held an on-site diligence meeting with Questica’s management team. Harry You joined via conference. At the on-site diligence meeting, GTY reviewed the company’s financial model and asked remaining diligence questions.
On August 28, 2018, GTY and Questica entered into an extension of the letter of intent.

On September 12, 2018, the parties executed the Questica Agreement.
On October 31, 2018, Questica and GTY entered into an amendment to the Questica Agreement to provide, among other things, that the Necessary Cash Amount (as defined in the Questica Agreement) may be met by aggregating the amounts held in the trust account with Alternative Financing Sources.
During December 2018, Questica and GTY discussed entering into an amendment to the Questica Agreement.
On December 28, 2018, GTY and Questica entered into Amendment No. 2 to the Questica Agreement.
Sherpa
On June, 4, 2018, Harry You sent David Farrell, Sherpa’s CEO, a non-disclosure agreement. On June 4, 2018, Sherpa and GTY executed the non-disclosure agreement.
On June 6, 2018, Harry You had an introductory phone call with David Farrell. On the phone call, the GTY structure and Mr. Farrell’s career and financial objectives were discussed. David Farrell presented high-level financial details and information on how a potential deal could be structured.
On June 7, 2018, Harry You presented materials introducing GTY.
On June 11, 2018, Sherpa provided company financial statements and customer information. This included data on accounting rate of return (ARR), income statements for the past three years, projections for 3  years, compensation overview, and services and license backlog.
On June 11, 2018, David Farrell proposed a transaction valued at $10,000,000 based on Sherpa’s current and projected levels of accounting rate of return and strong growth in 2017-2018. Harry You proposed a combination of cash and earn-out consideration, along with stock incentives for employees, which such proposal was agreed to in principle by David Farrell.
On June 13, 2018, GTY presented a letter of intent to Sherpa, which contemplated GTY’s offer to enter into a business combination with Sherpa.
Shortly thereafter, on June 15, 2018, Sherpa and GTY entered into the letter of intent.
On July 16, 2018, Harry You and Carter Glatt held a diligence call with Sherpa’s management team. The company’s financial model was discussed on the diligence call.
On August 21, 2018, GTY hosted an introductory meeting for all six Targets, which included David Farrell of Sherpa. The introductory meeting was held in New York for the purpose of introducing the Targets to their counterparts.
On September 12, 2018, the parties executed the Sherpa Agreement.
On October 31, 2018, Sherpa and GTY entered into an amendment to the Sherpa Agreement to provide, among other things, that the Necessary Cash Amount (as defined in the Sherpa Agreement) may be met by aggregating the amounts held in the trust account with Alternative Financing Sources.
During December 2018, Sherpa and GTY discussed entering into an amendment to the Sherpa Agreement.
On December 28, 2018, GTY and Sherpa entered into Amendment No. 2 to the Sherpa Agreement.
Open Counter
On May 22, 2018, Harry You sent Joel Mahoney a non-disclosure agreement. On June 18, 2018, Open Counter and GTY executed the non-disclosure agreement.
On June 27, 2018, Open Counter provided its financial statements to GTY.
On July 3, 2018, GTY presented a letter of intent to Open Counter which contemplated GTY’s offer to enter into a business combination with Open Counter. The letter of intent contemplated an acquisition of Open Counter by GTY for total consideration of  $25 million, as had been discussed on July 2, 2018 by Harry You and Joel Mahoney.

On July 7, 2018, Harry You met with the Co-Founders of Open Counter, Joel Mahoney and Peter Koht, in San Diego, California. During the meeting, Open Counter provided a company presentation which detailed the company’s operations. Open Counter proposed an increased purchase price of  $30 million.
On July 18, 2018, Harry You, Joel Mahoney and Peter Koht discussed additional growth prospects in connection with a proposed transaction and reached a negotiated purchase price of  $29 million.
On July 21, 2018, Open Counter and GTY executed the letter of intent.
On August 21, 2018, GTY hosted an introductory meeting for each of the six Targets, which included Joel Mahoney and Peter Koht of Open Counter. The introductory meeting was held in New York for the purpose of introducing the Targets to their counterparts.
On August 31, 2018, Harry You and Carter Glatt held a diligence call with Open Counter’s management team. The company’s financial model was discussed on the diligence call.
On September 12, 2018, the parties executed the Open Counter Agreement.
On October 31, 2018, Open Counter and GTY entered into an amendment to the Open Counter Agreement to provide, among other things, that the Necessary Cash Amount (as defined in the Open Counter Agreement) may be met by aggregating the amounts held in the trust account with Alternative Financing Sources.
During December 2018, Open Counter and GTY discussed entering into an amendment to the Open Counter Agreement.
On December 28, 2018, GTY and Open Counter entered into Amendment No. 2 to the Open Counter Agreement.
eCivis
On April 17, 2018, Harry You had an introductory phone call with James Ha, CEO of eCivis.
On May 29, 2018, Harry You had a follow-up phone call with James Ha, CEO of eCivis.
On May 29, 2018, Mr. You sent Mr. Ha a non-disclosure agreement. On June 1, 2018, eCivis and GTY executed the non-disclosure agreement.
On June 4, 2018, James Ha provided Harry You with information about eCivis, its business strategy, and financial projections through fiscal year 2020.
On June 7, 2018, Harry You provided James Ha with an outline of the proposed transaction framework. Mr. Ha proposed a modification to the proposed earn-out schedule.
On June 8, 2018, Harry You had an introductory phone call with the principal shareholder of eCivis, Kirk Fernandez. On the call, Mr. You detailed the GTY structure and transaction mechanism.
Shortly thereafter, on June 11, 2018, GTY presented eCivis a letter of intent which contemplated GTY’s offer to enter into a business combination with eCivis.
On June 14, 2018, Carter Glatt held a diligence session onsite at eCivis’ Pasadena office with James Ha, the company’s CEO, as well as other key members of their management team. Harry You joined via conference call. At the on-site diligence meeting, GTY reviewed the company’s financial model and asked remaining diligence questions.
On and prior to June 15, 2018, Mr. You and Mr. Fernandez negotiated the thresholds to trigger the various earnout payments.
On June 15, 2018, eCivis and GTY executed the letter of intent, which contemplated GTY’s offer to purchase eCivis, after negotiation of terms.
On August 21, 2018, GTY hosted an introductory meeting for each of the six Targets, which included James Ha of eCivis and Kirk Fernandez and Jeremy Johnson of Fernandez Holdings. The introductory meeting was held in New York for the purpose of introducing the Targets to their counterparts.

On August 28, 2018, Carter Glatt held an on-site diligence meeting with eCivis’ management team. Harry You joined via conference call. At the on-site diligence meeting, GTY reviewed the company’s financial model and asked remaining diligence questions.
On September 12, 2018, the parties executed the eCivis Agreement.
On October 31, 2018, eCivis and GTY entered into an amendment to the eCivis Agreement to provide, among other things, that the Necessary Cash Amount (as defined in the eCivis Agreement) may be met by aggregating the amounts held in the trust account with Alternative Financing Sources.
During December 2018, eCivis and GTY discussed entering into an amendment to the eCivis Agreement.
On December 28, 2018, GTY and eCivis entered into Amendment No. 2 to the eCivis Agreement.
CityBase
On May 30, 2018, Harry You, Chief Financial Officer of GTY, sent Mike Duffy, Chief Executive Officer of CityBase, a non-disclosure agreement, which non-disclosure agreement CityBase executed on June 4, 2018.
On June 7, 2018, Mr. You spoke telephonically with Mr. Duffy and Leo Brubaker and discussed a potential valuation range for a transaction.
On July 9, 2018, Mr. You, Stephen Rohleder, Chairman and Chief Executive Officer of GTY, and Carter Glatt, Senior Vice President, Corporate Development of GTY, had a breakfast meeting with Mr. Duffy and Leo Brubaker, CityBase’s President, in Chicago. At the meeting, CityBase management discussed operational plans for CityBase.
After breakfast Messrs. You, Rohleder and Glatt met the rest of the CityBase management team at CityBase’s office for a company presentation.
On July 14, 2018, GTY presented a letter of intent to CityBase which contemplated GTY’s offer to enter into a business combination with CityBase. The initial offer included cash consideration of  $100 million at closing and up to $60 million in shares of GTY stock structured in the form of an earn-out.
On July 17, 2018, Mr. You met with Method Capital, one of CityBase’s largest shareholders. At the meeting from Method Capital were Bill Wolf, Managing Partner, and Terry Diamond, Partner and CityBase Board Member. The meeting consisted of discussions regarding transaction structure.
After their meeting, Mr. You visited CityBase’s office and met with Messrs. Diamond, Duffy and Brubaker. While at CityBase’s office, Mr. You received a detailed diligence presentation and description of key issues for each of CityBase’s stakeholders.
On July 22, 2018, Messrs. You, Duffy and Brubaker held a conference all to discuss the terms of the letter of intent, including, but not limited to, the earn-out consideration, management equity rollover, the employee equity pool and mechanics surrounding working capital and debt adjustments upon closing of the Transaction.
On July 24, 2018, Messrs. You and Brubaker held a telephone conference to discuss CityBase’s need, in order for CityBase to continue negotiations with GTY, for the flexibility to continue to raise additional capital. Messrs. You and Brubaker discussed terms under which GTY could potentially assist CityBase in completing a $10 million Series C round of financing.
From July 24 to July 26, 2018, representatives of GTY, CityBase, Winston & Strawn LLP, as legal counsel to GTY, and Perkins Coie LLP, as legal counsel to CityBase, negotiated the remaining terms of the letter of intent, including the agreement by GTY to facilitate the completion of financing in the amount of at least $10 million in common or preferred stock, with funding in two tranches, the second tranche to be funded no later than October 15, 2018.
On July 26, 2018, CityBase and GTY executed the letter of intent.

Shortly thereafter, GTY assisted in arranging the Series C financing by introducing CityBase to several investor groups as well as to a placement agent, Protocol Capital Management.
On August 7, 2018, CityBase and GTY entered into a new non-disclosure agreement.
A few weeks later, on August 21, 2018, GTY hosted the aforementioned introductory meeting for each of the Targets, which included Mike Duffy, Leo Brubaker, and Liz Fischer, Chief Marketing Officer of CityBase.
On August 22, the letter of intent was amended to extend the date by which the financing of the Series C financing needed to occur from August 19 to September 4, 2018.
On August 26, 2018, Mr. Glatt held an on-site diligence meeting with CityBase’s management team. Mr. You participated via telephone. At the on-site diligence meeting, GTY reviewed the company’s financial model and asked related diligence questions.
On September 4, 2018, CityBase completed the initial closing of its Series C financing, in the amount of  $5 million. Mr. Rohleder and Charles Wert, a member of the GTY board of directors, invested approximately $2 million and $750,000, respectively.
On September 7, the letter of intent was amended to extend the date by which the financing of the Series C financing needed to occur from September 4 to September 10, 2018.
On September 12, 2018, the parties executed the CityBase Agreement.
On September 14, 2018, CityBase completed a subsequent closing of its Series C financing, in the amount of  $5.7 million.
On October 10, 2018, GTY entered into the CityBase Letter Agreements with the CityBase Investors.
On October 31, 2018, CityBase and GTY entered into an amendment to the CityBase Agreement to provide, among other things, that the Necessary Cash Amount (as defined in the CityBase Agreement) may be met by aggregating the amounts held in the trust account with Alternative Financing Sources.
During December 2018, CityBase and GTY discussed entering into an amendment to the CityBase Agreement.
On December 28, 2018, GTY and CityBase entered into Amendment No. 2 to the CityBase Agreement.
General Timeline
On August 19, 2018, GTY’s board of directors and management met telephonically to discuss and consider the business combination. At the telephonic meeting, Herb Yeh and Steve Month of Citigroup participated in the GTY board’s and management’s discussion of the terms of the business combination, including the valuation of the Targets prepared by GTY’s management which was provided to the board.
On September 9, 2018, GTY held a conference call of its board of directors to review the valuations of the Targets, operational projections and to approve the business combination.
On September 12, 2018, GTY issued a press release announcing the business combination and filed a Current Report on Form 8-K with the SEC including the Transaction Documents, the press release and an investor presentation to be used in meetings with current and potential investors.
On September 20, 2018, GTY filed with the SEC a preliminary proxy statement providing notice of an extraordinary general meeting at which its shareholders would consider proposals to amend GTY’s second amended and restated memorandum and articles of association to extend the date that GTY has to consummate a business combination from November 1, 2018 to May 1, 2019 (the “Extension Amendment Proposal”) and (ii) adjourn the Extension Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal.
October 5, 2018 was set as the record date in respect of the proposals to be voted on by GTY’s shareholders at the Extension Meeting.

On October 10, 2018, GTY entered into the CityBase Letter Agreements.
On October 11, 2018, GTY filed with the SEC a definitive proxy statement, updated from the preliminary proxy statement filed on September 20, 2018, with respect to the matters to be voted on at the Extension Meeting. The definitive proxy statement was mailed to holders of record on or about October 12, 2018. On October 30, 2018, GTY’s shareholders voted to approve the Extension Amendment Proposal at the Extension Meeting, which had the effect of extending GTY’s corporate life until May 1, 2019 (the “Extension Amendment”).
GTY’s Board of Directors’ Reasons for the Approval of the Business Combination
The Board, in evaluating the transactions with Bonfire, Questica, Sherpa, Open Counter, eCivis and CityBase consulted with GTY’s management and its legal counsel, Citigroup and other advisors. In reaching its resolution (i) that the terms and conditions of the business combination are advisable, fair to and in the best interests of GTY and its shareholders and (ii) to recommend that the shareholders approve the business combination, the Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below.
In the prospectus for GTY’s initial public offering, we identified the following general criteria and guidelines that we believed were important in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines.
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Focus on technology industry, including software and services.   Based upon our management team’s experience, we believe we will have access to deal flow and a competitive advantage in our ability to negotiate a business combination with potential targets in the technology industry. Our management team’s extensive experience and vast network of technology leaders provides them with a differentiated opportunity to source a target, validate a potential target’s technology, consummate a business combination with the target and help sell the target’s products and services into large enterprises.

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Established target with a history of and/or capacity for free cash flow generation.   We will target one or more businesses that have exhibited profitability historically and/or have the potential for strong cash flow generation in the future. We have a history of accelerating growth of companies with strong historical performance.

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Fundamentally sound companies that have the potential to further improve their performance under our guidance.   We believe our experience in the sector will provide validation for the target’s product and network of industry contacts will allow us to enhance sales and generate a higher return for our investors.

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Market-leading technology.   We will seek a target that has a technology recognized as the clear leader in its subsector.

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Experienced and motivated management team.   We will seek a target with an established management team that we intend to complement, not replace. To the extent we believe it will enhance shareholder value, we would seek to selectively supplement the existing management team of the business (including senior management) with proven leaders from our network.

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At an inflection point.   We believe numerous technology companies lack the ability to penetrate large companies’ IT departments, potentially limiting their acceleration to attain the scale required to be a publicly-listed company, or lack the validation of large IT organizations. We will target a company that may require additional management expertise as it transitions to a public company, or where we believe our background can provide the validation necessary to drive improved financial performance.

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May benefit from capital markets access.   We will seek a target that may benefit from the use of additional capital to drive growth or from a public currency to acquire competitors and grow revenue.

These criteria were not intended to be exhaustive. We stated in the prospectus to GTY’s initial public offering that any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decided to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we indicated that we would disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination.
In considering the business combination, GTY’s board of directors concluded that it met all of the above criteria.
After GTY’s initial public offering in October 2016, GTY’s founders looked to identify the next wave of software-as-a-service (SaaS) and cloud software companies. Over the course of the next two years, GTY’s management were in contact with over eighty technology companies. In its search for an industry vertical, GTY looked for certain thematic IT trends in addition to those described above, including: (i) low current penetration with an expected trend towards the cloud or a SaaS model; (ii) growing the total addressable market with multiple entry-points to market share; (iii) fragmented market with a subset of small providers but an absence of large established players; (iv) a user’s preference for best-in-class technology over cost; and (v) sticky, long-term contracts with the opportunity for upselling and organic growth. In addition to the target criteria described above, GTY’s management looked for certain financial profiles, including: (i) high growth with a history of outperformance and proven ability to scale; (ii) a robust sales pipeline with strong visibility into outer years; (iii) a high return on invested capital delivering sustained, organic returns; (iv) identified M&A targets for accretive strategic acquisitions; and (v) at or close to cash flow positive, with high, long-term EBITDA margins.
In its search for a business combination, GTY’s management determined that the public sector, specifically the state and local government market, offered the best cross-section of companies that fit GTY’s desired financial profile while delivering the key thematic IT trends. GTY had a strong focus on the public sector and a proclivity that they may end up pursuing companies in the segment, asking Stephen Rohleder, former COO of Accenture and CEO of Accenture Public Service Sector, to join GTY as board member at the time of its initial public offering and to help diligence opportunities in the sector. With very few companies of scale in the sector that exhibited the desired financial profile, GTY decided to pursue highly synergistic companies that tied together the investing themes of platform, payments, and cloud, which have performed well in the past. Over the course of its deep diligence of the sector, GTY found six best-in-class public sector solutions in five key operating segments that met GTY’s founders’ and Board’s criteria. GTY took a holistic approach to the segment, rejecting several companies in this area that did not meet these criteria. The board’s reaction, upon reviewing each company on a standalone and combined basis, was positive, with the board approving the transactions. Their primary concern in their review was any risk around integration. As these companies will be operating as five independent business lines, integration is not paramount to our operational plans. The board also focused on creating a standardized accounting system and back-end compliance, which has been an area of focus for GTY’s management and New GTY’s business units.
In particular, the board considered management’s goal in creating the leading public sector software-as-a-service (SaaS) company that will offer a cloud-based suite of solutions for North American state and local governments. Immediately upon closing of the business combination, we will have six wholly-owned subsidiaries in five of the fastest growing segments in the government technology sector, including payments, budgeting, permitting, procurement and grants management. We will operate a payments engine with a “digital city hall” interface between government constituents, public schools, hospitals, utilities and vendors. We expect to be a high growth company with expanding gross profit margins, targeting a large, highly fragmented, addressable market. New GTY will be well-positioned to lead the digital transformation of this market with an integrated suite of capabilities: through CityBase we will provide digital services, web and mobile payments and payment kiosks; through Open Counter we will automate and simplify the permitting process; through Questica and Sherpa we will provide unified performance management and agile budgeting solutions; through Bonfire we will provide an intelligent procurement software, aggregating supplier data and streamlining the decision-making process; and through eCivis we will provide a modern platform to maximize grant resources, improve fiscal health and pursue and properly manage $1 trillion in grants available annually.

Before reaching its decision, our board of directors reviewed the results of management’s due diligence, which included:
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research on industry trends, revenue and operating cost projections and other industry factors;

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extensive meetings and calls with the Targets’ management team and representatives regarding operations, company services, major customers, financial prospects, the pipeline of potential new business, technology and possible acquisitions, among other customary due diligence matters;

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legal and commercial diligence; and

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financial and accounting diligence.

In light of the number and wide variety of factors considered in connection with its evaluation of the business combination, the Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
Under the Transaction Documents, subject to customary adjustments as provided therein, GTY has agreed to acquire the Targets for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. As described under the heading entitled “Satisfaction of 80% Test” below, GTY’s board of directors determined that the business combination satisfied the Nasdaq requirement that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination.
Although GTY’s board of directors did not seek a third party valuation, and did not receive any report, valuation or opinion from any third party in connection with the business combination, the board of directors relied on the following sources (i) due diligence on the Targets’ business operations, (ii) research and data related to the government technology and related sectors, in which the Targets participate and (iii) GTY management’s collective experience in the Targets’ sectors and public markets transactions in constructing and evaluating financial models and projections and conducting valuations of businesses. The board of directors considered factors such as the Targets’ historical financial results, the future growth outlook and financial plan, as well as valuations and trading of publicly traded companies in similar and adjacent sectors. GTY’s board of directors determined that the consideration being paid in the business combination, which amount was negotiated at arm’s-length, was advisable, fair to and in the best interests of GTY and its shareholders and appropriately reflected a discount to the fair market value of the business combination. The GTY board of directors based this conclusion on (i) an initial enterprise value and equity value of the combined company of approximately $560 million and $797 million, respectively, (ii) a purchase valuation of approximately 7.4x the combined company’s projected revenue for 2019 of  $76 million, which was determined to be an attractive valuation at a meaningful discount to comparable companies, and in particular a 23% discount to the most directly comparable public company, Tyler Technologies Inc., (iii) the projected financial information of the combined company following the business combination described under the heading “Certain Historical and Projected Financial Information,” below, and (iv) a range of qualitative and quantitative factors such as the Targets’ position in fast-growing government technology sectors, strong operating metrics, future growth opportunities and potential synergies among the Targets.
The board of directors also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section herein), although not weighted or in any order of significance:
Benefits Not Achieved.   The risk that the potential benefits of the business combination may not be fully achieved, or may not be achieved within the expected timeframe.
Liquidation of GTY.   The risks and costs to GTY if the business combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in GTY being unable to effect a business combination by May 1, 2019 and force GTY to liquidate and the warrants to expire worthless.

Shareholder Vote.   The risk that GTY’s shareholders may fail to provide the respective votes necessary to effect the business combination.
Closing Conditions.   The fact that completion of the business combination is conditioned on the satisfaction of certain closing conditions that are not within GTY’s control.
Litigation.   The possibility of litigation challenging the business combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the business combination.
Fees and Expenses.   The fees and expenses associated with completing the business combination.
Other Risks.   Various other risks associated with the business combination described under the section entitled “Risk Factors.”
Interests of Certain Persons.   In addition to considering the factors described above, the Board also considered that some officers and directors of GTY may have interests in the business combination as individuals that are in addition to, and that may be different from, the interests of GTY’s shareholders. Our independent directors reviewed and considered these interests during the negotiation and approval of the business combination. The Board concluded that the potential benefits that it expected GTY and its shareholders to achieve as a result of the business combination outweighed the potentially negative factors associated with the business combination. Accordingly, the Board determined that the business combination was advisable, fair to, and in the best interests of, GTY and its shareholders. See the heading below entitled “Interests of GTY’s Directors and Offıcers in the Business Combination.”
Certain Historical and Projected Financial Information
In August 2018, each of the Targets provided GTY with its internally prepared historical and projected financial information for the fiscal years ending December 31, 2017, 2018, 2019, 2020 and 2021. The projected financial information was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. These projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results.
The projections reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond the Targets’ control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” The projections reflect the consistent application of the accounting policies of the respective Targets and should be read in conjunction with the accounting policies included in the accompanying historical audited consolidated financial statements of the Targets included in this proxy statement/prospectus.
The financial projections are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Targets’ control. While all projections are necessarily speculative, the Targets believe that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of projections in this proxy statement/prospectus should not be regarded as an indication that the Targets or their representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.
The projections were requested by, and disclosed to, GTY for use as a component in its overall evaluation of the Targets, and are included in this proxy statement/prospectus because they were provided to GTY’s board of directors for its evaluation of the business combination. Following the provision of such projections, GTY’s management team collaborated with the Targets’ management to create certain pro forma historical and projected information set forth in the table below.

Neither GTY nor any of the Targets has warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither GTY nor any of the Targets nor any of their representatives has made or makes any representation to any person regarding the ultimate performance of the Targets compared to the information contained in the pro forma historical and projected information, and none of them intends to or undertakes any obligation to update or otherwise revise such information to reflect circumstances existing after September 9, 2018, the date when such projections were provided to GTY’s board of directors in connection with its vote to approve the business combination, or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. The post-combination company will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.
The following pro forma historical and projected financial information was prepared by GTY and the Targets. The Targets’ independent registered public accounting firms have not examined, compiled or otherwise applied procedures with respect to the accompanying financial information presented below and, accordingly, expresses no opinion or any other form of assurance on it. The audit reports included in this proxy statement/prospectus relates to historical financial information of the Targets and they do not extend to the following pro forma historical and projected financial information and should not be read as if they do.
The key elements of the pro forma historical and projected financial information as of September 9, 2018, the date on which GTY’s board of directors approved the business combination, are summarized below:
	Year Ending December 31,
($ in millions)	2017	2018E	2019E	2020E	2021E
Annual Recurring Revenue	$18	$34	$86	$138	$202
Revenue	$22	$32	$76	$124	$186
Gross Profit	$14	$20	$55	$96	$147
S&M Expense	$5	$9	$21	$31	$43
R&D Expense	$6	$9	$16	$22	$32
G&A Expense	$9	$12	$21	$26	$38
EBIT	($7)	($11)	($5)	$16	$32
Unlevered Free Cash Flow	($5)	($10)	($0)	$26	$43
The pro forma historical and projected financial information set forth in the table above represents GTY’s view of an achievable baseline operating plan. The plan is informed by the aggregate of individual standalone business unit forecasts, adjusted by GTY’s management based on assessments of revenue visibilities, backlogs, business momentum, platform investments and potential integration, as well as public company operating costs, net of synergies. Projections for 2019-2021 include an estimated $10 million of annual revenue synergies.
The pro forma historical and projected financial information set forth in the table above was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC with respect to prospective financial information, but, in the view of GTY and the Targets, was prepared on a reasonable basis, based on the best available estimates and judgments, and presents, to the best of GTY’s and the Targets’ management teams’ knowledge and belief at the time of its preparation, the expected future financial performance of the Targets. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither GTY’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Interests of GTY’s Directors and Offıcers in the Business Combination
In considering the recommendation of our board of directors in favor of approval of the business combination, it should be noted that our directors and officers have interests in the business combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:
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our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by May 1, 2019. Each of William D. Green, Joseph M. Tucci, Harry L. You and Stephen Rohleder is among the members of our Sponsor and has a substantial financial interest in the securities held by our Sponsor and therefore the completion of the business combination;

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the continued right of the founders to hold our common stock in New GTY following the business combination, subject to the lock-up agreements;

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the continuation of all of GTY’s directors as members of the board of directors of New GTY;

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the continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance after the business combination;

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Stephen Rohleder, a director of GTY, invested $2,000,232.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 2.2% interest in CityBase. Upon the CityBase Closing, Mr. Rohleder will be entitled to receive approximately $2.2 million in cash and will be entitled to receive a pro rata share of the up to $60 million shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement. Mr. Rohleder recused himself from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY's shareholders approve the business combination with respect to the CityBase Transaction;

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Charles Wert a director of GTY, invested $750,056.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 0.8% interest in CityBase. Upon the CityBase Closing, Mr. Wert will be entitled to receive approximately $825,000 in cash and will be entitled to receive a pro rata share of the up to $60 million shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement. Mr. Wert recused himself from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY's shareholders approve the business combination with respect to the CityBase Transaction.

Satisfaction of 80% Test
Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. As of September 12, 2018, the date of the execution of the Transaction Documents, the balance of the funds in the trust account was approximately $563 million (excluding $19.32 million of deferred underwriting commissions) and 80% thereof represents approximately $435 million. In reaching its conclusion on the 80% of assets test, the GTY’s board of directors used a fair market value of the combined company following the business combination equal to its initial enterprise value calculated to be $560 million. Such valuation of approximately 7.4x the combined company’s projected revenue for 2019 of  $76 million was determined to be a meaningful discount to comparable companies, and in particular a 23% discount to the most directly comparable public company, Tyler Technologies, Inc. The board also considered the combined company’s initial equity value of  $797 million in determining that the 80% of assets test was satisfied.
GTY’s board of directors determined that because of the financial skills and background of its directors, it was qualified to conclude that the business combination met the 80% requirement. Based on the fact that the fair market value of the Targets as described above is in excess of 80% of the balance of the funds in the trust account (excluding the deferred underwriting commissions), GTY’s board of directors determined that the fair market value of the Targets was substantially in excess of 80% of the funds in the trust account and that the 80% test was met.

Interests of Certain Persons in the Business Combination
When you consider the recommendation of GTY’s board of directors in favor of approval of the business combination proposal and GTY merger proposal, you should keep in mind that GTY’s initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to those of GTY shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If we do not consummate a business combination transaction by May 1, 2019, we will cease all operations except for the purpose of winding up, redeem all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 13,800,000 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. Our initial shareholders purchased the founder shares prior to our initial public offering for an aggregate purchase price of  $25,000. Upon the Closing, such founder shares will convert into 13,800,000 shares of New GTY common stock, and such securities, if unrestricted and freely tradable would be valued at approximately $[    ], based on the closing price of  $[    ] per Class A ordinary share on Nasdaq on [           ], 2019.

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Simultaneously with the closing of our initial public offering, GTY consummated the sale of 8,693,334 private placement warrants at a price of  $1.50 per warrant in a private placement to our Sponsor. The private placement warrants are each exercisable commencing 30 days following the closing of the business combination for one Class A ordinary share at $11.50 per share. If we do not consummate a business combination transaction by May 1, 2019, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by our initial shareholders will be worthless. The warrants held by our initial shareholders had an aggregate market value of  $[    ] based upon the closing price of  $[    ] per warrant on Nasdaq on [           ], 2019.

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Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by May 1, 2019. Each of William D. Green, Joseph M. Tucci, Harry L. You and Stephen Rohleder is among the members of our Sponsor and has a substantial financial interest in the securities held by our Sponsor and therefore the completion of the business combination.

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All of our directors will continue to be directors of New GTY after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options or stock awards that the New GTY board of directors determines to pay to its directors.

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Our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if GTY fails to complete an initial business combination by May 1, 2019.

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In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a Transaction Documents, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act.

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Following the consummation of the business combination, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to GTY and remain outstanding. As of the date of this proxy statement/prospectus, we have no working capital loans outstanding. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay any working capital loans then outstanding, but no proceeds held in the trust account would be used to repay the working capital loans.
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Following the consummation of the business combination, we will continue to indemnify our existing directors and officers and will maintain our directors’ and officers’ liability insurance.

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Following consummation of the business combination, our Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by GTY from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, our Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement

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Stephen Rohleder, a director of GTY, invested $2,000,232.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 2.2% interest in CityBase. Upon the CityBase Closing, Mr. Rohleder will be entitled to receive approximately $2.2 million in cash and will be entitled to receive a pro rata share of the up to $60 million shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement.

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Charles Wert a director of GTY, invested $750,056.98 in Series C preferred stock issued by CityBase, in exchange for an approximate 0.8% interest in CityBase. Upon the CityBase Closing, Mr. Wert will be entitled to receive approximately $825,000 in cash and will be entitled to receive a pro rata share of the up to $60 million shares of New GTY common stock that may be issued pursuant to the earn-out provisions in the CityBase Agreement.

Potential Purchases of Public Shares and/or Warrants
At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GTY or its securities, the GTY initial shareholders, the Targets and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire GTY’s ordinary shares or vote their shares in favor of the business combination proposal or the GTY merger proposal or vote their warrants in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to shareholders for approval at the general meeting and presented to warrant holders at the warrant holder meeting are approved and/or (ii) we meet the condition that we have at least $270 million of cash available upon the closing of the business combination. Any such share or warrant purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination or warrant holder approval of the warrant amendment proposal. This may result in the completion of our business combination or warrant holder approval of the warrant amendment proposal that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GTY initial shareholders for nominal value.
 Entering into any such arrangements may have a depressive effect on GTY’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than [    ] million public shares elect to redeem their public shares in connection with the business combination.
If such transactions are effected, the consequence could be to cause the business combination to be approved or the warrant amendment proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting or warrant holder meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GTY will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the business combination. Where actual amounts are not known or knowable, the figures below represent GTY’s good faith estimate of such amounts assuming a closing as of the indicated date.
(U.S. dollars in thousands) Sources			Uses
[ ])	$	[ ]	[ ]	$	[ ]
Trust Account(2)	$	[ ]	[ ]	$	[ ]
Total sources	$	[ ]	Total uses	$	[ ]

(1)
[    ]

(2)
Assumes none of the ordinary shares are redeemed in connection with the business combination.

Board of Directors of GTY Following the Business Combination
Upon consummation of the business combination, we anticipate that the board of directors of New GTY will consist of seven directors comprising three classes. See the section entitled “Management of New GTY Following the Business Combination” for additional information.
Name; Headquarters
The name of the post-combination company after the business combination will be GTY Technology Holdings Inc. and our headquarters will be located at [    ], [    ].
Anticipated Accounting Treatment
The transaction will be accounted for as a business combination in which GTY will legally and from an accounting perspective acquire the Targets. As a result, the assets acquired and liabilities assumed of the Targets by GTY will be recorded at fair value in accordance with ASC 805, Business Combinations, at the date of the transaction.
Vote Required for Approval
The approval of the business combination proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.
Recommendation of the GTY Board of Directors
THE GTY BOARD OF DIRECTORS RECOMMENDS THAT THE GTY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
In connection with such approval of the business combination proposal and the recommendation that GTY’s shareholders approve the business combination proposal, Stephen Rohleder and Charles Wert, members of GTY’s board of directors, recused themselves from all discussions, deliberations and proceedings relating to the CityBase Transaction, its approval and the recommendation that GTY’s shareholders approve the business combination with respect to the CityBase Transaction due to Mr. Rohleder’s and Mr. Wert’s respective interests in the CityBase Transaction as investors in CityBase’s Series C preferred stock.
In addition to the foregoing, the existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “— Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS
Overview
If the GTY merger proposal and the business combination proposal are approved and the GTY Merger is to be consummated, GTY shareholders are being asked to consider and vote upon and to approve by special resolution two separate proposals (collectively, the “organizational documents proposals”) the material differences between the current second amended and restated memorandum and articles of association of GTY (the “Existing Organizational Documents”), under the Cayman Islands Companies Law the new articles of organization (the “Proposed Charter”) of New GTY under the MBCA.
The organizational documents proposals are conditioned on the approval of the GTY merger proposal and the business combination proposal. Therefore, if the business combination proposal and GTY merger proposal are not approved, the organizational documents proposals will have no effect, even if approved by our public shareholders.
Organizational Documents Proposal A — Authorized Capital Stock
GTY’s shareholders are being asked to approve the provision in the Proposed Charter changing the authorized share capital from $45,100 divided into 400,000,000 Class A ordinary shares of a par value of $0.0001 each, 50,000,000 Class B ordinary shares of a par value of  $0.0001 each and 1,000,000 preferred shares of a par value of  $0.0001 each, to authorized capital stock of  [    ] shares, consisting of  (x) [    ] shares of common stock, including [    ] shares of New GTY common stock, and [    ] shares of New GTY Class B common stock and (y) 1,000,000 shares of preferred stock.
Organizational Documents Proposal B — Approval of Other Changes in Connection With Adoption of the Proposed Charter
GTY’s shareholders are being asked to approve all other differences between the Existing Organizational Documents of GTY with the Proposed Charter of New GTY as a result of the GTY Merger, including, among other things, (i) the name of the new public entity will be “GTY Technology Holdings Inc.”, and (ii) the lack of certain provisions related to GTY’s status as a blank check company that are not applicable to New GTY.
Reasons for the Approval of the Organizational Documents Proposals
Authorized Stock
Our board of directors believes that it is important for New GTY to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). In addition, Organizational documents proposal A, if approved, would also adequately address the needs of New GTY after the business combination.
Corporate Name and Perpetual Existence
Our board of directors believes that changing the post-business combination corporate name from “GTY Technology Holdings Inc.” to “GTY Technology Holdings Inc.” and making New GTY’s corporate existence perpetual is desirable to reflect the business combination with the Targets and to clearly identify New GTY as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and our board of directors believes that it is the most appropriate period for New GTY following the business combination.
Blank Check Company
New GTY is not a blank check company and so these provisions serve no purpose for New GTY. For example, these proposed amendments remove the requirement to dissolve GTY and allow it to continue as a corporate entity with perpetual existence following consummation of the business combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for New GTY.

Comparison of Existing Organizational Documents to Proposed Charter
The Proposed Charter differs materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Charter for New GTY. This summary is qualified by reference to the complete text of the Existing Organizational Documents of GTY, attached to this proxy statement/prospectus as Annex H and the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex I. All shareholders are urged to read the Proposed Charter in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands Companies Law and the Proposed Charter will be governed by the MBCA, we urge shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.
	Existing Organizational Documents	Proposed Charter
Authorized Capital Stock (Organizational Documents Proposal A)
The Existing Organizational Documents provide for share capital of  $45,100 divided into 400,000,000 Class A ordinary shares of a par value of  $0.0001 each, 50,000,000 Class B ordinary shares of a par value of  $0.0001 each and 1,000,000 preferred shares of a par value of  $0.0001 each.
See paragraph 7 of the Existing Organizational Documents.

The Proposed Charter provides for authorization to issue [    ] shares, consisting of  (x) [    ] shares of common stock, including [    ] shares of New GTY common stock, par value $0.0001 per share, [    ] shares of New GTY Class B common stock, par value $0.0001 per share and (y) 1,000,000 shares of preferred stock, par value $0.0001 per share.
See Article [    ] of the Proposed Charter.

Corporate Name (Organizational Documents Proposal B)	The Existing Organizational Documents provide the name of GTY is “GTY Technology Holdings Inc.” See paragraph 1 of the Existing Organizational Documents.	The Proposed Charter provides the new name of the corporation to be “GTY Technology Holdings Inc.”. See Article [ ] of the Proposed Charter.
Perpetual Existence (Organizational Documents Proposal B
The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in our Existing Organizational Documents) by May 1, 2019, GTY shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our initial public offering and liquidate our trust account.
See Clause 22 of the Existing Organizational Documents.
The Proposed Charter does not include any provisions relating to New GTY’s ongoing existence, under the MBCA, New GTY’s existence will be perpetual

	Existing Organizational Documents	Proposed Charter
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal B)
The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.
See Clauses 18-31 of the Existing Organizational Documents.
The Proposed Charter does not include such provisions related to our status as a blank check company, which do not apply to New GTY.
Vote Required for Approval
The approval of organizational documents proposals requires a special resolution under the Cayman Islands Companies Law and the Existing Organizational Documents, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.
Recommendation of the GTY Board of Directors
THE GTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GTY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL
Overview
Assuming the GTY merger proposal, the business combination proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.
GTY’s units, ordinary shares and public warrants are listed on Nasdaq and, as such, we are seeking shareholder approval of the issuance of shares of New GTY common stock to the Bonfire Holders, the CityBase Holders, the eCivis Holders, the Open Counter Holders, the Questica Holders and the Sherpa Holders in order to comply with the applicable listing rules of Nasdaq. The number of shares of New GTY common stock that may be issued in connection with the stock issuance proposal is expected to be up to approximately [    ] million shares.
Reasons for the Approval of the Stock Issuance Proposal
We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, GTY and New GTY, as successor to GTY, may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, in connection with the business combination.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
Effect of the Proposal on Current Shareholders
In the event that this proposal is not approved by GTY shareholders, the business combination may not be consummated. In the event that this proposal is approved by GTY shareholders, but the Transaction Documents is terminated (without the business combination being consummated) prior to the issuance of shares of common stock pursuant to the Transaction Documents, New GTY will not issue the shares of common stock.
Vote Required for Approval
The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.
The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the GTY merger proposal and the business combination proposal. Therefore, if the business combination proposal and the organizational documents proposals are not approved, the stock issuance proposal will have no effect, even if approved by our public shareholders.

Recommendation of the GTY Board of Directors
THE GTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GTY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL
Overview
Assuming that the GTY merger proposal and the business combination proposal is approved, GTY’s shareholders are also being asked to approve and adopt the GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan (the “Incentive Plan”). A total of  [    ] shares of New GTY common stock will be reserved for issuance under the Incentive Plan. GTY’s board of directors approved the Incentive Plan on [    ], subject to shareholder approval at the general meeting. The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement as Annex J. If approved by GTY shareholders, the Incentive Plan will be administered by New GTY’s board of directors or by a committee that the board of directors designates for this purpose (referred to below as the plan administrator), which will have the authority to make awards under the Incentive Plan.
After careful consideration, GTY’s board of directors believes that approving the Incentive Plan is in the best interests of GTY and its shareholders. The Incentive Plan promotes ownership in New GTY by the employees, directors and consultants of New GTY and its subsidiaries and aligns incentives between these service providers and shareholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, New GTY common stock. Therefore, the GTY board of directors recommends that GTY shareholders approve the Incentive Plan.
Description of the Incentive Plan
The following is a summary of the material features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan attached as Annex J to this proxy statement/prospectus.
Purpose; Types of Awards.   The purpose of the Incentive Plan is (i) to encourage profitability and growth through short-term and long-term incentives that are consistent with New GTY’s objectives; (ii) to give its participants an incentive for excellence in individual performance; (iii) to promote teamwork among its participants; and (iv) to give us a significant advantage in attracting and retaining key employees, directors, and consultants.
To accomplish this purpose, the Incentive Plan permits the granting of awards in the form of incentive stock options within the meaning of Section 422 of the Code, non-qualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance based awards (including performance shares, performance units and performance bonus awards), and other stock-based or cash-based awards.
Shares Subject to the Incentive Plan.   A total of  [    ] shares of New GTY common stock will be reserved and available for issuance under the Incentive Plan. The maximum number of shares that may be issued pursuant to options intended to be incentive stock options is [    ] shares of New GTY common stock. The Incentive Plan limits non-employee director compensation, including cash fees and incentive equity awards (based on their grant-date fair value), to a maximum of  $[    ] per fiscal year in respect of their service as non-employee directors. If an award granted under the Incentive Plan is forfeited, canceled, settled, or otherwise terminated, the shares of New GTY common stock underlying that award will again become available for issuance under the Incentive Plan. However, none of the following shares will be available for issuance under the Incentive Plan: (i) shares delivered to or withheld to pay withholding taxes, (ii) shares used to pay the exercise price of an option, or (iii) shares subject to any exercised stock-settled SARs. Any substitute awards shall not reduce the shares authorized for grant under the Incentive Plan.
Administration of the Incentive Plan.   The Incentive Plan will be administered by the plan administrator, which will be comprised of New GTY’s board of directors or a committee thereof designated by New GTY’s board of directors. The plan administrator has the power to determine the terms of the awards granted under the Incentive Plan, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. The plan administrator also has the power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Incentive Plan.

Participation.   Participation in the Incentive Plan will be open to employees, non-employee directors and consultants of New GTY or its affiliates, who have been selected as eligible recipients under the Incentive Plan by the plan administrator. Awards of incentive stock options, however, shall be limited to employees of New GTY or certain of its affiliates.
Types of Awards.   The types of awards that may be made under the Incentive Plan are described below. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the plan administrator, subject to certain limitations provided in the Incentive Plan.
Performance-Based Awards.   We may grant awards, the vesting of which is conditioned on satisfaction of certain performance criteria. Such performance-based awards may include performance-based restricted shares, restricted stock units or any other types of awards authorized under the Incentive Plan.
Performance Goals.   If the plan administrator determines that the vesting of an award granted to a participant will be subject to the attainment of one or more performance goals, such performance goals may be based on any one or more of the following (or such other performance criteria as the plan administrator may determine): earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; scrap rates; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total stockholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of New GTY’s common stock; expense/cost control; working capital; volume/production; new products; customer satisfaction; brand development; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; strategic objective milestones; days inventory outstanding; or, as applicable, any combination of, or a specified increase or decrease in, any of the foregoing.
Restricted Stock.   A restricted stock award is an award of shares of common stock that vest in accordance with the terms and conditions established by the plan administrator and set forth in the applicable award agreement. The plan administrator will determine and set forth in the award agreement whether the participant will be entitled to vote the shares of restricted stock and/or receive dividends on such shares.
Restricted Stock Units.   A restricted stock unit is a right to receive shares of common stock (or their cash equivalent) at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit grant, New GTY must deliver to the holder of the restricted stock unit unrestricted shares of common stock (or their cash equivalent).
Non-Qualified Stock Options.   A non-qualified stock option entitles the recipient to purchase shares of New GTY common stock at a fixed exercise price, which purchase may be conditioned on vesting in accordance with terms and conditions established by the plan administrator and set forth in an applicable award agreement. The exercise price per share will be determined by the plan administrator, but such price will not be less than 100% of the fair market value of a share of New GTY common stock on the date of grant. Fair market value will generally be the closing price of a share of New GTY common stock on Nasdaq on the date of grant. Non-qualified stock options under the Incentive Plan generally must be exercised within ten years from the date of grant. A non-qualified stock option is an option that does not meet the qualifications of an incentive stock option as described below.
Incentive Stock Option.   An incentive stock option is a stock option that entitles the recipient to purchase shares of New GTY common stock at a fixed exercise price and further meets the requirements of Section 422 of the Code. The recipient’s purchase of shares under an incentive stock option may be conditioned on vesting in accordance with terms and conditions established by the plan administrator and set forth in an applicable award agreement. Incentive stock options may be granted only to employees of New GTY and certain of its affiliates. The exercise price per share of an incentive stock option must not be less than 100% of the fair market value of a share of New GTY common stock on the date of grant, and the aggregate fair market value of shares underlying incentive stock options that are exercisable for the first time by a participant during any calendar year (based on the applicable exercise price) may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New GTY’s total combined voting power or that of any of New GTY’s affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant.
Stock Appreciation Rights.   A SAR entitles the holder to receive an amount equal to the difference between the fair market value of a share of New GTY common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of New GTY common stock on the grant date), multiplied by the number of shares of common stock subject to the SAR (as determined by the plan administrator).
Other Stock-Based Awards.   We may grant or sell to any participant unrestricted common stock, dividend equivalent rights and/or other awards denominated in or valued by reference to our common stock under the Incentive Plan. A dividend equivalent is a right to receive payments, based on dividends with respect to shares of New GTY common stock.
Other Cash-Based Awards.   We may grant cash awards under the Incentive Plan, including cash awards as a bonus or based upon the attainment of certain performance goals.
Equitable Adjustments.   In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, extraordinary dividend, stock split or reverse stock split, combination or exchange of shares, or other change in corporate structure or payment of any other distribution, the maximum number and kind of shares of shares of New GTY common stock reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind and exercise price of shares of New GTY common stock covered by outstanding awards made under the Incentive Plan, and in any other matters that relate to awards and that are affected by the changes in the shares referred to in this section.
Change in Control.   In the event of any change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate and equitable to effectuate the purposes of the Incentive Plan and to protect the participants who hold outstanding awards under the Incentive Plan, which action may include, without limitation, the following: (i) the continuation of any award, if New GTY is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any award, provided, however, that any such substitution shall occur in accordance with the requirements of Section 409A of the Code; or (iv) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise or grant price), or, if the per share exercise or grant price equals or exceeds the change in control price or if the plan administrator determines that the award cannot reasonably become vested pursuant to its terms, such award shall terminate and be canceled without consideration.
Amendment and Termination.   The plan administrator may alter, amend, modify, or terminate the Incentive Plan at any time, provided that the approval of our shareholders will be sought for any amendment to the Incentive Plan that requires shareholder approval under the rules of the stock exchange(s) on which New GTY common stock is then listed or in accordance with other applicable law, including, but not limited to, an increase in the number of shares of New GTY common stock reserved for issuance, a reduction in the exercise price of options or other entitlements, an extension of the maximum term of any award, or an amendment that grants the plan administrator additional powers to amend the Incentive Plan. In addition, no modification of an award will, without the prior written consent of the participant, adversely alter or impair any rights or obligations under any award already granted under the Incentive Plan, unless the plan administrator expressly reserved the right to do so at the time of the award.
U.S. Federal Income Tax Consequences
The following discussion of certain relevant United States federal income tax effects applicable to certain awards granted under the Incentive Plan is only a summary of certain of the United States federal income tax consequences applicable to United States residents under the Plan, and reference is made to the Code for a complete statement of all relevant federal tax provisions. No consideration has been given to the effects of foreign, state, local and other laws (tax or other) on the Incentive Plan or on a participant, which laws will vary depending upon the particular jurisdiction or jurisdictions involved. In particular, participants who are stationed outside the United States may be subject to foreign taxes as a result of the Incentive Plan.
Non-Qualified Stock Options.   An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant or vesting of a non-qualified stock option. Rather, at the time of exercise of the non-qualified stock option, the optionee will recognize ordinary income, and New GTY will be entitled to a deduction, in each case, in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. If the shares acquired upon the exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee), depending upon the length of time such shares were held by the optionee.
Incentive Stock Options.   An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant or vesting of an incentive stock option (within the meaning of Section 422 of the Code) and New GTY will not be entitled to a deduction at those times. If the incentive stock option is exercised during employment or within 90 days following the termination thereof  (or within one year following termination, in the case of a termination of employment due to death or disability, as such term is defined in the Incentive Plan), the optionee will not recognize any income and New GTY will not be entitled to a deduction at the time of exercise. The excess of the fair market value of the shares on the exercise date over the exercise price, however, is includible in computing the optionee’s alternative minimum taxable income.
Generally, if an optionee disposes of shares acquired by exercising an incentive stock option either within two years after the date of grant or one year after the date of exercise, the optionee will recognize ordinary income, and New GTY will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the sale price, if lower) over the exercise price. The balance of any gain or loss will generally be treated as a capital gain or loss to the optionee. If the shares are disposed of after the two-year and one-year periods described above, New GTY will not be entitled to any deduction, and the entire gain or loss for the optionee will be treated as a capital gain or loss.
SARs.   A participant subject to United States federal income tax who is granted a SAR will not recognize ordinary income for United States federal income tax purposes upon receipt or vesting of the SAR. At the time of exercise, however, the participant will recognize ordinary income equal to the value of any cash received and the fair market value on the date of exercise of any shares received. New GTY will not be entitled to a deduction upon the grant or vesting of a SAR, but generally will be entitled to a deduction for the amount of income the participant recognizes upon the participant’s exercise of the SAR. The participant’s tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the stock is a capital asset of the participant) depending upon the length of time such shares were held by the participant.
Restricted Stock.   Except as described in the following paragraph, a participant subject to United States federal income tax generally will not be taxed upon the grant of a restricted stock award, but rather will recognize ordinary income for United States federal income tax purposes in an amount equal to the fair market value of the shares at the time the restricted stock vests. New GTY generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal his or her fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income).

Under Section 83(b) of the Code, a participant may elect instead to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are unvested at that time. If such an election is made, no additional taxable income will be recognized by such participant at the time of vesting, the participant will have a tax basis in the restricted shares equal to their fair market value on the date of grant of the award, and the participant’s holding period for capital gains purposes will begin on such date of grant. New GTY generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.
Restricted Stock Units.   A participant subject to United States federal income tax who is granted a restricted stock unit will not recognize ordinary income for United States federal income tax purposes upon the receipt of the restricted stock unit, but rather will recognize ordinary income in an amount equal to the fair market value of the shares (or value of the cash paid) at the time of payment, and New GTY will have a corresponding deduction at that time.
Other Stock-Based and Other Cash-Based Awards.   In the case of other stock-based and other cash-based awards, depending on the form of the award, a participant subject to United States federal income tax will generally not be taxed upon the grant of such an award, but, rather, will generally recognize ordinary income for United States federal income tax purposes when such an award vests or otherwise is free of restrictions. In any event, New GTY will be entitled to a deduction at the time when, and in the amount that, a participant recognizes ordinary income.
New Plan Benefits
Awards under the Incentive Plan will be made at the discretion of the plan administrator. There are no awards currently pending or contemplated under the Incentive Plan and it is not possible to determine the benefits or amounts that will be received by or allocated to participants under the Incentive Plan at this time.
Equity Compensation Plan Information
GTY did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of September 30, 2018.
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted average exercise price of outstanding options, warrants and rights (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	—
Vote Required for Approval
The approval of the incentive plan proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the Incentive Plan proposal, vote at the general meeting.
The Incentive Award Plan Proposal is conditioned upon the approval and completion of the GTY merger proposal and the business combination proposal. If the business combination proposal and the GTY merger proposal are not approved, the Incentive Award Plan Proposal will have no effect, even if approved by our shareholders.

Recommendation of the GTY Board
THE GTY BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL
The adjournment proposal allows GTY’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the general meeting to approve the condition precedent proposals or we determine that if one or more of the closing conditions Under the Transaction Documents has not been satisfied. See “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination.”
Consequences if the Adjournment Proposal is Not Approved
If the adjournment proposal is presented to the general meeting and is not approved by the shareholders, GTY’s board of directors may not be able to adjourn the general meeting to a later date in the event that based on the tabulated votes, there are not sufficient votes at the time of the general meeting to approve the condition precedent proposals or if one or more of the closing conditions Under the Transaction Documents has not been satisfied. In such events, the business combination would not be completed.
Vote Required for Approval
The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.
The adjournment proposal is not conditioned upon any other proposal.
Recommendation of the GTY Board of Directors
THE GTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.

EXTRAORDINARY GENERAL MEETING OF PUBLIC WARRANT HOLDERS
General
GTY is furnishing this proxy statement/prospectus to GTY’s public warrant holders as part of the solicitation of proxies by GTY’s board of directors for use at the general meeting of public warrant holders to be held on [           ], 2019, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to GTY’s public warrant holders on or about [           ], 2019 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides GTY’s public warrant holders with information they need to know to be able to vote or instruct their vote to be cast at the warrant holder meeting.
Date, Time and Place
The warrant holder meeting will be held on [           ], 2019, at [    ] a.m., Eastern Time, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York, 10166.
Purpose of the GTY Warrant Holder Meeting
At the warrant holder meeting, GTY is asking holders of public warrants to:
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consider and vote upon a proposal to approve by ordinary resolution and adopt an amendment to the Warrant Agreement, so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant;

•
consider and vote upon a proposal to approve by ordinary resolution the adjournment of the warrant holder meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the warrant holder meeting, there are not sufficient votes to approve the warrant amendment proposal.

Recommendation of GTY Board of Directors
GTY’s board of directors has unanimously determined that the warrant amendment proposal is in the best interests of GTY and its shareholders, has unanimously approved the warrant amendment proposal and unanimously recommends that shareholders vote “FOR” the warrant amendment proposal and “FOR” the warrant holder adjournment proposal, in each case, if presented to the warrant holder meeting.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its public warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that public warrant holders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.
Record Date; Who is Entitled to Vote
GTY has fixed the close of business on [           ], 2019, as the “record date” for determining GTY public warrant holders entitled to notice of and to attend and vote at the warrant holder meeting. As of the close of business on [           ], 2019, there were 18,400,000 public warrants outstanding and entitled to vote. Each public warrant is entitled to one vote per public warrant at the warrant holder meeting.
Quorum
The presence, in person or by proxy, of one or more public warrant holders holding at least a majority of the paid up voting public warrant capital entitled to vote constitutes a quorum at the general meeting.

Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” public warrants that are returned to GTY but marked by brokers as “not voted” will be treated as public warrants present for purposes of determining the presence of a quorum on all matters. They will also not be treated as public warrants voted on the matter. If a public warrant holder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its public warrants on “non-routine” proposals, such as the warrant amendment proposal.
Vote Required for Approval
The approval of the warrant amendment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant amendment proposal, vote at the warrant holder meeting.
The approval of the warrant holder adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant holder adjournment proposal, vote at the warrant holder meeting.
In each case, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the warrant holder meeting.
Voting Your Public Warrants
Each public warrant that you own in your name entitles you to one vote. Your proxy card shows the number of public warrants that you own. If your public warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that public warrants related to the public warrants you beneficially own are properly counted. There are two ways to vote your public warrants at the general meeting:
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You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your public warrants as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your public warrants, your public warrants will be voted as recommended by GTY’s board “FOR” the warrant amendment proposal and “FOR” the adjournment proposal, in each case, if presented to the warrant holder meeting. Votes received after a matter has been voted upon at the warrant holder meeting will not be counted.

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You Can Attend the Warrant Holder Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way GTY can be sure that the broker, bank or nominee has not already voted your public warrants.

Revoking Your Proxy
If you are a GTY public warrant holder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
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you may send another proxy card with a later date;

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you may notify [    ], GTY’s General Counsel and Secretary, in writing before the general meeting that you have revoked your proxy; or

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you may attend the warrant holder meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Public Warrants
If you are a public warrant holder and have any questions about how to vote or direct a vote in respect of your public warrants, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [    ].

Appraisal Rights
Neither GTY shareholders nor GTY warrant holders have appraisal rights in connection with the business combination under the Cayman Islands Companies Law.
GTY shareholders are entitled to give notice to GTY prior to the general meeting that they wish to dissent to the GTY Merger. The effect of such a notice would be that such dissenting shareholder would be entitled to payment of the fair market value of its shares if such shareholder follows the procedures set out in the Cayman Islands Companies Law relating thereto. It is GTY’s view, however, that such fair market value would be equal to the amount which a shareholder would obtain if it exercised its redemption right as described herein.
Proxy Solicitation Costs
GTY is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. GTY and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. GTY will bear the cost of the solicitation.
GTY has hired Morrow Sodali LLC to assist in the proxy solicitation process. GTY will pay that firm a fee of  $[    ] plus disbursements. Such fee will be paid with non-trust account funds.
GTY will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GTY will reimburse them for their reasonable expenses.
Potential Purchases of Public Warrants
At any time prior to the warrant holder meeting, during a period when they are not then aware of any material nonpublic information regarding GTY or its securities, the GTY initial shareholders, the Targets and/or its affiliates may purchase public warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public warrants or vote their public warrants in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the warrant amendment proposal is approved. This may result in the approval of the warrant amendment proposal that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GTY initial shareholders for nominal value. Entering into any such arrangements may have a depressive effect on GTY’s public warrants. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase public warrants at a price lower than market and may therefore be more likely to sell the public warrants he owns. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. GTY will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the warrant amendment proposal. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE WARRANT AMENDMENT PROPOSAL
GTY is proposing to amend the Warrant Agreement so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant. This summary is qualified in its entirety by reference to the warrant agreement amendment, a copy of which is attached as Annex K hereto.
Current Terms of the Public Warrants
Each whole public warrant entitles the registered holder to purchase one Class A ordinary share at a price of  $11.50 per share, subject to adjustment, at any time commencing 30 days after the completion of GTY’s initial business combination. Only a whole public warrant may be exercised at any given time by a public warrant holder. A public warrant holder will not be able to exercise any one-third of one public warrant unless it is combined with two other thirds of one public warrant. The public warrants expire five years after the date on which they first become exercisable, at 5:00 p.m., New York time, or earlier upon redemption or liquidation. Once the public warrants become exercisable, GTY may call the public warrants for redemption, in whole and not in part, at a price of  $0.01 per public warrant, upon not less than 30 days’ prior written notice of redemption to each public warrant holder and if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before GTY sends the notice of redemption to the public warrant holders. If and when the public warrants become redeemable by GTY, GTY may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Public warrant holders should refer to GTY’s prospectus relating to its initial public offering and the actual text of the Warrant Agreement, both of which contain a more complete description of the terms of the public warrants.
The Warrant Exchange
If the warrant amendment proposal is approved, the warrant agreement will be amended so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant. For example, if a public warrant holder holds 1,000 public warrants at the time GTY consummates the business combination, such public warrant holder’s 1,000 public warrants would be exchanged for $2,000 in cash. If a holder of private placement warrants holds 1,000 private placement warrants at the time GTY consummates the business combination, such holder of private placement warrants would receive $750 in cash.
As of  [           ], 2019, GTY has 18,400,000 public warrants and 8,693,334 private placement warrants outstanding. If approved, the warrant agreement amendment would provide for aggregate cash consideration of  $36,800,000 to holders of GTY’s public warrants and $6,520,001 to holders of GTY’s private placement warrants, in each case upon the closing of the business combination.
Reason for the Warrant Amendment Proposal
The board of directors of GTY believes that the amendment of the warrant agreement will increase GTY’s opportunities and attractiveness to future investors by eliminating the dilutive impact of the public warrants and private placement warrants. The cash amount to be exchanged per public warrant represents a [    ]% premium to the last reported closing price of the public warrants on [           ], 2019. You are encouraged to read the warrant agreement amendment in its entirety.
Required Vote
The approval of the warrant amendment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant amendment proposal, vote at the warrant holder meeting.

Recommendation of the GTY Board of Directors
THE GTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PUBLIC WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its public warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that public warrant holders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.

THE WARRANT HOLDER ADJOURNMENT PROPOSAL
The warrant holder adjournment proposal allows GTY’s board of directors to submit a proposal to approve, by ordinary resolution the adjournment of the warrant holder meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the warrant holder meeting, there are not sufficient votes to approve the warrant amendment proposal.
Consequences if the Warrant Holder Adjournment Proposal is Not Approved
If the warrant holder adjournment proposal is presented to the warrant holder meeting and is not approved by the public warrant holders, GTY’s board of directors may not be able to adjourn the warrant holder meeting to a later date in the event that based on the tabulated votes, there are not sufficient votes at the time of the warrant holder meeting to approve the warrant amendment proposal.
Vote Required for Approval
The approval of the warrant holder adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the public warrants who, being present and entitled to vote at the warrant holder meeting to approve the warrant holder adjournment proposal, vote at the warrant holder meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the warrant holder meeting.
The warrant holder adjournment proposal is not conditioned upon any other proposal.
Recommendation of the GTY Board of Directors
THE GTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PUBLIC WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDER ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of GTY’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of GTY and its public warrant holders and what he or they may believe is best for himself or themselves in determining to recommend that public warrant holders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of GTY’s Directors and Offıcers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following unaudited pro forma combined financial statements are based on the Targets’ and GTY’s historical financial statements, as adjusted to give effect to the business combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The unaudited pro forma combined statement of operations for the nine months ended September 30, 2018 gives effect to the business combination as if it had occurred on January 1, 2018. The unaudited pro forma combined balance sheet as of September 30, 2018 gives effect to the business combination as if it had occurred on September 30, 2018. The business combination will be accounted for as an acquisition under ASC 805, pursuant to which GTY will be treated as the accounting acquirer and the six Targets as the acquirees. This determination was primarily based on existing GTY shareholders having voting control, and GTY’s current board of directors and management comprising the board of directors and management, of New GTY following the business combination. All six Targets will be deemed the accounting predecessors.
The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma combined financial statements are described in the accompanying notes, which should be read together with the unaudited pro forma combined financial statements.
As the Targets are not under common control or common management, their financial statements cannot be prepared on a combined basis.
As a result of the business combination, assuming that there will be no redemptions in connection with the business combination and giving effect to the redemption of 34,011,538 Class A ordinary shares in connection with the Extension Amendment, the public shareholders of GTY, including private placement (“PIPE”) shareholders and our initial shareholders, will own approximately 76% of the shares of New GTY common stock to be outstanding immediately after the business combination, and all Target equity holders (“Other Stockholders”) will own approximately 24% of the shares of New GTY’s outstanding common stock, based on the number of GTY ordinary shares outstanding as of September 30, 2018. GTY will need to raise approximately $77.1 million in PIPE proceeds to satisfy the requirement for minimum cash available to GTY under the Transaction Documents.
If 21,188,462 of the public shares are redeemed in connection with the business combination, which represents the maximum number of redemptions under the Transaction Documents and under GTY’s second amended and restated memorandum and articles of association which provide that such redemptions may not cause GTY’s net tangible assets to be less than $5,000,001, the public shareholders of GTY, including PIPE shareholders and our initial shareholders, will own approximately 76%, and Other Shareholders will own approximately 24%, of the shares of New GTY common stock to be outstanding immediately after the business combination. GTY will need to raise approximately $293.9 million in PIPE proceeds to satisfy the requirement for minimum cash available to GTY under the Transaction Documents and to ensure that that redemptions do not cause GTY’s net tangible assets to be less than $5,000,001 under GTY’s second amended and restated memorandum and articles of association.
The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the business combination, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the business combination. The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that GTY management believes are reasonable. The notes to the unaudited pro forma combined financial statements provide a discussion of how such adjustments were derived and presented in the unaudited pro forma combined financial statements. Changes in facts and circumstances or discovery of new information may result in revised estimates. As a result, there may be material adjustments to the pro forma combined financial statements.
The Questica and Bonfire audited balance sheets as of September 30, 2018 were denominated in Canadian dollars. We converted the Questica and Bonfire audited balance sheets using the U.S. Dollar exchange rate as of September 30, 2018. The Questica and Bonfire audited statements of operations for the nine months ended September 30, 2018 were denominated in Canadian dollars. We converted the Questica and Bonfire audited statements of operations to U.S. Dollars based on the average exchange rate for the period ended September 30, 2018.

The unaudited pro forma combined financial statements should be read together with GTY’s, Bonfire’s, CityBase’s, eCivis’s, Open Counter’s, Questica’s and Sherpa’s historical financial statements, which historical information is included elsewhere in this proxy statement/prospectus, “GTY’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Bonfire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “CityBase’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “eCivis’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Open Counter’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Questica’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Sherpa’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined financial statements are presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or the results which may be obtained in the future. In preparing the unaudited pro forma combined financial statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings or the costs of integration activities that could result from the business combination.
The unaudited pro forma combined financial statements do not give effect to the warrant amendment proposal, which is subject to warrant holder approval.
Actual amounts recorded upon consummation of the business combination will differ from the pro forma combined financial statements and the differences may be material.
Unless waived by the parties to the Transaction Documents, and subject to applicable law, the consummation of the business combination is conditioned upon, among other things, (i) approval by GTY’s shareholders of the condition precedent proposals and (ii) the availability of at least $270 million of cash to GTY, after giving effect to the redemptions of public shares, which may be met by aggregating amounts held in the trust account and from any Alternative Financing Sources.
Earn-Outs (“Contingent Consideration”)
Accounting for Contingent Consideration
Contingent Consideration where the earn-out can be settled in an unlimited number of shares was recognized as a non-current liability measured at fair value in the unaudited pro forma combined balance sheet. Contingent Consideration that can be settled in a limited number of shares was recorded as a component of stockholders’ equity. Contingent Consideration pertaining to the acquisition of the Targets, as of September 30, 2018, is a level 3 measurement, as the estimated fair value was determined using a discounted cash flow technique with one or more significant inputs which are not based on observable market data, calculated in accordance with the terms of each Transaction Document. The significant inputs not supported by market activity include probability assessments of expected future cash flows related to the business combination during the earn-out period and appropriate discounts considering the uncertainties associated with the obligation.
Summary of Contingent Consideration
Bonfire
Bonfire Holders may receive, following the Bonfire Closing and based on Bonfire’s revenues and EBIT for the fiscal years ending December 31, 2019 and 2020, respectively, earn-out payments in an aggregate amount not to exceed $10,000,000, payable 50% in cash and 50% in New GTY common stock (the “Bonfire Earn-out Shares”).
CityBase
CityBase Holders may receive, following the CityBase Closing and upon CityBase’s trailing twelve-month net revenue exceeding $37,000,000 on or prior to December 31, 2048, an earn-out payment equal to a number of shares (the “CityBase Earn-out Shares”) (or, in the case of certain CityBase Holders, most of whom are not accredited investors, cash value thereof) of New GTY common stock calculated by dividing $60 million by: (i) $10.00 if the CityBase Earn-out Threshold (as defined in the CityBase Agreement) is met on or prior to December 31, 2021 or (ii) the greater of  (x) $10.00 or (y) the volume-weighted average closing price for the shares of New GTY common stock for the 30 trading days immediately preceding the payment date if the CityBase Earn-out Threshold is met after December 31, 2021; provided that certain CityBase Holders will receive their respective pro-rata portion of the earn-out payment in cash at the CityBase Closing in lieu of shares of New GTY common stock.
eCivis
eCivis Holders may receive, following the eCivis Closing and based on eCivis’ revenues and EBITDA for the year ending December 31, 2020, an earn-out payment equal to a number of shares of New GTY common stock with a value of up to $50,000,000 on the date of issuance (the “eCivis Earn-out Shares”).
Questica
Questica Holders may receive, following the Questica Closing and based on Questica revenues and EBITDA for the year ending December 31, 2019, an earn-out payment equal to a number of shares of New GTY common stock with a value of  $10,000,000 on the date of issuance (the “Questica Earn-out Shares”).
Sherpa
Sherpa Holders may receive, in the aggregate, following the Sherpa Closing and based on Sherpa’s revenues for the year ended December 31, 2018 and the year ending December 31, 2019, an earn-out payment equal to a number of shares of New GTY common stock with a value equal to $2,000,000 on the date of issuance (the “Sherpa Earn-out Shares”).

Unaudited Pro Forma Combined Balance Sheet as of September 30, 2018
	GTY(1)	Bonfire(1)	CityBase(1)	eCivis(1)	Open Counter(1)	Questica(1)	Sherpa(1)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments Based on Redemptions in Connection With the Extension Amendment	Pro Forma Balance Sheet (Assuming No Additional Redemptions in Connection With the Business Combination)	Pro Forma Adjustments (Assuming Maximum Redemptions in Connection With the Business Combination)	Pro Forma Balance Sheet (Assuming Maximum Redemptions in Connection With the Business Combination)
ASSETS
Current assets
Cash and cash equivalents	$373,532	6,251,607	10,177,975	99,685	76,943	4,250,794	799,808	563,736,096(2)	309,637,183	(346,900,000)(8)	39,821,283	(77,084,100)(9)	39,821,283
								(3,157,878)(3)		77,084,100(9)		293,920,196(9)
								(23,000,000)(4)				(216,836,096)(10)
								(18,471,379)(5)
								(231,500,000)(6)
Investments	—	—	—	—	—	1,520,575	—	(1,520,575)(5)	—	—	—	—	—
Accounts receivable, net	—	382,628	735,830	1,011,671	371,280	3,318,797	595,517	—	6,415,723	—	6,415,723	—	6,415,723
Prepaid expense and other current assets	45,448	507,675	136,912	461,464	—	108,390	31,644	—	1,291,533	—	1,291,533	—	1,291,533
Total current assets	418,980	7,141,910	11,050,717	1,572,820	448,223	9,198,556	1,426,969	286,086,264	317,344,439	(269,815,900)	47,528,539	0	47,528,539
Fixed assets	—	127,609	620,625	61,734	31,246	440,289	2,688	—	1,284,191	—	1,284,191	—	1,284,191
Loan receivable – related party	—	—	176,401	—	—	—	—	—	176,401	—	176,401	—	176,401
Other assets	—	279,679	500,854	51,053	350	1,052,863	—	—	1,884,799	—	1,884,799	—	1,884,799
Intangible assets	—	—	402,784	335,996	—	978,695	—	111,052,525(6)	112,770,000	—	112,770,000	—	112,770,000
Goodwill	—	—	122,933	585,000	—	1,911,403	—	377,584,819(6)	380,204,155	—	380,204,155	—	380,204,155
Cash and cash equivalents held in Trust Account	563,736,096	—	—	—	—	—	—	(563,736,096)(2)	—	—	—	—	—
Total assets	$564,155,076	7,549,198	12,874,314	2,606,603	479,819	13,581,806	1,429,657	210,987,512	813,663,985	(269,815,900)	543,848,085	—	543,848,085
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$3,127,878	342,090	2,576,017	546,234	249,909	431,896	119,140	(3,127,878)(3)	4,265,286	—	4,265,286	—	4,265,286
Contract liabilities	—	—	1,120,628	—	1,101,359	5,636,800	—	—	7,858,787	—	7,858,787	—	7,858,787
Other current liabilities	—	1,832,337	—	2,438,935	—	958,245	43,865	—	5,273,382	—	5,273,382	—	5,273,382
Notes payable and accrued expenses – related party	430,000	—	—	—	—	—	—	(430,000)(3)	—	—	—	—	—
Long-term debt – current portion	—	—	400,000	—	—	—	—	(400,000)(5)	—	—	—	—	—
Capital lease obligations – current portion	—	—	143,545	—	—	—	—	—	143,545	—	143,545	—	143,545
Short term notes payable	—	—	1,574,284	—	450,000	—	—	(2,024,284)(5)	—	—	—	—	—
Total current liabilities	3,557,878	2,174,427	5,814,474	2,985,169	1,801,268	7,026,941	163,005	(5,982,162)	17,541,000	—	17,541,000	—	17,541,000
Deferred underwriting fees	19,320,000	—	—	—	—	—	—	(19,320,000)(4)	—	—	—	—	—
Contract and other long-term liabilities	—	62,395	3,164,157	97,201	—	296,225	—	—	3,619,978	—	3,619,978	—	3,619,978
Deferred rent	—	40,427	—	—	—	—	—	—	40,427	—	40,427	—	40,427
Long-term debt, less current portion	—	—	310,076	—	451,073	—	—	(761,149)(5)	—	—	—	—	—
Capital lease obligation, less current portion	—	—	299,517	—	—	—	—	—	299,517	—	299,517	—	299,517
Contingent consideration	—	—	—	836,000	—	2,060,007	—	21,477,000(6)	24,373,007	—	24,373,007	—	24,373,007
Total long-term liabilities	19,320,000	102,822	3,773,750	933,201	451,073	2,356,232	—	1,395,851	28,332,929	—	28,332,929	—	28,332,929
Total liabilities	22,877,878	2,277,249	9,588,224	3,918,370	2,252,341	9,383,173	163,005	(4,586,311)	45,873,929	—	45,873,929	—	45,873,929

	GTY(1)	Bonfire(1)	CityBase(1)	eCivis(1)	Open Counter(1)	Questica(1)	Sherpa(1)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments Based on Redemptions in Connection With the Extension Amendment	Pro Forma Balance Sheet (Assuming No Additional Redemptions in Connection With the Business Combination)	Pro Forma Adjustments (Assuming Maximum Redemptions in Connection With the Business Combination)	Pro Forma Balance Sheet (Assuming Maximum Redemptions in Connection With the Business Combination)
Commitments and contingencies
Temporary equity
Preferred stock	—	11,210,916	30,803,780	—	—	—	—	(42,014,696)(6)	—	—	—	—	—
Ordinary shares subject to possible redemption	536,277,190	—	—	—	—	—	—	(536,277,190)(7)	—	—	—	—	—
Stockholders’ equity
Members’ capital	—	—	—	—	—	—	1,266,652	(1,266,652)(6)	—	—	—	—	—
Common Stock, $0.0001 par value	1,537	1,272	1	48,645	6,548	484,219	—	(533,994)(6)	8,228	(2,620)(8)	5,608	50(10)	5,657
Additional paid-in-capital	—	455,438	1,554,750	3,826,358	120,379	—	—	400,000(3)	764,798,499	2,620(8)	494,985,219	(50)(10)	494,985,170
								194,297,000(6)		(346,900,000)(8)		(216,836,096)(10)
								(5,963,616)(6)		77,084,100(9)		(77,084,100)(9)
								33,831,000(6)				293,920,196(9)
								536,277,190(7)
Accumulated other comprehensive income	—	—	—	—	—	(26,128)	—	26,128(6)	—	—	—	—	—
Retained earnings (accumulated deficit)	4,998,471	(6,395,677)	(29,072,441)	(5,186,770)	(1,899,449)	3,740,542	—	(16,806,521)(5)	2,983,329	—	2,983,329	—	2,983,329
								57,285,174(6)
								(3,680,000)(4)
Total stockholders’ equity (deficit)	5,000,008	(5,938,967)	(27,517,690)	(1,311,767)	(1,772,522)	4,198,633	1,266,652	793,865,709	767,790,056	(269,815,900)	497,974,156	0	497,974,156
Total liabilities and stockholders’ equity	$564,155,076	7,549,198	12,874,314	2,606,603	479,819	13,581,806	1,429,657	210,987,512	813,663,985	(269,815,900)	543,848,085	—	543,848,085

Pro Forma Adjustments to the Unaudited September 30, 2018 Combined Balance Sheet:
(1)
Derived from audited balance sheets as of September 30, 2018, except for GTY, which was derived from its unaudited balance sheet as of September 30, 2018. The Questica and Bonfire audited balance sheets as of September 30, 2018 were denominated in Canadian dollars. We converted the audited Questica and Bonfire balance sheets using the U.S. Dollar exchange rate as of September 30, 2018.

(2)
To liquidate investments held in trust by GTY.

(3)
To reflect the payments of GTY’s accounts payable and accrued expenses and accrued expenses — related party that is assumed not to be converted and to reflect the conversion of  $430,000 in notes payable — related party into warrants.

(4)
To reflect the payments of other transaction fees of  $23.0 million (including $19.3 million of deferred underwriting fees and $500,000 in Target expenses).

(5)
To reflect the dividends of Target cash and investment balances, net of debt balances, to Target shareholders.

(6)
The preliminary estimates of purchase price, goodwill, intangibles and deferred tax liability is as follows:

	Cash Consideration	Stock Consideration	Cash Earn-out	Stock Earn-out (paid in a fixed number of shares)	Stock Earn-out (paid in a variable number of shares)	Total	Adjusted Net Assets	Goodwill	Intangibles	Deferred Tax Liability
Bonfire	$47,000,000	$51,000,000	$101,000	$—	$101,000	$98,202,000	$(979,658)	$88,092,958	$15,841,000	$4,752,300
CityBase	85,000,000	15,000,000	—	51,471,000	—	151,471,000	(5,133,242)	143,552,742	18,645,000	5,593,500
eCivis	25,000,000	25,000,000	—	—	19,475,000	69,475,000	(2,332,448)	62,754,348	12,933,000	3,879,900
Open Counter	12,500,000	16,500,000	—	—	—	29,000,000	(948,392)	24,787,292	7,373,000	2,211,900
Questica	54,000,000	26,280,000	—	9,046,000(x)	—	89,326,000	(2,942,259)	59,686,059	46,546,000	13,963,800
Sherpa	8,000,000	—	—	—	1,800,000	9,800,000	466,844	1,330,756	11,432,000	3,429,600
Total	$231,500,000	$133,780,000	$101,000	$60,517,000	$21,376,000	$447,274,000	$(11,869,155)	$380,204,155	$112,770,000	$33,831,000

(x)
Shares are issued and escrowed at closing and subject to future earn-out.

Under the acquisition method of accounting, the acquired tangible and intangible assets and assumed liabilities are recognized based on their estimated fair values as of the business combination closing date. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of September 30, 2018 and have been prepared to illustrate the estimated effect of the business combination.
GTY recognized a deferred tax benefit as a result of the acquisitions. Due to the acquisitions, a temporary difference between the book and the tax basis for the intangible assets acquired of $33.8 million (based upon an estimated 30% effective tax rate for the Targets) was created resulting in a deferred tax liability and additional goodwill. With the increase in the deferred tax liability, GTY reduced its deferred tax asset valuation allowance by the amount of net operating loss that could offset the amortization of the deferred tax liability associated with the value of the intangible assets acquired resulting in the recognition of a deferred tax benefit (credit to retained earnings) of approximately $33.8 million.

The purchase price allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted following the completion of the business combination. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.
The following is the preliminary estimate of the fair value of the assets acquired, liabilities assumed and ensuing goodwill identified, reconciled to the purchase price transferred:
	Bonfire	CityBase	eCivis	Open Counter	Questica	Sherpa	Total
Cash and cash equivalents	$—	$—	$—	$—	$—	$—	$—
Investments	—	—	—	1,520,575	—	—	1,520,575
Accounts receivable, net	382,628	735,830	1,011,671	371,280	3,318,797	595,517	6,415,723
Prepaid expense and other current assets	507,675	136,912	461,464	—	108,390	31,644	1,246,085
Fixed assets	127,609	620,625	61,734	31,246	440,289	2,688	1,284,191
Loan receivable – related party	—	176,401	—	—	—	—	176,401
Other assets	279,679	500,854	51,053	350	1,052,863	—	1,884,799
Intangible assets	15,841,000	18,645,000	12,933,000	7,373,000	46,546,000	11,432,000	112,770,000
Goodwill	88,092,958	143,552,742	62,754,348	24,787,292	59,686,059	1,330,756	380,204,155
Accounts payable and accrued expenses	(342,090)	(2,576,017)	(546,234)	(249,909)	(431,896)	(119,140)	(4,265,286)
Contract liabilities	—	(1,120,628)	—	(1,101,359)	(5,636,800)	—	(7,858,787)
Deferred rent	(40,427)	—	—	—	—	—	(40,427)
Deferred tax liability	(4,752,300)	(5,593,500)	(3,879,900)	(2,211,900)	(13,963,800)	(3,429,600)	(33,831,000)
Other current liabilities	(1,832,337)	—	(2,438,935)	—	(958,245)	(43,865)	(5,273,382)
Capital lease obligations – current portion	—	(143,545)	—	—	—	—	(143,545)
Contract and other long-term liabilities	(62,395)	(3,164,157)	(97,201)	—	(296,225)	—	(3,619,978)
Capital lease obligation, less current portion	—	(299,517)	—	—	—	—	(299,517)
Contingent consideration	—	—	(836,000)	—	(2,060,007)	—	(2,896,007)
Total consideration	$98,202,000	$151,471,000	$69,475,000	$30,520,575	$87,805,425	$9,800,000	$447,274,000

Goodwill represents expected synergies from combining operations and the assembled workforce.
Customer relationships, the trade name and non-compete agreements were measured using the multiple-period excess earnings method, the relief from royalty method and the lost income method, respectively.

The fair value of the stock consideration was based upon the closing price of an ordinary share of GTY on December 19, 2018 or $10.00 per share. Assuming the fair value of common stock is $10.00 per share on the date of the business combination, 13,378,000 shares of New GTY common stock will be issued to the Targets’ shareholders. The following shows the effect of a change in share price on the number of shares issued as consideration and its effect on the earnings per share for the nine months ended September 30, 2018:
			Impact of Earnings per Share
Change in share price	Share price	Change in number of shares issued	Pro Forma (Assuming No Additional Redemptions in Connection With the Business Combination)	Pro Forma (Assuming Maximum Redemptions in Connection With the Business Combination)
Increase of 10%	$11.00	(1,216,182)	$(0.01)	$(0.01)
Decrease of 10%	$9.00	1,486,444	$0.01	$0.01
Increase of 20%	$12.00	(2,229,667)	$(0.01)	$(0.01)
Decrease of 20%	$8.00	3,344,500	$0.02	$0.02
Increase of 30%	$13.00	(3,087,231)	$(0.02)	$(0.02)
Decrease of 30%	$7.00	5,733,429	$0.03	$0.03
Increase of 50%	$15.00	(4,459,333)	$(0.03)	$(0.03)
Decrease of 50%	$5.00	13,378,000	$0.06	$0.06
The following represents the pro forma adjustments related to the acquisitions:
	Adjusted Equity	Adjust Par Value	Acquisition	Net Pro forma Adjustment
Cash	—	—	(231,500,000)	(231,500,000)
Intangible assets	(1,717,475)	—	112,770,000	111,052,525
Goodwill	(2,619,336)		380,204,155	377,584,819
Contingent consideration	—	—	(101,000)	(101,000)
Preferred stock	42,014,696	—	—	42,014,696
Members’ capital	1,266,652	—	—	1,266,652
Common Stock, $0.0001 par value	540,685	(6,701)	—	533,994
Stock consideration	—		(194,297,000)	(194,297,000)
Additional paid in capital	5,956,925	6,701	—	5,963,616
Stock earn-out	—	—	(21,376,000)	(21,376,000)
Deferred tax liability	—	—	(33,831,000)	(33,831,000)
Accumulated other comprehensive income	(26,128)	—	—	(26,128)
Retained earnings (accumulated deficit)	(57,285,174)	—	—	(57,285,174)
Adjusted equity	11,869,155	—	(11,869,155)	—
(7)
To reflect ordinary shares subject to redemption amounting to $536.3 million transferred to permanent equity.

(8)
On October 30, 2018, the Company held an extraordinary general meeting to extend the date by which the Company has to consummate a business combination from November 1, 2018 to May 1, 2019. In connection with the Extension Amendment, an aggregate of 34,011,538 Class A ordinary shares were redeemed. As a result, the Company paid approximately $346.9 million out of the Trust Account for the redemptions.

(9)
Assuming GTY needs to raise $77.1 million and $293.9 million in equity, net of placement fees, to maintain the minimum Trust Account balance based on 1) ordinary shares already redeemed and

2) maximum redemptions per the Transaction Documents, respectively. Any cash redemptions in addition to the $346.9 million already redeemed will be offset by additional equity raised. The equity raised is assumed to be at $10.00 per share or 7,708,410 and 29,392,020 shares, respectively.
(10)
To reflect the scenario of maximum redemptions in connection with the shareholder vote to approve the business combination under the Transaction Documents and GTY’s second amended and restated memorandum and articles of association such that GTY’s net tangible assets will not fall below $5,000,001, pursuant to which 21,683,610 Class A ordinary shares are redeemed for $216.8 million.

Unaudited Pro Forma Combined Statement of Operations — Nine Months Ended September 30, 2018
	GTY(1)	Bonfire(1)	CityBase(1)	eCivis(1)	Open Counter(1)	Questica(1)	Sherpa(1)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments Based on Redemptions in Connection With the Extension Amendment	Pro Forma (Assuming No Additional Redemptions in Connection With the Business Combination)	Pro Forma Adjustments (Assuming Maximum Redemptions in Connection With the Business Combination)	Pro Forma (Assuming Maximum Redemptions in Connection With the Business Combination)
Total revenue	$—	2,258,612	4,081,116	3,744,912	1,212,853	7,583,170	2,142,986	—	21,023,649	—	21,023,649	—	21,023,649
Cost of goods sold	—	555,435	3,023,387	1,282,733	372,746	704,734	171,049	—	6,110,084	—	6,110,084	—	6,110,084
Gross profit	—	1,703,177	1,057,729	2,462,179	840,107	6,878,436	1,971,937	—	14,913,565	—	14,913,565	—	14,913,565
Costs and Expenses:
General and administrative	3,598,337	1,925,493	4,679,132	1,262,399	1,174,297	5,944,947	758,047	—	19,342,652	—	19,342,652	—	19,342,652
Amortization of intangible assets	—	—	—	—	—	—	—	9,001,010(2)	9,001,010	—	9,001,010	—	9,001,010
Sales and marketing	—	2,134,454	938,656	888,442	14,049	—	—	—	3,975,601	—	3,975,601	—	3,975,601
Research and development	—	1,228,924	3,128,351	973,436	—	—	—	—	5,330,711	—	5,330,711	—	5,330,711
	3,598,337	5,288,871	8,746,139	3,124,277	1,188,346	5,944,947	758,047	9,001,010	37,649,974	—	37,649,974	—	37,649,974
Operating Income (loss)	(3,598,337)	(3,585,694)	(7,688,410)	(662,098)	(348,239)	933,489	1,213,890	(9,001,010)	(22,736,409)	—	(22,736,409)	—	(22,736,409)
Other expenses (income):
Interest expense (income)	(6,919,340)	(37,191)	300,096	4,961	81,889	(5,563)	(1,526)	—	(6,576,674)	—	(6,576,674)	—	(6,576,674)
Grant income	—	(101,490)	—	—	—	—	—	—	(101,490)	—	(101,490)	—	(101,490)
Other expense	—	6,932	1,326,849	—	807	—	—	—	1,334,588	—	1,334,588	—	1,334,588
Foreign exchange (gain) loss	—	(211,034)	—	—	—	(481,914)	—	—	(692,948)	—	(692,948)	—	(692,948)
Acquisition costs	—	—	—	159,696			—	—	159,696	—	159,696	—	159,696
Gain on sale of ETO buisness	—	—	—	—	—	(873,734)	—	—	(873,734)	—	(873,734)	—	(873,734)
Other income	—	—	—	(57,532)	(10,000)	(3,297)	—	—	(70,829)	—	(70,829)	—	(70,829)
Total other expense (income), net	(6,919,340)	(342,783)	1,626,945	107,125	72,696	(1,364,508)	(1,526)	—	(6,821,391)	—	(6,821,391)	—	(6,821,391)
Income (loss) before income taxes	3,321,003	(3,242,911)	(9,315,355)	(769,223)	(420,935)	2,297,997	1,215,416	(9,001,010)	(15,915,018)	—	(15,915,018)	—	(15,915,018)
Income tax expense	—	—	—	—	—	(667,642)	—	(303,854)(3)	(971,496)	—	(971,496)	—	(971,496)
Net income (loss)	3,321,003	(3,242,911)	(9,315,355)	(769,223)	(420,935)	1,630,355	1,215,416	(9,304,864)	(16,886,514)	—	(16,886,514)	—	(16,886,514)
Net income (loss) per common share:
Basic	$0.21								$(1.09)		$(0.30)		$(0.30)
Diluted	$0.05								$(1.09)		$(0.30)		$(0.30)
Weighted average common shares outstanding(4):
Basic	15,526,979								15,526,979	40,547,893	56,074,872	495,148	56,570,020
Diluted	69,000,000								69,000,000	(12,925,128)	56,074,872	495,148	56,570,020

Pro Forma Adjustments to the Unaudited Combined Statement of Operations:
(1)
Derived from audited statements of operations for the nine months ended September 30, 2018, except for GTY, which was derived from its unaudited statement of operations for the nine months ended September 30, 2018. The Questica and Bonfire audited statements of operations for the nine months ended September 30, 2018 were denominated in Canadian dollars. We converted the audited Questica and Bonfire statements of operations to U.S. Dollars based on the average exchange rate for the period ended September 30, 2018.

(2)
Represents the amortization of intangibles related to the business combination. We adjusted our estimated useful life of the acquired intangible assets to 10 years. The estimated useful lives were determined based on a review of the time period over which economic benefit is estimated to be generated as well as additional factors. Factors considered include contractual life, the period over which a majority of cash flow is expected to be generated, and/or management’s view based on historical experience with similar assets.

The following table details the intangible assets for each Target Company and its related amortization for the nine months ended September 30, 2018:
	Economic Life (Years)	Bonfire	CityBase	eCivis	Open Counter	Questica	Sherpa	Total	Nine Months Ended September 30, 2018 Amortization
Patents / Developed Technology	6 – 10	$7,504,000	$10,761,000	$4,455,000	$3,795,000	$14,980,000	$1,232,000	$42,727,000	$3,573,197
Trade Names / Trademarks	1 – 13	2,984,000	6,287,000	2,354,000	998,000	8,990,000	352,000	21,965,000	1,486,313
Customer Relationships	10	5,174,000	1,317,000	6,009,000	2,511,000	21,566,000	9,583,000	46,160,000	3,462,000
Non-Compete Agreements	3	179,000	280,000	115,000	69,000	1,010,000	265,000	1,918,000	479,500
		$15,841,000	$18,645,000	$12,933,000	$7,373,000	$46,546,000	$11,432,000	$112,770,000	$9,001,010

(3)
Although Sherpa is an LLC, we presented the income tax effect related to Sherpa’s net income of $1,215,416 for the nine months ended September 30, 2018 based on the estimated blended federal and state statutory tax rate of 25%.

(4)
Weighted average common shares outstanding — basic and diluted is adjusted to reflect the following:

	Pro Forma (Assuming No Additional Redemptions in Connection With the Business Combination)	Pro Forma (Assuming Maximum Redemptions in Connection With the Business Combination)
Nine Months Ended September 30, 2018
GTY public shares electing cash conversion	(34,011,538)	(55,200,000)
GTY PIPE shareholders	7,708,410	29,392,020
GTY shareholders	69,000,000	69,000,000
Shares outstanding	42,696,872	43,192,020
Weighted average share calculation, basic and diluted
Target Company Shareholders	13,378,000	13,378,000
GTY shareholders	42,696,872	43,192,020
Weighted average shares, basic and diluted	56,074,872	56,570,020
Ownership percentages
Target Company Shareholders	24%	24%
GTY shareholders	76%	76%
	100%	100%

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
GTY is an exempted company incorporated under the Cayman Islands Companies Law (2018 Revision) (the “Cayman Islands Companies Law”). The Cayman Islands Companies Law and GTY’s current second amended and restated memorandum and articles of association govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the current second amended and restated memorandum and articles of association will differ in certain material respects from the Proposed Charter of New GTY. As a result, when you become a stockholder of New GTY, your rights will differ in some regards as compared to when you were a shareholder of GTY before the business combination.
Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of GTY and New GTY according to applicable law and/or the organizational documents of GTY and New GTY. You also should review the Proposed Charter of New GTY attached hereto as Annexes I and J to this proxy statement/prospectus, as well as the Massachusetts corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to GTY and New GTY.
	Massachusetts	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers generally require approval of two-thirds of all outstanding shares.
Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.	All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s stockholders.
Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters
Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the two-thirds the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter, but it appears that this heightened vote requirement may be reduced by the articles of organization to a majority.

Under the Cayman Islands Companies Law the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

	Massachusetts	Cayman Islands
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits
Because directors of a Massachusetts company generally owe fiduciary duties only to the corporation and not directly to shareholders, claims that the price paid in a merger is too low may only be brought as derivative claims, not as a direct claims.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors
Directors must discharge duties: (i) in good faith, (ii) with the care a person in a similar position reasonably believes is appropriate under similar circumstances. (ii) the directors reasonably believe to be in the corporation’s best interests (the directors owe these duties to the corporation).

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith.	A Cayman Islands company generally may indemnify its directors or officers except with regard to actual fraud or willful default or to protect from the consequences of committing a crime.
Limited Liability of Directors
Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.
Liability of directors may be limited, except with regard to their actual fraud or willful default.

OTHER INFORMATION RELATED TO GTY
Introduction
GTY was incorporated on August 11, 2016 as a Cayman Islands exempted company in order to serve as a vehicle for the acquisition of a target business. Although GTY’s efforts to identify a prospective target business were not limited to any particular industry or geographic region, its management focused on identifying opportunities in the oil and gas services industry sector. Prior to executing the Transaction Documents with the Targets, GTY’s efforts were limited to organizational activities, completion of its initial public offering and the identification and evaluation of possible acquisition targets for business combinations.
Initial Public Offering
GTY is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, GTY is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.
On November 1, 2016, GTY consummated its initial public offering (the “initial public offering”) of 55,200,000 units, including the issuance of 7,200,000 units as a result of the underwriters’ exercise of their over-allotment option. Each unit consists of one Class A ordinary share and one-third of one warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of  $11.50 per whole share. The units were sold at an offering price of  $10.00 per unit, generating gross proceeds, before expenses, of  $552,000,000. Prior to the consummation of the initial public offering, in August, 2016, the Sponsor purchased 8,625,000 Class B ordinary shares (the “founder shares”) for an aggregate purchase price of  $25,000, or approximately $0.002 per share. The number of founder shares issued was determined based on the expectation that the initial public offering would be 57,500,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding Class A ordinary shares under the initial public offering. On each of October 14 and October 26, 2016, GTY effected a share capitalization resulting in an aggregate of 11,500,000 and 13,800,000 founder shares outstanding, respectively. In October 2016, the Sponsor transferred 25,000 founder shares to each of GTY’s independent director nominees at the same per-share purchase price paid by the Sponsor.
Simultaneously with the consummation of the initial public offering, GTY consummated the private sale of an aggregate of 8,693,334 warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, to the Sponsor at a price of  $1.50 per warrant, generating gross proceeds, before expenses, of approximately $13,040,000 (the “private placement warrants”). The warrants sold in the private placement, or the private placement warrants, are identical to the warrants included in the units sold in the initial public offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by GTY, (ii) they (including the Class A ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the GTY completes its initial business combination and (iii) they may be exercised by the holders on a cashless basis.
Upon the closing of the initial public offering and the private placement warrants, $552,000,000 was placed in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A, maintained by Continental Stock Transfer & Trust Company acting as trustee. Except for the withdrawal of interest to pay income taxes, if any, our second amended and restated memorandum and articles of association provide that none of the funds held in trust will be released from the trust account until the earlier of  (i) the completion of our initial business combination or (ii) the redemption of GTY’s public shares if GTY is unable to complete a business combination by May 1, 2019, subject to applicable law. The proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

After the payment of underwriting discounts and commissions (excluding the deferred portion of $19,320,000 in underwriting discounts and commissions, which amount will be payable upon consummation of our initial business combination if consummated) and approximately $1,000,000 in expenses relating to the initial public offering, approximately $1,100,000 of the net proceeds of the initial public offering and private placement was not deposited into the trust account and was retained by us for working capital purposes. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of September 30, 2018, there was $563.7 million in investments and cash held in the trust account and $374,000 of cash held outside the trust account available for working capital purposes. On October 30, 2018, approximately 99.99% of the shares voted at the Extension Meeting were voted to approve the Extension Amendment Proposal at the Extension Meeting, which had the effect of extending GTY’s corporate life until May 1, 2019. In connection with the Extension Amendment Proposal, GTY’s public shareholders had the right to elect to redeem their public shares for a per share price, payable in cash, based upon the aggregate amount then on deposit in GTY’s trust account. In connection therewith, public shareholders of GTY holding 34,011,538 ordinary shares validly elected to redeem their public shares and, accordingly, after giving effect to such redemptions, the balance in GTY’s trust account was approximately $216.8 million.
Fair Market Value of Target Business
GTY’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the business combination. GTY will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. GTY’s board of directors determined that this test was met in connection with the proposed business combination.
Shareholder Approval of Business Combination
Under GTY’s second amended and restated memorandum and articles of association, in connection with any proposed business combination, GTY must seek shareholder approval of an initial business combination at a meeting called for such purpose at which public shareholders may seek to redeem their public shares, subject to the limitations described in the prospectus for GTY’s initial public offering. Accordingly, in connection with the business combination, the public shareholders may seek to redeem the New GTY public shares in accordance with the procedures set forth in this proxy statement/prospectus.
Voting Restrictions in Connection with Shareholder Meeting
In connection with our initial public offering, our initial shareholders (consisting of our Sponsor and our directors and officers) entered into a letter agreement to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 39.44% of our total outstanding ordinary shares.
At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding GTY or its securities, the GTY initial shareholders, the Targets and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire GTY’s ordinary shares or vote their shares in favor of the GTY merger proposal or the business combination proposal or vote their warrants in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to shareholders for approval at the general meeting and presented to warrant holders at the warrant holder meeting are approved and/or (ii) we meet the condition that we have at least $270 million of cash available upon the closing of the business combination. Any such share or warrant purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination or warrant holder approval of the warrant amendment proposal. This may result in the completion of our business combination or warrant holder approval of the warrant amendment proposal that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the GTY initial shareholders for nominal value.
Liquidation if No Business Combination
We have until May 1, 2019 to complete our initial business combination. If we are unable to complete our business combination by that date (or such later date as our shareholders may approve in accordance with our second amended and restated memorandum and articles of association), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account and not previously released to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors in all cases subject to and the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our business combination by May 1, 2019.
Our initial shareholders have entered into agreements with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the required time frame. However, if our initial shareholders or management team acquire public shares in or after our initial public offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination by May 1, 2019.
Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our second amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by May 1, 2019, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account (net of taxes payable), divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. Pursuant to our second amended and restated memorandum and articles of association, such an amendment needs to be approved by the affirmative vote of the holders of at least two-thirds of all then outstanding ordinary shares who attend and vote in a general meeting.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,100,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent public accountants) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations, and we believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the trust account are reduced below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable provided that such liability will not apply to any claims, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked our Sponsor to reserve for such indemnification obligations and we cannot assure you that our Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $1,100,000 from the proceeds of our initial public offering with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors.
If we file a winding up petition or a winding up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and a liquidator may determine that such funds should be included in our insolvency estate and subject to the claims of third party creditors with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a winding up petition or a winding up petition is filed against us that is not dismissed, any distributions received by shareholders could be subject to challenge under applicable debtor/creditor and/or insolvency laws as a “voidable preference”. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we are unable to complete our business combination by May 1, 2019, subject to applicable law, (ii) in connection with a shareholder vote to approve an amendment to our second amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination by May 1, 2019 or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in such shareholder redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our second amended and restated memorandum and articles of association, like all provisions of our second amended and restated memorandum and articles of association, may be amended with a shareholder vote.
Properties
We currently lease executive offices at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144 from our Sponsor. We consider our current office space adequate for our current operations. We have agreed to reimburse our Sponsor an amount not to exceed $10,000 per month for office space, administrative and support services. We believe, based on rents and fees for similar services, that this amount is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.
Employees
GTY has three executive officers. These individuals are not obligated to devote any specific number of hours to GTY’s matters and intend to devote only as much time as they deem necessary to its affairs. GTY does not intend to have any full time employees prior to the consummation of a business combination.

Directors and Executive Officers
Our directors and executive officers are as follows:
Name	Age	Position
William D. Green	65	Co-Chief Executive Offıcer and Co-Chairman
Joseph M. Tucci	71	Co-Chief Executive Offıcer and Co-Chairman
Harry L. You	59	President, Chief Financial Officer and Director
Randolph Cowen	67	Director
Paul T. Dacier	60	Director
Stephen Rohleder	61	Director
Charles Wert	74	Director
William D. Green, 65, GTY’s founder, has been GTY’s Co-Chief Executive Officer and Co-Chairman since September 2016. Mr. Green was previously chief executive officer and chairman of the board of Accenture. Mr. Green was a director of Accenture from 2001 until 2013, and assumed the role of chairman in 2006. During Mr. Green’s time on the board, Accenture completed its initial public offering and Mr. Green was involved in the planning of Accenture’s long-term business strategy. From 2004 through 2010, Mr. Green served as Accenture’s chief executive officer, successfully navigating the company through a challenging global economic environment. During his tenure as chief executive officer, Accenture grew revenue from $13.7 billion to $21.6 billion, doubled its workforce to 211,000 employees and expanded its global footprint. Prior to serving as chief executive officer, Mr. Green was Accenture’s chief operating officer-client services with overall management responsibility for the company’s operating groups. In addition, he served as group chief executive of the Communications & High Tech operating group from 1999 to 2003. He was also group chief executive of the Resources operating group for two years. Earlier in his career, Mr. Green led the Manufacturing industry group and was managing director for Accenture’s business in the United States. Mr. Green was ranked #1 chief executive officer in the Computer Sciences & IT Consulting sector by Institutional Investor in 2007. Mr. Green has served as a director of S&P Global Inc. since 2011, a director of EMC since 2013, EMC’s independent lead director since February 2015 and a director of Inovalon Holdings, Inc. since August 2016. In addition, Mr. Green has served on the board of directors of Dell since September 2016. In addition, Mr. Green has served as chairman of the board of Accumen Inc., a healthcare testing services company, since May 2013, a director of Virtustream, Inc., a cloud computing company and subsidiary of EMC, since June 2016, a director of Pivotal Software, Inc., a software and services company and subsidiary of EMC, since July 2015, a member of the advisory board of Pactera Technology International Ltd., an IT consulting and outsourcing company, since September 2014, a member of the national board of Year Up, Inc., a non-profit offering a workforce development program for low income youth, since October 2013, and a trustee of Dean College, a private college located in Franklin, Massachusetts, since October 2004.
Mr. Green’s qualifications to serve on GTY’s board of directors include: his extensive experience operating a publicly-listed technology company; his track record as chief executive officer of Accenture; and his network of contacts in the technology sector.
Joseph M. Tucci, 71, has been GTY’s founder, Co-Chief Executive Officer and Co-Chairman since September 2016. Mr. Tucci was chief executive officer, chairman of the board of directors and president of EMC from 2001, 2006 and 2014, respectively, until September 2016 when Dell acquired EMC. At that time, Mr. Tucci became an advisor to Dell’s founder, Michael Dell, and its board of directors. Mr. Tucci led EMC through a revitalization, transforming EMC’s business model from what had been a near-exclusive focus on high-end storage platforms into a federation of businesses that grew to include EMC, VMware, Inc. (NYSE: VMW), Pivotal Software, Inc., RSA Security LLC, VCE and Virtustream, Inc. Following the technology sector’s bust in 2001 – 2002, EMC’s revenues grew from $5.4 billion in 2002 to $24.7 billion in 2015. Acknowledging EMC’s success under Mr. Tucci’s leadership, Barron’s named him one of the 30 best chief executive officers in 2011 and 2012. In 2015, his final full year at EMC, EMC was named one of the world’s top 10 multinational workplaces out of 700 multinational global companies surveyed by the Great Place to Work Institute, Inc.

With Mr. Tucci setting strategy, EMC amassed a track record of successful acquisitions and partnerships to expand its technology portfolio, enter new market segments and enlarge the company’s addressable market opportunity. Mr. Tucci expanded the company’s marketplace beyond large enterprises to commercial and small-medium businesses, broadened the company’s industry alliances, and established new selling, partnership and distribution channels. Mr. Tucci strengthened EMC’s management team with the integration of executives from other major technology companies. And Mr. Tucci championed EMC’s commitment to the total customer experience, to provide quality, service, innovation and interaction.
Before joining EMC, Mr. Tucci directed the financial and operational rebirth of Wang Global during six years as its chairman and chief executive officer from 1993 to 1999. At Wang Global, Mr. Tucci guided the company through a rapid and successful emergence from Chapter 11 bankruptcy protection and transformed the company from a midrange computer manufacturer into a leader in networked technology services and solutions. Under Mr. Tucci’s leadership, Wang Global acquired and integrated ten companies from 1995 through 1999. In 1999, Wang Global was acquired by Getronics NV. Prior to joining Wang Global in 1990, Mr. Tucci was President of U.S. information systems for Unisys Corporation (NYSE: UIS), or Unisys, a position he assumed after the 1986 merger of Sperry Corporation and Burroughs Corporation that created Unisys. Mr. Tucci began his career as a systems engineer at RCA Corporation and holds a B.B.A. from Manhattan College and an M.S. in Business Policy from Columbia University.
Mr. Tucci served as chairman of the board of directors of VMware from 2007 to 2016 and as a member of the board of directors of Paychex, Inc. (Nasdaq: PAYX) since 2000. From 2001 to 2016, Mr. Tucci served as one of 150 chief executive officer members of The Business Roundtable and chaired its Task Force on Education and the Workforce from 2002 to 2006. From 2001 to 2016, he was one of eight chief executive officers who steered The Technology CEO Council, the IT industry’s leading public policy advocacy organization. He is one of the business leaders who forged and guided the Massachusetts Competitive Partnership since its founding in 2010. He is also a founding member of the strategic advisory board of Bridge Growth Partners, LLC, a private equity firm based in New York, and has been its chairman since October 2016. Mr. Tucci is a member of the Board of Overseers of Columbia Business School, a member of the Board of Trustees of Northeastern University, an overseer of the Boston Symphony Orchestra and a member of the board of directors of the National Academy Foundation.
Mr. Tucci’s qualifications to serve on GTY’s board of directors include: his extensive executive leadership experience at EMC; his track record with complex mergers and acquisitions; his ability to achieve proven growth through various conditions; his over 40 years in the technology industry; and his network of contacts in the technology sector.
Harry L. You, 59, has been GTY’s founder, President, Chief Financial Officer and Director since September 2016. From 2008 to 2016, Mr. You served as the executive vice president of EMC in the office of the chairman. Mr. You joined EMC in 2008 to oversee corporate strategy and new business development, which included mergers and acquisitions, joint ventures and venture capital activity. Mr. You served as a director of Korn/Ferry International, a global executive recruiting company, from 2004 to October 2016 and has been a trustee of the U.S. Olympic Committee Foundation since August 2016. Mr. You was chief executive officer of BearingPoint, a leading IT and management consultancy from 2005 to 2007. He also served as BearingPoint’s interim chief financial officer from 2005 to 2006. From 2004 to 2005, Mr. You served as executive vice president and chief financial officer of Oracle Corporation (NYSE: ORCL), or Oracle, helping begin Oracle’s acquisition run with the takeovers of Peoplesoft, Inc. and Retek in 2005, and was also a member of the board of directors of Oracle Japan. From 2001 to 2004, Mr. You served as chief financial officer of Accenture, helping take the company public and leading the company to 35% annual free cash flow growth during his tenure. Mr. You also previously spent fourteen years on Wall Street, including serving as a managing director in the Investment Banking Division of Morgan Stanley, where he headed the Computer and Business Services Group. Mr. You was a #1 ranked chief financial officer by Institutional Investor in the Computer Services & IT Consulting sector in 2004. Mr. You holds an M.A. in Economics from Yale University and a B.A. in Economics from Harvard College.
Mr. You’s qualifications to serve on GTY’s board of directors include his extensive and varied deal experience throughout his career, including his experience structuring Dell’s acquisition of EMC as EMC’s executive vice president, and his network of contacts in the technology sector.

Randolph Cowen, 67, has served as a director of GTY since completion of its initial public offering. Mr. Cowen served as a director of EMC from January 2009 to September 2016, and as a director of Pivotal Software, Inc. from April 2013 to September 2016. From 2004 to 2008, Mr. Cowen served as the global head of technology and operations, and as the co-chief administrative officer from 2007 to 2008, at Goldman Sachs Group, Inc., where he had worked since 1982. From 2001 to 2007, Mr. Cowen served as the chief information officer of Goldman Sachs Group, Inc. Mr. Cowen holds a bachelor’s degree in history with a minor in mathematics from Michigan State University.
Mr. Cowen’s qualifications to serve on GTY’s board of directors include his experience managing information technology at Goldman Sachs.
Paul T. Dacier, 60, has served as a director of GTY since completion of its initial public offering. Mr. Dacier joined EMC in 1990 and served as the company’s executive vice president and general counsel until September 2016. Mr. Dacier was responsible for the worldwide legal affairs of EMC and its subsidiaries and oversaw the company’s internal audit, real estate and facilities organizations, sustainability and government affairs departments. Mr. Dacier is the vice chairman of the board of directors of AerCap Holdings N.V., an aircraft leasing company located in the Netherlands. In 2013 and 2014, Mr. Dacier was President of the Boston Bar Association. Since 2017, Mr. Dacier has been a member of the board of directors of Progress Software Corporation (Nasdaq: PRGS). Mr. Dacier is currently the General Counsel of Indigo Agriculture, Inc., a Boston-based agricultural technology start-up company that specializes in products designed to maximize crop health and productivity, which he joined in March 2017. Mr. Dacier holds a bachelor’s degree in History from Marquette University, and is also a graduate of the Marquette University Law School.
Mr. Dacier’s qualifications to serve on GTY’s board of directors include his leadership at EMC.
Stephen Rohleder, 61, has served as a director of GTY since completion of its initial public offering. Since 2015, Mr. Rohleder has been the principal owner of SGR Equity Investments. Prior to SGR Equity Investments, he spent 34 years at Accenture. Mr. Rohleder became partner at Accenture in 1992. He served as Accenture’s chief executive officer for North America from 2014 to 2015, as chief executive officer of the health and public service operating group from 2009 to 2014, and, as global chief operating officer from 2004 to 2009. As chief executive officer, Mr. Rohleder was responsible for Accenture’s business in the United States and Canada. During his tenure as chief operating officer, he was responsible for leading the company’s strategic direction and overall operational performance and was responsible for all global operations. Mr. Rohleder is currently an advisory board member at Kony, Inc., a cloud-based enterprise mobility solutions company and mobile application development platform provider. Mr. Rohleder holds a bachelor’s degree in Business Administration in Finance with a concentration in Computer Science from the University of Texas at Austin.
Mr. Rohleder’s qualifications to serve on GTY’s board of directors include his extensive executive experience at Accenture.
Charles Wert, 74, has served as a director of GTY since completion of its initial public offering. From 2014 to 2016, Mr. Wert served as the vice chairman and as a director at Evercore Trust Company, N.A., or Evercore, which he formed and organized and was previously the president and chief executive officer from 2009 to 2014. Prior to joining Evercore, Mr. Wert served as an executive vice president and senior trust officer of U.S. Trust Company N.A. for over 20 years. Mr. Wert also founded united Mercantile Bank and Trust Company and served as its president and senior trust officer from 1982 until 1987. Mr. Wert is the principal of Fiduciary Resolutions, where he has been a fiduciary expert since June 2016, providing expert witness services and analysis as well as reviewing corporate governance and other processes use by fiduciaries. Mr. Wert holds a bachelor’s degree in Business Administration and Finance from California State University at Los Angeles.
Mr. Wert’s qualifications to serve on our Board include his track record and leadership experience at Evercore, U.S. Trust Company N.A. and united Mercantile Bank and Trust Company.

Number and Terms of Office of Officers and Directors
Under our current second amended and restated memorandum and articles of association, GTY’s board of directors is divided into three classes with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Under our current second amended and restated memorandum and articles of association, the term of office of the first class of directors, consisting of Paul T. Dacier and Charles Wert, will expire in 2021. The term of office of the second class of directors, consisting of Randolph Cowen and Stephen Rohleder, will expire 2019. The term of office of the third class of directors, consisting of William D. Green, Joseph M. Tucci and Harry L. You, will expire in 2020. The Proposed Charter would retain the classification of our board.
GTY’s officers are appointed by GTY’s board of directors and serve at the discretion of GTY’s board of directors, rather than for specific terms of office. GTY’s board of directors is authorized to appoint persons to the offices set forth in GTY’s second amended and restated memorandum and articles of association as it deems appropriate. GTY’s second amended and restated memorandum and articles of association provide that its officers may consist of a Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the board of directors.
Director Independence
Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of GTY or its subsidiaries or any other individual having a relationship which in the opinion of GTY’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Randolph Cowen, Paul T. Dacier, Stephen Rohleder and Charles Wert are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Pursuant to the terms of the business combination, Stephen Rohleder would cease to be an independent director upon consummation of the business combination.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires GTY directors, officers and persons owning more than 10% of ordinary shares to file reports of ownership and changes of ownership with the SEC. Based solely upon a review of such Forms, we believe that during the year ended December 31, 2017 and for the nine months ended September 30, 2018 there were no delinquent filers.
Legal Proceedings
On November 19, 2018, GTY, New GTY, Stephen J. Rohleder and Harry L. You commenced a lawsuit against OpenGov, Inc. (“OpenGov”) in the United States District Court for the Southern District of New York captioned GTY Technology Holdings Inc. et al. v. OpenGov, Inc., No. 18-cv-10854 (the “New York Action”). The New York Action asserts declaratory judgment claims seeking declarations that a certain confidentiality agreement between GTY Technology Holdings Inc. and OpenGov (the “Confidentiality Agreement”) has not been breached, that certain information is not confidential, proprietary and/or trade secret information of OpenGov, and that there is no enforceable agreement between GTY and OpenGov related to an acquisition of OpenGov by GTY.
On November 20, 2018, OpenGov commenced a lawsuit against GTY, New GTY, GTY Merger Sub, the Sponsor, LLC, Harry L. You, Stephen J. Rohleder and Does 1-50 in the Superior Court of the State of California in and for the County of San Mateo captioned OpenGov, Inc. v. GTY Technology Holdings Inc. et al., No. 18-cv-06264 (the “California Action”). The California Action asserts claims for breach of contract, inducing breach of contract, fraud, and trade secret misappropriation and seeks relief including monetary damages, a constructive trust, disgorgement, exemplary and punitive damages, attorneys’ fees, costs and expenses, preliminary and permanent injunctive relief, and pre- and post-judgment interest.

We intend to vigorously prosecute the New York Action and vigorously defend against the California Action. The Confidentiality Agreement includes a provision whereby OpenGov waived any claim of any kind in and to any monies in GTY’s trust account, and agreed that it would not seek recourse against the trust account for any reason whatsoever. However, we cannot provide you with any assurances as to the outcome of the New York Action or the California Action, or the amount of costs associated with litigating these actions. A preliminary injunction could delay or jeopardize the completion of the business combination, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the business combination. If we are not able to consummate our initial business combination by May 1, 2019, unless we obtain an extension of such date from our shareholders, we will be forced to liquidate and our warrants will expire worthless. In addition, an award of damages could have an adverse effect on our business, operating results, cash flows or financial condition.
Other than the New York Action and the California Action, there is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.
Periodic Reporting and Audited Financial Statements
GTY has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, GTY’s annual reports contain financial statements audited and reported on by GTY’s independent registered public accounting firm. GTY has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2017 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018.

GTY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References to “we”, “us”, “our” or the “Company” are to GTY Technology Holdings Inc. except where the context requires otherwise. The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a blank check company formed in the Cayman Islands on August 11, 2016 for the purpose of effecting a business combination. Although we are not limited to a particular industry or geographic region for purposes of consummating a business combination, we intend to focus on the technology industry, including software and services.
All activity through September 30, 2018 relates to our formation and our initial public offering and, since the closing of the initial public offering, a search for a business combination candidate. The registration statement for our initial public offering was declared effective on October 26, 2016. We consummated the initial public offering of 55,200,000 units, including the issuance of 7,200,000 units as a result of the underwriters’ exercise of their over-allotment option in full at $10.00 per unit on November 1, 2016, generating gross proceeds of  $552 million. We incurred offering costs of approximately $31 million, inclusive of approximately $30.4 million of underwriting fees. We paid $11.04 million of underwriting fees upon the closing of the initial public offering and deferred $19.32 million of underwriting fees until the consummation of the initial business combination.
Simultaneously with the closing of the initial public offering, we consummated the private placement of 8,693,334 warrants at a price of  $1.50 per private placement warrant with our Sponsor, GTY Investors, LLC, a Delaware limited liability company, generating gross proceeds of approximately $13.04 million.
Upon the closing of the initial public offering and private placement on November 1, 2016, $552 million from the net proceeds of the sale of the units in the initial public offering and the private placement was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. The funds in the trust account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with maturities of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the funds in the trust account.
Our management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the private placement, although substantially all of the net proceeds are intended to be applied toward consummating an initial business combination.
On October 30, 2018, we held an extraordinary general meeting to extend the date by which we have to consummate a business combination (the “Combination Period”) from November 1, 2018 to May 1, 2019 (the “Extension”). In connection with the Extension, an aggregate of 34,011,538 Class A ordinary shares were redeemed. As a result, we paid approximately $347.9 million out of the trust account for the redemptions.
If we are unable to complete an initial business combination by May 1, 2019, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding public shares which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and our board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of our company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.
On September 12, 2018, we entered into the GTY Agreement, the Bonfire Agreement, the CityBase Agreement, the eCivis Agreement, the Open Counter Agreement, the Questica Agreement and the Sherpa Agreement.
In connection with the Merger, the Company and the Targets will become direct or indirect wholly-owned subsidiaries of New GTY. Under the terms of the Transaction Documents, subject to customary adjustments as provided therein, we have agreed to acquire the Targets for total aggregate base consideration of up to $365 million payable in cash and stock, plus aggregate earn-outs of up to $132 million payable in cash and stock.
The Merger is subject to certain conditions, including but not limited to an approval our stockholders of the Transaction Documents. The Transaction Documents may also be terminated by either party under certain circumstances.
In connection with the Merger, we expect to seek the approval of our public warrant holders to amend the warrant agreement so that, upon the closing of the Merger, each of our outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant, and each of its outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant. Approval of the proposed amended warrant agreement requires the affirmative vote of holders of 50% of the Company’s public warrants. Approval of the amendment to the warrant agreement is not a condition to the Closing.
Critical Accounting Policy
Ordinary Shares Subject to Possible Redemption
We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification Topic 480 “Distinguishing Liabilities from Equity”. Ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption at redemption value are presented as temporary equity, outside of the shareholders’ equity section of our accompanying condensed balance sheets.
Liquidity and Capital Resources
Overview
As indicated in the accompanying financial statements, as of September 30, 2018, we had a balance of cash and cash equivalents of approximately $374,000, which excludes interest income of approximately $11.7 million from our investments in the Trust Account which is available to us for tax obligations, if any. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on us. Consequently, income taxes are not reflected in our financial statements.
Through September 30, 2018, our liquidity needs were satisfied prior to the completion of the initial public offering through receipt of a $25,000 capital contribution from our Sponsor in exchange for the issuance of our Class B ordinary shares to the Sponsor and the net proceeds of the private placement of $13.04 million held outside the trust account.

To finance transaction costs in connection with an initial business combination, our Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete an initial business combination, the Company would repay the Working Capital Loans out of the proceeds of the trust account released to the Company. In the event that an initial business combination does not close, we may use a portion of the proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans.
On August 8, 2018, our Sponsor agreed to provide up to $1 million Working Capital Loan in the form of a convertible note (the “Convertible Note”). If we complete our initial business combination, we would repay any amounts outstanding under the Convertible Note. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Amounts outstanding under the Convertible Note may be convertible into warrants of the post-business combination entity at a price of  $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. As of September 30, 2018, we borrowed $400,000 under the Convertible Note.
Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of an initial business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of  $1.50 per warrant. The warrants would be identical to the private placement warrants. If the proposed amended warrant agreement is approved, the conversion feature under the Working Capital Loans will become worthless.
We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account holding the net proceeds of the initial public offering (less taxes payable and deferred underwriting commissions) to complete our initial business combination. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
Going Concern Consideration
Our second amended and restated memorandum and articles of association, as amended, provides that we have until May 1, 2019 to complete the initial business combination as discussed above. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete the initial business combination by May 1, 2019. In connection with our assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after May 1, 2019.
As of September 30, 2018, we had working capital deficit of approximately $3.1 million. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. Based on the foregoing, we may have insufficient funds available to operate our business through the earlier of the consummation of a Business Combination or May 1, 2019. Following the initial Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations. We cannot be certain that additional funding will be available on acceptable terms, or at all. Our plans to raise capital or to consummate the initial Business Combination may not be successful. These matters, among others, raise substantial doubt about our ability to continue as a going concern.

Results of Operations
Our entire activities since August 11, 2016 (inception) up to September 30, 2018 was in preparation for our initial public offering and, since the closing of the initial public offering, a search for a prospective initial business combination candidate. We will not be generating any operating revenues until the closing and completion of our initial business combination. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the three months ended September 30, 2018, we had net loss of approximately $409,000, which consisted of operating expenses of approximately $3.1 million, and offset by interest income from our trust account of approximately $2.7 million. Of the operating expenses, approximately $2.9 million was expenses incurred in connection with the Merger.
For the three months ended September 30, 2017, we had net income of approximately $1.3 million, which consisted solely of operating expenses of approximately $144,000 and offset by interest income from our trust account of approximately $1.4 million.
For the nine months ended September 30, 2018, we had net income of approximately $3.3 million, which consisted of operating expenses of approximately $3.6 million, and offset by interest income from our trust account of approximately $6.9 million. Of the operating expenses, approximately $2.9 million was expenses incurred in connection with the Merger.
For the nine months ended September 30, 2017, we had net income of approximately $2.6 million, which consisted solely of operating expenses of approximately $570,000 and offset by interest income from our trust account of approximately $3.1 million.
Related Party Transactions
Founder Shares
In August 2016, we issued 8,625,000 shares of Class B ordinary shares to the Sponsor in exchange for a capital contribution of  $25,000. On each of October 14 and October 26, 2016, we effected a share capitalization resulting in an aggregate of 11,500,000 and 13,800,000 founder shares outstanding, respectively. The 13,800,000 founder shares include an aggregate of up to 1,800,000 shares that would be surrendered to us for no consideration by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full, so that the initial shareholders would collectively own 20% of our issued and outstanding ordinary shares after the initial public offering. As a result of the underwriters’ exercise of their over-allotment option on November 1, 2016, no founder shares were surrendered to us by the Sponsor.
In October 2016, the Sponsor transferred 25,000 founder shares to each of our independent director nominees at the same per-share purchase price paid by the Sponsor. The foregoing transfers of founder shares were made in reliance upon an exemption from the registration requirements of the Securities Act pursuant to the so-called 4(a)(1)-½ exemption. The founder shares will automatically convert into Class A ordinary shares upon the consummation of an initial business combination on a one-for-one basis, subject to adjustments. In the case that additional Class A ordinary shares, or equity-linked securities convertible or exercisable for Class A ordinary shares, are issued or deemed issued in excess of the amounts offered in our final prospectus and related to the closing of our initial business combination, the ratio at which founder shares will convert into Class A ordinary shares will be adjusted so that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate 20% of the sum of the ordinary shares outstanding upon the completion of the initial public offering plus the number of Class A ordinary shares and equity-linked shares issued or deemed issued in connection with the initial business combination (net of redemptions), excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor.
The Sponsor, officers and directors have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until the earlier to occur of  (i) one year after the completion of an initial business combination, or earlier if, subsequent to an initial business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing 150 days after the completion of an initial business combination and (ii) the date following the completion of an initial business combination on which we complete a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Private Placement Warrants
Concurrently with the closing of the initial public offering, the Sponsor purchased an aggregate of 8,693,334 private placement warrants at $1.50 per private placement warrants, generated gross proceeds of $13.04 million in the private placement.
Each private placement warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. A portion of the proceeds from sale of the private placement warrants was added to the proceeds from the initial public offering to be held in the trust account. If we do not complete an initial business combination within the Combination Period, the private placement warrants will expire worthless.
Due to Related Party
To finance transaction costs in connection with an initial business combination, our Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete an initial business combination, the Company would repay the Working Capital Loans out of the proceeds of the trust account released to the Company. In the event that an initial business combination does not close, we may use a portion of the proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans.
On August 8, 2018, we issued the Convertible Note to the Sponsor, pursuant to which we may borrow up to $1 million from the Sponsor from time to time. The Convertible Note does not bear interest and our Sponsor has agreed to waive all unpaid principal under the Convertible Note until the earlier of May 1, 2019 and the consummation of the initial business combination. The Sponsor will have the option to convert any amounts outstanding under the Convertible Note, up to $1 million in the aggregate, into warrants of the post-business combination entity to purchase Class A ordinary shares at a conversion price of  $1.50 per warrant. The terms of such warrants will be identical to the private placement warrants, including that each such warrant will entitle the holder thereof to purchase one Class A ordinary share at a price of  $11.50 per share, subject to the same adjustments applicable to the private placement warrants. Under the Convertible Note, the Sponsor has waived any and all right, title, interest or claim of any kind in or to any distribution of or from the trust account, including any right to seek recourse, reimbursement, payment or satisfaction for any claim against the trust account. As of September 30, 2018, the Company had borrowed $400,000 under the Convertible Note.
Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of an initial business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of  $1.50 per warrant. The warrants would be identical to the private placement warrants.
Administrative Service Reimbursement
We have agreed to reimburse the Sponsor in an amount not to exceed $10,000 per month for office space, and secretarial and administrative services, through the earlier of our consummation of an initial business combination or our liquidation. We recognized $30,000 and $90,000 for each of the three and nine months ended September 30, 2018 and 2017, respectively, in connection with this agreement in the accompanying statements of operations. We paid an aggregate of  $200,000 in administrative fees to the Sponsor in August 2018. As of September 30, 2018 and December 31, 2017, we had a total of  $30,000 and $140,000, respectively in administrative fees payable to our Sponsor.

Recent Accounting Pronouncements
In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expanded the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of comprehensive income is required to be filed. We anticipate our first presentation of changes in stockholders’ equity will be included in our Form 10-Q for the quarter ended March 31, 2019.
Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
Contractual Obligations
Registration Rights
The holders of the founder shares and private placement warrants and warrants that maybe issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. We will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
We paid an underwriting discount of  $0.20 per unit, or $11.04 million in the aggregate, upon the consummation of the initial public offering. Solely in the event that we complete an initial business combination, $0.35 per unit, or $19.32 million in the aggregate, will be payable to the underwriters for deferred underwriting fees from the amounts held in the trust account, subject to the terms of the underwriting agreement.
Off-Balance Sheet Arrangements
As of September 30, 2018 and December 31, 2017, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.
JOBS Act
On April 5, 2012, the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

INFORMATION ABOUT BONFIRE
The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting current expectations, estimates and assumptions concerning events and financial trends that may affect future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Bonfire Business Overview
Bonfire Interactive Ltd., a corporation incorporated under the laws of the Province of Ontario, Canada, or Bonfire, was founded in 2012 and is a major provider of software technologies for the procurement and vendor or supplier sourcing industry across government, the broader public sector, and various highly-regulated commercial vertical markets.
Bonfire offers clients and their sourcing professionals a modern software as a service (SaaS) application that helps find, engage, evaluate, negotiate with, and award contracts to suppliers. Bonfire delivers effective workflow automation, data collection and analysis, and collaboration to drive cost savings, compliance, and strategic outcomes. All of Bonfire’s applications are delivered as a SaaS offering, and Bonfire does not market or sell professional services.
Market Overview
The North American public sector represents a significant market for procurement technology. Various levels of government and public sector agencies award $1 billion in contracts every hour of every business day. Despite this magnitude, however, most of these spending decisions are made via paper, off-the-shelf spreadsheet technologies, and legacy internet-based sourcing portals. An estimated 85% of public agencies make sourcing decisions primarily via off-the-shelf, generally available, and non-specialized spreadsheet technologies.
In total, the North American public sector market includes over 99,000 cities, counties, towns, and other local government special agencies, and over 17,000 public institutions in academia, public healthcare, transit, utilities, and general state and federal agencies. Despite differences in revenue sources, service delivery, and organizational mandates, each government body or entity shapes its sourcing practices in similar ways in response to state and federal procurement legislation and the emergence of various best practices.
Each public body faces a similar challenge: how to procure the best good/service, for the best cost, within often rigid compliance and policy directives from elected bodies or other regulation. This compliance- and policy-driven environment makes public sector procurement a significantly more complex and sensitive process than in the private sector. Public sector procurement teams are typically stewards of tax-payer resources, and are subjected to high sourcing scrutiny and ethics requirements. Such entities must balance competing interests like cost-savings, compliance, and quality to achieve uniquely positive outcomes.
Public sector procurement groups are more regularly transitioning tools from offline workflows to online SaaS-enabled platforms to fulfill this mandate. Legacy internet-based portals and procurement suites often fail to respect the complexities of making procurement decisions in a public sector context. Many are mere systems of record and rudimentary interface points for buyers and suppliers. Many more fail to help procurement teams with the key functionalities of managing and analyzing supplier data for optimal sourcing decisions.
Bonfire uniquely captures the complexity and depth of public sector sourcing workflows; the software allows procurement teams to collect highly granular supplier data, analyze and evaluate it across discrete criteria, and ultimately make the best possible decision as a balance of compliance, cost-savings, and quality/fit.

Products And Services
Bonfire provides a comprehensive and flexible suite of products that addresses the procurement needs of predominantly public sector clients across academia, public healthcare, local and state government, transit, utilities, and various other state and federal agencies. Bonfire derives all of its revenues from subscription-based SaaS revenues.
A description of Bonfire’s suites of products and services follows:
eRFx & eTendering
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Control for requests for proposals, or RFPs or RFx, and bids, streamlining the entire sourcing workflow from posting to award

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Vendor-friendly online portal to post opportunities and receive structured submissions

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Evaluation tools that give deep insights into suppliers’ relative strengths/weaknesses, pricing, and other areas

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Real-time overview of projects and key performance indicators, or KPIs

Contracts	• Contract information in one centralized, searchable, online platform • Heat-mapped calendar view, reminders and KPIs • Easy creation of contracts from completed projects
Vendor Performance	• Visibility into vendor performance • Configure custom surveys for end users and set a cadence to automatically send • Real-time insights to address issues immediately
Strategy
Bonfire’s objective is to grow its revenue and earnings organically, supplemented by focused strategic acquisitions. The key components of its business strategy are to:
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Provide high quality, value-added products to its clients.   Central to Bonfire’s success so far has been the customer satisfaction and trust, as evidenced by a 95% client retention rate across clients added from January 2016 to October 2018 and net Annually Recurring Revenue, or ARR, churn of  -15% for those same clients (i.e. Net Negative Churn). Bonfire expects that it will continue to invest heavily in client success.

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Continue to expand its product offerings.   Bonfire intends to continue to build innovative new products for its clients. These include products that leverage the data stored in clients’ networks to help clients achieve better sourcing outcomes through predictive analytics, machine learning, blockchain, intra-agency collaboration, and other next-generation technologies.

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Expand its client base.   Continued client growth is key for Bonfire’s strategy. Bonfire plans to continue building out its direct client acquisition strategy while adding strategic channel relationships to aid.

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Expand its existing client relationships.   On average, Bonfire’s clients feature negative net churn of at least 15% in Year 1, and higher rates in subsequent years, indicating that they expand usage and functionality acquisition of Bonfire’s product over time. Bonfire intends to continue this strategy of increasing value and share-of-wallet of its clients.

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Attract and retain highly qualified employees.   Bonfire’s business is dependent on attracting and retaining excellent managers and employees for product development, go-to-market, administrative, and support activities. Bonfire believes that its mission, scale of the opportunity, and unique culture will allow it to continue recruiting excellent staff.

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Pursue selected strategic acquisitions.   Where appropriate, Bonfire plans to make strategic acquisitions of legacy portal providers as a way of quickening the adoption of Bonfire. This will allow Bonfire to grow revenues more rapidly than with a purely organic strategy, and to grow its supplier network and corresponding data.

Sales, Marketing, And Clients
Bonfire markets its products and services through direct, in-house sales and marketing personnel located primarily in Canada and the United States.
Sales of new systems are typically generated from outbound marketing and sales campaigns, tradeshows and conferences, word-of-mouth and referrals, and thought-leadership campaigns.
Competition
Bonfire competes with numerous local, regional, and national firms that provide or offer some or many of the same solutions that it provides. Many of these competitors are smaller companies that may be able to offer less expensive solutions than Bonfire’s. Many of these firms operate within a specific geographic area and/or in a narrow product or service niche. Bonfire also competes with national firms, some of which have greater financial and technical resources than Bonfire does, including SAP Ariba. Bonfire also occasionally competes with central internal information service departments of local governments, which requires it to persuade the end-user department to discontinue service by its own personnel and outsource the service to Bonfire.
Bonfire competes on a variety of factors, including price, service, name recognition, reputation, technological capabilities, and the ability to modify existing products and services to accommodate the individual requirements of the client. Bonfire’s ability to offer an integrated system of applications for several offices or departments is often a competitive advantage. Local governmental units often are required to seek competitive proposals through a request for proposal process and some prospective clients use consultants to assist them with the proposal and vendor selection process.
Suppliers
Substantially all of the computers, peripherals, printers, scanners, operating system software, office automation software, and other equipment necessary for the implementation and provision of Bonfire’s software systems and services are presently available from several third-party sources. Hardware is purchased on original equipment manufacturer or distributor terms at discounts from retail. Bonfire has not experienced any significant supply problems.
Government Regulation
There are no current government regulations that negatively impact Bonfire’s business or Bonfire’s ability to compete in the markets it pursues.
Intellectual Property, Proprietary Rights and Licenses
Bonfire regards certain features of its internal operations, software, and documentation as confidential and proprietary and relies on a combination of contractual restrictions, trade secret laws and other measures to protect its proprietary intellectual property. Bonfire currently does not rely on patents. Bonfire believes that, due to the rapid rate of technological change in the computer software industry, trade secrets and copyright protection are less significant than factors such as knowledge, ability and experience of its employees, frequent product enhancements, and timeliness and quality of support services. Bonfire typically licenses its software products under non-exclusive license agreements, which are generally non-transferable and have a perpetual term.
Employees
At September 30, 2018, Bonfire had 85 full-time employees. None of its employees are represented by a labor union or are subject to collective bargaining agreements. Bonfire considers its relations with its employees to be positive.
Properties
Bonfire leases and occupies approximately 21,000 square feet of office space in Ontario, Canada.

Legal Proceedings
There are no legal proceedings pending to which Bonfire is party or to which any of its properties are subject.
BONFIRE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
As used herein, the terms “Bonfire”, “we,” “our” and “us” refer to Bonfire Interactive Ltd. and its consolidated subsidiary as a combined entity.
Company Overview
Bonfire Interactive Ltd. was incorporated on March 5, 2012 under the laws of the Province of Ontario, and our wholly owned subsidiary, Bonfire Interactive US Ltd., was incorporated in the State of Delaware on January 8, 2018. We develop cloud-based eSourcing and procurement software that helps purchasers find, engage, and evaluate suppliers and manage the resulting contracting and performance relationships.
We are a leader in strategic sourcing and procurement technology, empowering organizations to make the right purchasing decisions. With tools to support the entire vendor lifecycle (sourcing, contract management, and vendor performance), we go beyond traditional mechanics to make complex decision making easy.
Proposed Merger
On September 12, 2018, we, along with five other companies that are leading the digital transformation in the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. The subject transaction is expected to close in early 2019.
Under the definitive agreements, GTY has agreed to acquire us and the five other companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants.
Revenue
We derive all of our revenues from subscription services by allowing customers to use our software without taking possession of the software. Revenue is recognized ratably over the contract term as the customer simultaneously receives and consumes the benefits of the subscription service, as the service is made available by us.
General and Administrative
General and administrative expenses consist primarily of personnel costs associated with our executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees.
Sales and Marketing
Sales and marketing expenses consist primarily of compensation and employee benefits, sales commissions, marketing events, advertising costs, travel, and trade shows and conferences.

Research and Development
All research and development costs are expensed as incurred. Research and development costs consist primarily of payroll related to employees from product and development department.
Critical Accounting Policies and Use of Estimates
Management’s discussion and analysis of financial condition and results of operations are based upon our accompanying consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, and which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. Our actual results could differ significantly from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
Revenue Recognition
We adopted the Financial Accounting Standards Board (“FASB”) new revenue recognition framework, ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.
With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, we include an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
We determine the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as we satisfy the performance obligations.

We provide subscription services by allowing customers to use our software without taking possession of the software. Revenue is recognized ratably over the contract term as the customer simultaneously receives and consumes the benefits of the subscription service as the service is made available by us. For contracts where the period between when we transfer a promised service to the customer and when the customer pays is one year or less, we have elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
We have made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by us from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.

Contract Liabilities
Contract liabilities represent amounts that have been billed or collected in advance of revenue recognition. We typically invoice customers in monthly, quarterly, or annual installments. Contract liabilities are reduced as services are provided and the revenue recognition criteria are met.
Accounts Receivable
Accounts receivable primarily consists of amounts due from our customers, which are located throughout the United States. Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. We estimate an allowance for doubtful accounts by evaluating specific accounts where information indicates the customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. Uncollectible receivables are written-off in the period management believes it has exhausted every opportunity to collect payment from the customer. Bad debt expense is recorded when events or circumstances indicate an additional allowance is required based on our specific identification approach.
Stock Based Compensation
We expense stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards. Stock-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award.
We estimate the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.
Expected Term — The expected term of options represents the period that the stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.
Expected Volatility — We estimate stock price volatility over expected terms based on comparable companies historical common stock trading prices.
Risk-Free Interest Rate — We base the risk-free interest rate on the implied yield available on Canadian government ten-year bond yields with an equivalent remaining term.
Expected Dividend — We have never declared or paid any cash dividends on its common shares and we do not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.
We elected to change our policy surrounding forfeitures of equity awards with the adoption of the guidance in ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting, on January 1, 2017. We no longer estimate the number of awards expected to be forfeited but instead account for such forfeitures as they occur.
Recent accounting pronouncements
See Note 3 to our consolidated financial statements for a description of recent accounting pronouncements applicable to our financial statements.

Results of Operations for the Nine Months Ended September 30, 2018 and 2017
The following table reflects our operating results for the nine months ended September 30, 2018 and 2017:
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	Amount Change	Percentage Change
		(Unaudited)
Revenue	$2,908,139	$1,322,296	$1,585,843	120%
Cost of sales	715,166	115,501	599,665	519%
Gross profit	2,192,973	1,206,795	986,178	82%
Operating expenses:
General and administrative	2,479,222	975,592	1,503,630	154%
Sales and marketing	2,748,276	983,198	1,765,078	180%
Research and development	1,582,335	436,290	1,146,045	263%
Total operating expenses	6,809,833	2,395,080	4,414,753	184%
Loss from operations	(4,616,860)	(1,188,285)	(3,428,575)	289%
Other income (expenses)
Interest income	47,886	—	47,886	NA
Grant income	130,676	15,000	115,676	771%
Other (expense) income	(8,925)	—	(8,925)	NA
Loss on disposal of capital assets	—	(12,223)	12,223	-100%
Foreign exchange gain (loss)	271,723	(907,617)	1,179,340	-130%
Total other income (expense), net	441,360	(904,840)	1,346,200	-149%
Net loss	$(4,175,500)	$(2,093,125)	$(2,082,375)	99%
Deemed dividend on Series Seed preferred stock	(48,128)	190,316	(238,444)	-125%
Net loss applicable to common stockholders	$(4,223,628)	$(1,902,809)	$(2,320,819)	122%

Revenues
We are a technology-focused business that provides mission-critical oriented services to clients in the government and commercial sector. Our software offerings include subscription-based software as a service (SaaS). Additionally, we provide support services as well as other professional consulting and customization of products.
Revenues incurred during the nine months ended September 30, 2018 were approximately $2.9 million compared to $1.3 million in the prior period. The increased revenues period over period were mainly due to increase in number of clients. We had 240 clients and 184 clients as of September 30, 2018 and 2017, respectively.
Operating Expenses
Operating expenses incurred during the nine months ended September 30, 2018 were approximately $6.8 million compared to $2.4 million in the prior period. Significant changes in operating expenses are outlined as follows:
•
General and administrative expenses increased to $2.5 million during the nine months ended September 30, 2018 from $1.0 million during the prior year period. The increased expenses period over period were attributable to the following:

•
stock-based compensation for employees and outside consultants,

•
compensation expenses resulting from increased headcount,

•
legal, audit and other professional fees,

•
Sales and marketing expenses increased to $2.7 million during the nine months ended September 30, 2018 from $1.0 million during the prior year period. The increased expenses period over period were mainly due to an increase in headcount in both Sales and Marketing. This increased not only the compensation expenses including compensation expenses related to stock options grant but also other related costs such as travel, sales & marketing tools, etc. Marketing spend was increased in 2018 to help drive pipeline growth with various campaigns running so this also led to an increase.

•
Research and development expenses increased to $1.6 million during the nine months ended September 30, 2018 from $0.4 million during the prior year period. The increased expenses were mainly due to the increased compensation expenses including stock options granted related to employees in product development department.

Operating expenses incurred during the year ended December 31, 2017 were approximately $3.7 million. The main cost was mainly attributable from payroll expense under General and administrative and Research and development.
Other Income (Expense)
Interest Income
We had approximately $48,000 net interest income during the nine months ended September 30, 2018, which was mainly attributable to interest earned on our Dominion Securities accounts that we hold with RBC (currently sitting in cash).
Grant Income
We had approximately $131,000 and $15,000 grant income during the nine months ended September 30, 2018 and 2017, which was mainly attributable to funding from IRAP and the Co-op Education Tax Credit earned to date.
Foreign Currency Exchange Gain (Loss)
Net foreign currency exchange for the nine months ended September 30, 2018 and 2017 were approximately $272,000 gain and $908,000 loss, respectively, which were mainly attributable from re-measurement of cash balances denominated in currencies other than the functional currency of the respective operating division recording the instrument.
Liquidity
We have incurred substantial operating losses since our inception, and we expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. We had an accumulated deficit of approximately $8.3 million at September 30, 2018, a net loss of approximately $4.2 million and approximately $2.9 million net cash used in operating activities for the nine months ended September 30, 2018.
At September 30, 2018, we had current assets of approximately $9.2 million and current liabilities of approximately $2.8 million, rendering a working capital of approximately $6.4 million. With cash of $8.1 million and current availability under our loan agreement, we believe that our existing capital resources will be sufficient to fund our planned operations and expenditures for at least twelve months from the issuance of the accompanying consolidated financial statements. However, we cannot provide assurance that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate.

Cash Flows
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017
Net cash (used in) provided by:
Operating activities	$(2,859,668)	$(1,581,417)
Investing activities	(102,587)	(42,884)
Financing activities	2,323	10,937,187
Net (decrease) increase in cash and cash equivalents	$(2,959,932)	$9,312,886

Operating Activities
For the nine months ended September 30, 2018, cash used in operations was approximately $2.9 million, resulting from a net loss of approximately $4.2 million, offset by aggregate non-cash expenses of approximately $0.5 million and changes in operating assets and liabilities of approximately $0.8 million.
For the nine months ended September 30, 2017, cash used in operations was approximately $1.6 million, resulting from a net loss of approximately $2.1 million, offset by aggregate non-cash expenses of approximately $90,000 and changes in operating assets and liabilities of approximately $421,000.
Investing Activities
Cash used in investing activities were approximately $103,000 and $43,000 for the nine months ended September 30, 2018 and 2017, respectively. The investing activities in both periods were mainly consisted of purchasing additional computer equipment, furniture and fixtures.
Financing Activities
Net cash provided from financing activities were approximately $2,000 and $10.9 million for the nine months ended September 30, 2018 and 2017, respectively. Our main capital resources were $10.7 million cash proceeds from issuance of Series A preferred stock and $0.3 million cash proceeds from issuance of Seed Series IV preferred stock during the nine months ended September 30, 2017.
Recently Issued Accounting Pronouncements
See Note 3 to our consolidated financial statements for a description of recent accounting pronouncements applicable to our financial statements.
Commitments and Contingencies
Operating Lease
We have various operating leases for our premises and office equipment. Future minimum lease payments, under our non-cancellable operating leases, are as follows as of September 30, 2018:
October 1, 2018 – December 31, 2018	$359,991
2019	582,225
2020	596,146
2021	607,227
2022	487,828
Total	$2,633,417

Legal Proceedings
We are not a party to any material legal proceedings and are not aware of any pending or threatened claims. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the SEC rules and regulations.
Qualitative and Quantitative Disclosures about Market Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of Canadian and U.S. interest rates, and foreign currency. We are primarily exposed to foreign exchange risk with respect to revenues generated outside of Canada, principally denominated in the U.S. dollar. We do not use derivatives or non-derivative financial instruments to manage our exposure to foreign exchange.
Inflation generally affects us by increasing our cost of labor and expenses. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2018 or 2017.

INFORMATION ABOUT CITYBASE
The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting current expectations, estimates and assumptions concerning events and financial trends that may affect future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
CityBase Business Overview
CityBase provides dynamic content, digital services, and integrated payments via a software-as-a-service (SaaS) platform that includes technological functionality accessible via web and mobile, kiosk, point-of-sale, and other channels. CityBase software integrates its platform to underlying systems of record, billing, and other source systems, and configures payments and digital services to meet the requirements of its clients. Its clients include government agencies and utility companies. CityBase, LLC was formed in Delaware on June 9, 2014. On July 21, 2016, CityBase, LLC was converted into a Delaware corporation, CityBase, Inc.
To complement and expand CityBase’s technology and customer base, on August 17, 2017, CityBase acquired 100% of the equity interests of the Department of Better Technology, Inc., a Delaware corporation, in exchange for shares of CityBase common stock.
Industry Background
Currently, the government technology industry is composed of legacy technology vendors (which typically use significant customization for implementation), consulting firms, in-house development, and manual processes that have never been digitized. CityBase anticipates that government will follow the digital transformation of the private sector as constituents will expect such digitalization, and ultimately such digitalization is expected to yield cost reductions and improved service to constituents. CityBase also expects a continued momentum amongst government staff and leaders to modernize government services. This future is not defined, but facilitated by, technology and will revolutionize the way that people experience government.
Product and Service Offerings
CityBase provides an enterprise SaaS platform that facilitates government and utility interactions with customers. The key elements of its products and services are digital services and payments.
Digital Services
CityBase’s digital services make it easier for constituents to register, apply, search, and pay for government and utility services — and easier for staff to administer these services. “Digital services” includes solutions that address the common interactions that people have with the government or their utility provider, which are often paper-based today. CityBase digital services include configurable digital forms and case management tools that replace manual processes or improve existing online processes for government and utility customers. CityBase’s digital service tools help government and utility staff process constituent requests faster and more effectively.
Payments
The CityBase platform helps local governments and utilities accept, track, and manage payments from their constituents. CityBase facilitates payments that provide a modern user experience, integrate seamlessly with its customers’ existing systems, and are consistent across a large enterprise. The payment technology is available via channels, including web and mobile web, kiosk, and point-of-sale terminals. Its revenue management solution allows clients to manage system-wide payment activity as well as reconcile to individual transactions in one place.

Sales and Marketing
CityBase sales of new systems are typically generated from word-of-mouth or referrals from government agencies or departments within a city or council, existing relationships between its sales representatives and government officials, contacts at trade shows, subcontracting arrangements with various partners, direct contact from potential clients already familiar with CityBase and responding to formal procurement advertisements. CityBase is active in numerous national, state, county and local government and govtech associations, and participates in annual industry trade shows.
Digital Services
CityBase’s primary targets for its digital services include city, county and municipal governments and utilities that support a population of 250,000 or more people and are looking to modernize their existing website or portal and improve back-end processes. In addition, the buyer or influencer may be in a finance or treasury department, or information technology department, that supports multiple business units of local government.
CityBase also generates sales through expanding payment clients looking to add on a digital solution to enhance the customer experience.
Payments
CityBase’s primary targets for its payment services include local or county governments and utilities that support a population of 100,000 or more people and are looking to improve the accuracy of their revenue and back-office efficiencies. In addition, the buyer or influencer may be in a finance or treasury department, or information technology department, that supports multiple business units of local government.
CityBase also generates sales of add-on channels to existing payment platform clients to enhance the customer experience.
Customers
CityBase’s clients include local and county governments and investor or municipal utility companies. Three of CityBase’s customers accounted for approximately 79%, of CityBase’s total revenues for the year ended December 31, 2017.
Competition
The market for enterprise payment, data analytics, and communication platforms for local governments and utilities is competitive and evolving. CityBase faces competition from several types of internal approaches and independent providers:
•
Custom software solutions developed by outside consultants or through internal efforts to provide partial- or full-suite offerings;

•
Software vendors that have developed agency- or utility-specific systems for individual business cases, such as property tax payments, utility payments, or freedom of information requests;

•
Other SaaS solution providers; and

•
Payment processing solution vendors serving government and utilities.

Competitive factors in CityBase’s market may include the following:
•
Service

•
Price

•
Speed to implement

•
Citizen-centric design

•
Configurability and flexibility

•
Back office function for payment and banking reconciliation

CityBase believes that it compares favorably on the basis of these factors. Some of CityBase’s current competitors have, and future competitors may have, greater financial, technical, marketing and other resources, greater resources to devote to research and development, a broader range of products and services, larger marketing budgets, more extensive customer bases and broader customer relationships, and/or longer operating histories, greater name recognition and other resources.
Government Regulation
Government Contracting Requirements
As a contractor to various government agencies, CityBase is subject to certain restrictions in how it operates. Such restrictions may exist at the individual client level and may include regulations that govern the fees that CityBase collects for its services or the ability of the government counterparty to terminate its contractual obligations.
Privacy and Data Security
In addition, as a facilitator of credit card payments, CityBase is subject to privacy and data protection laws and payment card industry best practices. CityBase is a Payment Card Industry (PCI) Level-1 compliant platform hosted in an Amazon Web Services (AWS) cloud environment. CityBase takes a number of important measures to promote data privacy and data security, including adhering to the standards and requirements, as defined by the Payment Card Industry Data Security Standard (PCI DSS), using tokenization, employing 24/7 fraud and tamper detection, real-time alerting, end-to-end encryption technology, and regularly scheduled internal and external penetration scans.
Research and Development
CityBase invests substantial resources in research and development to improve its platform and develop new products and features. CityBase’s research and development organization is primarily responsible for the design, development, testing, and delivery of its products and platform. As of September 30, 2018, CityBase had a total of 37 employees primarily engaged in research and development functions.
Intellectual Property
The success of CityBase depends, in part, on its ability to protect its brands and technologies against infringement and misappropriation. CityBase relies on a combination of contractual restrictions, confidentiality procedures, trade secret laws and other measures to protect its proprietary intellectual property. CityBase does not currently own any patents or hold other intellectual property registrations to protect its intellectual property.
CityBase uses certain intellectual property licensed from third parties, including software made available to the public under open source licenses. If any proprietary software does not continue to be available on commercially reasonable terms, CityBase believes that alternative software would be available, if necessary.
CityBase cannot be certain that its products and services do not and will not infringe the intellectual property rights of others. To the extent claims against CityBase are successful, it may have to pay substantial monetary damages or discontinue or modify certain products or services that are found to infringe another party’s rights.
Employees
As of September 30, 2018, CityBase had 62 total employees, which were all full-time. CityBase also utilizes independent contractors to support certain technical and other functions, including implementation engineers, which assist on all phases of the web-based project lifecycle, from project definition through implementation.

CityBase employees are not covered by any collective bargaining agreement, and it has never experienced a work stoppage. CityBase believes that its relations with its employees are good.
Facilities
CityBase’s corporate headquarters is located in Chicago, Illinois, where it currently leases approximately 14,560 square feet under a lease agreement set to expire in November 2021. In addition, CityBase subleases a Chicago, Illinois office to a non-related party under terms expiring on December 31, 2020. CityBase also leases a warehouse space in Illinois and co-working spaces in San Francisco, California; Indianapolis, Indiana; and Birmingham, Alabama. CityBase believes that its current facilities are adequate to meet its ongoing needs and that, to accommodate growth, it may seek additional facilities as necessary.
Legal Proceedings
On June 8, 2018, Pay-Ease filed a complaint against CityBase and another defendant, P-E Acquisition Holdings LLC, alleging, among other things, breach of contract and unjust enrichment with respect to two licensing arrangements entered into by P-E Acquisition Holdings LLC and Plaintiff in October 2013. The case, captioned Pay-Ease, LLC v. P-E Acquisition Holdings LLC and CityBase, Inc. was filed in the Circuit Court of Cook County, Illinois. The complaint contends that P-E Acquisition Holdings LLC failed to comply with its contractual obligations under the applicable agreements. No specific dollar amount for damages has been alleged, and Plaintiff has not sought injunctive relief. The Court has not yet set any deadlines for discovery or trial in this matter. CityBase intends to vigorously defend against the allegations set forth in the complaint, however, it makes no predictions, at this time, on the likelihood of success of defeating Pay-Ease’s claims.
In addition, from time to time, CityBase may be involved in litigation relating to claims arising out of its operations in the normal course of business.

CITYBASE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References to “we”, “us”, “our” or the “Company” are to CityBase, Inc., except where the context requires otherwise. The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a company based in Chicago, Illinois. We provide dynamic content, digital services, and integrated payments via a software-as-a-service (SaaS) platform that includes technological functionality accessible via web and mobile, kiosk, point-of-sale, and other channels. Our software integrates its platform to underlying systems of record, billing, and other source systems, and configures payments and digital services to meet the requirements of its clients. Our clients include government agencies and utility companies. CityBase, LLC was formed in Delaware on June 9, 2014. On July 21, 2016, CityBase, LLC was converted into a Delaware corporation, CityBase, Inc.
To compliment and expand our technology and customer base, on August 17, 2017, we acquired 100% of the equity interests of the Department of Better Technology, Inc., a Delaware corporation, in exchange for shares of our common stock.
We provide an enterprise SaaS platform that facilitates government and utility interactions with customers. The key elements of its products and services are digital services and payments.
Digital Services
Our digital services make it easier for constituents to register, apply, search, and pay for government and utility services — and easier for staff to administer these services. “Digital services” includes solutions that address the common interactions that people have with the government or their utility provider, which are often paper-based today. Our digital services include configurable digital forms and case management tools that replace manual processes or improve existing online processes for government and utility customers. Our digital service tools help government and utility staff process constituent requests faster and more effectively.
Payments
Our platform helps local governments and utilities accept, track, and manage payments from their constituents. We facilitate payments that provide a modern user experience, integrate seamlessly with its customers’ existing systems, and are consistent across a large enterprise. The payment technology is available via channels, including web and mobile web, kiosk, and point-of-sale terminals. Our revenue management solution allows clients to manage system-wide payment activity as well as reconcile to individual transactions in one place.
Proposed Merger
On September 12, 2018, we, along with five other companies that are leading the digital transformation in the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. The subject transaction is expected to close in early 2019.
Under the definitive agreements, GTY has agreed to acquire us and the five other companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants.

Liquidity
As of September 30, 2018, we had cash and cash equivalents of approximately $10.2 million, and a working capital of approximately $5.2 million.
Our liquidity to date has been satisfied through the issuance of preferred and common stock (see accompanying financial statements and footnotes). In addition from time to time, the Company has entered into debt agreements. All debt outstanding as of September 30, 2018 was paid in full in October of 2018. While we expect to continue to grow the Company’s revenues and manage its expenses, we anticipate that the Company will incur additional losses over the next 12 months. In order to provide additional liquidity, the Company may enter into new debt agreements, which in connection with the existing cash on the balance sheet, will fund expected losses over the next 12 months.
Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity to meet our needs through one year from this filing.
Revenues
Subscription and support
We provide software hosting services that provide customers with access to software and related support and updates during the term of the arrangement. Additionally, we provide subscription website services that provide customers website support services. Further, we charge a rental fee for kiosks owned by us when the kiosk has been received by the client and is fully operational and ready to accept transactions. Subscription revenues are recognized ratably over the contract terms beginning on the effective date of each contract, as the customer simultaneously receives and consumes the benefits of the subscription service, as the service is made available by us.
Our contracts have variable consideration in the form of usage fees, which are constrained and included in the transaction price in the period in which the usage occurs and the fee is known.
Sale of kiosks
Revenues from the sale of kiosks are recognized when the kiosk has been received by the client and is fully operational and ready to accept transactions, which is when the customer obtains control and has the risks and rewards of the kiosk.
Cost of revenues
Cost of revenues primarily consists of costs related to software hosting costs, kiosk related expenses, including purchases of kiosks, maintenance, depreciation and leasing costs, salaries and benefits of client services personnel, third-party service costs, and licensing costs incurred pertaining to our services to customers.
Sales and marketing
Sales and marketing expenses consist primarily of compensation and employee benefits, sales commissions, marketing events, advertising costs, travel, and trade shows and conferences. Advertising costs are expensed as incurred.
Research and development
Research and development expenses are comprised primarily of salaries and benefits associated with our engineering and product personnel. Research and development expenses also include third-party contractors. Research and development costs are expensed as incurred.
General and administrative
General and administrative expenses consist primarily of personnel costs associated with our executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees.

Other income (expenses)
Other income (expenses) include interest income earned from two related party notes, interest expense from our debt, gain (loss) from change in fair market value of warrants and gain from the expiration of a put option associated with a business acquisition.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of financial condition and results of operations are based upon our accompanying financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, and which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. Our actual results could differ significantly from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the financial statements.
Revenue Recognition
We derive revenues primarily from three sources: 1) subscription revenues, 2) usage fees and 3) sale of kiosks. The Company adopted the Financial Accounting Standards Board’s (“FASB”) new revenue standard, Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.
With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, we include an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
We determine the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as the Company satisfies the performance obligations.

For contracts where the period between when we transfer a promised service to the customer and when the customer pays is one year or less, we have elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
We have made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by us from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.

Contracts with Multiple Performance Obligations
We enter into contracts with customers that include promises to transfer software licenses, kiosks, payment processing services, and software support and maintenance. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment. For bundled packages, we account for individual services separately if they are distinct. A distinct service is separately identifiable from other items in the bundled package if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration (including any discounts) is allocated between separate services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which we separately sell the services. For items that are not sold separately, we estimate stand-alone selling prices using the adjusted market assessment approach.
Contract liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for subscription services to our SaaS offerings and related implementation and training. We recognize contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. We receive payments both upfront and over time as services are performed. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as deferred revenue, and the remaining portion is recorded in long-term liabilities as deferred revenues, non-current.
Intangible Assets
Intangible assets consist of technology and trade names with an estimated useful life of 5 and 10 years, respectively. Intangible assets are recorded at their acquisition cost less accumulated amortization and impairment. Definite lived intangible assets are amortized over their estimated useful life using the straight-line method, which is determined by identifying the period over which the cash flows from the asset are expected to be generated.
Goodwill
Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level or more frequently if events or changes in circumstances indicate that the asset might be impaired. The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.
The first step involves comparing the fair value of a company’s reporting unit to its carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. The second step involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.
Impairment of Long-Lived Assets
We review long-lived assets, including property and equipment, intangibles, and goodwill for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. We experienced no such losses for the nine months ended September 30, 2018, the year ended December 31, 2017, and the nine months ended September 30, 2017.
Derivative Financial Instruments
We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency.
We review the terms of convertible debt and equity instruments we issue to determine whether there are derivative instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.
Derivative instruments are initially recorded at fair value and, if classified as a liability, are revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.
Stock-Based Compensation
We account for stock-based compensation awards granted to employees and directors based on the awards’ estimated grant date fair value. We estimate the fair value of its stock options using the Black-Scholes option-pricing model. The resulting fair value, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years. We recognize the fair value of stock options, which contain performance conditions based upon the probability of the performance conditions being met, net of estimated forfeitures, using the graded vesting method. As of January 1, 2017, we no longer use a forfeiture rate to recognize compensation expense as a result of the adoption of ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.”
We value stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of our employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Due to our limited history, expected volatility is based on historical volatilities of comparable companies over the estimated expected life of the stock options. We assumed no dividend yield because we do not expect to pay dividends on our common stock in the near future, which is consistent with our history of not paying dividends on our common stock.
Recent accounting pronouncements
See Note 3 to our consolidated financial statements for a description of recent accounting pronouncements applicable to our financial statements.

Results of Operations for the Nine Months Ended September 30, 2018 And 2017
	Nine months ended September 30,		Change
	2018	2017 (unaudited)	$	%
Revenues
Subscription and support	$3,759,981	$2,146,870	$1,613,111	75%
Sale of kiosks	321,135	1,090,500	(769,365)	-71%
Total revenues	4,081,116	3,237,370	843,746	26%
Cost of revenues
Subscription and support	2,700,941	1,920,646	780,295	41%
Sale of kiosks	322,446	902,466	(580,020)	-64%
Total cost of revenues	3,023,387	2,823,112	200,275	7%
Gross Profit	1,057,729	414,258	643,471	155%
Operating expenses
Sales and marketing	938,656	756,042	182,614	24%
Research and development	3,128,351	2,571,076	557,275	22%
General and administrative	4,679,132	2,732,056	1,947,076	71%
Total operating expenses	8,746,139	6,059,174	2,686,965	44%
Loss from operations	(7,688,410)	(5,644,916)	(2,043,494)	36%
Other income (expenses)
Interest income	1,521	773	748	97%
Interest expense	(301,617)	(3,002)	(298,615)	9947%
Sublease loss	—	(16,052)	16,052	-100%
Change in fair value of notes payable	(1,386,503)	—	(1,386,503)	n/a
Change in fair value of put option	98,808	—	98,808	n/a
Change in fair value of warrant liability	(39,154)	(78)	(39,076)	50097%
Other income (expense), net	(1,626,945)	(18,359)	(1,608,586)	8762%
Net loss	(9,315,355)	(5,663,275)	(3,652,080)	64%
Cumulative preferred stock dividends	(856,925)	(756,065)	(100,860)	13%
Net loss applicable to common stockholders	$(10,172,280)	$(6,419,340)	$(3,752,940)	58%
Basic and diluted loss per share attributable to common stockholders:	$(133.53)	$(91.29)	$(42.24)	46%
Basic and diluted weighted average shares used to compute earnings per share:	76,182	70,319	5,863	8%

Revenues
The increase in subscription and support revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was due to the Company onboarding new customers as well as obtaining additional revenues from existing customers through increased usage fees and new services purchased. The decrease in sale of kiosks revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was a result of a customer’s contract being fulfilled in 2017. The new customers whose contracts included kiosks sales in 2018 have fewer kiosks.

Cost of revenues
The increase in cost of revenues for subscription and support revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to increased implementation services in line with new customer onboarding. The decrease in cost of revenues for sale of kiosks revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to the decrease in the number of kiosks sold during 2018.
Sales and marketing
The increase in sales and marketing for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily a result of increased headcount and increased sales conferences expenses, including travel.
Research and development
The increase in research and development for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to increased headcount associated with expansion of our existing technology platform as well as new product development.
General and administrative
The increase in general and administrative costs for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to increased headcount and transaction related costs associated with the Company’s Series C preferred stock issuance and expenses incurred in connection with the agreement and plan of merger with GTY (see footnote 16 in accompanying financial statements).
Other Income (Expense), net
The increase in expenses under other income (expense), net for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017, was primarily due to the change in fair value of convertible notes payable (see footnote 9 in accompanying financial statements).
Cash Flows
	Nine months ended September 30,
	2018	2017 (unaudited)
Net cash (used in) provided by:
Operating activities	$(5,774,770)	$(2,825,973)
Investing activities	(249,719)	(200,738)
Financing activities	15,439,688	3,217,099
Net increase in cash and cash equivalents	$9,415,199	$190,388
Operating Activities
For the nine months ended September 30, 2018, cash used in operations was approximately $5.8 million, resulting from a net loss of approximately $9.3 million, offset by aggregate non-cash expenses of approximately $2.1 million and changes in operating assets and liabilities of approximately $1.4 million.
For the nine months ended September 30, 2017, cash used in operations was approximately $2.8 million, resulting from a net loss of approximately $5.7 million, offset by aggregate non-cash expenses of approximately $373,000 and changes in operating assets and liabilities of approximately $2.5 million.
Investing Activities
For the nine months ended September 30, 2018, cash used in investing activities was approximately $250,000, resulting from purchases of property and equipment of approximately $225,000 and a loan receivable from a related party of  $25,000.

For the nine months ended September 30, 2017, cash used in investing activities was approximately $201,000, resulting from purchases of property and equipment of approximately $162,000, a loan receivable from a related party of  $150,000, and offset by cash acquired in the acquisition of the Department of Better Technology, Inc. of approximately $111,000.
Financing Activities
For the nine months ended September 30, 2018, cash provided from financing activities was approximately $15.4 million, largely impacted by proceeds from the issuance of Series C preferred stock of approximately $10.0 million, the issuance of  $4.0 million in convertible notes payable, and the issuance of $2.0 million in subordinated debt.
For the nine months ended September 30, 2017, cash provided from financing activities was approximately $3.2 million, primarily resulting from proceeds from the issuance of Series B preferred stock of approximately $2.3 million and the issuance of a $1.0 million credit facility.
Related Party Activities
During May 2017, we advanced funds in the amount of  $150,000 to an officer under the terms of a promissory note agreement (“the Note”). The officer shall pay the entire unpaid principal in full on May 4, 2020, or on the maturity date of any renewal of the Note. Interest is payable annually in arrears. During May 2018, we advanced additional funds in the amount of  $25,000 to the same officer under the terms of a promissory note agreement (“the Second Note”). The officer shall pay the entire unpaid principal in full on May 10, 2021, or on the maturity date of any renewal of the Second Note. Interest is payable annually in arrears.
The unpaid principal balance for the Note and the Second Note bears interest at an annual rate equal to the Applicable Federal Rate, which is acknowledged to be 1.15% as of September 30, 2018. Accrued interest for the Note and the Second Note of  $1,401 and $1,134 as of September 30, 2018 and December 31, 2017, respectively, was included with the outstanding principal balance. The Note, the Second Note and aforementioned guarantee are collateralized by shares of the Company’s common stock held by the officer.
Annual principal payments required under the terms of the Note and Second Note agreements for the three months ended December 31, 2018 and the succeeding years ending December 31, 2018 are estimated to be as follows:
Principal Payments
2018	$—
2019	—
2020	150,000
2021	25,000
Total	$175,000

Commitments And Contingencies
Operating Leases
We have operating lease agreements for office spaces with third parties. Our primary office facility lease in Chicago, Illinois expires November 2021. We are responsible for property taxes, electricity, insurance, and routine maintenance. The lease is secured by a $116,000 letter of credit which can be reduced by $37,613 and $39,433 on the one year and two year anniversaries, respectively, of the rent commencement date.

The following is a schedule of future minimum rental payments required under non-cancelable operating leases for the three months ending December 31, 2018 and the succeeding years ending December 31,:
Amount
2018	$160,791
2019	649,641
2020	661,845
2021	458,033
Total	$1,930,310

We sublease one of our Chicago, Illinois offices to a non-related party under terms expiring on December 31, 2020.
The following is a schedule of future minimum rental payments expected under noncancelable operating sub-leases as sub-lessor for the three months ending December 31, 2018 and the succeeding years
Year	Amount
2018	$36,474
2019	146,890
2020	149,868
Total	$333,232

Capital Leases
We have various capital leases that expire at various dates through January 2023. At September 30, 2018, the future minimum lease payments under capital leases for the three months ending December 31, 2018 and the succeeding years ending December 31, are presented as follows:
2018	$64,150
2019	227,150
2020	175,274
2021	140,400
2022	33,290
2023	666
Total minimum lease payments	640,930
Less: amount representing interest, maintenance, and warranties	(197,868)
Present value of minimum lease payments	443,062
Less: current portion	(143,545)
Non current portion	$299,517

Litigation
We are party to a dispute and legal actions which arose in the ordinary course of business. While we believe we have meritorious defenses against the suit, there is a reasonable possibility that the ultimate resolution of this matter could result in a negative outcome for us. Given the early stages of the litigation, the range of potential loss is inestimable. Therefore no additional disclosure or accrual is required.
Off-balance sheet arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the SEC rules and regulations.

Qualitative and Quantitative Disclosures about Market Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments, including cash equivalents, are in the form of U.S. Treasury securities and a money market fund that is invested in U.S. Treasury securities.
Inflation generally affects us by increasing our cost of labor and expenses. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2018 or 2017.

INFORMATION ABOUT eCIVIS
The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting current expectations, estimates and assumptions concerning events and financial trends that may affect future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
eCivis Business Overview
eCivis provides cloud-based grants management and cost allocation software for state, local and tribal governments and other government entities. eCivis helps thousands of public agencies maximize their grant revenues, track financial and program performance, prepare cost allocation plans and budgets, and access free open data tools to make sense of federal data. eCivis’s solutions simplify grant pursuance, proposal development, budgeting, program implementation, performance, reporting, compliance and management of subrecipients in one single centralized enterprise system. eCivis was founded in Pasadena, California in 2000 with the help of local government leaders at the International City/County Management Association (ICMA). Since its establishment, eCivis has carried out over 150 enterprise government implementations and subscribed to by over 3,600 state and local government agencies. Federal grant funding in the most recent fiscal year 2017 accounted for more than $700 billion and represents approximately 18% of the US budget.
Industry Background
eCivis has identified a major inefficiency in the flow of government funding between state and federal government and businesses, individuals and various local government entities. The grant funding process is inefficient, with the majority of local governments lacking essential human and technical resources to pursue and manage the grant process. Instead, staff members without formal training often attempt to fit grants management into their already heavy workload, without access to standardized forms, tools or processes, resulting in inefficient strategy and lost opportunities for funding. Data and information is rarely standardized and is entered into common back office tools such as spreadsheets and outdated grant management systems without comprehensive tracking and integration functions. Furthermore, currently-existing fund management systems are unable to monitor the proper use of funds, leading to significant mismanagement and even risk of loss and misappropriation of funds. Competitive grants are time sensitive and require immediate attention whereas procurement and internal sources take time to be approved. eCivis provides products and services that can be deployed quickly and with little technical support to address the time sensitive nature of these grant funds.
eCivis’s Products and Services
The eCivis solution consists of four core cloud-based products including grants research, grants management, sub-recipient management, and cost allocation and recovery. To assist its customers in the implementation of its cloud-based products, eCivis also offers one-time implementation services including data integration, grants migration and change management. Additionally, eCivis provides ongoing grants management training and cost allocation plan consulting.
Grants Acquisition Solution — eCivis Grants Network
The eCivis Grants Network provides clients with the ability to manage the entire planning and grant pursuance process by integrating each step from project creation to grant award, so that stakeholders can eliminate unnecessary steps and systems required to secure the right funding for their projects. Users can use eCivis’s platform to determine grant award eligibility and financial requirements, create and track projects requiring funding, track goals and objectives for funding, and assign various metrics to review and track organizational performance. The platform provides clients with the ability to search over 16,000 federal, state and foundation grants, all identified, analyzed and summarized by eCivis’s full-time professional research staff. Such grants can be searched with an easy to use advanced multi-factor search engine and reviewed via organized standard tabs to effectively identify the most relevant grants. Users can review application files and e-mail grants to internal and external recipients, as well as save and/or assign grants to internal projects. Built-in compliance tools help determine and confirm whether internal proposals and costs align with applicable federal and non-federal guidelines.
Grants Management Software Solution
The eCivis Grants Management Software Solution allows users to manage the entire grant process, from sourcing grant application to closeout. Some of the key features of the Grants Management Software Solution include the ability to: organize projects and grants by organizational departments, review an enterprise-wide view of all grant activities, and access advanced workflows and robust management reporting systems. Users can build and save template reports for internal and external reporting, setup required tasks at various post-award stages, integrate project tasks with e-mail calendars, manage the communication and approval of budget amendments, and access a myriad of other features and functions. Users are also able to organize and connect financial data to and from ERP/GL against grant budgets using data integration functions — over twenty-six data integrations with government ERP/GL are provided to serve this function. Additionally, eCivis also maps compliance requirements into standard available actions across the entire grant lifecycle, and provides a library of resource that can be accessed at any time to understand 2 CFR 200 guidelines.
Subrecipient Management Solution
eCivis’s subrecipient management solution allows funders, applicants and subrecipients to interact with each other in a modern and scalable platform to reduce risk, improve information sharing, and increase and organizational performance and efficiency. Some of the key features of this platform include the ability to create and track grant solicitation, score and record decisions on applicants, check DUNS and EIN data, track application history, track and share performance metrics for grant goals and/or objectives, allocate and track multiple funding sources, track all pre-award grant activity by department, project, CFDA, etc., as well as a wide range of other features.
Cost Allocation Software
eCivis’s cost allocation software tracks and compares expenditures and allocation basis by fiscal years, and provides a concise methodology for budgeting and program delivery planning. The platform allows users to: maximize efficiency by minimizing time spent entering and reviewing data and producing cost and plans reports, maximize grant and program funding through full and complete cost recovery and allocation, provide a clear and concise methodology to assist in developing budgets and planning program delivery, and determine full, defensible, indirect costs to include in ICRPs, hour rates, user fees, and SB90 claims.
Consulting and Training
eCivis’s team of experienced consultants and support staff provide training to improve planning, acquisition and effective management of federal and non-federal grants. Further, eCivis’s strategic grant development and grant writing service helps stakeholders develop a comprehensive solution leading to sustainable grant success by helping clients, among other things: (i) thoroughly understand key initiatives and internal projects eligible for grant funding, (ii) research grants that align to internal initiatives and organizational priorities to fill existing gaps, (iii) access organizational capacity to apply for grants successfully, (iv) align internal procurement processes and resources to pursue grant opportunities in a more efficient and effective way, and (v) draft grant proposals and provide strategic advice and consulting services to shape priorities per grant funding notices. Finally, the platform also offers a wide array of expert guides and other resources to its users.
Revenues, Sales and Marketing
eCivis derives its revenues primarily from subscription services and professional services. No single contract or customer represents a disproportionate percentage of revenue. eCivis’s subscription services revenue primarily consists of fees that provide customers access to either its grant management or cost allocation cloud applications. Such subscriptions are typically one to three years in length, and are priced based on a number of factors, including the number of users having access to the products and the number of products purchased by the customer. eCivis’s professional services revenues primarily consist of fees for data integration with the customer’s systems and the eCivis grant management application, migration of grants, training, and grant writing services.
eCivis focuses its sales and marketing efforts towards local, state and tribal governments and sells its solution to this market primarily through its direct sales force. The length of its sales cycle depends on the size of the potential customer and contract, as well as the type of solution or product being purchased. The sales cycle of its state government customer is generally longer than that of its local government customers. As eCivis continues to focus on increasing its average contract size and selling more advanced products, it expects its sales cycle to lengthen and become less predictable, which could cause variability in results for a particular period. Additionally, the nature, complexity and extent of its implementations will also increase, which may increase eCivis’s professional services revenues as a percentage of its overall revenues.
Research and Development
eCivis has spent approximately $1.0 million and $0.8 million during the nine months ended September 30, 2018 and 2017, respectively on research and development activities.
Employees
As of November 1, 2018, eCivis had forty-seven full-time employees. eCivis also employs independent contractors to support grant services, web development, research publishing and editing, fit-gap analysis, change management, implementation services and marketing. eCivis’s employees are not covered by any collective bargaining agreement and eCivis has never experienced a work stoppage. eCivis believes that its relations with its employees are good, and its turnover has been very low (less than ten percent in 2018), with the average employment tenure with existing employees at 3.5 years. Furthermore, eCivis has two leading experts in the fields of grant management and cost allocation services in management positions.
Facilities
eCivis’s headquarters are located in a multi-tenant office building at 418 N. Fair Oaks Ave., Ste. 301, Pasadena, CA 91103, where eCivis leases approximately 10,030 rentable square feet. eCivis’s lease for such space commenced on November 6, 2013 and expires on May 31, 2022. On June 1, 2017, eCivis subleased 2,500 rentable square feet to a subtenant, which sublease expires on May 31, 2022. eCivis does not own any facilities as of the date of this filing. eCivis believes that substantially all of its property and equipment is in good condition and its buildings and improvements have sufficient capacity to meet current needs.
Intellectual Property
eCivis does not own any patents. eCivis owns the registered trademarks: “ECIVIS”, “GRANTS NETWORK”, “NONPROFIT ONE-STOP” and “COSTTREE”.
Government Regulation
There are no current government regulations that negatively impact eCivis’s business or ability to compete in its markets.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against eCivis or any members of its management team in their capacity as such.

eCIVIS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References to “we”, “us”, “our” or the “Company” are to eCivis, Inc., except where the context requires otherwise. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto of eCivis, Inc. included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this report.
Overview
We are a Delaware corporation headquartered in Pasdaena, CA, and are a leading Software as a Service (“SaaS”) provider of grants management and indirect cost reimbursement solutions that enable our customers to standardize and streamline complex grant processes in a fully integrated platform. Our platform consists of four core cloud-based products including grants research, grants management, sub-recipient management, and cost allocation and recovery. To assist our customers in the implementation of our cloud-based products, we offer one-time implementation services including data integration, grants migration and change management. Additionally, we provide ongoing grants management training and cost allocation plan consulting.
We focus our sales and marketing efforts toward local, state and tribal governments and sell our solutions to this market primarily through our direct sales force. The length of our sales cycle depends on the size of the potential customer and contract, as well as the type of solution or product being purchased. The sales cycle of our state government customer is generally longer than that of our local government customer. As we continue to focus on increasing our average contract size and selling more advanced products, we expect our sales cycle to lengthen and become less predictable, which could cause variability in our results for any particular period. Additionally, the nature, complexity and extent of our implementations will also increase which may increase our professional services revenues as a percentage of our overall revenues.
We have historically signed a higher percentage of agreements with new customers in June, September and December which correlates with the budget start dates of our target markets. As the terms of most of our customer agreements are measured in full year increments, agreements initially entered during these months will generally come up for renewal at that same time in subsequent years. This seasonality is reflected in our revenues as we recognize subscription revenue ratably over the term of the customer contract.
On March 12, 2018, we acquired certain assets and contract liabilities of CostTree LLC and CostTree Holdings LLC. The transaction was recorded as a business combination.
Proposed Merger
On September 12, 2018, we, along with five other companies that are leading the digital transformation in the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. The subject transaction is expected to close in early 2019.
Under the definitive agreements, GTY has agreed to acquire us and the five other companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants.
Liquidity
We have incurred net losses of  $769,223, $193,191 and $226,435 for the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017, respectively, and had net cash used in operating activities of  $612,505, $248,699 and $308,713 for the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017, respectively. We believe that these matters, amongst others, raise doubt about our ability to continue as a going concern.
As of September 30, 2018, we had cash of  $99,685 and a working deficit of  $1,412,349. As such, we anticipate that we will have to raise additional funds and/or generate revenue within twelve months to continue operations and to implement our business plan. Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and results from our business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If we are unable to raise sufficient funds, we may be forced to scale back our operations or cease operations.
Revenues
Subscription and support
We derived approximately 90% of our revenue from subscriptions to our cloud-based software platform and approximately 10% from professional services for the nine months ended September 30, 2018. Our subscriptions are typically one to three years in length. We price our subscriptions based on a number of factors, primarily the number of users having access to the products and the number of products purchased by the customer. Subscription revenue is recognized ratably over the term of the agreement. The first year of subscription fees are typically payable within 30 days after execution of a contract, and annually thereafter upon renewal.
Professional services
Professional services consisting of our implementation, training and consulting services are generally billed in advance on a fixed fee basis and recognized over time as services are performed.
Cost of revenues
Subscription and support
Subscription and support cost of revenues primarily consists of payroll and related costs pertaining to our grants research personnel, partnership fees incurred to enhance our products and amortization of acquired intangibles resulting from the CostTree acquisition.
Professional services
Professional services cost of revenues primarily consists of payroll and related costs associated with our implementations personnel, third-party consultant fees and travel costs.
Operating expenses
Sales and marketing
Sales and marketing expense primarily consists of payroll and related costs associated with our sales personnel, travel costs, conferences and trade shows, commissions expense, and amortization of acquired intangibles resulting from the CostTree acquisition.
In connection with the adoption of ASC 606, we recognize an asset for the incremental and recoverable costs of obtaining a contract with a customer if we expect the benefit of those costs to be one year or longer. We have determined that certain sales incentive programs to the Company’s employees (“prepaid commissions”) meet the requirements to be capitalized. Prepaid commissions related to new revenue contracts and upsells are deferred and then expensed on a straight-line basis over the expected period benefit, which we have determined is the non-cancellable contractual period, based upon the estimated customer life and supported by historical performance in renewing these contracts.

Total expense related to the asset recognized from the costs to obtain a contract with a customer is included in sales and marketing in the statement of operations and was $37,043 and $34,129 for the nine months ended September 30, 2018 and 2017 and $41,841 for the year ended December 31, 2017, respectively.
Research and development
Research and development expense primarily consists of payroll and related costs associated with our research and development personnel, hosting and technology costs to support our software development, and consulting fees.
General and administrative
General and administrative expense primarily consists of payroll and related costs associated with our management, office, and accounting personnel, rent, professional fees associated with our legal, accounting and recruiting services, travel cost of general administrative personnel, bad debt expense, and amortization of acquired intangibles resulting from the CostTree acquisition.
Other Income (expense)
Other income (expense) primarily consists of one-time transaction costs associated with the proposed acquisition by GTY, sublease income and losses, interest income and expense, and gains and losses on sales of marketable securities.
Critical accounting policies and significant judgments and estimates
Management’s discussion and analysis of financial condition and results of operations are based upon our accompanying financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, and which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. Our actual results could differ significantly from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
Revenue Recognition
We adopted the Financial Accounting Standards Board (“FASB”) new revenue recognition accounting framework, Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.
For contracts where the period between when we transfer a promised service to the customer and when our customer pays is one year or less, we have elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component. We have made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by us from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
We derive our revenues primarily from subscription services and professional services.

Subscription services revenues
Subscription services revenues primarily consist of fees that provide customers access to either our grants management or cost allocation cloud applications. Revenue is generally recognized on a ratable basis over the contract term beginning on the date that our service is made available as the customer simultaneously receives and consumes the benefits of the services throughout the contract term. Our subscription contracts are generally one to three years in length, billed annually in advance and payments are due within thirty days of the invoice date.
Professional services revenues
Professional services revenues primarily consist of fees for data integration with the customer’s systems and our grant management application, migration of grants, training, and grant writing services. The majority of our professional services for data integration and grant migration are billed in advance on a fixed price basis and recognized over time based on the proportion performed. For years preceding September 30, 2018, we recognized these services from ninety to one hundred and twenty days from the execution date of the contract. For training and grant writing services, revenue is recognized over time as the services are performed.
Significant judgments
Our contracts with customers often include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgment is also required to determine the stand-alone selling price (“SSP”) for each distinct performance obligation as well as the satisfaction of performance obligations related to our professional services revenue. We typically have more than one stand-alone selling price for our SaaS solutions and professional services. Additionally, we have determined that there are no third-party offerings reasonably comparable to our solutions. Therefore, we determine the SSPs of subscriptions to the SaaS solutions and professional services based on numerous factors including our overall pricing objectives, customer size, number of users, and discounting practices. Professional services related to our data integration and grant migration include performance obligations that are generally satisfied between ninety and one-hundred twenty days from the inception of the contract and management recognizes the corresponding revenue accordingly. The measurement of these performance obligations related to these services requires significant judgments based on historical past performance.
Contract liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for subscription services to our SaaS offerings and related implementation and training. We recognize contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as contract liabilities, and the remaining portion is recorded in long-term liabilities as contract liabilities, noncurrent.
Assets recognized from the costs to obtain a contract with a customer
We recognize an asset for the incremental and recoverable costs of obtaining a contract with a customer if we expect the benefit of those costs to be one year or longer. We have determined that certain sales incentive programs to our employees (“prepaid commissions”) meet the requirements to be capitalized. Prepaid commissions related to new revenue contracts and upsells are deferred and then amortized on a straight-line basis over the expected period benefit, which we have determined is the non-cancellable contractual period, based upon the estimated customer life and supported by historical performance in renewing these contracts.
Stock-based compensation
We account for stock-based compensation awards granted to employees and directors based on the awards’ estimated grant date fair value. We estimate the fair value of stock options using the Black-Scholes option-pricing model. The resulting fair value is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years. We recognize the fair value of stock options, net of estimated forfeitures, using the graded vesting method. As of January 1, 2017, we no longer uses a forfeiture rate to recognize compensation expense as a result of the adoption of ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.”
We value stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and end of the contractual term. We use the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. We have assumed no dividend yield because we do not expect to pay dividends in the near future, which is consistent with our history of not paying dividends.
We value restricted stock units at the closing market price on the date of grant, and recognize compensation expense ratably over the requisite service period of the restricted stock unit award.
Impairment of Long-lived Assets, Goodwill and Intangible Assets Subject to Amortization
We periodically review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When events indicate that an asset may be impaired and the estimated undiscounted cash flows are less than the carrying amount of the asset, the impaired asset is adjusted to its estimated fair value and an impairment loss is recorded.
Recent accounting pronouncements
See Note 2 to our financial statements for a description of recent accounting pronouncements applicable to our financial statements.

Results of Operations for the nine months ended September 30, 2018 and 2017
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change
			$	%
		(Unaudited)
Revenues
Subscription and support	$3,351,432	$3,251,491	$99,941	3%
Professional services	393,480	235,793	157,687	67%
Total revenues	3,744,912	3,487,284	257,628	7%
Cost of revenues
Subscription and support	953,769	640,984	312,785	49%
Professional services	328,964	302,011	26,953	9%
Total cost of revenues	1,282,733	942,995	339,738	36%
Gross profit	2,462,179	2,544,289	(82,110)	-3%
Operating expenses
Sales and marketing	888,442	748,077	140,365	19%
Research and development	973,436	805,785	167,651	21%
General and administrative	1,262,399	1,192,505	69,894	6%
Total operating expenses	3,124,277	2,746,367	377,910	14%
Loss from operations	(662,098)	(202,078)	(460,020)	228%
Other income (expense)
Interest income	11,785	36,566	(24,781)	-68%
Interest expense	(16,746)	(7,268)	(9,478)	130%
Sublease income	54,934	46,570	8,364	18%
Loss on sublease	—	(75,755)	75,755	-100%
Acquisition costs	(159,696)	—	(159,696)	100%
Gain (loss) on sales of marketable securities	2,598	8,774	(6,176)	-70%
Other income (expense), net	(107,125)	8,887	(116,012)	-1305%
Net loss	$(769,223)	$(193,191)	$(576,032)	298%

Revenues
The increase in revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to an increase of approximately $158,000 and $100,000 of professional services and subscription revenues, respectively. The increase in the professional services was driven primarily by a $100,000 increase in billings of data integration and grants migration services present in advanced implementations. Our subscription revenues increased by approximately $100,000 or 3% due to an approximate 30% increase in annual contract values offset by a 15% decrease in customers.
Cost of revenues
The increase in cost of revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to an increase of approximately $244,000 in partnership fees pertaining to expanding certain functionality of our products, an approximate $61,000 increase in payroll and related costs and an approximate $47,000 increase in amortization expense due to the acquisition of CostTree offset by an approximate $21,000 decrease in consulting fees.

Sales and marketing
The increase in sales and marketing expense for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to an approximate $58,000 increase in trade shows and conferences, an approximate $53,000 increase in payroll and related costs, an approximate $29,000 increase in amortization expense due to the acquisition of CostTree, and an approximate $25,000 increase in travel costs offset by an approximate $27,000 decrease in consulting fees.
Research and development
The increase in research and development expense for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to an approximate $109,000 increase in payroll and related costs and an approximate $42,000 increase in hosting and technology costs.
General and administrative
The increase in general and administrative expense for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to an approximate $78,000 increase in professional services fees due primarily to the acquisition of CostTree and recruiting fees, an approximate $40,000 increase in payroll and related costs, an approximate $25,000 increase in travel costs, an approximate $22,000 increase in amortization expense due to the acquisition of CostTree, and $16,000 increase in bad debt expense offset by an approximate $77,000 decrease in rent expense and $55,000 decrease in related party fees.
Other Income (Expense), net
The decrease in other income (expense), net for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017, was primarily due to $160,000 of acquisition costs related to the proposed purchase of the Company by GTY offset by an approximate $76,000 decrease in losses from our sublease.
Cash Flows
	Nine months ended September 30, 2018	Nine months ended September 30, 2017
		(Unaudited)
Net cash flows used in operating activities	$(612,505)	$(248,699)
Net cash flows provided by investing activities	$662,824	$1,027,670
Net cash flows used in financing activities	$(252,176)	$(943,583)
Operating Activities
Our net loss and cash flows used in operating activities are significantly influenced by our investments in personnel, partnership expansion and transaction costs associated with our acquisition by GTY.
For the nine months ended September 30, 2018, cash used in operations was approximately $613,000 resulting from a net loss of approximately $769,000 and approximately $10,000 in net cash used from changes in operating assets and liabilities offset by approximately $167,000 of net non-cash expenses. The $167,000 of cash flow provided by net non-cash expenses was driven by approximately $140,000 in depreciation and amortization expense incurred primarily from the acquisition of CostTree.
For the nine months ended September 30, 2017, cash used in operations was approximately $249,000 resulting from a net loss of approximately $193,000 and approximately $112,000 net cash used from changes in operating assets and liabilities offset by approximately $56,000 of net non-cash expenses. The $112,000 of net cash used from changes in operating assets was primarily driven by an approximate $607,000 decrease in contract liabilities and a an approximate $129,000 increase in prepaid expenses offset by a $268,000 decrease in accounts receivable, $135,000 increase in accrued liabilities, and $131,000 increase in accounts payable.

Investing Activities
Our investing activities consists primarily of investments and sales of marketable securities and capital expenditures.
For the nine months ended September 30, 2018 and 2017, cash provided by investing activities was approximately $663,000 and $1,028,000, respectively. We sold approximately $1,001,000 and $1,315,000 of marketable securities and purchased approximately $336,000 and $258,000 during the nine months ended September 30, 2018 and 2017, respectively.
Financing Activities
Our financing activities consists primarily of repayments and proceeds from our line of credit and payments of contingent consideration associated with our acquisition of CostTree.
For the nine months ended September 30, 2018 and 2017, cash used in financing activities was approximately $252,000 and 944,000, respectively. We made approximately $463,000 and $1,136,000 in repayments and borrowed approximately $269,000 and $200,000 during the nine months ended September 30, 2018 and 2017, respectively. During the nine months ended September 30, 2018, we sold our marketable securities and used the proceeds to repay our line of credit in full. We made $50,000 in payments to CostTree LLC during the nine months ended September 30, 2018 pertaining to the contingent earn-out resulting from our acquisition of CostTree.
Contractual Obligations
Operating leases — We lease our office facilities under a non-cancelable operating lease, which expires in May 2022. Future minimum lease payments are as follows:
For the three months ended December 31, 2018	$77,181
For the years ended December 31,
2019	308,723
2020	308,723
2021	308,723
2022	128,635
$1,131,985

In 2017, we entered into an agreement to sublease a portion of the leased office space in Pasadena, CA to an unrelated party under a non-cancelable lease that expires in May 2022. Our lease expense will be offset by payments due under the sublease as follows:
For the three months ended December 31, 2018	$20,450
For the years ended December 31,
2019	62,882
2020	64,771
2021	66,713
2022	28,138
$242,954

Upon execution of the sublease, we recognized $75,755 in sublease liabilities which is amortized over the remaining life of the lease and recognized as sublease rental income.
Capital leases — We lease computer equipment under capital lease agreements. Outstanding principal payments under capital lease obligations were $10,683, payable in full in 2019.
Litigation — From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. We are not currently a party to any legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnification — In the ordinary course of business, we may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments we could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments we could be required to make under these indemnification provisions is indeterminable. We have never paid a material claim, nor have it been sued in connection with these indemnification arrangements. As of September 30, 2018, and December 31, 2017, we have not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.
Off-balance sheet arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the SEC rules and regulations.
Qualitative and Quantitative Disclosures about Market Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments, including cash equivalents, are in the form of U.S. Treasury securities and a money market fund that is invested in U.S. Treasury securities.
Inflation generally affects us by increasing our cost of labor and expenses. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2018 or 2017.

INFORMATION ABOUT OPEN COUNTER
The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting current expectations, estimates and assumptions concerning events and financial trends that may affect future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Open Counter Business Overview
Open Counter builds software to streamline municipal permitting and licensing through four products: the Business Portal, Residential Portal, Special Events Portal, and Zoning Portal. These products help applicants understand the scope of their permitting projects, and apply and pay for the necessary permits online. The portals also allow city administrators to process incoming applications and respond to applicant inquiries online. By automating these processes, the software reduces the need for in-person meetings, and allows city staff to focus on higher-value assignments.
Open Counter’s Products and Services
Open Counter offers four products: Business Portal, Residential Portal, Special Events Portal, and Zoning Portal.
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The Business Portal helps entrepreneurs understand the costs and complexity of establishing or growing a business in a particular city. The Open Counter Business Portal educates potential applicants about necessary business permits, and provides estimates about the associated time and costs associated with a particular project. Once applicants are ready to proceed with a project, they can use the Business Portal to apply online for necessary permits.

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The Residential Portal educates homeowners about the rules and regulations regarding residential additions, alterations, and new construction to help plan projects and remain in compliance with City code enforcement.

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The Special Events Portal helps applicants understand the process involved in hosting a special event in a public space by handling site selection, cost estimation, event scheduling, and online applications. The Special Events Portal provides a high-level overview tool to educate users about which types of events are allowed, where events may be located, which permits are required, and cost estimates.

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The Zoning Portal renders complex land use regulations in a user’s web browser to make zoning regulations responsive to citizen inquiries. Specifically, the Zoning Portal helps applicants navigate the site selection process by showing where a particular project may be permitted. The Portal analyzes and imports the logical structure of the municipal code, and factors secondary issues, such as whether a restaurant may serve alcohol, or have live entertainment, in order to provide tailored guidance about a specific project.

As part of the deployment of these products, Open Counter also offers configuration services to set up and maintain the Portals on behalf of our municipal customers.
Competition
There are a number of companies that offer permitting and licensing software to municipal governments. These include Accela, Infor, and Tyler, among others. These companies built their software with an emphasis on the requirements of city staff users, with a lesser emphasis on the applicant experience.
By focusing on the applicant experience, Open Counter found a unique niche in the market: permit discovery. While the competition allows applicants to submit permit and license applications online, their software typically assumes that the applicant knows which permits and licenses are required, and the costs of those permits and licenses. In contrast, our software guides the applicant through the permit discovery process by calculating the impact of applicable zoning regulations on the choice of location and planned use, the permits required for the project, and the necessary permit fees. Our software also alerts applicants about the professional licensure requirements for specific permits, such as whether a licensed contractor, electrician or plumber is needed on their project team. By automating these determinations, we have addressed an in-person step referred to as a “pre-application meeting,” which is a time-consuming step for both applicants and city staff.
Because Open Counter is offered as a SaaS solution, our annual pricing is significantly lower than the legacy systems, which have traditionally offered on-premises software under perpetual license agreements.
The uniqueness of our solution, and price-point of our offering, have allowed us to avoid competitive solicitations in 93% of our projects, and to win RFPs with cities like Boston, Detroit, and Charlotte, when they have been required.
Some of our competition provides permit discovery products that explain the permitting process in general terms. While helpful, these materials do not provide information tailored to specific projects. For example, a restaurant with outdoor seating, live entertainment, and alcohol service will require a different set of permits (with higher costs), than one without those options. Many cities offer PDF documents with this kind of information. For example, San Francisco and Los Angeles offer detailed “Business Portals,” but they are still based on static content.
By focusing on permit discovery, Open Counter has remained agnostic to the back-end systems used by cities. This means that we can launch Open Counter products in cities using Accela, Infor, or Tyler, and other competitors, without coming into direct competition with offerings from those companies.
Research and Development
As of November 19, 2018, Open Counter has spent approximately $410,026 on research and development in fiscal year 2018, and spent approximately $437,370 on research and development for fiscal year 2017. None of such costs are borne by customers.
Organization
As of November 19, 2018, Open Counter had 8 full-time employees, no part-time employees, and 2 independent contractors. None of Open Counter’s employees are represented by a labor union with respect to their employment with Open Counter. Open Counter’s headquarter is located at 25 Taylor Street, San Francisco, California.
Facilities
Open Counter is not party to any lease agreements. Open Counter uses office space through an agreement with WeWork at the WeWork Golden Gate location, 25 Taylor Street, San Francisco, California. Open Counter employees work remotely out of their homes or at co-working facilities. Open Counter does not own any facilities as of the date of this filing.
Intellectual Property
Open Counter owns a trademark on the Open Counter name. The company does not hold any patents.
Government Regulation
There are no current government regulations that negatively impact Open Counter’s business or Open Counter’s ability to compete in the markets it pursues.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against Open Counter or any members of its management team in their capacity as such.

OPEN COUNTER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATIONS
As used herein, the terms “Open Counter”, “we,” “our” and “us” refer to Open Counter Enterprises, Inc. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this report.
Company Overview
Open Counter Enterprises, Inc., a Delaware corporation headquartered in San Francisco, California, is a developer and provider of software tools for cities to streamline permitting and licensing services for municipal governments. We provide customers with software through a hosted platform and also provide professional services related to software implementation.
We had net losses of approximately $577,000 in 2017, and net losses of approximately $421,000 for the nine months ending September 30, 2018. We used approximately $342,000 of net cash in operating activities in 2017, and approximately $77,000 in the nine months ended September 30, 2018. We believe that these matters, amongst others, raise doubt about our ability to continue as a going concern.
As of September 30, 2018, we had cash of  $77,000 and a working deficit of  $1.4 million. As such, we anticipate that we will need to raise additional funds and/or generate revenue within twelve months. Additional funding will be needed to implement our business plan. Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and results from our business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If we are unable to raise sufficient funds, we may be forced to scale back our operations or cease operations.
Proposed Merger
On September 12, 2018, we, along with five other companies that are leading the digital transformation in the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. The subject transaction is expected to close in early 2019.
Under the definitive agreements, GTY has agreed to acquire us and the five other companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants.
Components of Operating Results
Revenues
We provide subscription services by allowing customers to use our software without taking possession of the software. Subscription revenue is recognized ratably over the contract term as the customer simultaneously receives and consumes the benefits of the subscription service as the service is made available by us. We also provide professional services, including data collection, migration, normalization and configuration in which we enhance an asset that the customer controls. Professional services revenue is recognized over time using an output method based on milestones reached.
Cost of Revenues
Cost of revenues primarily consists of costs related to software hosting costs, salaries and benefits of client services personnel, third-party service costs, and licensing costs incurred pertaining to our services to customers.

Sales and Marketing
Sales and marketing expenses consist primarily of compensation and employee benefits, marketing events, advertising costs, travel, and trade shows and conferences.
General and Administrative
General and administrative expenses consist primarily of personnel costs associated with our executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees.
Critical Accounting Policies and Use of Estimates
Management’s discussion and analysis of financial condition and results of operations are based upon our accompanying financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, and which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. Our actual results could differ significantly from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the financial statements.
Revenue Recognition
We adopted the Financial Accounting Standards Board (“FASB”) new revenue framework, Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this framework did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for us is materially the same under ASC 606 as it was under the prior relevant guidance.
With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, we include an estimate of the amount we expect to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
We determine the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as we satisfy the performance obligations.

We provide subscription services by allowing customers to use our software without taking possession of the software. Revenue is recognized ratably over the contract term as the customer simultaneously receives and consumes the benefits of the subscription service as the service is made available by us. For contracts where the period between when we transfer a promised service to the customer and when the customer pays is one year or less, we have elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

We have made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by us from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
Contract Liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for implementation and other services, as well as initial subscription fees. The Company recognizes contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed.
Accounts Receivable
Accounts receivable primarily consists of amounts due from our customers, which are located throughout the United States. Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. We estimate an allowance for doubtful accounts by evaluating specific accounts where information indicates the customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. Uncollectible receivables are written-off in the period management believes it has exhausted every opportunity to collect payment from the customer. Bad debt expense is recorded when events or circumstances indicate an additional allowance is required based on our specific identification approach.
Stock-Based Compensation
Stock options and restricted stock awarded to employees, directors and consultants are measured at fair value on the grant date. We recognize compensation expense ratably over the requisite service period of the option or restricted stock. As of January 1, 2017, we no longer uses a forfeiture rate to recognize compensation expense as a result of the adoption of ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.”
We value stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. We have assumed no dividend yield because we do not expect to pay dividends in the near future, which is consistent with our history of not paying dividends.
We value restricted stock at the closing market price on the date of grant, and recognize compensation expense ratably over the requisite service period of the restricted stock.
Recent accounting pronouncements
See Note 3 to our financial statements for a description of recent accounting pronouncements applicable to our financial statements.

Results of Operations
Nine months ended September 30, 2018 compared to nine months ended September 30, 2017
	For the nine months ended September 30,		Dollar Change	Percentage Change
	2018	2017
		(Unaudited)
Revenues
Subscription services	$1,026,703	$752,890	$273,813	36%
Professional services	186,150	356,815	(170,665)	-48%
Total revenues	1,212,853	1,109,705	103,148	9%
Cost of revenues
Cost of subscription services	159,195	123,438	35,757	29%
Cost of professional services	213,551	177,037	36,514	21%
Total costs of revenues	372,746	300,475	72,271	24%
Gross profit	840,107	809,230	30,877	4%
Operating expenses
Sales and marketing	14,049	38,612	(24,563)	-64%
General and administrative	1,174,297	1,288,774	(114,477)	-9%
Total operating expenses	1,188,346	1,327,386	(139,040)	-10%
Loss from operations	(348,239)	(518,156)	169,917	-33%
Other income (expense):
Interest income	—	35	(35)	-100%
Interest expense	(81,889)	(59,252)	(22,637)	38%
Other income	10,000	—	10,000	0%
Loss on sale of asset	(807)	—	(807)	0%
Total other income (expense)	(72,696)	(59,217)	(13,479)	23%
Net loss	$(420,935)	$(577,373)	$156,438	-27%

Revenues
Revenues were approximately $1.2 million for the nine months ended September 30, 2018, up approximately $0.1 million or 9%, from approximately $1.1 million for the nine months ended September 30, 2017.
Subscription services revenues were approximately $1.0 million for the nine months ended September 30, 2018, up approximately $274,000 or 36%, from approximately $753,000 for the nine months ended September 30, 2017. Through September 30, 2018, we have added five new customers and have also upgraded services to five additional customers, providing access to our new Residential Portal.
Professional services revenues were approximately $186,000 for the nine months ended September 30, 2018, down approximately $171,000 or 48%, from approximately $357,000 for the nine months ended September 30, 2017. Revenue decreases in this category are largely due to the completion of a custom implementation for the City of Boston, which moved into a maintenance agreement in November of 2017.
Cost of revenues
Cost of revenues were approximately $373,000 for the nine months ended September 30, 2018, up approximately $72,000, or 24%, from approximately $300,000 for the nine months ended September 30. 2017.
•
Cost of subscription services were approximately $159,000 for the nine months ended September 30, 2018, up approximately $36,000, or 29%, from approximately $123,000 for the nine months ended September 30. 2017. In the period ended September 30, 2018, we added additional tooling to enhance the subscription services that we provide and brought on an additional employee to service accounts.

•
Cost of professional services were approximately $214,000 for the nine months ended September 30, 2018, up approximately $37,000, or 21%, from approximately $177,000 for the nine months ended September 30. 2017. Increases in cost of professional services are due to the hiring of an additional member of our accounts team in 2018, who services additional projects with new customers.

Operating expenses
Operating expenses were approximately $1.2 million for the nine months ended September 30, 2018, down approximately $139,000 or 10%, from the operating expenses of approximately $1.3 million for the nine months ended September 30, 2017. The changes resulted from:
•
Decrease in sales and marketing of approximately $25,000 resulted from reduced expenditures on online marketing and other promotional activities.

•
Decrease in general and administrative of approximately $114,000 resulted from the termination of a full-time sales representative on August 11, 2017.

Other income (expense)
Other expenses were approximately $73,000 for the nine months ended September 30, 2018, up approximately $13,000 or 23% from approximately $59,000 for the nine months ended September 30, 2017. The increase in interest expense of approximately $23,000, primarily resulted from the notes payable to Lighter Capital. The increase in other income of  $10,000 resulted from an award received from the U.S. Conference of Mayors.
Liquidity
	For the nine months ended September 30,
	2018	2017
		(Unaudited)
Net cash (used in) provided by:
Operating activities	$(77,370)	$(341,651)
Investing activities	1,200	(5,696)
Financing activities	(37,772)	(54,418)
Net decrease in cash	$(113,942)	$(401,765)

Operating Activities
Net cash used in operating activities of approximately $77,000 during the nine months ended September 30, 2018 was primarily a result of our net loss of approximately $421,000, and changes of approximately $334,000 in operating assets and liabilities, partially offset by approximately $5,000 of depreciation and amortization of property and equipment, and approximately $4,000 in stock-based compensation expenses.
Net cash used in operating activities of approximately $342,000 during the nine months ended September 30, 2017 was primarily a result of our net loss of approximately $577,000, and changes of approximately $204,000 in operating assets and liabilities, partially offset by approximately $4,000 of depreciation and amortization of property and equipment and approximately $27,000 in stock-based compensation expenses.
Investing Activities
Net cash provided by investing activities of approximately $1,000 during the nine months ended September 30, 2018 resulted from proceeds from the disposition of property and equipment.
Net cash used in investing activities of approximately $6,000 during the nine months ended September 30, 2017 resulted from our purchase of computer equipment and a security deposit.

Financing Activities
Net cash used in financing activities of approximately $38,000 during the nine months ended September 30, 2018 resulted from principal payments on notes payable to Lighter Capital.
Net cash used in financing activities of approximately $54,000 during the nine months ended September 30, 2017 mainly resulted from principal payments on notes payable to Lighter Capital.
Contractual Obligations
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of its business. We are not presently a party to any legal proceedings that, if determined adversely to us, would have a material adverse effect on us.
Indemnification
In the ordinary course of business, we may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments we could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments we could be required to make under these indemnification provisions is indeterminable. We have never paid a material claim, nor have it been sued in connection with these indemnification arrangements. As of September 30, 2018, the we have not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.
Off-balance sheet arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the SEC rules and regulations.
Qualitative and Quantitative Disclosures about Market Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, because of our cash balances.
Inflation generally affects us by increasing our cost of labor and expenses. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2018 or 2017.

INFORMATION ABOUT QUESTICA
The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting current expectations, estimates and assumptions concerning events and financial trends that may affect future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Questica Business Overview
Questica offers budgeting software, performance management, and transparency and data visualization solutions throughout North America. Questica was founded by TJ Parass in Ontario, Canada in 1998. Questica uses its 20 years of experience to provide public sector organizations with access to a complete budgeting, performance, transparency and citizen engagement toolkit to better enable data-driven budgeting and decision-making, while increasing data accuracy, saving time and improving stakeholder trust. Questica’s solutions are sold to approximately 675 customers, which include state and local governments and public sector organizations such as healthcare, education and not-for-profit organizations across 46 states in the United States and 9 provinces and territories in Canada. Questica boasts a Net Promoter Score, or NPS, of 60, which is considered to be excellent, and showcases the loyalty of Questica’s customer relationships, which have been retained at a rate in excess of 95% as of September 30, 2018. Approximately $63 billion in annual budgets are run through Questica’s products per year as of September 30, 2018, with budgets ranging from $5 million to over $4 billion.
Questica’s Products and Services
Questica has four primary products: (i) Budget; (ii) Performance; (iii) OpenBook; and (iv) BudgetBook powered by CaseWare.
Budget
Questica’s Budget is a web-based, multi-user budgeting preparation and management solution that provides all budgeting software requirements in one easy-to-access place. Budget is a comprehensive, streamlined budgeting software product that enables users to improve and shorten an organization’s budgeting cycle by ensuring an accurate and collaborative multi-user budgeting process. It provides multi-year capital budgeting, identifies expenditures and funding sources, provides salary and position planning and performance management modules, allows the generation of new financial statements, enables advanced analytics and provides an integrated dashboard that shows all critical data and other relevant information together in an interactive interface. Budget directly and seamlessly integrates with Questica’s other products, which are described below, as well as the Balancing Act budget simulator created by Engaged Public, a Colorado-based public policy consulting firm which has partnered with Questica since August 2018.
Performance
Questica’s Performance is a management performance measurement tool which permits users to obtain a complete view of performance across an organization. Performance, which can integrate with Budget, leverages financial and statistical data from an unlimited number of budget and non-budget key performance indicators to effectively measure performance by tracking an organization’s progress and achieving set goals. Performance can incorporate data from a variety of other sources such as enterprise resource planning (“ERP”) systems.
OpenBook
Questica’s OpenBook is a data visualization software that enables the presentation of financial and non-financial data with descriptive text, informational pop-ups, charts and graphs and includes fast information search functionality. OpenBook, which can integrate with Budget, can display on a map capital infrastructure projects, including the budget, actual spend, funding sources and accompanying documentation, images, video and other multimedia. By facilitating the sharing and communication of financials and other data, OpenBook is used by organizations to communicate strategic plans, fundraising and community initiatives, disclose to citizens how tax dollars are spent, and engage with stakeholders regarding plans, projects and issues. Organizations can also link related activities to showcase the depth and scope of capital projects that are happening in a city, region, state, province or country.
Budget Book powered by CaseWare
Questica’s Budget Book powered by CaseWare is a user-friendly and comprehensive document management and financial reporting tool that allows government agencies to create, collaborate, edit, approve and publish annual budget books. Budget Book integrates with Budget and provides access to Questica’s partnership with CaseWare, a government financial reporting database product. The budget book standards for the Government Financial Officers Association’s annual Distinguished Budget Presentation Award were used to develop the standard budget book preparation model for Budget Book’s interface, permitting small and mid-sized agencies to prepare professional and compliant budget books that might be otherwise too time and resource intensive to produce.
Competition
The competitive landscape for budgeting software, performance management, and transparency and data visualization solutions varies depending on the type of solution, the size of the organizations to be served and the geographical locations in which such organizations operate, but in most cases the solutions with which Questica competes are ERP solutions, Microsoft’s Excel and home-grown solutions designed by the organizations themselves.
Questica believes the principal competitive factors in its markets include:
•
Cost

•
Technology

•
User Interface

•
Customer Service

•
Integration

•
Public Sector Focus and Expertise

•
Product Breadth

•
Implementation Track Record

Questica believes that Questica competes favorably based on these factors.
While there are a number of competitors seeking to provide such solutions, the primary competitors include Oracle’s Hyperion Planning, Sherpa, OpenGov, Public Sector Digest Software, MyBudgetFile, Allovue Balance, Adaptive Insights, Kaufman Hall and Centage’s Budget Maestro, which each compete to differing degrees across the spectrum of organizations, geographical locations and vertical markets in which Questica operates. Questica has emerged as a market leader or strong market participant for each type of solution that it provides among these primary competitors.
Questica has historically won a majority of its requests for proposals when it is able to provide a live demonstration of its products to an organization. Questica has focused its competition on establishing relationships with potential customers as early in the process as possible through cold calling, email campaigns, trade show attendance and sponsorships, web marketing, partner referrals and Questica-sponsored regional events. Questica leverages existing customer references, Questica’s 100% success rate on project implementations and its broad knowledge and understanding of the public sector and the unique budgeting challenges these customers face to compete with its primary competitors. Questica additionally differentiates itself by solely focusing its product development on the public sector and does not sell or market its products into any other types of customers.

Questica has a sales organization that sells its products, sometimes working with referral partners who sell complimentary solutions. In addition, Questica utilizes distribution relationships with partners who sell, implement and provides basic support services to customers and has a number of referral arrangements with partners who introduce Questica’s products to their customers and receive a referral fee for Questica contracts.
Questica has approximately 675 customers using its solutions and is not dependent on any one customer, with its single largest contract representing approximately 2.5% of Questica’s total annual recurring revenues as of September 30, 2018 and its top ten customers representing approximately 10% of Questica’s total annual recurring revenues as of September 30, 2018.
Research and Development
Questica regularly introduces new product offerings, including BudgetBook powered by CaseWare, which was introduced in late 2017. As of the date of this filing, Questica spent approximately $1.25 million on research and development in fiscal year 2018, and spent approximately $1 million on research and development for fiscal year 2017. Very little of such costs are borne by customers. Questica has a small group of developers who work with its professional services and implementation team. The cost of these development resources is not included in the annual research and development spend, and this team builds customizations and integrations funded by customers as billable jobs and deliverables.
Organization
As of September 30, 2018, Questica had approximately 79 employees, including 73 full-time employees, 2 part-time and 4 contractors. None of Questica’s employees are represented by a labor union with respect to their employment with Questica. Questica’s headquarters are located at 980 Fraser Drive, Unit 105, Burlington, Ontario, Canada.
In September 2013, Questica purchased the assets of Onix Systems Group Inc., which included the contracts for 16 customers and the intellectual property for the Onix Budgeting Solution. In November 2015, Questica purchased the assets of Fletcher and Fletcher, Inc., which included the contracts for eight customers and the intellectual property for the Fletcher Budgeting Solution. In June 2017, Questica purchased the assets of PowerPlan Corporation, which included the contracts for more than 350 customers and the intellectual property for the PowerPlan Budgeting Solution. In July 2018, Questica sold the assets of its engineer-to-order (“ETO”) business, which included the contracts for 30 customers and the intellectual property for its ETO ERP solution.
Facilities
Questica leases three facilities for key administrative, operational and technology functions. Questica’s headquarters are located in a multi-tenant office building in Burlington, Ontario, Canada at 980 Fraser Drive, Unit 105, where Questica leases 7,000 square feet. Questica’s lease for the space in Burlington commenced on June 1, 2015 and expires on May 31, 2020. Starting on March 1, 2017, Questica also leased 3,410 square feet in a second property in Burlington, Ontario, Canada, which lease ends on December 31, 2019. Starting on June 20, 2017, Questica leased 2,085 square feet in Huntington Beach, California, which lease ends on March 31, 2023. A small number of Questica’s employees work remotely out of their homes in both Canada and the in the United States. Questica does not own any facilities as of the date of this filing. Questica believes that substantially all of its property and equipment is in good condition and its buildings and improvements have sufficient capacity to meet current needs.
Intellectual Property
Questica does not hold any patents but has registered trademarks for “QUESTICA” and “TEAMBUDGET” in the U.S. and Canada and has applied for trademarks for “OPENBOOK” and “WHERE BRILLIANT BEGINS” in the U.S. and Canada.

Government Regulation
There are no current government regulations that negatively impact Questica’s business or Questica’s ability to compete in the markets it pursues. However, there are regulations related to the Health Insurance Portability and Accountability Act of 1996 (HIPPA) and the Americans with Disabilities Act (ADA) that are relevant to Questica’s customers that could in the future necessitate changes to Questica’s products in order to be compliant, and if not addressed, could negatively impact Questica’s ability to compete for new business.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against Questica or any members of its management team in their capacity as such.

QUESTICA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this report.
As used herein, the terms “Questica”, “we,” “our” and “us” refer to Questica, Inc., Questica USCDN Inc. and its consolidated subsidiary as a combined entity.
Unless otherwise specified, financial amounts included herein are expressed in Canadian Dollars, Questica’s functional currency.
Company Overview
Questica, Inc., Questica USCDN Inc. and its wholly owned subsidiary Questica Ltd., design and develop capital and operating budgeting software. The Questica suite of products are part of a comprehensive web-based budgeting preparation, performance, management and data visualization solution that enables public sector and non-profit organizations to improve and shorten their budgeting cycles.
Questica Inc. was organized in 1998 as an Ontario corporation. Questica Inc. maintains two offices located in Burlington, Ontario, Canada and serves the Healthcare, K-12, Higher Education and Local Government verticals in North America.
Questica USCDN was organized in 2017 as an Ontario corporation and Questica Ltd. was incorporated in 2017, in the United States (U.S.) as a Delaware corporation. Questica Ltd. is located in Huntington Beach, California, primarily serving the non-profit market and services a limited number of customers in the public and private sector. The majority of the Questica Ltd.’s customers are located in the U.S. and Canada, with a few international customers, primarily located in the United Kingdom.
The combined financial statements include the accounts of Questica, Inc. and Questica, USCDN Inc., which constitute entities under common control. All intercompany balances and transactions have been eliminated.
Acquisition of PowerPlan Corporation
On June 20, 2017, pursuant to the terms of an asset purchase agreement, Questica acquired all of the assets and operations of PowerPlan Corporation (“PowerPlan”), which provides business performance management solutions, including budgeting software products and the associated or related services including support services.
The total consideration transferred was measured at its acquisition-date fair value of approximately $3.5 million.
Proposed Merger
On September 12, 2018, we, along with five other companies that are leading the digital transformation in the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. The subject transaction is expected to close in early 2019.
Under the definitive agreements, GTY has agreed to acquire us and the five other companies for total aggregate base consideration of US$365 million in cash and stock, plus an aggregate earn-out consideration of up to US$132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants.

Revenue
All revenue-generating activities are directly related to the sale, implementation and support of our solutions. We derive the majority of our revenues from subscription fees for the use of our solutions hosted in our data centers, perpetual license sales, as well as revenues for implementation and customer support services related to our solutions. We recognize the corresponding revenues ratably over the term of those customer agreements.
Software License Revenues
We provide customers with the right to use software as it exists when made available. Customers purchase these licenses upfront. Revenues from distinct licenses are recognized upfront when the software is made available to the customer as this is when the customer has the risks and rewards of the right to use software.
Hosting Revenue
We also provide hosting services for which revenue is recognized over time as the services are provided, which is ratably over the contract term.
Professional Services Revenues
The majority of our professional services contracts generate revenue on a fixed price basis, with a few contracts, and all change orders, generating revenue on a time and materials basis. Revenues are recognized as the services are rendered for time and materials contracts as the customer simultaneously receives and consumes the benefits of the professional service on a continuous basis.
Cost of Revenues
Cost of revenues is comprised primarily of salaries and other personnel-related costs, including employee benefits, bonuses and stock-based compensation, for employees providing services to our customers. Costs associated with these services include the costs of our implementation, customer support, data center and customer training personnel, as well as costs related to research and development personnel who perform implementation and customer support services.
Critical Accounting Policies and Use of Estimates
Management’s discussion and analysis of financial condition and results of operations are based upon our accompanying combined financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, and which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. Our actual results could differ significantly from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the combined financial statements.
Revenue Recognition
We adopted the Financial Accounting Standards Board (“FASB”) new revenue recognition framework, ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this framework did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.

With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, we include an estimate of the amount we expect to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
We determine the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as we satisfy the performance obligations.

We do not have any material obligations for returns or refunds in its contracts with customers.
We enter into contracts with our customers that may include promises to transfer multiple deliverables, including software licenses, hosting services, software maintenance and professional services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.
Hosting services and software licenses are distinct as such services are often sold separately. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, and the contractual dependence of the service on the other deliverables in the arrangement.
We allocate the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which we would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation. We use an adjusted market assessment approach to estimate the stand-alone selling price for software licenses, hosting services, and software maintenance, and a cost plus a margin approach for professional services.
Contract Liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for implementation, maintenance and other services, as well as initial subscription fees. We recognize contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as contract liabilities, current portion, and the remaining portion is recorded in long-term liabilities as contract liabilities, net of current portion.
Accounts receivable
Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. We estimate our allowance for doubtful accounts by evaluating specific accounts where information indicates our customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding.
Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment losses on long-lived assets, such as real estate and equipment, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.
Goodwill and Intangible Assets
Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. Intangible assets with indefinite useful lives are measured at their respective fair values as of the acquisition date. We do not amortize goodwill and intangible assets with indefinite useful lives. We review goodwill and indefinite-lived intangible assets at least annually for possible impairment. Goodwill and indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or the indefinite-lived intangible assets below their carrying values.
Recent accounting pronouncements
See Note 3 to our combined financial statements for a description of recent accounting pronouncements applicable to our financial statements.
Results of Operations for the nine months ended September 30, 2018 and 2017 (in CAD)
	Nine Months Ended September 30,		Increase/ (Decrease)
	2018	2017
Revenues	$9,763,921	$7,983,220	22%
Cost of revenue	907,400	647,303	40%
Selling, general and administrative	7,654,581	5,360,180	43%
Income from operations	1,201,940	1,975,737	-39%
Other income (expense)	1,756,909	(114,703)	1632%
Income before income taxes	2,958,849	1,861,034	59%
Income tax expense	(859,641)	(663,920)	-30%
Net income	$2,099,208	$1,197,114	90%

Revenues
Revenues were approximately $9.8 million for the nine months ended September 30, 2018, compared to approximately $8.0 million for the nine months ended September 30, 2017. The increase of approximately $1.8 million was attributable to the recognition of software license and the result of the PowerPlan acquisition.
Cost of Revenue
Cost of revenue was approximately $907,000 for the nine months ended September 30, 2018, compared to approximately $647,000 for the nine months ended September 30, 2017. The increase of approximately $260,000 was primarily related to the acquisition of PowerPlan starting in June 2017 and increases in new name sales.
Selling, General and Administrative
Selling, general and administrative (“SG&A”), expenses increased from approximately $5.4 million for the nine months ended September 30, 2017 to approximately $7.7 million for the nine months ended September 30, 2018. The increase of approximately $2.3 million was primarily attributable to increased costs for employee compensation and payroll taxes due to an increase in headcount and the result of the PowerPlan acquisition.
Other Income (Expense)
Other income (expense) increased from approximately ($115,000) of expense for the nine months ended September 30, 2017 to approximately $1.8 million of income for the nine months ended September 30,

2018. The increase is primarily attributable to the gain on sale recorded for our Engineer to Order asset and a $0.5 million gain related to our foreign currency transaction adjustments during the nine months ended September 30, 2018.
Liquidity
As of September 30, 2018, we had cash and cash equivalents of approximately $5.5 million, and a working capital of approximately $2.8 million.
Our liquidity to date has been satisfied mainly through profits earned in operating activities and gain from marketable securities. Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity to meet our needs through one year from this filing.
Cash Flows
	Nine Months Ended September 30,
	2018	2017
Cash and cash equivalents at the beginning of the period	$2,236,096	$1,933,223
Net cash provided by operating activities	4,845,812	1,342,649
Net cash (used in) provided by investing activities	(399,031)	2,127,761
Net cash (used in) provided by financing activities	(1,190,000)	108
Cash and cash equivalents at the end of the period	$5,492,876	$5,403,741

Operating Activities
For the nine months ended September 30, 2018, net cash provided by operating activities was approximately $4.8 million, which primarily consisted of our net income of approximately $2.1 million, plus non-cash expenses of approximately $513,000 and net cash provided by operating assets and liabilities of approximately $2.2 million. The non-cash expenses consisted of approximately $142,000 in depreciation and amortization, approximately $164,000 in intangible amortization, approximately $201,000 in change in fair value of contingent consideration, and approximately $60,000 in deferred income taxes, offset by approximately $54,000 in foreign currency translation adjustment.
For the nine months ended September 30, 2017, net cash provided by operating activities was approximately $1.3 million, which primarily consisted of our net income of approximately $1.2 million and non-cash charges of approximately $322,000, offset by net cash used by operating assets and liabilities of approximately $176,000. The non-cash expenses consisted of approximately $95,000 in depreciation and amortization, approximately $59,000 in intangible amortization, approximately $66,000 in change in fair value of contingent consideration, approximately $23,000 in foreign currency translation adjustment, approximately $69,000 in unrealized loss on marketable securities, and approximately $9,000 in deferred income taxes.
Investing Activities
For the nine months ended September 30, 2018, net cash used in investing activities totaled approximately $399,000 and primarily consisted of purchases of marketable securities of approximately $565,000 and purchases of equipment of approximately $34,000, offset by proceeds from sales of marketable securities of approximately $199,000.
For the nine months ended September 30, 2017, net cash provided by investing activities totaled approximately $2.1 million and primarily consisted of proceeds from sales of marketable securities of approximately $3.8 million, offset by purchases of marketable securities of approximately $888,000, our acquisition of Power Plan of approximately $663,000 and purchases of equipment of approximately $310,000.
Financing Activities
For the nine months ended September 30, 2018, net cash used in financing activities totaled approximately $1.2 million, which related to the payment of dividends.

For the nine months ended September 30, 2017, net cash provided by financing activities totaled $108, which related to the issuance of common stock for Questica USCDN Inc.
Related Party Transactions
Parties are considered related to us if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with us. Related parties also include principal owners of our companies, our management, members of the immediate families of principal owners of our companies and our management and other parties with which we may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Our related party transactions are as follow:
•
Handling Specialty Holding Inc, owned by a director of Questica Inc, is the lessor of office space to us under a non-cancellable operating lease with a remaining term of approximately 1.5 years. (see Note 12 to our combined financial statements).

•
The former Chief Executive Officer of Powerplan Corporation entered into a four-year contractor services agreement with us on June 20, 2017. The services shall include product support, training implementation, project management, customer management and consulting services for our products; design and testing of any features on our product offerings to be incorporated into our solutions; day-to-day management of the employees of the business and relationship with development organization in India; assist with sales efforts to the not-for-profit market participate in migrations from PowerPlan’s solution to our Budget solution and assist in marketing the upgrade to Questica Budget to PowerPlan’s existing government customers.

•
On July 31, 2018, we sold our ETO software and related assets to a newly-formed entity which is partially owned by certain of our officers and shareholders, for cash proceeds of approximately $817,000 and the assumption of deferred revenue liabilities of approximately $305,000.

Off-balance sheet arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the SEC rules and regulations.
Qualitative and Quantitative Disclosures about Market Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments, including cash equivalents, are in the form of U.S. Treasury securities and a money market fund that is invested in U.S. Treasury securities.
We are also exposed to market risk related to changes in foreign currency exchange rates. We contract with vendors in currencies other than our functional currency and certain invoices are denominated in foreign currencies. We are subject to fluctuations in foreign currency rates in connection with these arrangements. We do not currently hedge our foreign currency exchange rate risk.
Inflation generally affects us by increasing our cost of labor and expenses. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2018 or 2017.

INFORMATION ABOUT SHERPA
The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting current expectations, estimates and assumptions concerning events and financial trends that may affect future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Sherpa Business Overview
Sherpa is a leading provider of public sector budgeting software and consulting services that help state and local governments create and manage budgets and performance. Clients purchase Sherpa software and engage Sherpa consulting services to configure the software and train clients on how to manage the software going forward. Following the implementation, clients continue to use the software in perpetuity while paying maintenance or subscription fees. Sherpa was founded in 2004 by David Farrell and Mar Taloma in Delaware.
Sherpa’s clients benefit from a system that greatly simplifies the budgeting process, encourages collaboration and provides detailed projections on substantial portions of their budgets. Increased access to data, including instant aggregation of the budget requests, means clients can spend more time analyzing data and less time collecting it and formatting outputs. Sherpa’s business consulting provides access to lessons learned from over 100 public sector budgeting implementations and consultants who average 20 years of experience in budgeting and performance management.
Sherpa’s contracts are comprised of two durations: (i) short-term implementation of three to twelve months; and (ii) on-going maintenance of one to five year renewable periods. Due to the investment made in implementing software and the quality of the solution, retention rates are very high.
Industry Background
Public sector budgeting has been traditionally performed by either disparate spreadsheets that are compiled by a central office or home-grown systems. Due to the sheer amount of data and publication requirements needed by public sector organizations, using this traditional process can be very challenging. Most budget processes experience a significant amount of data re-entry and re-stating, manual compilation and extensive data verification and often rely on the mostly manual preparation of required publications. While products that meet some budgeting software requirements exist in the market, many are overly complicated to implement or priced at a point that exceeds the reservation points of most government organizations. Sherpa’s product is flexible enough to meet complex requirements while also scalable to lower budget clients.
Sherpa’s Products and Services
Sherpa provides public sector budgeting software to meet the needs of key stakeholders, executive and legislative branches, budget offices and department users. The key elements of Sherpa’s offerings are: (i) a highly configurable software; (ii) an experienced consulting team; and (iii) a long-term support model.
Highly Configurable Software
Sherpa’s software was designed to be configured by functional staff with no changes to the underlying code. Implementation teams are comprised of functional experts, not technical experts, who are able to understand business requirements and demonstrate configured software immediately after requirements meetings. This means clients see their future solution throughout the process and can make refinements without having to wait for an entire build phase to complete.
Consulting
Each of the members of Sherpa’s consulting team have an average of over 20 years of targeted public sector budgeting experience and together have implemented over 100 public sector budgeting projects. This experience is invaluable to clients for several reasons. Clients can quickly explain their processes and Sherpa’s team will understand without multiple iterations, meaning clients dedicate a significantly lower amount of their time to engagements. When clients seek advice, Sherpa can refer them to dozens of relevant examples where other similar clients have faced similar challenges. Sherpa has many innovative clients whose collective thought leadership is channeled through Sherpa’s implementation team. Sherpa’s team has seen what has worked and what has not, so Sherpa can offer counsel on business processes redesign including recommended timing relative to the software project.
Support
Sherpa’s support model is designed to enable clients to use Sherpa’s software for the long term, traversing changes in leadership, policy, and staff. As part of Sherpa’s basic maintenance model, clients can reach out to their consulting team at any time to get assistance, answers to questions or support with activities that are rarely done, such as annual rollovers. This results in clients getting answers to questions immediately, without the struggles of reporting issues through a chain of support staff who are not familiar with the client processes and configuration.
Revenues
Sherpa currently earn revenues from three main sources: (i) consulting services for implementations and business process design; (ii) software fees; and (iii) maintenance fees. Consulting services are comprised of one-time implementation fees and system administrator services, where Sherpa serves as the customer’s system administrator, typically to provide coverage for turnover. Software fees are made up of both perpetual license fees and subscription fees. Maintenance fees are annual fees paid by perpetual license customers to have access to customer support and software upgrades. Hosting services are also provided but are mostly pass-through to Sherpa’s hosting providers. Sherpa generally relies on approximately ten customers for each of its three main revenue sources in a given fiscal year, which are mostly comprised of state and local governments.
Sales and Marketing
Sherpa’s primary method of securing sales to date is through responses to requests for proposals. In addition, Sherpa’s target audience actively communicates with similar public sector organizations, which leads to word-of-mouth sales. To grow sales beyond responses to requests for proposals and word-of-mouth referrals, Sherpa is employing the following sales and marketing strategies for 2019:
•
Limited conferences where decision-makers attend;

•
Pre-sales work to introduce clients to Sherpa’s offering; and

•
Selling via cooperative agreement.

Revenue Growth
Sherpa’s primary focus for revenue growth is to ensure Sherpa’s current customer base maintains a high degree of customer satisfaction. Sherpa believes that high retention of recurring revenue is critical to create the foundation for revenue growth. Sherpa also believes that high customer satisfaction provides secondary benefits, including strong references and willingness to promote the product and team.
Growing Existing Markets
Sherpa’s goals for growth focus on verticals with which Sherpa has had the most success: cities, counties and states. Sherpa’s targeted market of large, complex clients has a total available market of 450 counties, 300 cities, 49 states and 600 state agencies. There are 280 K-12 opportunities, which Sherpa pursues selectively due to their unique requirements.
New Markets
There are additional verticals where Sherpa’s product applies, such as K-12, universities, and non-profits which may be considered for long-term growth.

Technology and Operations
Sherpa’s technology leverages Microsoft’s widely-used SQL Server, which is a relational database management system, and .NET software framework. The power of Sherpa’s application is derived from Sherpa’s investment in on-screen configuration, all of which is stored in the database, meaning code updates do not have client-specific features. Since each client has unique requirements which must be met due to statutory requirements or policy, Sherpa’s solution was built to be flexible enough to meet these requirements without code changes or client customizations. With Sherpa’s experience with multiple other budgeting systems, Sherpa’s product was built from the ground up with the specific focus on how to create outputs in an efficient manner. This means regardless of reporting solution, reports are fast and easy to create due to the strong design.
Sherpa’s technology infrastructure for hosted clients is provided by Amazon Web Services and is maintained by Sherpa’s partner at Smart Panda Labs. We have east coast and west coast hosting sites. Approximately half of Sherpa’s customer base is serviced on-premise. Budgeting is not mission critical, but Sherpa’s objective is to provide uninterrupted service 24 hours per day and seven days a week, and Sherpa’s operations maintain extensive backup, security and disaster recovery procedures including recovery in 8 minute intervals.
Sherpa’s solutions are scalable and can be set up quickly for new clients. The average time to stand up a new environment is less than one day. Due to low incidences of system issues, most clients take upgrades only once per year, allowing them to complete their budget cycle uninterrupted.
Competition
Nearly every competitive request for proposals in the budget space will have ten or more bidders. Historically, very few are truly competitive across all scoring areas. Sherpa believes that the principal factors upon which its businesses compete are:
•
Software capabilities — Sherpa’s software generally meets over 98% of requirements

•
Implementation team experience — Sherpa’s team members average 20 years of targeted experience

•
Support model — Sherpa’s clients have direct contact with Sherpa’s implementation team without a tiered support model

•
References — References are strong, with surveys resulting in a 9.9/10 average score

•
Price — Sherpa is generally in the 40th percentile in pricing among competitors for large to mid-sized clients

Sherpa believes Sherpa competes favorably with respect to all of the above-listed factors. Sherpa’s main competitors are much larger than Sherpa and have an advantage in name recognition. However, Sherpa believes that in public sector budgeting most decision-makers are focused on procuring the best possible product and rarely factor in company size once they are satisfied with the long-term prospects of the offering.
All of Sherpa’s prospective clients have preexisting financial and human resources solutions, meaning that Sherpa also faces competition with legacy product offerings. Companies such as SAP and Oracle have a substantial market share of financial and human resources software, which means they can up-sell their products, often without formal procurements. Sherpa has found, however, that most clients are not satisfied with enterprise resource planning budget products and are moving to best-in-breed for products such as budgeting, grants and procurement.
Sherpa’s primary competitors in the market vary by client size:
•
Large, complex clients with over $2 billion in budget;   competitors are larger, established companies such as Questica, Oracle, SAP and CGI. Integrators include Deloitte, Accenture for Oracle and SAP.

•
Mid-sized clients with between $500 million to $2 billion in budget;   Questica and lower-priced integrators of expensive products such as Oracle or scaled-down offerings of the more expensive products.

•
Smaller clients with less than $500 million in budget:   Sherpa does not currently compete in this space, but there is more competition at this level due to price sensitivity.

Research and Development
Research and development is performed as part of our efforts to constantly improve our product. Our Research and Development expenditures were approximately $250,000 in 2017 and $325,000 in 2018.
Employees
As of November 1, 2018, Sherpa had 12 employees or members, which includes 6 full-time employees. Sherpa also employs independent contractors to support Sherpa’s hosting environments. Sherpa’s employees are not covered by any collective bargaining agreement and Sherpa has never experienced a work stoppage. Sherpa believes that its relations with its employees are good as most have worked together since 1998 through multiple products and companies. Sherpa’s headquarters are located at 2990 Osceola St in Denver, CO.
Facilities
Sherpa does not own or lease any facilities as of the date of this filing.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against Sherpa or any members of its management team in their capacity as such.

SHERPA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References to “we”, “us”, “our” or the “Company” are to Sherpa Government Solutions LLC, except where the context requires otherwise. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto of Sherpa Government Solutions LLC included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this report.
Overview
We are a Colorado limited liability company headquartered in Denver, Colorado, established in 2004. We are a leading provider of public sector budgeting software and consulting services that help state and local governments create and manage budgets and performance. Customers purchase our software and engage our consulting services to configure the software and train clients on how to manage the software going forward. Following implementation, customers continue to use the software in perpetuity while paying maintenance or subscription fees.
Our customers benefit from a system that greatly simplifies the budgeting process, encourages collaboration, and provides detailed projections on substantial portions of their budget. Increased access to data including instant aggregation of the budget requests means customers can spend more time analyzing data and less time collecting it and formatting outputs. Our business consulting provides access to lessons learned from over 100 public sector budgeting implementations and consultants who average 20 years of experience targeted in budgeting and performance management.
Our contracts are comprised of two durations, a short-term implementation, which may take from 3 to 12 months, and the on-going maintenance, which is from 1-5 years and renewable. Due to the investment made in implementing software and the quality of the solution, retention rates are very high.
The key elements of our offerings are:
Highly Configurable Software
Our software was designed to be configured by functional staff with no changes to the underlying code. Implementation teams are comprised of functional experts, not technical experts, who are able to understand business requirements and demonstrate configured software immediately after requirements meetings. This means customers see their future solution throughout the process and can make refinements without having to wait for an entire build phase to complete.
Consulting
Our consulting team has an average of over 20 years of targeted public sector budgeting experience and have implemented over 100 public sector budgeting projects. This experience is invaluable to customers for several reasons. Customers can quickly explain their processes and our team will understand without multiple iterations, meaning clients dedicate a significantly lower amount of their time to engagements. When customers seek advice, we can refer them to dozens of relevant examples where other similar clients have faced similar challenges. We have many innovative customers whose collective thought leadership is channeled through our implementation team. Our team has seen what has worked and what has not, so we can offer counsel on business processes redesign including recommended timing relative to the software project.

Support
Our support model is designed to enable customers to use our software for the long term, traversing changes in leadership, policy, and staff. As part of our basic maintenance model, customers can reach out to their consulting team at any time to get assistance, answers to questions, or support with activities that are rarely done, such as annual rollover. This results in customers getting answers to questions immediately, without the struggles of reporting issues through a chain of support staff who are not familiar with the client processes and configuration.
Proposed Merger
On September 12, 2018, we, along with five other companies that are leading the digital transformation in the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. The subject transaction is expected to close in early 2019.
Under the definitive agreements, GTY has agreed to acquire us and the five other companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants.
Revenues
Professional services revenue
Our professional services contracts generate revenue on a time and materials, fixed fee or subscription basis. Revenues are recognized as the services are rendered for time and materials contracts. Revenues are recognized when the milestones are achieved and accepted by the customer or on a proportional performance basis for fixed fee contracts. Revenues are recognized ratably over the contract term for subscription contracts. The milestone method for revenue recognition is used when there is substantive uncertainty at the date the contract is entered into whether the milestone will be achieved. Training revenues are recognized as the services are performed.
Software license revenue
We provide customers with the right to use software as it exists when made available. Customers purchase these licenses upfront. Revenues from distinct licenses are recognized upfront when the software is made available to the customer as this is when the customer has the risks and rewards of the right to use software. We also act an agent in reselling third-party software as we are not primarily responsible for the third-party software.
Hosting revenue
We also provide hosting services and support for which revenue is recognized over time as the services are provided, which is generally ratably over the contract term.
General and Administrative
General and administrative expenses consist primarily of personnel costs associated with our executive, finance, legal, human resources, and other administrative personnel, as well as accounting and legal professional services fees.
Critical accounting policies and significant judgments and estimates
Management’s discussion and analysis of financial condition and results of operations are based upon our accompanying financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, and which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. Our actual results could differ significantly from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the financial statements.
Revenue Recognition
We adopted the Financial Accounting Standards Board (“FASB”) new revenue framework, Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this framework did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.
Significant judgments — contracts with multiple performance obligations
We enter into contracts with customers that include promises to transfer multiple performance obligations, including software licenses, hosting, and professional services. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.
In determining whether professional services are distinct, we consider the following factors: availability of the services from other vendors, the nature of the services, and whether the services are interdependent and interrelated. To date, we have concluded that all software licenses, hosting services, software support, and professional services included in contracts, with multiple performance obligations, are distinct.
We allocate the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which we would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation. We use an adjusted market assessment approach to estimate the stand-alone selling price for software licenses, hosting services, and a cost plus a margin approach for professional services.
For contracts where the period between when we transfer a promised service to the customer and when the customer pays one year or less, we have elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
We have made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by us from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
Contract Liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for implementation, hosting and other services. We recognize contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as contract liabilities, current portion, and the remaining portion is recorded in long-term liabilities as contract liabilities, net of current portion.

Accounts Receivable
Accounts receivable consists of amounts due from customers. Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. We estimate an allowance for doubtful accounts by evaluating specific accounts where information indicates that the customer may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. We had no allowance for doubtful accounts as of September 30, 2018.
Recent accounting pronouncements
See Note 3 to our financial statements for a description of recent accounting pronouncements applicable to our financial statements.
Results of Operations for the nine months ended September 30, 2018 and 2017
	Nine months ended September 30,		Dollar Change	Percentage Change
	2018	2017
		(Unaudited)
Revenues
Professional services	$1,321,225	$946,198	$375,027	40%
Licenses	678,046	307,813	370,233	120%
Hosting	143,715	79,658	64,057	80%
Total revenues	2,142,986	1,333,669	809,317	61%
Cost of revenues	171,049	47,789	123,260	258%
Gross profit	1,971,937	1,285,880	686,057	53%
Operating expenses
General and administrative	758,047	931,914	(173,867)	-19%
Total operating expenses	758,047	931,914	(173,867)	-19%
Operating income	1,213,890	353,966	859,924	243%
Other income:
Interest income	1,526	592	934	158%
Total other income	1,526	592	934	158%
Net income	$1,215,416	$354,558	$860,858	243%

Revenues
The increase in revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was due to an approximate $375,000 increase in professional services revenue, a $370,000 increase in licenses revenues and a $64,000 increase in hosting revenues. The increase in professional services and licenses revenues was driven primarily by the acquisition of four new software customers. Our hosting revenues increased by $64,000 or 80% due to the acquisition of new customers who purchased hosting services for sold software.
Cost of revenues
The increase in cost of revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to third party reporting software utilized by four new software customers.
General and administrative
The decrease in general and administrative for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was primarily due to an approximate $152,000 decrease in payroll and related costs and an approximate $13,000 decrease in travel expenses.

Other Income (Expense), net
The increase in other income for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017, was primarily due to $900 in interest income.
Liquidity
Sherpa is financed by revenues. In the event of insufficient liquidity, partner contributions are used to close any gaps.
Cash Flows
	Nine months ended September 30,
	2018	2017
		(Unaudited)
Net cash provided (used in):
Operating activities	$959,748	$289,545
Financing activities	(858,000)	(260,000)
Net increase in cash and cash equivalents	$101,748	$29,545

Operating Activities
For the nine months ended September 30, 2018, cash generated by operations was approximately $960,000, resulting from net income of approximately $1.2 million, offset by changes in operating assets and liabilities of approximately $258,000.
For the nine months ended September 30, 2017, cash generated by operations was approximately $290,000, resulting from net income of approximately $355,000, offset by aggregate non-cash expenses of approximately $14,000 and changes in operating assets and liabilities of approximately $79,000.
Financing Activities
For the nine months ended September 30, 2018 and 2017, cash used in financing activities was $858,000 and $260,000, respectively, resulting primarily from distributions to members in each period.
Contractual Obligations
From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. We are not currently a party to any legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
Off-balance sheet arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the SEC rules and regulations.
Qualitative and Quantitative Disclosures about Market Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments, including cash equivalents, are in the form of U.S. Treasury securities and a money market fund that is invested in U.S. Treasury securities.
Inflation generally affects us by increasing our cost of labor and expenses. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2018 or 2017.

MANAGEMENT OF NEW GTY FOLLOWING THE BUSINESS COMBINATION
Management and Board of Directors
The board of directors of New GTY following the consummation of the business combination is expected to be comprised of seven directors in the three classes set forth in the table below. Each member of the board of directors of New GTY previously served on the board of directors of GTY.
The following persons with ages as of November 21, 2018 are anticipated to be the executive officers and directors of New GTY following the consummation of the business combination:
Name	Age	Position	Class
Stephen Rohleder	61	Chief Executive Officer and Chairman
Harry You	59	Chief Financial Officer and Director
Anthony Coughlan	61	Chief Accounting Officer
Paul Dacier	60	Director
Randy Cowen	67	Director
William D. Green	65	Director
Joseph M. Tucci	71	Director
Charles Wert	74	Director
For biographical information concerning each of the foregoing individuals other than Anthony Coughlan, see the section entitled “Other Information Related to GTY — Directors and Executive Offıcers.”
Anthony Coughlan, 61, is anticipated to serve as the Chief Accounting Officer of New GTY. Mr. Coughlan spent 36 years at Accenture prior to his retirement in 2014. Mr. Coughlan became a partner at Accenture in 1997. He served as Accenture’s controller and chief accounting officer from 2005 to 2013. He previously served in a variety global, Americas and European finance roles at Accenture. He has overseen several major projects including corporate reorganizations, conversion from partnership to corporate status, the initial public offering, secondary offerings, and implementation of a global ERP system. Mr. Coughlan is currently a director and chair of the audit committee of Travelers Insurance Company Limited and Travelers Syndicate Management Limited in the United Kingdom, both of which are wholly-owned subsidiaries of the Travelers Group. Mr. Coughlan is a Chartered Accountant (UK), a Certified Public Accountant and holds a bachelor’s degree in Commerce from University College, Cork, in Ireland.
Board Composition
New GTY’s business affairs will be managed under the direction of its board of directors. New GTY’s board of directors will consist of seven members, four of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. Messrs. Rohleder and You are not considered independent. New GTY’s board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:
•
the Class I directors will be [   ] and [   ], and their terms will expire at the annual meeting of stockholders to be held in 2020;

•
the Class II directors will be [   ] and [   ], and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•
the Class III directors will be [   ], [   ] and [   ], and their terms will expire at the annual meeting of stockholders to be held in 2022.

New GTY’s Proposed Charter provides that the number of directors, which will be fixed at seven members, may be increased or decreased from time to time by a resolution of New GTY’s board of directors. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of New GTY’s board of directors may have the effect of delaying or preventing changes in control of New GTY.
Director Independence
Upon the closing of the business combination, we anticipate that the size of the post-combination company’s board of directors will be seven directors. Nasdaq listing standards will require that a majority of New GTY’s board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of GTY or its subsidiaries or any other individual having a relationship which in the opinion of the board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.
We anticipate that Messrs. Cowen, Dacier, Green, Tucci and Wert will be “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.
Committees of the Board of Directors
Effective upon completion of the business combination, New GTY’s board of directors will establish the following committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The proposed composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by New GTY’s board of directors.
Audit Committee
New GTY’s audit committee will oversee New GTY’s corporate accounting and financial reporting process. Among other matters, the audit committee will:
•
appoint our independent registered public accounting firm;

•
evaluate the independent registered public accounting firm’s qualifications, independence and performance;

•
determine the engagement of the independent registered public accounting firm;

•
review and approve the scope of the annual audit and the audit fee;

•
discuss with management and the independent registered public accounting firm the results of the annual audit and the review of New GTY’s quarterly financial statements;

•
approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•
monitor the rotation of partners of the independent registered public accounting firm on New GTY’s engagement team in accordance with requirements established by the SEC;

•
be responsible for reviewing New GTY’s financial statements and New GTY’s management’s discussion and analysis of financial condition and results of operations to be included in New GTY’s annual and quarterly reports to be filed with the SEC;

•
review New GTY’s critical accounting policies and estimates; and

•
review the audit committee charter and the committee’s performance at least annually.

The initial members of the audit committee will be Messrs. Cowen, Dacier and Wert, with Mr. Wert serving as the chair of the committee. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that all of the members of the audit committee will be independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. We also believe that Mr. Wert qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of

Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at [    ] upon the completion of the business combination. The information on our website is not part of this proxy statement/prospectus.
Compensation Committee
Our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee will:
•
review and recommend corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•
evaluate the performance of these officers in light of those goals and objectives and recommend to our board of directors the compensation of these officers based on such evaluations;

•
recommend to our board of directors the issuance of stock options and other awards under our stock plans; and

•
review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The initial members of New GTY’s compensation committee will be Messrs. Cowen, Dacier and Wert, with Mr. Cowen serving as the chair of the committee. Three of the members of our compensation committee will be independent under the applicable rules and regulations of Nasdaq, and each will be “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website at [    ] upon the completion of the business combination. The information on our website is not part of this proxy statement/prospectus.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee will be responsible for making recommendations to New GTY’s board of directors regarding candidates for directorships and the size and composition of New GTY’s board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing New GTY’s corporate governance policies and reporting and making recommendations to New GTY’s board of directors concerning governance matters.
The initial members of New GTY’s nominating and corporate governance committee will be [    ], [    ] and [    ], with [    ] serving as the chair of the committee. Each of the members of New GTY’s nominating and corporate governance committee will be an independent director under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. Our board of directors plans to adopt a written charter for the nominating and corporate governance committee, which will be available on our corporate website at [    ] upon the completion of the business combination. The information on our website is not part of this proxy statement/prospectus.
Compensation Committee Interlocks and Insider Participation
Following the consummation of the business combination, New GTY’s compensation committee will consist of Cowen, Dacier and Wert. None of the expected members of New GTY’s compensation committee has at any time been an officer or employee of GTY or the Targets, other than as disclosed in this proxy statement/prospectus under the heading “Management of New GTY Following the Business Combination.” Other than Stephen Rohleder, who has served as a member and chairman of GTY’s compensation committee prior to the business combination, none of New GTY’s executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers on GTY’s or the Targets’ compensation committee or board of directors.

Involvement in Certain Legal Proceedings
Other than the New York Action and the California Action, New GTY is not currently involved in any legal proceedings.
Code of Business Conduct and Ethics
Effective upon the consummation of the business combination, New GTY will adopt a code of business conduct and ethics that will apply to all of its employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available after the closing of the business combination on New GTY’s website at [    ]. New GTY expects that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on its website.
Limitation on Liability and Indemnification Matters
New GTY’s Proposed Charter that will become effective immediately following the business combination contains provisions that limit the liability of New GTY’s directors for monetary damages to the fullest extent permitted by Massachusetts law. Consequently, New GTY’s directors will not be personally liable to New GTY or its stockholders for monetary damages for any breach of fiduciary duties as directors to the extent provided by applicable law, except liability for:
•
any breach of the director’s duty of loyalty to New GTY or its stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
under the MBCA; or

•
any transaction from which the director derived an improper personal benefit.

New GTY’s Proposed Charter that will become effective immediately following the business combination provide that New GTY is required to indemnify its directors and officers, in each case to the fullest extent permitted by Massachusetts law. New GTY expects to enter into agreements to indemnify its directors, executive officers and other employees as determined by its board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. New GTY believes that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. New GTY will also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in New GTY’s Proposed Charter may discourage stockholders from bringing a lawsuit against New GTY’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against New GTY’s directors and officers, even though an action, if successful, might benefit New GTY and its stockholders. Further, a stockholder’s investment may be adversely affected to the extent that New GTY pays the costs of settlement and damage.
Post-Combination Company Executive Compensation
Following the closing of the business combination, the combined company intends to develop an executive compensation program that is designed to align compensation with the combined company’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. Decisions on the executive compensation program will be made by the compensation committee of the board of directors.
Director Compensation
Following the completion of the business combination, New GTY’s compensation committee will determine the annual compensation to be paid to the members of New GTY’s board of directors.

GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan
The combined company intends to establish the GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan. For more information on the Plan, please see the section titled “The Incentive Plan Proposal” included elsewhere in this proxy statement/prospectus.

EXECUTIVE COMPENSATION
GTY
The following disclosure concerns the compensation of GTY’s officers and directors for the fiscal year ended December 31, 2017 (i.e., pre-business combination).
None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on October 27, 2016, through the earlier of the consummation of a business combination or our liquidation, we will reimburse our Sponsor for office space, secretarial and administrative services provided to us in an amount not to exceed $10,000 per month. In addition, our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by GTY to the Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of our business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. For a discussion of our executive compensation arrangements after the Closing, please see the section entitled “Management of New GTY Following the Business Combination.”
Bonfire
The following discussion and analysis of compensation arrangements of Bonfire’s named executive officers for the fiscal years ended December 31, 2017 and 2016 (i.e., pre-business combination) should be read together with the compensation tables and related disclosures provided below and in conjunction with Bonfire’s financial statements and related notes appearing elsewhere in this proxy statement, along with the section entitled, “Certain Relationships and Related Party Transactions.” Compensation information included in the following discussion is presented in actual dollar amounts and in the currencies indicated below.
Summary Compensation Table
The table below sets forth the annual compensation paid by Bonfire during the fiscal years ended December 31, 2017 and 2016 to the principal executive officer and the next two most highly compensated officers.
Executives	Year	Base Salary CAD	Option Awards USD	Total
Corry Flatt Chief Executive Officer	2016	71,910.26		71,910.26
	2017	87,266.70		87,266.70
Alexander Millar Chief Technology Officer	2016	87,820.45		87,820.45
	2017	100,599.96		100,599.96
Trisha Jack Chief Financial Officer	2016	61,999.97		61,999.97
	2017	106,000.00	175,125.17	106,000.00 CAD
				175,125.17USD

Narrative Disclosure to Summary Compensation Table
For 2016 and 2017, the principal elements of compensation provided to the named executive officers were base salaries and broad-based employee benefits, in addition to plan-based stock option awards in respect of Ms. Jack and a share issuance in respect of Mr. Millar.
Employment Agreement with Mr. Flatt:
Mr. Flatt is subject to an indefinite-term employment agreement that provides for base salary (reviewable annually), three weeks’ vacation entitlement and participation in benefit plans under Bonfire’s group insurance.
Mr. Flatt’s employment may be terminated by Bonfire (i) for just cause without notice of termination or payment in lieu thereof or (ii) without cause upon Bonfire providing Mr. Flatt with the notice of termination or payment in lieu of such notice (and benefits continuance), and any applicable severance pay, required by the Employment Standards Act, 2000 (Ontario), as amended. Mr. Flatt may terminate his employment on providing Bonfire with three weeks written notice.
In addition, as of November 2018, approximately 14% of Mr. Flatt’s founder common shares remain subject to monthly vesting in accordance with the terms of a stock restriction agreement entered into in connection with Bonfire’s Series A Financing (which altered the vesting Mr. Flatt’s founder common shares were previously subject to). All of Mr. Flatt’s founder common shares will vest in connection with the completion of the transactions contemplated by this proxy statement.
Employment Agreement with Mr. Millar:
Mr. Millar is subject to an indefinite-term employment agreement that provides for base salary (reviewable annually), three weeks’ vacation entitlement and participation in benefit plans under Bonfire’s group insurance. Mr. Millar’s employment agreement also provides for a restricted stock grant of common shares representing 6.5% of all outstanding shares in the capital of Bonfire, which shares were issued to Mr. Millar in 2012. As of November 2018, approximately 14% of Mr. Millar’s common shares remain subject to monthly vesting in accordance with the terms of a stock restriction agreement entered into in connection with Bonfire’s Series A Financing (which altered the vesting Mr. Millar’s common shares were initially subject to). All of Mr. Millar’s shares will vest in connection with the completion of the transactions contemplated by this proxy statement.
Mr. Millar’s employment may be terminated by Bonfire (i) for just cause without notice of termination or payment in lieu thereof or (ii) without cause upon Bonfire providing Mr. Millar with the notice of termination or payment in lieu of such notice (and benefits continuance), and any applicable severance pay, required by the Employment Standards Act, 2000 (Ontario), as amended. Mr. Millar may terminate his employment on providing Bonfire with three weeks written notice.
Employment Agreement with Ms. Jack:
Ms. Jack was subject to an indefinite-term employment agreement that provided for base salary (reviewable annually), 4 weeks’ vacation entitlement and participation in benefit plans under Bonfire’s group insurance. Ms. Jack’s employment agreement also provided for certain equity incentives. In July 2017, Bonfire granted Ms. Jack 440,013 options to purchase common shares at the then fair market value of Bonfire’s common shares, being US$0.398 (as determined by an external valuation firm), which options were granted subject to a four year monthly vesting period beginning from June 27, 2016, with full single trigger acceleration on a change of control. Ms. Jack resigned from Bonfire effective October 1, 2018, 247,482 options having vested at that time (which options remain exercisable by Ms. Jack until December 30, 2018).

Outstanding Equity Incentive Awards at December 31, 2017
	Option Awards(a)					Stock Awards(b)
	# Securities Underlying Unexercised Options – # Exerciseable	# Securities Underlying Unexercised Options – # Unexerciseable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options #	Option Exercise Price (USD)	Option Expiration date	Number of Shares or Units of Stock that have not vested	Market Value of Shares or Units of Stock That have not vested (USD)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not yet vested #	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested $
Alexander Millar Chief Technology Officer	—	—	—	—	—	387,500 common shares	$154,225	0	0
Trisha Jack Chief Financial Officer	164,988 common shares	275,025 common shares	—	0.398	July 26, 2027	—	—	—	—

(a)
As described above, Ms. Jack resigned from Bonfire effective October 1, 2018, 247,482 options having vested at that time (which options remain exercisable by Ms. Jack until December 30, 2018). These options were issued to Ms. Jack under Bonfire’s Amended and Restated Stock Option Plan effective July 26, 2017.

(b)
12,500 of Mr. Millar’s restricted common shares vest on the first day of each calendar month, such that all shares will have vested as of August 1, 2020. Vesting of all of the common shares in the above table will fully accelerate as of the date of closing of the transactions contemplated by this proxy statement. The market value of the restricted common shares indicated in the table above is calculated as at December 31, 2017.

Compensation of Directors
The following table sets forth information concerning the compensation of the only non-employee, non-shareholder affiliated individual serving as a Bonfire director prior to the business combination. All other Bonfire directors are either employees of Bonfire or affiliated to a shareholder of Bonfire and have not received any compensation as directors of Bonfire.
Director Compensation for the Year Ended December 31, 2017
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards (USD)(a)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total (USD)
Thomas Aitchison	—	—	66,458.04	—	—	—	66,458.04

(a)
Vesting of all of the options granted to Thomas Aitchison (being a total of 166,980 options to purchase common shares) will fully accelerate in connection with the closing of the transactions contemplated by this proxy statement.

CityBase
The following sets forth information with respect to the compensation awarded or paid to Michael Duffy, CityBase’s only named executive officer for the applicable period, for all services rendered in all capacities to CityBase and its predecessors during the fiscal years ended December 31, 2016 and 2017 (i.e. pre-business combination). This information should be read together with the compensation tables and related disclosures provided below and in conjunction with CityBase’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus, along with the section entitled, “Certain Relationships and Related Party Transactions.” Compensation information included in the following discussion is presented in actual dollar amounts.
Compensation of Executive Officer
The following table sets forth information regarding each element of compensation that CityBase paid or awarded to its sole named executive officer for the two fiscal years ended December 31, 2016 and 2017, which includes cash compensation, stock awards, and all other compensation:
2017 Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Total ($)
Michael Duffy Chief Executive Officer	2017	$199,999.92	—	$199,999.92
	2016	$198,958.36	292,243.16(1)

(1)
On June 21, 2016, Mr. Duffy received a bonus stock award of 36,124 shares of CityBase common stock. All shares were fully vested on the date of grant. The amount disclosed above represents the grant date fair value for the bonus stock, computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 “Compensation — Stock Compensation” and represents the approximate book value of  $8.09 per share as of June 21, 2016 multiplied by the number of shares granted.

Employment Agreements
Mr. Duffy has no employment agreement, arrangement or understanding and is an at-will employee. Mr. Duffy is paid an annual salary of  $200,000.
Outstanding Equity Awards at December 31, 2017
Mr. Duffy did not have any outstanding equity awards at December 31, 2017, and all of his awarded shares of Common Stock were fully vested at the time of grant.
CityBase 2016 Equity Incentive Plan
CityBase’s 2016 Equity Incentive Plan (the “CityBase Plan”) is administered by its Board of Directors. The purpose of the CityBase Plan is to promote and align the interests of key employees, officers, directors, consultants, advisors and other service providers of CityBase and its affiliates in order to reward performance that enhances long term shareholder value, increases employee stock ownership and improves the ability of CityBase and its affiliates to attract, retain and motivate their key employees, officers, directors, consultants, advisors and other service providers. The issuance of awards under the CityBase Plan is at the discretion of CityBase’s Board of Directors, which has the authority to determine the persons to whom any awards shall be granted and the terms, conditions and restrictions applicable to any award. Under the CityBase Plan, CityBase may grant equity-based awards, including options, restricted stock, common stock and other stock-based awards, to directors, employees, officers, advisors, and consultants that provide services to CityBase or any of its subsidiaries. An aggregate of 115,442 shares of common stock have been reserved for issuance under the CityBase Plan, which is subject to adjustment by the Board of Directors. As of November 14, 2018, there were 8,480 shares of common stock available for future awards under the CityBase Plan. The CityBase Plan is expected to be terminated in connection with the proposed transactions and all outstanding awards shall be treated as set forth in the CityBase Agreement.

Compensation of Directors
The following table sets forth information regarding each element of compensation that CityBase paid or awarded to its non-employee directors for the fiscal year ended December 31, 2017:
2017 Director Compensation
Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
William Conroy	50,000	23,333.33	73,333.33
Terry Diamond	—	—	—
Daniel Diermeier	—	—	—
Michael Moskow	—	—	—
Jeffrey Taylor	—	—	—

(1)
Mr. Conroy is entitled to an annual $50,000 payment in connection with his service on the Board of Directors of CityBase.

(2)
The amount disclosed above represents the grant date fair value for the 2,637 shares of restricted stock granted to Mr. Conroy in 2017, computed in accordance with FASB ASC Topic 718 “Compensation — Stock Compensation”, and represents the approximate book value of  $8.09 per share as of January 10, 2017, the date of grant, multiplied by the number of shares granted. As of December 31, 2017, the total number of shares of unvested restricted stock held by each non-employee director was as follows: Mr. Conroy, 2,637; Mr. Diamond, 0; Mr. Diermeier, 1,437; Mr. Moskow, 1,669; and Mr. Taylor, 0.

Director Restricted Stock Awards
Messrs. Diermeier and Moskow have previously received grants of restricted stock of 2,225, and 2,225, shares, respectively. Each director’s restricted stock is subject to a four-year vesting period whereby 25% of the restricted stock award vests one year from the date of grant, and the remainder vests monthly for the remaining 36 months. Footnote 2 to the 2017 Director Compensation table sets forth the number of unvested shares outstanding for each director.
Golden Parachute Compensation
There are no agreements or understandings, whether written or unwritten, between Mr. Duffy and either CityBase or GTY concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to the CityBase Transaction. Mr. Duffy holds no equity that is subject to accelerated vesting under the CityBase Plan. Except for an Offer Letter, dated September 12, 2018, pursuant to which it is contemplated that Mr. Duffy will continue to serve as the Chief Executive Officer of CityBase following the closing of the CityBase Transaction in accordance with the terms set forth therein, CityBase has not entered into any new agreement or arrangement to provide additional compensation in connection with the merger and no additional payments are expected to be made to Mr. Duffy in connection with the CityBase Transaction.
eCivis
The following discussion and analysis of compensation arrangements eCivis’s named executive officers for the fiscal year ended December 31, 2017 (i.e., pre-business combination) should be read together with the compensation tables and related disclosures provided below and in conjunction with eCivis’s financial statements and related notes appearing elsewhere in this proxy statement, along with the section entitled, “Certain Relationships and Related Party Transactions.” Compensation information included in the following discussion is presented in actual dollar amounts.

Summary Compensation Table
The table below sets forth the annual compensation paid by eCivis during the fiscal years ended December 31, 2017 and 2016 to the principal executive officer and eCivis’s sole other officer.
Name and Principal Position	Year	Base Salary ($)	Bonus ($)	Option Awards ($)	Total ($)
James Ha (Chief Executive Officer)	2017	$150,000.00	—	—	$150,000.00
James Ha (Chief Executive Officer)	2016	$150,000.00	—	$168,937.74	$318,937.74
Merril Oliver (Chief Operating Officer)	2017	$147,789.81	$12,000.00	$54,000.00	$213,789.81
Narrative Disclosure to Summary Compensation Table
Base Salary
For years 2016 and 2017, the principal elements of compensation provided to the named executive officers were base salaries and plan-based stock option awards.
Base salaries are generally set at levels deemed necessary to attract and retain individuals with superior talent commensurate with their relative expertise and experience.
Employment Agreements
Executive Employment Agreement between eCivis and Merril Oliver (the “COO”), dated February 25, 2017, pursuant to which Merril Oliver is employed as eCivis’s Chief Operating Officer and Executive Vice President (the “COO Employment Agreement”).
•
The COO Employment Agreement provides for an annual target bonus (“Target Bonus”) following each full year of continuous employment with eCivis. The Target Bonus is based on eCivis’s revenue goals and earning goals as established by eCivis’s Chief Executive Officer and Board of Directors each fiscal year. The maximum bonus payable for meeting these goals is 125% of the COO’s annualized base salary each year.

•
The COO Employment Agreement provides for a discretionary performance bonus.

•
The COO Employment Agreement provides for a base salary of  $180,000.00.

eCivis pays James Ha an annual salary of  $150,000.00. eCivis is not currently party to any written employment agreement with James Ha.
Option Awards
The option awards (“Option”) granted to the named executive officers (“optionees”) vest in accordance with the following schedule, subject to each such optionee’s continued status as an employee, officer, director or consultant of eCivis: 25% of the Option shares shall vest on the first anniversary of the vesting commencement date indicated in the Option. Thereafter, 2.083% of the Option shares shall vest per month, with full vesting to occur on the fourth anniversary of the vesting commencement date.
eCivis issued to James Ha an Option to purchase 1,564,239 shares of eCivis’s common stock on September 23, 2010, with a vesting commencement date of July 31, 2010. The exercise price per share of such Option is $0.05. This Option has fully vested.
eCivis issued to James Ha an Option to purchase 938,543 shares of eCivis’s common stock on January 1, 2016, with a vesting commencement date of January 1, 2016. The exercise price per share of such Option is $0.18. The Option is subject to the Change of Control provisions set forth in eCivis’s 2005 Stock Incentive Plan.
eCivis issued to Merril Oliver an Option to purchase 300,000 shares of eCivis’s common stock on April 13, 2017, with a vesting commencement date of April 13, 2017. The exercise price per share of such Option is $0.18. The Option is subject to the Change of Control provisions set forth in eCivis’s 2017 Equity Incentive Plan.

Outstanding Equity Incentive Awards at December 31, 2017
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options #	Option exercise price ($)	Option expiration date
James Ha	1,564,239	—	—	$0.05	7/31/2020
James Ha	449,684	488,859	—	$0.18	1/1/2026
Merril Oliver	—	300,000	—	$0.18	4/13/2027
Stock Awards
There are no outstanding stock awards held by the named executive officers.
Additional Narrative Disclosure
2005 Stock Incentive Plan
eCivis’s 2005 Stock Incentive Plan provides that, in the event of Involuntary Termination (as defined in the 2005 Stock Incentive Plan) within 12 months after a Change in Control (as defined in the 2005 Stock Incentive Plan), 50% of an optionee’s remaining unvested shares under the granted Options then outstanding shall vest immediately upon such Change in Control.
2017 Equity Incentive Plan
eCivis’s 2017 Equity Incentive Plan provides that, in the event of a Change in Control (as defined in the 2017 Equity Incentive Plan), except as otherwise stated in the applicable stock option agreement, eCivis’s Board of Directors (“Board”) will:
(i)
arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Option or to substitute a similar stock award for the Option (including, but not limited to, an award to acquire the same consideration paid to the stockholders of eCivis pursuant to the Change in Control);

(ii)
arrange for the assignment of any reacquisition or repurchase rights held by eCivis in respect of common stock issued pursuant to the Option to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii)
accelerate the vesting of the Option (and, if applicable, the time at which the Option may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is five (5) days prior to the effective date of the Change in Control), with such Option terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control;

(iv)
arrange for the lapse of any reacquisition or repurchase rights held by eCivis with respect to the Option;

(v)
terminate or cancel, or arrange for the termination or cancellation, of the Option, to the extent not vested or not exercised prior to the effective time of the Change in Control; or

(vi)
make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the holder of the Option would have received upon the exercise of the Option, over (B) any exercise price payable by such holder in connection with such exercise.

Payments Upon Change in Control
In 2010, the Board approved a deferral of a $50,000 bonus to James Ha, which amount was intended to be used to allow Mr. Ha to exercise stock options. In January 2016, the Board approved that eCivis would pay the aggregate exercise price of all stock options held by Mr. Ha in connection with a sale or change of control of eCivis. In light of the foregoing, it is eCivis’s intent to pay Mr. Ha such $50,000 bonus, and any amounts necessary to allow Mr. Ha to exercise his outstanding stock options on or prior to the closing of that certain Merger Agreement by and among eCivis, GTY Technology Holdings Inc., GTY EC Merger Sub, Inc. and eCivis Holders’ Representative.
Retirement Plans
eCivis maintains a 401(k) Savings Plan (“401k Plan”), which went into effect as of January 1, 2013. All employees and any participating affiliates are eligible to participate in the 401k Plan after completing three months of service.
Compensation of Directors
Director Compensation for the Year Ended December 31, 2017
Name	Fees Earned or Paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Kirk Fernandez	$55,200.00	—	—	—	—	—	$55,200.00
The compensation paid in cash to Kirk Fernandez indicated in the table above was for travel and car allowance. Other than as indicated above, eCivis’s directors did not receive any compensation as directors. The directors that have received compensation that are not listed in the table above are also named executive officers and their compensation for service is fully reflected in the summary compensation table above for the named officers.
Open Counter
The following discussion and analysis of compensation arrangements of Open Counter’s named executive officers for the fiscal years ended December 31, 2017 (i.e., pre-business combination) should be read together with the compensation tables and related disclosures provided below and in conjunction with Open Counter’s financial statements and related notes appearing elsewhere in this proxy statement, along with the section entitled, “Certain Relationships and Related Party Transactions.” Compensation information included in the following discussion is presented in actual dollar amounts.
Summary Compensation Table
The table below sets forth the annual compensation paid by Open Counter during the fiscal years ended December 31, 2017 and 2016 to the principal executive officer and the next most highly compensated officer. Only the two following individuals served as executive officers of Open Counter during the fiscal years ended December 31, 2017 and 2016.
Name and Principal Position	Year	Base Salary ($)	Total ($)
Joel Mahoney Chief Executive Officer	2017	$179,917	$179,917
	2016	163,542	163,542
Peter Koht Chief Operating Officer	2017	178,417	178,417
	2016	157,292	157,292
Narrative Disclosure to Summary Compensation Table
For 2016 and 2017, the only compensation paid or provided to the foregoing named executive officers was base salary. Neither executive officer had an employment agreement or arrangement with Open Counter, other than an agreement providing for at-will employment, confidentiality, and the assignment of intellectual property to Open Counter.

During 2016 and 2017, neither named executive officer received a bonus, stock award, option award, or other incentive compensation. Open Counter does not maintain or provide defined benefit pension, nonqualified deferred compensation, or qualified defined contribution plans for its named executive officers. Open Counter is not a party to any agreement or understanding with respect to payments due to either named executive officer following a termination or change in control.
In connection with the pending business combination, each named executive officer received a bonus of  $10,000 from Open Counter.
Although Open Counter is not currently a party to any employment or similar agreement with the named executive officers, Open Counter intends to enter into an offer letter with each named executive officer in connection with the closing of the business combination.
Outstanding Equity Incentive Awards at December 31, 2017
Neither named executive officer held an option, unvested stock, or an equity incentive plan award as of December 31, 2017.
Compensation of Directors
Although Messrs. Mahoney and Koht served as the sole directors of Open Counter prior to the business combination, neither received any compensation for such service, other than the base salary reflected in the Summary Compensation Table above.
Questica
The following discussion and analysis of compensation arrangements Questica’s named executive officers for the fiscal years ended December 31, 2017 and 2016 (i.e., pre-business combination) should be read together with the compensation tables and related disclosures provided below and in conjunction with Questica’s financial statements and related notes appearing elsewhere in this proxy statement, along with the section entitled, “Certain Relationships and Related Party Transactions.”
Compensation information included in the following discussion is presented in actual Canadian dollar amounts.
Summary Compensation Table
The table below sets forth the annual compensation paid by Questica during the fiscal years ended December 31, 2017 and 2016 to its named executive officers.
Name and Principal Position	Year	Base Salary ($CAD)	Bonus/ Commission ($CAD)	All Other Compensation ($CAD)	Total ($CAD)
TJ Parass President and Chief Executive Officer	2017	$136,333.27	$90,663.57	$3,296.16	$230,293.00
	2016	$124,999.92	$101,677.14	$3,256.04	$229,933.10
Craig Ross Chief Revenue Officer	2017	$163,200.00	$66,100.00	$3,708.96	$233,008.96
	2016	$160,000.08	$64,725.00	$3,513.19	$228,238.27
Narrative Disclosure to Summary Compensation Table
For years 2016 and 2017, the principal elements of compensation provided to the named executive officers were base salaries and cash bonuses and commission.
Base salaries are generally set at levels deemed necessary to attract and retain individuals with superior talent commensurate with their relative expertise and experience.
Employment Agreements
Questica does not have an employment agreement with TJ Parass. Mr. Parass’s current base salary is $172,000 and he is entitled to receive an annual bonus that is equal to 3% of Questica’s EBIT.

Questica has an employment agreement with Craig Ross. Mr. Ross’s current base salary is $200,000 and he is entitled to receive an annual bonus based on a combination of sales bookings and revenues, targeted at $60,000. If Mr. Ross is terminated for cause, his employment agreement provides that he will be entitled to severance based on his length of service with Questica, which as of November 2018 is equal to a severance of 27 weeks.
Sherpa
The following sets forth information with respect to the compensation awarded or paid to David Farrell, Sherpa’s only named executive officer for the applicable period, for all services rendered in all capacities to Sherpa during the fiscal years ended December 31, 2016 and 2017 (i.e. pre-business combination). This information should be read together with the compensation tables and related disclosures provided below and in conjunction with Sherpa’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus, along with the section entitled, “Certain Relationships and Related Party Transactions.” Compensation information included in the following discussion is presented in actual dollar amounts.
Compensation of Executive Officer
The following table sets forth information regarding each element of compensation that Sherpa paid to its sole named executive officer for the two fiscal years ended December 31, 2016 and 2017, which includes cash compensation:
2017 Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Total ($)
David Farrell Chief Executive Officer	2017	$200,000	$389,994	$589,994
	2016	—	360,048	360,048
Narrative Disclosure to Summary Compensation Table
Sherpa is a pass-through limited liability company whereby Mr. Farrell, who is a member of Sherpa, receives compensation based on Sherpa’s financial performance in cash. Mr. Farrell does not have an employment agreement with Sherpa.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the actual beneficial ownership of GTY’s common shares as of  [           ], 2019 and (ii) expected beneficial ownership of New GTY common stock immediately following consummation of the business combination, assuming that no public shares are redeemed, and alternatively the maximum number of public shares are redeemed, by:
•
each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of New GTY common stock;

•
each of our current executive officers and directors;

•
each person who will become a named executive officer or director of New GTY post-business combination; and

•
all executive officers and directors of GTY as a group pre-business combination and all executive officers and directors of New GTY post-business combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of GTY common shares pre-business combination is based on 34,988,462 ordinary shares issued and outstanding as of  [           ], 2019.
The expected beneficial ownership of shares of New GTY common stock post-business combination assuming no public shares are redeemed has been determined based upon the following assumptions: [    ].
The expected beneficial ownership of shares of New GTY common stock post-business combination assuming the maximum number of public shares have been redeemed has been determined based on the following assumptions: [    ].
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all GTY or New GTY securities, as applicable, beneficially owned by them.
	Before the Business Combination		After the Business Combination
			Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of shares(2)%		Number of shares	%	Number of shares	%
Directors, Executive Officers and Founders
GTY Investors, LLC(3)	13,680,000	[ ]%	[ ]	[ ]	[ ]	[ ]
William D. Green(3)	13,680,000	[ ]%	[ ]	[ ]	[ ]	[ ]
Joseph M. Tucci(3)	13,680,000	[ ]%	[ ]	[ ]	[ ]	[ ]
Harry L. You(3)	13,680,000	[ ]%	[ ]	[ ]	[ ]	[ ]
Randolph Cowen	30,000	*	[ ]	[ ]	[ ]	[ ]
Paul Dacier	30,000	*	[ ]	[ ]	[ ]	[ ]
Stephen Rohleder(3)	30,000	*	[ ]	[ ]	[ ]	[ ]
Charles Wert	30,000	*	[ ]	[ ]	[ ]	[ ]
All Directors and Executive Officers as a Group (Seven Individuals)	13,800,000	[ ]%

	Before the Business Combination		After the Business Combination
			Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of shares(2)%		Number of shares	%	Number of shares	%
Five Percent Holders:
The Baupost Group, L.L.C.(4)	4,400,000	6.4%	[ ]	[ ]	[ ]	[ ]
Alyeska Investment Group, L.P.(5)	4,533,436	6.6%	[ ]	[ ]	[ ]	[ ]

*
Less than one percent.

(1)
Unless otherwise noted, the business address of each of the shareholders listed is 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

(2)
Interests shown consist solely of founder shares, classified as Class B ordinary shares. On the effective date of the GTY Merger, each currently issued and outstanding Class B ordinary share will be cancelled and will automatically convert into one share of New GTY common stock, in accordance with the terms of the Proposed Charter.

(3)
William D. Green, Joseph M. Tucci and Harry L. You, the co-founders of GTY, are members and the managers of GTY Investors, LLC, the Sponsor, and share voting and dispositive power over the founder shares held by the Sponsor. Stephen Rohleder is a also member of the Sponsor. Pursuant to the terms and conditions of the Sponsor’s limited liability company agreement, Mr. Rohelder may be entitled to a distribution of up to 1,200,000 Class B ordinary shares from the Sponsor based on his investment in the Sponsor and the share price of GTY’s ordinary shares at the time of distribution.

(4)
According to a Schedule 13G filed with the SEC on February 14, 2017 on behalf of The Baupost Group, L.L.C. (“Baupost”), SAK Corporation (“SAK”) and Seth A. Klarman (“Mr. Klarman”), each of Baupost, SAK and Mr. Klarman holds shared voting and dispositive power with respect to 4,400,000 shares of the company’s Class A Ordinary Shares. Baupost acts as an investment advisor and general partner to private investment limited partnerships and purchased these securities on behalf of certain of such partnerships. SAK is the Manager of Baupost and Mr. Klarman is the sole shareholder of SAK. The business address of Baupost, SAK and Mr. Klarman is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(5)
According to a Schedule 13G/A filed on February 14, 2018 on behalf of Alyeska Investment Group, L.P. (“AIGLP”), Alyeska Fund GP, LLC (“AFG”), Alyeska Fund 2 GP, LLC (“AF2”) and Anand Parekh (“Mr. Parekh”), each of which share beneficial ownership over the 4,533,436 shares of the shares reported herein. The business address for this shareholder is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
GTY Technology Holdings Inc.
GTY Related Person Transactions
Class A Ordinary Shares
In August 2016, the Sponsor entered into an Amended and Restated Securities Purchase Agreement, for the purchase of 8,625,000 shares of Class B ordinary shares for $25,000, or $0.003 per share. As used herein, unless the context otherwise requires, “Class A ordinary shares” shall be deemed to include the shares of Class A ordinary shares issuable upon conversion thereof.
The Class A ordinary shares are identical to the Class A ordinary shares included in the units sold in the initial public offering except that the Class A ordinary shares are shares of Class B ordinary shares which automatically convert into shares of Class A ordinary shares at the time of GTY’s business combination and are subject to certain transfer restrictions, as described in more detail below.
In October 2016, the Sponsor transferred 25,000 founder shares to each of GTY’s independent directors at the same per-share purchase price paid by the Sponsor. The foregoing transfers of founder shares were made in reliance upon an exemption from the registration requirements of the Securities Act pursuant to the so-called 4(a)(1)-½ exemption. The founder shares will automatically convert into Class A ordinary shares upon the consummation of the business combination on a one-for-one basis, subject to adjustments. In the case that additional Class A ordinary shares, or equity-linked securities convertible or exercisable for Class A ordinary shares, are issued or deemed issued in connection with the initial business combination, the ratio at which the founder shares will convert into Class A ordinary shares will be adjusted so that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate 20% of the sum of the ordinary shares outstanding upon the completion of the initial public offering plus the number of Class A ordinary shares and equity-linked shares issued or deemed issued in connection with the initial business combination (net of redemptions), excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor.
GTY’s initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Class A ordinary shares until the earlier to occur of: (A) one year after the completion of the business combination or (B) subsequent to the business combination, (x) if the last sale price of GTY’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, or (y) the date on which GTY completes a liquidation, merger, share exchange or other similar transaction that results in all of GTY’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.
The Sponsor and GTY’s officers and directors have also agreed, subject to limited exceptions, not to transfer, assign or sell any of their private placement warrants until 30 days after the completion of the business combination.
Private Placement Warrants
Concurrently with the closing of the initial public offering, the Sponsor purchased an aggregate of 8,693,334 private placement warrants at a price of  $1.50 per whole warrant (approximately $13,040,000 in the aggregate) in a private placement. Each whole private placement warrant is exercisable for one whole share of GTY’s Class A ordinary share at a price of  $11.50 per share. A portion of the purchase price of the private placement warrants was added to the proceeds from the initial public offering held in the trust account. If the business combination is not completed by May 1,2019, the proceeds from the sale of the private placement warrants held in the trust account will be used to fund the redemption of the public shares (subject to the requirements of applicable law), and the private placement warrants will expire worthless. The private placement warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Registration Rights
The holders of Class A ordinary shares, private placement warrants and warrants that may be issued upon conversion of working capital loans, if any, will be entitled to registration rights (in the case of the Class A ordinary shares, only after conversion of such shares to shares of Class A ordinary shares) pursuant to a registration rights agreement to be signed on or before the date of the prospectus for the initial public offering. These holders will be entitled to certain demand and “piggyback” registration rights.
However, the registration rights agreement provides that GTY will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period for the securities to be registered. GTY will bear the expenses incurred in connection with the filing of any such registration statements.
Advances from Related Parties
The Sponsor loaned GTY in the form of a promissory note up to $200,000 to be used for the payment of costs related to the initial public offering. The loan was non-interest bearing, unsecured and due upon the closing of the initial public offering. GTY paid off all outstanding amount to the Sponsor in December 2016.
In addition, on August 8, 2018, GTY issued an unsecured convertible promissory note (the “Sponsor Convertible Note”) to the Sponsor, pursuant to which GTY may borrow up to $1 million from the Sponsor from time to time. The Sponsor Convertible Note does not bear interest and all unpaid principal under the Sponsor Convertible Note was due on November 1, 2018. The Sponsor will have the option to convert any amounts outstanding under the Sponsor Convertible Note, up to $1 million in the aggregate, into warrants of the post-business combination entity to purchase Class A ordinary shares at a conversion price of  $1.50 per warrant. The terms of such warrants will be identical to the private placement warrants, including that each such warrant will entitle the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the private placement warrants. Under the Sponsor Convertible Note, the Sponsor has waived any and all right, title, interest or claim of any kind in or to any distribution of or from the trust account, including any right to seek recourse, reimbursement, payment or satisfaction for any claim against the trust account. As of September 30, 2018, GTY had borrowed $400,000 under the Sponsor Convertible Note.
Administrative Support Agreement
Commencing on the date the units were first listed on the Nasdaq, GTY agreed to reimburse the Sponsor in an amount not to exceed $10,000 per month for office space, and secretarial and administrative services. Upon completion of the initial business combination or GTY’s liquidation, GTY will cease paying these monthly fees. The Company paid an aggregate of  $200,000 in administrative fees to the Sponsor in August 2018. As of September 30, 2018 and December 31, 2017, GTY had a total of  $30,000 and $140,000, respectively, in administrative fees payable to the Sponsor.
Existing GTY Related Party Policy
Prior to the consummation of GTY’s initial public offering, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by GTY’s board of directors (or the appropriate committee of GTY’s board of directors) or as disclosed in GTY’s public filings with the SEC. Under GTY code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving GTY. A form of the code of ethics that was adopted prior to the consummation of GTY’s initial public offering was filed as an exhibit to the registration statement relating to GTY’s initial public offering.
In addition, GTY’s audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter that we plan to adopt prior to the consummation of GTY’s initial public offering is filed as an exhibit to the registration statement relating to GTY’s initial public offering. We also require each of GTY’s directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of GTY’s Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA that GTY’s initial business combination is fair to GTY company from a financial point of view. Furthermore, no finder’s fees, reimbursements or cash payments will be made to GTY’s Sponsor, officers or directors, or GTY or their affiliates, for services rendered to us prior to or in connection with the completion of GTY’s initial business combination, other than the following payments, none of which will be made from the proceeds of GTY offering held in the trust account prior to the completion of GTY’s initial business combination:
•
payment to our Sponsor for office space, utilities and secretarial support for a total of  $10,000 per month; and

•
reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of loans, if any, and on such terms as to be determined by GTY from time to time, made by our Sponsor or certain of GTY’s officers and directors to finance transaction costs in connection with an intended initial business combination, provided, that, if GTY does not consummate an initial business combination, a portion of the working capital held outside the trust account may be used by GTY to repay such loaned amounts so long as no proceeds from the trust account are used for such repayment.

Bonfire
Bonfire was incorporated March 5, 2012, and in connection with incorporation, Corry Flatt was issued 9,350,000 common shares in exchange for certain assets Mr. Flatt rolled into Bonfire at that time. In July 2012, Alexander Millar was hired by Bonfire as an employee and was issued 650,000 common shares in connection therewith for an aggregate amount of  $1.00. In connection with a financing in September 2013, Bonfire underwent a reorganization of its capital structure involving an exchange of all of Mr. Flatt and Mr. Millar’s initial founder common shares for special shares (which were ultimately repurchased by Bonfire for cancellation for an aggregate amount of  $1), and the issuance of certain new common shares to Mr. Flatt, Mr. Millar, and certain others. Since then, Bonfire has gone through a series of preferred share financings, including most recently a Series A Financing as more fully described below.
Other than compensation arrangements (including current equity incentive grants and those proposed to be issued to Bonfire employees in connection with the transactions contemplated by this proxy statement) with the Bonfire employees, Mr. Flatt and Mr. Millar’s stock restriction agreements (as more fully described in section entitled “Executive Compensation — Bonfire”), and proceeds to be received by Bonfire shareholders in connection with the sale of their respective Bonfire shares to GTY (as more fully described in this proxy statement), the following is a description of relationships and transactions since January 1, 2016, to which Bonfire was a participant or will be a participant, and in which the amounts involved exceeded or will exceed $120,000 or one percent of the average of Bonfire’s total assets at year end for the last two completed fiscal years, and any of Bonfire’s directors, executive officers, beneficial holders of more than five percent of Bonfire’s capital stock, or immediate family members of, or persons sharing the household with, the foregoing had or will have a direct or indirect material interest.
Series Seed Financing
On November 21, 2016, Bonfire completed a sale of 2,938,710 Seed Series II Preferred Shares at a price per share of US$0.469036 (all pursuant to the conversion of certain simple agreements for future equity), 172,285 Seed Series III Preferred Shares at a price per share of US$0.580434 (all pursuant to the conversion of a simple agreement for future equity), and 1,833,375 Seed Series IV Preferred Shares at a price per share of  $0.545439. In connection with the financing, all then issued and outstanding Class A Preferred Shares (being 4,992,930 Class A Preferred Shares) were redesignated as Seed Series I Preferred Shares on a one-for-one basis. Spider Capital Partners I, L.P., an over five percent shareholder and with whom Michael Neril (a director of Bonfire) is affiliated, converted an existing simple agreement for future equity into 1,066,016 Seed Series II Preferred Shares, and purchased 641,685 Seed Series IV Preferred Shares. In connection with this Series Seed Financing, Bonfire entered into an Amended and Restated Shareholders’ Agreement with its shareholders (including certain over five percent shareholders as well as entities affiliated with certain directors and executive officers), an Investors’ Rights Agreement with certain of its investors (including certain over five percent shareholders as well as entities affiliated with certain directors), both of which were terminated in connection with Bonfire’s Series A Financing (as described below). Bonfire also entered into a Management Rights Letter with Spider Capital Partners I, L.P. (an over five percent shareholder and with whom Michael Neril (a director of Bonfire) is affiliated), which is expected to be terminated in connection with the closing of the transactions contemplated by this proxy statement.
Series A Financing
Bonfire completed a sale of 9,541,984 Series A Preferred Shares on May 30, 2017, at a price per Series A Preferred Share of US$0.8384. In connection with the financing, all of the issued and outstanding Seed Series I Preferred Shares, Seed Series II Preferred Shares, Seed Series III Preferred Shares and Seed Series IV Preferred shares were converted into Series Seed I Preferred Shares, Series Seed II Preferred Shares, Series Seed III Preferred Shares and Series Seed IV Preferred Shares, respectively, in each case on a one-for-one basis. Some of those converted shares were held by over five percent shareholders as well as entities affiliated with certain directors. Battery Ventures XI-A, L.P., Battery Ventures XI-B, L.P., and Battery Investment Partners XI, LLC, a now over five percent shareholder and with whom Michael Brown (a director of Bonfire) is affiliated, purchased an aggregate of 7,454,675 Series A Preferred Shares. In connection with the financing, Bonfire also entered into a Management Rights Letter with the Battery entities, providing for certain information and management rights. The Management Rights Letter is expected to be terminated in connection with the closing of the transactions contemplated by this proxy statement.
Spider Capital Partners I, L.P., an over five percent shareholder and with whom Michael Neril (a director of Bonfire) is affiliated, purchased 884,541 Series A Preferred Shares. In addition, in connection with the Series A Financing, the Bonfire board of directors approved the sale by Corry Flatt and Alexander Millar (each a founder of Bonfire) of certain common shares in the capital of Bonfire to Spider Capital Partners I, L.P.
Investors’ Rights Agreement
In connection with the issuance and sale of its Series A Preferred Shares, Bonfire entered into an Investors’ Rights Agreement, dated May 30, 2017, among Bonfire and certain investors including certain over five percent shareholders as well as entities affiliated with certain directors. The Investors’ Rights Agreement provides, among other things, that certain Bonfire shareholders have the right to demand that Bonfire file a registration statement or require that its shares be covered by a registration statement that Bonfire is otherwise filing. The Investors’ Rights Agreement is expected to be terminated in connection with the closing of the transactions contemplated by this proxy statement.
Voting Agreement
In connection with the issuance and sale of its Series A Preferred Shares, Bonfire entered into a Voting Agreement, dated May 30, 2017, among Bonfire and all of its shareholders (including certain over five percent shareholders as well as entities affiliated with certain directors and executive officers). Under the Voting Agreement, the Bonfire shareholders have agreed to vote their shares on certain matters, including the election of directors. The Voting Agreement is expected to be terminated in connection with the closing of the transactions contemplated by this proxy statement.

First Refusal and Co-Sale Agreement
In connection with the issuance and sale of its Series A Preferred Shares, Bonfire entered into a First Refusal and Co-Sale Agreement, dated May 31, 2017, among Bonfire and all of its shareholders (including certain over five percent shareholders as well as entities affiliated with certain directors and executive officers). The First Refusal and Co-Sale Agreement provides, among other things, that first, Bonfire, and second, certain major investors, hold the right to purchase Bonfire shares which certain Bonfire shareholders propose to sell to other parties. The First Refusal and Co-Sale Agreement also provides certain major investors with certain co-sale rights. The First Refusal and Co-Sale Agreement is expected to be terminated in connection with the closing of the transactions contemplated by this proxy statement.
Option Grants
Bonfire’s board of directors approved the following option grants to its executive officers and directors:
Grant Date	Name	Position (Executive Officer/ Director)	Number of Options to Purchase Common Shares	Exercise Price (USD)	Vesting Start Date	Vesting Terms	Expiry Date
July 26, 2017	Trisha Jack	Chief Financial Officer	440,013	0.398	June 27, 2016	4 year, monthly (no cliff), single trigger acceleration on change of control	July 26, 2027
October 18, 2017	Thomas Aitchison	Director	166,980	0.398	October 18, 2017	4 year, monthly (no cliff), single trigger acceleration on change of control	October 18, 2027
Indemnification and Directors and Officers Liability Insurance
Bonfire’s bylaws indemnify and limit the liability of its directors. Bonfire has also entered into director indemnification agreements with each of its directors which limit their liability by virtue of their position as a director of Bonfire. In addition, Bonfire maintains directors’ and officers’ liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.
CityBase
Other than compensation arrangements with the CityBase directors and executive officers, the following is a description of relationships and transactions since January 1, 2016, to which CityBase was a participant or will be a participant, and in which the amounts involved exceeded or will exceed 1% of the average of CityBase’s total assets as of the end of fiscal 2016 and 2017, and any of CityBase’s directors, executive officers, beneficial holders of more than five percent of CityBase’s capital stock, or immediate family members of, or person sharing the household with, the foregoing had or will have a direct or indirect material interest.
Reorganization and Series B Financing
On a number occasions since CityBase’s inception, Jeffrey Taylor, one of its directors and greater than five percent shareholders, made loans and capital contributions to CityBase, totaling $4,404,956. On June 21, 2016, CityBase undertook a reorganization pursuant to which, among other things, CityBase, LLC was converted to a Delaware corporation and issued shares of Series A and Series B Preferred Stock (the “CityBase Reorganization”). Immediately prior to the CityBase Reorganization, CityBase, LLC redeemed 894,961 Series A Preferred Units from Mr. Taylor, in exchange for a promissory note issued by CityBase, LLC to Shirley Tark Grandchildren’s Trust for Jeffrey U/A/D 1/20/87, a trust for which Mr. Taylor serves as trustee, in the aggregate principal amount of  $894,961.00 (the “Redemption Note”). In connection with the CityBase Reorganization, all outstanding indebtedness (including the Redemption Note) and units of

CityBase, LLC were converted into shares of Series A Preferred Stock and Series B Preferred Stock of CityBase, Inc. or cancelled. Mr. Taylor acquired 66,337 shares of Series A Preferred Stock and 2,976 shares of Series B Preferred Stock as a result of the Reorganization, which are held through various entities controlled by Mr. Taylor.
Including the shares of CityBase capital stock issued in connection with the CityBase Reorganization, at various times throughout 2016 and 2017, CityBase issued and sold shares of its Series B Preferred Stock for an aggregate purchase price of approximately $9.1 million. The following table summarizes purchases of shares of Series B Preferred Stock by CityBase’s directors, executive officers and holders of more than five percent of any class of voting securities:
Name	Date Issued	Number of Shares of Series B Preferred Stock	Aggregate Purchase Price ($)
Shirley Tark Grandchildren’s Trust for Jeffrey U/A/D 1/20/87(1)	February 24, 2017	966.38	81,175.92
	March 20, 2017	521.72	43,824.48
Conroy Investments, LLC(2)	March 20, 2017	1,190.48	100,000.32
Daniel Diermeier(3)	July 5, 2016	595.24	50,000.16
	February 24, 2017	175.72	14,760.48
	March 20, 2017	297.62	25,000.08
Diamond Consolidated L.P.(4)	August 3, 2016	803.57	67,499.88
	February 24, 2017	237.22	19,926.48
Terry Diamond Trust(5)	August 3, 2016	1,190.48	100,000.32
	February 24, 2017	351.43	29,520.12
Method One, LLC(6)	August 3, 2016	23,809.53	1,999,999.52
	September 30, 2016	2,976.19	249,999.96
	February 24, 2017	14,935.89	1,254,614.76
Michael Madden(7)	July 1, 2016	119.05	10,000.20
	February 24, 2017	35.14	2,951.76
Michael H. Moskow Trust(8)	March 20, 2017	1,190.48	100,000.32
Joseph Duffy(9)	July 8, 2016	1,190.48	100,000.32
	February 24, 2017	351.43	29,520.12

(1)
Trust for which Jeffrey Taylor, a CityBase director and holder of more than five percent of CityBase’s capital stock serves as trustee.

(2)
Entity is controlled by William Conroy, who serves on CityBase’s Board of Directors.

(3)
Mr. Diermeier serves on CityBase’s Board of Directors.

(4)
Entity is controlled by Terry Diamond, who serves on CityBase’s Board of Directors, and his immediate family members.

(5)
Trust for which Terry Diamond, a CityBase director, serves as trustee.

(6)
Method One, LLC (formerly known as KDWC Venture Fund, LLC) (“Method”) is a greater than five percent shareholder of CityBase and is affiliated with Terry Diamond, a director of CityBase.

(7)
Mr. Madden is a former director and is associated with Method, which is a greater than five percent shareholder of CityBase.

(8)
Trust for which Michael Moskow, a CityBase director, serves as trustee.

(9)
Joseph Duffy is the father of Michael Duffy, who serves as CityBase’s Chief Executive Officer.

The shares of Series B Preferred Stock were sold on the same terms as available to the other cash purchasers participating in the offering at a price per share of  $84.00.
Convertible Notes and Amendments
On January 12, 2018, March 7, 2018 and April 27, 2018, CityBase issued an aggregate of  $4.0 million in principal amount of convertible promissory notes. The convertible promissory notes accrued interest at a rate of 8% per annum and were scheduled to be due and payable on December 31, 2018. The notes were issued pursuant to a Note Purchase Agreement dated as of January 12, 2018, as amended February 27, 2018. The table below summarizes purchases of convertible notes by CityBase’s directors, executive officers and holders of more than five percent of any class of voting securities.
On September 4, 2018, CityBase completed a Series C Preferred Stock Financing, which constituted a “qualified financing” under the convertible notes, as amended, and the convertible notes converted to shares of Series C Preferred Stock.
Name	Date Issued	Aggregate Principal Amount ($)
Method One, LLC(1)	January 12, 2018	1,000,000
	March 7, 2018	500,000
Shirley Tark Grandchildren’s Trust for Jeffrey U/A/D 1/20/87(2)	March 7, 2018	150,000
Conroy Investments, LLC(3)	March 7, 2018	500,000
Terry Diamond Trust(4)	March 7, 2018	75,000
Diamond Consolidated L.P.(5)	March 7, 2018	75,000
Daniel Diermeier(6)	March 7, 2018	50,000
Joseph Duffy(7)	April 27, 2018	80,000
BW Financial Services LLC(8)	April 27, 2018	200,000

(1)
Method is a greater than five percent shareholder of CityBase and is affiliated with Terry Diamond, a director of CityBase.

(2)
Trust for which Jeffrey Taylor, a CityBase director and holder of more than five percent of CityBase’s capital stock, serves as trustee.

(3)
Entity is controlled by William Conroy, who serves on CityBase’s Board of Directors.

(4)
Trust for which Terry Diamond, a CityBase director, serves as trustee.

(5)
Entity is controlled by Terry Diamond, who serves on CityBase’s Board of Directors, and his immediate family members.

(6)
Mr. Diermeier serves on the Board of Directors of CityBase.

(7)
Joseph Duffy is the father of Michael Duffy, who serves as CityBase’s Chief Executive Officer.

(8)
Entity is controlled by William Wolf, a managing partner at Method, who may be deemed to be a greater than five percent holder by virtue of his control over Method.

Method One LLC Note and Warrants
On August 8, 2018, CityBase issued a Junior Secured Promissory Note (the “Method Note”), in an aggregate principal amount of up to $5,000,000, and a Warrant to Purchase 6,500 Shares of CityBase common stock (the “Method Warrant”) to Method One LLC (“Method”), an entity that holds more than five percent of CityBase’s outstanding capital stock and is affiliated with one of CityBase’s directors, Terry Diamond. The Method Note and Method Warrant were each issued pursuant to a Note Purchase Agreement, dated August 8, 2018, between CityBase, Inc. and Method (the “Note Purchase Agreement”). At the time of issuance, the aggregate principal amount of the Method Note outstanding was $2,000,000.

The Method Note matures on August 8, 2019 and accrues interest at a rate equal to 6% per annum on any unpaid principal amount outstanding, provided that following the maturity date or upon the occurrence of an event of default, the applicable rate of interest will increase to 12% per annum. The Note Purchase Agreement additionally provides for the issuance of additional warrants in respect of advances in excess of the principal amount of  $2,000,000 advanced on August 8, 2018.
On October 1, 2018, CityBase amended the Note Purchase Agreement and Method Note to provide that amounts outstanding under the Method Note may be re-paid and reborrowed, and an additional $2,000,000 may be reborrowed without obligation to issue additional warrants. Concurrently with such amendment, CityBase repaid (a) $2,000,000 in respect of the outstanding principal and (b) $18,739.73 in respect of accrued interest, representing all principal and interest outstanding under the Method Note at such time and the maximum amount of principal and interest outstanding at any time. As of the date hereof, warrants to purchase 6,500 shares of CityBase common stock have been issued to Method and there are no amounts outstanding under the Method Note. The CityBase Agreement provides that outstanding warrants will be automatically exercised at the CityBase Closing and that CityBase will pay off indebtedness prior to the CityBase Closing.
Amended and Restated Investors Rights Agreement
In connection with the issuance and sale of its Series C Preferred Stock, CityBase entered into an Amended and Restated Investor Rights Agreement, dated September 4, 2018, between CityBase and certain investors including certain directors, executive officers and five percent shareholders and other related persons as follows: Method (with which Terry Diamond is associated), BW Financial Services LLC, Joseph Duffy, Michael Duffy and Daniel Diermeier, as well as entities affiliated with each of Jeffrey Taylor, Terry Diamond, William Conroy and Michael Moskow. The Amended and Restated Investor Rights Agreement provides, among other things, that certain holders of CityBase’s capital stock have the right to demand that CityBase file a registration statement or require that its shares be covered by a registration statement that CityBase is otherwise filing. The Amended and Restated Investor Rights Agreement is expected to be terminated in connection with the closing of the CityBase Transaction.
Amended and Restated Voting Agreement
In connection with the issuance and sale of its Series C Preferred Stock, CityBase entered into an Amended and Restated Voting Agreement, dated September 4, 2018, between CityBase and certain investors including certain directors, executive officers and five percent shareholders and other related persons as follows: Method (with which Terry Diamond is associated), BW Financial Services LLC, Joseph Duffy, Michael Duffy and Daniel Diermeier, as well as entities affiliated with each of Jeffrey Taylor, Terry Diamond, William Conroy and Michael Moskow. Under the Amended and Restated Voting Agreement, certain holders of CityBase capital stock have agreed to vote their shares of capital stock on certain matters, including the election of directors as follows: two persons designated by holders of a majority of the Series A Preferred Stock, two persons designated by holders of a majority of the Series B Preferred Stock, one person designated by holders of a majority of the Common Stock and CityBase’s Chief Executive Officer. The Amended and Restated Voting Agreement is expected to be terminated in connection with the closing of the CityBase Transaction.
Right of First Refusal and Co-Sale Agreement
In connection with the issuance and sale of its Series C Preferred Stock, CityBase entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated September 4, 2018, between CityBase and certain investors including certain directors, executive officers and five percent shareholders and other related persons as follows: Method One, LLC (with which Terry Diamond is associated), BW Financial Services LLC, Joseph Duffy, Michael Duffy and Daniel Diermeier, as well as entities affiliated with each of Jeffrey Taylor, Terry Diamond, William Conroy and Michael Moskow. The Amended and Restated Right of First Refusal and Co-Sale Agreement provides, among other things, that CityBase holds the right to purchase shares of its capital stock which such investors propose to sell to other parties. The Amended and Restated Right of First Refusal and Co-Sale Agreement is expected to be terminated in connection with the closing of the CityBase Transaction.

Michael Duffy Promissory Notes
CityBase has loaned Michael Duffy, its Chief Executive Officer and a member of its Board of Directors, $175,000 pursuant to two promissory notes. The first promissory note issued on May 5, 2017 has an aggregate principal amount of  $150,000, matures on May 4, 2020 or on the maturity date of any renewal and bears interest at a rate of 1.15% per annum calculated on the basis of a 365-day year. The second promissory note issued on May 10, 2018 has an aggregate principal amount of  $25,000, matures on May 10, 2021 and bears interest at a rate of 2.18% per annum calculated on the basis of a 365-day year. The promissory notes are secured by all of the shares of CityBase’s capital stock owned by Mr. Duffy as of the date of the applicable promissory note. The promissory notes may be repaid at any time without penalty and are expected to be repaid by Mr. Duffy concurrently with the closing of the CityBase Transaction.
Indemnification Agreements
CityBase has entered into indemnification agreements with each of Daniel Diermeier, Jeffrey Taylor, Terry Diamond, Michael Duffy, William Conroy and Michael Moskow, as well as Michael Madden, a former director of CityBase. These agreements provide for the indemnification of such persons for all actual and reasonable expenses, liabilities, penalties, fines and settlements incurred in connection with any action or proceeding brought against them by virtue of their position as a director, and/or officer of CityBase, as applicable. CityBase believes that these indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, CityBase has obtained director and officer liability insurance to cover liabilities that its directors and officers may incur in connection with their services.
eCivis
Kirk Fernandez, through one or more affiliated entities, is a holder of the majority of eCivis’s common stock and also the chairman of eCivis’s Board of Directors. eCivis has entered into a number of transactions which may result in Kirk Fernandez receiving a direct or indirect material interest. The terms of these transactions are at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unrelated parties.
eCivis leases office space from an entity in which Kirk Fernandez, through one or more affiliated entities, is a shareholder. Rent paid to the related entity was $231,542 for the nine months ended September 30, 2018 and $308,723 for the year ended December 31, 2017.
eCivis participates in a captive insurance arrangement with Wilshire Insurance Enterprises, Inc. (“Wilshire Insurance”). The insurance policy covers eCivis and fourteen other companies affiliated through common ownership and control. The captive insurance arrangement makes all of the insured part of the same economic family, such that the claims by all of the insured will be pooled.
The insurance premium due under each insurance policy has been determined by an independent third party based on actuarial principles approved by the North Carolina Commissioner of Insurance. Wilshire Insurance is owned by Wilshire Trust, and the majority stockholder of eCivis serves as the sole trustee of Wilshire Trust. The majority stockholder has elected not to take a fee for his services as Trustee.
During 2014, the captive insurance arrangement was enhanced to allow for additional lines of coverage and to separate eCivis’s minority shareholders’ funds from the majority shareholder’s pooled funds from other entities. Wilshire Insurance established Fair Oaks Incorporated Cell, which is owned by Fair Oaks Trust and the beneficiaries are the minority stockholders of eCivis.
Captive insurance expense was $125,401 for the nine months ended September 30, 2018 and $28,700 for the year ended December 31, 2017, respectively. Prepaid captive insurance premiums net of amortization were $41,625 and $166,500 at September 30, 2018 and December 31, 2017, respectively.
Open Counter
There have been no transactions since the fiscal year preceding Open Counter’s last fiscal year, and there are no currently proposed transactions, in which Open Counter was or is to be a participant requiring disclosure under Item 404 of Regulation S-K promulgated by the SEC.

Questica
980 Fraser Drive Lease
Questica holds a lease at 980 Fraser Drive in Burlington, Ontario with a company, Handling Specialty Holdings Inc., that is owned by Dennis Parass, the father of TJ Parass, the President and Chief Executive Officer of Questica. Dennis is also a Director at Questica. The lease includes Units 103, 105, 106, 107, 108 and represents approximately 7,000 square feet of total space. The current lease term will expire on May 31st, 2020. Questica paid total rent of  $168,947.80 CAD in 2017, which represent a cost per square foot of  $24.14. This is on the bottom end of market rates for similar commercial space in the area.
ETO Sale to Total ETO
Questica sold the assets of its Engineer-to-Order ERP software business (the “ETO business”) on July 31, 2018 to a newly created company called Total ETO Inc. (“Total ETO”), whose shareholders include the holding companies of two shareholders in Questica, TJ Parass and Allan Booth, and the holding company of a former Questica employee, RJ Ahuja. Each of these individuals hold one-third of the shares of Total ETO. RJ Ahuja is the President/CEO of Total ETO, and, although Allan Booth and TJ Parass are on the board of Total ETO, neither has a day-to-day role in the operation of the business. The ETO assets were sold for total consideration of  $1.125M CAD, which included a payment in the form of a promissory note of  $817,405.21 CAD and the assumption of liabilities of  $307,594.79 CAD, which represent the deferred revenues that Questica had received payment for or that were in the outstanding accounts receivable attributable to Questica’s ETO business immediately prior to the closing of the transfer of its assets. The ETO business accounted for slightly less than 5% of Questica’s of total revenue in 2017. The assets sold include all intellectual property related to the ETO business and all customer contracts, except for certain software that will be split between ETO and Questica. Questica retained all outstanding accounts receivable from the ETO customers at the time of closing and will be compensated by Total ETO in the event any of the accounts receivable are not collectable. This software was the first solution developed by Questica but was entirely focused on specialty engineering firms. The technology and target market had nothing in common with the Questica budget solution offerings and as it was in no way relevant for the public sector, was not of interest to GTY.
Sherpa
There have been no transactions since the fiscal year preceding Sherpa’s last fiscal year, and there are no currently proposed transactions, in which Sherpa was or is to be a participant requiring disclosure under Item 404 of Regulation S-K promulgated by the SEC.
Policies and Procedures for Related Person Transactions
Upon consummation of the business combination, the New GTY board will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “Related Person Transaction” is a transaction, arrangement or relationship in which New GTY or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of New GTY’s officers or one of New GTY’s directors;

•
any person who is known by New GTY to be the beneficial owner of more than five percent (5%) of our voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of our voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

New GTY will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its Audit Committee Charter, the Audit Committee will have the responsibility to review related party transactions.

DESCRIPTION OF NEW GTY SECURITIES
The following description of the New GTY capital stock reflects New GTY’s capital stock as it will exist as of the effective time of the business combination. The New GTY capital stock will be governed by New GTY’s Proposed Charter and the MBCA. This description is a summary and is not complete. We urge you to read in their entirety New GTY’s Proposed Charter, a form of which is included as Annex I to this proxy statement/prospectus and is incorporated herein by reference. The following summary should be read in conjunction with the section entitled “Comparison of Corporate Governance and Shareholder Rights.”
Authorized and Outstanding Stock
The Proposed Charter authorizes the issuance of  [    ] shares of capital stock, consisting of  (x) [    ] shares of common stock, including (i) [    ] shares of New GTY common stock, $0.0001 par value per share, (ii) [    ] shares of New GTY Class B common stock, $0.0001 par value per share and (y) 1,000,000 shares of preferred stock, par value $0.0001 per share. The outstanding shares of New GTY common stock will be, and the shares of common stock issuable in connection with the business combination pursuant to the Transaction Documents and the private placement will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the general meeting, there were outstanding 34,988,462 ordinary shares, of which 21,188,462 were public shares (being 55,200,000 public shares issued in our initial public offering as reduced by the redemption of 34,011,538 public shares in connection with the Extension Meeting), held of record by approximately [    ] holders, 13,800,000 were Class B ordinary shares, held by our initial shareholders, and there were no shares of preferred stock outstanding, and 27,093,334 warrants outstanding held of record by approximately [    ] holders. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.
Common Stock
New GTY common stock
The New GTY common stock will have all the rights, powers and privileges provided for in the Proposed Charter.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New GTY common stock will possess all voting power for the election of New GTY’s directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of the stockholders of New GTY. Holders of New GTY common stock are entitled to one vote per share on matters to be voted on by stockholders.
Dividends
Holders of New GTY common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by New GTY’s board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions. Holders of New GTY Class B common stock are not entitled to share in any such dividends or other distributions.
Liquidation, Dissolution and Winding Up
In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of New GTY, the holders of New GTY common stock will be entitled to receive an equal amount per share of all of New GTY’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied. Holders of New GTY Class B common stock are not entitled to receive any portion of any such assets in respect of their shares of New GTY Class B common stock.
Preemptive or Other Rights
New GTY’s stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to New GTY common stock.

Election of Directors
There will be no cumulative voting with respect to the election of directors. New GTY’s Proposed Charter establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of votes cast at each annual meeting of New GTY stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Preferred Stock
New GTY’s Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. New GTY’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. New GTY’s board of directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of New GTY’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New GTY or the removal of existing management. GTY has no preferred stock outstanding at the date hereof. Although New GTY does not currently intend to issue any shares of preferred stock, New GTY cannot assure you that it will not do so in the future.
Capital Structure Prior to the Business Combination
The following is a summary of GTY’s authorized share capital prior to the business combination. On the effective date of the GTY Merger, each currently issued and outstanding Class A ordinary share and each Class B ordinary share will be cancelled and will automatically convert into one share of New GTY common stock, in accordance with the terms of the Proposed Charter.
Units
Each unit consists of one Class A ordinary share and one-third of one warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of  $11.50 per whole share, subject to adjustment as described in this proxy statement/prospectus. A warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. The Class A ordinary shares and warrants comprising the units began separate trading on November 14, 2016. On and after that date, holders have the option to continue to hold units or separate their units into the component securities. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchased at least three units, you will not be able to receive or trade a whole warrant. Holders who wish to separate their units into Class A ordinary shares and warrants need to have their brokers contact our transfer agent and request such separation.
Ordinary Shares
Upon the closing of GTY’s initial public offering, 69,000,000 of ordinary shares were outstanding including:
•
55,200,000 Class A ordinary shares underlying units issued as part of the initial public offering; and

•
13,800,000 Class B ordinary shares held by our initial shareholders.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law; provided, that holders of our Class B ordinary shares will have the right to elect all of our directors prior to our initial business combination. This provision of the Existing Organizational Documents may only be amended by a special resolution passed by a majority of at least two-thirds of our ordinary shares voting in a general meeting. Unless specified in our second amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Law or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of not less than two-thirds of our ordinary shares that are voted, and pursuant to our second amended and restated memorandum and articles of association; such actions include amending our second amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. Our board of directors is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.
We are providing our shareholders with the opportunity to redeem all or a portion of their public shares (which will convert into shares of New GTY common stock) upon the completion of the business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest earned on the trust account (net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein. Our initial shareholders and our other officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the business combination. A quorum for such meeting will consist of the holders present in person or by proxy of outstanding shares in the capital of GTY representing a majority of the voting power of all outstanding shares in the capital of GTY entitled to vote at such meeting. We will complete the business combination only if a majority of the ordinary shares voted are voted in favor of the business combination. However, the participation of the Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described herein), if any, could result in the approval of the business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against the business combination. For purposes of seeking approval of the majority of our outstanding ordinary shares, non-votes will have no effect on the approval of our business combination once a quorum is obtained.
Additionally, each public shareholder may elect to redeem all or a portion of their public shares irrespective of whether they vote for or against the business combination or if they do not vote at all.
The Existing Organizational Documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in our initial public offering, which we refer to as the “Excess Shares.” However, our shareholders are not restricted from voting all of their shares (including Excess Shares) for or against the business combination.
Pursuant to the Existing Organizational Documents, if we are unable to complete our business combination by May 1, 2019, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors in all cases subject to and the other requirements of applicable law. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our business combination by May 1, 2019. However, if our Sponsor, officers or directors acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our business combination within the prescribed time period.
In the event of a liquidation, dissolution or winding up of GTY after a business combination, holders of shares of New GTY common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest, but less any income taxes payable, upon the completion of our initial business combination, subject to the limitations described herein.
Class B ordinary shares
The founder shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units, and holders of founder shares have the same shareholder rights as public shareholders, except that (i) holders of the founder shares have the right to vote on the election of directors prior to our initial business combination, (ii) the founder shares are subject to certain transfer restrictions, as described in more detail below, (iii) our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our business combination, (B) to waive their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to approve an amendment to our second amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination by May 1,2019 and (C) to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our business combination by May 1, 2019, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our business combination within such time period, (iv) the founder shares will automatically convert into one share of New GTY common stock in accordance with the terms of New GTY’s Proposed Charter and (v) the founder shares are subject to registration rights. Our initial shareholders have agreed to vote any founder shares held by them and any public shares purchased during or after our initial public offering in favor of our initial business combination.
In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the initial public offering and related to the closing of the business combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon completion of this offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the business combination excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination).
Our initial shareholders have agreed not to transfer, assign or sell any founder shares held by them until one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the closing price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) we consummate a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Preferred Shares
Our second amended and restated memorandum and articles of association provides that preferred shares may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors may, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. GTY has no preferred shares outstanding at the date hereof. Although New GTY does not currently intend to issue any preferred shares, New GTY cannot assure you that it will not do so in the future.
Warrants
Public Warrants
Upon the closing of the business combination, each whole warrant will entitle the registered holder to purchase one share of New GTY common stock at a price of  $11.50 per whole share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the business combination. A warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. The warrants will expire five years after the date on which they first became exercisable, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
If the warrant amendment proposal is approved, the warrant agreement will be amended so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant.
New GTY will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to its satisfying its obligations described below with respect to registration. No warrant will be exercisable and New GTY will not be obligated to issue a share of common stock upon exercise of a warrant unless the share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New GTY be required to net cash settle any warrant.
New GTY will be obligated to file as soon as practicable, but in no event later than 15 business days, after the closing of its initial business combination, and to use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants, and to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Once the warrants become exercisable, New GTY may call the warrants for redemption:
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in whole and not in part;

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at a price of  $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

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if, and only if, the reported closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before New GTY sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable, New GTY may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
New GTY has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New GTY issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price (for whole shares) after the redemption notice is issued.
If New GTY calls the warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New GTY’s management will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of shares issuable upon the exercise of our warrants. If New GTY’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If New GTY’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If New GTY calls the warrants for redemption and its management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify New GTY in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of common stock is increased by a share dividend payable in common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a share dividend of a number of shares of common stock equal to the product of  (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of common stock) multiplied by (ii) one (1) minus the quotient of  (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for shares of common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if New GTY, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of shares of common stock in connection with a proposed initial business combination, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.
If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse share split or reclassification of the shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.
Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares), or in the case of any merger or consolidation of New GTY with or into another corporation (other than a consolidation or merger in which New GTY is the continuing corporation and that does not result in any reclassification or reorganization of New GTY’s outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New GTY as an entirety or substantially as an entirety in connection with which New GTY is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of shares of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and GTY. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New GTY, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New GTY will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.
Private Placement Warrants
The private placement warrants (including the shares of common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the business combination, subject to certain exceptions, and they will not be redeemable by New GTY so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than our Sponsor or its permitted transferees, the private placement warrants will be redeemable by New GTY and exercisable by the holders on the same basis as the public warrants.
If the warrant amendment proposal is approved, the warrant agreement will be amended so that, upon the closing of the business combination, each of GTY’s outstanding whole public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant and each of GTY’s outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of GTY’s officers and directors may, but are not obligated to, loan GTY funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of New GTY at a price of  $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.
Subject to certain limited exceptions, our Sponsor has agreed not to transfer, assign or sell any of the private placement warrants (including the Class A ordinary shares issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination.

Dividends
The payment of cash dividends in the future will be dependent upon New GTY’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the business combination. The payment of any cash dividends subsequent to the business combination will be within the discretion of New GTY’s board of directors at such time. Further, if New GTY incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants New GTY may agree to in connection therewith.
Transfer Agent and Warrant Agent
The transfer agent for New GTY common stock and warrant agent for New GTY’s warrants is Continental Stock Transfer & Trust Company.
Registration Rights
The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the founder shares) are entitled to registration rights pursuant to the registration rights agreement entered into in connection with our initial public offering, requiring us to register such securities for resale (in the case of the founder shares, only after conversion to our Class A ordinary shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (a) in the case of the founder shares, on the earlier of  (A) one year after the completion of our initial business combination or (B) subsequent to our business combination, (i) if the last sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, subject to certain exceptions, and (b) in the case of the private placement warrants and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.
Certain Anti-Takeover Provisions of Massachusetts Law, New GTY’s Proposed Charter
New GTY will be, as a corporation incorporated under the laws of the Commonwealth of Massachusetts, subject to the provisions of the Massachusetts General Laws.
Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions. A Massachusetts corporation may elect in its articles of organization or bylaws not be governed by Chapter 110F.
Under the Massachusetts control share acquisitions statute (Chapter 110D of the Massachusetts General Laws), a person who acquires beneficial ownership of shares of stock of a corporation in a threshold amount equal to one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting stock of the corporation, referred to as a control share acquisition, must obtain the approval of a majority of shares entitled to vote generally in the election of directors (excluding (1) any shares owned by any person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) any shares owned by any officer of the corporation and (3) any shares owned by any employee of the corporation who is also a director of the corporation) for the purpose of acquiring voting rights for the shares that such person acquires in crossing the foregoing thresholds.
The Massachusetts control share acquisitions statute permits the corporation, to the extent authorized by its articles of organization or bylaws, to redeem all shares acquired by an acquiring person in a control share acquisition for fair value (which is to be determined in accordance with procedures adopted by the corporation) if  (1) no control share acquisition statement is delivered by the acquiring person or (2) a control share acquisition statement has been delivered and voting rights were not authorized for such shares by the shareholders in accordance with the applicable provision of the control share acquisitions statute.
The Massachusetts control share acquisition statute permits a Massachusetts corporation to elect not to be governed by the statute’s provisions by including a provision in the corporation’s articles of organization or bylaws pursuant to which the corporation opts out of the statute.
Chapter 110C of the Massachusetts General Laws (1) subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a takeover bid, defined to include any acquisition of or offer to acquire more than 10% of the issued and outstanding equity securities of a target company and (2) provides that, if a person (together with its associates and affiliates) beneficially owns more than 5% of the stock of a Massachusetts corporation, such person may not make a takeover bid if during the preceding year such person acquired any of the subject stock with the undisclosed intent of gaining control of the corporation. The statute contains certain exceptions to these prohibitions, including if the board of directors approves the takeover bid, recommends it to the corporation’s shareholders and the terms of the takeover are furnished to shareholders.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New GTY for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock or warrants of New GTY for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
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1% of the total number of shares of New GTY common stock then outstanding (as of the date of this proxy statement/prospectus, GTY has 34,988,462 ordinary shares outstanding); or

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the average weekly reported trading volume of New GTY common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
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the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

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at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.
We anticipate that following the consummation of the business combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Registration Rights
See “Description of New GTY Securities — Registration Rights” above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following summary is a discussion of U.S. federal income tax considerations of the GTY Merger, an exercise of redemption rights and the business combination generally applicable to holders of GTY ordinary shares or warrants and New GTY common stock or warrants. This section applies only to holders that hold their GTY ordinary shares or warrants and New GTY common stock or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:
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a dealer in securities,

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a trader in securities that elects to use a mark-to-market method of accounting,

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a tax-exempt organization,

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a life insurance company, real estate investment trust or regulated investment company,

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a person liable for alternative minimum tax,

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a U.S. expatriate,

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a person that actually or constructively owns 10% or more of GTY voting stock,

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a partnership or other pass-through entity for U.S. federal income tax purposes, or a beneficial owner of a partnership or other pass-through entity,

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a person that holds GTY ordinary shares or warrants as part of a straddle, hedging or conversion transaction,

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a U.S. Holder whose functional currency is not the U.S. dollar,

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a person that received GTY ordinary shares or warrants as compensation for services,

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a controlled foreign corporation, or

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a passive foreign investment company.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the GTY Merger, an exercise of redemption rights or the business combination. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds GTY ordinary shares or warrants or New GTY common stock or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any GTY ordinary shares or warrants or New GTY common stock or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of an exercise of redemption rights and the business combination.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE GTY MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS
U.S. HOLDERS
For purposes of this discussion, a U.S. Holder means a beneficial owner of GTY ordinary shares or warrants or New GTY common stock or warrants, as the case may be, who or that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States,

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a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof  (including the District of Columbia),

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an estate whose income is subject to U.S. federal income tax regardless of its source, or

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a trust if  (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Effects on U.S. Holders of GTY Ordinary Shares Exercising Redemption Rights and the Effects on U.S. Holders of GTY Warrants if the Warrant Amendment Proposal is Approved
The U.S. federal income tax consequences of a U.S. Holder of GTY ordinary shares exercising its redemption rights to receive cash from the trust account in exchange for all or a portion of its GTY ordinary shares and the redemption of warrants from a U.S. Holder in the event that the warrant amendment proposal is approved will depend on whether the redemption qualifies as a sale of the GTY ordinary shares or warrants, as the case may be, under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s ordinary shares or warrants, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the ordinary shares or warrants redeemed.
Whether a redemption qualifies for sale treatment will depend largely on the total amount of ordinary shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all of the ordinary shares outstanding (which may include any shares constructively owned by other shareholders as a result of owning warrants) both before and after the redemption. The redemption of ordinary shares or warrants will generally be treated as a sale of the ordinary shares or warrants (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in GTY or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. The redemption of ordinary shares or warrants will be “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in GTY. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in GTY will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only ordinary shares actually owned by the U.S. Holder, but also ordinary shares constructively owned by the U.S. Holder. A U.S. Holder may constructively own shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include ordinary shares that could be acquired pursuant to an exercise of any GTY warrants by such U.S. Holder.

If the redemption does not qualify as a sale of the ordinary shares or warrants, the U.S. Holder will be treated as receiving a corporate distribution from GTY. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of GTY’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other ordinary shares or warrants (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares or warrants. After the application of those rules, any remaining tax basis of the U.S. Holder in such holder’s ordinary shares or warrants redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining ordinary shares, or possibly in other ordinary shares constructively owned by such holder.
U.S. Holders who actually or constructively own five percent or more of GTY stock (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such holders should consult with their tax advisors with respect to any applicable reporting requirements.
All U.S. Holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their ordinary shares or warrants pursuant to an exercise of redemption rights or in the event the warrant amendment proposal is approved.
Tax Consequences of the Business Combination
Subject to the PFIC rules discussed below, the exchange by holders of GTY ordinary shares for common stock of New GTY pursuant to the GTY Merger, in combination with certain aspects of the acquisition of the Targets, will constitute a tax-deferred transaction pursuant to Section 351 of the Code, and as a result, no gain or loss will be recognized by the holders of GTY ordinary shares who exchange their GTY ordinary shares solely for New GTY common stock pursuant to the GTY Merger. Accordingly, the adjusted tax basis of the shares of New GTY common stock received by such holder of GTY ordinary shares in the GTY Merger will be the same as the adjusted tax basis of the GTY ordinary shares surrendered in exchange therefor. In addition, the holding period of the shares of New GTY common stock received in the GTY Merger by such holder of GTY ordinary shares will include the period during which such GTY ordinary shares were held on the date of the GTY Merger. Every “significant transferor” pursuant to the exchange must include a statement on or with such transferor’s income tax return for the taxable year of the exchange. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owned at least five percent (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. We expect that the New GTY common stock will be publicly traded for this purpose.
Notwithstanding the foregoing, there is a risk that the outstanding New GTY warrants, which are currently exercisable for GTY ordinary shares and will be exercisable for New GTY common stock following the GTY Merger, will be treated for U.S. federal income tax purposes as having been “exchanged” by the holders of such warrants for new warrants. Because the terms of the warrants are not otherwise being changed pursuant to the GTY Merger and because the terms of the warrants, when originally issued, contemplated, among other things, the warrants becoming exercisable into shares of another corporation under circumstances similar to the GTY Merger, the warrants becoming exercisable into shares of New GTY ordinary shares should not be treated for U.S. federal income tax purposes as giving rise to an exchange of the warrants for new warrants. Although we intend to take this position, no assurance can be given, however, that the IRS would not assert, or that a court would not sustain a contrary position, and if the warrants were to be treated as having been exchanged for new warrants and such exchange were governed only by Section 351 of the Code and not by Section 368 of the Code, a holder of GTY ordinary shares holding such warrants would be required to recognize gain, but not loss, as a result of the exchange equal to the lesser of  (i) such stockholder’s “realized gain” from the exchange (generally the excess of the sum of the fair market value of the New GTY common stock received and new warrants treated as having been received over such stockholder’s aggregate tax basis in the GTY ordinary shares exchanged and warrants treated as having been exchanged), or (ii) the fair market value of the new warrants treated as having been received. If the warrants were treated as having been exchanged for new warrants and such exchange were not governed by Section 368 of the Code, a warrant holder who does not also own GTY ordinary shares would recognize gain or loss in an amount equal to the difference between the fair market value of the new warrant deemed received and such holder’s tax basis in the warrant treated as having been exchanged. Any such gain would generally be long-term capital gain if the holder’s holding period for the GTY common stock and warrants (or just warrants as the case may be) was more than one year at the time of the GTY Merger and the holder would start a new holding period in the new warrants. In that case, the holder’s tax basis in the new warrants treated as having been received in the exchange would be equal to the fair market value of such warrants at the time of the GTY Merger. However, if the deemed exchange also qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, a holder will not recognize any gain or loss on any such deemed exchange of warrants and such holder’s basis in the new warrants deemed received will be equal to the holder’s basis in its warrants deemed exchanged. However, the requirements for qualification of the GTY Merger as a tax-deferred “reorganization” under Section 368 of the Code are more stringent in certain respects than the requirements for qualification as a tax-deferred transaction under Section 351 of the Code and there can be no assurance that the transaction will also qualify under Section 368 of the Code.
PFIC Considerations
Notwithstanding the treatment of the GTY Merger as part of a Section 351 transaction as described above, the GTY Merger could be a taxable event to U.S. Holders under the passive foreign investment company (“PFIC”) provisions of the Code.
A. Definition of a PFIC
In general, GTY will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds GTY ordinary shares, (a) at least 75% or more of GTY’s gross income for the taxable year is passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of GTY’s assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as annuities and gains from assets that produce passive income. For purposes of these rules, interest income earned by GTY is considered to be passive income and cash held by GTY is considered to be a passive asset.
B. PFIC Status of GTY
Based upon the composition of its income and assets, and upon a review of its financial statements, GTY believes that it is a PFIC for its current taxable year ending on December 31, 2018 and will be considered a PFIC for its next taxable year which will end as a result of the GTY Merger.
C. Effects of PFIC Rules on the GTY Merger
As discussed above, GTY believes that it likely is a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC to recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those Regulations may require taxable gain recognition on the GTY Merger if GTY is classified as a PFIC at any time during such U.S. Holder’s holding period in such stock, provided the U.S. Holder has not made a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned GTY ordinary shares or in which GTY was a PFIC (whichever is later) or a mark-to-market election (as described below). The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of GTY. Under these rules:
•
the gain is allocated ratably to each day that the U.S. Holder owned such PFIC stock;

•
the amount of gain allocated to the period that predates the first day of the first taxable year in which GTY was a PFIC is included in the U.S. Holder’s income as ordinary income and taxed at ordinary rates prevailing during such time period;

•
the amount of gain allocated to the “current shareholder year” (i.e. the taxable year in which the U.S. Holder recognizes the gain) is also included in the U.S. Holder’s income as ordinary income and taxed at ordinary rates prevailing during such time period;

•
the amount of gain allocated to other taxable years or portions thereof  (the “prior PFIC year”) is taxed at the highest tax rate in effect for that year applicable to such U.S. Holder; and

•
the interest charge amount is the interest imposed on the underpayments of tax for each prior PFIC year of the U.S. Holder.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of GTY ordinary shares that have not made a timely QEF Election or a mark-to-market election (as described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation on the GTY Merger to the extent their shares have a fair market value in excess of their tax basis. An Electing Shareholder (as described below) generally would not be subject to the adverse PFIC rules discussed above but rather would include annually in gross income its pro rata share of the ordinary income and net capital gain of GTY, whether or not such amounts are actually distributed.
D. Impact of PFIC Rules on U.S. Holders
The impact of the PFIC rules on a U.S. Holder of GTY ordinary shares will depend on whether the U.S. Holder has made a timely and effective election to treat GTY as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) for the first taxable year in the U.S. Holder’s holding period during which GTY qualified as a PFIC. A U.S. Holder’s ability to make a QEF Election with respect to GTY is contingent on, among other things, GTY providing a “PFIC Annual Information Statement” to such U.S. Holder, which GTY will provide upon request. A U.S. Holder that makes a QEF Election is referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election is referred to as a “Non-Electing Shareholder.” A U.S. Holder is not able to make a QEF Election with respect to GTY warrants.
A U.S. Holder that has made a valid QEF Election effective for the first taxable year in the U.S. Holder’s holding period will not be subject to the general PFIC rules. As a result, such U.S. Holder should not recognize gain or loss as a result of the GTY Merger.
The impact of the PFIC rules on a U.S. Holder of GTY ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market” election). No assurance can be given that the GTY ordinary shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the GTY ordinary shares. A mark-to-market election is not available with respect to GTY warrants.
U.S. Holders are strongly urged to consult their tax advisors concerning the impact of the PFIC rules on the GTY Merger, including, without limitation, whether a QEF Election or a mark-to-market election is available and the consequences to them of any such election.
NON-U.S. HOLDERS
The following describes U.S. federal income tax considerations relating to the ownership and disposition of New GTY common stock and warrants by a non-U.S. Holder after the GTY Merger. For purposes of this discussion, a non-U.S. Holder means a beneficial owner of New GTY common stock or warrants who or that is, for U.S. federal income tax purposes, not a U.S. Holder (as defined above).

Dividends and Other Distributions
In general, any distributions made to a non-U.S. Holder on common stock of New GTY, to the extent paid out of New GTY’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (generally on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its common stock or warrants of New GTY and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock or warrants, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below.
Dividends paid by New GTY to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax.”
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants
A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock or warrants unless:
(i)
such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case any gain realized would generally be subject to a flat 30% U.S. federal income tax,

(ii)
the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, (or, if an applicable treaty so requires, is attributable to the conduct of trade or business through a permanent establishment or fixed base in the United States) in which case the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. Holders and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply, or

(iii)
New GTY is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, and either (A) the common stock has ceased to be regularly traded on an established securities market or (B) the non-U.S. Holder has owned or is deemed to have owned, more than 5% of the common stock at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter.

Information Reporting Requirements and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends on, and the proceeds from a sale or other disposition of, common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including GTY ordinary shares or warrants and New GTY common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which GTY ordinary shares or warrants or New GTY common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of GTY ordinary shares or warrants or New GTY common stock or warrants held by an investor that is a non-financial foreign entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in GTY ordinary shares or warrants or New GTY common stock or warrants.
Litigation Related to the Business Combination
On November 19, 2018, GTY, New GTY, Stephen J. Rohleder and Harry L. You commenced a lawsuit against OpenGov, Inc. (“OpenGov”) in the United States District Court for the Southern District of New York captioned GTY Technology Holdings Inc. et al. v. OpenGov, Inc., No. 18-cv-10854 (the “New York Action”). The New York Action asserts declaratory judgment claims seeking declarations that a certain confidentiality agreement between GTY Technology Holdings Inc. and OpenGov (the “Confidentiality Agreement”) has not been breached, that certain information is not confidential, proprietary and/or trade secret information of OpenGov, and that there is no enforceable agreement between GTY and OpenGov related to an acquisition of OpenGov by GTY. On December 11, 2018, OpenGov moved to dismiss the New York Action or, in the alternative, to stay the New York Action in favor of an action pending in California (discussed below). On December 19, 2018, the court entered a briefing schedule on OpenGov’s motion, with briefing scheduled to be completed on February 8, 2019.
On November 20, 2018, OpenGov commenced a lawsuit against GTY, New GTY, GTY Merger Sub, the Sponsor, LLC, Harry L. You, Stephen J. Rohleder and Does 1-50 in the Superior Court of the State of California in and for the County of San Mateo captioned OpenGov, Inc. v. GTY Technology Holdings Inc. et al., No. 18-cv-06264 (the “California Action”). The California Action asserts claims for breach of contract, inducing breach of contract, fraud, and trade secret misappropriation and seeks relief including monetary damages, a constructive trust, disgorgement, exemplary and punitive damages, attorneys’ fees, costs and expenses, preliminary and permanent injunctive relief, and pre- and post-judgment interest. On November 28, 2018, the defendants in the California Action removed that action to the United States District Court for the Northern District of California (Case No. 18-cv-7198). On November 29, 2018 the defendants in the California Action filed a motion to transfer the California Action to the United States District Court for the Southern District of New York or, in the alternative, to stay the California Action. On December 11, 2018, the court entered a briefing schedule on the following pending and forthcoming motions: (i) the defendants’ pending motion to transfer and/or stay; (ii) OpenGov’s forthcoming motion to remand the California Action to the Superior Court of the State of California; and (iii) defendants GTY Merger Sub and Sponsor, LLC’s forthcoming motion to dismiss. Briefing on those motions is scheduled to be completed on February 15, 2019. A hearing has been scheduled for February 28, 2019.
We intend to vigorously prosecute the New York Action and vigorously defend against the California Action. The Confidentiality Agreement includes a provision whereby OpenGov waived any claim of any kind in and to any monies in GTY’s trust account, and agreed that it would not seek recourse against the trust account for any reason whatsoever. However, we cannot provide you with any assurances as to the outcome of the New York Action or the California Action, or the amount of costs associated with litigating these actions. A preliminary injunction could delay or jeopardize the completion of the business combination, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the business combination. If we are not able to consummate our initial business combination by May 1, 2019, unless we obtain an extension of such date from our shareholders, we will be forced to liquidate and our warrants will expire worthless. In addition, an award of damages could have an adverse effect on our business, operating results, cash flows or financial condition.
APPRAISAL RIGHTS
Neither GTY shareholders nor GTY warrant holders have appraisal rights in connection with the business combination under the Cayman Islands Companies Law.
GTY shareholders are entitled to give notice to GTY prior to the general meeting that they wish to dissent to the GTY Merger. The effect of such a notice would be that such dissenting shareholder would be entitled to payment of the fair market value of its shares if such shareholder follows the procedures set out in the Cayman Islands Companies Law relating thereto. It is GTY’s view, however, that such fair market value would be equal to the amount which a shareholder would obtain if it exercised its redemption right as described herein.
SHAREHOLDER PROPOSALS AND NOMINATIONS
The disclosure set forth below assumes the GTY merger proposal and the business combination proposal are approved and the Proposed Charter of New GTY are adopted.
Shareholder Proposals
In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, New GTY’s Proposed Bylaws provide that the stockholder must give timely notice in proper written form to New GTY’s secretary and such business must otherwise be a proper matter for stockholder action. Such notice, to be timely, must be received at least 90 days, but no more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders for the annual meeting; provided that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the opening of business on the 120th day before the meeting and not later than the later of (A) the close of business on the 90th day before the meeting or (B) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by New GTY. Any notice must include the following information: (i) as to each matter such stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the proposed text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Proposed Bylaws, the text of the proposed amendment), and the reasons for conducting such business at the annual meeting; (ii) the name and record address of such stockholder; (iii) the class or series and total number of shares of all stock of New GTY that are directly or indirectly owned beneficially and of record by the stockholder and by the beneficial owner, if any, on whose behalf the proposal is made; (iv) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made with respect to any shares of any class or series of shares of capital stock of GTY; (v) a description of any material relationship between such stockholder or the beneficial owner, if any, on whose behalf the proposal is made, on the one hand, and New GTY, any affiliate of New GTY, on the other hand and any material pending or threatened legal proceeding in which such stockholder or the beneficial owner, if any, on whose behalf the proposal is made is a party or material participant involving New GTY or any of its officers or directors, or any affiliate of New GTY; (vi) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (vii) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (viii) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. A proxy may confer discretionary authority to vote on any matter at an annual meeting if New GTY does not receive proper notice of the matter within the time frame described above.
A stockholder shall update and supplement (iii) its notice to New GTY’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above shall be true and correct as of the record date for notice of the annual meeting and as of the date that is ten business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, New GTY’s secretary not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof  (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).
Shareholder Director Nominees
Nominations of persons for election to the board of directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in New GTY’s notice of such special meeting, may be made by or at the direction of the board of directors or by certain stockholders of New GTY.
In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary of New GTY. To be timely, a stockholder’s notice to the secretary must be received by the secretary at the principal executive offices of New GTY (i) in the case of an annual meeting, not later than the close of business at least 90 days, but no more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the opening of business 120 days before the meeting and not later than the later of  (x) the close of business 90 days before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New GTY; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New GTY. In no event shall the public announcement of an adjournment of an annual meeting or special meeting commence a new time period for the giving of a stockholder’s notice.
In the event that the number of directors to be elected to the board of directors at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by New GTY naming all of the nominees for the additional directors to be elected or specifying the size of the increased board of directors before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the secretary at the principal executive offices of New GTY not later than the close of business on the 10th day following the date on which such public announcement was first made by New GTY.
To be in proper written form, a stockholder’s notice to the secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of New GTY that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of New GTY that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of any material relationship between such stockholder or the beneficial owner, if any, on whose behalf the proposal is made, on the one hand, and GTY, any affiliate of New GTY, on the other hand and any material pending or threatened legal proceeding in which such stockholder or the beneficial owner, if any, on whose behalf the proposal is made is a party or material participant involving New GTY or any of its officers or directors, or any affiliate of New GTY, (D) a description of all arrangements, contracts, agreements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (E) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (F) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.
A stockholder shall update and supplement its notice to (e) New GTY’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above shall be true and correct as of the record date for notice of the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, New GTY’s secretary not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof  (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).
If the board of directors or the chairman of the meeting of stockholders determines that any nomination was not properly made, then such nomination shall not be considered at the meeting in question. In the event that the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of New GTY to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by New GTY.
In addition, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein.
SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with GTY’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. Following the business combination, such communications should be sent to [    ], [    ], [    ]. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.
LEGAL MATTERS
Winston & Strawn LLP have passed upon the validity of the securities of New GTY offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Winston & Strawn LLP, tax counsel for GTY, have passed upon certain U.S. federal income tax consequences of the business combination for GTY.

EXPERTS
The balance sheets of GTY Technology Holdings Inc. as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2017 and for the period from August 11, 2016 (inception) through December 31, 2016, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated balance sheets of Bonfire Interactive Ltd. and Subsidiary as of September 30, 2018 and December 31, 2017, and the related consolidated statements of operations, changes in temporary equity and stockholders’ deficit and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
The balance sheets of eCivis, Inc. as of September 30, 2018 and December 31, 2017, and the related statements of operations, comprehensive income (loss), changes in stockholders’ deficit and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated balance sheets of CityBase Inc. and Subsidiary as of September 30, 2018 and December 31, 2017, and the related consolidated statements of operations, changes in temporary equity and stockholders’ deficit and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
The combined balance sheets of Questica Inc. and Questica USCDN Inc. as of September 30, 2018 and December 31, 2017, and the related combined statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
The balance sheet of Sherpa Government Solutions LLC as of September 30, 2018, and the related statements of operations, changes in members’ capital and cash flows for the nine months ended September 30, 2018, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
The balance sheet of Open Counter Enterprises, Inc. as of September 30, 2018, and the related statements of operations, changes in stockholders’ deficit and cash flows for the nine months ended September 30, 2018, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, GTY and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, GTY will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive a separate copy of this proxy statement/prospectus. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request that GTY deliver a single copy of this proxy statement/prospectus in the future. Shareholders may notify GTY of their requests by calling or writing GTY at its principal executive offices at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144 or (702) 945-2898.
ENFORCEABILITY OF CIVIL LIABILITY
GTY is a Cayman Islands exempted company. You may have difficulty serving legal process within the United States upon GTY. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against GTY in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, GTY may be served with process in the United States with respect to actions against GTY arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of GTY’s securities by serving GTY’s U.S. agent irrevocably appointed for that purpose.
WHERE YOU CAN FIND MORE INFORMATION
New GTY has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. New GTY has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to New GTY and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of New GTY’s or GTY’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New GTY will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. GTY files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read New GTY’s or GTY’s SEC filings, including New GTY’s registration statement and GTY’s proxy statement, over the internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference herein, or if you have questions about the business combination, you should contact via phone or in writing:
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: [    ]
If you are a shareholder or public warrant holder of GTY and would like to request documents, please do so no later than five business days before the general meeting or warrant holder meeting in order to receive them before the general meeting or warrant holder meeting. If you request any documents from Morrow, Morrow will mail them to you by first class mail, or another equally prompt means.
All information contained or incorporated by reference in this proxy statement/prospectus relating to GTY has been supplied by GTY, all such information relating to New GTY has been supplied by New GTY, and all such information relating to each of the Targets has been supplied by such Target. Information provided by GTY, New GTY or any of the Targets does not constitute any representation, estimate or projection of any other party.

This document is a prospectus of New GTY and a proxy statement of GTY for GTY’s general meeting of shareholders and warrant holder meeting of public warrant holders. Neither New GTY nor GTY has authorized anyone to give any information or make any representation about the business combination, New GTY, the Targets or GTY that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that GTY has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
GTY TECHNOLOGY HOLDINGS INC.
GTY TECHNOLOGY HOLDINGS INC.
BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
CITYBASE INC. AND SUBSIDIARY

eCIVIS, INC.
Financial Statements as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017 (unaudited) and year ended December 31, 2017
Report of Independent Registered Public Accounting Firm	F-97
Balance Sheets	F-98
Statements of Operations	F-99
Statements of Comprehensive Income (Loss)	F-100
Statements of Changes in Stockholders’ Deficit	F-101
Statements of Cash Flows	F-102
Notes to Financial Statements	F-103
OPEN COUNTER
QUESTICA
Combined Financial Statements as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017 (unaudited) and year ended December 31, 2017
Report of Independent Registered Public Accounting Firm	F-139
Combinded Balance Sheets	F-140
Combined Statements of Operations	F-141
Combined Statements of Changes in Shareholders’ Equity	F-143
Combined Statements of Cash Flows	F-144
Notes to Combined Financial Statements	F-145
SHERPA GOVERNMENT SOLUTIONS, LLC

GTY TECHNOLOGY HOLDINGS INC.
CONDENSED BALANCE SHEETS
	September 30, 2018	December 31, 2017
	(Unaudited)
Assets
Current assets:
Cash	$373,532	$561,434
Prepaid expenses	45,448	66,907
Total current assets	418,980	628,341
Cash and cash equivalents held in Trust Account	563,736,096	556,817,512
Total Assets	$564,155,076	$557,445,853
Liabilities and Shareholders’ Equity
Accounts payable	$3,117,878	$29,658
Accrued expenses	10,000	—
Accrued expenses – related party	30,000	140,000
Note payable – related party	400,000	—
Total current liabilities	3,557,878	169,658
Deferred underwriting fees	19,320,000	19,320,000
Total Liabilities	22,877,878	19,489,658
Commitments
Class A ordinary shares subject to possible redemption, $0.0001 par value; 53,627,719 and 53,295,619 shares at redemption value at September 30, 2018 and December 31, 2017, respectively	536,277,190	532,956,190
Shareholders’ Equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 1,572,281 and 1,904,381 shares issued and outstanding (excluding 53,627,719 and 53,295,619 shares subject to possible redemption, respectively) at September 30, 2018 and December 31, 2017, respectively	157	190
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 13,800,000 shares issued and outstanding at September 30, 2018 and December 31, 2017	1,380	1,380
Additional paid-in capital	—	1,074,317
Retained earnings	4,998,471	3,924,118
Total Shareholders’ Equity	5,000,008	5,000,005
Total Liabilities and Shareholders’ Equity	$564,155,076	$557,445,853

The accompanying notes are an integral part of these unaudited condensed financial statements.

GTY TECHNOLOGY HOLDINGS INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
General and administrative expenses	$3,077,815	$143,531	$3,598,337	$569,237
Loss from operations	(3,077,815)	(143,531)	(3,598,337)	(569,237)
Interest income	2,668,488	1,426,226	6,919,340	3,139,044
Net income (loss)	$(409,327)	$1,282,695	$3,321,003	$2,569,807
Weighted average shares outstanding
Basic(1)	15,331,793	15,960,293	15,526,979	16,033,767
Diluted	15,331,793	69,000,000	69,000,000	69,000,000
Net income (loss) per share
Basic	$(0.03)	$0.08	$0.21	$0.16
Diluted	$(0.03)	$0.02	$0.05	$0.04

(1)
This number excludes an aggregate of up to 53,627,719 and 53,166,582 Class A ordinary shares subject to possible redemption at September 30, 2018 and 2017, respectively.

The accompanying notes are an integral part of these unaudited condensed financial statements.

GTY TECHNOLOGY HOLDINGS INC.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	For the Nine Months ended September 30,
	2018	2017
Cash Flows from Operating Activities
Net income	$3,321,003	$2,569,807
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on cash and cash equivalents held in Trust Account	(6,918,584)	(3,138,686)
Changes in operating assets and liabilities:
Prepaid expenses	21,459	(30,954)
Accounts payable	3,088,220	(42,826)
Accrued expenses	10,000	—
Accrued expenses – related party	(110,000)	90,000
Net cash used in operating activities	(587,902)	(552,659)
Cash Flows from Financing Activities:
Proceeds from note payable issued to related party	400,000	—
Net cash provided by financing activities	400,000	—
Net change in cash and cash equivalents	(187,902)	(552,659)
Cash and cash equivalents – beginning of the period	561,434	1,219,822
Cash and cash equivalents – end of the period	$373,532	$667,163
Supplemental disclosure of noncash investing and financing activities:
Change in value of Class A ordinary shares subject to possible redemption	$3,321,000	$2,569,800

The accompanying notes are an integral part of these unaudited condensed financial statements.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Note 1. Organization and Business Operations
GTY Technology Holdings Inc. (the “Company”) is blank check company incorporated in the Cayman Islands on August 11, 2016. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“business combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a business combination, the Company intends to focus on the technology industry, including software and services.
All activities through September 30, 2018 relate to the Company’s formation and the initial public offering (the “initial public offering”) and, since the closing of the initial public offering, a search for a business combination candidate described below. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
The registration statement for the Company’s initial public offering was declared effective on October 26, 2016. The Company consummated the initial public offering of 55,200,000 units, including the issuance of 7,200,000 units as a result of the underwriters’ exercise of their over-allotment option in full (“units” and, with respect to the Class A ordinary shares included in the units being offered, the “public shares”) at $10.00 per unit on November 1, 2016, generating gross proceeds of  $552 million. The Company incurred offering costs of approximately $31 million, inclusive of approximately $30.4 million of underwriting fees. The Company paid $11.04 million of underwriting fees upon the closing of the initial public offering and deferred $19.32 million of underwriting fees until the consummation of the initial business combination (Note 3).
Simultaneously with the closing of the initial public offering, the Company consummated the private placement (“private placement”) of 8,693,334 warrants (“private placement warrants”) at a price of  $1.50 per private placement warrant with the Company’s sponsor, GTY Investors, LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of approximately $13.04 million (Note 4).
Upon the closing of the initial public offering and private placement on November 1, 2016, $552 million from the net proceeds of the sale of the units in the initial public offering and the private placement was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee (“Trust Account”). The funds in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with maturities of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the funds in the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its initial public offering and private placement warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. There is no assurance that the Company will be able to complete a business combination successfully. The Company must complete one or more initial business combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. However, the Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Class A ordinary shares sold in the initial public offering (“public shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of a business combination either (i) in connection with a shareholder meeting

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

called to approve the business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a business combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders are entitled to redeem their public shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public shareholders who redeem their public shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These public shares will be recorded at a redemption value and classified as temporary equity upon the completion of the initial public offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and a majority of the shares voted are voted in favor of the business combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its second amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a business combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a business combination, the initial shareholders (as defined below) have agreed to vote their Class B ordinary shares (“founder shares”) and any public shares purchased during or after the initial public offering in favor of a business combination. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of a business combination.
Notwithstanding the foregoing, the Company’s second amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Class A ordinary shares sold in the initial public offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Company’s second amended and restated memorandum and articles of association that would affect the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete a business combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
On October 30, 2018, the Company held an extraordinary general meeting (the “extraordinary meeting”) to extend the date by which the Company has to consummate a business combination (the “Combination Period”) from November 1, 2018 to May 1, 2019 (the “Extension”). In connection with the Extension, an aggregate of 34,011,538 Class A ordinary shares were redeemed. As a result, the Company paid approximately $347.9 million out of the Trust Account for the redemptions.
If the Company is unable to complete a business combination by May 1, 2019, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding public shares which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.
In connection with the redemption of 100% of the Company’s outstanding public shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable).
The initial shareholders have agreed to waive their liquidation rights with respect to the founder shares if the Company fails to complete a business combination within the Combination Period. However, if the initial shareholders should acquire public shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if the Company fails to complete a business combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a business combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Company’s public shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent public accountants) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) or to any claims under the Company’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor must indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s registered independent public accounting firms), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Commencing on November 14, 2016, holders of the Units may elect to separately trade the Class A ordinary shares and warrants included in such units. The Class A ordinary shares and warrants that are separated trade on The Nasdaq Capital Market (“Nasdaq”) under the symbols “GTYH” and “GTYHW,” respectively. Units that are not separated continue to trade on Nasdaq under the symbol “GTYHU.”
On September 12, 2018, the Company entered into the following agreements:
(1)
an Agreement and Plan of Merger (the “GTY Agreement”) with GTY Technology Holdings Inc., a newly formed Massachusetts corporation and a wholly-owned subsidiary of the Company (“New GTY”), and GTY Technology Merger Sub, Inc., a newly formed wholly-owned subsidiary of New GTY (“GTY Merger Sub”);

(2)
an Arrangement Agreement with Bonfire Interactive Ltd. (“Bonfire”), 1176370 B.C. Unlimited Liability Company (“Callco”), 1176363 B.C. Ltd. (“Exchangeco”) and the Bonfire Holders’ Representative named therein (the “Bonfire Agreement” and the transactions contemplated by the Bonfire Agreement, the “Bonfire Transaction”);

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(3)
an Agreement and Plan of Merger with CityBase, Inc. (“CityBase”), New GTY, GTY CB Merger Sub, Inc. (“CityBase Merger Sub”) and Shareholder Representative Services LLC (the “CityBase Agreement” and the transactions contemplated by the CityBase Agreement, the “CityBase Transaction”);

(4)
an Agreement and Plan of Merger with eCivis Inc. (“eCivis”), GTY EC Merger Sub, Inc. (“eCivis Merger Sub”) and the eCivis Holders’ Representative named therein (the “eCivis Agreement” and the transactions contemplated by the eCivis Agreement, the “eCivis Transaction”);

(5)
an Agreement and Plan of Merger with Open Counter Enterprises Inc. (“Open Counter”), GTY OC Merger Sub, Inc. (“Open Counter Merger Sub”) and Shareholder Representative Services LLC (the “Open Counter Agreement” and the transactions contemplated by the Open Counter Agreement, the “Open Counter Transaction”);

(6)
a Share Purchase Agreement with Questica Inc. and Questica USCDN Inc. (together, “Questica”), Exchangeco and each of the Questica Holders named therein (the “Questica Agreement” and the transactions contemplated by the Questica Agreement, the “Questica Transaction”); and

(7)
a Unit Purchase Agreement with Sherpa Government Solutions LLC (“Sherpa”), the holders of the issued and outstanding shares of capital stock of Sherpa (“Sherpa Units”) named therein (the “Sherpa Holders”) and the Sherpa Holders’ Representative named therein (the “Sherpa Agreement” and the transactions contemplated by the Sherpa Agreement, the “Sherpa Transaction”).

Bonfire, CityBase, eCivis, Open Counter, Questica and Sherpa are collectively referred to herein as the “Targets.” The Bonfire Agreement, CityBase Agreement, eCivis Agreement, Open Counter Agreement, Questica Agreement, Sherpa Agreement and GTY Agreement are collectively referred to herein as the “Transaction Documents.” The transactions contemplated by the Transaction Documents are collectively referred to herein as the “Merger.”
In connection with the Merger, the Company and the Targets will become direct or indirect wholly-owned subsidiaries of New GTY. Under the terms of the Transaction Documents, subject to customary adjustments as provided therein, the Company has agreed to acquire the Targets for total aggregate base consideration of up to $365 million payable in cash and stock, plus aggregate earn-outs of up to $132 million payable in cash and stock (Note 8).
Liquidity and Going Concern Consideration
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 1, 2019.
As of September 30, 2018, the Company had a balance of cash of approximately $374,000, which excludes interest income of approximately $11.7 million from the Company’s investments in the Trust Account which is available to the Company for tax obligations, if any, and a working capital deficit of approximately $3.1 million. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. Based on the foregoing, the Company may have insufficient funds available to operate its business through the earlier of the consummation of a Business Combination or May 1, 2019. Following the initial Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations. The Company cannot be certain that

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

additional funding will be available on acceptable terms, or at all. The Company’s plans to raise capital or to consummate the initial Business Combination may not be successful. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, the unaudited condensed interim financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ended December 31, 2018, or any future period. These unaudited condensed financial statements should be read in conjunction with the audited financial statements contained in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2018.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.
The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Cash and Cash Equivalents Held in Trust Account
The amounts held in the Trust Account represent substantially all of the proceeds of the initial public offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business combination. As of September 30, 2018 and December 31, 2017, cash and marketable securities, are classified as trading securities, held in the Trust Account consisted of approximately $563.7 million and $556.7 million in U.S. Treasury Bills and

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approximately $1,500 and $1,000 in cash, respectively. At September 30, 2018 and December 31, 2017, there was approximately $11.7 million and $4.8 million, respectively, of interest income held in the Trust Account available to be released to the Company to pay income taxes and up to $100,000 to pay dissolution expenses, if any.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of  $250,000. At September 30, 2018 and December 31, 2017, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Use of Estimates
The preparation of the financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity”. Ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, an aggregate of 53,627,719 and 53,295,619 Class A ordinary shares subject to possible redemption at redemption value at September 30, 2018 and December 31, 2017, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s accompanying condensed balance sheets.
Net Income (Loss) per Share
Net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. An aggregate of 53,627,719 and 53,166,582 Class A ordinary shares subject to possible redemption at September 30, 2018 and 2017, respectively, have been excluded from the calculation of basic income per ordinary share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. An aggregate of 53,627,719 Class A ordinary shares subject to possible redemption at September 30, 2018 have been excluded from the calculation of basic and diluted loss per ordinary share since such ordinary Shares, if redeemed, only participate in their pro rata share of the earnings in the Trust Account. The Company has not considered the effect of the warrants sold in the initial public offering (including the consummation of the over-allotment) and private placement to purchase an aggregate of 27,093,334 shares of the Company’s class A ordinary shares in the calculation of diluted income per share, since their inclusion would be anti-dilutive.

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Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of September 30, 2018 and December 31, 2017. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2018 and December 31, 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
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Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2018 and December 31, 2017, the recorded values of cash and cash equivalents, cash and cash equivalents held in the Trust Account, prepaid expenses, accounts payable, and accrued expenses approximate the fair values due to the short-term nature of the instruments.

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Recent Accounting Pronouncements
In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expanded the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of comprehensive income is required to be filed. The Company anticipates its first presentation of changes in stockholders’ equity will be included in its Form 10-Q for the quarter ended March 31, 2019.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3. Initial Public Offering
On November 1, 2016, the Company sold 55,200,000 units at a purchase price of  $10.00 per unit in the initial public offering, including the issuance of 7,200,000 units as a result of the underwriters’ exercise of their over-allotment option in full. Each unit consists of one Class A ordinary share and one-third of one redeemable warrant (“public warrant”). Each whole public warrant entitles the holder to purchase one Class A ordinary share at an exercise price of  $11.50 per share, subject to adjustment (see Note 6). No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade.
The Company incurred offering costs of approximately $31 million, inclusive of approximately $30.36 million of underwriting fees. The Company paid $11.04 million of underwriting fees upon the closing of the initial public offering and deferred $19.32 million of underwriting fees until the consummation of the initial business combination.
Note 4. Related Party Transactions
Founder Shares
The Company initially issued 8,625,000 Class B ordinary shares as of August 17, 2016. On October 14 and October 26, 2016, the Company effected a share capitalization resulting in an aggregate of 11,500,000 and 13,800,000 founder shares outstanding, respectively. In October 2016, the Sponsor transferred 25,000 founder shares to each of the Company’s independent director nominees at the same per-share purchase price paid by the Sponsor. The foregoing transfers of founder shares were made in reliance upon an exemption from the registration requirements of the Securities Act pursuant to the so-called 4(a)(1)-1∕2 exemption. The founder shares will automatically convert into Class A ordinary shares upon the consummation of a business combination on a one-for-one basis, subject to adjustments. As a result of the underwriters’ exercise of their over-allotment option, no founder shares were surrendered to the Company by the Sponsor.
The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until the earlier to occur of  (i) one year after the completion of a business combination, or earlier if, subsequent to a business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing 150 days after the completion of a business combination and (ii) the date following the completion of a business combination on which the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property the (“Lock-Up Period”).
Private Placement Warrants
Concurrently with the closing of the initial public offering, the Sponsor purchased an aggregate of 8,693,334 private placement warrants at $1.50 per warrant and generated gross proceeds of  $13.04 million in the private placement.

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Each private placement warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. A portion of the proceeds from sale of the private placement warrants was added to the proceeds from the initial public offering to be held in the Trust Account. If the Company does not complete a business combination within the Combination Period, the private placement warrants will expire worthless.
Due to Related Party
To finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a business combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
On August 8, 2018, the Company issued a convertible note (“Convertible Note”) to the Sponsor, pursuant to which the Sponsor agreed to provide a $1 million Working Capital Loan to the Company. The Convertible Note does not bear interest and the Sponsor has agreed to waive all unpaid principal under the Convertible Note until the earlier of May 1, 2019 and the consummation of the initial business combination. The Sponsor will have the option to convert any amounts outstanding under the Convertible Note, up to $1 million in the aggregate, into warrants of the post-business combination entity to purchase Class A ordinary shares at a conversion price of  $1.50 per warrant. The terms of such warrants will be identical to the private placement warrants, including that each such warrant will entitle the holder thereof to purchase one Class A ordinary share at a price of  $11.50 per share, subject to the same adjustments applicable to the private placement warrants. Under the Convertible Note, the Sponsor has waived any and all right, title, interest or claim of any kind in or to any distribution of or from the Trust Account, including any right to seek recourse, reimbursement, payment or satisfaction for any claim against the Trust Account. As of September 30, 2018, the Company had borrowed $400,000 under the Convertible Note.
Except for the foregoing and other than the Convertible Note, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. Any additional Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of  $1.50 per warrant. If the Proposed Amended Warrant Agreement (as defined in Note 8) is approved, the conversion feature under the Working Capital Loans will become worthless.
Administrative Service Fee
The Company agreed to reimburse the Sponsor in an amount not to exceed $10,000 per month for office space, and secretarial and administrative services through the earlier of the Company’s consummation of a business combination and its liquidation. The Company recognized $30,000 and $90,000 for each of the three and nine months ended September 30, 2018 and 2017, respectively in connection with this agreement in the accompanying condensed statements of operations. The Company paid an aggregate of  $200,000 in administrative fees to the Sponsor in August 2018. As of September 30, 2018 and December 31, 2017, the Company had a total of  $30,000 and $140,000, respectively, in administrative fees payable to the Sponsor.
Note 5. Commitments
Registration Rights
The holders of the founder shares and private placement warrants and warrants that maybe issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital

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Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-Up Period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company paid an underwriting discount of  $0.20 per unit, or $11.04 million in the aggregate upon the consummation of the initial public offering. Solely in the event that the Company completes a business combination, $0.35 per unit, or $19.32 million in the aggregate will be payable to the underwriters for deferred underwriting fees from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.
Note 6. Shareholders’ Equity
Class A Ordinary Shares — The Company is authorized to issue 400,000,000 shares of Class A ordinary shares with a par value of  $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At September 30, 2018 and December 31, 2017, there were 55,200,000 Class A ordinary shares issued and outstanding, including 53,627,719 and 53,295,619 shares of Class A ordinary shares subject to possible redemption, respectively.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 shares of Class B ordinary shares with a par value of  $0.0001 per share. Holders of the Company’s Class B ordinary shares are entitled to one vote for each share.
Prior to the initial business combination, only holders of Class B ordinary shares will have the right to vote on the election of directors. Holders of Class A ordinary shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s second amended and restated memorandum and articles of association may only be amended by a special resolution passed by a majority of at least 90% of the Company’s ordinary shares voting in a general meeting. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.
As of September 30, 2018 and December 31, 2017, the Company had 13,800,000 Class B ordinary shares issued and outstanding.
Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share. At September 30, 2018 and December 31, 2017, there were no preferred shares issued or outstanding.
Warrants — The public warrants may only be exercised for a whole number of shares. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will become exercisable on the later of  (a) 30 days after the completion of a business combination or (b) 12 months from the closing of the initial public offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the public warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their public warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the public warrants. The Company

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will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement governing the Company’s warrants (the “Warrant Agreement”). If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The public warrants will expire five years after the completion of a business combination or earlier upon redemption or liquidation.
The private placement warrants are identical to the public warrants underlying the units sold in the initial public offering, except that the private placement warrants and the Class A ordinary shares issuable upon exercise of the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the private placement warrants are held by someone other than the initial shareholders or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.
The Company may call the public warrants for redemption (except with respect to the private placement warrants):
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in whole and not in part

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at a price of  $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported closing price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the Warrant Agreement.
The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants shares. If the Company is unable to complete a business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

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Note 7. Fair Value Measurements
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
September 30, 2018 Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash and U.S. Treasury Bills	$563,736,096	$—	$—

December 31, 2017 Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash and U.S. Treasury Bills	$556,817,512	$—	$—

Approximately $1,500 and $1,000 of the balance in the Trust Account was held in cash as of September 30, 2018 and December 31, 2017, respectively.
Note 8. Merger Agreement
On September 12, 2018, the Company entered into Transaction Documents with six Targets: Bonfire, CityBase, eCivis, Open Counter, Questica, and Sherpa. At the closing of the Merger (“Closing”), GTY Merger Sub will merge with and into the Company (the “GTY Merger”), with the Company surviving the GTY Merger as a direct, wholly-owned subsidiary of New GTY. As a result of the GTY Merger, all of the issued and outstanding ordinary shares of the Company will be exchanged for an equal number of shares of common stock, par value $0.0001 per share, of New GTY (“New GTY common stock”), and, if the proposed amendment to the Warrant Agreement (“Proposed Amended Warrant Agreement”) described below is not approved, all of the outstanding warrants to purchase ordinary shares of the Company will become exercisable to purchase an equal number of shares of New GTY common stock on the existing terms and conditions of such warrants in accordance with the terms of such warrants (the “New GTY warrants”).
On October 31, 2018, the Company entered into amendments to each of the Transaction Documents (the “Amendments”) with the Targets to, among other things, (i) provide that the Necessary Cash Amount (as defined in each Transaction Document) may be met by aggregating (x) amounts held in the Company’s Trust Account established in connection with the its initial public offering and (y) any other immediately available funds made available to the Company at the Closing, including through the issuance of debt or equity securities by the Company pursuant to definitive agreements entered into on or before January 18, 2019, so long as obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of the Company’s common stock or on the creditworthiness of the Company and its subsidiaries taken as a whole (“Alternative Financing Sources”); (ii) provide that a Target may not terminate its respective Transaction Document due to a breach by the Company of any representation, warranty, covenant or agreement arising from the entry into or consummation of an agreement with an Alternative Financing Source; and (iii) amend the termination right in the event that, following redemptions of the Company’s ordinary shares in connection with the Merger, the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount, to provide that such right may not be exercised prior to January 18, 2019.
The closing of each of the transactions contemplated by the Transaction Documents are expected to occur simultaneously with the closing of the GTY Merger. In addition, after the GTY Merger and prior to the effective time of the transactions contemplated by the Transaction Documents, the Company will assign all of its rights, interests and obligations under the Transaction Documents to New GTY.
Proposed Amended Warrant Agreement
In connection with the Merger, the Company expects to seek the approval of its public warrant holders to amend the Warrant Agreement so that, upon the closing of the Merger, each of its outstanding whole

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public warrants will be exchanged for cash in the amount of  $2.00 per whole public warrant, and each of its outstanding private placement warrants will be exchanged for cash in the amount of  $0.75 per private placement warrant. Approval of the Proposed Amended Warrant Agreement requires the affirmative vote of holders of 50% of the Company’s public warrants. Approval of the amendment to the warrant agreement is not a condition to the Closing.
Bonfire Agreement
Pursuant to the Bonfire Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the Bonfire Transaction (the “Bonfire Closing”), Callco and Exchangeco will acquire all of the issued and outstanding shares of Bonfire, such that Bonfire will become an indirect, wholly-owned subsidiary of New GTY.
Consideration
Upon consummation of the Bonfire Transaction, New GTY will (i) pay the holders of Bonfire capital stock (“Bonfire Holders”) an aggregate of up to $49,000,000 in cash, subject to certain customary adjustments contained in the Bonfire Agreement, including an increase for cash and a reduction for indebtedness of Bonfire and its subsidiaries at the time of the Bonfire Closing, and (ii) issue to the Bonfire Holders a number of shares of New GTY common stock or a number of exchangeable shares in the capital of Bonfire Exchangeco with an aggregate fair market value equal to $49,000,000.
In addition, Bonfire Holders may receive, following the Bonfire Closing and based on Bonfire’s revenues and EBIT for the fiscal years ended December 31, 2019 and 2020, respectively, earn-out payments in an aggregate amount not to exceed $10,000,000, payable 50% in cash and 50% in New GTY common stock (the “Bonfire Earn-out Shares”). The Company has agreed to file a registration statement on Form S-3 covering the resale of any Bonfire Earn-out Shares.
Representations, Warranties and Covenants
The parties to the Bonfire Agreement have made customary representations, warranties and covenants in the Bonfire Agreement, including, among others, covenants with respect to the conduct of Bonfire during the period between execution of the Bonfire Agreement and the Bonfire Closing.
Conditions to Closing
The Bonfire Closing is subject to certain conditions, including, among others, (i) approval by the Company’s shareholders of, among other things, the Bonfire Agreement and the Bonfire Transaction; (ii) the redemption of any of the Company’s ordinary shares in connection with the Merger will have been completed and the Company will have no less than $325,000,000 (the “Bonfire Necessary Cash Amount”) in the Company’s or from Alternative Financing Sources following any such redemptions and the payment of any expenses related to the Bonfire Transaction; (iii) certain Bonfire Holders will have delivered to the Company a duly executed lock-up agreement in the form attached to the Bonfire Agreement; (iv) no more than 5% of the shares of Bonfire capital stock issued and outstanding immediately prior to the effective time of the Bonfire Transaction will be Cash-out Shares (as defined in the Bonfire Agreement); and (v) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Bonfire Closing.
Termination
The Bonfire Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either the Company or Bonfire if the Bonfire Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Bonfire Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the

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Bonfire Agreement has been the cause of, or resulted in, the failure of the Bonfire Closing to occur on or before such date; (iii) by either the Company or Bonfire if the Company’s shareholders have not approved the Bonfire Agreement and the Bonfire Transaction; (iv) on or after January 18, 2019, by either the Company or Bonfire if, following the redemption of any of the Company’s ordinary shares in connection with the Merger, the aggregate amount of cash or cash equivalents in the Trust Account and from Alternative Financing Sources is less than the Bonfire Necessary Cash Amount; and (v) by the Company if voting and support agreements representing no less than two-thirds of Bonfire’s capital stock, two-thirds of Bonfire’s options and two-thirds of Bonfire’s warrants have not been executed and delivered to the Company by 3:45 p.m. Eastern Time on the second business following the Bonfire Closing or if such voting and support agreements fail to be in full force and effect.
CityBase Agreement
Pursuant to the CityBase Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the CityBase Transaction (the “CityBase Closing”), among other things, CityBase Merger Sub will merge with and into CityBase, with CityBase surviving the merger as a direct, wholly-owned subsidiary of New GTY.
Consideration
Upon consummation of the CityBase Transaction, New GTY will pay the holders of CityBase capital stock and vested CityBase options (“CityBase Holders”) $100,000,000 in cash, subject to certain customary adjustments contained in the CityBase Agreement, including an increase for cash and a reduction for indebtedness of CityBase at the time of the CityBase Closing; provided that certain key executives of CityBase shall receive 20% of their per share cash consideration in shares of New GTY common stock in lieu of cash.
In addition, certain CityBase Holders may receive, following the CityBase Closing and upon CityBase’s trailing twelve-month net revenue exceeding $37,000,000 on or prior to December 31, 2048, an earn-out payment equal to a number of shares (the “CityBase Earn-out Shares”), or cash value thereof, of New GTY common stock calculated by dividing $60 million by: (i) $10.00 if the CityBase Earn-out Threshold (as defined in the CityBase Agreement) is met on or prior to December 31, 2021 or (ii) the greater of (x) $10.00 or (y) the volume-weighted average closing price for the shares of New GTY common stock for the 30 trading days immediately preceding the payment date if the CityBase Earn-out Threshold is met after December 31, 2021; provided that certain CityBase Holders will receive their respective pro-rata portion of the earn-out payment in cash at the CityBase Closing in lieu of shares of New GTY common stock.
The Company has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any CityBase Earn-out Shares.
Representations, Warranties and Covenants
The parties to the CityBase Agreement have made customary representations, warranties and covenants in the CityBase Agreement, including, among others, covenants with respect to the conduct of CityBase during the period between execution of the CityBase Agreement and the CityBase Closing.
Conditions to Closing
The CityBase Closing is subject to certain conditions, including, among others, (i) approval by the Company’s shareholders of, among other things, the CityBase Agreement, the CityBase Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the Merger; (ii) the redemption of any of the Company’s ordinary shares in connection with the Merger will have been completed and the Company will have no less than $325,000,000 in the Trust Account or from Alternative Financing Sources following any such redemptions and the payment of any expenses related to the

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

CityBase Transaction (the “CityBase Necessary Cash Amount”); (iii) certain key executives of CityBase will have delivered to the Company a duly executed lock-up agreement and a letter of transmittal, each in the form attached to the CityBase Agreement; (iv) no more than 5% of the shares of CityBase capital stock issued and outstanding immediately prior to the effective time of the CityBase Transaction will be held by CityBase Holders dissenting from the CityBase Transaction and requiring appraisal of such shares; (v) the CityBase Holders entitled to approve and adopt the CityBase Agreement will have approved and adopted the CityBase Agreement pursuant to a written consent by 5:00 p.m. Eastern Time on the date after the date of the CityBase Agreement (the “CityBase Holder Consent”); and (vi) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the CityBase Closing.
Termination
The CityBase Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of the Company and CityBase; (ii) by either the Company or CityBase if the CityBase Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the CityBase Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the CityBase Agreement has been the cause of, or resulted in, the failure of the CityBase Closing to occur on or before such date; (iii) by the Company or CityBase if the Company’s shareholders have not approved the CityBase Agreement, the CityBase Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the Merger; (iv) on or after January 18, 2019, by either the Company or CityBase if, following the redemption of any of the Company’s ordinary shares in connection with the Merger, the aggregate amount of cash or cash equivalents in the Trust Account and from Alternative Financing Sources is less than the CityBase Necessary Cash Amount; (v) by the Company if the CityBase Holder Consent is not executed and delivered to the Company by 5:00 p.m. Eastern Time on the day after the date of the CityBase Agreement; or (vi) by the Company if the balance of a certain binding financing transaction of the Company has not been funded by October 15, 2018. In the event the CityBase Agreement is terminated under specified circumstances, subject to certain exceptions, the Company will promptly reimburse up to 50% of the transaction expenses of CityBase, up to a maximum of $400,000.
Letter Agreements
On October 10, 2018, in connection with the CityBase Transaction, the Company entered into letter agreements (the “Letter Agreements”) with certain investors in CityBase who purchased an aggregate of $7.95 million of CityBase’s Series C preferred Stock in August 2018 (the “Investors”). Pursuant to the Letter Agreements, the Company will deliver to each Investor at the closing of the CityBase Transaction an amount of cash equal to its pro rata portion (based on such Investor’s ownership of the fully diluted equity of CityBase) of the earnout amount contemplated by the CityBase Agreement (the “Earnout Payment”).
Upon receipt of the Earnout Payment, each Investor will have the right, but not the obligation, to purchase the number of shares of New GTY common stock equal to the Earnout Payment divided by $10.00. Each Investor will be entitled to certain registration rights with respect to any shares of New GTY common stock issued pursuant to the Letter Agreements. The Company has also agreed to use commercially reasonable efforts to file a registration statement with the SEC covering the resale of any shares of New GTY common stock issued pursuant to the Letter Agreements within seven days after the Closing.
eCivis Agreement
Pursuant to the eCivis Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the eCivis Transaction (the “eCivis Closing”), eCivis Merger Sub will merge with and into eCivis, with eCivis surviving the merger as a direct, wholly-owned subsidiary of New GTY.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Consideration
Upon consummation of the eCivis Transaction, New GTY will (i) pay the holders of eCivis capital stock (“eCivis Holders”) an aggregate of up to $30,000,000 in cash, subject to certain customary adjustments contained in the eCivis Agreement, including an increase for cash and a reduction for indebtedness of eCivis at the time of the eCivis Closing, and (ii) issue to the eCivis Holders a number of shares of New GTY common stock with an aggregate fair market value equal to $20,000,000 based on the volume weighted average price of the Company’s ordinary shares for the 30 trading days immediately prior to the eCivis Closing.
In addition, eCivis Holders may receive, following the eCivis Closing and based on eCivis’s revenues and EBITDA for the year ended December 31, 2020, an earn-out payment equal to a number of New GTY common stock with a value of up to $50,000,000 on the date of issuance (the “eCivis Earn-out Shares”). The Company has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any eCivis Earn-out Shares and the other shares to be issued in connection with the eCivis Closing.
Representations, Warranties and Covenants
The parties to the eCivis Agreement have made customary representations, warranties and covenants in the eCivis Agreement, including, among others, covenants with respect to the conduct of eCivis during the period between execution of the eCivis Agreement and the eCivis Closing.
Conditions to Closing
The eCivis Closing is subject to certain conditions, including, among others, (i) approval by the Company’s shareholders of, among other things, the eCivis Agreement and the eCivis Transaction; (ii) the redemption of any of the Company’s ordinary shares in connection with the Merger will have been completed and the Company will have no less than $325,000,000 in the Trust Account or from Alternative Financing Sources following any such redemptions and the payment of any expenses related to the eCivis Transaction (the “eCivis Necessary Cash Amount”); (iii) each eCivis Holder will have delivered to the Company a duly executed lock-up agreement in the form attached to the eCivis Agreement; (iv) no more than 5% of the shares of eCivis capital stock issued and outstanding immediately prior to the effective time of the eCivis Transaction (the “eCivis Shares”) will be held by eCivis Holders dissenting from the eCivis Transaction and requiring appraisal of such shares; (v) no more than 5% of the eCivis Shares will be Cash-out Shares (as defined in the eCivis Agreement); (vi) the eCivis Holders entitled to approve and adopt the eCivis Agreement will have approved and adopted the eCivis Agreement pursuant to a written consent by 12:00 p.m. Eastern Time on the date after the date of the eCivis Agreement; and (vii) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the eCivis Closing.
Termination
The eCivis Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either the Company or eCivis if the eCivis Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the eCivis Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the eCivis Agreement has been the cause of, or resulted in, the failure of the eCivis Closing to occur on or before such date; (iii) by either the Company or eCivis if the Company’s shareholders have not approved the eCivis Agreement and the eCivis Transaction; (iv) on or after January 18, 2019, by either the Company or eCivis if, following the redemption of any of the Company’s ordinary shares in connection with the Merger, the aggregate amount of cash or cash equivalents in the Trust Account and from Alternative Financing Sources is less than the eCivis Necessary Cash Amount; and (v) by the Company if the written consent of eCivis Holders to approve and adopt the eCivis Agreement is not executed and delivered to the Company

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

by 12:00 p.m. Eastern Time on the day after the date of the eCivis Agreement. In the event the eCivis Agreement is terminated, subject to certain exceptions, the Company will promptly reimburse up to 50% of the transaction expenses of eCivis up to a maximum of  $400,000.
Open Counter Agreement
Pursuant to the Open Counter Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the Open Counter Transaction (the “Open Counter Closing”), Open Counter Merger Sub will merge with and into Open Counter, with Open Counter surviving the merger as a direct, wholly-owned subsidiary of New GTY.
Consideration
Upon consummation of the Open Counter Transaction, New GTY will pay the holders of Open Counter capital stock (“Open Counter Holders”) an aggregate of up to (i) $14,500,000 in cash, subject to certain customary adjustments contained in the Open Counter Agreement, including an increase for cash and a reduction for indebtedness of Open Counter at the time of the Open Counter Closing, and (ii) 1,450,000 shares of New GTY common stock, less the any shares payable to Open Counter Holders dissenting from the Open Counter Transaction and requiring appraisal of their shares.
Representations, Warranties and Covenants
The parties to the Open Counter Agreement have made customary representations, warranties and covenants in the Open Counter Agreement, including, among others, covenants with respect to the conduct of Open Counter during the period between execution of the Open Counter Agreement and the Open Counter Closing.
Conditions to Closing
The Open Counter Closing is subject to certain conditions, including, among others, (i) approval by the Company’s shareholders of, among other things, the Open Counter Agreement, the Open Counter Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the Merger; (ii) that the redemption of any of the Company’s ordinary shares in connection with the Merger will have been completed and the Company will have no less than $325,000,000 in the Trust Account or from Alternative Financing Sources following any such redemptions and the payment of any expenses related to the Open Counter Transaction (the “Open Counter Necessary Cash Amount”); (iii) that each Open Counter Holder will have delivered to the Company a duly executed lock-up agreement in the form attached to the Open Counter Agreement; (iv) that no more than 5% of the shares of Open Counter capital stock issued and outstanding immediately prior to the effective time of the Open Counter Transaction (“Open Counter Shares”) will be held by Open Counter Holders dissenting from the Open Counter Transaction and requiring appraisal of such shares; (v) that no more than 5% of the Open Counter Shares will be Cash-Out Shares (as defined in the Open Counter Agreement); (vi) the approval and adoption of the Open Counter Agreement by the Founders (as defined in the Open Counter Agreement) pursuant to a written consent no later than 12:00 p.m. Eastern Time on the date after the date of the Open Counter Agreement (the “Open Counter Holder Consent”); and (vii) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Open Counter Closing.
Termination
The Open Counter Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either the Company or Open Counter if the Open Counter Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Open Counter Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

or condition under the Open Counter Agreement has been the cause of, or resulted in, the failure of the Open Counter Closing to occur on or before such date; (iii) by either the Company or Open Counter if the Company’s shareholders have not approved the Open Counter Agreement, the Open Counter Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the Merger; (iv) on or after January 18, 2019, by either the Company or Open Counter if, following the redemption of any of the Company’s ordinary shares in connection with the Merger, the aggregate amount of cash or cash equivalents in the Trust Account and from Alternative Financing Sources is less than the Open Counter Necessary Cash Amount; and (v) by the Company if the Open Counter Holder Consent is not executed and delivered to the Company by 12:00 p.m. Eastern Time on the day after the date of the Open Counter Agreement.
Questica Agreement
Pursuant to the Questica Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the Questica Transaction (the “Questica Closing”), 1176368 B.C. Ltd. (“Questica Exchangeco”), an indirect, wholly-owned subsidiary of the Company, will acquire all of the issued and outstanding shares of Questica, such that Questica will become an indirect, wholly-owned subsidiary of New GTY.
Consideration
Upon consummation of the Questica Transaction, New GTY will (i) pay the holders of Questica capital stock (“Questica Holders”) an aggregate of up to $60,000,000 in cash, subject to certain customary adjustments contained in the Questica Agreement, including an increase for cash and a reduction for indebtedness of Questica at the time of the Questica Closing, and (ii) an aggregate of 2,000,000 Class A Exchangeable Shares in the capital stock of Questica Exchangeco and 1,000,000 Class B Exchangable Shares in the capital stock of Questica Exchangeco, each of which is exchangeable into shares of New GTY company common stock.
Representations, Warranties and Covenants
The parties to the Questica Agreement have made customary representations, warranties and covenants in the Questica Agreement, including, among others, covenants with respect to the conduct of Questica during the period between execution of the Questica Agreement and the Questica Closing.
Conditions to Closing
The Questica Closing is subject to certain conditions, including, among others, (i) approval by the Company’s shareholders of, among other things, the Questica Agreement and the Questica Transaction; (ii) the redemption of any of the Company’s ordinary shares in connection with the Merger will have been completed and the Company will have no less than $325,000,000 in the Trust Account or from Alternative Financing Sources following any such redemptions (the “Questica Necessary Cash Amount”); (iii) each Questica Holder will have delivered to the Company a duly executed lock-up agreement in the form attached to the Questica Agreement; and (iv) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Questica Closing.
Termination
The Questica Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either the Company or Questica if the Questica Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Questica Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Questica Agreement has been the cause of, or resulted in, the failure of the Questica Closing to occur on or before such date; (iii) by either the Company or Questica if the Company’s shareholders have not approved

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

the Questica Agreement and the Questica Transaction; and (iv) on or after January 18, 2019, by the Company if, following the redemption of any of the Company’s ordinary shares in connection with the Merger, the aggregate amount of cash or cash equivalents in the Trust Account and from Alternative Financing Sources is less than the Questica Necessary Cash Amount.
Sherpa Agreement
Pursuant to the Sherpa Agreement, upon the terms and subject to the conditions set forth therein, at the closing of the Sherpa Transaction (the “Sherpa Closing”), the Sherpa Holders will sell to the Company and the Company will purchase from the Sherpa Holders all of the Sherpa Units owned by the Sherpa Holders.
Consideration
Upon consummation of the Sherpa Transaction, New GTY will pay to the Sherpa Holders up to an aggregate of  $8,000,000 in cash, subject to certain customary adjustments contained in the Sherpa Agreement, including an increase for cash and a reduction for indebtedness of Sherpa at the time of the Sherpa Closing. In addition, following the Sherpa Closing and based on Sherpa’s revenues for the years ended December 31, 2019 and 2018, the Sherpa Holders may receive, in the aggregate, an earn-out payment equal to a number of shares of New GTY common stock with a value equal to $2,000,000 on the date of issuance (the “Sherpa Earn-out Shares”). The Company has agreed to use commercially reasonable efforts to file a registration statement on Form S-3 covering the resale of any Sherpa Earn-out Shares.
Representations, Warranties and Covenants
The parties to the Sherpa Agreement have made customary representations, warranties and covenants in the Sherpa Agreement, including, among others, covenants with respect to the conduct of Sherpa during the period between execution of the Sherpa Agreement and the Sherpa Closing.
Conditions to Sherpa Closing
The Sherpa Closing is subject to certain conditions, including, among others, (i) approval by the Company’s shareholders of, among other things, the Sherpa Agreement, the Sherpa Transaction and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the Merger; (ii) the redemption of any of the Company’s ordinary shares in connection with the Merger will have been completed and the Company will have no less than $325,000,000 in the Trust Account or from Alternative Financing Sources following any such redemptions and the payment of any expenses related to the Sherpa Transaction (the “Sherpa Necessary Cash Amount”); (iii) each Sherpa Holder will have delivered to the Company a duly executed lock-up agreement in the form attached to the Sherpa Agreement; and (iv) the transactions contemplated by the other Transaction Documents will have closed or will close substantially simultaneously with the Sherpa Closing.
Termination
The Sherpa Agreement may be terminated under certain circumstances, including, among others: (i) by mutual written consent of each party; (ii) by either the Company or Sherpa if the Closing has not occurred on or before 5:00 p.m. Eastern Time on March 31, 2019; provided, however, that the right to terminate the Sherpa Agreement under this provision will not be available to any party whose failure to fulfill, or whose affiliate’s failure to fulfill on its behalf, any material obligation or condition under the Sherpa Agreement has been the cause of, or resulted in, the failure of the Sherpa Closing to occur on or before such date; (iii) by either the Company or Sherpa if the Company’s shareholders have not approved the Sherpa Agreement and the other proposals set forth in the proxy statement/prospectus on Form S-4 relating to the Merger; and (iv) on or after January 18, 2019, by either the Company or Sherpa if, following the redemption of any of the Company’s ordinary shares in connection with the Merger, the aggregate amount of cash or cash equivalents in the Trust Account and from Alternative Financing Sources is less than the Sherpa Necessary Cash Amount.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 9. Subsequent Events
The Company evaluates events that have occurred after the balance sheet date through the date the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events, other than disclosed below, that would have required adjustment or disclosure in the financial statements.
On October 30, 2018, the Company held an extraordinary general meeting to extend the date by which the Company has to consummate a business combination from November 1, 2018 to May 1, 2019. In connection with the Extension, an aggregate of 34,011,538 Class A ordinary shares were redeemed. As a result, the Company paid approximately $347.9 million out of the Trust Account for the redemptions.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
GTY Technology Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of GTY Technology Holdings Inc. (the “Company”), as of December 31, 2017 and 2016, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2017 and for the period from August 11, 2016 (inception) through December 31, 2016 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and for the period from August 11, 2016 (inception) through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
Other Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements if the Company is unable to complete a Business Combination by November 1, 2018, then the Company will cease all operations except for the purpose of liquidating. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2016
Whippany, New Jersey
March 14, 2018

GTY TECHNOLOGY HOLDINGS INC.
BALANCE SHEETS
	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$561,434	$1,219,822
Prepaid expenses	66,907	21,164
Total current assets	628,341	1,240,986
Cash and cash equivalents held in Trust Account	556,817,512	552,263,774
Total Assets	$557,445,853	$553,504,760
Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$29,658	$68,739
Accrued expenses – related party	140,000	20,000
Total current liabilities	169,658	88,739
Deferred underwriting fees	19,320,000	19,320,000
Total Liabilities	19,489,658	19,408,739
Commitments
Class A ordinary shares subject to possible redemption, $0.0001 par value; 53,295,619 and 52,909,602 shares at redemption value at December 31, 2017 and December 31, 2016, respectively	532,956,190	529,096,020
Shareholders’ Equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 1,904,381 and 2,290,398 shares issued and outstanding (excluding 53,295,619 and 52,909,602 shares subject to possible redemption, respectively) at December 31, 2017 and December 31, 2016, respectively	190	229
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 13,800,000 shares issued and outstanding at December 31, 2017 and December 31, 2016	1,380	1,380
Additional paid-in capital	1,074,317	4,934,449
Retained earnings	3,924,118	63,943
Total Shareholders’ Equity	5,000,005	5,000,001
Total Liabilities and Shareholders’ Equity	$557,445,853	$553,504,760

The accompanying notes are an integral part of these financial statements.

GTY TECHNOLOGY HOLDINGS INC.
STATEMENTS OF OPERATIONS
	For the Year Ended, December 31, 2017	For the Period from August 11, 2016 (Inception) through December 31, 2016
General and administrative expenses	$694,226	$199,834
Loss from operations	(694,226)	(199,834)
Interest income	4,554,401	263,777
Net income	$3,860,175	$63,943
Weighted average shares outstanding
Basic(1)	15,982,914	14,870,338
Diluted	69,000,000	38,024,460
Net earnings per share
Basic	$0.24	$0.00
Diluted	$0.06	$0.00

(1)
This number excludes an aggregate of up to 53,295,619 and 52,909,602 Class A ordinary shares subject to possible redemption at December 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these financial statements.

GTY TECHNOLOGY HOLDINGS INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	Ordinary Shares				Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – August 11, 2016 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	13,800,000	1,380	23,620	—	25,000
Sale of units in initial public offering, net of offering costs	55,200,000	5,520	—	—	520,961,557	—	520,967,077
Sale of private placement warrants to Sponsor in private placement	—	—	—	—	13,040,001	—	13,040,001
Ordinary shares subject to possible redemption	(52,909,602)	(5,291)	—	—	(529,090,729)	—	(529,096,020)
Net income	—	—	—	—	—	63,943	63,943
Balance – December 31, 2016	2,290,398	229	13,800,000	1,380	4,934,449	63,943	5,000,001
Ordinary shares subject to possible redemption	(386,017)	(39)	—	—	(3,860,132)	—	(3,860,171)
Net income	—	—	—	—	—	3,860,175	3,860,175
Balance – December 31, 2017	1,904,381	$190	13,800,000	$1,380	$1,074,317	$3,924,118	$5,000,005

The accompanying notes are an integral part of these financial statements.

GTY TECHNOLOGY HOLDINGS INC.
STATEMENTS OF CASH FLOWS
	For the Year Ended December 31, 2017	For the Period from August 11, 2016 (Inception) through December 31, 2016
Cash Flows from Operating Activities
Net income	$3,860,175	$63,943
Adjustments to reconcile net income to net cash used in operating activities:
Formation and operating costs paid by Sponsor	—	67,133
Interest earned on cash and cash equivalents held in Trust Account	(4,553,739)	(263,774)
Changes in operating assets and liabilities:
Prepaid expenses	(45,743)	(21,164)
Accounts payable	(39,081)	47,989
Accrued expenses – related party	120,000	20,000
Net cash used in operating activities	(658,388)	(85,873)
Cash Flows from Investing Activities
Principal deposited in Trust Account	—	(552,000,000)
Net cash used in investing activities	—	(552,000,000)
Cash Flows from Financing Activities
Proceeds received from initial public offering	—	552,000,000
Payment of offering costs	—	(27,500)
Proceeds received from private placement, net of expense said by Sponsor	—	1,333,195
Net cash provided by financing activities	—	553,305,695
Net change in cash and cash equivalents	(658,388)	1,219,822
Cash and cash equivalents – beginning of the period	1,219,822	—
Cash and cash equivalents – end of the period	$561,434	$1,219,822
Supplemental disclosure of noncash investing and financing activities:
Change in value of Class A ordinary shares subject to possible redemption	$3,860,171	$—
Offering costs paid by Sponsor in exchange for founder shares	$—	$20,000
Formation and offering costs paid by Sponsor in exchange for founder shares	$—	$11,644,673
Value of Class A ordinary shares subject to possible redemption	$—	$529,096,020
Deferred offering costs included in accounts payable and accrued expenses	$—	$20,750
The accompanying notes are an integral part of these financial statements.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS
Note 1. Organization and Business Operations
GTY Technology Holdings Inc. (the “Company”) is blank check company incorporated in the Cayman Islands on August 11, 2016. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“business combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a business combination, the Company intends to focus on the technology industry, including software and services.
All activities through December 31, 2017 relate to the Company’s formation and the initial public offering (the “initial public offering”) and, since the closing of the initial public offering, a search for a business combination candidate described below. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
The registration statement for the Company’s initial public offering was declared effective on October 26, 2016. The Company consummated the initial public offering of 55,200,000 units, including the issuance of 7,200,000 units as a result of the underwriters’ exercise of their over-allotment option in full (“units” and, with respect to the Class A ordinary shares included in the units being offered, the “public shares”) at $10.00 per unit on November 1, 2016, generating gross proceeds of  $552 million. The Company incurred offering costs of approximately $31 million, inclusive of approximately $30.4 million of underwriting fees. The Company paid $11.04 million of underwriting fees upon the closing of the initial public offering and deferred $19.32 million of underwriting fees until the consummation of the initial business combination.
Simultaneously with the closing of the initial public offering, the Company consummated the private placement (“private placement”) of 8,693,334 warrants (“private placement warrants”) at a price of  $1.50 per private placement warrant with the Company’s sponsor, GTY Investors, LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of approximately $13.04 million (Note 4).
Upon the closing of the initial public offering and private placement on November 1, 2016, $552 million from the net proceeds of the sale of the units in the initial public offering and the private placement was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee (“Trust Account”). The funds in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with maturities of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the funds in the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its initial public offering and private placement warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. There is no assurance that the Company will be able to complete a business combination successfully. The Company must complete one or more initial business combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. However, the Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.
The Company will provide its holders of the outstanding Class A ordinary shares sold in the initial public offering (“public shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of a business combination either (i) in connection with a shareholder meeting

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

called to approve the business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a business combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their public shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public shareholders who redeem their public shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These public shares will be recorded at a redemption value and classified as temporary equity upon the completion of the initial public offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and a majority of the shares voted are voted in favor of the business combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its second amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a business combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a business combination, the initial shareholders (as defined below) have agreed to vote their founder shares (as defined in Note 4) and any public shares purchased during or after the initial public offering in favor of a business combination. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of a business combination.
Notwithstanding the foregoing, the Company’s second amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Class A ordinary shares sold in the initial public offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Company’s second amended and restated memorandum and articles of association that would affect the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete a business combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company is unable to complete a business combination within 24 months from the closing of the initial public offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding public shares which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.
In connection with the redemption of 100% of the Company’s outstanding public shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable).

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

The initial shareholders have agreed to waive their liquidation rights with respect to the founder shares if the Company fails to complete a business combination within the Combination Period. However, if the initial shareholders should acquire public shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if the Company fails to complete a business combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a business combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Company’s public shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, our sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent public accountants) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) or to any claims under the Company’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that our sponsor must indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s registered independent public accounting firms), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
On November 9, 2016, the Company announced that, commencing November 14, 2016, holders of the units sold in the Company’s initial public offering may elect to separately trade the Class A ordinary shares and warrants included in the units. The Class A ordinary shares and warrants that are separated trade on The Nasdaq Capital Market (“Nasdaq”) under the symbols “GTYH” and “GTYHW,” respectively. Units that are not separated continue to trade on Nasdaq under the symbol “GTYHU.”
Going Concern Consideration
As of December 31, 2017, the Company had a balance of cash and cash equivalents of approximately $561,000, which excludes interest income of approximately $4.8 million from the Company’s investments in the Trust Account which is available to the Company for tax obligations, if any. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.
The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its initial Business Combination. To the extent that the Company’s equity or debt is used, in whole or in part, as consideration to complete the initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies.
The Company’s amended and restated memorandum and articles of association provided that the Company had until November 1, 2018 to complete the initial Business Combination as discussed above. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete the initial Business Combination by

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

November 1, 2018. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 1, 2018.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying balance sheet is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.
The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.
Cash and Cash Equivalents Held in Trust Account
The amounts held in the Trust Account represent substantially all of the proceeds of the initial public offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business combination. As of December 31, 2017 and 2016, cash and marketable securities, which are classified as trading securities, held in the Trust Account consisted of

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

approximately $555.8 million and $552.3 million in U.S. Treasury Bills, respectively, and approximately $1,000 and $900 in cash, respectively. At December 31, 2017, there was approximately $4.8 million of interest income held in the Trust Account available to the Company for tax obligations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of  $250,000. At December 31, 2017, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Offering Costs
Offering costs consisting of legal, accounting, underwriting fees and other costs incurred that were directly related to the initial public offering totaled approximately $31 million, inclusive of  $19.32 million of deferred underwriting fees. Offering costs were charged to shareholders’ equity upon the completion of the initial public offering on November 1, 2016.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity”. Ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, an aggregate of 53,295,619 and 52,909,602 Class A ordinary shares subject to possible redemption at redemption value at December 31, 2017 and 2016, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s accompanying balance sheets.
Net Income per Share
Net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. An aggregate of 53,295,619 and 52,909,602 Class A ordinary shares subject to possible redemption at December 31, 2017 and 2016, respectively, have been excluded from the calculation of basic income per ordinary share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. The Company has not considered the effect of the warrants sold in the

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

initial public offering (including the consummation of the over-allotment) and Private Placement to purchase an aggregate of 27,093,334 shares of the Company’s class A ordinary shares in the calculation of diluted income per share, since their inclusion would be anti-dilutive.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2017, the recorded values of cash and cash equivalents, prepaid expenses, accounts payable, and accrued expenses approximate the fair values due to the short-term nature of the instruments.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3. Initial Public Offering
On November 1, 2016, the Company sold 55,200,000 units at a purchase price of  $10.00 per unit in the initial public offering, including the issuance of 7,200,000 units as a result of the underwriters’ exercise of their over-allotment option in full. Each unit consists of one Class A ordinary share and one-third of one redeemable warrant (“public warrant”). Each whole public warrant entitles the holder to purchase one Class A ordinary share at an exercise price of  $11.50 per share, subject to adjustment (see Note 6). No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade.
The Company incurred offering costs of approximately $31 million, inclusive of approximately $30.36 million of underwriting fees. The Company paid $11.04 million of underwriting fees upon the closing of the initial public offering and deferred $19.32 million of underwriting fees until the consummation of the initial business combination.
Note 4. Related Party Transactions
Founder Shares
The Company initially issued 8,625,000 Class B ordinary shares as of August 17, 2016. On October 14 and October 26, 2016, the Company effected a share capitalization resulting in an aggregate of 11,500,000 and 13,800,000 founder shares outstanding, respectively. In October 2016, the Sponsor transferred 25,000 founder shares to each of the Company’s independent director nominees at the same per-share purchase price paid by the Sponsor. The foregoing transfers of founder shares were made in reliance upon an exemption from the registration requirements of the Securities Act pursuant to the so-called 4(a)(1)-½ exemption. The founder shares will automatically convert into Class A ordinary shares upon the consummation of a business combination on a one-for-one basis, subject to adjustments. As a result of the underwriters’ exercise of their over-allotment option, no founder shares were surrendered to the Company by the Sponsor.
The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until the earlier to occur of  (i) one year after the completion of a business combination, or earlier if, subsequent to a business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing 150 days after the completion of a business combination and (ii) the date following the completion of a business combination on which the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property the (“Lock-Up Period”).
Private Placement Warrants
Concurrently with the closing of the initial public offering, the Sponsor purchased an aggregate of 8,693,334 private placement warrants at $1.50 per warrant, generated gross proceeds of  $13.04 million in the private placement.
Each private placement warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. A portion of the proceeds from sale of the private placement warrants was added to the proceeds from the initial public offering to be held in the Trust Account. If the Company does not complete a business combination within the Combination Period, the private placement warrants will expire worthless.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

Due to Related Party
The Company’s Sponsor loaned the Company in the form of a promissory note up to $200,000 to be used for the payment of costs related to the initial public offering. The loan was non-interest bearing, unsecured and due upon the closing of the initial public offering. The Company paid off all outstanding amount to the Sponsor in December 2016.
In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of  $1.50 per warrant. The warrants would be identical to the private placement warrants.
Administrative Service Fee
The Company has agreed, commencing on the effective date of the initial public offering through the earlier of the Company’s consummation of a business combination and its liquidation, to reimburse the Sponsor in an amount not to exceed $10,000 per month for office space, and secretarial and administrative services. The Company recognized $120,000 and $20,000 for the year ended December 31, 2017 and the period from August 11, 2016 (inception) to December 31, 2016, respectively, in connection with this agreement in the accompanying statements of operations.
Note 5. Commitments
Registration Rights
The holders of the founder shares and private placement warrants and warrants that maybe issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-Up Period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from October 26, 2016 to purchase up to 7,200,000 additional units to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions, which was fully exercised on November 1, 2016.
The Company paid an underwriting discount of  $0.20 per unit, or $11.04 million in the aggregate upon the consummation of the initial public offering. $0.35 per unit, or $19.32 million in the aggregate will be payable to the underwriters for deferred underwriting fees. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

Note 6. Shareholders’ Equity
Class A Ordinary Shares — The Company is authorized to issue 400,000,000 shares of Class A ordinary shares with a par value of  $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At December 31, 2017 and 2016, there are 55,200,000 Class A ordinary shares issued and outstanding, including 53,295,619 and 52,909,602 shares of Class A ordinary shares subject to possible redemption, respectively.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 shares of Class B ordinary shares with a par value of  $0.0001 per share. Holders of the Company’s Class B ordinary shares are entitled to one vote for each share.
Prior to the initial business combination, only holders of Class B ordinary shares will have the right to vote on the election of directors. Holders of Class A ordinary shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s second amended and restated memorandum and articles of association may only be amended by a special resolution passed by a majority of at least 90% of the Company’s ordinary shares voting in a general meeting. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.
As of December 31, 2017 and 2016, the Company has 13,800,000 Class B ordinary shares issued and outstanding.
Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share. At December 31, 2017 and 2016, there are no preferred shares issued or outstanding.
Warrants — The public warrants may only be exercised for a whole number of shares. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will become exercisable on the later of  (a) 30 days after the completion of a business combination or (b) 12 months from the closing of the initial public offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the public warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their public warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the public warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The public warrants will expire five years after the completion of a business combination or earlier upon redemption or liquidation.
The private placement warrants are identical to the public warrants underlying the units sold in the initial public offering, except that the private placement warrants and the Class A ordinary shares issuable upon exercise of the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the private placement warrants are held by someone other than the initial shareholders or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

The Company may call the public warrants for redemption (except with respect to the private placement warrants):
•
in whole and not in part;

•
at a price of  $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported closing price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.
The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants shares. If the Company is unable to complete a business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 7. Fair Value Measurements
The following table presents information about the Company’s assets that are measured on a recurring basis as of December 31, 2017 and 2016 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
December 31, 2017 Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
U.S. Treasury Bills	$556,817,512	$—	$—
December 31, 2016 Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
U.S. Treasury Bills	$552,263,774	$—	$—
Approximately $1,000 and $900 of the balance in the Trust Account was held in cash as of December 31, 2017 and 2016, respectively.
Note 8. Subsequent Events
On January 3, 2018, the Company received a letter (the “Notification Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the Company no longer complies with Nasdaq Listing Rule 5620(a) for continued listing due to its failure to hold an annual meeting of shareholders within twelve months of the end of the Company’s fiscal year ended December 31, 2016. On February 20, 2018, the Company submitted our plan to regain compliance pursuant to the procedures set forth in the Nasdaq listing rules. On March 1, 2018, Nasdaq granted the Company an exception of up to 180 calendar days from the fiscal year end, or until June 29, 2018, to regain compliance. In the event the Company does not satisfy the terms of the extension, Nasdaq will notify the

GTY TECHNOLOGY HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS

Company that its securities will be delisted. At that time, the Company will have the opportunity to appeal the determination to a Hearings Panel. If the Company timely appeals, its securities would remain listed pending such decision. There can be no assurance that, if the Company does appeal, such appeal would be successful.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Bonfire Interactive Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Bonfire Interactive Ltd. and Subsidiary (collectively, the “Company”), as of September 30, 2018 and December 31, 2017, and the related consolidated statements of operations, changes in temporary equity and stockholders’ deficit, and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and December 31, 2017, and the results of its operations and its cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
Whippany, New Jersey
November 21, 2018

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
	September 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$8,078,327	$11,038,259
Accounts receivable, net	494,431	618,025
Prepaid expenses	471,335	231,035
Other current assets	184,682	151,081
Total current assets	9,228,775	12,038,400
Property and equipment, net	164,896	105,208
Other assets	361,403	113,918
TOTAL ASSETS	$9,755,074	$12,257,526
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$396,012	$206,378
Contract liabilities	2,367,746	1,446,607
Warrant liability	46,037	—
Total current liabilities	2,809,795	1,652,985
Contract liabilities – long-term	80,627	54,382
Deferred rent	52,240	37,881
Total liabilities	2,942,662	1,745,248
COMMITMENTS AND CONTINGENCIES
Temporary equity
Series Seed I preferred stock, no par value; 4,992,930 shares authorized, issued and outstanding as of September 30, 2018 and December 31, 2017	635,968	624,556
Series Seed II preferred stock, no par value; 2,938,710 shares authorized, issued and outstanding as of September 30, 2018 and December 31, 2017	1,768,367	1,735,590
Series Seed III preferred stock, no par value; 172,285 shares authorized, issued and outstanding as of September 30, 2018 and December 31, 2017	128,295	125,917
Series Seed IV preferred stock, no par value; 1,833,375 shares authorized, issued and outstanding as of September 30, 2018 and December 31, 2017	1,282,942	1,281,381
Series A preferred stock, no par value; 9,541,984 shares authorized, issued and outstanding as of September 30, 2018 and December 31, 2017	10,671,173	10,671,173
Total temporary equity	14,486,745	14,438,617
Stockholders’ deficit
Common stock, no par value; 40,000,000 shares authorized; 9,904,615 and 9,899,929 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	1,643	990
Additional paid-in capital	588,517	113,536
Accumulated deficit	(8,264,493)	(4,040,865)
Total stockholders’ deficit	(7,674,333)	(3,926,339)
TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT	$9,755,074	$12,257,526

The accompanying notes are an integral part of these consolidated financial statements.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	For the Year ended December 31, 2017
	(Unaudited)
Revenue	$2,908,139	$1,322,296	$1,993,805
Cost of sales	715,166	115,501	210,684
Gross profit	2,192,973	1,206,795	1,783,121
Operating expenses:
General and administrative	2,479,222	975,592	1,656,911
Sales and marketing	2,748,276	983,198	1,329,037
Research and development	1,582,335	436,290	667,201
Total operating expenses	6,809,833	2,395,080	3,653,149
Loss from operations	(4,616,860)	(1,188,285)	(1,870,028)
Other income (expenses)
Interest income	47,886	—	9,317
Grant income	130,676	15,000	152,615
Other (expense) income	(8,925)	—	15,206
Loss on disposal of capital assets	—	(12,223)	(12,223)
Foreign exchange gain (loss)	271,723	(907,617)	(779,083)
Total other income (expense), net	441,360	(904,840)	(614,168)
Net loss	$(4,175,500)	$(2,093,125)	$(2,484,196)
Deemed dividend on Series Seed preferred stock	(48,128)	190,316	167,990
Net loss applicable to common stockholders	$(4,223,628)	$(1,902,809)	$(2,316,206)
Net loss per share, basic and diluted	$(0.43)	$(0.19)	$(0.23)
Weighted average common shares outstanding, basic and diluted	9,901,949	9,899,929	9,899,929

The accompanying notes are an integral part of these consolidated financial statements.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
	Series Seed I Preferred Stock		Series Seed II Preferred Stock		Series Seed III Preferred Stock		Series Seed IV Preferred Stock		Series A Preferred Stock		Total Temporary Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2017	4,992,930	$608,537	2,938,710	$1,852,309	172,285	$134,385	1,466,708	$1,075,079	—	$—	$3,670,310
Issuance of Series Seed IV preferred stock for cash	—	—	—	—	—	—	366,667	265,124	—	—	265,124
Issuance of Series A preferred stock for cash	—	—	—	—	—	—	—	—	9,541,984	10,671,173	10,671,173
Accrete redemption value on Series Seed preferred stock	—	16,019	—	(116,719)	—	(8,468)	—	(58,822)	—	—	(167,990)
Balance as of December 31, 2017	4,992,930	624,556	2,938,710	1,735,590	172,285	125,917	1,833,375	1,281,381	9,541,984	10,671,173	14,438,617
Accrete redemption value on Series Seed preferred stock	—	11,412	—	32,777	—	2,378	—	1,561	—	—	48,128
Balance as of September 30, 2018	4,992,930	$635,968	2,938,710	$1,768,367	172,285	$128,295	1,833,375	$1,282,942	9,541,984	$10,671,173	$14,486,745

The accompanying notes are an integral part of these consolidated financial statements.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN TEMPORAY EQUITY AND STOCKHOLDERS’ DEFICIT (CONTINUED)
	Common Stock		Subscription Receivable	Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of January 1, 2017	9,899,929	$990	$(890)	$—	$(1,724,659)	$(1,724,559)
Cash received to offset subscription receivable from issuance of common stock	—	—	890	—	—	890
Stock based compensation	—	—	—	113,536	—	113,536
Accrete redemption value on Series Seed preferred stock	—	—	—	—	167,990	167,990
Net loss	—	—	—	—	(2,484,196)	(2,484,196)
Balance as of December 31, 2017	9,899,929	990	—	113,536	(4,040,865)	(3,926,339)
Stock options exercised for cash	4,686	653	—	1,670	—	2,323
Stock based compensation	—	—	—	473,311	—	473,311
Accrete redemption value on Series Seed preferred stock	—	—	—	—	(48,128)	(48,128)
Net loss	—	—	—	—	(4,175,500)	(4,175,500)
Balance as of September 30, 2018	9,904,615	$1,643	$—	$588,517	$(8,264,493)	$(7,674,333)

The accompanying notes are an integral part of these consolidated financial statements.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	For the Year ended December 31, 2017
	(Unaudited)
Cash flows from operating activities
Net loss	$(4,175,500)	$(2,093,125)	$(2,484,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42,899	2,631	27,129
Amortization on debt issuance cost	8,851	—	—
Stock-based compensation expense	473,311	75,363	113,536
Loss on diposal of property and equipment	—	12,224	12,223
Changes in operating assets and liabilities:
Accounts receivable	123,594	(52,210)	(321,020)
Prepaid expenses	(240,300)	(61,410)	(184,074)
Other current assets	(10,020)	(38,529)	82,945
Other assets	(188,500)	(60,617)	(81,769)
Accounts payable and accrued expenses	144,254	17,454	117,698
Contract liabilities	947,384	584,097	922,096
Deferred rent	14,359	32,705	37,881
Net cash used in operating activities	(2,859,668)	(1,581,417)	(1,757,551)
Cash flows from investing activities
Purchase of property and equipment	(102,587)	(47,309)	(103,369)
Proceeds from sale of property and equipment	—	4,425	4,425
Net cash used in investing activities	(102,587)	(42,884)	(98,944)
Cash flows from financing activities
Proceeds from issuance of Series A preferred stock, net of offering cost	—	10,671,173	10,671,173
Proceeds from issuance of Seed Series IV preferred stock, net of offering cost	—	265,124	265,124
Proceeds from exercise of stock options	2,323	—	—
Proceeds from collection of subscription receivable	—	890	890
Net cash provided by financing activities	2,323	10,937,187	10,937,187
(Decrease) increase in cash and cash equivalents	(2,959,932)	9,312,886	9,080,692
Cash and cash equivalents, at the beginning of the period	11,038,259	1,957,567	1,957,567
Cash and cash equivalents, at the end of the period	$8,078,327	$11,270,453	$11,038,259
Supplemental disclosure of noncash investing and financing activities:
Issuance of common stock warrants with liability treatment in connection with loan facility	$46,037	$—	$—
Deemed dividend on Series Seed preferred stock	$48,128	$190,316	$167,990
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$—
Cash paid for taxes	$—	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Note 1 — Organization, Plan of Business Operations
Bonfire Interactive Ltd. was incorporated on March 5, 2012 under the laws of the Province of Ontario, and its wholly owned subsidiary Bonfire Interactive US Ltd. was incorporated in the United States on January 8, 2018 (collectively, the Company). The Company is a technology-focused business that provides critical, mission-oriented services to clients in the government and commercial sector. The Company’s software offerings include subscription-based software as a service (SaaS). Additionally, the Company provides support services as well as other professional consulting and customization of products.
Note 2 — Basis of Presentation and Liquidity
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Bonfire Interactive Ltd. and its wholly-owned subsidiary, Bonfire Interactive US Ltd. All intercompany balances and transactions have been eliminated in consolidation.
The accompanying interim unaudited statements of operations and cash flows for the nine months ended September 30, 2017 reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the Company’s results of its operations and cash flows, for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.
The functional currency of both Bonfire Interactive Ltd. and its wholly-owned subsidiary is the Canadian dollar (“CAD”). Accordingly, all amounts presented in these consolidated financial statements and accompanying notes are presented in CAD. Monetary assets and liabilities denominated in other than the Canadian dollar are translated at rates of exchange prevailing on the date of the consolidated balance sheets and revenues and expenses are translated at average rates of exchange for the period presented. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized within “Other (income) expenses” in the Consolidated Statements of Operations.
Liquidity
The Company has incurred substantial operating losses since its inception, and the Company expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The Company had an accumulated deficit of approximately $8.3 million at September 30, 2018, a net loss of approximately $4.2 million and approximately $2.9 million net cash used in operating activities for the nine months ended September 30, 2018.
At September 30, 2018, the Company had current assets of approximately $9.2 million and current liabilities of approximately $2.8 million, rendering a working capital of approximately $6.4 million. With cash of  $8.1 million and current availability under its loan agreement, management believes that the Company’s existing capital resources will be sufficient to fund the Company’s planned operations and expenditures for at least twelve months from the issuance of these consolidated financial statements. However, management cannot provide assurance that its plans will not change or that changed circumstances will not result in the depletion of its capital resources more rapidly than it currently anticipates.
Note 3 — Summary of Significant Accounting Policies
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

amounts of revenue and expenses during the reporting period. The most significant estimates in the Company’s consolidated financial statements relate to revenue recognition from variable amount contracts, the valuation of preferred and common stock, the valuation of stock options, warrants, and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results could differ from those estimates.
Cash and Cash Equivalents
As of September 30, 2018 and December 31, 2017, the Company had cash balances deposited at major financial institutions. Cash balances are considered subject to minimal credit risk as the balances are with high credit quality financial institutions. Cash and cash equivalents include cash in readily available checking and money market accounts.
Accounts Receivable
Accounts receivable primarily consists of amounts due from our customers, which are located throughout the United States. Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the Company’s customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. Uncollectible receivables are written-off in the period management believes it has exhausted every opportunity to collect payment from the customer. Bad debt expense is recorded when events or circumstances indicate an additional allowance is required based on the Company’s specific identification approach.
The allowance for doubtful accounts as of September 30, 2018 and December 31, 2017 was $0 and $9,443, respectively.
Changes in the allowance for doubtful accounts and the amounts charged to bad debt expense were $0 for the nine months ended September 30, 2018 and 2017, and for the year ended December 31, 2017.
Concentration of credit risk and significant customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash and cash equivalents, and accounts receivable.
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s financial asset that is exposed to credit risk consists of cash, which is placed with US and Canadian financial institutions.
Concentration of credit risk exists with respect to the Company’s cash, as certain amounts are held at US and Canadian financial institutions. The Company’s cash are as follows September 30, 2018 and December 31, 2017:
	September 30, 2018	December 31, 2017
Cash (US institution)	$518,509	$—
Cash (CDN institution)	7,559,818	11,038,259
	$8,078,327	$11,038,259

All U.S. institution amounts are covered by Federal Deposit Insurance Corporation, or FDIC insurance as of September 30, 2018. Additionally, all CDN institution amounts are covered by Canada Deposit Insurance Corporation, or CDIC insurance as September 30, 2018 and December 31, 2017. Management deems any related risk to be minimal.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

For the nine months ended September 30, 2018 and 2017, and the year ended December 31, 2017, no single customer comprised of more than 10% of the Company’s total revenues.
The following table summarizes customers that had an accounts receivable balance greater than or equal to 10% of total accounts receivable at September 30, 2018 and December 31, 2017.
	September 30, 2018	December 31, 2017
Customer A	10%	$—
Customer B	11%	—
Customer C	—	14%
Property and Equipment
Property and equipment is stated at cost. Furniture, fixtures and equipment, including equipment under capital leases, are depreciated using the straight-line or accelerated method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the useful lives or the term of the respective leases.
Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.
Impairment of long-lived assets
Long-lived assets, which comprise capital assets, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. During the nine months ended September 30, 2018 and 2017, and the year ended December 31, 2017, no impairments were recorded.
Sequencing
The Company applies a sequencing policy whereby all equity-linked derivative instruments, issued after the issuance of the Company’s Series Seed I preferred stock, may be classified as a derivative liability, with the exception of instruments related to share-based compensation issued to employees or directors.
Warrant Liability
The Company accounts for certain common stock warrants outstanding as a liability at fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s consolidated statements of operations. The fair value of the warrants issued by the Company has been estimated using a Black Scholes model or a probability-weighted Black-Scholes model, at each measurement date.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used in measuring fair value. There are three levels to the fair value hierarchy based on the reliability of inputs, as follows:
Level 1 —
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —
Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 —
Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Company.
ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2018 and December 31, 2017, the recorded values of cash, accounts receivable, contract liabilities, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments.
Revenue Recognition
The Company adopted the Financial Accounting Standards Board (“FASB”) new revenue recognition framework, ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.
With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
The Company determines the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as the Company satisfies the performance obligations.

The Company provides subscription services by allowing customers to use the Company’s software without taking possession of the software. Revenue is recognized ratably over the contract term as the customer simultaneously receives and consumes the benefits of the subscription service as the service is made available by the Company.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

For contracts where the period between when the Company transfers a promised service to the customer and when the customer pays is one year or less, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
The Company has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Company from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
The Company has elected the practical expedient to not disclose information about its remaining performance obligations because those performance obligations have an original expected duration of one year or less.
Contract Liabilities
Contract liabilities represents amounts that have been billed or collected in advance of revenue recognition. The Company typically invoices customers in monthly, quarterly, or annual installments. Contract liabilities are reduced as services are provided and the revenue recognition criteria are met.
General and Administrative
General and administrative expenses consist primarily of personnel costs associated with the Company’s executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees.
Sales and Marketing
Sales and marketing expenses consist primarily of compensation and employee benefits, sales commissions, marketing events, advertising costs, travel, and trade shows and conferences.
Research and Development
All research and development costs are expensed as incurred. Research and development costs consist primarily of payroll related to employees from product and development department.
Advertising Costs
Advertising costs are expensed within the period in which they are utilized. Advertising expense is comprised of media advertising, presented as part of sales and marketing expense, which are accounted for as part of operating expenses. Advertising expenses incurred were approximately $180,000, $56,000 and $74,000 during the nine months ended September 30, 2018 and 2017 and year ended December 31, 2017, respectively.
Stock Based Compensation
The Company expenses stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards. Stock-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award.
The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.
Expected Term — The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Expected Volatility — The Company computes stock price volatility over expected terms based on comparable companies historical common stock trading prices.
Risk-Free Interest Rate — The Company bases the risk-free interest rate on the implied yield available on Canadian government ten-year bond yields with an equivalent remaining term.
Expected Dividend — The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.
The Company elected to change its policy surrounding forfeitures of equity awards with the adoption of the guidance in ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting, on January 1, 2017. The Company no longer estimates the number of awards expected to be forfeited but instead accounts for such forfeitures as they occur.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax balances. Potential deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on potential deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period.
Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. As of September 30, 2018 and December 31, 2017, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company’s policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017.
Grant Income
During the nine months ended September 30, 2018 and 2017, and the year ended December 31, 2017, the Company recognized income from refundable tax credits resulting from the Canadian Scientific Research and Experimental Development Tax Incentive Program (“SR&ED”), and to a lesser extent, from Co-operative Education Tax Credits (“Co-op Tax Credits”). Additionally, the Company had income from Industrial Research Assistance Program (“IRAP”) during the nine months ended September 30, 2018.
The SR&ED provides support in the form of tax credits and/or refunds, to corporations, partnerships or individuals who conduct scientific research or experimental development in Canada. The SR&ED Program is a Canadian federal tax incentive program designed to encourage Canadian businesses of all sizes and in all sectors to conduct research and development in Canada. The program is administered by the Canada Revenue Agency (CRA). Generally, a Canadian-controlled private corporation (CCPC) can earn a refundable tax credit at the enhanced rate of 35% on qualified SR&ED expenditures, up to a maximum threshold of  $3 million. The 35% tax credit is 100% refundable on qualified SR&ED expenditures. A CCPC can also earn a non-refundable tax credit at the basic rate of 15% on an amount over the $3 million threshold.
The Co-operative Education Tax Credit is a refundable tax credit available to employers who hire students enrolled in a co-operative education program at an Ontario university or college. The tax credit is based on salaries and wages paid to a student in a co-operative education work placement. Corporations can claim 25 per cent of eligible expenditures (30 per cent for small businesses). The maximum credit for each work placement is $3,000. Most work placements are for a minimum employment period of 10 weeks up to a maximum of four months.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

IRAP is a Canadian government funding program designed to accelerate the research and development projects of Canadian innovators. Businesses who are developing and implementing process improvements are the primary targets to receive research grants through IRAP, however, large-scale technology adoption projects that lead to new capabilities are also considered. IRAP is administered and managed by the National Research Council of Canada (NRC). NRC-IRAP grants are funded through the Government of Canada; this means that applicants from across the country can apply to receive funding support. If performing a technology-driven research and development project in Canada, IRAP grants should always be considered during the planning process.
Loss per Common Share
Basic net loss per share of common stock excludes dilution and is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity unless inclusion of such shares would be anti-dilutive. Since the Company is reporting a loss for all periods presented loss and diluted loss per share are the same.
Recently Adopted Accounting Pronouncements
Compensation-Stock Compensation
In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Company adopted ASU No. 2016-09 on January 1, 2017 and its adoption did not have a material impact on the Company’s financial position and results of operations.
Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230). This amendment provides guidance on the presentation and classification of specific cash flow items to improve consistency within the statement of cash flows. The Company adopted ASU No. 2016-15 on January 1, 2017 and its adoption did not have a material impact on the Company’s cash flows.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company adopted ASU No. 2016-15 on January 1, 2017 and its adoption did not have a material impact on the Company’s balance sheet and cash flows.
Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09 and created ASC 606 to provide guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In addition, the standard requires disclosure of the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2017 using the full retrospective method to restate each prior reporting period presented. The adoption of ASC 606 did not have a material impact on the Company’s recognition of subscription, support and professional services for access to the Company’s SaaS platform, or on opening equity, as the timing and measurement of revenue recognition is materially the same for the Company as under prior guidance. The Company has presented additional quantitative and qualitative disclosures regarding identified performance obligations (see Note 11). The Company has also identified and implemented changes to its business processes and internal controls relating to implementation of ASC 606.
Under ASC 606, incremental contract costs, which includes sales commissions, are required to be capitalized as contract assets and amortized over the period these costs are expected to be recovered. Although the Company incurs such costs, the Company’s contracts are typically completed within one year. As such, the Company has elected the practical expedient provided in ASC 606 and expense incremental contract costs when incurred.
Improvements to Nonemployee Share-Based Payment Accounting
In June 2018, the FASB issued ASU 2018-07 “Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company adopted the new standard on January 1, 2017, using the modified retrospective approach. The adoption of ASU 2018-07 did not have a material impact on the Company’s consolidated financial statements and related disclosures.
Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company adopted ASC 2018-13 effective January 1, 2017. Adoption did not have a material impact on the Company’s financial statements.
Recent Accounting Pronouncements Not Yet Adopted
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11 and 2018-01 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company’s first quarter of fiscal 2020, and earlier adoption is permitted. The Company is currently evaluating the impact of its pending adoption of Topic 842 on its condensed consolidated financial statements. The Company currently expect that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon our adoption of Topic 842, which will increase our total assets and total liabilities that we report relative to such amounts prior to adoption.
SEC Disclosure Update and Simplification
In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expanded the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of comprehensive income is required to be filed. This final rule was effective on November 5, 2018. The Company is evaluating the impact of this guidance on its condensed consolidated financial statements.
Note 4 — Net Loss per Share Applicable to Common Stockholders
Basic net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period. Diluted net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period using the treasury stock method or the two-class method, whichever is more dilutive.
The following table sets forth the computation of loss per share:
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	For the Year ended December 31, 2017
Net loss	$(4,175,500)	$(2,093,125)	$(2,484,196)
Net loss per share, basic and diluted	$(0.42)	$0.21	$(0.25)
Weighted average common shares outstanding, basic and diluted	9,901,949	9,899,929	9,899,929

For all periods presented, all common stock equivalents are excluded from the computation of diluted loss per share, as the result would be anti-dilutive. Common stock equivalents (measured at the end of each fiscal period) that are not included in the calculations of diluted loss per share because to do so would have been anti-dilutive, include the following:
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	For the Year ended December 31, 2017
Series Seed I preferred stock	4,992,930	4,992,930	4,992,930
Series Seed II preferred stock	2,938,710	2,938,710	2,938,710
Series Seed III preferred stock	172,285	172,285	172,285
Series Seed IV preferred stock	1,833,375	1,833,375	1,833,375
Series A preferred stock	9,541,984	9,541,984	9,541,984
Common stock options	2,467,247	667,513	943,555
Warrants – liability treatment	43,415	—	—
Potentially dilutive securities	21,989,946	20,146,797	20,422,839

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 5 — Property and Equipment
Property and equipment consist of the following at September 30, 2018 and December 31, 2017:
	September 30, 2018	December 31, 2017
Computer equipment	$200,655	$114,802
Furniture and fixtures	43,211	26,477
	243,866	141,279
Accumulated depreciation	(78,970)	(36,071)
Total property and equipment, net	$164,896	$105,208

Depreciation expense is included in general and administrative expenses in the accompanying Consolidated Statements of Operations. For the nine months ended September 30, 2018 and 2017, and the year ended December 31, 2017, depreciation expense was approximately $43,000, $3,000 and $27,000, respectively.
Note 6 — Fair Value Measurements
Derivative Warrants Granted in 2018
On May 16, 2018, the Company agreed to grant 60,311 warrants (the “Warrants”) to Silicon Valley Bank along with its Loan and Security Agreement (see Note 7), with 43,415 shares being immediately exercisable and the remaining 16,896 shares becoming exercisable upon achieving a milestone based on the Company’s revenues. Since the Company’s adoption of a sequencing policy, the Warrants were classified as liabilities and measured at fair value on the grant date using Black-Scholes option pricing model, with changes in fair value recognized as other income on the Consolidated Statements of Operations and disclosed in the financial statements.
A summary of significant unobservable inputs (Level 3 inputs) used in measuring warrants granted on May 16, 2018 is as follows:
Exercise price	$0.51
Expected term in years	10.0
Expected volatility (annual)	50%
Risk-free interest rate	3%
Expected dividend yield (per share)	0%
The following table classifies the Company’s liabilities measured at fair value on a recurring basis into the fair value hierarchy as of September 30, 2018:
	Fair value measured at September 30, 2018
	Fair value at September 30, 2018	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Warrant liability	$46,037	$—	$—	$46,037
There were no transfers between Levels 1, 2 or 3 during the nine-month period ended September 30, 2018.
The fair value of the Warrants on the grant date was the same as of September 30, 2018. Therefore, there was no unrealized gains and losses associated with liabilities within the Level 3 category.
Note 7 — Debt
On May 16, 2018, the Company entered into a Loan and Security Agreement (the “Agreement”) with Silicon Valley Bank (the “SVB”) whereby SVB agreed to providing for term loan advances in the aggregate

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

principal amount of  $3,000,000 (the “Term Loan Advances”) to be used by the Company as working capital and to fund its general business requirements. The Company granted SVB a priority of security interest in all of its U.S. assets other than its intellectual property, provided that accounts and proceeds of our intellectual property constitutes collateral and the Company has agreed not to encumber our intellectual property without SVB’s consent. The Agreement contains affirmative covenants, including government compliance, timely filling of financial statements and certificates, formation or acquisition of subsidiaries and future assurances.
The Term Loan Advances consist of two tranches: i) up to $2,000,000 which may be funded upon the Company’s request from the Effective Date through March 31, 2019 in increments of at least $250,000 with each advance referred to as a “Tranche 1 Advance” and collectively as “Tranche 1 Advances” and ii) up to $1,000,000 which may be funded at the Company’s request provided the Revenue Milestone is achieved (defined below) from the Effective Date through September 30, 2019 in increments of at least $250,000 with each advance referred to as a “Tranche 2 Advance” and collectively the “Tranche 2 Advances”. The Tranche 1 Advances and the Tranche 2 Advances are referred to collectively as “Term Loan Advances”. As of the date of these financial statements, the Company has not drawn down any amounts on the Term Loan Advances.
Outstanding amounts under the Term Loan Advances accrue interest at the Prime Rate plus 1.25% per annum, with interest only payments due commencing after funding through March 1, 2019 (or September 1, 2019 if revenue milestone met) and straight-line amortization of principal and interest for the remaining 36 months.
Obligations under the Loan Agreement mature on April 1, 2022 or if the revenue milestone has occurred on October 1, 2022. The Company may prepay the Term Loan Advances, subject to a Prepayment Premium (defined below) of up to 1.5% of the amount prepaid. The Company paid a non-refundable Commitment Fee of  $9,000 on the Effective Date.
As part of consideration, the Company also agreed to grant SVB a warrant to purchase up to 60,311 common shares of the Company’s common stock, with 43,415 shares being immediately exercisable and the remaining 16,896 shares becoming exercisable upon achieving a milestone based on the Company’s revenues. The warrant as well as all fees and costs associated with securing the Agreement was recognized as debt issuance costs. The following table summarizes components of debt issuance cost:
May 16, 2018
SVB warrants	$46,037
SVB fees	31,241
Legal costs	14,139
$91,417

	Short-term Portion	Long-term Portion
Beginning balance, May 16, 2018	$22,547	$68,870
Amortization	(8,851)	—
Reclass between short-term and long-term	9,885	(9,885)
Ending balance, September 30, 2018	$23,581	$58,985

The Company recorded short-term portion of debt issuance under other current assets and long-term portion under other assets on the balance sheet as of September 30, 2018.
The debt issuance cost is being amortized to interest expense over the term of the Agreement using the straight-line method. The amortization cost was approximately $9,000 for the nine months ended September 30, 2018 and is included in other expense in the accompanying Consolidated Statements of Operations.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 8 — Temporary Equity
As of September 30, 2018 and December 31, 2017, the Company was authorized to issue and had issued 19,479,284 shares of no par preferred stock, consisting of  (a) 4,992,930 shares of Series Seed I preferred stock, (b) 2,938,710 shares of Series Seed II preferred stock, (c) 172,285 shares of Series Seed III preferred stock, (d) 1,833,375 shares of Series Seed IV preferred stock (collectively, the “Series Seed” preferred shares), and (e) 9,541,984 shares of Series A preferred stock. The original issue price and the liquidation value per share, as of September 30, 2018, of each class of preferred stock is as follows:
Series	Original Issue Price	Liquidation Value per Share
Series Seed I preferred stock	C$ 0.138685	C$ 0.138685
Series Seed II preferred stock	US$ 0.469036	US$ 0.469036
Series Seed III preferred stock	US$ 0.580434	US$ 0.580434
Series Seed IV preferred stock	US$ 0.545439	US$ 0.545439
Series A preferred stock	US$ 0.838400	US$ 0.838400
Redemption
After May 31, 2022, holders of at least 50% of the then outstanding Series A preferred shares, may require the Company redeem all of the outstanding Series A preferred shares at a price equal to the greater of  (i) the original issue price per share, plus all unpaid dividends, or (ii) the fair market value of the share, to be determined as a mutually agreed upon amount between the Company and the majority of the shareholders. Provided that all Series A preferred shares have been fully redeemed by the Company, the Series Seed preferred shares shall be redeemed by the Company at a price equal to the greater of  (i) the original issue price per share, plus all unpaid dividends, or (ii) the fair market value of the share, to be determined as a mutually agreed upon amount between the Company and the majority of the shareholders. For purposes of redemption, the fair market value of a single share of the Series A preferred shares or Series Seed preferred shares, as applicable, shall be the value of a single share of the Series A preferred shares or Series Seed preferred shares, as applicable, as mutually agreed upon by the Company and the holders of a majority of the shares of the Series A preferred shares or Series Seed preferred shares (as applicable) then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by Company and the holders of a majority of the shares of the Series A preferred shares or Series Seed preferred shares (as applicable) then outstanding. As redemption by the holders is not solely within the control of the Company, all of the outstanding preferred stock is classified as temporary equity.
Conversion into Common Stock
Each share of preferred stock is convertible, at any time at the option of the holder into such number of shares of fully paid and non-assessable shares of the Company’s common stock as is determined by dividing the then-original issue price, as adjusted, for such share of preferred stock by the conversion price, as adjusted, in effect on the date the certificate is surrendered for conversion (“Conversion Price”). The Conversion Prices of each share of preferred stock, as of September 30, 2018, is as follows:
Series	Conversion Price
Series Seed I preferred stock	C$ 0.138685
Series Seed II preferred stock	US$ 0.469036
Series Seed III preferred stock	US$ 0.580434
Series Seed IV preferred stock	US$ 0.545439
Series A preferred stock	US$ 0.838400

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Each preferred share shall automatically be converted into common shares at the applicable conversion rate at the time in effect for such series of preferred shares immediately upon the earlier of  (i) the closing of the Company’s sale of its common shares in a firm commitment underwritten public offering pursuant to a registration statement on Form F-1 under the Securities Act of 1933, as amended, or equivalent qualification under applicable Canadian securities laws resulting in proceeds payable to this corporation of not less than US$30,000,000 after deduction of underwriters’ commissions and expenses, and pursuant to which the common shares are listed or quoted on the Toronto Stock Exchange, the Nasdaq Stock Market or New York Stock Exchange (a “Qualified IPO”), or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of a preferred majority, including a Series A preferred majority.
Dividends
The holders of preferred shares shall be entitled to receive, when, as and if declared by the board of directors of the Company, out of any assets of the Company legally available therefor, any dividends as may be declared from time to time by the board of directors. In the event any dividends are declared on the outstanding common shares, such dividends shall be distributed among the holders of preferred shares and common shares pro rata based on the number of preferred shares and/or common shares then held by each holder (on an as-if-converted to common shares basis).
In addition, the holders of Series A preferred shares shall be entitled to receive, on a pari passu basis, in any fiscal year of the Company, when and as declared by the board of directors, out of any assets at the time legally available thereof, before any cash dividend shall be paid upon or set aside for the common shares with respect to the payment of dividends in such fiscal year, in proportion to the number of Series A preferred share held by each, a dividend for each share then held by such holder payable in cash at a rate of eight percent (8%) per annum of the applicable Original Issue Price. The dividend rights are not cumulative.
Liquidation
In the event of any Liquidation Event, either voluntary or involuntary, the holders of preferred shares shall be entitled, on a pari passu basis, to receive out of the proceeds or assets of this corporation legally available for distribution to its shareholders (the “Proceeds”), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of common shares by reason of their ownership thereof, an amount per share equal to the sum greater of  (i) the applicable Original Issue Price for such series of preferred stock, plus declared but unpaid dividends on such share, or (ii) the amount to which such holder would be entitled to receive in a Liquidation Event with respect to such shares if such shares had been converted to common shares immediately prior to such Liquidation Event. Upon completion of the distribution required to the holders of preferred shares, all of the remaining Proceeds available for distribution to shareholders shall be distributed among the holders of common shares pro rata based on the number of common shares held by each such holder.
Voting
Holders of preferred shares vote on as-converted basis and have full voting rights and powers equal to the voting rights and powers of the holders of common shares, voting as a single class. As long as at least 3,100,000 Series A Preferred Shares are outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), holders representing a Series A preferred majority, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company. As long as at least 3,100,000 Series Seed preferred shares are outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), holders representing a Series Seed preferred majority, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company.
Significant Stock Transactions
During the year ended December 31, 2017, 9,541,984 series A preferred shares were issued for cash consideration aggregating $10,767,913. The net proceeds were $10,671,173 giving effect to the issuance costs of  $96,740.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

During the year ended December 31, 2017, 366,667 seed series IV preferred shares issued for cash consideration aggregating $265,610. The net proceeds were $265,124 giving effect to the issuance costs of $486.
Foreign Currency Impact on Redemption Values
The Company’s Series Seed II, Series Seed III, Series Seed IV and Series A preferred Stock are denominated in US dollars. Since the redemption feature is denominated in a currency other than the functional currency of the Company, the Company incorporated the effect of exchange rate changes on the functional currency amount of the redemption feature when measuring the redemption value as of each report date. Changes to the redemption value of Series Seed II, Series Seed III, Series Seed IV and Series A preferred stock, due to the movement of foreign currency exchange rates, is presented in the Consolidated Statement of Operations as a deemed dividend, increasing or decreasing net loss to arrive at net loss attributable to common stockholders.
During the nine months ended September 30, 2018 and 2017, year ended December 31, 2017, the Company recognized approximately ($48,000), $190,000 and $168,000 of deemed dividends, respectively, associated with exchange rate changes.
Note 9 — Stockholders’ Equity
The Company has authorized 40,000,000 shares of common stock, no par value per share, for issuance. Each share of common stock is entitled to one vote. Common stock owners are entitled to dividends when funds are legally available and declared by the Board.
During the year ended December 31, 2016, the Company issued 8,899,929 shares of common stock for cash proceeds of  $890. The Company recorded a subscription receivable of  $890 as of December 31, 2016.
The subscription receivable of  $890 was received on May 29, 2017.
Note 10 — Stock Options Plans
On July 26, 2017, the Company introduced the Plan for eligible employees of the Company as well as eligible consultants, officers and directors. The exercise price of the options is determined by the Board of Directors and is based on the fair market value per share at the date of grant.
Employee stock options vest either based on time of the employment or performance achievement.
For time-based stock options, the vesting term is normally in one quarter increments on the anniversary date of the employee’s start date with the Company. On the first anniversary of the employee’s start date, the employee can exercise one quarter of the total option grant and the remaining in equal, monthly increments over the 36-month period following. By the fourth anniversary date of the employee’s start date with the Company, all options become vested and are exercisable by the employee. Employees might be also entitled to receive additional options during the term of their employment based on performance.
Options granted to certain employees, directors and/or officers of the Company may follow a different vesting schedule. Each option granted will expire on the tenth anniversary of the date of grant. The Company recognizes an expense for employee stock-based compensation over the vesting period, with a corresponding credit to additional paid-in-capital.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

A summary of the Company’s stock option activity is as follows for stock options:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Total Intrinsic Value
Outstanding as of January 1, 2017	—	$—	—	$—
Granted	956,993	0.50	10.0	42,554
Forfeited/expired	(13,438)	0.50	—	—
Outstanding as of December 31, 2017	943,555	0.50	9.64	41,953
Granted	1,565,254	0.51	10.0	843,294
Exercised	(4,686)	0.50	—	—
Forfeited/expired	(36,876)	0.49	—	—
Outstanding as of September 30, 2018	2,467,247	$0.51	9.2	$1,343,573
Options vested and exercisable as of September 30, 2018	567,193	$0.50	9.0	$314,565

The Black-Scholes option pricing model is used to estimate the fair value of stock options granted under the Company’s share-based compensation plans. The weighted average assumptions used in calculating the fair values of stock options that were granted during the nine months ended September 30, 2018 and 2017, and the year ended December 31, 2017, were as follows:
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	For the Year Ended December 31, 2017
	(Unaudited)
Exercise price	$0.51	$0.50	$0.49
Expected term in years	5.9	5.6	5.8
Expected volatility (annual)	50%	50%	50%
Risk-free interest rate	2%	2%	2%
Expected dividend yield (per share)	0%	0%	0%
The following table shows a summary of the share-based compensation expense included in the Consolidated Statements of Operations for the nine months ended September 30, 2018 and 2017, and for the year ended December 31, 2017, and remaining unrecognized cost as of September 30, 2018 and December 31, 2017:
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	For the Year ended December 31, 2017
	(Unaudited)
General and administrative	$180,819	$54,687	$85,936
Sales and marketing	40,675	4,142	7,153
Research and development	251,817	16,534	20,447
Total stock-based compensation	$473,311	$75,363	$113,536

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

	As of September 30, 2018	As of December 31, 2017
Unrecognized stock-based compensation cost:	$784,031	$148,197
Expected weighted average period compensation costs to be recognized (years):	1.5	1.5
Note 11 — Contract Liabilities
Subscription service revenue of approximately $1.3 million and $0.5 million was recognized during the nine months ended September 30, 2018 and 2017 and approximately $0.5 million was recognized during the year ended December 31, 2017, respectively, that was included in the contract liabilities balances at the beginning of the respective periods. There was no professional services revenue recognized in the same periods from contract liabilities balances for the nine months ended September 30, 2018 and 2017, and for the year ended December 31, 2017, respectively.
As of September 30, 2018, approximately $2.4 million of revenue is expected to be recognized from remaining performance obligations for non-cancellable subscription and professional services contracts. We expect to recognize revenue on approximately 97% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.
Note 12 — Prepaid Expenses
Prepaid expenses consist of the following at September 30, 2018 and December 31, 2017:
	September 30, 2018	December 31, 2017
Advertising	$56,879	$10,028
IT	13,521	55,845
Office & Insurance	59,075	17,158
Rent	73,154	63,634
Tools	268,706	84,370
	$471,335	$231,035

Note 13 — Income Taxes
As of September 30, 2018 and December 31, 2017, the Company had unclaimed operating loss carryforwards of approximately $7.6 million and $3.9 million available to reduce future taxable income, if any, for Federal and provincial income tax purposes, respectively. The Canadian federal and provincial non-capital loss carryforwards will begin to expire in 2033.
The Company has no income tax affect due to the recognition of a full valuation allowance on the expected tax benefits of future loss carry forwards based on uncertainty surrounding realization of such assets.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:
	As of September 30, 2018	As of December 31, 2017
Deferred tax assets:
Unrecognized non-capital loss available for carryforward	$2,011,330	$1,027,358
SR&ED carryover	43,188	53,202
Reserve for doubtful accounts	—	2,503
Unrealized gain/loss on investment/currency	844	2
Total deferred income tax assets	2,055,363	1,083,065
Deferred tax liabilities:
Commissions	(111,179)	(52,189)
Property and equipment	(6,059)	(5,336)
Total deferred income tax liabilities	(117,239)	(57,524)
Net deferred tax assets	1,938,124	1,025,540
Valuation allowance	(1,938,124)	(1,025,540)
Deferred tax assets, net of allowance	$—	$—

The Company’s actual income tax expense for the nine months ended September 30, 2018 and the year ended December 31, 2017 differs from the expected amount computed by applying the statutory federal income tax rate of 15% to loss before income taxes as follows:
	For the Nine Months ended September 30, 2018	For the Year Ended December 31, 2017
Statutory federal income tax rate (Canada)	(15.0)%	(15.0)%
Statutory provincial income tax rate (Canada)	(11.5)%	(11.5)%
Non-deductible stock-based compensation	3.0%	1.2%
Other non-deductible expense	1.7%	(0.6)%
Change in valuation allowance	21.8%	25.9%
Income taxes provision (benefit)	—%	—%

The Company applies the accounting guidance for uncertainty in income taxes pursuant to ASC 740-10. The Company did not record any accruals for income tax accounting uncertainties for the nine months ended September 30, 2018 and the year ended December 31, 2017.
The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties from inception through September 30, 2018.
As at September 30 2018 and December 31, 2017, the Company had $162,974 and $200,763 of undeducted scientific research and experimental development [“SR&ED’] expenditures, respectively. These expenditures may be carried forward indefinitely, to reduce taxable income of future years. The benefit of these undeducted SR&ED expenditures has not been reflected in the financial statements.
The Company’s major tax jurisdictions are Canada and Ontario. All of the Company’s tax years will remain open for examination by the Federal and provincial tax authorities, respectively, from the date of utilization of the non-capital loss. The Company does not have any tax audits pending.

BONFIRE INTERACTIVE LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 14 — Commitments and Contingencies
Operating Lease
The Company has various operating leases for its premises and office equipment. The following table summarizes the Company’s rent expenses for the nine months ended September 30, 2018 and 2017, and the year ended December 31, 2017:
	Nine Months ended September 30, 2018	Nine Months ended September 30, 2017	For the Year ended December 31, 2017
Rent expenses	$278,817	$61,959	$154,898
The Company had deferred rent of approximately $52,000 and $38,000 as of September 30, 2018 and December 31, 2017, respectively.
The Company’s future minimum lease payments are as follows as of September 30, 2018:
October 1, 2018 – December 31, 2018	$359,991
2019	582,225
2020	596,146
2021	607,227
2022	487,828
Total	$2,633,417

Legal Proceedings
The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.
Note 15 — Agreement and Plan of Merger
On September 12, 2018, the Company, along with 5 other technology companies serving the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. Under the definitive agreements, GTY has agreed to acquire the companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants. The transaction is expected to close in early 2019. The merger will also allow the Company to continue its rapid expansion in Waterloo Region.
Note 16 — Subsequent Events
Management has evaluated the impact of all subsequent events on the Company through November 21, 2018, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring adjustments to or disclosure in the financial statements.

CITYBASE INC. AND SUBSIDIARY
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders of CityBase, Inc. and Subsidiary
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of CityBase, Inc. and its subsidiary (the “Company”), as of September 30, 2018 and December 31, 2017, and the related consolidated statements of operations, changes in temporary equity and stockholders’ deficit and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2018 and December 31, 2017, and the consolidated results of its operations and its cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
Whippany, New Jersey
November 21, 2018

CITYBASE INC. AND SUBSIDIARY
Consolidated Balance Sheets
	September 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$10,177,975	$762,776
Accounts receivable	735,830	804,564
Prepaid expenses and other current assets	136,912	96,189
Total current assets	11,050,717	1,663,529
Property and equipment, net	620,625	648,803
Intangible assets, net	402,784	477,887
Goodwill	122,933	122,933
Loan receivable from related party	176,401	151,134
Other assets	500,854	464,180
Total assets	$12,874,314	$3,528,466
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$553,590	$325,918
Accrued expenses and other current liabilities	1,966,410	1,017,470
Deferred revenue	1,120,628	1,014,983
Current portion of capital lease obligations	143,545	134,479
Warrants liability	56,017	16,863
Subordinated notes payable	1,574,284	—
Current portion of debt	400,000	366,667
Total current liabilities	5,814,474	2,876,380
Deferred revenue, non current	3,164,157	3,297,601
Capital lease obligations, non current	299,517	382,277
Debt, non current	310,076	600,979
Total liabilities	9,588,224	7,157,237
Commitments and contingencies
Temporary equity
Series A preferred stock, $0.00001 value, 66,337 and 70,000 shares authorized; 66,337 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively. $734,007 liquidation preference at September 30, 2018.	4,763,980	4,522,844
Series B preferred stock, $0.00001, 108,736 and 111,000 shares authorized; 108,379 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively. $1,512,654 liquidation preference at September 30, 2018.	10,464,793	9,920,061
Series C preferred stock, $0.00001, 70,000 and 0 shares authorized; 66,829 and 0 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively. $71,057 liquidation preference at September 30, 2018.	15,575,007	—
Total temporary equity	30,803,780	14,442,905
Stockholders’ deficit
Common stock $0.00001 par value, 400,000 and 290,550 shares authorized; 82,202 and 73,499 shares outstanding at September 30, 2018 and December 31, 2017, respectively	1	1
Additional paid in capital	1,554,750	828,484
Accumulated deficit	(29,072,441)	(18,900,161)
Total stockholders’ deficit	(27,517,690)	(18,071,676)
Total liabilities, temporary equity and stockholders’ deficit	$12,874,314	$3,528,466

The accompanying notes are an integral part of these consolidated financial statements.

CITYBASE INC. AND SUBSIDIARY
Consolidated Statements of Operations
	Nine months ended September 30,		Year ended December 31, 2017
	2018	2017 (unaudited)
Revenues
Subscription and support	$3,759,981	$2,146,870	$3,195,784
Sale of kiosks	321,135	1,090,500	1,090,500
Total revenues	4,081,116	3,237,370	4,286,284
Cost of revenues
Subscription and support	2,700,941	1,920,646	2,496,088
Sale of kiosks	322,446	902,466	885,401
Total cost of revenues	3,023,387	2,823,112	3,381,489
Gross Profit	1,057,729	414,258	904,795
Operating expenses
Sales and marketing	938,656	756,042	1,018,332
Research and development	3,128,351	2,571,076	3,482,164
General and administrative	4,679,132	2,732,056	3,763,002
Total operating expenses	8,746,139	6,059,174	8,263,498
Loss from operations	(7,688,410)	(5,644,916)	(7,358,703)
Other income (expenses)
Interest income	1,521	773	1,218
Interest expense	(301,617)	(3,002)	(23,475)
Sublease loss	—	(16,052)	(71,203)
Change in fair value of notes payable	(1,386,503)	—	—
Change in fair value of put option	98,808	—	—
Change in fair value of warrant liability	(39,154)	(78)	63
Other income (expenses), net	(1,626,945)	(18,359)	(93,397)
Net loss	(9,315,355)	(5,663,275)	(7,452,100)
Cumulative preferred stock dividends	(856,925)	(756,065)	(1,020,900)
Net loss applicable to common stockholders	$(10,172,280)	$(6,419,340)	$(8,473,000)
Basic and diluted loss per share attributable to common stockholders:	$(133.53)	$(91.29)	$(118.50)
Basic and diluted weighted average shares used to compute earnings per share:	76,182	70,319	71,502

The accompanying notes are an integral part of these consolidated financial statements.

CITYBASE INC. AND SUBSIDIARY
Consolidated Statements of Changes in Temporary Equity and Stockholders’ Deficit
	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Total Temporary Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2017	66,337	$4,200,446	80,655	$6,905,513	—	$—	$11,105,959
Issuance of Series B preferred stock for cash, net of offering cost	—	—	27,724	2,316,046	—	—	2,316,046
Cumulative dividend on preferred stock	—	322,398	—	698,502	—	—	1,020,900
Balance as of December 31, 2017	66,337	4,522,844	108,379	9,920,061	—	—	14,442,905
Conversion of notes payable for Series C	—	—	—	—	22,807	5,543,775	5,543,775
Issuance of Series C preferred stock for cash, net of offering cost	—	—	—	—	44,022	9,960,175	9,960,175
Cumulative dividend on preferred stock	—	241,136	—	544,732	—	71,057	856,925
Balances as of September 30, 2018	66,337	$4,763,980	108,379	$10,464,793	66,829	$15,575,007	$30,803,780

The accompanying notes are an integral part of these consolidated financial statements.

CITYBASE INC. AND SUBSIDIARY
Consolidated Statements of Changes in Temporary Equity and Stockholders’ Deficit (continued)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of January 1, 2017	66,270	$1	$481,385	$(10,427,161)	$(9,945,775)
Stock options exercised for cash	284	—	2,298	—	2,298
Stock-based compensation	—	—	65,839	—	65,839
Issuance of restricted stock	5,865	—	102,052		102,052
Restricted stock forfeitures	(7,050)	—	—	—	—
Cumulative dividend on preferred stock	—	—	—	(1,020,900)	(1,020,900)
Issuance of common stock in connection with acquisition	8,130	—	176,910	—	176,910
Net loss	—	—	—	(7,452,100)	(7,452,100)
Balance as of December 31, 2017	73,499	1	828,484	(18,900,161)	(18,071,676)
Exercise of warrants for common stock	6,500		453,960	—	453,960
Stock options exercised for cash	2,620	—	21,196	—	21,196
Stock-based compensation	—	—	212,616	—	212,616
Issuance of restricted stock	1,750	—	38,494		38,494
Restricted stock forfeitures	(2,167)	—	—	—	—
Cumulative dividend on preferred stock	—	—	—	(856,925)	(856,925)
Net loss	—	—	—	(9,315,355)	(9,315,355)
Balances as of September 30, 2018	82,202	$1	$1,554,750	$(29,072,441)	$(27,517,690)

The accompanying notes are an integral part of these consolidated financial statements.

CITYBASE INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
	Nine months ended September 30,		Year ended December 31, 2017
	2018	2017 (unaudited)
Cash flows from operating activities
Net loss	$(9,315,355)	$(5,663,275)	$(7,452,100)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	355,753	251,374	371,859
Stock-based compensation expense	251,110	121,939	167,891
Change in fair market value of warrants liability	39,154	78	(63)
Change in fair value of notes payable converted to Series C	1,386,503	—	—
Interest expense from notes payable converted to Series C	159,510	—	—
Change in fair value of put options	(98,808)	—	—
Changes in operating assets and liabilities:
Accounts receivable	68,734	(1,694,468)	(117,763)
Prepaid expenses and other current assets	(40,723)	(11,488)	(59,249)
Other assets	(27,272)	(282,674)	(325,644)
Accounts payable	227,672	(98,205)	(159,017)
Accrued expenses and other current liabilities	1,222,046	113,465	225,837
Deferred revenue	(27,799)	4,437,980	4,247,133
Accrued interest expense	24,972	—	—
Accrued interest income	(267)	(699)	(1,134)
Net cash used in operating activities	(5,774,770)	(2,825,973)	(3,102,250)
Cash flows from investing activities
Purchases of property and equipment	(224,719)	(161,670)	(173,108)
Cash acquired in DOBT acquisition	—	110,932	110,932
Purchase of loan receivable from related party	(25,000)	(150,000)	(150,000)
Net cash used in investing activities	(249,719)	(200,738)	(212,176)
Cash flows from financing activities
Proceeds from issuance of credit facility	—	1,000,000	1,000,000
Issuance cost for credit facility	(18,804)	(37,242)	(37,242)
Repayments of credit facility	(266,667)	—	—
Proceeds from issuance of subordinated debt and common stock warrants	2,000,000	—	—
Issuance cost for subordinated debt	(4,831)	—	—
Proceeds from issuance of convertible debt	4,000,000	—	—
Proceeds from issuance of Series B preferred stock, net of offering cost	—	2,316,046	2,316,046
Proceeds from issuance of Series C preferred stock, net of offering cost	9,960,175	—	—
Proceeds from exercise of stock options and warrants	21,261	2,298	2,298
The accompanying notes are an integral part of these consolidated financial statements.

CITYBASE INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows – (continued)
	Nine months ended September 30,		Year ended December 31, 2017
	2018	2017 (unaudited)
Deferred cash payments made for DOBT acquisition	(150,000)	—	—
Repayments of capital lease obligations	(101,446)	(64,003)	(92,894)
Net cash provided by financing activities	15,439,688	3,217,099	3,188,208
Net increase (decrease) in cash and cash equivalents	9,415,199	190,388	(126,218)
Cash and cash equivalents, beginning of the period	762,776	888,994	888,994
Cash and cash equivalents, end of the period	$10,177,975	$1,079,382	$762,776
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$130,242	$78,415	$122,752
Supplemental disclosure of non-cash investing and financing activities:
Contingent consideration of acquisition	$—	$568,228	$568,228
Issuance of common stock in connection with acquisition	$—	$176,910	$176,910
Conversion of debt to Series C preferred stock	$4,000,000	$—	$—
Cumulative preferred stock dividend	$856,925	$756,065	$1,020,900
Field equipment financed through capital leases	$27,752	$327,977	$367,242
The accompanying notes are an integral part of these consolidated financial statements.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
1. Organization and Business Operations
CityBase, Inc. and its wholly-owned subsidiary, The Department of Better Technology, Inc. (collectively the “Company”) is based in Chicago, Illinois. The Company offers an enterprise payment, data analytics, and communication platform for local governments and utilities.
2. Basis of Presentation
The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
The accompanying interim unaudited consolidated statements of operations and cash flows for the nine months ended September 30, 2017 reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the Company’s results of its operations and cash flows, for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.
Principles of Consolidation
The accompanying consolidated financial statements include the Company’s accounts. All intercompany balances and transactions have been eliminated in consolidation.
Segments
Management has determined that the Company has one operating segment. The Company’s chief executive officer, who is the Company’s chief operating decision maker, reviews financial information on a consolidated and aggregate basis, together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance.
3. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
On an ongoing basis, management evaluates its estimates, primarily those related to determining revenue recognition, the recoverability of goodwill and long-lived assets, useful lives associated with long-lived assets, the valuation and assumptions underlying stock-based compensation, the valuation of warrant and put option liabilities, and the valuation allowance of deferred tax assets resulting from operating losses. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company defines cash and cash equivalents as on demand bank deposits and highly liquid, short-term investments with a maturity date at acquisition of three months or less.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Accounts Receivable
The Company grants credit to customers, most of which are customers located throughout the United States. The Company evaluates each customer’s credit worthiness on a case-by-case basis. Accounts receivable are subject to collection risk. The Company does not accrue interest on past due accounts receivable. Gross accounts receivable are reduced for this risk by an allowance for doubtful accounts. This allowance reflects management’s best estimate of probable losses inherent in the accounts receivable balance resulting from the inability of customers to make required payments. It is an estimate and is regularly evaluated for adequacy by taking into consideration a combination of factors such as past collection experience, credit quality of the customer, age of the receivable balance and other currently available evidence. These factors are reviewed to determine whether an allowance for doubtful accounts should be recorded to reduce the receivable balance to the amount believed to be collectible. No allowance for doubtful accounts was considered necessary as of September 30, 2018 and December 31, 2017.
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash and cash equivalents and accounts receivable.
The Company’s cash balances consist principally of cash deposits maintained at banks, which at times, may exceed federally insured limits. Depository accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.
Three of the Company’s customers accounted for approximately 66% and 82% of total revenues for the nine months ended September 30, 2018 and 2017, respectively. These customers accounted for approximately 48% of the total accounts receivable as of September 30, 2018. No other customer accounted for greater than 10% of total revenues or maintained a balance due of greater than 10% of accounts receivable.
Three of the Company’s customers accounted for approximately 79% of total revenues for the year ended December 31, 2017. These customers accounted for approximately 60% of the total accounts receivable as of December 31, 2017. No other customer accounted for greater than 10% of total revenues or maintained a balance due of greater than 10% of accounts receivable.
Property and Equipment
Property and equipment are recorded at cost. Significant additions or improvements extending asset lives are capitalized. Normal maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are included in operations. Depreciation or amortization are recorded using the straight-line methods over the following estimated useful lives:
Years
Kiosks and field equipment	3
Furniture and fixtures	3
Leasehold improvements	Lesser of useful life or life of the lease
Software Development Costs
U.S. GAAP requires the capitalization of qualifying computer software costs, which are incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. To date, the Company has determined that the application development stage of internal-use software is reached shortly before the products are released. Costs incurred after establishment of the application development stage have not been material, and therefore, the Company has expensed all internal-use software development costs as incurred.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Intangible Assets
Intangible assets consist of technology and trade names with an estimated useful life of 5 and 10 years, respectively. Intangible assets are recorded at their acquisition cost less accumulated amortization and impairment. Definite lived intangible assets are amortized over their estimated useful life using the straight-line method, which is determined by identifying the period over which the cash flows from the asset are expected to be generated.
Goodwill
Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level or more frequently if events or changes in circumstances indicate that the asset might be impaired. The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.
The first step involves comparing the fair value of a company’s reporting unit to its carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. The second step involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.
Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment, intangibles, and goodwill for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. The Company experienced no such losses for the nine months ended September 30, 2018, the year ended December 31, 2017, and the nine months ended September 30, 2017.
Fair Value of Financial Instruments
ASC 820, Fair Value Measurements (“ASC 820”) require entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:
Level 1:
Quoted prices in active markets for identical or similar assets and liabilities.

Level 2:
Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Level 3:
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of September 30, 2018 and December 31, 2017, the Company’s short-term financial instruments consist of the following: cash and cash equivalents, accounts receivable and accounts payable. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments’ short-term nature.
The capital lease obligations and long-term debt are estimated based on current rates for similar instruments with the same remaining maturities. In determining the current interest rates for similar instruments the Company takes into account its creditworthiness. The Company believes that the carrying value of its capital lease obligations and long-term debt approximate their estimated fair values.
Derivative Financial Instruments
The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency.
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.
Derivative instruments are initially recorded at fair value and, if classified as a liability, are revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.
The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.
Debt Issuance Costs
Costs incurred to issue non-revolving debt instruments are recognized as a reduction to the related debt balance in the accompanying consolidated balance sheets and amortized to interest expense over the contractual term of the related debt using the effective interest method. Costs incurred to issue revolving debt instruments are deferred as an asset in the accompanying consolidated balance sheets and amortized on a straight-line basis to interest expense over the term of the revolving commitment.
Revenue Recognition
The Company derives revenues primarily from three sources: 1) subscription revenues, 2) usage fees and 3) sale of kiosks. The Company adopted the Financial Accounting Standards Board’s (“FASB”) new revenue standard, Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
The Company determines the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as the Company satisfies the performance obligations.

For contracts where the period between when the Company transfers a promised service to the customer and when the customer pays is one year or less, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
The Company has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Company from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
Disaggregation of Revenue
Subscription Revenue
The Company provides software hosting services that provide customers with access to software and related support and updates during the term of the arrangement. Additionally, the Company provides subscription website services that provide customers website support services. Further, the Company charges a rental fee for kiosks owned by the Company when the kiosk has been received by the client and is fully operational and ready to accept transactions. Subscription revenues are recognized ratably over the contract terms beginning on the effective date of each contract, as the customer simultaneously receives and consumes the benefits of the subscription service as the service is made available by the Company. Subscription revenues were $2,579,786 and $1,479,779 for the nine months ended September 30, 2018 and 2017, respectively and $2,268,577 for the year ended December 31, 2017.
Usage Fees
The Company’s contracts have variable consideration in the form of usage fees, which are constrained and included in the transaction price in the period in which the usage occurs and the fee is known. Usage fees are included under subscription and support in the consolidated statements of operations. Usage fees were $1,180,195 and $667,091 for the nine months ended September 30, 2018 and 2017, respectively, and $927,207 for the year ended December 31, 2017.
Sale of Kiosks
Revenues from the sale of kiosks are recognized when the kiosk has been received by the client and is fully operational and ready to accept transactions, which is when the customer obtains control and has the risks and rewards of the kiosk. Revenues from sale of kiosks were $321,135 for the nine months ended September 30, 2018 and $1,090,500 for both the nine months ended September 30, 2017 and the year ended December 31, 2017.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Contracts with Multiple Performance Obligations
The Company enters into contracts with customers that include promises to transfer software licenses, kiosks, payment processing services, and software support and maintenance. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment. For bundled packages, the Company accounts for individual services separately if they are distinct. A distinct service is separately identifiable from other items in the bundled package if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration (including any discounts) is allocated between separate services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which the Company separately sells the services. For items that are not sold separately, the Company estimates stand-alone selling prices using the adjusted market assessment approach.
Contract Liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for subscription services to the Company’s SaaS offerings and related implementation and training. The Company recognizes contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. The Company receives payments both upfront and over time as services are performed. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as deferred revenue, and the remaining portion is recorded in long-term liabilities as deferred revenues, non current. Revenue of approximately $811,000 and $28,000 was recognized during the nine months ended September 30, 2018 and 2017, respectively, and approximately $28,000 was recognized during the year ended December 31, 2017, that was included in the contract liabilities balances at the beginning of the respective periods.
Transaction Price Allocated to the Remaining Performance Obligations
The Company enters into service agreements with cancellable terms after a certain period without penalty. Unsatisfied obligations reflect only the obligation during the initial term. The Company applies the practical expedient in paragraph 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.
Cost of Revenues
Cost of revenues primarily consists of costs related to software hosting costs, kiosk related expenses, including purchases of kiosks, maintenance, depreciation and leasing costs, salaries and benefits of client services personnel, third-party service costs, and licensing costs incurred pertaining to the Company’s services to customers.
Sales and Marketing
Sales and marketing expenses consist primarily of compensation and employee benefits, sales commissions, marketing events, advertising costs, travel, and trade shows and conferences. Advertising costs are expensed as incurred. The Company did not incur any advertising expenses for the nine month periods ending September 30, 2018 and 2017 or for the year ended December 31, 2017.
Research and Development
Research and development expenses are comprised primarily of salaries and benefits associated with the Company’s engineering and product personnel. Research and development expenses also include third-party contractors. Research and development costs are expensed as incurred.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

General and Administrative
General and administrative expenses consist primarily of personnel costs associated with the Company’s executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees.
Other Income (Expenses)
Other income (expenses) include interest income earned from two related party notes, interest expense from the Company’s debt, gain (loss) from change in fair market value of warrants and gain from the expiration of a put option associated with a business acquisition.
Income Taxes
Deferred income taxes are determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. The principal items that result in temporary differences are differences between the financial statement basis and income tax basis of prepaid expenses, property and equipment, stock based compensation, deferred revenue and certain accrued liabilities.
The Company has net operating loss carryforwards available to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. In making this determination, the Company considers all available positive and negative evidence. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is provided for.
The Tax Cuts and Jobs Act of 2017 (the “TCJA”) was enacted on December 22, 2017. The TCJA reduces the United States federal corporate tax rate from the maximum of 35% to a flat rate of 21%. The Company is still analyzing certain aspects of the TCJA and refining its calculations.
The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense.
The Company did not have any uncertain tax positions as of September 30, 2018 and December 31, 2017.
Stock-Based Compensation
The Company accounts for stock-based compensation awards granted to employees and directors based on the awards’ estimated grant date fair value. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The resulting fair value, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years. The Company recognizes the fair value of stock options, that contain performance conditions based upon the probability of the performance conditions being met using the graded vesting method. As of January 1, 2017, the Company no longer applies a forfeiture rate to recognize compensation expense, and instead accounts for forfeitures when they occur, as a result of the adoption of ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and end of the contractual term. The Company used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Due to the Company’s limited history, expected volatility is based on historical volatilities of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because it does not expect to pay dividends on its common stock in the near future, which is consistent with the Company’s history of not paying dividends on its common stock.
Net Loss Per Share
Basic loss per share include only the weighted average common shares outstanding, without consideration of potentially dilutive securities. Diluted loss per share include the weighted average common shares outstanding and any potentially dilutive common stock equivalent shares in the calculation.
Recently Adopted Accounting Pronouncements
Compensation-Stock Compensation
In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Company adopted ASU No. 2016-09 on January 1, 2017 and its adoption did not have a material impact on the Company’s financial position and results of operations.
Statement of Cash Flows
In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230). This amendment provides guidance on the presentation and classification of specific cash flow items to improve consistency within the statement of cash flows. The Company adopted ASU No. 2016-15 on January 1, 2017 and its adoption did not have a material impact on the Company’s consolidated cash flows.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Revenue from Contracts with Customers
In May 2014, the FASB issued ASC 606 to provide guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In addition, the standard requires disclosure of the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2017 using the full retrospective method to restate each prior reporting period presented. The adoption of ASC 606 did not have a material impact on the Company’s recognition of subscription, support and professional services for access to the Company’s SaaS platform, or on opening equity, as the timing and measurement of revenue recognition is materially the same for the Company as under prior guidance. The Company has presented additional quantitative and qualitative disclosures regarding identified performance obligations (see above). The Company has also identified and implemented changes to its business processes and internal controls relating to implementation of the new standard.
Improvements to Nonemployee Share-Based Payment Accounting
In June 2018, the FASB issued ASU 2018-07 Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company adopted the new standard on January 1, 2017, using the modified retrospective approach. The adoption of ASU 2018-07 did not have a material impact on the Company’s consolidated financial statements and related disclosures.
Recent Accounting Pronouncements
During November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. ASU No. 2015-17 requires deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. ASU No. 2015-17 is effective for annual periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the effect that ASU No. 2016-02 will have on its consolidated results of operations, financial position and cash flows.
During February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that ASU No. 2016-02 will have on its consolidated results of operations, financial position and cash flows.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

4. Net Loss per Share Applicable to Common Stockholders
Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similar to basic loss per common share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock.
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	For the year ended December 31, 2017
Net loss applicable to common stockholders	$(10,172,280)	$(6,419,340)	$(8,473,000)
Net loss per share, basic and diluted	$(133.53)	$(91.29)	$(118.50)
Weighted average common shares outstanding, basic and diluted	76,182	70,319	71,502

For all periods presented, all common stock equivalents are excluded from the computation of diluted loss per share, as the result would be anti-dilutive. Common stock equivalents (measured at the end of each fiscal period) not included in the calculations of diluted loss per share because to do so would have been anti-dilutive, include the following:
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	For the year ended December 31, 2017
Series A preferred stock	66,337	66,337	66,337
Series B preferred stock	108,379	108,379	108,379
Series C preferred stock	66,829	—	—
Common stock options	40,889	34,595	32,920
Series B Warrants	357	357	357
Potentially dilutive securities	282,791	209,668	207,993

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

5. Business Acquisition
On August 16, 2017, CityBase, Inc. acquired 100% of the equity interests and 100% of the voting interests in The Department of Better Technology, Inc. (“DOBT”) in exchange for common stock, exercisable options in CityBase, Inc, and deferred cash payments to be made in 2018. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition based upon the negotiated values determined by the independent parties. Goodwill represents the amount of consideration in excess of the fair value of identified tangible and intangible assets and liabilities at the date of acquisition. The business unit and technology were acquired to compliment and expand the Company’s existing customer base. The Company may finalize any fair value adjustments during the remeasurement period. The recognized goodwill is not deductible for tax purposes. Acquisition transaction costs were expensed as general and administrative expenses in the consolidated statements of operations.
Fair value of 1,000 Series B put options	$98,808
Deferred cash payments at present value	292,510
Fair value of common stock	176,910
Total consideration	$568,228
Acquisition transaction costs	$42,888
Assets assumed at fair value
Cash	$110,932
Accounts and other receivables	50,491
Other assets	3,422
Trade names	29,504
Technology	485,933
Total assets acquired at fair value	680,282
Liabilities assumed at fair value
Accounts and other payables	133,473
Deferred revenues	34,726
Payments to former shareholders	66,788
Total liabilities assumed at fair value	234,987
Net assets acquired at fair value	445,295
Total consideration	568,228
Goodwill	$122,933

6. Goodwill and Intangibles
Intangible asset consists of:
	September 30, 2018	December 31, 2017
Cost:
Technology	$485,933	$485,933
Trade name	29,505	29,505
Intangible assets, net	$515,438	$515,438

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Accumulated amortization for intangible assets consists of:
	September 30, 2018	December 31, 2017
Accumulated amortization:
Technology	$109,335	$36,445
Trade name	3,319	1,106
Total accumulated amortization	$112,654	$37,551

Intangible assets, net of accumulated amortization consist of:
	September 30, 2018	December 31, 2017
Intangible assets, net
Technology	$376,598	$449,488
Trade name	26,186	28,399
Total intangible assets, net	$402,784	$477,887

Intangible assets amortization expenses were $75,103 and $12,517 for the nine months ended September 30, 2018 and 2017, respectively and $37,551 for the year ended December 31, 2017.
Estimated aggregate amortization expenses for the three months ended December 31, 2018 and for each of the five succeeding years ending December 31 is as follows:
Amortization Expense
2018	$25,034
2019	100,137
2020	100,137
2021	100,137
2022	63,692
2023	2,951
Thereafter	10,696
Total	$402,784

In the year ended December 31, 2017, and the nine month periods ended September 30, 2018 and 2017, no goodwill impairment was recognized.
7. Property and Equipment
Property and equipment consisted of the following as of September 30, 2018 and December 31, 2017:
	September 30, 2018	December 31, 2017
Kiosks and field equipment	$1,463,579	$1,222,097
Furniture and fixtures	22,952	15,515
Leasehold improvements	7,553	4,000
Total	1,494,084	1,241,612
Less – accumulated depreciation	873,459	592,809
Property and equipment, net	$620,625	$648,803

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Depreciation expense on property and equipment was $280,650 and $238,857 for the nine months ended September 30, 2018 and 2017, respectively, and $334,308 for the year ended December 31, 2017.
8. Related Party Activities
During May 2017, the Company advanced funds in the amount of  $150,000 to an officer under the terms of a promissory note agreement (“the Note”). The officer shall pay the entire unpaid principal and interest in full on May 4, 2020, or upon renewal of the Note. During May 2018, the Company advanced additional funds in the amount of  $25,000 to the same officer under the terms of a promissory note agreement (“the Second Note”). The officer shall pay the entire unpaid principal and interest in full on May 10, 2021, or upon renewal of the Second Note.
The unpaid principal balance for the Note and the Second Note bears interest at an annual rate equal to the Applicable Federal Rate, which is acknowledged to be 1.15% as of September 30, 2018. Accrued interest for the Note and the Second Note of  $1,401 and $1,134 as of September 30, 2018 and December 31, 2017, respectively, was included with the outstanding principal balance. The Note, the Second Note and aforementioned guarantee are collateralized by shares of the Company’s common stock held by the officer.
Annual principal payments required under the terms of the Note and Second Note agreements for the three months ended December 31, 2018 and the succeeding years ending December 31 are estimated to be as follows:
Principal Payments
2018	$—
2019	—
2020	150,000
2021	25,000
Total	$175,000

9. Debt
Debt consists of the following as of:
	September 30, 2018	December 31, 2017
Credit Facility
Principal balance outstanding	$733,333	$1,000,000
Unamortized debt discount	(23,257)	(32,354)
Net carrying value	710,076	967,646
Subordinated Notes Payable
Principal balance outstanding	2,000,000	—
Unamortized debt discount	(425,716)	—
Net carrying value	1,574,284	—
Carrying Value of Debt	$2,284,360	$967,646
Subordinated notes payable, current	$1,574,284	$—
Current portion of long-term debt	$400,000	$366,667
Long-term debt	$310,076	$600,979

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Credit Facility
On August 29, 2017, the Company entered into a loan and security agreement (the “Credit Facility”) with a bank. The Credit Facility provided the Company with i) term loan advances not to exceed $1,000,000 which may be funded upon the Company’s request until February 28, 2018 in increments not less than $250,000 (the “Term Loan”) and ii) revolving loans and advances not to exceed $1,000,000 which may be funded upon the Company’s request from the closing date of the Credit Facility and prior to August 29, 2018 (the “Revolver”) to be used by the Company to finance working capital and general corporate needs. Obligations under the Term Loan mature on August 29, 2020 and amounts repaid may not be re-borrowed. Obligations under the Revolver mature on August 29, 2018. The Company paid a non-refundable closing fee of  $10,000 to the bank at closing of the Credit Facility. The Company was in violation of certain financial covenants as of June 30, 2018 and December 31, 2017, which were subsequently waived by the lender.
Outstanding amounts under the Term Loan accrue interest at 2.00% plus the Base Rate, defined as the greater of a) the Federal Funds Rate plus 0.5% (1.92% at September 30, 2018 and 1.16% at December 31, 2017) and b) the Prime Rate (5.0% at September 30, 2018 and 4.5% at December 31, 2017). Interest payments are due on the first day of each month in arrears for interest through the last day of the prior month computed on the basis of a 360-day year. Principal will be repaid in 30 equal installments beginning on February 1, 2018 and continuing on the first day of each month with any remaining principal balance to be repaid on August 29, 2020.
Outstanding amounts under the Revolver also accrue interest at 2.0% per annum plus the Base Rate. Outstanding amounts under the Revolver are subject to a collateral monitoring fee of  $1,750 each month and the unused portion of the Revolver is subject to a fee of 0.25% per month.
$1,000,000 of the Term Loan was advanced on August 29, 2017. The Revolver expired prior to any funds being drawn.
In connection with the Credit Facility, the Company granted the bank detachable ten-year warrants to purchase 357 shares of the Company’s Series B Preferred Stock for $84.00 per share. At the issuance date, the Company valued the warrant using the Black-Scholes valuation model with the following inputs: stock price of  $84.00 per share, risk-free interest rate of 2.40%, dividends of zero percent, and volatility of 38%. The fair value of the warrant at the date of issuance was approximately $17,000, resulting in a discount to the Credit Facility.
The Company incurred approximately $73,000 of fees and costs, including the initial fair value of the Series B warrant, associated with Credit Facility. The portion allocable to the Revolver is recognized as deferred debt costs, classified in other assets, and amortized to general and administrative expenses ratably over the term of the Revolver. The portion allocable to the Term Loan is recognized as a debt discount to the Term Loan and amortized to interest expense through maturity of the Term Loan. Amortization of the debt discount associated with the Term Loan was approximately $9,100 and $4,100 for the nine months ended September 30, 2018 and year ended December 31, 2017, respectively, and was included in interest expense in the accompanying consolidated statements of operations. Amortization of deferred revolving loan costs was approximately $24,000 and $12,400 for the nine months ended September 30, 2018 and year ended December 31, 2017, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Principal payments due on the Term Loan for the three months ended December 31, 2018 and the succeeding years ending December 31, 2018 are as follows:
Amount
2018	$100,000
2019	400,000
2020	233,333
Term Loan	$733,333

Subordinated Notes Payable
On August 8, 2018, the Company executed a note purchase agreement (“Lender Note”) with a lender in the aggregate original principal amount of up to $5,000,000. The Lender Note bears interest at a rate of 6% per annum. The outstanding principal amount, together with any then unpaid and accrued interest and other amounts payable under the Lender Note, shall be due and payable on the earliest to occur of (i) August 8, 2019; (ii) when, upon the occurrence and during the continuance of an event of default, such amounts are declared due and payable or made automatically due and payable, in each case, in accordance with the terms of this Lender Note; (iii) the sale by the Company of shares of its Series C preferred stock or any other series of preferred stock senior to the Series B preferred stock of the Company to any one or more persons other than specified parties in an aggregate amount exceeding $10,000,000; and (iv) a change in control of the Company.
In connection with the Lender Note, the Company issued the lender a ten-year warrant to purchase 6,500 shares of the Company’s common stock at an exercise price of  $0.01 per share. Given the nominal exercise price of the warrant, the estimated fair value of the warrant at the issuance date is based entirely on the fair value of the Company’s common stock, which was estimated to be approximately $70 per share, resulting in a discount to the Lender Note. The lender exercised the warrant on August 23, 2018.
The Company incurred approximately $486,000 of fees and costs, including the initial fair value of the warrant, associated with the Lender Note and recognized such amount as a debt discount to the Lender Note. Amortization of the debt discount associated with the Term Loan was approximately $60,300 for the nine months ended September 30, 2018, and was included in interest expense in the accompanying consolidated statements of operations.
On October 1, 2018, the Company and the lender amended the Lender Note to provide for the Company’s ability to borrow, repay and re-borrow under the Lender Note, provided that the Company repays all current amounts outstanding under the Lender Note as of October 1, 2018. The amendment changed the nature of the Lender Note from a term loan to a revolving loan, which allows the Company to re-borrow any amounts advanced that were repaid. The amendment also allowed the Company to reborrow up to $2 million without the Company being required to issue the lender any additional warrants. The terms of the Lender Note otherwise stay the same.
Convertible Notes Payable
The Company issued convertible subordinated promissory notes in January 2018, March 2018, and April 2018 for total cash proceeds of  $1,000,000, $2,015,000 and $985,000, respectively. The promissory notes accrue interest on the unpaid principal balance at a rate equal to 8% per annum. The maturity date of the principal and any accrued interest is to be the earlier of December 31, 2018, the date the Company sells $5,000,000 of preferred stock (“Qualified Financing”), or upon the occurrence of an event of default. At the time of a Qualified Financing, the promissory notes will automatically convert at an amount equal to 75% of the cash share prices paid by the other purchasers of the preferred stock. That is, the convertible subordinated promissory notes were to be settled, upon a Qualified Financing, by providing the holder with a variable number of shares with an aggregate fair value determined by reference to the outstanding principal and accrued interest. As a Qualified Financing was the expected settlement method, the

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

convertible promissory notes were recognized as share settled debt and measured at fair value, with changes in fair value recognized in the consolidated statements of operations. The Company elected to record accrued interest and interest expense based on the coupon rate of the convertible subordinated promissory notes. The fair value of the convertible subordinated promissory notes was based on the outstanding principal balance and the fair value of the discount applied to the then outstanding principal and accrued interest. Since the convertible subordinated promissory notes did not have a fixed maturity date on which the variable number of units would be issued to settle the debt, any changes in fair value were recognized in the period of change.
For the nine months ended September 30, 2018, the Company recorded charges of approximately $1,400,000 related to changes in the fair value of the convertible subordinated promissory notes. On September 4, 2018, all outstanding principal and approximately $160,000 in accrued interest under the convertible subordinated promissory notes converted into 22,807 shares of the Company’s Series C preferred stock in connection with a Qualified Financing. The convertible subordinated promissory notes and accrued interest had a fair value of approximately $5,500,000 on the conversion date.
10. Derivative Liabilities
In connection with the Credit Facility, the Company issued detachable warrants to purchase 357 shares of Series B Preferred Stock for $84.00 per share. Warrants which are exercisable for securities, which are potentially redeemable for cash are to be classified as liabilities of the Company. Given that the Series B Preferred Stock is redeemable, the Company recorded the fair value of the warrants as a liability at their issuance date. This liability is remeasured at each period end at fair value with the change in fair value being recognized in the consolidated statements of operations.
The fair value of the Company’s warrants liability was derived using an option pricing model, calculating the fair market value of the Company’s common stock and the following approximate assumptions: risk free interest rate of 2.4% to 3.05%, dividends of zero percent, and volatility of 38% to 44%. These liabilities are not exchange-traded instruments and no observable inputs exist. These liabilities are valued based on unobservable inputs that reflect the reporting entity’s own assumptions in pricing the liabilities and accordingly classified as level 3 inputs.
In connection with the Lender Note, the Company issued the lender a ten-year warrant to purchase 6,500 shares of the Company’s common stock at an exercise price of  $0.01 per share. Given the nominal exercise price of the warrant, the estimated fair value of the warrant at the issuance date is based entirely on the fair value of the Company’s common stock, which was estimated to be approximately $70 per share. The lender exercised the warrant on August 23, 2018.
Series B put options liability:   The fair value of the Company’s 1,000 outstanding put options liability was derived from a recent Company appraisal and volatility calculation based upon a guideline public company analysis. The Company itself is not exchange traded and these liabilities are valued based on unobservable inputs that reflect the reporting entity’s own assumptions. The liability is accordingly classified as a level 3 input. The Series B put options liability is included in accrued expenses and other current liabilities in the consolidated balance sheets.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

The following table represents the carrying values of financial assets and liabilities that are adjusted on a fair value basis at September 30, 2018 and December 31, 2017, which are categorized as follows:
September 30, 2018	Total	Quoted Prices in Active Markets for identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrants liability	$56,017	$—	$—	$56,017

December 31, 2017	Total	Quoted Prices in Active Markets for identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Put options liability	$98,808	$—	$—	$98,808
Warrants liability	16,863	—	—	16,863
	$115,671	$—	$—	$115,671

The change in fair value of the put options liability is summarized as follows:
Series B put options liability at January 1, 2017	$—
Issuance of Series B put options	98,808
Series B put options liability at December 31, 2017	$98,808
Decrease in fair value included in other (income) expense	(98,808)
Series B put options liability at September 30, 2018	$—

The change in fair value of the warrants liability is summarized as follows:
Warrant liability at January 1, 2017	$—
Issuance of Series B warrants	16,927
Change in fair value included in other (income) expense	(63)
Warrant liability at December 31, 2017	16,863
Change in fair value of Series B warrant liability included in other (income) expense	39,154
Issuance of common stock warrant	453,960
Exercise of common stock warrant	(453,960)
Series B warrant liability at September 30, 2018	$56,017

11. Commitment and Contingencies
Operating Leases
The Company has operating lease agreements for office spaces with third parties. Their primary office facility in Chicago, Illinois expires November 2021. The Company is responsible for property taxes, electricity, insurance and routine maintenance. The lease is secured by a $116,000 letter of credit, included in other assets as of September 30, 2018 and December 31, 2017.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

The following is a schedule of future minimum rental payments required under non-cancelable operating leases for the three months ended December 31, 2018 and the succeeding years ending December 31:
Amount
2018	$160,791
2019	649,641
2020	661,845
2021	458,033
Total	$1,930,310

Total rental expense under the operating leases was $396,800 and $335,413 for the nine months ended September 30, 2018 and 2017, respectively, and $407,285 for the year ended December 31, 2017.
The Company subleases one of its Chicago, Illinois offices to a non-related party under terms expiring on December 31, 2020. Total rental income from the individual tenant was $105,944 and $47,086 for the nine months ended September 30, 2018 and 2017, respectively, and $82,401 for the year ended December 31, 2017.
The following is a schedule by year of future minimum rental payments required under noncancelable operating sub-leases as sub-lessor as of September 30:
Year	Amount
2018	$36,474
2019	146,890
2020	149,868
Total	$333,232

Capital Leases
The Company has various capital leases that expire at various dates through January 2023. Leased property under capital leases at September 30, 2018 and December 31, 2017 of  $658,439 and $630,687, respectively, are included in property and equipment. Depreciation expense on capital leases was $139,371 and $111,488 for the nine months ended September 30, 2018 and 2017, respectively, and $156,307 for the year ended December 31, 2017.
At September 30, 2018, the future minimum lease payments under capital leases for the three months ended December 31, 2018 and the succeeding years ended December 31, 2018 are presented as follows:
2018	$64,150
2019	227,150
2020	175,274
2021	140,400
2022	33,290
2023	666
Total minimum lease payments	640,930
Less: amount representing interest, maintenance and warranties	(197,868)
Present value of minimum lease payments	443,062
Less: current portion	(143,545)
Non current portion	$299,517

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Litigation
On June 8, 2018, Pay-Ease filed a complaint against the Company and another defendant, P-E Acquisition Holdings LLC, alleging, among other things, breach of contract and unjust enrichment with respect to two licensing arrangements entered into by P-E Acquisition Holdings LLC and the plaintiff in October 2013. While the Company believes it has meritorious defenses against the suit, there is a reasonable possibility that the ultimate resolution of this matter could result in a negative outcome for the Company. Given the early stages of the litigation, the range of potential loss is inestimable. Therefore no additional disclosure or accrual is required.
12. Temporary Equity
Series A Preferred Stock — As of September 30, 2018 and December 31, 2017, the Company was authorized to issue up to 66,337 and 70,000 shares of Series A Preferred Stock (“Series A”). The Company had 66,337 shares of  $0.00001 par value, Series A Preferred Stock issued and outstanding at September 30, 2018 and December 31, 2017. Series A Preferred Stock was issued at $60.75 per share. As of September 30, 2018, the liquidation value of Series A Preferred Stock was approximately $4,760,000.
Series B Preferred Stock — As of September 30, 2018 and December 31, 2017, the Company was authorized to issue up to 108,736 and 111,000 shares of Series B Preferred Stock (“Series B”). The Company had 108,379 shares of  $0.00001 par value, Series B preferred stock issued and outstanding at September 30, 2018 and December 31, 2017. Series B Preferred Stock was issued at $84.00 per share. As of September 30, 2018, the liquidation value of Series B Preferred Stock was approximately $10,460,000.
Series C Preferred Stock — As of September 30, 2018 and December 31, 2017, the Company was authorized to issue up to 70,000 and 0 shares of Series C Preferred Stock (“Series C”). The Company had 66,829 and 0 shares of  $0.00001 par value, Series C preferred stock issued and outstanding at September 30, 2018 and December 31, 2017, respectively. Series C Preferred Stock was issued at $243.0734 per share. As of September 30, 2018, the liquidation value of Series C Preferred Stock was approximately $15,580,000.
Each of the Series A, Series B, and Series C preferred stock (collectively, the “Series Preferred Stock”) is conditionally puttable by the holders upon a “deemed liquidation event,” which includes a merger, consolidation, reorganization or recapitalization in which a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such transaction, or a sale of substantially all of the Company’s assets. A “deemed liquidation event” is not solely within the control of the Company given the holders of the Series Preferred Stock on the Company’s board of directors. As such, the Series Preferred Stock is classified as temporary equity. Any discount to liquidation preference of the Series Preferred Stock is not being accreted as a deemed dividend, as it is not currently probable that the Series Preferred Stock will become redeemable.
The principal terms of the preferred stock are as follows:
Ranking:   The Series B and C are senior to the Series A Preferred Stock. All Preferred Stock is senior to the Common Stock. All series of Preferred Stock and the common stock have voting rights.
Dividends:   All series of Preferred Stock carry a cumulative annual dividend of 8 percent. The holders of outstanding shares of preferred stock will receive dividends, when, as and if declared by the Company’s Board of Directors. The right to receive dividends on shares of Preferred Stock is cumulative and the dividends accrue to holders of Series B preferred stock whether or not dividends are declared or paid in a calendar year. Undeclared dividends in arrears associated with the Series A Preferred Stock aggregated approximately $734,000 and $493,000 at September 30, 2018 and December 31, 2017, respectively. Undeclared dividends in arrears associated with the Series B Preferred Stock aggregated approximately $1,500,000 and $968,000 at September 30, 2018 and December 31, 2017, respectively. Undeclared dividends in arrears associated with the Series C Preferred Stock aggregated approximately $71,000 at September 30, 2018. In the event of arrearages of preferred dividends, common stock dividends can only be declared with the consent of a majority of the preferred stockholders. In the event the Company shall declare a dividend

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

on its Common Stock, all Series of Preferred stockholders shall share proportionately in the dividend distribution, based upon the number of shares of Common Stock into which the respective shares of Series of Preferred Stock are convertible as of the record date.
Liquidation Preference:   In the event of any Liquidation Event, as defined, after payment of the debts and other liabilities of the Company, the holders of the Series B and C Preferred Stock shall be entitled to receive, prior to any distribution to holders of Series A Preferred Stock, a cash amount per share equal to their original issue price plus accrued dividends. Then, the holders of the Series A shall be entitled to receive, prior to any distributions to holders of Common Stock, a cash amount per share equal to their original issue price plus accrued dividends. Once all Series of Preferred Stock liquidation preference and accrued dividends have been paid, the remaining assets of the Company available for distribution to the stockholders will be distributed among the holders of common stock pro rata based on the number of shares of common stock held by each such holder.
Optional conversion:   Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance, into such number of shares of common stock as is determined by dividing the original issue price by the conversion price. The initial conversion price is the original issue price however the conversion price may be adjusted for certain dilutive issuances, splits and combinations, as defined in the Company’s amended certificate of incorporation. In the event of the Company issuing additional shares of common stock for no consideration or for a consideration per share less than the applicable conversion price, the conversion price will be reduced concurrently with the issue to a price determined in accordance with a certain formula.
Automatic conversion:   All outstanding shares of the Series A, B and C Preferred Stock will automatically be converted into shares of common stock upon either (a) the closing of the sale of shares of common stock to the public at a price of at least $243.00 per share of common stock (subject to applicable adjustment), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securitas Act of 1933, as amended, resulting in at least $30,000,000 of net proceeds to the Company, and which common stock shall have be listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market; or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the requisite preferred holders.
In September 2018, the requisite holders of Preferred Stock elected to have all outstanding shares of the Series A, B and C Preferred Stock automatically convert, immediately prior to, and contingent upon, the effective time of the merger contemplated under the Company Merger Agreement. See Note 16.
13. Stockholders’ Equity
Common Stock:   The Company is authorized to issue up to 400,000 and 290,550 shares of common stock, par value $0.00001 per share, as of September 30, 2018 and December 31, 2017, respectively. The Company had 82,202 and 73,499 shares of Common Stock issued and outstanding at September 30, 2018 and December 31, 2017, respectively.
14. Stock Based Compensation
Options
The 2016 Equity Incentive Plan (the “2016 Plan”) provides for the issuance of incentive and non-statutory options to employees and non-employees of the Company. Pursuant to the 2016 Plan, the Company may issue options to purchase up to 115,442 and 103,854 shares of Common Stock of the Company at a stated price for a specified period of time as of September 30, 2018 and December 31, 2017, respectively. Options available to issue under the plan are 8,401 and 6,957 at September 30, 2018 and December 31, 2017, respectively.
Option awards are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Options Valuation
The fair value of each option award is determined at the date of grant using the Black-Scholes valuation model which utilizes the assumptions in the table below. The expected life of the options was based on a simplified calculation which considers the vesting term and 10-year contractual lives of the options awarded. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar expected life instruments in effect at the time of grant. The assumptions utilized are as follows:
	Year ended December 31, 2017	Nine months ended September 30,
		2018	2017
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock-price volatility	77.36% – 85.95%	83.50% – 89.27%	77.36% – 84.72%
Risk-free interest rate	1.76% – 2.34%	2.20% – 2.94%	1.76% – 2.34%
Expected term of options	6.18	6.18	6.18
Stock price at date of grant	$8.09 – $13.06	$13.06 – $210.61	$8.09 – $13.06
The Company recognized $251,110 and $121,939 of stock based compensation expense for the nine months ended September 30, 2018 and 2017, respectively and $167,891 for the year ended December 31, 2017.
Share-based compensation expense is recognized in the consolidated statements of operations based on awards ultimately expected to vest and may be reduced for estimated forfeitures. Forfeitures were estimated based on the Company’s historical experience.
Options generally vest over four years and have a contractual life of 10 years. At the sole discretion of the Company, the option awards provide for accelerated vesting if there is a change in control as described in the 2016 Plan.
The following table is a summary of the Company’s stock options activity for the nine months ended September 30, 2018 and the year ended December 31, 2017:
	Options	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2016	17,260	$8.09	$—	9.83
Granted	23,337	11.38	39,263	8.85
Exercised/Expired/Forfeited	(7,677)	8.09	—	—
Outstanding at December 31, 2017	32,920	10.42	86,891	9.33
Granted	22,620	13.06	4,468,581	9.44
Exercised/Expired/Forfeited	(14,651)	11.39	2,918,792	—
Outstanding at September 30, 2018	40,889	11.53	8,140,025	9.15
Exercisable at September 30, 2018	12,999	$9.66	$2,612,126	8.42

As of September 30, 2018, there was approximately $1,100,000 in total unrecognized compensation cost associated with non-vested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.7 years.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Restricted Stock Awards
The 2016 Plan provides for the issuance of RSAs to employees and non-employees. RSAs generally vest over four years. A summary of information related to RSA activity during the nine months ended September 30, 2018 and year ended December 31, 2017 is as follows:
	Number of shares	Weighted Average Grant Date Fair Value	Total Grant Date Fair Value
Unvested balance at December 31, 2016	25,287	$8.09	$204,572
Granted	5,865	8.09	47,448
Vested	(8,782)	8.09	(71,046)
Repurchased	(7,050)	8.09	(57,035)
Unvested balance at December 31, 2017	15,320	8.09	123,939
Granted	1,750	—	—
Vested	(6,116)	8.91	(54,478)
Repurchased	(2,167)	8.09	(17,531)
Unvested balance at September 30, 2018	8,787	$8.51	$51,930

15. Income Taxes
The Company’s effective tax rate varies from the statutory rate primarily as a result of permanent items, state income taxes, and a full valuation allowance against the Company’s net deferred tax assets. The significant increase in the effective tax rate was due primarily to the impact of the Tax Cuts and Jobs Act (“TCJA”), which was signed into law on December 22, 2017, resulting in a corporate rate reduction from 34% to 21%, resulting in a significant revaluation of the net deferred tax assets, before application of the full valuation allowance, of  $1,518,086 deferred tax expense.
Deferred taxes consist of the following components as of September 30, 2018 and December 31, 2017:
	September 30, 2018	December 31, 2017
Deferred income tax assets:
Net operating loss carryforwards	$5,257,696	$3,085,873
Deferred rent	27,834	28,034
Amortization intangibles	216,903	224,062
Incentive stock options	156,349	139,314
Tax credits	9,451	9,451
Total deferred income tax assets	5,668,233	3,486,734
Deferred income tax assets liabilities:
Depreciation fixed assets	(55,475)	(95,785)
Prepaids	(37,865)	(9,011)
Intangible assets from the stock acquisition of DOBT	(114,845)	(132,937)
Total deferred income tax liabilities	(208,185)	(237,733)
Net deferred income tax assets	5,460,048	3,249,001
Valuation allowance	(5,460,048)	(3,249,001)
Deferred income tax assets, net of allowance	$—	$—

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

	For the nine months ended September 30, 2018	For the year ended December 31, 2017
Statutory federal income tax rate	(21.0)%	(34.0)%
State taxes, net of federal tax benefit	(7.5)%	(5.1)%
Federal tax rate change	—%	11.9%
State rate change	—%	(1.2)%
Stock-based compensation expense	0.6%	0.1%
Other items	5.0%	0.4%
Change in valuation allowance	22.9%	27.9%
Income taxes provision (benefit)	—%	—%

As of September 30, 2018, the Company has not recorded any reserve related to uncertain tax positions. There were no interest and penalty amounts included in the uncertain tax positions as of September 30, 2018. The Company does not expect any changes in its uncertain tax positions during the next 12 months that will have a significant impact on the Company’s consolidated financial position or results of operations. Tax years 2014 – 2017 for federal tax and 2014 – 2017 for state and foreign tax remain open to statute.
At September 30, 2018, the Company has approximately $18,000,000 of U.S. Federal net operating loss and state net operating loss carryforwards, which begin to expire in 2033. The federal net operating loss generated during the period ended September 30, 2018 of approximately $7,000,000 can be carried forward indefinitely. However, the deduction for net operating losses incurred in tax years beginning after January 1, 2018 is limited to 80% of annual taxable income.
Realization of the deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss and credit carryforwards. The Company has recorded a valuation allowance against the deferred tax assets because management believes that based upon the available objective evidence, it is more likely than not that these assets will not be completely realized. The amount of deferred tax assets considered realizable, however, could be increased or reduced in the near term if estimates of future taxable income during the carryforward period are changed.
16. Agreement and Plan of Merger
On September 12, 2018, the Company, and 5 other technology companies serving the public sector market, each entered into a definitive agreement (the “Company Merger Agreement”) with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. Under the definitive agreements, GTY has agreed to acquire the companies for total aggregate base consideration of $365,000,000 in cash and stock, plus an aggregate earn-out consideration of up to $132,000,000 in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5,300,000 shares reserved for future awards to employees and other plan participants. The transaction is expected to close in early 2019.

CITYBASE INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

17. Subsequent Events
On October 1, 2018, the Lender note was amended and repaid and the Term Loan was repaid. See Note 9.
On October 8 2018, the Company entered into two additional capital lease agreements. Lease payments will begin when equipment is received, which is estimated to be in December 2018. Leases will expire 3 years after the commencement date. Over this 3 year period, the Company will incur approximately $295,000 in expenses related to interest, maintenance and warranties. The leases can be prepaid at any time at no cost to the Company. The future minimum lease payments under capital leases for the three months ended December 31, 2018 and the succeeding years ended December 31, 2018 are estimated as follows:
2018	$51,925
2019	623,090
2020	623,090
2021	571,166
Total minimum lease payments	$1,869,271

The Company has evaluated subsequent events through November 21, 2018, the date that the consolidated financial statements were approved to be issued, for events requiring recording or disclosure in the Company’s consolidated financial statements. Other than the items noted above, the Company believes that no additional subsequent events have occurred through November 21, 2018, which would require recognition or disclosure.

eCIVIS, INC.
Report of Independent Registered Public Accounting Firm
To the Shareholders of eCivis, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of eCivis, Inc. (the “Company”), as of September 30, 2018 and December 31, 2017, and the related statements of operations, statements of comprehensive income (loss), changes in stockholders’ deficit and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and December 31, 2017, and the results of its operations and its cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Other Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has accumulated net losses since inception and has negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
Whippany, New Jersey
November 21, 2018

eCivis, Inc.
Balance Sheets
	September 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$99,685	$301,542
Marketable securities	—	662,079
Accounts receivable, net of allowances for doubtful accounts of $86,672 and $82,072 at September 30, 2018 and December 31, 2017, respectively	1,011,671	786,976
Prepaid expenses and other current assets	461,464	487,523
Total current assets	1,572,820	2,238,120
Property and equipment, net	61,734	84,983
Intangible assets subject to amortization, net	335,996	—
Goodwill	585,000	—
Other assets	51,053	52,615
Total assets	$2,606,603	$2,375,718
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$260,747	$85,952
Accrued expenses and other current liabilities	199,487	90,891
Contract liabilities	2,438,935	2,470,282
Contingent consideration	86,000	—
Line of credit	—	204,492
Total current liabilities	2,985,169	2,851,617
Contract liabilities, noncurrent	36,647	12,459
Contingent consideration, noncurrent	836,000	—
Other long-term liabilities	60,554	79,699
Total liabilities	3,918,370	2,943,775
Stockholders’ deficit
Common stock $0.001 par value, 75,000,000 shares authorized; 48,644,348 shares issued and outstanding at September 30, 2018 and December 31, 2017	48,645	48,645
Additional paid-in capital	3,826,358	3,801,541
Accumulated other comprehensive income	—	76,647
Accumulated deficit	(5,186,770)	(4,494,890)
Total stockholders’ deficit	(1,311,767)	(568,057)
Total liabilities and stockholders’ deficit	$2,606,603	$2,375,718

The accompanying notes are an integral part of these financial statements.

eCivis, Inc.
Statements of Operations
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Year ended December 31, 2017
	(Unaudited)
Revenues
Subscription and support	$3,351,432	$3,251,491	$4,340,344
Professional services	393,480	235,793	254,154
Total revenues	3,744,912	3,487,284	4,594,498
Cost of revenues
Subscription and support	953,769	640,984	849,348
Professional services	328,964	302,011	382,756
Total cost of revenues	1,282,733	942,995	1,232,104
Gross profit	2,462,179	2,544,289	3,362,394
Operating expenses
Sales and marketing	888,442	748,077	991,105
Research and development	973,436	805,785	1,101,827
General and administrative	1,262,399	1,192,505	1,394,517
Total operating expenses	3,124,277	2,746,367	3,487,449
Loss from operations	(662,098)	(202,078)	(125,055)
Other income (expense)
Interest income	11,785	36,566	46,815
Interest expense	(16,746)	(7,268)	(8,414)
Sublease income	54,934	46,570	99,111
Loss on sublease	—	(75,755)	(75,755)
Acquisition costs	(159,696)	—	—
Gain (loss) on sales of marketable securities	2,598	8,774	(163,137)
Other income (expense), net	(107,125)	8,887	(101,380)
Net loss	$(769,223)	$(193,191)	$(226,435)
Net loss per share, basic and diluted	$(0.02)	$(0.00)	$(0.00)
Weighted average common shares outstanding, basic and diluted	48,644,348	48,644,348	48,644,348

The accompanying notes are an integral part of these financial statements.

eCivis, Inc.
Statements of Comprehensive Income (Loss)
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Year ended December 31, 2017
	(Unaudited)
Net loss	$(769,223)	$(193,191)	$(226,435)
Other comprehensive income
Net change in unrealized gain/loss on marketable securities	696	50,041	203,213
Other comprehensive income	696	50,041	203,213
Comprehensive loss	$(768,527)	$(143,150)	$(23,222)

The accompanying notes are an integral part of these financial statements.

eCivis, Inc.
Statements of Changes in Stockholders’ Deficit
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount
Balance at January 1, 2017	48,644,348	$48,645	$3,769,078	$(126,566)	$(4,268,455)	$(577,298)
Stock-based compensation	—	—	32,463	—	—	32,463
Other comprehensive income	—	—	—	203,213	—	203,213
Net loss	—	—	—	—	(226,435)	(226,435)
Balance at December 31, 2017	48,644,348	48,645	3,801,541	76,647	(4,494,890)	(568,057)
Cumulative effect of accounting change	—	—	—	(77,343)	77,343	—
Stock-based compensation	—	—	24,817	—	—	24,817
Other comprehensive gain	—	—	—	696	—	696
Net loss	—	—	—	—	(769,223)	(769,223)
Balance at September 30, 2018	48,644,348	$48,645	$3,826,358	$—	$(5,186,770)	$(1,311,767)

The accompanying notes are an integral part of these financial statements.

eCivis, Inc.
Statements of Cash Flows
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Year ended December 31, 2017
	(Unaudited)
Cash flows from operating activities
Net loss	$(769,223)	$(193,191)	$(226,435)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	139,802	30,246	41,424
Stock-based compensation expense	24,817	26,476	32,463
Provision for doubtful accounts receivable	15,800	—	42,045
(Gain) loss from sales of marketable securities	(2,598)	(8,774)	163,137
Accrual of payment in kind interest	12,177	8,511	10,690
Repayment of payment in kind interest	(22,867)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(233,495)	268,412	157,872
Prepaid expenses and other current assets	26,059	(129,061)	(319,494)
Other assets	1,562	13,379	(26,855)
Accounts payable	174,795	131,499	52,094
Accrued expenses and other current liabilities	108,596	135,819	(37,759)
Contract liabilities	(77,159)	(607,094)	(268,969)
Other long-term liabilities	(10,771)	75,079	71,074
Net cash used in operating activities	(612,505)	(248,699)	(308,713)
Cash flows from investing activities
Purchases of property and equipment	(2,549)	(29,066)	(31,790)
Purchase of marketable securities	(335,541)	(258,071)	(469,330)
Proceeds from sales of marketable securities	1,000,914	1,314,807	1,786,497
Net cash provided by investing activities	662,824	1,027,670	1,285,377
Cash flows from financing activities
Payments of contingent consideration	(50,000)	—	—
Proceeds from line of credit	269,000	200,000	200,000
Repayments of line of credit	(462,802)	(1,135,835)	(1,135,835)
Repayments of capital lease obligation	(8,374)	(7,748)	(10,432)
Net cash used in financing activities	(252,176)	(943,583)	(946,267)
Net increase (decrease) in cash and cash equivalents	(201,857)	(164,612)	30,397
Cash and cash equivalents, beginning of period	301,542	271,145	271,145
Cash and cash equivalents, end of period	$99,685	$106,533	$301,542
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$22,867	$6,199	$6,199
Supplemental disclosure of non-cash investing activities
Contingent consideration of acquisition	$972,000	$—	$—

The accompanying notes are an integral part of these financial statements.

eCivis, Inc.
Notes to Financial Statements
Note 1 — Organization and Business Operations
eCivis, Inc. (the “Company”), a Delaware corporation headquartered in Pasadena, CA, is a Software as a Service (“SaaS”) provider of grants management and indirect cost reimbursement solutions that enables its customers to standardize and streamline complex grant processes in a fully integrated platform. The Company’s primary target markets include state, local and tribal governments in the United States of America.
On March 12, 2018, the Company acquired certain assets and contract liabilities of CostTree LLC and CostTree Holdings LLC. The transaction was recorded as a business combination (see Note 10 below).
Note 2 — Basis of Presentation and Liquidity
The accompanying financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
The accompanying interim unaudited statements of operations, comprehensive income (loss) and cash flows for the nine months ended September 30, 2017 reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the Company’s results of its operations and cash flows, for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.
Segments
Management has determined that the Company has one operating segment. The Company’s chief executive officer, who is the Company’s chief operating decision maker, reviews financial information on a consolidated and aggregate basis, together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance.
Liquidity
The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had a net loss of approximately $769,223, $193,191 and $226,435 for the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017, respectively, and had net cash used in operating activities of approximately $612,505, $248,699 and $308,713 for the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017, respectively. These matters, amongst others, raise doubt about the Company’s ability to continue as a going concern.
As of September 30, 2018, the Company had cash of  $99,685 and a working deficit of  $1,412,349. As such, management anticipates that the Company will have to raise additional funds and/or generate revenue within twelve months to continue operations. Additional funding will be needed to implement the Company’s business plan. Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of the Company’s business plan and results from its business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to the Company. If the Company is unable to raise sufficient funds, management will be forced to scale back the Company’s operations or cease operations.
On September 12, 2018, the Company, along with 5 other technology companies serving the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. Under the definitive agreements, GTY has agreed to acquire the companies for total aggregate base consideration of  $365 million in cash and stock, plus an

eCivis, Inc.
Notes to Financial Statements

aggregate earn-out consideration of up to $132 million in cash and stock. The Company’s agreement is subject to certain conditions to close including shareholder approval and capital requirements dependent upon GTY’s capital raising efforts. The transaction is expected to close in early 2019.
Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.
Note 3 — Summary of Significant Accounting Policies
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.
On an ongoing basis, management evaluates its estimates, primarily those related to determining revenue recognition, allowance for doubtful accounts, the recoverability of goodwill and long-lived assets, useful lives associated with long-lived assets, contingencies, fair value of contingent consideration, and the valuation and assumptions underlying stock-based compensation. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.
Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash includes cash held in checking accounts. Cash equivalents are comprised of investments in money market mutual funds.
Marketable Securities
Marketable securities consist of common stocks, corporate bonds, exchange-traded and closed-end funds, and unit investment trusts. The Company classifies its debt securities as available-for-sale at the time of purchase, and the Company reevaluates such classification as of each balance sheet date. Resulting from our change in accounting policy in 2018, all equity securities are measured at fair value with changes in fair value recognized in net loss. Prior to 2018, the unrealized gains and losses of equity securities were reported as a component of stockholders’ deficit until realized. Debt securities are recorded at their estimated fair value, with any unrealized gains and losses reported as a component of stockholders’ deficit until realized or until a determination is made that an other-than-temporary decline in market value has occurred. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value deemed to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the statements of operations.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the Company’s customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. The allowance for doubtful accounts as of September 30, 2018 and December 31, 2017 was $86,672 and $82,072, respectively.

eCivis, Inc.
Notes to Financial Statements

Concentration of credit risk and significant customers
Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash and cash equivalents, marketable securities and accounts receivable.
The Company maintains the majority of its cash balances with one major commercial bank in non-interest bearing accounts which, at times, exceed the Federal Deposit Insurance Corporation, or FDIC, federally insured limits.
The Company maintains its marketable securities balances with one major financial services provider which, at times, exceed the Securities Investor Protection Corporation, or SIPC, federally insured limits.
The Company’s investment portfolio consists of investment grade securities diversified amongst security types, industries, and issuers.
For the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017, no single customer comprised more than 10% of the Company’s total revenues. No single customer had an accounts receivable balance greater than 10% of total accounts receivable at September 30, 2018 and December 31, 2017.
Property and equipment
Property and equipment is stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred, while renewals and betterments are capitalized. Depreciation expense is charged on a straight-line basis over the estimated useful lives of the assets.
The estimated useful lives of the Company’s property and equipment are as follows:
Asset	Useful lives
Furniture, fixtures and computers	5 – 10 years
Software	3 – 5 years
Leasehold improvements	Lesser of the life of the lease or estimated useful life
Assets acquired under capital leases are capitalized at the present value of the related lease payments and are amortized over the shorter of the lease term or useful life of the asset.
Impairment of long-lived assets, goodwill and intangible assets subject to amortization
The Company periodically reviews the carrying values of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When events indicate that an asset may be impaired and the estimated undiscounted cash flows are less than the carrying amount of the asset, the impaired asset is adjusted to its estimated fair value and an impairment loss is recorded.
Fair value of financial instruments
ASC 820, Fair Value Measurements (“ASC 820”) require entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:
Level 1:
Quoted prices in active markets for identical or similar assets and liabilities.

eCivis, Inc.
Notes to Financial Statements

Level 2:
Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3:
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company values investments in securities that are freely tradable and listed on major securities exchanges at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.
The significant unobservable inputs used in the fair value measurement of contingent consideration related to the acquisition include annualized revenue forecasts developed by the Company’s management, selected revenue volatility of 25% based on historical revenue volatility for guideline public companies, treasury yields ranging from 1.82% – 2.58%, and a credit spread of 3.0% based on the median cost of debt for guideline public companies. Significant changes in these unobservable inputs may result in a significant impact to the fair value measurement. The following table summarizes the changes in the contingent consideration liability:
Nine months ended September 30, 2018
Fair value on acquisition date	$972,000
Cash advances	(50,000)
Ending fair value	$922,000

As of September 30, 2018 and December 31, 2017, the carrying value of accounts receivable, accounts payable and accrued expenses, approximates fair value due to the short-term nature of such instruments.
The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring and nonrecurring basis as of September 30, 2018 and December 31, 2017 by level within the fair value hierarchy. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):
	September 30, 2018
	Level 1	Level 2	Level 3	Total
Liabilities
Contingent consideration	$—	$—	$922,000	$922,000
Total liabilities	$—	$—	$922,000	$922,000

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Marketable securities
Stocks	$93,838	$—	$—	$93,838
Exchange traded and closed end funds	145,601	152,831	—	298,432
Unit investment trusts	—	173,863	—	173,863
Corporate debt securities	95,946	—	—	95,946
Total assets	$335,385	$326,694	$—	$662,079

During 2018, the Company sold its marketable securities and used the proceeds to repay the line of credit in full.

eCivis, Inc.
Notes to Financial Statements

Revenue recognition
The Company adopted the Financial Accounting Standards Board (“FASB”) new revenue recognition accounting framework, Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.
For contracts where the period between when the Company transfers a promised service to the customer and when the customer pays is one year or less, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
The Company has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Company from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
The Company derives its revenues primarily from subscription services and professional services.
Subscription services revenues
Subscription services revenues primarily consist of fees that provide customers access to either the Company’s grants management or cost allocation cloud applications. Revenue is generally recognized on a ratable basis over the contract term beginning on the date that the Company’s service is made available as the customer simultaneously receives and consumes the benefits of the services throughout the contract term. The Company’s subscription contracts are generally one to three years in length, billed annually in advance and payments are due within thirty days of the invoice date.
Professional services revenues
Professional services revenues primarily consist of fees for data integration with the customer’s systems and the Company’s grant management application, migration of grants, training, and grant writing services. The majority of the Company’s professional services for data integration and grant migration are billed in advance on a fixed price basis and recognized over time based on the proportion performed. For years preceding September 30, 2018, the Company recognized these services from ninety to one hundred and twenty days from the execution date of the contract. For training and grant writing services, revenue is recognized over time as the services are performed.
Significant judgments
The Company’s contracts with customers often include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgment is also required to determine the stand alone selling price (“SSP”) for each distinct performance obligation as well as the satisfaction of performance obligations related to the Company’s professional services revenue. The Company typically has more than one stand-alone selling price for its SaaS solutions and professional services. Additionally, management determined that there are no third-party offerings reasonably comparable to the Company’s solutions. Therefore, the Company determines the SSPs of subscriptions to the SaaS solutions and professional services based on numerous factors including the Company’s overall pricing objectives, customer size, number of users, and discounting practices. Professional services related to the Company’s data integration and grant migration include performance obligations that are generally satisfied between ninety and one-hundred twenty days from the inception of the contract and management recognizes the corresponding revenue accordingly. The measurement of these performance obligations related to these services requires significant judgments based on historical past performance.

eCivis, Inc.
Notes to Financial Statements

Contract liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for subscription services to the Company’s SaaS offerings and related implementation and training. The Company recognizes contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as contract liabilities, and the remaining portion is recorded in long-term liabilities as contract liabilities, noncurrent.
Assets recognized from the costs to obtain a contract with a customer
The Company recognizes an asset for the incremental and recoverable costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be one year or longer. The Company has determined that certain sales incentive programs to the Company’s employees (“prepaid commissions”) meet the requirements to be capitalized. Prepaid commissions related to new revenue contracts and upsells are deferred and then expensed on a straight-line basis over the expected period benefit, which the Company has determined is the non-cancellable contractual period, based upon the estimated customer life and supported by historical performance in renewing these contracts.
Total expense related to the asset recognized from the costs to obtain a contract with a customer is included in sales and marketing in the statements of operations and was $37,043 and $34,129 for the nine months ended September 30, 2018 and 2017 and $41,841 for the year ended December 31, 2017, respectively.
Disaggregation of revenues
The Company disaggregates its revenues from contracts with customers based on subscription revenues from significant product lines and professional services, as it believes it best depicts how the nature, timing, and uncertainty of its revenues and cash flows are affected by economic factors.
	Nine months ended		Year ended December 31, 2017
	September 30, 2018	September 30, 2017
	(unaudited)
Grants management	$3,239,964	$3,251,491	$4,340,344
Cost allocation	111,468	—	—
Professional services	393,480	235,793	254,154
	$3,744,912	$3,487,284	$4,594,498

Cost of revenues
Cost of revenues primarily consists of costs related to salaries and benefits of grants research and client services personnel, third-party grant writing service costs, and royalty costs incurred pertaining to the Company’s grants insight and sub-recipient management products.
Sales and marketing
Sales and marketing expenses consist primarily of compensation and employee benefits, sales commissions, marketing events, advertising costs, travel, and trade shows and conferences. Advertising costs are expensed as incurred and totaled $22,514 and $27,684 for the nine months ended September 30, 2018 and 2017 and $45,372 for the year ended December 31, 2017, respectively.

eCivis, Inc.
Notes to Financial Statements

Research and development
Research and development expenses are comprised primarily of salaries and benefits associated with the Company’s engineering and product personnel. Research and development expenses also include third-party contractors. Research and development costs are expensed as incurred.
General and administrative
General and administrative expenses consist primarily of personnel costs associated with the Company’s executive, finance, legal, human resources, compliance, and other administrative personnel, rent, and accounting and legal professional services fees.
Other income (expenses)
Other income (expense) include rental income from subleases, interest and dividend income from marketable securities, realized gains and losses on marketable securities, transaction expenses related to the definitive agreement signed between the Company and GTY, and interest expense from the Company’s line of credit for the year ended December 31, 2017.
Other comprehensive income (loss)
Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. Other comprehensive income (loss) consists of net income (loss) and unrealized gains and losses on marketable securities.
Stock-based compensation
The Company accounts for stock-based compensation awards granted to employees and directors based on the awards’ estimated grant date fair value. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The resulting fair value is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years. The Company recognizes the fair value of stock options, net of estimated forfeitures, using the graded vesting method. As of January 1, 2017, the Company no longer uses a forfeiture rate to recognize compensation expense as a result of the adoption of ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting.
The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and end of the contractual term. The Company used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because it does not expect to pay dividends in the near future, which is consistent with the Company’s history of not paying dividends.
The Company values restricted stock units at the closing market price on the date of grant, and recognizes compensation expense ratably over the requisite service period of the restricted stock unit award.
Income taxes
The Company has elected to be treated as an S-Corporation under the Internal Revenue Code. As such, the Company generally pays no U.S. taxes on its earnings. The Company’s taxable net earnings are generally passed through to the Company’s stockholders, accordingly, it reports no income tax expense or liability.

eCivis, Inc.
Notes to Financial Statements

Net loss per share
Basic and diluted loss per share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding. As of September 30, 2018 and December 31, 2017, the Company excluded 3,441,959 and 3,381,959 stock options, respectively, from the computation of diluted net loss per share because they would be antidilutive.
Recently issued accounting standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued new guidance which significantly changes the accounting for leases. The new guidance requires a lessee recognize in the balance sheet a liability and right-of-use asset representing the lease payments for the probable lease term. For leases with a probable term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. For income statement purposes, the new guidance retained a dual model, requiring leases to be classified as either operating or financing. Operating leases will result in straight-line expense while finance leases will result in a front-loaded expense pattern similar to existing capital lease guidance. For statement of cash flow purposes, the new guidance also retained the existing dual method, where cash payments for operating leases are reflected in cash flows from operating activities and principal and interest payments for finance leases are reflected in cash flows from financing activities and cash flows from operating activities, respectively. The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The new guidance requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach. The use of the modified retrospective approach allows an entity to use a number of practical expedients in the application of this new guidance. Although the Company is evaluating the impact of adopting this guidance on its financial statements, the Company expects that most of its operating lease commitments will be recognized as operating lease liabilities and right-of-use assets upon adoption of the new guidance. The Company expects the adoption of the new accounting guidance to have a moderate impact on its balance sheet.
In June 2016, the FASB issued guidance which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. This guidance amends the accounting for credit losses for available-for-sale securities and purchased financial assets with credit deterioration. This guidance is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted for any interim or annual period after December 15, 2018. The Company has not determined the impact of this guidance on its financial statements.
In February 2018, the FASB issued an Accounting Standard Update (“ASU”) that provides companies with an option to reclassify stranded tax effects resulting from enactment of the Tax Cuts and Jobs Act (the “Tax Act”) from accumulated other comprehensive income to retained earnings. The guidance will be effective for the Company beginning in the first quarter of 2019 with early adoption permitted, and would be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the tax rate as a result of the Tax Act is recognized. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.
Recently adopted accounting standards
In May 2014, the FASB issued guidance related to revenue from contracts with customers codified as ASC 606. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In addition, the standard requires disclosure of the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2017 using the full retrospective method to restate each prior reporting period presented. The adoption of ASC 606 did not have a material impact on the Company’s recognition of subscription, support and professional services for access to the Company’s SaaS platform, or on opening equity, as the timing and

eCivis, Inc.
Notes to Financial Statements

measurement of revenue recognition is materially the same for the Company as under prior guidance. The Company has presented additional quantitative and qualitative disclosures regarding identified performance obligations (see Note 13). The Company has also identified and implemented changes to its business processes and internal controls relating to implementation of ASC 606.
The adoption of ASC 606 has changed the Company’s accounting for incremental costs of obtaining a customer contract. Under ASC 606, commissions are recognized over the estimated period of benefit, which, for the Company, is the non-cancellable contract term. These assets are included in the accompanying balance sheets in prepaid and other current assets and other assets.
The Company adjusted its financial statements from amounts previously reported due to the adoption of ASC 606. Selected audited balance sheet line items, which reflect the adoption of the new ASU are as follows:
	December 31, 2017
	As Previously Reported	Adjustments	As Adjusted
Assets
Prepaid expenses and other current assets	$458,886	$28,637	$487,523
Other assets	$38,432	$14,183	$52,615
Stockholders’ Deficit
Accumulated deficit	$(4,554,160)	$59,270	$(4,494,890)
Select audited statement of operations line items, which reflect the adoption of the new ASU are as follows:
	Year ended December 31, 2017
	As Previously Reported	Adjustments	As Adjusted
Operating expenses
Sales and marketing	$974,655	$16,450	$991,105
Loss from operations	$(108,605)	$(16,450)	$(125,055)
Net loss	$(209,985)	$(16,450)	$(226,435)
Net loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.00)
	Nine months ended September 30, 2017
	As Previously Reported	Adjustments	As Adjusted
Operating expenses
Sales and marketing	$727,422	$20,655	$748,077
Loss from operations	$(181,423)	$(20,655)	$(202,078)
Net loss	$(172,536)	$(20,655)	$(193,191)
Net loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.00)

eCivis, Inc.
Notes to Financial Statements

Select audited statement of cash flow line items, which reflect the adoption of the new ASU are as follows:
	Year ended December 31, 2017
	As Previously Reported	Adjustments	As Adjusted
Cash flows from operating activities
Net loss	$(209,985)	$(16,450)	$(226,435)
Adjustments to reconcile net loss to net cash used in operating activities:
Prepaid expenses and other assets	$(327,408)	$7,914	$(319,494)
Other assets	$(35,391)	$8,536	$(26,855)
	Nine months ended September 30, 2017
	As Previously Reported	Adjustments	As Adjusted
Cash flows from operating activities
Net loss	$(172,536)	$(20,655)	$(193,191)
Adjustments to reconcile net loss to net cash used in operating activities:
Prepaid expenses and other assets	(141,145)	12,084	(129,061)
Other assets	4,808	8,571	13,379
In January 2016, the FASB issued guidance which requires certain equity investments to be measured at fair value with changes in fair value recognized in net income, simplifies the impairment assessment of equity investments without readily determinable fair values, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, and requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the company has elected to measure the liability at fair value. The Company adopted this guidance effective January 1, 2018 on a prospective basis. The adoption of this standard had a moderate impact on the Company’s financial statements.
In November 2016, the FASB issued guidance which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. The Company adopted this guidance effective January 1, 2018, and all prior periods have been restated, as required by the new standard. The adoption of this standard did not have a material impact on the Company’s financial statements.
In February 2017, the FASB issued guidance which simplifies the subsequent measurement of goodwill by no longer requiring an entity to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Under this new guidance, an entity would perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity would consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. Under the new guidance, an entity continues to have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those years. Early

eCivis, Inc.
Notes to Financial Statements

adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted this standard effective January 1, 2018, and the adoption of this standard did not have a material impact on the Company’s financial statements.
In May 2017, the FASB issued guidance to clarify which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Under this guidance, an entity should account for the effects of a modification unless all of the following conditions are met: 1) The fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification; 2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and 3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The Company adopted this standard effective January 1, 2018, and will apply this guidance to modifications of stock-based compensation arrangements, if any, after this date. The adoption of this standard did not have a material impact on the Company’s financial statements.
In June 2018, the FASB issued guidance which expands the scope of Accounting Standard Codification Topic 718, Compensation — Stock Compensation, to include share-based payments granted to non-employees in exchange for goods or services. Upon adoption, the fair value of awards granted to non-employees will be determined as of the grant date, which will be recognized over the service period. Previous guidance required the awards to be remeasured at fair value periodically when determining the related expense. ASU 2018-07 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. Upon adoption, the entity is required to measure the non-employee awards at fair value as of the adoption date. The Company adopted this guidance effect January 1, 2017 using the full retrospective method to restate each prior reporting period presented. The adoption of this standard did not have a material impact on the Company’s financial statements.
Note 4 — Prepaid Expenses and Other Current Assets
At September 30, 2018 and December 31, 2017, prepaid expenses and other current assets comprise the following:
	September 30, 2018	December 31, 2017
Prepaid royalty expense	$242,847	$202,881
Prepaid insurance	61,132	176,753
Prepaid commissions	41,558	28,637
Advances to employees	36,521	16,125
Other	79,406	63,127
	$461,464	$487,523

eCivis, Inc.
Notes to Financial Statements

Note 5 — Property and Equipment
Property and equipment consist of the following at September 30, 2018 and December 31, 2017:
	September 30, 2018	December 31, 2017
Furniture, fixtures and computers	$396,839	$378,288
Software	73,114	73,114
Leasehold improvements	64,924	64,924
	534,877	516,326
Less: accumulated depreciation and amortization	(473,143)	(431,343)
	$61,734	$84,983

Depreciation expense is included in general and administrative expenses in the accompanying statements of operations. Depreciation expense was $41,798 and $30,246 during the nine months ended September 30, 2018 and 2017 and $41,424 during the year ended December 31, 2017, respectively.
Furniture, fixtures and computers includes assets held under capital lease of  $44,717 as of September 30, 2018 and December 31, 2017, with related accumulated amortization thereon of  $21,519 and $17,158, respectively.
Note 6 — Other Assets
At September 30, 2018 and December 31, 2017, other assets comprise the following:
	September 30, 2018	December 31, 2017
Deposits	$22,826	$22,826
Prepaid commissions, non-current	16,871	14,183
Sublease deferred rent	11,356	15,606
	$51,053	$52,615

Note 7 — Accrued Expenses and Other Current Liabilities
At September 30, 2018 and December 31, 2017, accrued expenses and other current liabilities comprise the following:
	September 30, 2018	December 31, 2017
Accrued vacation and employee benefits	$87,672	$69,393
Accrued commissions	17,280	6,160
Short-term portion of capital lease	10,683	11,276
Accrued professional fees	53,941	—
Other current liabilities	29,911	4,062
	$199,487	$90,891

Note 8 — Line of Credit
In December 2014, the Company entered into a portfolio loan agreement with the investment bank that manages the Company’s marketable securities. The line of credit is due on demand, is collateralized by the Company’s securities, and borrowings bear interest at rates ranging from 2.25% to 5.00% per annum, based on the loan balance. The Company repaid the loan in full in July of 2018 including $10,690 of paid-in-kind interest accrued as of December 31, 2017. The balance of the loan was $204,492 as of December 31, 2017.

eCivis, Inc.
Notes to Financial Statements

Note 9 — Commitments and Contingencies
Operating leases — The Company leases its office facilities under a non-cancelable operating lease which expires in May 2022. Future minimum lease payments are as follows:
For the three months ended December 31, 2018	$77,181
For the years ended December 31,
2019	308,723
2020	308,723
2021	308,723
2022	128,635
$1,131,985

Rent expense is included in general and administrative expenses in the accompanying statements of operations. Rent expense was $233,484 and $310,625 for the nine months ended September 30, 2018 and 2017 and $411,186 for the year ended December 31, 2017, respectively.
In 2017, the Company entered into an agreement to sublease a portion of the leased office space in Pasadena, CA to an unrelated party under a non-cancelable lease that expires in May 2022. The Company’s lease expense will be offset by payments due under the sublease as follows:
For the three months ended December 31, 2018	$20,450
For the years ended December 31,
2019	62,882
2020	64,771
2021	66,713
2022	28,138
$242,954

Upon execution of the sublease, the Company recognized $75,755 in sublease liabilities which is amortized over the remaining life of the lease and recognized as sublease rental income. The sublease liabilities are included in other long-term liabilities. Sublease rental income was $54,934 and $46,570 for the nine months ended September 30, 2018 and 2017, respectively.
The Company leases office equipment under operating leases which expire in December 2018. Rent expense was $4,106 for the nine months ended September 30, 2018 and 2017 and $5,474 for the year ended December 31, 2017, respectively. Future minimum payments due under the lease is $1,369 for the year ended December 31, 2018.
Capital leases — The Company leases computer equipment under capital lease agreements. Outstanding principal payments under capital lease obligations were $10,683, payable in full in 2019 and included in other current liabilities. The Company has deemed the disclosures associated with capital leases to be immaterial to these financial statements and, accordingly, has not presented them.
Litigation — From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

eCivis, Inc.
Notes to Financial Statements

Indemnification — In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor has it been sued in connection with these indemnification arrangements. As of September 30, 2018 and December 31, 2017, the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.
Note 10 — Acquisition of CostTree
On March 12, 2018, pursuant to the terms of an asset purchase agreement, the Company acquired all of the assets and operations of CostTree, LLC and CostTree Holdings, LLC, a cloud-based cost allocation and management solution business, in exchange for consideration contingent upon earn-out payments specified in the purchase agreement. Management estimated the fair value of the total earn-out payments to be $972,000 as of the acquisition date. The potential undiscounted amount of all future payments that the Company could be required to make is unlimited. The transaction was recorded as a business combination.
The total purchase consideration was estimated at $972,000 which is contingent upon future new sales and renewals over a five year period. Payments under the agreement are due within sixty days of the most recent fiscal year end. Subsequent to the acquisition date, the Company advanced $50,000 of purchase consideration to be applied against future earn-out payments. For the nine months ended September 30, 2018, acquisition-related costs incurred by the Company of approximately $22,000 were expensed as incurred and are included in general and administrative expenses in the statements of operations.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:
Total contingent consideration to selling shareholders	$972,000
Assets acquired and liabilities assumed
Accounts receivable	7,000
Property and equipment	16,000
Intangible assets subject to amortization	434,000
Contract liabilities	(70,000)
Net assets	387,000
Goodwill	$585,000

The Company believes the amount of goodwill resulting from the acquisition is primarily attributable to expected synergies from assembled workforce and increased offerings to customers.

eCivis, Inc.
Notes to Financial Statements

To determine the estimated fair value of intangible assets acquired, the Company engaged a third-party valuation specialist to assist management. The fair value measurements of the intangible assets were based on significant unobservable inputs and thus represent a level 3 measurement as defined in ASC 820. The acquired intangible asset categories, fair value and amortization periods, were as follows:
	Amortization Period	Fair Value
Trade name	2 Years	$13,000
Developed technology	3 Years	257,000
Non-compete agreements	5 Years	9,000
Customer relationships	3 Years	155,000
		$434,000

The trade name and non-compete agreements were written off in full on the acquisition date. The weighted average lives of the remaining intangible assets at the acquisition date was 3 years.
Excluding the contingent liability, the business combination accounting is complete and final for all assets and liabilities acquired on the acquisition date.
Note 11 — Intangible Assets Subject to Amortization and Goodwill
The carrying value of intangible assets was as follows:
	September 30, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Trade name	$13,000	$(13,000)	$—
Developed technology	257,000	(47,410)	209,590
Non-compete agreements	9,000	(9,000)	—
Customer relationships	155,000	(28,594)	126,406
	$434,000	$(98,004)	$335,996

Amortization expense is included in the following statements of operations functional expense categories. Amortization expense was as follows for the nine months ended September 30, 2018:
Cost of revenue	$47,410
Sales and marketing	28,594
General and administrative	22,000
$98,004

The following table presents the Company’s estimate of remaining amortization expense for each of the three succeeding fiscal years for finite-lived intangible assets at September 30, 2018:
2018	$34,615
2019	137,333
2020	137,710
2021	26,338
$335,996

eCivis, Inc.
Notes to Financial Statements

Note 12 — Stock Options
During 2005, the Company established an Employee Incentive Stock Option Plan (the “2005 Plan”). The total number of shares authorized through this plan is 3,699,491 as of September 30, 2018 and December 31, 2017. The Board of Directors, at their discretion, can grant nonqualified incentive stock options to employees or directors for the purchase of common stock. Option holders generally become 25% vested in their options rights one year from the grant date and the remaining portion vest ratably thereafter. Full vesting occurs on the fourth anniversary of the vesting commencement date. Vested options may be exercised at any time before the expiration of ten years from the date of the grant.
During 2017, the Company established the 2017 Equity Incentive Plan (the “2017 Plan”). The total number of shares authorized through this plan is 1,457,489 shares as of September 30, 2018 and December 31, 2017. All other terms and conditions established in 2017 Plan are consistent with the 2005 Plan.
The Company recognized stock-based compensation expense under these plans as follows:
	Nine months ended		Year ended December 31, 2017
	September 30, 2018	September 30, 2017
	(unaudited)
Sales and marketing	$637	$—	$—
Research and development	2,868	2,249	2,971
General and administrative	21,312	24,227	29,492
	$24,817	$26,476	$32,463

As of September 30, 2018, there was approximately $35,000 of total unrecognized compensation cost related to unvested stock-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.6 years.
Options Valuation
The Company calculates the fair value of stock-based compensation awards granted to its employees and officers using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly.
The fair value of each stock option granted has been determined using the Black-Scholes option-pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:
	Nine months ended		Year ended December 31, 2017
	September 30, 2018	September 30, 2017
	(unaudited)
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock-price volatility	88.63% – 89.27%	77.36% – 78.85%	77.36% – 85.95%
Risk-free interest rate	2.67% – 2.73%	2.43%	2.28% – 2.43%
Expected term of options	6.31	6.24	6.32
Stock price	$0.18	$0.18	$0.18

eCivis, Inc.
Notes to Financial Statements

•
Expected dividend yield.   The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on the Company’s common stock.

•
Expected stock-price volatility.   As the Company’s common stock is not publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable to the Company’s business over a period approximately equal to the expected term.

•
Risk-free interest rate.   The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term.   The expected term represents the period that the stock-based awards are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Stock-based Compensation Summary Tables
The following represents a summary of the options granted to employees that are outstanding at September 30, 2018 and December 31, 2017 and changes during the periods then ended:
	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2016	3,021,959	$0.11	$308,570	5.9
Granted	360,000	0.18	—	9.3
Outstanding at December 31, 2017	3,381,959	0.12	217,912	5.3
Granted	160,000	0.18	—	9.5
Forfeited	(100,000)	0.18	—	—
Outstanding at September 30, 2018	3,441,959	$0.12	$217,912	4.8
Exercisable at September 30, 2018	2,609,439	$0.10	$217,673	3.7

Note 13 — Contract Liabilities and Performance Obligations
Subscription service revenue of  $2.1 and $2.3 million was recognized during the nine months ended September 30, 2018 and 2017, respectively, and $2.5 million was recognized during the year ended December 31, 2017 that was included in the deferred revenue balances at the beginning of the respective periods. Professional services revenue recognized in the same periods from deferred revenue balances was $0.2 million and $0.3 million for the nine months ended September 30, 2018 and 2017, respectively, and $0.3 million for the year ended December 31, 2017.
As of September 30, 2018, approximately $3.9 million of revenue is expected to be recognized from remaining performance obligations for non-cancellable subscription and professional services contracts. The Company expects to recognize revenue on approximately three-quarters of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

eCivis, Inc.
Notes to Financial Statements

Note 14 — Royalty and Partnership Agreements
In February 2015, the Company entered into a partnership agreement with Thompson Information Services (“Thompson”) under which the Company has the right to incorporate Thompson created material in a Company product in exchange for a licensed-based royalty due to Thompson. In addition, the agreement creates a cross-selling relationship whereby either party referring clients receives a percentage of the referred sales. Furthermore, the agreement calls for a minimum royalty payment of  $175,000 to Thompson under each term commencing when the product is first available for sale and with amounts due quarterly. The initial commitment period began November 2015 and ended April 2017. The agreement is for an initial three-year term and is automatically renewed for additional one-year terms unless cancelled by either party.
On March 30, 2017, the Company and Thompson amended and extended the partnership agreement to January 1, 2021. Under the amended agreement, the initial commitment period for minimum royalty payments of  $175,000 will commence on January 1, 2018. In addition, the Company was required to prepay an initial payment of  $175,000 for research and development for the three year term. During the nine months ended September 30, 2018, the Company recognized $175,000 of royalty expense.
Note 15 — Related Party Transactions
The Company leases office space from a related party under a non-cancelable operating lease which expires in May 2022. Rent paid to the related party was $231,542 for the nine months ended September 30, 2018 and 2017 and $308,723 for the year ended December 31, 2017. Future minimum lease payments for this operating lease are included in Note 9.
The Company paid travel and car allowance to the majority stockholder in the amount of  $41,400 for the nine months ended September 30, 2018 and 2017 and $55,200 for the year ended December 31, 2017.
The Company participates in a captive insurance arrangement with Wilshire Insurance Enterprises, Inc. (“Wilshire Insurance”). The insurance policy covers the Company and fourteen other companies affiliated through common ownership and control. The captive insurance arrangement makes all of the insured part of the same economic family, such that the claims by all of the insured will be pooled.
The insurance premium due under each insurance policy has been determined by an independent third party based on actuarial principles approved by the North Carolina Commissioner of Insurance. Wilshire Insurance is owned by Wilshire Trust, and the majority stockholder of the Company serves as the sole trustee of Wilshire Trust. The majority stockholder has elected not to take a fee for his services as trustee.
During 2014, the captive insurance arrangement was enhanced to allow for additional lines of coverage and to separate the Company’s minority shareholders’ funds from the majority shareholder’s pooled funds from other entities. Wilshire Insurance established Fair Oaks Incorporated Cell, which is owned by Fair Oaks Trust and the beneficiaries are the minority stockholders of the Company.
Captive insurance expense was $125,401 and $21,525 for the nine months ended September 30, 2018 and September 30, 2017, and $28,700 for the year ended December 31, 2017, respectively. Prepaid captive insurance premiums net of amortization were $41,625 and $166,500 at September 30, 2018 and December 31, 2017, respectively, and are included in prepaid expenses and other current assets in the accompanying balance sheets.
Subsequent to the CostTree asset purchase, CostTree LLC received payments from customers under contracts with CostTree LLC. These amounts were deposited into the CostTree LLC account. Total amounts due from CostTree LLC to the Company are $12,000 as of September 30, 2018 and are included in prepaid expenses and other current assets in the accompanying balance sheets.

eCivis, Inc.
Notes to Financial Statements

Note 16 — Agreement and Plan of Merger
On September 12, 2018, the Company, along with 5 other technology companies serving the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. Under the definitive agreements, GTY has agreed to acquire the companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants. The Company’s agreement is subject to certain conditions to close including shareholder approval and capital requirements dependent upon GTY’s capital raising efforts. The transaction is expected to close in early 2019.
Note 17 — Subsequent Events
The Company has evaluated subsequent events through November 21, 2018, the date the financial statements were approved to be issued, for events requiring recording and disclosure in the Company’s financial statements. Other than those disclosed in the financial statements, the Company believes that no additional subsequent events have occurred through November 21, 2018, which would require recognition or disclosure.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
Open Counter Enterprises, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Open Counter Enterprises, Inc. (the “Company”), as of September 30, 2018, and the related statements of operations, changes in stockholders’ deficit and cash flows for the nine months ended September 30, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and the results of its operations and its cash flows for the nine months ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.
Other Matter
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred both recurring losses from operations and negative operating cash flows from operations for the nine months ended September 30, 2018. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
Whippany, New Jersey
November 21, 2018

Open Counter Enterprises, Inc.
BALANCE SHEET
September 30, 2018
ASSETS
Current assets:
Cash	$76,943
Accounts receivable	371,279
Total current assets	448,222
Property and equipment, net	31,247
Security deposit	350
Total assets	$479,819
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$189,800
Accrued interest	32,039
Accrued payroll	28,070
Contract liabilities	1,101,359
Short-term notes payable	450,000
Total current liabilities	1,801,268
Long-term liabilities:
Notes payable	451,073
Total liabilities	2,252,341
Commitments and contingencies (Note 6)
Stockholders’ deficit
Common stock, $0.0001 par value, 78,000,000 shares authorized, 65,483,100 shares issued and outstanding as of September 30, 2018	6,548
Additional paid-in capital	120,379
Accumulated deficit	(1,899,449)
Total stockholders’ deficit	(1,772,522)
Total liabilities and stockholders’ deficit	$479,819

The accompanying notes are an integral part of these financial statements.

Open Counter Enterprises, Inc.
STATEMENTS OF OPERATIONS
	For the nine months ended September 30,
	2018	2017
		(Unaudited)
Revenues
Subscription services	$1,026,703	$752,890
Professional services	186,150	356,815
Total revenues	1,212,853	1,109,705
Cost of revenues
Cost of subscription services	159,195	123,438
Cost of professional services	213,551	177,037
Total costs of revenues	372,746	300,475
Gross profit	840,107	809,230
Operating expenses
Sales and marketing	14,049	38,612
General and administrative	1,174,297	1,288,774
Total operating expenses	1,188,346	1,327,386
Loss from operations	(348,239)	(518,156)
Other income (expense):
Interest income	—	35
Interest expense	(81,889)	(59,252)
Other income	10,000	—
Loss on sale of asset	(807)	—
Total other income (expense)	(72,696)	(59,217)
Net loss	$(420,935)	$(577,373)
Basic and diluted net loss per share	$(0.01)	$(0.01)
Weighted average shares outstanding, basic and diluted	65,483,100	65,280,000
Weighted average shares outstanding, diluted	66,413,322	65,280,000

The accompanying notes are an integral part of these financial statements.

Open Counter Enterprises, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance at December 31, 2017	65,483,100	$6,548	$116,458	$(1,478,514)	$(1,355,508)
Stock-based compensation	—	—	3,921	—	3,921
Net loss	—	—	—	(420,935)	(420,935)
Balance at September 30, 2018	65,483,100	$6,548	$120,379	$(1,899,449)	$(1,772,522)

The accompanying notes are an integral part of these financial statements.

Open Counter Enterprises, Inc.
STATEMENTS OF CASH FLOWS
	For the nine months ended September 30,
	2018	2017
		(Unaudited)
Cash flows from operating activities
Net loss	$(420,935)	$(577,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,261	4,485
Loss on sale of asset	807	—
Stock-based compensation expense	3,921	26,896
Changes in operating assets and liabilities:
Accounts receivable	(247,999)	(227,970)
Other current assets	—	689
Accounts payable	111,089	5,978
Accrued interest	8,282	6,223
Accrued payroll	457	48,199
Contract liabilities	461,747	371,222
Net cash used in operating activities	(77,370)	(341,651)
Cash flows from investing activities
Purchases of property and equipment	—	(5,346)
Proceeds from disposition of property and equipment	1,200	—
Payment of security deposit	—	(350)
Net cash provided by (used in) investing activities	1,200	(5,696)
Cash flows from financing activities
Principal payments on notes payable	(37,772)	(54,418)
Net decrease in cash	(113,942)	(401,765)
Cash at beginning of period	190,885	459,120
Cash at end of period	$76,943	$57,355
Cash paid for interest	$76,356	$53,719
Cash paid for income taxes	$—	$—
The accompanying notes are an integral part of these financial statements.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
Open Counter Enterprises, Inc. (the “Company”), a Delaware corporation headquartered in Pasadena, California, is a developer and provider of software tools for cities to streamline service delivery for businesses, residents, and other public entities. The Company provides its customers with software through a hosted platform and also provides professional services related to software implementation.
Note 2 — Basis of Presentation and Going Concern
The accompanying financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
The accompanying interim unaudited statements of operations and cash flows for the nine months ended September 30, 2017 reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the Company’s results of its operations and cash flows, for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.
Going Concern
The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had a net loss of approximately $421,000 and $577,000 for the nine months ended September 30, 2018 and 2017, respectively, and had net cash used in operating activities of approximately $77,000 and $342,000 for the nine months ended September 30, 2018 and 2017, respectively. These matters, amongst others, raise doubt about the Company’s ability to continue as a going concern.
As of September 30, 2018, the Company had cash of approximately $77,000 and a working deficit of approximately $1.4 million. The Company’s expected monthly burn rate is approximately $13,000. As such, management anticipates that the Company will have to raise additional funds and/or generate revenue within twelve months to continue operations. Additional funding will be needed to implement the Company’s business plan. Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of the Company’s business plan and results from its business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to the Company. If the Company is unable to raise sufficient funds, management will be forced to scale back the Company’s operations or cease operations.
Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.
Note 3 — Summary of Significant Accounting Policies
Use of estimates
The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include revenue recognition, stock-based compensation, and the valuation allowance of deferred tax assets resulting from net operating losses. In accordance with GAAP, management bases its estimates on historical experience and on various

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from those estimates.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable. The Company’s cash is placed with high credit quality financial institutions and issuers, and at times may exceed federally-insured limits. The Company has not experienced any loss relating to cash in these accounts.
The Company provides credit, in the normal course of business, to its customers. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.
Accounts Receivable
Accounts receivable primarily consists of amounts due from our customers, which are located throughout the United States. Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the Company’s customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. The Company had no allowance for doubtful accounts as of September 30, 2018. Five customers accounted for approximately 17.5%, 14.9%, 14.1%, 14.1% and 10.1% of accounts receivable, as of September 30, 2018.
One customer comprises 11.5% and 11.8% of subscription services revenues for the nine months ended September 30, 2018 and 2017, respectively. Three customers comprise 46.9%, 12.8% and 10.5% of professional services revenue during the nine months ended September 30, 2018. Two customers comprise 45.5% and 11.3% of professional services revenue during the nine months ended September 30, 2017.
Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs that do not extend the life of or improve an asset are expensed in the period incurred.
The estimated useful lives of property and equipment are as follows:
Computer equipment	5 years
Furniture and fixtures	7 years
Website domain	15 years
Impairment of long-lived assets
Long-lived assets, which comprise capital assets, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used in measuring fair value. There are three levels to the fair value hierarchy based on the reliability of inputs, as follows:
Level 1 —
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —
Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 —
Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Company. The Company did not have any financial assets or liabilities that are measured on a recurring basis as of September 30, 2018.
Fair Value of Financial Instruments
ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2018, the recorded values of cash, accounts receivable, accounts payable, accrued expenses and short-term notes payable approximate their fair values due to the short-term nature of the instruments.
The required principal and interest payments of the notes payable to Lighter Capital, Inc. are variable, based upon the Company’s net cash receipts, as defined. The amount to be repaid further varies based upon the value of net cash receipts in any loan year. Other than in a default scenario, there is no stated interest rate. The interest component of the promissory note is the difference between the defined Return Cap and the stated principal, so the effective rate will vary every period depending on the amounts repaid. Although the obligation is considered a financial instrument, the Company is unable to reasonably determine its fair value as the remaining monthly payments due under the obligation are based upon the Company’s cash receipts from all revenue, at varying percentages of revenue depending on the amount of revenue for the period, not to exceed the defined Return Cap.
Embedded Conversion Features
The Company evaluates embedded conversion features within convertible debt to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in the Statement of Operations. If the conversion feature does not require recognition of a bifurcated derivative, the convertible debt instrument is evaluated for consideration of any beneficial conversion feature (“BCF”) requiring separate recognition. When the Company records a BCF, the intrinsic value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid-in capital) and amortized to interest expense over the life of the debt.
Revenue Recognition
The Company adopted the Financial Accounting Standards Board (“FASB”) new revenue standard, Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening equity, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
The Company determines the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as the Company satisfies the performance obligations.

The Company provides subscription services by allowing customers to use the Company’s software without taking possession of the software. Revenue is recognized ratably over the contract term as the customer simultaneously receives and consumes the benefits of the subscription service as the service is made available by the Company. The Company provides professional services, including data collection, migration, and configuration in which the Company enhances an asset that the customer controls as the asset is created or enhanced. The Company recognizes revenue over time using an output method based on milestones reached.
For contracts where the period between when the Company transfers a promised service to the customer and when the customer pays is one year or less, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
The Company has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Company from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
Contract Liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for implementation, maintenance and other services, as well as initial subscription fees. The Company recognizes contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as contract liabilities, current portion, and the remaining portion is recorded in long-term liabilities as contract liabilities, net of current portion.
Cost of Revenues
Cost of revenues primarily consists of costs related to software hosting costs, salaries and benefits of client services personnel, third-party service costs, and licensing costs incurred pertaining to the Company’s services to customers.
Sales and Marketing
Sales and marketing expenses consist primarily of compensation and employee benefits, marketing events, advertising costs, travel, and trade shows and conferences. Advertising costs are expensed as incurred and totaled approximately $14,000 and $39,000 for the nine months ended September 30, 2018 and 2017, respectively.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

General and Administrative
General and administrative expenses consist primarily of personnel costs associated with the Company’s executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees.
Stock-Based Compensation
Stock options and restricted stock awarded to employees, directors and consultants are measured at fair value on the grant date. The Company recognizes compensation expense ratably over the requisite service period of the option or restricted stock. As of January 1, 2017, the Company no longer uses a forfeiture rate to recognize compensation expense as a result of the adoption of ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.”
The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and end of the contractual term. The Company used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because it does not expect to pay dividends in the near future, which is consistent with the Company’s history of not paying dividends.
The Company values restricted stock at the closing market price on the date of grant, and recognizes compensation expense ratably over the requisite service period of the restricted stock.
Income Taxes
Deferred income taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards and credits using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. The Company assesses the likelihood that deferred tax assets will be realized and recognizes a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. To date, the Company has provided a full valuation allowance against its deferred tax assets as it believes the objective and verifiable evidence of its historical pretax net losses outweighs any positive evidence of its forecasted future results. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business. The Company will continue to monitor the positive and negative evidence, and it will adjust the valuation allowance as sufficient objective positive evidence becomes available. No tax related impact was recorded in the financial statements as a result of the adoption of ASU No. 2016-09.
The Company evaluates its uncertain tax positions based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized. Potential interest and penalties associated with any uncertain tax positions are recorded as a component of income tax expense. Through September 30, 2018, the Company has not identified any material uncertain tax positions for which liabilities would be required to be recorded.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

Basic and Diluted Net Loss per Common Share
Basic and diluted loss per share is calculated by divided net loss by the weighted average number of shares of common stock outstanding. For the nine months ended September 30, 2018 and 2017, the following potentially dilutive shares have been excluded from the calculation of diluted net loss per share attributable to common stockholders because they are anti-dilutive:
	Nine months ended September 30,
	2018	2017
Options	1,868,595	2,245,901
Recently issued accounting standards
In June 2016, the FASB issued guidance which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. This guidance amends the accounting for credit losses for available-for-sale securities and purchased financial assets with credit deterioration. This guidance is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted for any interim or annual period after December 15, 2018. The Company has not determined the impact of this guidance on its financial statements.
In March 2017, the FASB issued guidance which shortens the amortization period for certain purchased callable debt securities held at a premium. Under this new guidance, an entity would shorten the amortization period of the premium to the earliest call date. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company has not determined the impact of this guidance on its financial statements.
In February 2018, the FASB issued an Accounting Standard Update (“ASU”) that provides companies with an option to reclassify stranded tax effects resulting from enactment of the Tax Cuts and Jobs Act (the “Tax Act”) from accumulated other comprehensive income to retained earnings. The guidance will be effective for the Company beginning in the first quarter of 2019 with early adoption permitted, and would be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the tax rate as a result of the Tax Act is recognized. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.
Recently adopted accounting standards
In May 2014, the Financial Accounting Standards Board or FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In addition, the standard requires disclosure of the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2017 using the full retrospective method to restate each prior reporting period presented. The adoption of ASC 606 did not have a material impact on the Company’s recognition of subscription, support and professional services for access to the Company’s SaaS platform, or on opening equity, as the timing and measurement of revenue recognition is materially the same for the Company as under prior guidance. The Company has presented additional quantitative and qualitative disclosures regarding identified revenue streams and performance obligations (see Note 9). The Company has also identified and implemented changes to its business processes and internal controls relating to implementation of the new standard.
The adoption of ASC 606 has materially changed the Company’s accounting for incremental costs of obtaining a customer contract. Under ASC 606, commissions are recognized over the estimated period of benefit from the customer contract rather than over the shorter non-cancellable contract term.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

In May 2017, the FASB issued guidance to clarify which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Under this guidance, an entity should account for the effects of a modification unless all of the following conditions are met: 1) The fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before after the modification; 2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediate before the original award is modified; and 3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The Company adopted this standard effective January 1, 2017, and will apply this guidance to modifications of stock-based compensation arrangements, if any, after this date. The adoption of this standard did not have a material impact on the Company’s financial statements.
In June 2018, the FASB issued guidance which expands the scope of Accounting Standard Codification Topic 718, Compensation — Stock Compensation, to include share-based payments granted to non-employees in exchange for goods or services. Upon adoption, the fair value of awards granted to non-employees will be determined as of the grant date, which will be recognized over the service period. Previous guidance required the awards to be remeasured at fair value periodically when determining the related expense. ASU 2018-07 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. Upon adoption, the entity is required to measure the non-employee awards at fair value as of the adoption date. The Company adopted this guidance effect January 1, 2017 using the full retrospective method to restate each prior reporting period presented.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company adopted ASC 2018-13 effective January 1, 2017. Adoption did not have a material impact on the Company’s financial statements.
Note 4 — Property and Equipment
Property and equipment, net consists of the following:
September 30, 2018
Computer equipment	$21,951
Furniture and fixtures	9,084
Website domain	20,263
51,298
Less: accumulated depreciation and amortization	(20,052)
$31,246

Depreciation and amortization are included in general and administrative expenses in the accompanying Statements of Operations. For the nine months ended September 30, 2018 and 2017, depreciation and amortization were approximately $5,000 and $4,000, respectively.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Debt
Knight Foundation
In 2014, the Company issued two notes payable to John S. and James L. Knight Foundation, Inc. (“Knight Foundation”) for a principal amount of  $225,000 each, for an aggregate amount of  $450,000. The notes accrue interest at 1.65% per annum. Outstanding principal and accrued and unpaid interest is due and payable upon the earlier of a change of control, an event of default or January 28, 2019.
The outstanding principal and accrued and unpaid interest automatically converts into a number of preferred shares issued in a Qualified Equity Raise at 200%, 175%, 150%, 125%, or 100% of the per security cash purchase price paid by the unaffiliated third-party purchasers based on raise occurring on the first, second, third, fourth, or fifth anniversary of the initial closing of the notes. A Qualified Equity Raise is defined as sales of the Company’s preferred equity securities to one or more unaffiliated third-party purchasers, in which the aggregate gross proceeds to the Company equal or exceed $900,000, excluding any conversion of outstanding indebtedness on or at any time during the ninety (90) day period following the earlier of  (i) the maturity date and (ii) occurrence of an event of default, Knight Foundation may convert the then outstanding principal and all accrued but unpaid interest, into shares of the Company’s common stock at a price per share equal to the price obtained by dividing $1,800,000 by the Company’s outstanding capitalization.
The Company recognized interest expense of  $6,000 for the nine month period ended September 30, 2018, and 2017, associated with the notes payable to Knight Foundation.
Lighter Capital
On December 20, 2016, the Company issued a promissory note to Lighter Capital, Inc. (“Lighter Capital”) for a principal amount of  $300,000. On December 19, 2017, the Company amended the promissory note to borrow an additional amount of  $256,415, increasing the then-current outstanding principal balance of the note from $233,586 to $490,000. The promissory note is due the earlier of the date Lighter Capital receives from the Company the Return Cap, determined as 1.7 times the aggregate principal amount (i.e., $833,000), or December 19, 2022.
The required principal and interest payments are variable, based upon the Company’s net cash receipts, as defined. The amount to be repaid further varies based upon the value of net cash receipts in any loan year. Other than in a default scenario, there is no stated interest rate. The interest component of the promissory note is the difference between the Return Cap and the stated principal. As such, the effective rate will vary every period depending on the amounts repaid.
The Company recognized interest expense of  $76,000 and $54,000 for the nine month period ended September 30, 2018 and 2017, respectively, associated with the notes payable to Lighter Capital.
Line of Credit
The Company entered into a $75,000 line of credit with a bank in December 2014. Any amounts outstanding accrue interest at 12% per annum, calculated based upon the average daily balance outstanding. The Company’s co-founders personally guaranteed the Company’s obligations under the line of credit. As of September 30, 2018, no amounts are outstanding under the line of credit.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies
Legal Proceedings
From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. The Company is not presently a party to any legal proceedings that, if determined adversely to the Company, would have a material adverse effect on the Company.
Indemnification
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor have it been sued in connection with these indemnification arrangements. As of September 30, 2018, the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.
Note 7 — Stockholders’ Deficit
Common Stock
The Company has authorized 78,000,000 shares of common stock, $0.0001 par value per share, for issuance.
There are no activities during the nine months ended September 30, 2018.
Note 8 — Stock-Based Compensation
During 2016, the Company established a 2016 Stock Option and Grant Plan (the “Plan”). The total number of shares authorized through this plan is 7,253,333. The Board of Directors, at their discretion, can grant incentive and nonqualified incentive stock options to employees, directors or contractors for the purchase of common stock. Vested and non-vested options may be exercised at any time before the expiration of ten years from the date of the grant.
A summary of the Company’s stock option activity is as follows for stock options:
	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2017	2,093,449	$0.05	$75,348	8.6
Granted	—	—	—	—
Expired/Forfeited	(224,854)	0.08	—	—
Outstanding at September 30, 2018	1,868,595	0.04	75,348	7.8
Exercisable at September 30, 2018	292,364	$0.05	$10,390	6.8

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

The Black-Scholes option pricing model is used to estimate the fair value of stock options granted under the Company’s share-based compensation plans. The weighted average assumptions used in calculating the fair values of stock options that were granted during the nine months ended September 30, 2017, were as follows:
Nine months ended September 30, 2017
Expected dividend yield	0.00%
Expected stock-price volatility	79.35% – 84.72%
Risk-free interest rate	1.81% – 2.25%
Expected term	4.7 – 7.0
Stock price	$0.08
There were no stock options granted during the nine months ended September 30, 2018.
The Company recognized stock-based compensation expense within general and administrative expense in the accompanying Statements of Operations of approximately $4,000 and $27,000 for the nine months ended September 30, 2018 and 2017, respectively. As of September 30, 2018, there was approximately $5,000 of total unrecognized compensation cost related to unvested stock-based compensation arrangements, which is expected to be recognized over a weighted average period of 0.8 year.
Note 9 — Contract Liabilities
Subscription service revenue of approximately $773,000 and $580,000 was recognized during the nine months ended September 30, 2018 and 2017, respectively, that was included in the contract liabilities balances at the beginning of the respective periods. Professional services revenue recognized in the same periods from contract liabilities balances was approximately $0 and $24,000 for the nine months ended September 30, 2018 and 2017, respectively.
As of September 30, 2018, approximately $1.1 million of revenue is expected to be recognized from remaining performance obligations for non-cancellable subscription and professional services contracts. We expect to recognize revenue on all of these remaining performance obligations over the next 12 months.
Note 10 — Income Taxes
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which makes broad and complex changes to the U.S. tax code. Certain of these changes may be applicable to the Company, including but not limited to, reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, creating a new limitation on deductible interest expense, eliminating the corporate alternative minimum tax (“AMT”), modifying the rules related to uses and limitations of net operating loss carryforwards generated in tax years ending after December 31, 2017, and changing the rules pertaining to the taxation of profits earned abroad. Changes in tax rates and tax laws are accounted for in the period of enactment. The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, the Company has recorded a decrease related to deferred tax assets, exclusive of the corresponding change in the valuation allowance, for the year ended December 31, 2017. Due to the full valuation allowance on the deferred tax assets, there is no net adjustment to deferred tax expense or benefit due to the reduction of the corporate tax rate.
As of September 30, 2018, the Company has net operating loss carryforwards of approximately $1.8 million available to reduce future taxable income, if any, for Federal and state income tax purposes. Approximately $1.5 million of Federal net operating losses can be carried forward to future tax years and expire in 2038. The Federal net operating loss generated during the period ended September 30, 2018 of approximately $0.3 million can be carried forward indefinitely. However, the deduction for net operating losses incurred in tax years beginning after January 1, 2018 is limited to 80% of annual taxable income.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

Under the Internal Revenue Code (“IRC”) Section 382, annual use of the Company’s net operating loss carryforwards to offset taxable income may be limited based on cumulative changes in ownership. The Company has not completed an analysis to determine whether any such limitations have been triggered as of September 30, 2018. The Company has no income tax affect due to the recognition of a full valuation allowance on the expected tax benefits of future loss carry forwards based on uncertainty surrounding realization of such assets.
The Company’s provision for income taxes differs from the result obtained when applying the statutory rate of 21% to pre-tax book loss due to nondeductible expenses, the impact of the federal statutory tax rate change disclosed above, offset by a decrease in our valuation allowance.
The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:
As of September 30, 2018
Deferred tax assets:
Net operating loss carryforwards	$490,589
Charitable contribution carryover	280
Stock-based compensation	12,518
Total deferred income tax assets	$503,387
Deferred tax liabilities:
Fixed assets	(3,419)
Net deferred tax assets	499,968
Valuation allowance	(499,968)
Deferred tax assets, net of allowance	$—

A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:
For the nine months ended September 30, 2018
Statutory Federal income tax rate	(21.0)%
State taxes, net of Federal tax benefit	(7.0)%
Legal fees relating to GTY acquisition	12.8%
Stock-based compensation	0.1%
Other items	0.1%
Change in valuation allowance	15.0%
Income taxes provision (benefit)	—%

The Company’s major tax jurisdictions are the United States and California. All of the Company’s tax years will remain open for examination by the Federal and state tax authorities from the date of utilization of the net operating loss. The Company does not have any tax audits pending.

OPEN COUNTER ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 11 — Agreement and Plan of Merger
On September 12, 2018, the Company, along with 5 other technology companies serving the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. Under the definitive agreements, GTY has agreed to acquire the companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants. The transaction is expected to close in early 2019.
Note 12 — Subsequent Events
The Company has evaluated the impact of all subsequent events through November 21, 2018, the date the financial statements were available to be issued, for events requiring adjustments to or disclosure in the financial statements. The Company believes that no subsequent events have occurred through this date, which would require recognition or disclosure.

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Questica, Inc. and Questica USCDN, Inc.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of Questica, Inc. and Questica USCDN (collectively, the “Companies”), as of September 30, 2018 and December 31, 2017, and the related combined statements of operations, statements of comprehensive income, changes in stockholders’ equity, and cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of the Companies as of September 30, 2018 and December 31, 2017, and the combined results of its operations and its cash flows for the nine months ended September 30, 2018 and the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on the Companies’ combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Companies in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC

We have served as the Companies’ auditor since 2018.
Whippany, New Jersey
November 21, 2018

QUESTICA INC. AND QUESTICA USCDN INC.
COMBINED BALANCE SHEETS
	September 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$5,492,876	$2,236,096
Marketable securities	1,964,887	1,599,589
Accounts receivable	4,288,550	4,288,822
Prepaid and other current assets	140,062	123,225
Total current assets	11,886,375	8,247,732
Property & equipment, net	568,942	677,396
Intangibles, net	1,264,670	1,429,036
Goodwill	2,469,915	2,469,915
Deferred commissions	1,360,509	1,061,356
TOTAL ASSETS	$17,550,411	$13,885,434
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$368,004	$60,334
Accrued expenses	190,093	162,483
Deferred revenue	7,283,873	5,546,130
Deferred rent	93,333	135,333
Contingent consideration – current portion	514,238	477,087
Taxes payable	630,674	112,518
Total current liabilities	9,080,215	6,493,885
Long-term liabilities
Deferred tax liability	382,781	322,601
Contingent consideration, less current portion	2,661,941	2,498,188
Total liabilities	12,124,937	9,314,674
Commitments and Contingencies (Note 12)
Stockholders’ Equity:
Common stock, no par value: unlimited shares authorized; 108,000 shares outstanding as of September 30, 2018 and December 31, 2017	108	108
Class A common stock, no par value; unlimited shares authorized; 100 shares outstanding as of September 30, 2018 and December 31, 2017	100	100
Class B common stock, no par value; unlimited shares authorized; 8 shares outstanding as of September 30, 2018 and December 31, 2017	625,500	625,500
Retained earnings	4,833,529	3,924,321
Accumulated other comprehensive income (loss)	(33,763)	20,731
Total stockholders’ equity	5,425,474	4,570,760
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$17,550,411	$13,885,434

The accompanying notes are an integral part of these combined financial statements.

QUESTICA INC. AND QUESTICA USCDN INC.
COMBINED STATEMENTS OF OPERATIONS
	Nine Months Ended September 30,		Year Ended December 31, 2017
	2018	2017
	(Unaudited)
Revenue:
License	$1,275,403	$1,262,209	$1,965,350
Maintenance	4,037,817	2,848,143	3,956,719
Professional Services	3,481,574	3,091,012	4,042,183
Subscription	969,127	781,856	1,098,081
Total revenue	9,763,921	7,983,220	11,062,333
Cost of revenue	907,400	647,303	815,280
Gross Profit	8,856,521	7,335,917	10,247,053
Operating expenses:
Selling, general and administrative	7,654,581	5,360,180	7,799,686
Total operating expenses	7,654,581	5,360,180	7,799,686
Income from operations	1,201,940	1,975,737	2,447,367
Other income (expense):
Gain on sale of ETO business	1,125,000	—	—
Gain (loss) on marketable securities	(3,489)	74,022	156,750
Interest income	14,405	4,953	9,374
Interest expense	(7,243)	(2,343)	(5,495)
Other income (expense)	7,734	—	(15,107)
Foreign currency transaction gain (loss)	620,502	(191,335)	(131,029)
Total other income (expense)	1,756,909	(114,703)	14,493
Income before income taxes	2,958,849	1,861,034	2,461,860
Income tax expense	(859,641)	(663,920)	(864,758)
Net income	$2,099,208	$1,197,114	$1,597,102
Net income per share, basic and diluted:	$19.42	$16.97	$19.96
Weighted average shares outstanding, basic and diluted:	108,108	70,526	79,998

The accompanying notes are an integral part of these combined financial statements.

QUESTICA INC. AND QUESTICA USCDN INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
	Nine Months Ended September 30,		Year Ended December 31, 2017
	2018	2017
	(Unaudited)
Net income	$2,099,208	$1,197,114	$1,597,102
Foreign currency translation adjustment	(54,494)	23,099	20,731
Comprehensive income	$2,044,714	$1,220,212	$1,617,833

The accompanying notes are an integral part of these combined financial statements.

QUESTICA INC. AND QUESTICA USCDN INC.
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
	Shares			Amount
	Common Stock	Class A Common Stock	Class B Common Stock	Common Stock	Class A Common Stock	Class B Common Stock	Retained Earnings	Accumulated Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance as of December 31, 2016	—	100	8	$—	$100	$625,500	$5,827,219	$—	$6,452,819
Issuance of common stock	108,000		—	108	—	—	—	—	108
Dividends paid	—	—	—	—	—	—	(3,500,000)	—	(3,500,000)
Foreign currency translation adjustment	—	—	—	—	—	—	—	20,731	20,731
Net income	—	—	—	—	—	—	1,597,102	—	1,597,102
Balance as of December 31, 2017	108,000	100	8	$108	$100	$625,500	$3,924,321	$20,731	$4,570,760
Dividends paid	—	—	—	—	—	—	(1,190,000)		(1,190,000)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(54,494)	(54,494)
Net income	—	—	—	—	—	—	2,099,208	—	2,099,208
Balance as of September 30, 2018	108,000	100	8	$108	$100	$625,500	$4,833,259	$(33,763)	$5,425,474

The accompanying notes are an integral part of these combined financial statements.

QUESTICA INC. AND QUESTICA USCDN INC.
COMBINED STATEMENTS OF CASH FLOWS
	Nine Months Ended September 30,		December 31, 2017
	2018	2017
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,099,208	$1,197,114	$1,597,102
Adjustment to reconcile net income to cash provided by operating activities:
Depreciation and amortization	142,187	94,983	143,464
Intangible amortization	164,366	59,221	113,419
Change in fair value of contingent consideration	200,904	66,092	127,962
Foreign currency translation adjustment	(54,494)	23,099	20,731
Unrealized loss (gain) on marketable securities	—	69,242	(123,950)
Deferred income taxes	60,180	9,289	12,385
Changes in operating assets and liabilities:
Accounts receivable	272	(805,732)	(827,629)
Prepaid and other current assets	(16,837)	7,679	(22,131)
Deferred commissions	(299,154)	(190,362)	(261,145)
Account payable	307,670	47,304	(38,531)
Accrued expenses	27,610	57,670	14,809
Deferred revenue	1,737,743	767,828	778,887
Deferred rent	(42,000)	(37,333)	(37,333)
Taxes payable	518,156	(23,443)	83,258
Net cash provided by operating activities	4,845,812	1,342,649	1,581,298
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(33,734)	(128,787)	(196,240)
Proceeds from the sales of marketable securities	199,202	3,807,448	3,968,607
Purchase of marketable securities	(564,500)	(887,500)	(887,500)
Acquisition of Power Plan net of cash received	—	(663,400)	(663,400)
Net cash (used in) provided by investing activities	(399,032)	2,127,761	2,221,467
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(1,190,000)	—	(3,500,000)
Proceeds from issuance of common stock	—	108	108
Net cash (used in) provided by financing activities	(1,190,000)	108	(3,499,892)
Net increase in cash and cash equivalents	3,256,780	3,470,518	302,873
Cash and cash equivalents – beginning of period	2,236,096	1,933,223	1,933,223
Cash and cash equivalents – end of period	$5,492,876	$5,403,741	$2,236,096
Supplemental disclosure of noncash investing activities contingent consideration of Power Plan acquisition	—	$2,847,313	$2,847,313
Cash paid for interest	$—	$—	$—
Cash paid income taxes	$400,000	$590,000	$740,000

The accompanying notes are an integral part of these combined financial statements.

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
Questica, Inc., Questica USCDN Inc. and its wholly owned subsidiary Questica Ltd., design and develop capital and operating budgeting software. The Questica suite of products are part of a comprehensive web-based budgeting preparation, performance, management and data visualization solution that enables public sector and non-profit organizations to improve and shorten their budgeting cycles.
Questica Inc. was organized in 1998 as an Ontario corporation. Questica Inc. maintains two offices located in Burlington, Ontario, Canada and serves the Healthcare, K-12, Higher Education and Local Government verticals in North America.
Questica USCDN was organized in 2017 as an Ontario corporation and Questica Ltd. was incorporated in 2017, in the United States (U.S.) as a Delaware corporation. Questica Ltd. is located in Huntington Beach, California, primarily serving the non-profit market and services a limited number of customers in the public and private sector. The majority of the Questica Ltd.’s customers are located in the U.S. and Canada, and as well as some international customers, primarily located in the United Kingdom and Africa.
Note 2 — Basis of Presentation
The combined financial statements include the accounts of Questica, Inc. and Questica, USCDN Inc., which constitute entities under common control, (collectively “the Companies” or “Questica”). All intercompany balances and transactions have been eliminated.
The accompanying combined financial statements for the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017 are presented in Canadian Dollars, Questica’s functional currency, and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
The accompanying interim unaudited combined statements of operations, comprehensive income and cash flows for the nine months ended September 30, 2017 reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the Companies results of operations and cash flows, for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.
Note 3 — Summary of Significant Accounting Policies
Use of estimates
The preparation of the accompanying combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include revenue recognition, the carrying value of goodwill, the fair value of acquired intangibles, the capitalization of software development costs, the useful lives of property and equipment and long-lived intangible assets, and the valuation of deferred tax assets resulting from accumulated operating losses. In accordance with U.S. GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from those estimates.
Functional Currency
The functional currency for the Companies is the Canadian Dollar (“CAD”). Assets and liabilities denominated in non-CAD currencies are translated at rates of exchange prevailing on the date of the

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NOTES TO COMBINED FINANCIAL STATEMENTS

combined balance sheets and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in the combined statements of operations within other income (expense). Gains or losses on translation of the financial statements of a non-Canadian operation, when the functional currency is other than the CAD, are included in the combined statements of comprehensive income.
Cash and Cash Equivalents
The Companies consider all highly liquid investments acquired with an original maturity of ninety days or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost or fair value based on the underlying security.
Marketable Securities
The Companies marketable securities are comprised of U.S. Treasury securities, U.S. government-sponsored agency securities and corporate debt securities that are classified as trading. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is recognized as unrealized and realized gains or losses in the Combined Statements of Operations. The estimated fair values of financial instruments are determined using available market information.
Concentration of Credit Risk
Financial instruments that potentially subject the Companies to concentrations of credit risk consist of cash and cash equivalents, investments in marketable securities and accounts receivable. The Companies cash and cash equivalents, and investments are placed with high credit quality financial institutions and issuers, and at times may exceed government-insured limits. The Companies have not experienced any loss relating to cash and cash in these accounts. The Companies provide credit, in the normal course of business, to a number of its customers. The Companies performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. No individual customer accounted for 10% or more of revenues for the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017. No individual customer accounted for 10% of accounts receivable as of September 30, 2018 and December 31, 2017.
Accounts receivable
Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest unless contractually stipulated otherwise, the Companies consider outstanding customer balances in excess of 30 days from invoice date to be delinquent. The Companies estimate an allowance for doubtful accounts by evaluating specific accounts where information indicates the specific customer may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. There was no allowance for doubtful accounts as of September 30, 2018 and December 31, 2017.
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their liquidity and short-term nature. Marketable securities are classified as trading and are therefore recognized at fair value. The fair value for trading securities is determined using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. The Companies capitalize costs incurred during the application development stage related to the development of internal use software and enterprise cloud computing services. Such capitalized costs included payroll and

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NOTES TO COMBINED FINANCIAL STATEMENTS

payroll-related expenses for employees, who are directly associated with the development of the applications. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred, including costs related to specific upgrades and enhancements when the expenditures do not result in additional functionality. Maintenance and repairs that do not extend the life of or improve an asset are expensed in the period incurred. Depreciation expense is charged on a straight-line basis over the estimated useful lives of the assets.
The estimated useful lives of property and equipment are as follows:
Office equipment	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Computer software	5 years
Leasehold improvements	Term of the lease
Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment losses on long-lived assets, such as real estate and equipment, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. For the nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017, there were no impairments of long-lived assets.
Goodwill and Intangible Assets
Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. Intangible assets with indefinite useful lives are measured at their respective fair values as of the acquisition date. Questica does not amortize goodwill and intangible assets with indefinite useful lives.
The Companies review goodwill and indefinite-lived intangible assets at least annually for possible impairment. Goodwill and indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or the indefinite-lived intangible assets below their carrying values.
Deferred Rent
Rent expense from leases is recorded on a straight-line basis over the lease period. The net excess of rent expense over the actual cash paid is recorded as deferred rent. Deferred rent is amortized over the lease period as a reduction of rent expense.
Revenues
Adoption of Topic 606
Effective January 1, 2017, the Companies adopted the provisions and expanded disclosure requirements described in Topic 606. The Companies adopted the standard using the full retrospective method. Accordingly, the results for the prior comparable period were adjusted to conform to the current period measurement and recognition of results. The impact of Topic 606 on reported revenue results was not material.

QUESTICA INC. AND QUESTICA USCDN

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Revenue Recognition Policy
All revenue-generating activities are directly related to the sale, implementation and support of the Companies solutions within a single operating segment. The Companies derive the substantial majority of its revenues from subscription fees for the use of its solutions hosted in the Companies data centers as well as revenues for implementation and customer support services related to the Companies solutions. A small portion of the Companies customers host the Companies solutions in their own data centers under term license and maintenance agreements, and the Companies recognize the corresponding revenues ratably over the term of those customer agreements.
With the adoption of Topic 606, revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Companies expect to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, the Companies include an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.
The Companies determine the amount of revenue to be recognized through application of the following steps:
•
Identification of the contract, or contracts with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when or as the Company satisfies the performance obligations.

The Companies do not have any material obligations for returns or refunds in its contracts with customers.
The Companies enter into contracts with its customers that may include promises to transfer multiple deliverables, including software licenses, hosting services, software maintenance and professional services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.
Hosting services and software licenses are distinct as such services are often sold separately. In determining whether professional services are distinct, the Companies consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, and the contractual dependence of the service on the other deliverables in the arrangement.
The Companies allocate the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which the Companies would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation. The Companies use an adjusted market assessment approach to estimate the standalone selling price for software licenses, hosting services, and software maintenance, and a cost plus a margin approach for professional services.
In certain cases, the Companies are able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Companies use a single amount to estimate SSP when it has observable prices.
The Companies have elected the practical expedient to not disclose information about its remaining performance obligations because those performance obligations have an original expected duration of one year or less.

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For contracts where the period between when the Companies transfer a promised service to the customer and when the customer pays is one year or less, the Companies have elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.
The Companies have made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Companies from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
Software License Revenues
The Companies provide customers with the right to use software as it exists when made available. Customers purchase these licenses upfront. Revenues from distinct licenses are recognized upfront when the software is made available to the customer, which normally coincides with contract execution, as this is when the customer has the risks and rewards of the right to use software.
Hosting Revenue
The Companies also provide hosting services for which revenue is recognized over time as the services are provided, which is ratably over the contract term. Hosting arrangement generally have a term of twelve months.
Professional Services Revenues
The Companies professional services contracts generate revenue on a time and materials basis. Revenues are recognized as the services are rendered for time and materials contracts as the customer simultaneously receives and consumes the benefits of the professional service on a continuous basis.
Deferred Revenues
Deferred revenues primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for implementation, maintenance and other services, as well as initial subscription fees. The Companies recognize deferred revenues as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Deferred revenues that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as deferred revenues, current portion, and the remaining portion is recorded in long-term liabilities as deferred revenues, net of current portion.
Deferred revenue of approximately $1.7 million and approximately $768,000 was recognized during the nine months ended September 30, 2018 and 2017, respectively, that was included in the deferred revenue at the beginning of the respective periods. As of September 30, 2018 and December 31, 2017, approximately $7.3 million and $5.5 million of revenue is expected to be recognized from remaining performance obligations.
Cost of Revenues
Cost of revenues is comprised primarily of salaries and other personnel-related costs, including employee benefits and bonuses, for employees providing services to the Companies customers. Costs associated with these services include the costs of the Companies implementation, customer support, data center and customer training personnel, as well as costs related to research and development personnel who perform implementation and customer support services. Cost of revenues also includes the direct costs of third-party intellectual property included in the Companies solutions, the amortization of deferred solution and services costs, co-location facility costs and depreciation of the Companies data center assets, an allocation of general overhead costs and referral fees. Direct costs of third-party intellectual property

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

include amounts paid for third-party licenses and related maintenance that are incorporated into the Company’s software and the amortization of acquired technology from the Companies recent acquisitions, with the costs amortized to cost of revenues over the useful lives of the purchased assets.
Sales Tax
Sales tax and other taxes are collected from customers and remitted to governmental authorities on a net basis and, as such, excluded from revenues.
Income Taxes
Deferred income taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards and credits using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. The Companies assess the likelihood that deferred tax assets will be realized and recognizes a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. To date, the Companies have provided a valuation allowance against its deferred tax assets generated by Questica Ltd as it believes the objective and verifiable evidence of Questica Ltd.’s historical pretax net losses outweighs any positive evidence of its forecasted future results. Although the Companies believe that their tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business. The Companies will continue to monitor the positive and negative evidence, and it will adjust the valuation allowance as sufficient objective positive evidence becomes available.
The Companies evaluate their uncertain tax positions based on a determination of whether and how much of a tax benefit taken by each Company in its tax filings or positions is more likely than not to be realized. Potential interest and penalties associated with any uncertain tax positions are recorded as a component of income tax expense. As of September 30, 2018 and December 31, 2017, the Companies have not identified any material uncertain tax positions for which liabilities would be required to be recorded.
Net income per share
Basic and diluted net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding. There were no potentially dilutive securities outstanding in the nine month periods ended September 30, 2018 and 2017 or in the year ended December 31, 2017.
Recently Adopted Accounting Pronouncements
Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230). This amendment provides guidance on the presentation and classification of specific cash flow items to improve consistency within the statement of cash flows. Questica adopted ASU No. 2016-15 on January 1, 2017 and its adoption did not have a material impact on the Companies cash flows.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. Questica adopted ASU No. 2016-15 on January 1, 2017 and its adoption did not have a material impact on the Companies balance sheet and cash flows.

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09 and created ASC 606 to provide guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In addition, the standard requires disclosure of the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Questica adopted ASC 606 effective January 1, 2017 using the full retrospective method to restate each prior reporting period presented. The adoption of ASC 606 did not have a material impact on the Companies recognition of subscription, support and professional services for access to the Companies SaaS platform, or on opening equity, as the timing and measurement of revenue recognition is materially the same for Questica as under prior guidance. Questica has also identified and implemented changes to its business processes and internal controls relating to implementation of ASC 606.
Under ASC 606, incremental contract costs, which includes sales commissions, are required to be capitalized as contract assets and amortized over the period these costs are expected to be recovered. Questica increased retained earnings as of January 1, 2017 by approximately $800,000 to capitalize previously expensed commissions paid to obtain customer contracts. Commissions are recognized over the estimated life of the customer relationship, and recognized in the combined statements of operations through selling, general and administrative expenses.
Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company adopted ASC 2018-13 effective January 1, 2017. Adoption did not have a material impact on the Companies financial statements.
Recent Accounting Pronouncements Not Yet Adopted
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11 and 2018-01 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Companies first quarter of fiscal 2020, and earlier adoption is permitted. Questica is currently evaluating the impact of its pending adoption of Topic 842 on its condensed consolidated financial statements. Questica currently expects that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon our adoption of Topic 842, which will increase our total assets and total liabilities that we report relative to such amounts prior to adoption.
Note 4 — Acquisition of PowerPlan Corporation
On June 20, 2017, pursuant to the terms of an asset purchase agreement, Questica Ltd. acquired all of the assets and operations of PowerPlan Corporation (“PowerPlan”), which provides business performance management solutions, including budgeting software products and the associated or related services including support services. The transaction was recorded as a business combination.
The acquisition of the PowerPlan met a number of strategic objectives, which include the entry into the Not-for-Profit vertical (350+ customers), the removal of a lower priced competitor in the Local Government vertical, access to a number of employees with years of Budgeting experience, an office in the U.S. and a presence on the west coast of North America, where the Companies have a large number of customers.

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

The total consideration transferred was measured at its acquisition-date fair value of approximately $3.5 million, comprised of cash consideration of approximately $663,000 and fair value of contingent consideration of approximately $2.8 million. During the nine months ended September 30, 2017, the Companies recorded approximately $68,000 of direct and incremental costs associated with acquisition-related activities. These costs were incurred primarily for legal and professional fees associated with the acquisition. These costs were recorded in selling, general and administrative expenses in the combined statement of operations.
During the nine months ended September 30, 2017, PowerPlan contributed approximately $363,000 to total revenue and approximately $(537,000) to gross profit, respectively. During the year ended December 31, 2017, PowerPlan contributed approximately $859,000 to total revenue and approximately $(553,000) to gross profit, respectively.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:
Total cash and contingent consideration to selling shareholders	$3,510,713
Assets acquired and liabilities assumed
Other assets	$94,203
Property and equipment	33,170
Intangible assets subject to amortization	1,549,702
Net assets	1,677,075
Goodwill	$1,833,638

Questica believes the amount of goodwill resulting from the acquisition is primarily attributable to expected synergies from assembled workforce and increased offerings to customers. Questica recognized goodwill for tax purposes, which is being amortized over 15 years.
Disclosure of pro-forma revenues and earnings attributable to the acquisition is excluded because it is impracticable to obtain complete historical financial records for PowerPlan Corporation.
To determine the estimated fair value of intangible assets acquired, Questica engaged a third-party valuation specialist to assist management. The fair value measurements of the intangible assets were based on significant unobservable inputs and thus represent a level 3 measurement as defined in ASC 820. The acquired intangible asset categories, fair value and amortization periods, were as follows:
	Amortization Period	Fair Value
Patents/Developed technology	4 – 5 Years	$376,811
Trade names/Trademarks	6 – 7 Years	92,876
Customer contracts/relationships	7 – 9 Years	1,080,015
		$1,549,702

The business combination accounting is complete and final for all assets and liabilities acquired on the acquisition date.
Note 5 — Fair Value
Fair value measurements used by Questica for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements are based on the premise that fair value represents an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the following three-tier fair value hierarchy has been used in determining the input used in measuring fair value:
•
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 — Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

•
Level 3 — Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own assumptions.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. Questica measures the fair values of these assets and liabilities based on prices provided by independent market participant that are based on observable inputs using market-based valuation techniques. These valuation models and analytical tools use market pricing or similar instruments that are both objective and publicly available, including matrix pricing or reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids and/or offers. Questica did not adjust any of the valuations received from these third parties with respect to any of its level 1 or level 2 securities at September 30, 2018 or December 31, 2017.
The Companies portfolio of marketable securities comprises U.S. Treasuries, U.S. government sponsored agency obligations and high credit quality corporate debt securities classified as trading securities. Gains and losses resulting from the change in fair value of the securities are recognized as unrealized or realized gains or losses in the combined statements of operations.
The following table details the fair value hierarchy of the Companies financial assets measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017:
September 30, 2018	Level 1	Level 2	Level 3	Total
Securities owned:
Fixed income	$—	$1,389,441	$—	$1,389,441
Equity	519,405	—	—	519,405
Other	—	56,041		56,041
Marketable Securities	$519,405	$1,445,482	$—	$1,964,887

December 31, 2017	Level 1	Level 2	Level 3	Total
Money market funds	$523,122	$—	$—	$523,122
Cash Equivalents	523,122	—	—	523,122
Securities owned:
Fixed income	—	957,258	—	957,258
Equity	453,367	—	—	453,367
Other	—	188,964		188,964
Marketable Securities	$453,367	$1,146,222	$—	$1,599,589

There were no other financial instruments subject to fair value measurement on a recurring basis.
Level 1 instruments include investments in money market funds and U.S. Treasuries. These instruments are valued using quoted market prices for identical unrestricted instruments in active markets. Questica defines active markets for debt instruments based on both the average daily trading volume and the number

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

of days with trading activity. Level 2 instruments include U.S. Government agency obligations and corporate debt securities. Valuations of Level 2 instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g. indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the nine months ended September 30, 2018 or the year ended December 31, 2017.
Note 6 — Property and Equipment
Property and equipment, net consists of the following:
	September 30, 2018	December 31, 2017
Leasehold improvements	$542,742	$542,742
Office equipment	88,942	88,043
Furniture and fixtures	220,476	202,513
Computers	404,820	390,068
Computer software	451,294	451,294
Total	1,708,274	1,674,660
Less accumulated depreciation and amortization	(1,139,332)	(997,264)
Property and equipment, net	$568,942	$677,396

Depreciation expense for the nine months ended September 30, 2018 and 2017 totaled approximately $87,000 and depreciation expense for the year ended December 31, 2017, totaled approximately $111,000.
Questica capitalized internal use software development costs of approximately $372,000 each during the nine months ended September 30, 2018 and December 31, 2017. Questica had amortization expense related to internal use software of approximately $56,000 and $20,000 of for the nine months ended September 30, 2018 and 2017, respectively, and approximately $32,000 for the year ended December 31, 2017. Amortization expense for software development costs are classified as cost of revenues. The unamortized capitalized software development costs were approximately $284,000 and $340,000 as of September 30, 2018 and December 31, 2017, respectively.
Note 7 — Goodwill and Intangibles
Intangible asset consists of:
	September 30, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Patents/Developed Technology	$376,811	$102,819	$273,992
Trade Names/Trademarks	92,876	17,033	75,843
Customer contracts/relationships	1,080,015	165,180	914,836
	$1,549,702	$280,785	$1,264,670

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

	December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Patents/Developed Technology	$376,811	$43,756	$333,055
Trade Names/Trademarks	92,876	6,955	85,921
Customer contracts/relationships	1,080,015	69,956	1,010,059
	$1,549,702	$120,667	$1,429,036

Intangible assets amortization expense was approximately $164,000 and $59,000 for the nine months ended September 30, 2018 and 2017, respectively, and approximately $113,000 for the year ended December 31, 2017.
The following table presents the Companies estimate of remaining amortization expense for each of the five succeeding calendar years for finite-lived intangible assets at September 30, 2018:
Remainder of 2018	$54,198
2019	218,564
2020	218,564
2021	218,564
2022	218,564
2023	218,564
Thereafter	121,899
$1,268,917

In the year ended December 31, 2017, and the nine months ended September 30, 2018 and 2017, no goodwill impairment was recognized.
Note 8 — Accrued Expenses
Accrued expenses consist of the following:
	September 30, 2018	December 31, 2017
Payroll and employee benefits	$66,022	$112,653
Commissions	73,414	31,446
Professional fees	34,583	18,384
Others	16,074	—
Total	$190,093	$162,483

Note 9 — Stockholders’ Equity
Questica, Inc. has an unlimited number of no par value Class A and Class B shares of authorized common stock. The holders of Class A and Class B common stock are entitled to participate equally when dividends are declared and are entitled to one vote per share at all shareholder meetings. In the event of liquidation, whether voluntary or involuntary, the holders of Class A and Class B shares shall be entitled to receive on a pari passi basis, in equal amounts per share, all of the remaining property and assets of Questica, Inc.
As of September 30, 2018 and December 31, 2017, Questica Inc. had 100 shares of its no par value Class A common stock and 8 shares of its no par value Class B common stock issued and outstanding.

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

Questica USCDN, Inc. has an unlimited number of no par value shares of authorized common stock. Subject to the rights of the holders of any other class or classes of shares ranking above the common shares, holders of common shares are entitled to participate equally when dividends are declared, are entitled to one vote per common share at all shareholder meetings and in the event of liquidation are entitled to receive, in equal amounts per share, all of the remaining property and assets of the USCDN. The common shares are not transferrable without the consent of the Company’s board of directors.
On April 6, 2017, Questica USCDN issued 108,000 shares of common stock to investors for $0.001 per share or 108 CAD.
As of September 30, 2018 and December 31, 2017, Questica USCDN had 108,000 shares of its no par value common stock issued and outstanding.
Note 10 — Related Party Transactions
Parties are considered related to the Companies if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Companies. Related parties also include principal owners of the Companies, its management, members of the immediate families of principal owners of the Companies and its management and other parties with which the Companies may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Companies related party transactions are as follow:
•
Handling Specialty Holding Inc., owned by a director of Questica Inc., is lessor of office space to the Companies under a non-cancellable operating lease with a remaining term of 1.5 years (see Note 12).

•
The former Chief Executive Officer of Powerplan Corporation entered into a four-year contractor services agreement with Questica Inc. on June 20, 2017. The services shall include product support, training implementation, project management, customer management and consulting services for Questica products; design and testing of any features on Questica’s product offerings to be incorporated into Questica’s solution; day-to-day management of the employees of the business and relationship with development organization in India; assist with sales efforts to the not-for-profit market participate in migrations from PowerPlan’s solution to the Questica Budget solution and assist in marketing the upgrade to Questica Budget to PowerPlan’s existing government customers.

•
On July 31, 2018, the Company sold its ETO software and related assets to a newly-formed entity which is partially owned by officers and shareholders of the Company, for cash proceeds of approximately $817,000 and the assumption of deferred revenue liabilities of approximately $305,000.

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 11 — Income Taxes
Questica, Inc., is subject to the taxing authority of the government of Canada and the province of Ontario. Questica Ltd. is subject to the taxing authority of the U.S. federal government and multiple states.
The table below presents the components of the provision for taxes:
	As of September 30, 2018	As of December 31, 2017
Current
US Federal	$—	$—
US State	—	—
Canada Federal	452,525	482,475
Canada Province	346,937	369,898
Total current provision	799,461	852,373
Deferred
US Federal	—	—
US State	—	—
Canada Federal	34,064	7,011
Canada Province	26,116	5,375
Total deferred benefit	60,180	12,385
Total provision for income taxes	$859,641	$864,758

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets for the Companies consist of the following:
	As of September 30, 2018	As of December 31, 2017
Deferred income tax assets:
Net operating loss carryforwards	$202,647	$172,177
Intangible assets	55,852	22,854
Contingent consideration relating to PowerPlan acquisition	70,881	27,580
Total deferred income tax assets	329,381	222,611
Valuation allowance	(324,558)	(220,702)
Net deferred income tax assets	4,823	1,909
Deferred income tax liabilities:
Goodwill	(4,823)	(1,909)
Commissions	(360,535)	(281,259)
Unrealized gain	(22,246)	(41,342)
Total deferred income tax liabilities	(387,604)	(324,510)
Net deferred income tax liability	$(382,781)	$(322,601)

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

A reconciliation of the statutory income tax rates and Questica Ltd.’s effective tax rate is as follows:
	For the nine months ended September 30, 2018	For the year ended December 31, 2017
Statutory US Federal income tax rate	(21.0)%	(34.0)%
US State taxes, net of Federal tax benefit	(0.6)%	(0.5)%
US Federal tax rate change	—%	12.9%
Change in valuation allowance	21.6%	21.6%
Income taxes provision (benefit)	—%	—%

A reconciliation of the statutory income tax rates and Questica, Inc.’s effective tax rate is as follows:
	For the nine months ended September 30, 2018	For the year ended December 31, 2017
Statutory federal income tax rate (Canada)	15.0%	15.0%
Statutory provincial income tax rate (Canada)	11.5%	11.5%
Legal fees relating to GTY	1.6%	—%
Meals	0.0%	0.1%
Income taxes provision	28.1%	26.6%

As of September 30, 2018, Questica Ltd’s has net operating loss carryforwards of approximately $940,000 available to reduce future taxable income, if any, for U.S. Federal and state income tax purposes. Approximately $799,000 of U.S. Federal net operating losses can be carried forward to future tax years and expire in 2038. The U.S. Federal net operating loss generated during the period ended September 30, 2018 of approximately $141,000 can be carried forward indefinitely. However, the deduction for net operating losses incurred in tax years beginning after January 1, 2018 is limited to 80% of annual taxable income. Under the Internal Revenue Code (“IRC”) Section 382, annual use of Questica Ltd’s net operating loss carryforwards to offset taxable income may be limited based on cumulative changes in ownership. Questica Ltd. has not completed an analysis to determine whether any such limitations have been triggered as of December 31, 2017. Questica Ltd. has no income tax affect due to the recognition of a valuation allowance on the expected tax benefits of future loss carry forwards based on uncertainty surrounding realization of such assets.
The Companies apply the accounting guidance for uncertainty in income taxes pursuant to ASC 740-10. The Companies did not record any accruals for income tax accounting uncertainties for the year ended December 31, 2017, respectively. The Companies do not have any unrecognized tax benefits that will significantly decrease or increase within 12 months of September 30, 2018 and December 31, 2017.
The Companies policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Companies did not accrue either interest or penalties from inception through September 30, 2018.
Questica Ltd.’s major tax jurisdictions are the United States, Arizona, California, Colorado, Oregon and Wisconsin. Questica Ltd.’s tax year will remain open three years for examination by the U.S. Federal and state tax authorities, from the date of utilization of the net operating loss. Questica Ltd. does not have any tax audits pending. Questica, Inc.’s major tax jurisdictions are Canada and Qntario. All of the Company’s tax years will remain open for examination by the Federal and provincial tax authorities, respectively, from the date of utilization of the non-capital loss. Questica does not have any tax audits pending.

QUESTICA INC. AND QUESTICA USCDN

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 12 — Commitments and Contingencies
Leases
The Companies lease offices under non-cancelable operating leases in Burlington, Ontario, and Huntington Beach, California. Lease incentives received by landlords are capitalized as deferred rent and amortized over the lease term.
As of September 30, 2018, future minimum lease payments under non-cancelable operating leases are as follows:
	Questica Inc.	Questica Ltd.
2018	$59,379	$16,669
2019	237,516	68,186
2020	—	70,233
2021	—	72,337
2022	—	74,503
2023	—	18,762
Total	$296,895	$320,691

Rent expense, including common area maintenance costs for the Companies operating leases was approximately $214,000 and $208,000 for the nine months ended September 30, 2018 and 2017, respectively, and was approximately $277,000 for the year ended December 31, 2017. Rent expense is classified in selling, general and administrative expenses in the combined statements of operations.
Legal Proceedings
From time to time, the Companies may become involved in legal proceedings arising in the ordinary course of its business. The Companies are not presently a party to any legal proceedings that, if determined adversely to the Companies, would have a material adverse effect on the Companies.
Note 13 — Agreement and Plan of Merger
On September 12, 2018, the Companies, along with 5 other technology companies serving the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. Under the definitive agreements, GTY has agreed to acquire the companies for total aggregate base consideration of  $365,000,000 in cash and stock, plus an aggregate earn-out consideration of up to $132,000,000 in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5,300,000 shares reserved for future awards to employees and other plan participants. The transaction is expected to close in early 2019.
Note 14 — Subsequent Events
Management has evaluated the impact of all subsequent events on the Company through November 21, 2018, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring adjustments to or disclosure in the financial statements.

SHERPA GOVERNMENT SOLUTIONS, LLC
Report of Independent Registered Public Accounting Firm
To the Members and the Board of Directors of
Sherpa Government Solutions, LLC
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Sherpa Government Solutions, LCC (the “Company”), as of September 30, 2018, and the related statements of operations, changes in members’ capital and cash flows for the nine months ended September 30, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and the results of its operations and its cash flows for the nine months ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2018.

Whippany, New Jersey
November 21, 2018

Sherpa Government Solutions, LLC
BALANCE SHEET
September 30, 2018
ASSETS
Current assets:
Cash and cash equivalents	$799,808
Accounts receivable	595,517
Prepaid expenses and other current assets	31,644
Total current assets	1,426,969
Property and equipment, net	2,688
Total Assets	$1,429,657
LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Accounts payable	$3,895
Accrued expenses	115,245
Contract liabilites	43,865
Total current liabilities	163,005
Commitments and contingencies
Members’ capital	1,266,652
Total liabilities and members’ capital	$1,429,657

The accompanying notes are an integral part of this financial statement.

Sherpa Government Solutions, LLC
STATEMENTS OF OPERATIONS
	Nine months ended September 30,
	2018	2017
		(Unaudited)
Revenues
Professional services	$1,321,225	$946,198
Licenses	678,046	307,813
Hosting	143,715	79,658
Total revenues	2,142,986	1,333,669
Cost of revenues	171,049	47,789
Gross profit	1,971,937	1,285,880
Operating expenses
General and administrative	758,047	931,914
Total operating expenses	758,047	931,914
Operating income	1,213,890	353,966
Other income:
Interest income	1,526	592
Total other income	1,526	592
Net income	$1,215,416	$354,558

The accompanying notes are an integral part of these financial statements.

 Sherpa Government Solutions, LLC
STATEMENT OF CHANGES IN MEMBERS’ CAPITAL
Members’ Capital
Balance at December 31, 2017	$909,236
Contributions	1,000
Distributions	(859,000)
Net Income	1,215,416
Balance at September 30, 2018	$1,266,652

The accompanying notes are an integral part of this financial statement.

Sherpa Government Solutions, LLC
STATEMENTS OF CASH FLOWS
	Nine months ended September 30,
	2018	2017
		(Unaudited)
Cash flows from operating activities
Net income	$1,215,416	$354,558
Non-cash adjustments
Depreciation and amortization	1,854	14,386
Changes in operating assets/liabilities
Accounts receivable	(325,837)	(93,654)
Prepaid expenses and other current assets	11,417	(1,960)
Accounts payable	(6,421)	(4,551)
Accrued expenses	48,854	324
Contract liabilities	14,465	20,442
Net cash provided by operating activities	959,748	289,545
Cash flows from financing activities
Proceeds received from members’ contributions	1,000	—
Members’ distributions	(859,000)	(260,000)
Net cash used in financing activities	(858,000)	(260,000)
Net increase in cash and cash equivalents	101,748	29,545
Cash and cash equivalents, beginning of period	698,060	520,994
Cash and cash equivalents, end of period	$799,808	$550,539
Cash paid for interest	$472	$—
The accompanying notes are an integral part of these financial statements.

SHERPA GOVERNMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
Sherpa Government Solutions, LLC (the “Company”), a Colorado limited liability company headquartered in Denver, Colorado, was established in 2004. The Company is a developer and provider of public sector budgeting software and consulting services.
Note 2 — Basis of Presentation
The accompanying financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
The accompanying interim unaudited statements of operations and cash flows for the nine months ended September 30, 2017 reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the Company’s results of its operations and cash flows, for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.
Note 3 — Summary of Significant Accounting Policies
Use of estimates
The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include revenue recognition and the allowance for doubtful accounts. Management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments acquired with an original maturity of ninety days or less at the date of purchase to be cash equivalents.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are placed with high credit quality financial institutions and issuers, and at times may exceed federally-insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts.
The Company provides credit, in the normal course of business, to its customers. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.
Accounts Receivable
Accounts receivable consists of amounts due from customers. Accounts receivable are recorded at the invoiced amount, do not require collateral, and do not bear interest. The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the Company’s customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding. The Company had no allowance for doubtful accounts as of September 30, 2018.

SHERPA GOVERNMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS

Three customers accounted for approximately 23%, 14%, and 13% of revenues for the nine months ended September 30, 2018. Two customers accounted for approximately 21% and 16% of revenues for the nine months ended September 30, 2017.
Four customers accounted for approximately 31%, 16%, 11%, and 11% of accounts receivable, as of September 30, 2018.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs that do not extend the life of or improve an asset are expensed in the period incurred.
The estimated useful lives of property and equipment are as follows:
Computer hardware and equipment	3 – 5 years
Impairment of long-lived assets
Long-lived assets, which comprise capital assets, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. There were no impairments during the nine months ended September 30, 2018 and 2017.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used in measuring fair value. There are three levels to the fair value hierarchy based on the reliability of inputs, as follows:
Level 1 —
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —
Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 —
Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Company. The Company did not have any financial assets or liabilities that are measured on a recurring basis as of September 30, 2018.
ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2018, the recorded values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments.

SHERPA GOVERNMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS

Revenue Recognition
The Company adopted the Financial Accounting Standards Board (“FASB”) new revenue framework, Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2017 using the full retrospective approach. The adoption of this standard did not have a material impact on prior revenue recognition or on opening members’ capital, as the timing and measurement of revenue recognition for the Company is materially the same under ASC 606 as it was under the prior relevant guidance.
Professional services revenue
The Company’s professional services contracts generate revenue on a time and materials, fixed fee or subscription basis. Revenues are recognized as the services are rendered for time and materials contracts. Revenues are recognized when the milestones are achieved and accepted by the customer or on a proportional performance basis for fixed fee contracts. Revenues are recognized ratably over the contract term for subscription contracts. The milestone method for revenue recognition is used when there is substantive uncertainty at the date the contract is entered into whether the milestone will be achieved. Training revenues are recognized as the services are performed.
Software license revenue
The Company provides customers with the right to use software as it exists when made available. Customers purchase these licenses upfront. Revenues from distinct licenses are recognized upfront when the software is made available to the customer as this is when the customer has the risks and rewards of the right to use software. The Company also acts as an agent in reselling third-party software as the Company is not primarily responsible for the third-party software.
Hosting revenue
The Company also provides hosting services for which revenue is recognized over time as the services are provided, which is ratably over the contract term.
Significant judgments — contracts with multiple performance obligations
The Company enters into contracts with customers that include promises to transfer multiple performance obligations, including software licenses, hosting, and professional services. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.
In determining whether professional services are distinct, the Company considers the following factors: availability of the services from other vendors, the nature of the services, and whether the services are interdependent and interrelated. To date, the Company has concluded that all software licenses, hosting services, software support, and professional services included in contracts, with multiple performance obligations, are distinct.
The Company allocates the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation. The Company uses an adjusted market assessment approach to estimate the standalone selling price for software licenses, hosting services, and a cost plus a margin approach for professional services.
For contracts where the period between when the Company transfers a promised service to the customer and when the customer pays in one year or less, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

SHERPA GOVERNMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS

The Company has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Company from a customer. Such taxes may include but are not limited to sales, use, value added and certain excise taxes.
Contract Liabilities
Contract liabilities primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for implementation, hosting and other services. The Company recognizes contract liabilities as revenues when the services are performed and the corresponding revenue recognition criteria are met. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. Contract liabilities that are expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as contract liabilities, current portion, and the remaining portion is recorded in long-term liabilities as contract liabilities, net of current portion.
General and Administrative
General and administrative expenses consist primarily of personnel costs associated with the Company’s executive, finance, legal, human resources, and other administrative personnel, as well as accounting and legal professional services fees.
Income Taxes
The Company is a limited liability company that is treated as a partnership under the U.S. Internal Revenue Code. As such, the Company generally pays no U.S. taxes on its earnings. The Company’s taxable net earnings are generally passed through to the Company’s members, accordingly, it reports no income tax expense or liabilities.
Recently adopted accounting standards
Beginning in May 2014, the FASB issued ASC 606 to provide guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In addition, the standard requires disclosure of the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2017 using the full retrospective method to restate each prior reporting period presented. The adoption of ASC 606 did not have a material impact on the Company’s recognition of licensing, hosting, or professional services revenue, or on opening members’ capital, as the timing and measurement of revenue recognition is materially the same for the Company as under prior guidance. The Company has presented additional quantitative and qualitative disclosures regarding identified revenue streams and performance obligations (see Note 4). The Company has also identified and implemented changes to its business processes and internal controls relating to implementation of the new standard.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230). This amendment provides guidance on the presentation and classification of specific cash flow items to improve consistency within the statement of cash flows. The Company adopted ASU No. 2016-15 on January 1, 2017 and its adoption did not have a material impact on the Company’s cash flows.
Beginning in August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and

SHERPA GOVERNMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS

Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company adopted ASC 2018-13 effective January 1, 2017. Adoption did not have a material impact on the Company’s financial statements.
Note 4 — Contract Liabilities
The Company provides budgeting software solutions (licensing revenue), hosting services, and support services related to its software solutions. Additionally, the Company offers professional services to its customers in the form of software implementation, integration, and business process consulting. In the Company’s agreements, customers take possession of the software and related licensing revenue is recognized upfront, upon contract execution which is at the time of the transfer of license. Revenue related to hosting and professional services are recognized ratably over the contract terms as the customer simultaneously receives and consumes the benefits of these services as they are made available by the Company.
Revenue of approximately $27,000 was recognized during the nine months ended September 30, 2018 that was included in the contract liabilities balances at the beginning of the respective period.
As of September 30, 2018, approximately $44,000 of revenue is expected to be recognized from remaining performance obligations. We expect to recognize revenue on approximately 100% of these remaining performance obligations over the next 12 months.
Note 5 — Employee Benefit Plan
The Company has a 401k defined contribution plan (the “Plan”) covering substantially all employees. Pursuant to the Plan provisions, the Company is required to make matching contributions equal to 100% on the first 3% of eligible earnings that are deferred as an Elective Deferral and an additional 50% on the next 2% of eligible earnings that are deferred and Elective Deferral of each employee’s contribution. Contributions to the Plan during the nine months ended September 30, 2018 and 2017 were approximately $10,006 and $12,590 respectively.
Note 6 — Property and Equipment
Property and equipment, net consists of the following:
	September 30, 2018	December 31, 2017
Computer & equipment	$127,675	$127,675
Less: accumulated depreciation	(124,987)	(123,133)
	$2,688	$4,542

Depreciation expense is included in general and administrative expenses in the accompanying Statements of Operations. For the nine months ended September 30, 2018 and 2017, depreciation expense was approximately $2,000, and $14,000, respectively.
Note 7 — Commitments and contingencies
Indemnification
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future

SHERPA GOVERNMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS

payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor have it been sued in connection with these indemnification arrangements.
As of September 30, 2018, the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.
Note 8 — Agreement and Plan of Merger
On September 12, 2018, the Company, along with 5 other technology companies serving the public sector market, entered into a definitive agreement with GTY Technology Holdings Inc. (“GTY”), a publicly traded special purpose acquisition company. Under the definitive agreements, GTY has agreed to acquire the companies for total aggregate base consideration of  $365 million in cash and stock, plus an aggregate earn-out consideration of up to $132 million in cash and stock. In addition, the new entity is expected to have an equity incentive plan in place at closing with 5.3 million shares reserved for future awards to employees and other plan participants. The transaction is expected to close in early 2019.
Note 9 — Subsequent Events
Management has evaluated the impact of all subsequent events on the Company through November 21, 2018, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring adjustments to or disclosure in the financial statements.

Annex A
AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (“Agreement”) is dated September 12, 2018, by and among GTY Technology Holdings Inc., a Cayman Islands exempted company (“Parent”), GTY Technology Holdings Inc., a Massachusetts corporation (“NewCo”), and GTY Technology Merger Sub, Inc., a Delaware corporation and indirect subsidiary of Parent (the “Subsidiary”).
WHEREAS, Parent is a blank check company formed to acquire one or more operating businesses through a business combination transaction;
WHEREAS, prior to the date hereof, Parent formed NewCo as a wholly-owned subsidiary of Parent;
WHEREAS, prior to the date hereof, NewCo formed the Subsidiary as a wholly-owned subsidiary of NewCo;
WHEREAS, upon the terms and subject to the conditions of this Agreement, simultaneously with the consummation of the Roll-Up Transactions (as defined below), the Subsidiary shall merge with and into Parent (the “Merger”) in accordance with the terms of the Companies Law (2018 Revision) of the Cayman Islands and the Delaware General Corporation Law, with Parent surviving such merger;
WHEREAS, as a result of the Merger, Parent will become a wholly-owned subsidiary of NewCo and the separate existence of the Subsidiary will cease;
WHEREAS, for U.S. federal income tax purposes, the parties intend that the Merger be treated as a contribution of Parent shares by Parent’s shareholders to NewCo in a transaction that, together with the other transactions to be consummated as part of the Roll-Up Transactions, qualify as a contribution of property described in Section 351 of the Internal Revenue Code of 1986, as amended;
WHEREAS, Parent will cause NewCo to file a registration statement on Form S-4 in connection with the Merger;
WHEREAS, the board of directors of each of Parent, NewCo and the Subsidiary has unanimously approved this Agreement and declared it advisable for Parent, NewCo and the Subsidiary, respectively, to enter into this Agreement.
NOW, THEREFORE, on the terms, and subject to the conditions of this Agreement, Parent, NewCo and the Subsidiary agree as follows:
1. Effective Time.   The Merger will be consummated by Parent and/or the Subsidiary filing: (a) a certificate of merger (the “Certificate”) with the Secretary of State of the State of Delaware under the Delaware General Corporation Law; and (b) a plan of merger (the “Cayman Plan of Merger”) with the Registrar of Companies of the Cayman Islands under the Companies Law (2018 Revision) of the Cayman Islands. The Merger will be effective with effect from the filing of the Certificate in the State of Delaware and the Cayman Plan of Merger in the Cayman Islands (the “Effective Time”); provided, that the Certificate and the Cayman Plan of Merger shall be filed in the State of Delaware and the Cayman Islands, respectively, simultaneously with the consummation of the Roll-Up Transactions.
2. Merger.   At the Effective Time, subject to satisfaction of the conditions specified in Section 9, the Subsidiary will merge with and into Parent, and Parent shall be the surviving company in the Merger (hereinafter referred to as the “Surviving Company”) as a wholly-owned subsidiary of NewCo.
3. Third Amended and Restated Memorandum and Articles of Association.   The Second Amended and Restated Memorandum and Articles of Association of Parent, as in effect at the Effective Time, shall be amended and restated by the Third Amended and Restated Memorandum and Articles of Association of Parent, in the form attached hereto as Exhibit A, which shall be the Memorandum and Articles of Association of the Surviving Company.
4. Directors and Officers.   Harry L. You, Paul T. Dacier and Charles E. Wert shall be the directors of the Surviving Company, each to hold office in accordance with the Memorandum and Articles of Association of the Surviving Company. Harry L. You shall be the President and Secretary of the Surviving Company, to hold office in accordance with the Memorandum and Articles of Association of the Surviving Company.

5. Succession.   From and after the Effective Time, the Surviving Company shall succeed, without other transfer, to all of the rights and property of the Subsidiary, and will be subject to all of the debts and liabilities of the Subsidiary.
6. Further Assurances.   From time to time as and when requested by the Surviving Company or by its successors and assigns, the last acting officers of the Subsidiary, or the corresponding directors and officers of the Surviving Company, may, in the name of the Subsidiary, execute and deliver all such proper deeds, assignments and other instruments, and take or cause to be taken all such further actions, as the Surviving Company may deem necessary or desirable in order to vest, perfect, or confirm in the Surviving Company title to and possession of all of the property, rights, privileges, immunities, powers and franchises of the Subsidiary (and otherwise to carry out the purposes of this Agreement).
7. Conversion of Securities.
A.
At the Effective Time, by virtue of the Merger and without any action on the part of any holder of ordinary shares of Parent, each Class A ordinary share of a par value of US$0.0001 each and Class B ordinary share of a par value of US$0.0001 each issued and outstanding in Parent shall be cancelled and will be automatically converted into one share of common stock in NewCo.

B.
At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Parent Warrants, each Parent Warrant (or portion thereof) that is outstanding immediately prior to the Effective Time shall, pursuant to and in accordance with Section 4.4 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Parent Warrant (or portion thereof) shall no longer entitle the holder thereof to purchase the amount of Class A ordinary share(s) of Parent set forth therein, and in substitution thereof, such Parent Warrant (or portion thereof) shall entitle the holder thereof to acquire such equal number of share(s) of common stock of NewCo per Parent Warrant (or portion thereof).

C.
Upon the Effective Time, all issued and outstanding shares of the Subsidiary shall be deemed and treated for all purposes as representing the issued and outstanding shares of the Surviving Company.

For purposes of this Agreement, the following terms shall have the meanings set forth below:
“Parent Warrant” means each warrant entitling the holder thereof to purchase one (1) Class A ordinary share of a par value of US$0.0001 in Parent on the terms and conditions set forth in the Warrant Agreement.
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, Parent, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, Parent, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, Parent, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, Parent, and the other parties listed therein; (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, Parent, and the other parties listed therein; and (vi) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, Parent, and the other parties listed therein.
“Warrant Agreement” means that certain warrant agreement, dated as of October 26, 2016, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, governing the Parent Warrants.
8. Share Certificates.   Upon the Effective Time, each certificate (if any) representing issued and outstanding shares of Parent shall be deemed and treated for all purposes as representing the shares of NewCo.

9. Conditions to Closing.   The obligation of Parent and the Subsidiary to consummate the Merger is subject to the satisfaction of each of the following conditions as of prior to, or simultaneously with, the Effective Time: (i) the board of directors of Parent shall have submitted this Agreement to the shareholders of Parent for authorization pursuant to section 233(6) of the Companies Law (2018 Revision) of the Cayman Islands and the shareholders of Parent shall have authorized this Agreement by way of resolutions passed at an extraordinary general meeting of Parent; and (ii) at least one of the Roll-Up Transactions shall be consummated simultaneously with the consummation of the Merger.
10. Termination.   Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time (i) by the written consent of each of the parties hereto and (ii) by any of the parties hereto if the transactions contemplated hereby have not been consummated on or prior to March 31, 2019.
11. Amendment.   Subject to applicable law, this Agreement may be amended, modified or supplemented by written agreement of the parties hereto at any time prior to the Effective Time with respect to any of the items contained herein.
12. Governing Law.   This Agreement and all rights hereunder shall be interpreted and enforced in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules thereof.
13. Counterparts; Electronic Signatures.   This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, scanned pages or electronic signature shall be effective as delivery of a manually executed counterpart to this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officers thereunto duly authorized, all as of the date set forth above.
GTY Technology Holdings Inc.,
a Cayman Islands exempted company
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
GTY TECHNOLOGY HOLDINGS INC.,
a Massachusetts corporation
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
GTY TECHNOLOGY Merger Sub, Inc.,
a Delaware corporation
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer

Annex B
Execution Version
ARRANGEMENT AGREEMENT
by and among

Bonfire Interactive Ltd.,

GTY Technology Holdings Inc.,

1176370 B.C. Unlimited Liability Company,

1176363 B.C. Ltd.,

and

Bonfire Holders’ Representative

dated September 12, 2018

Exhibits and Schedules
Exhibit A	Plan of Arrangement
Exhibit B	Earnout Payment
Exhibit C	Arrangement Resolution
Exhibit D	Form Escrow Agreement
Exhibit E	Registration Rights
Exhibit F	Pre-Closing Reorganization
Exhibit G	GTY Equity Incentive Plan
Exhibit H	Form of Voting & Support Agreement
Exhibit I	Form of Lock Up Agreement
Exhibit J	Form of Letter of Transmittal
Exhibit K	Form of Employment Agreement
Exhibit L	Support Agreement
Company’s Disclosure Schedule
GTY’s Disclosure Schedule

ARRANGEMENT AGREEMENT
This Arrangement Agreement (this “Agreement”) is entered into on September 12, 2018 by and among Bonfire Interactive Ltd. (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), 1176370 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the Business Corporations Act (British Columbia), 1176363 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia) (“Exchangeco”), and Corry Flatt, in his capacity as the Bonfire Holders’ Representative pursuant to the designation in Section 11.16. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 10 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY, Callco, Exchangeco and, upon its incorporation and its addition as a party to this Agreement pursuant to Section 11.4, Holdings may also be referred to individually herein as a “Party,” and collectively as the “Parties.”
PRELIMINARY STATEMENTS
A. GTY is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
B. Prior to the date of the filing of the Interim Order, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).
C. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
D. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
E. GTY Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.
F. Callco is a wholly-owned, direct Subsidiary of GTY and, following the GTY Merger, will be a wholly-owned, direct Subsidiary of Holdings.
G. Exchangeco is a wholly-owned, direct Subsidiary of Callco.
H. The Company and its Subsidiaries are engaged in the business of the research, design, development, implementation, customization, marketing, sale, licensing or provision of procurement and bid management products, applications, services or technologies (as such business is carried on as of the Closing Date, the “Business”).
I. Immediately prior to the Effective Time, the Persons listed in Section 2.3(a) of the Company’s Disclosure Schedule (together with the holders of the vested Bonfire Options and the Bonfire Warrant, the “Bonfire Holders”) will own all of the issued and outstanding shares of Capital Stock of the Company, which consists of Common Shares and Preferred Shares, issuable in series, the first series of which has been designated Series Seed I Preferred Shares, the second series of which has been designated Series Seed II Preferred Shares, the third series of which has been designated Series Seed III Preferred Shares, the fourth series of which has been designated Series Seed IV Preferred Shares and the fifth series of which has been designated Series A Preferred Shares (collectively, the “Bonfire Shares”).
J. The Company, GTY, Callco and Exchangeco wish to propose a statutory plan of arrangement under the OBCA on substantially the terms and conditions set forth in the Plan of Arrangement attached as Exhibit A involving, among other things, the acquisition by Callco and Exchangeco of all of the issued and outstanding Bonfire Shares in exchange for cash and, at the election of Bonfire Holders, shares of GTY Common Stock or Exchangeable Shares.

K. The Bonfire Board has unanimously determined that the Arrangement is in the best interests of the Company and recommends that the Bonfire Holders vote in favor of the Arrangement Resolution.
L. Certain Bonfire Holders, the Company and the GTY Parties have entered into voting and support agreements substantially in the form attached hereto as Exhibit H (“Voting and Support Agreements”), pursuant to which, among other things, the particular Bonfire Holders have agreed to vote all of the Bonfire Shares held by them in favor of the Arrangement Resolution at the Company Shareholder Meeting.
M. Immediately following the execution and delivery of this Agreement, the Company shall use all commercially reasonable efforts to obtain Voting and Support Agreements from the remaining Bonfire Holders and the holders of the Bonfire Options and Bonfire Warrants, in which case the parties hereto shall consider in good faith, and if acceptable shall make and approve, such amendments to this Agreement as may be reasonably required in order to give effect to the transactions contemplated herein by way of share purchase transactions without the requirement on the part of the parties hereto to complete the Arrangement, all in accordance with Section 1.13 of this Agreement.
N. The Bonfire Holders acknowledge that it is in the best interests of all of the holders of GTY Common Stock to reasonably cooperate in good faith with GTY in connection with the orderly sale and disposition of the GTY Common Stock in the future in a manner that maximizes value for all holders of GTY Common Stock, and certain of the Bonfire Holders have agreed to enter into certain covenants relating thereto contemplated by this Agreement.
Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1
PURCHASE AND SALE
1.1 Plan of Arrangement.
(a) Arrangement.   On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the OBCA, the Parties agree to carry out the Arrangement and to use their commercially reasonable efforts to cause the Closing to occur as promptly as practicable following the Proxy Statement Filing Date in accordance with the terms of this Article 1 and in any event after the date that all steps comprising the Pre-Closing Reorganization have been consummated and before the Termination Date. On the Closing Date, the Articles of Arrangement (“Articles of Arrangement”), the Final Order and such other documents as may be required to give effect to the Arrangement will be filed with the Director who will then issue the Certificate of Arrangement. The Certificate of Arrangement will be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Time.
(b) Interim Order.   The Company agrees that as soon as reasonably practicable after the date of this Agreement, but in any event prior to 5 Business Days following the Proxy Statement Filing Date, it will, in a manner reasonably acceptable to the GTY Parties, pursuant to Section 182(5) of the OBCA and, in cooperation with the GTY Parties, prepare, file and diligently pursue an application for the Interim Order, which will provide, among other things:
(i) for the calling and holding of the Company Shareholder Meeting, including confirming the record date for determining the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Shareholder Meeting and for the manner in which such notice is to be provided;
(ii) that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by the Bonfire Holders will be 66 2∕3% or more of the votes cast on the Arrangement Resolution by the Bonfire Holders present in person or represented by proxy at the Company Shareholder Meeting, voting together as a single class;

(iii) for the notice requirements with respect to the presentation of the application to the Court for a Final Order;
(iv) that the Company Shareholder Meeting may be adjourned or postponed from time to time by the Company with the consent of the GTY Parties without the need for further approval from the Court;
(v) confirmation of the record date for the purposes of determining the Bonfire Holders entitled to receive material and vote at the Company Shareholder Meeting; and
(vi) for such other matters as the GTY Parties may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.
(c) Company Shareholder Meeting.   The Company shall use its best efforts to take all such steps as are necessary to set the record date for the Company Shareholder Meeting as a date not later than the date the Interim Order is obtained in accordance with (b) above and subject to the terms of this Agreement and in accordance with and compliance with the Interim Order, as promptly as practicable (and in any event no later than 35 days after the Proxy Statement Filing Date or such later date as may be required in order to provide Bonfire Holders with additional disclosure as required in connection with the SEC review of the Proxy Statement) convene and hold the Company Shareholder Meeting in accordance with the Interim Order and applicable Law for the purpose of considering the Arrangement Resolution and, unless this Agreement has been validly terminated in accordance with Article 9, the Company will not cancel the Company Shareholder Meeting or fail to put the Arrangement Resolution before the Bonfire Holders for their consideration without the GTY Parties’ prior written consent, other than as may be required under the Interim Order or applicable Law. The Company will diligently do all such acts and things as may be necessary to comply with applicable Laws (including securities Laws and the articles of the Company) in relation to the Company Shareholder Meeting. Subject to the GTY Parties complying with all applicable Laws, the GTY Parties may at any time, directly or through a soliciting dealer, actively solicit proxies in favor of the Arrangement Resolution.
(d) Information Circular.
(i) As promptly as practicable after the execution and delivery of this Agreement, the Company will prepare the Circular, together with any other documents required by applicable Laws in connection with the Arrangement, and in consultation with the GTY Parties. In the context of preparing the Circular, the Company will consider in good faith any comments provided by GTY. As promptly as practicable after the receipt of the Interim Order (and in any event by no later than one (1) day thereafter), the Company will deliver the final Circular to the GTY Parties. The GTY Parties shall have the right to review and approve any changes to the Circular made in connection with the Interim Order. As soon as practicable after the GTY Parties’ approval of the Circular (and in any event no later than one (1) Business Day thereafter), the Company shall cause the Circular and all other documentation required in connection with the Company Shareholder Meeting to be sent to each of the Bonfire Holders and be filed as required by the Interim Order and applicable Law.
(ii) The Company will ensure that the Circular complies with all applicable Laws including securities Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the GTY Parties or any third party that is not an Affiliate of the Company). Without limiting the generality of the foregoing, the Company will ensure that the Circular: (i) provides Bonfire Holders entitled to vote with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Shareholder Meeting and the GTY Parties will provide all information they reasonably believe is required of them in order for the Company to do so, at the Company’s request, (ii) includes a statement that the Bonfire Board has unanimously determined that the Arrangement is in the best interests of the Company and recommends that the Bonfire Holders vote in favor of the Arrangement Resolution and (iii) includes a statement that each director and senior officer of the Company intends to vote all of his or her Bonfire Shares in favor of the Arrangement Resolution and against any resolution submitted by any Bonfire Holder that is inconsistent with the Arrangement.
(e) Final Order.   The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182(5) of the OBCA as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is approved at the Company Shareholders Meeting as provided for in the Interim Order.
(f) Preparation of Filings.   The Company shall:
(i) prepare any application for the orders, rulings and consents and any other documents reasonably deemed by the GTY Parties or the Company to be necessary to discharge their respective obligations under applicable securities and corporate Laws in connection with the Arrangement and the other transactions contemplated hereby including, if applicable, the draft Circular including the draft Interim Order and Articles of Arrangement that are required by the OBCA to be sent to the Director appointed pursuant to Section 278 of the OBCA in order for the Arrangement to be effective; and
(ii) take all such action as may be required under the OBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement, and the GTY Parties will cooperate with the Company in completion of the above.
(g) Information for Filings, etc.   Each of the GTY Parties and the Company will furnish to the other all such information concerning it and its shareholders as may be reasonably required (and, in the case of its shareholders, available to it) for the completion of the actions described in this Section 1.1, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.
(h) Changes in Information.   The GTY Parties and the Company will each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an order or a consent described in Section 1.1 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application or consent. In any such event, the GTY Parties and the Company will cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, will cause the same to be distributed to the Bonfire Holders and filed, as required with the relevant securities regulatory authorities.
1.2 Individual Arrangement Consideration.   The consideration payable to each Bonfire Holder by the GTY Parties for all of the Bonfire Shares held (or deemed to be held) by it at the Effective Time shall be the Individual Arrangement Consideration, comprised as follows:
(a) at the election of such Bonfire Holder in accordance with the Plan of Arrangement, the Pro Rata Portion of the Arrangement Shares (less the Pro Rata Portion of the Escrow Shares) in the form of either (i) shares of GTY Common Stock or (ii) the Exchangeable Shares, provided that in the event that a Bonfire Holder does not at least five (5) Business Days prior to the Closing Date provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Arrangement Shares to which it would otherwise be entitled under this Section 1.2(a) (such Arrangement Shares, “Cash-out Shares”), a cash payment equal to the GTY Share Price multiplied by the number of Arrangement Shares otherwise issuable to such Bonfire Holder under this Section 1.2(a);

(b) the Pro Rata Portion of the Cash Consideration;
(c) the right to receive the Pro Rata Portion of the Escrow Shares and Cash Escrow Amount, if any, pursuant to the Escrow Agreement, provided that in the event that a Bonfire Holder does not at least five (5) Business Days prior to the Closing Date provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Escrow Shares to which it would otherwise be entitled under this Section 1.2(c), a cash payment equal to the amount the Escrow Agent is able to sell such Escrow Shares for in open-market transactions (provided such Escrow Shares, if Exchangeable Shares, have been exchanged for shares of GTY Common Stock), less any brokerage fees or other transaction costs reasonably incurred in connection therewith;
(d) the right to receive the Pro Rata Portion of any amounts payable to the Bonfire Holders out of the Purchase Price Escrow Amount;
(e) the right to receive the Pro Rata Portion of an amount, if any, equal to the Earnout Payment; and
(f) the right to receive the Pro Rata Portion of any funds payable to the Bonfire Holders out of the Representative Expense Fund in accordance with Section 11.16(f).
For certainty, there is no assurance that the Bonfire Holders will be entitled to receive any of the distributions or payments contemplated in the foregoing subsections (c), (d) and (e). Each Bonfire Holder shall be required to execute and deliver to the Exchange Agent a Letter of Transmittal prior to receipt of his, her or its Individual Arrangement Consideration.
1.3 Payment and Delivery of Aggregate Arrangement Consideration.
(a) Subject to any withholding pursuant to Section 1.8, the GTY Parties shall pay the aggregate Individual Arrangement Consideration payable to all Bonfire Holders as follows:
(i) by depositing, or causing to be deposited, prior to the Effective Time with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by the GTY Parties and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the Bonfire Holders, for exchange in accordance with this Section 1.3 and the Plan of Arrangement through the Exchange Agent, sufficient funds, shares of GTY Common Stock and Exchangeable Shares in an aggregate amount necessary for the payment of the Cash Consideration (less the Closing Option Amount) and the Arrangement Shares (less the Escrow Shares);
(ii) by depositing prior to the Effective Time the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement; and
(iii) by depositing prior to the Effective Time $100,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent in accordance with Section 1.6 and Section 1.7 of this Agreement and in accordance with an Escrow Agreement to be in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”).
(b) The Cash Consideration and the Arrangement Shares (less the Escrow Shares) are referred to herein, collectively, as the “Arrangement Consideration”. The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Arrangement Consideration contemplated to be issued pursuant to the Plan of Arrangement out of the Exchange Fund. Except as contemplated by the Plan of Arrangement, the Exchange Fund shall not be used for any other purpose.
(c) The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the terms and conditions set forth in Section 1.6 and Section 1.7.

1.4 Exchange Share Rollover Election.   Exchangeco and each Bonfire Holder receiving Exchangeable Shares, either as Arrangement Shares at Closing or as part of the Earnout Payment, shall make a joint election under subsection 85(1) of the Tax Act and the corresponding provisions of any applicable provincial Tax statute with respect to the sale of Bonfire Shares sold by such holder. Each party shall bear their respective fees and expenses relating to the making of such election in accordance with Section 11.1 of this Agreement, it being understood that each such holder shall in a timely fashion, and at the sole cost and expense of the Company (and with such cost and expense to be estimated and accrued in the Estimated Closing Date Working Capital), prepare and provide Exchangeco with two signed copies of the appropriate election forms duly completed. Each such joint election shall specify an elected amount in respect of such Bonfire Shares to be determined by the relevant holder, subject to the limitations set forth in the Tax Act and the corresponding provisions of any applicable provincial Tax statute. Exchangeco shall sign any such joint election within a period of ten (10) Business Days from the date of its receipt from the applicable Bonfire Holder.
1.5 Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the Bonfire Holders’ Representative shall deliver to the GTY Parties a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Working Capital (“Estimated Closing Date Working Capital”), and either (i) the amount, if any, by which such estimate exceeds Target Working Capital (any such amount, an “Estimated Working Capital Excess”) or (ii) the amount, if any, by which such estimate is less than Target Working Capital (any such amount, an “Estimated Working Capital Deficit”);
(b) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(c) the resulting calculation of the Cash Consideration.
1.6 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the Bonfire Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Working Capital, (ii) Closing Date Cash, and (iii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”).
(b) Following the Closing Date, the Company shall permit the Bonfire Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.6. Notwithstanding the foregoing provisions of this Section 1.6(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the Bonfire Holders’ Representative to the extent that, in each case on the advice of its outside counsel (i) such information is subject to an attorney/client or attorney work product privilege or (ii) such access or the furnishing of such information is prohibited by applicable Law, in which case GTY shall use its commercially reasonable efforts to provide the requested information in such alternative manner as may be reasonably required for the purposes of the review and objection right and dispute process contemplated in this Section 1.6.
(c) If the Bonfire Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the Bonfire Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice (subject to GTY’s compliance with its obligations set forth in Section 1.6(b) above) shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the Bonfire Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the Bonfire Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the

Bonfire Holders’ Representative, shall be the “Final Purchase Price Adjustment Statement”. If the Bonfire Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.6(d).
(d) GTY and the Bonfire Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the “Final Purchase Price Adjustment Statement”. If GTY and the Bonfire Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the Bonfire Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the Bonfire Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Expert”) within fifteen (15) days after the end of such 20-day period. If GTY and the Bonfire Holders’ Representative are unable to agree upon an Accounting Expert within such 15-day period, then the Accounting Expert shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the Bonfire Holders’ Representative or any of their respective Affiliates. The Bonfire Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Expert for its engagement hereunder. The Accounting Expert shall consider only those Disputed Amounts which GTY and the Bonfire Holders’ Representative have been unable to resolve. The Accounting Expert will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the Bonfire Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Expert shall deliver to GTY and the Bonfire Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Expert shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the Bonfire Holders’ Representative, and at the Accounting Expert’s election, pursuant to responses provided by the GTY and the Bonfire Holders’ Representative to inquiries posed by the Accounting Expert’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Expert, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Expert’s decision (and as otherwise adjusted in accordance with this Section 1.6), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Expert shall be allocated to and borne by GTY and the Bonfire Holders’ Representative based on the inverse of the percentage that the Accounting Expert’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Expert. For example, should the items in dispute total in amount to $1,000 and the Accounting Expert awards $600 in favor of the Bonfire Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the Bonfire Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Expert otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 8 (and subject to the limitations set forth therein).
(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Representative Expense Fund, plus (vi) the amount of any Working Capital Excess as set forth in the Final Purchase Price Adjustment Statement, less (vii) the amount of any Working Capital Deficit as set forth in the

Final Purchase Price Adjustment Statement, plus (viii) the Closing Date Cash as set forth in the Final Purchase Price Adjustment Statement (in each case, terms used in this paragraph which are not defined in this Agreement shall have the same meaning as those same terms that are defined by reference to “Estimated”, except as finally determined).
1.7 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the Bonfire Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Bonfire Holders’ Representative for the benefit of the Bonfire Holders; and
(ii) GTY shall promptly pay to the Bonfire Holders’ Representative the balance of the Adjustment Amount, if any, for the benefit of the Bonfire Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the Bonfire Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(i) to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount;
(ii) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Bonfire Holders’ Representative the remainder of the Purchase Price Escrow Account, for the benefit of the Bonfire Holders; and
(iii) to the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the Bonfire Holders, subject to the limitations set forth in Article 8 hereof.
(d) Any amounts payable pursuant to this Section 1.7 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.6 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(e) The Bonfire Holders and the GTY Parties agree to treat any payment made pursuant to this Section 1.7 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.
1.8 Withholding.   Subject to Section 1.14 of this Agreement, the GTY Parties, the Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under the Code, the Tax Act, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement. For greater certainty, the number of shares of GTY Common Stock or Exchangeable Shares, or any shares forming part of the Earnout Payment, as the case may be, shall not be reduced to satisfy any such withholding obligation. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The GTY Parties shall provide the Bonfire Holders’ Representative with at least five (5) Business Days’ prior written notice of any withholding proposed to be made by the GTY Parties in accordance with the terms and conditions of this Section 1.8.
1.9 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and Bonfire Holders’ representative may mutually agree in writing (the “Closing Date”).
1.10 Earnout Payment.   Subject to the terms and conditions of Exhibit B, after the Closing, the applicable GTY Parties shall pay to the Bonfire Holders the Earnout Payment as additional consideration pursuant to and in accordance with Exhibit B.
1.11 Convertible Securities.
(a) Under the Plan of Arrangement:
(i) all vested Bonfire Options will, immediately prior to Closing, be surrendered for cancellation and the holders thereof will receive, subject to any Tax withholding remitting obligations of the Company, for each Bonfire Option, an amount equal to their Individual Arrangement Consideration, which shall be calculated based upon a number of Bonfire Shares equal to (A) the In-the-money-amount of such Bonfire Option, divided by (B) the Closing Value of a Bonfire Share, and each holder of Bonfire Options shall receive under the Plan of Arrangement the Individual Arrangement Consideration as if it were a Bonfire Holder with respect to such In-the-money-amount;
(ii) all unvested Bonfire Options will be surrendered for cancellation and the holders thereof will receive, subject to any Tax withholding remitting obligations of the Company, stock options under the GTY Equity Incentive Plan (“Assumed Option(s)”) in accordance with the Plan of Arrangement; provided that the Assumed Options shall represent, in the aggregate, no greater than 1,200,000 shares of GTY Common Stock;
(iii) each such Bonfire Option shall be cancelled and terminated and the holder thereof shall thereafter only have the right to receive the foregoing consideration and the Bonfire Stock Option Plan will be terminated and be of no further force and effect; provided that the payment of the Cash Consideration portion of the Individual Arrangement Consideration (the aggregate amount of all such Individual Arrangement Consideration, the “Closing Option Amount”) payable to any Bonfire Holder with respect to his or her Bonfire Option shall be transferred to the Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such Bonfire Holders of such Individual Arrangement Consideration through the Company’s payroll processing system or other appropriate account net of applicable Tax withholding;
(iv) the Bonfire Warrants will be surrendered for cancellation in exchange, subject to any Tax withholding remitting obligations of the Company, for an amount equal to the Individual Arrangement Consideration, which shall be calculated based upon a number of Bonfire Shares equal to (A) the In-the-money-amount of such Bonfire Warrant, divided by (B) the Closing Value of a Bonfire Share and the holder thereof shall thereafter only have the right to receive the foregoing consideration and the certificate representing the Bonfire Warrant will be terminated and be of no further force and effect;
(v) for greater certainty, the obligation of the Company to pay the consideration referred to in this Section 1.11 will not be considered a liability of the Company for the purposes of determining the Closing Date Working Capital, the Transaction Expenses, or the Closing Date Indebtedness;
(vi) each stock option granted under the GTY Equity Incentive Plan in respect of any unvested Bonfire Option shall continue to have, and be subject to, the same vesting terms as those set forth in the Bonfire Stock Option Plan and the option agreements relating thereto, as in effect immediately prior to the Closing, except that (A) such Assumed Option will be exercisable for that number of whole shares of GTY Common Stock equal to the product of the number of Bonfire Shares that were issuable upon exercise of such unvested Bonfire Option immediately prior to the Closing multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of GTY Common Stock, and (B) the per share exercise price for the shares of GTY

Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient obtained by dividing the exercise price per Bonfire Share at which such Assumed Option was exercisable immediately prior to the Closing by the Option Exchange Ratio, rounded up to the nearest whole cent; provided, however, that each such Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to GTY Common Stock prior to or subsequent to the Closing; and
(vii) notwithstanding any other provision of this Agreement, the Company shall have the right in its sole discretion and/or otherwise in accordance with the terms and conditions of the Bonfire Options to accelerate the vesting of all or any portion of the unvested Bonfire Options prior to the Closing.
1.12 Arrangement Binding on Bonfire Holders.   For greater certainty:
(a) this Agreement is intended to constitute a purchase and sale agreement relating to the Bonfire Shares, the terms and conditions of which shall include the provisions of the Plan of Arrangement;
(b) subject to the Plan of Arrangement taking effect, the execution of this Agreement by the Bonfire Holders’ Representative will be deemed to be and to have always been an execution of such purchase and sale agreement described in clause (a) on behalf of each Bonfire Holder; and
(c) subject to the Plan of Arrangement taking effect, each such Bonfire Holder will be deemed to be and to have always been a party to such purchase and sale agreement described in clause (a) effective on and after the date of this Agreement and, without limiting the generality of the forgoing, each such Bonfire Holder shall be bound by the provisions of this Section 1.12 and Section 11.16 and Article 8 of this Agreement.
1.13 Share Purchase Agreement.   The Company shall use all commercially reasonable efforts to obtain executed and delivered Voting and Support Agreements from all of the remaining Bonfire Holders, the remaining holders of Bonfire Options and the remaining holders of Bonfire Warrants on or before a date not later than September 15, 2018, in which case the parties hereto shall consider in good faith, and if acceptable in their respective sole discretion shall make and approve, such amendments to this Agreement as may be reasonably required in order to give effect to the transactions contemplated herein by way of share purchase transactions without the requirement on the part of the parties hereto to complete the Arrangement contemplated by Section 1.1 of this Agreement.
1.14 Section 110(1.1) of the Tax Act; Tax Slips.   Notwithstanding any other provision of this Agreement, the Parties hereto agree that it is their mutual intention to waive any entitlement to a deduction for Canadian Tax purposes in respect of the payment of the Individual Arrangement Consideration to be paid on account of the Bonfire Shares or Bonfire Options pursuant to Section 1.2 or Section 1.11, in accordance with subsection 110(1.1) of the Tax Act and undertake to prepare tax slips for the employees on such basis. Tax slips prepared for Canadian resident employees will, to the extent available, reflect the deduction pursuant to paragraph 110(1)(d) of the Tax Act.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES CONCERNING the Company
As an inducement to the GTY Parties to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to the GTY Parties as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Company Party (i) is an entity as described in Section 2.1 of the Company’s Disclosure Schedule, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws in all material respects. There have been no formal meetings of the equityholders or the boards of directors (or equivalent body) of the Company Parties or other material corporate actions, resolutions or consents of the equityholders or the boards of directors (or equivalent body) of the Company Parties that are not reflected in such books and records. No Company Party is in default under or in violation of any provision of its Organizational Documents, or has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
2.3 Capitalization and Subsidiaries.
(a) Section 2.3(a) of the Company’s Disclosure Schedule sets forth the authorized, issued and outstanding Capital Stock of the Company, and lists the registered owners of such Capital Stock and the number of shares of Capital Stock owned by each such Person. All of the Bonfire Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the Bonfire Shares have been issued in violation of, or, except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company to which the Company is a party, and to the Knowledge of the Company, there are no other voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company.
(b) Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the registered owners of such Capital Stock and the number of shares of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure

Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company.
(c) Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction and the Pre-Closing Reorganization, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract (excluding Commercial Software), Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock of any Company Party or upon any assets of any Company Party (other than Permitted Liens); or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction, in each case, except as would not be material. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement, as applicable, or otherwise consummating the Transaction.
2.5 Brokers’ Fees.   No Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Company or any of the GTY Parties or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements: (i) unaudited balance sheets, statements of income, stockholders’ equity and cash flows of the Company as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Annual Financial Statements”); and (ii) consolidated unaudited balance sheet, statements of income, stockholders’ equity and cash flows of the Company Parties as of and for the six-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Annual Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties, except as may be indicated in the notes or schedules thereto and except as set forth in Section 2.7 of the Company’s Schedule of Exceptions, present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties, as applicable, and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company Parties are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. No Company Party or independent auditor of any Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the system of preparation of the financial statements utilized by the Company Parties, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing.
(c) Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business. Without limiting the generality of the foregoing, except in connection with the Pre-Closing Reorganization or as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $50,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;
(vi) issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock (other than as a result of the incorporation of Bonfire US), or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock (other than such options and warrants set forth in Section 2.3(a) of the Company’s Disclosure Schedule), or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider; (B) adopted, amended or terminated any Company Benefit Plan or increased the compensation or benefits provided under any Company Benefit Plan, (C) terminated, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider of the Company, or (D) granted any equity or equity-based awards (other than such options and warrants set forth in Section 2.3(a) of the Company’s Disclosure Schedule);

(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) except in the Ordinary Course of Business, (A) made, changed or rescinded any Tax election, (B) settled or compromised any Tax liability, (C) amended any Tax Return or taken any position on any Tax Return, or (D) entered into any other transaction that would have the effect of materially increasing its Tax liability or materially reducing any of its Tax assets in respect of any taxable period ending after the Most Recent Fiscal Year End;
(xi) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiii) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xiv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount of assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xv) entered into any joint venture, partnership or similar arrangement;
(xvi) entered into or became subject to any power of attorney;
(xvii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;
(xviii) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xix) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xx) amended, modified, terminated, canceled or permitted to lapse any insurance policies; or
(xxi) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), (c) liabilities or obligations incurred in connection with the Transaction, or (d) those which are not, individually or in the aggregate, material in amount. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.

2.8 Litigation; Legal Compliance; Permits.
(a) There is no, and since January 1, 2017, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.
(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. The Company Parties have obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the Ordinary Course of Business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges Since January 1, 2017, (i) there has not occurred any default under any Permit by the Company Parties, (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and, to the Knowledge of the Company, no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the Business as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.
2.9 Tax Matters.
(a) Except as set forth in Section 2.9 of the Company’s Disclosure Schedule, the Company Parties and the Business have timely filed all Tax Returns required to be filed by them, and all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and payable by the Company Parties (whether or not shown or required to be shown on any Tax Return) have been paid. The Company Parties have made full and adequate provision in the Financial Statements and their books and records for all Taxes which are not yet due and payable. Neither the Company Parties nor the Business currently is the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2013, no claim has been made by an authority in a jurisdiction where the Company Parties or the Business do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company Parties or the Business that arose in connection with any failure (or alleged failure) to pay any Tax.
(b) Except as set forth in Section 2.9 of the Company’s Disclosure Schedule, each Company Party has collected, deducted, withheld and paid all Taxes required to have been collected, deducted, withheld and paid by it under applicable Laws. All Forms T4, T4A, W-2 and 1099, as well as any provincial, state or foreign equivalent required with respect to any amounts paid or owing to any employee or independent contractor, or other Person have been properly completed and timely filed.

(c) All research and development investment tax credits (“ITCs”) were claimed by each Company Party in accordance with the Tax Act and the relevant provincial Tax Laws and each Company Party satisfied at all times the relevant criteria and conditions entitling it to such ITCs. All refunds of ITCs received or receivable by each Company Party in any taxation year were claimed in accordance with the Tax Act and the relevant provincial Tax Laws and each Company Party satisfied at all times the relevant criteria and conditions entitling it to claim a refund of such ITCs.
(d) At no time during the 60-month period that ends at the Closing Date has more than 50% of the fair market value of the Bonfire Shares been derived directly or indirectly from one or any combination of:
(i) real or immovable property situated in Canada;
(ii) Canadian resource properties;
(iii) timber resource properties; and
(iv) options in respect of, or interests in, or for civil law rights in, property described in any of sub-paragraphs (i) to (iii) above, whether or not the property exists.
(e) None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Laws of any province or territory, has applied or will apply to the Company Parties at any time up to and including the Closing Date.
(f) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between any Company Party that is resident in Canada for purposes of the Tax Act and any Person that is both (A) a non-resident of Canada for purposes of the Tax Act and (B) not dealing at arm’s length with such Company Party for purposes of the Tax Act do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act. The method of allocating income and deductions among the Company Parties complies with the principles set forth under applicable Tax Laws on transfer pricing, and the Company has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.
(g) There is no Proceeding pending, proposed or threatened in writing, against or concerning the Business or Company Party with respect to any Taxes.
(h) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(i) No closing agreement is currently in force pursuant to Code § 7121 (or any similar provision of Law) with respect to any of the Company Parties, and none of the Company Parties have obtained a ruling from any taxing authority with respect to any Tax which will have any effect after the Closing.
2.10 Real Property; Personal Property.
(a) None of the Company Parties have or have ever had any Owned Real Property.
(b) Section 2.10(b) of the Company’s Disclosure Schedule sets forth the municipal address and legal description of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. Other than as described in Section 2.10(b) of the Company’s Disclosure Schedule, the Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of the Company or any of its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, any other party under any of the Leases is in default under any of the Leases and, to the Knowledge of the Company, no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by any party. Except as set forth on Section 2.10(b) of the Company’s Disclosure Schedule, no Consent, approval, agreement or notice is required of any party prior to and/or following the consummation of the Transaction under any Company Lease.
(c) Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.
(d) With respect to the premises of Leased Real Property: (i) no Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no Company Party has received any written notice of any pending special Tax, levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.
(e) Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. All of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business. For greater certainty, the provisions of this Section 2.10(e) do not apply to the Owned Intellectual Property or the Intellectual Property Licenses, and the only representations in respect thereof are contained in Section 2.11 thereof.
(f) Except as set forth in Section 2.10(f) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.
2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not interfered with, infringed, misappropriated, or otherwise violated, and do not interfere with, infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person in any respect, and no Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. No Person is interfering with or challenging any Owned Intellectual Property. To the Knowledge of the Company, no Person is infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used in or currently under development for, and material to, the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies (i) each patent, trademark, service mark, Internet domain name, and copyright registration or application, material unregistered Trademark which is owned by the Company Parties, (ii) all Intellectual Property Licenses which are utilized in the operation of the Business (excluding Commercial Software); and (iii) a high-level description of the Company Product.

Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, all the Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule is, to the Knowledge of the Company, valid and enforceable. A Company Party is the sole and exclusive owner (subject to the scope of protection provided by applicable Law and any limitations imposed by applicable Law) of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, other than Permitted Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or reasonably foreseeable, except for domain names coming up for renewal in the ordinary course and patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all material trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). Other than confidential information and trade secrets that, in the exercise of the Company Parties’ reasonable business judgment, the Company Parties have made an affirmative determination that there is an appropriate business reason not to protect such confidential information and trade secrets and where such confidential information and trade secrets did not constitute material Owned Intellectual Property, no such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties valid and enforceable (subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of law governing specific performance, injunctive relief and other equitable remedies) (1) written assignments of any such Intellectual Property to one of the Company Parties and (2) written waivers of moral rights that such Persons may possess in and to such Intellectual Property, and the Company has delivered true and complete copies of such assignments and waivers to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) Except as set forth on Section 2.11(d) of the Company’s Disclosure Schedule, no funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee or, to the Knowledge of the Company, contractor or consultant, who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property in a manner that affects any Owned Intellectual Property. Except as set forth on Section 2.11(d) of the Company’s Disclosure Schedule, none of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.
(e) Except as set forth on Section 2.11(e) of the Company’s Disclosure Schedule, no Company Product (including any Company Product currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software. Except as set forth on Section 2.11(e) of the Company’s Disclosure Schedule, all Publicly Available Software used by the Company Parties has been used in its entirety and without modification.
(f) None of the Owned Intellectual Property has been combined with Publicly Available Software and used, licensed or distributed by the Company Parties in a manner that would (i) require, or condition the use or distribution of such Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property, (ii) require the source code for such Owned Intellectual Property to be licensed for the purpose of making derivative works (iii) require the source code for such Owned Intellectual Property to be redistributable at no or minimal charge or (iv) impose any material restriction on the ability of the Company Parties to enforce any Owned Intellectual Property as currently used by the Business.
(g) Except as set forth on Section 2.11(g) of the Company’s Disclosure Schedule, each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(h) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(i) Except as set forth on Section 2.11(i) of the Company’s Disclosure Schedule, the Company Parties have not experienced any Security Breaches or material Security Incidents, and except as set forth on Section 2.11(i) of the Company’s Disclosure Schedule, none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Company Parties has received any written or oral complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(j) The Company Parties are and always have been in compliance with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access, use or disclose all Personal Information that is processed by or on behalf of the Company Parties in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein (including the Pre-Closing Reorganization) will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(k) The Company Parties have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties use and has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.
(l) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.
(m) To the Knowledge of the Company, the Company Parties are, and have at all times from and after July 1, 2015 been, in compliance with CASL and any and all other applicable anti-spam legislation in respect of commercial electronic messages sent by, and on behalf of, the Company Parties, or sent by the Company Parties on behalf of third parties.
(n) Except as set forth in Section 2.11(n) of the Company’s Disclosure Schedule, the Company Parties have received no complaints from any Person pertaining to CASL compliance, and have received no inquiries, requests for information or other correspondence from the Canadian Radio-televisions and Telecommunications Commission relating to CASL compliance.
(o) From and after January 15, 2015, the Company has obtained all necessary consents with respect to the computer programs it has, in the course of commercial activity, installed or caused to be installed on any other Person’s computer system, within the meaning of CASL.

2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Company Benefit Plan of the Company Parties):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000 or the loss of which would material to any Company Party or the Business;
(iii) each Lease;
(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each Contract relating to employment or consulting between the Company Parties, on one hand, and any of their current officers, directors, or executive level employees, on the other hand;
(x) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation on the Company Parties;
(xi) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of each Company Party in the Ordinary Course of Business and intellectual property assignment agreement with employees of each Company Party), in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than Commercial Software;
(xii) each current Company Government Contract, current Company Government Subcontract and current Bid;
(xiii) each Contract requiring any Company Party to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;
(xiv) each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and
(xv) any other Contract that is material to any Company Party and not previously disclosed pursuant to this Section 2.12(a).
(b) The Company has Made Available to the GTY Parties, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on the Company Party, and to the Knowledge of the Company, on the other parties thereto, on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract by a Company Party, or to the Knowledge of the Company, any other party thereto, or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
2.13 Government Contracts and Bids.
(a) Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company in the last five (5) years that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.
(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar provincial, state or federal Governmental Rule or applicable Law governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any Company Party’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b), or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.

(vii) Neither the Company Parties nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.
(b) The Company Parties and their officers, directors, managers, employees, consultants, and agents collectively hold all security clearances necessary for the operation of their business as presently conducted. The Business does not require any security clearances and no security clearances are held by the Company Parties or, to the Knowledge of the Company, their directors, officers, employees, consultants, or agents.
(c) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.
(d) To the Knowledge of the Company Parties, no current employee is a former employee of a Governmental Body.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business. There are no active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and (if maintained by the GTY Parties) immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has

(a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.
2.15 Employees.
(a) None of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no, and in the past five (5) years there has not been any, labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties and no union or labor representative holds bargaining rights with respect to any employees of the Company Parties or has applied or threatened to be certified as the bargaining agent of any employees of the Company Parties. No person has applied to have any Company Party declared a common or related employer pursuant to applicable Law. The Transaction shall not create any notice or consultation obligations for the Company Parties.
(b) Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all current employees (including temporary employees) of the Company Parties including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus and other incentive compensation opportunities and bonus and other incentive compensation paid, vacation entitlements and accruals, overtime eligibility and accruals, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), date of hire, and any other perquisites. All employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws, or similar Laws for non-US employees, are properly classified and the Company Parties have not received any claims or complaints regarding unpaid overtime. Current and complete copies of all employment Contracts have been Made Available to GTY.
(c) Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor and consultant who has provided services to the Company Parties in the past two (2) years, including the fees paid by the Company Parties to each independent contractor and consultant in 2017 and to-date in 2018 and whether they are subject to a written Contract. Current and complete copies of all such Contracts have been Made Available to GTY.
(d) The Company Parties are in compliance with all terms and conditions of employment and all applicable Laws, including, but not limited to, those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, human rights, discrimination in employment, wrongful discharge, collective bargaining, employment standards, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, workers’ compensation and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter and to the Knowledge of the Company there is no basis for such claims. The Company Parties have properly classified all independent contractors, consultants, and temporary employees correctly pursuant to applicable Law and none of the Company Parties has received any notice from any Governmental Body disputing such classification.
(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or non-US Laws, or otherwise trigger notice requirements or liability under similar state, local, or non-US Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.

(f) The Company Parties, as applicable, have paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) Except as disclosed in Section 2.15(g) of the Company Disclosure Schedule, no employee of any Company Party has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.
(h) Except as disclosed in Section 2.15(h) of the Company Disclosure Schedule there are no severance, compensation, change of control, employment, retention or other Contracts or benefit plans with current or former employees providing for cash or other compensation, benefits or acceleration of benefits upon the consummation of, or relating to, the transactions contemplated by this Agreement, including a change of control of any of the Company Parties.
(i) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Company Party has been reassessed in any material respect under such legislation during the past three (3) years and, to the Knowledge of the Company, no audit of any Company Party is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or potential claims which may materially adversely affect any Company Party’s accident cost experience.
(j) All orders and inspection reports under applicable occupational health and safety legislation (“OHSA”) have been provided to the GTY Parties. There are no charges pending under OHSA. The Company Parties have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.
(k) True and complete copies of all work permits and labour market impact assessment opinion confirmations relating to employees of any Company Party have been Made Available to the GTY Parties. The Company Parties are in compliance with all terms and conditions of the work permits and the labour market impact assessment confirmations. No audit by a Governmental Body is being conducted, or to the Knowledge of the Company pending, in respect of any foreign workers.
(l) Section 2.15(l) of the Company’s Disclosure Schedule lists all employees, independent contractors, consultants and temporary employees covered by any written non-competition or non-solicitation Contract with the Company Parties, and the Company Parties have provided or Made Available to GTY the current and complete copies of each such Contract. The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(m) The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.
2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list and description of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, dental, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan.”

(b) With respect to each Company Benefit Plan, the Company has Made Available in the electronic data room to GTY copies of such Company Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan, in the case of subsections (ii)-(viii) below to the extent applicable, (i) a written description of the terms of such plan, together with all related documentation including, without limitation, the most recent summary plan description (if any) and employee booklet (ii) the most recent annual reports on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iii) the most recent compliance and nondiscrimination tests, (iv) the most recent audited financial statements, (v) the most recent actuarial valuations, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) insurance contracts, including the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Body.
(c) With respect to each Company Benefit Plan: (i) each has been maintained, funded, operated, and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions, benefits, costs and premiums required to be paid with respect to any Company Benefit Plan have been paid or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body and has been maintained in good standing with the applicable Governmental Body, and nothing has occurred that would reasonably be expected to adversely affect the registered status of such Foreign Benefit Plan.
(d) Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) no advance tax rulings been sought or received in respect of any Foreign Benefit Plan, (iii) the fair market value of the assets of each Company Benefit Plan, the liability of each insurer for each Company Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to or obligations under such Company Benefit Plan, and each Company Benefit Plan has the level of reserves that is reasonable and sufficient to provide for all incurred but unreported claims, and (iv) no insurance policy or any other agreement affecting any Company Benefit Plan requires or permits a retroactive increase in contributions, premiums or other payments due under such insurance policy or agreement.
(e) Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Foreign Benefit Plan is a “registered pension plan”, a “deferred profit sharing plan”, a “retirement compensation arrangement”, a “registered retirement savings plan”, a “pooled registered pension plan”, or a “tax free savings account” as such terms are defined or described in the Income Tax Act (Canada).
(g) No Company Benefit Plan provides welfare, health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries, or to the beneficiaries or dependents of any officer, director or employee of the Company or its Subsidiaries, following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.

(h) With respect to the Company Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or threatened against the Company or its Subsidiaries. The Company Parties and each ERISA Affiliate have, for purposes of each Company Benefit Plan, and for all other purposes, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable.
(i) No Company Party has any obligation or commitment to “gross up” any Person with respect to Taxes under Section 409A or 4999 of the Code.
(j) Except as set forth in Section 2.16(j) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(k) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code, if applicable, or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
(l) All employee data necessary to administer each Company Benefit Plan in accordance with its terms and conditions and all Laws is in possession of the Company or its Subsidiaries and such data is complete, correct, and in a form which is sufficient for the proper administration of each Company Benefit Plan.
(m) Only employees or former employees (or any spouses, dependents, survivors or beneficiaries of any such employees or former employees) of Company or its Subsidiaries are entitled to participate in the Company Benefit Plans and no entity other than the Company or its Subsidiaries is a participating employer under any Company Benefit Plan.
(n) Except as set forth on Section 2.16(k) of the Company’s Disclosure Schedule, no Company Benefit Plan is a Foreign Benefit Plan.
2.17 Environmental, Health, and Safety Matters. Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule and except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
(a) The Company Parties and the Business are, and since January 1, 2012 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company Parties and the Business do not require any Consents and Permits under any Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business, and none have been required in connection with the occupation of the facilities and the operation of the Business since September 1, 2012.
(c) Since January 1, 2012, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Leased Real Property arising under Environmental, Health, and Safety Requirements.
(d) To the Knowledge of the Company, no Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.

(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) There are no environmental conditions on the Leased Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) There are no written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Other than (i) standard employee benefits generally made available to all employees and employment agreements disclosed in the Company’s Disclosure Schedule, (ii) standard director and officer indemnification obligations and agreements approved by the board of directors of the Company, (iii) agreements regarding the purchase of shares of the Company’s capital stock, (iv) as disclosed in Section 2.18 of the Company’s Disclosure Schedule, or (v) as contemplated by the Pre-Closing Reorganization, (a) there are no Contracts between any Company Party, on the one hand, and any Bonfire Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no Bonfire Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no Bonfire Holder or Affiliate of any Bonfire Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.
2.19 Competition Act; Investment Canada Act.
(a) For the purposes of Section 110(3) of the Competition Act, each of  (i) the total value of the Company’s assets in Canada plus the assets in Canada that are owned by entities that are controlled by the Company, and (ii) the gross revenues from sales in or from Canada generated from the assets referred to in (i) above, measured in accordance with the Competition Act, is less than C$92 million.
(b) Neither the Company nor any Subsidiary thereof provides any of the services, or engages in any of the activities of, a “cultural business” within the meaning of the Investment Canada Act.
2.20 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or, to the Knowledge of the Company, their agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses in violation of Anti-Corruption Laws, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.
2.21 Trade.   None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties nor to the knowledge of the Company Parties, any employee, agent, distributor, reseller, or other third-party representative acting on behalf of the Companies, is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury (collectively, “Trade Control Laws”).
2.22 Customers.
(a) Section 2.22(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) The Company Parties maintain good relations with each of their Key Customers, and, to the Knowledge of the Company, no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2016, no Key Customer (A) has canceled, terminated, or materially modified, or, to the Knowledge of the Company, threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or, to the Knowledge of the Company, threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers other than as set forth in the contracts with the Key Customers Made Available to GTY. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.
2.23 Suppliers.
(a) Section 2.23(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) The Company Parties maintain good relations with each of their Key Suppliers, and no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2016, no Key Supplier has (A) canceled, terminated, or materially modified, or, to the Knowledge of the Company, threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or, to the Knowledge of the Company, threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) to the Knowledge of the Company, breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or (E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.

2.24 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 2.24(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company as at June 30, 2018 (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the Ordinary Course of Business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except to the extent paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the notes and accounts receivable as of the Closing Date than the reserve reflected on the Interim Financial Statements represented of the notes and accounts receivable reflected therein and will not represent a material adverse change in the composition of such accounts and notes receivable in terms of aging). Except as set forth in Section 2.24(a) of the Company’s Disclosure Schedule, each of such accounts and notes receivable either has been or will be collected in full, within ninety (90) days after the date on which it first becomes due and payable.
(b) Except as set forth in Section 2.24(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused to pay a material obligation to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) there is no contest, claim, defense or right of setoff, other than returns in the Ordinary Course of Business relating to the amount or validity of such note or account receivable.
(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the Ordinary Course of Business. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the Ordinary Course of Business.
2.25 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all formal meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such formal meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries or its accountants or legal counsel.
2.26 Representations on IT.
(a) The IT Assets are operational, reasonably fulfill the purposes for which they were acquired or developed, have commercially reasonable security, back-ups and disaster recovery arrangements in place and hardware and Software support, maintenance and trained personnel which are sufficient in all material respects for the current needs of the Business. The Company Parties have disaster recovery and security plans, procedures and facilities and have taken commercially reasonable steps to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.
(b) All Company Products that have been commercially released (i) conform in all material respects with all specifications, representations, and warranties contractually made by the Company to its applicable customers except for defects that are covered by any applicable support arrangements with such customers, (ii) does not contain any Self-Help Code, Unauthorized Code, or similar programs, and (iii) have been maintained by the Company Parties on their own behalf or on behalf of their customers and other transferees to their reasonable satisfaction and in accordance with the Company Parties’ contractual obligations to their customers and industry standards. No Person other than the Company Parties and the Company Parties’ employees, contractors and service providers, possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and the Company Parties’ employees, contractors and services providers who are each subject to a written confidentiality obligation, and has been maintained strictly confidential. None of the Company Parties has any obligation to afford any Person access to any such source code. The Company Parties are in possession of all other material relating to the Software which is Owned Intellectual Property, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES CONCERNING BONFIRE HOLDERS
As an inducement to the GTY Parties to enter into this Agreement and to consummate the Transaction, each Bonfire Holder hereby represents and warrants to the GTY Parties as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
3.1 Capacity and Authority.   Such Bonfire Holder has full power, authority and legal capacity to enter into this Agreement and perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of such Bonfire Holder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
3.2 Title to Bonfire Shares.   Each Bonfire Holder and holder of Bonfire Options and Bonfire Warrants has good and marketable title to, and is the record and beneficial owner of, the Bonfire Shares, Bonfire Options and Bonfire Warrants, respectively, indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, the applicable GTY Party will acquire good and valid title to all of the Bonfire Shares, free and clear of all Liens and all of the Bonfire Options and Bonfire Warrants will be terminated pursuant to the Plan of Arrangement.
3.3 No Violation.   Such Bonfire Holder is not subject to or obligated under any applicable Law or any material agreement or instrument, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by such Bonfire Holder’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. Such Bonfire Holder is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by such Bonfire Holder in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. There are no suits or proceedings pending or, to such Bonfire Holder’s knowledge, threatened in writing, against such Bonfire Holder at law or in equity, or before or by any Governmental Body, which would adversely affect such Bonfire Holder’s performance under this Agreement or the consummation of the transactions contemplated hereby.
3.4 Brokers’ Fee.   Such Bonfire Holder does not (i) have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) have entered into any Contract which could give rise to any liability or obligation of any of the GTY Parties or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

3.5 No Disputes Among Bonfire Holders.   Such Bonfire Holder has not commenced or threatened any Proceeding against any other Bonfire Holder in respect of its ownership of Bonfire Shares, and, to the Knowledge of such Bonfire Holder, there is no basis for any such Proceeding.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES CONCERNING GTY PARTIES
As an inducement to Bonfire Holders to enter into this Agreement and to consummate the Transactions, each of the GTY Parties, jointly and severally, hereby represent and warrant, to the Company and the Bonfire Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
4.1 Organization, Qualification and Power.   Each GTY Party (i) is duly organized or incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or incorporated or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
4.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The board of directors of each of the GTY Parties have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the board of directors or shareholders of any of the GTY Parties are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
4.3 Capitalization.
(a) As of the date of this Agreement, the GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account as described in the GTY SEC Filings and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or GTY Common Stock or obligating GTY to issue or sell any shares of Capital Stock or GTY Common Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY or GTY Common Stock. All shares of Capital Stock of GTY and GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.

(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each of the GTY Parties. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 4.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 4.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Arrangement Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens, and the shares of GTY Common Stock that may be issued in connection with the Earnout Payment following the Closing will be, when issued, duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
(d) Section 4.3(d) of GTY’s Disclosure Schedule lists the pro forma capitalization of GTY after giving effect to the transactions contemplated hereby and the other Roll-up Transactions (assuming all such transactions are consummated in accordance with the terms thereof and without giving effect to any redemptions after the date hereof by GTY of shares issued in its initial public offering). Except as set forth on Section 4.3(d) of GTY’s Disclosure Schedule or in the GTY SEC Filings, neither GTY nor any other GTY Party will have outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of GTY or any other GTY Party, or subscriptions, warrants, options, rights (including pre-emptive rights), stock appreciation rights, phantom stock interests or other arrangements or commitments obligating GTY or any other GTY Party to issue or dispose of any of its respective equity securities or any other ownership interest in GTY or any GTY Party.
(e) Upon the Closing and the completion of the Roll-up Transactions, the authorized, issued and outstanding Capital Stock of Exchangeco shall be as set forth in Section 4.3(d)(ii) of GTY’s Disclosure Schedule and, except as set forth therein, (i) there shall be no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of Exchangeco or obligating of the Subsidiaries of Exchangeco to issue or sell any shares of Capital Stock; and (ii) there shall be no outstanding contractual obligations of the Subsidiaries of Exchangeco to repurchase, redeem or otherwise acquire any Capital Stock.
4.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 4.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction and Pre-Closing Reorganization, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 4.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.

(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
4.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
4.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 1006 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
(c) Except as set forth in Section 4.6 of GTY’s Disclosure Schedule, the GTY Parties do not have any liabilities required by GAAP to be set forth on the consolidated balance sheet of the GTY, except for liabilities that (i) are accrued or reserved against on the face of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto), (ii) were incurred subsequent to the date of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) in the Ordinary Course of Business, (iii) liabilities or obligations incurred in connection with the Transaction or (iv) those which do not, individually or in the aggregate, have a Material Adverse Effect.
(d) The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintain a system of Internal Controls. The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.
(e) Since the GTY Financial Statement Date, as of the date hereof, there has not been any Material Adverse Effect relating to GTY and no event has occurred, and no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect.

4.7 Litigation; Legal Compliance.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.
4.8 Related Party Transactions.   There have been no transactions, agreements, arrangements or understandings among any of the GTY Parties, on the one hand, and any Affiliates of any of the GTY Parties, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the GTY SEC Filings.
4.9 Trust Account.   As of the date of this Agreement, GTY has at least $562,277,933.00 Dollars in a trust account at UBS (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.” Except as described in the GTY SEC Filings, there are no side letters or other agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would entitle any Person (other than GTY Shareholders holding GTY Public Shares sold in GTY’s initial public offering who shall have elected to redeem their GTY Public Shares pursuant to GTY’s Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise taxes from any interest income earned in the Trust Account, and (B) to redeem GTY Public Shares in accordance with the provisions of GTY’s Organizational Documents. There is no Proceeding pending or, to the Knowledge of GTY, threatened in writing with respect to the Trust Account. The Trust Account constitutes all of the financing required for the consummation of the transactions contemplated by this Agreement and the Roll-Up Transactions and are sufficient to permit GTY to fund the Aggregate Purchase Price and the aggregate purchase price payable in connection with the Roll-Up Transactions and any other amounts payable by GTY or any of their respective Subsidiaries in connection with this Agreement and the transactions contemplated hereby.
4.10 Registration Rights; Anti-Dilution Provisions.   GTY has not entered into any agreement providing for the issuance of shares of GTY Common Stock to any counterparty to any of the Roll-Up Transactions that is less than the price per share (as adjusted for stock splits, combinations and the like) at which the Arrangement Shares have been issued pursuant hereto. GTY has not granted, and shall not grant prior to the Closing Date, any holder of shares in the capital of GTY, nor to any counterparty to any of the Roll-Up Transactions: (i) registration rights that are, on the whole, more favorable than the registration rights set forth in the Registration Rights Agreement, or (ii) any anti-dilution protection, price protection or similar provisions providing for the issuance of additional shares of GTY Common Stock or the payment of any additional consideration based on or relating in any way to: (x) the capitalization of GTY effective as of the Closing Date and the completion of the Roll-Up Transactions, and/or (y) the amount of the trading price of the GTY Common Stock before or during any period after the Closing Date or the date of the completion of the Roll-Up Transactions.
4.11 Lock Up Arrangements.   The restrictions set forth in the Lock Up Agreement(s) applicable to certain Bonfire Holders pursuant hereto are no more restrictive than those restrictions applicable to the other similarly situated parties to the Roll-Up Transactions (measured by, among other things, title, position, and the nature and amount of securities held by a Target Shareholder in any Roll-Up Transaction) and/or the sponsors of GTY.
4.12 GTY Merger.   To GTY’s Knowledge, no GTY Shareholder who receives shares of GTY stock in the GTY Merger and to GTY’s Knowledge, no Target Shareholder who receives shares of GTY stock in a Target Transaction, has a pre-existing commitment to sell the shares of GTY stock received in such GTY Merger or Target Transaction.
4.13 Investment Company Act.   GTY is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” in each case within the meaning of the Investment Company Act of 1940, as amended

4.14 GTY Nasdaq Listing.   The issued and outstanding GTY Public Shares, GTY Public Units, and GTY Public Warrants (and the shares underlying or subject to such GTY Public Units and GTY Public Warrants) (collectively, the “GTY Public Securities”) are registered pursuant to Section 12(b) of the Securities Exchange Act and are listed for trading on Nasdaq. There is no Order or Proceeding pending or, to the Knowledge of GTY, threatened against GTY by Nasdaq or the SEC with respect to any intention by such entity to deregister the GTY Public Securities or prohibit or terminate the listing of GTY Public Securities on Nasdaq. GTY has taken no action designed to terminate the registration of GTY Public Securities under the Securities Exchange Act.
ARTICLE 5
PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
5.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction; provided that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 7.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 7.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 7 below.
5.2 Notices and Consents.
(a) Governmental Consents.   The Bonfire Holders shall cause the Company Parties to, and GTY shall, promptly proceed to prepare and file with the appropriate Governmental Bodies such requests, reports or notifications as may be required or, in the reasonable opinion of GTY or the Bonfire Holders’ Representative, advisable, in connection with this Agreement. GTY shall and the Bonfire Holders shall and shall cause the Companies to furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any such filings or submissions. GTY shall and the Bonfire Holders shall and shall cause the Company Parties to keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Body in connection with the transactions contemplated by this Agreement.
(b) As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 5.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.
5.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 5.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY, the Company shall, and shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business; (ii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees; (iii) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement; (iv) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 7.2(a) would fail to be satisfied; and (v) not repay or incur any Debt or distribute or pay any cash after 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date.

5.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated May 2, 2018 (the “Confidentiality Agreement”), between GTY and the Company.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 8.
5.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such Party any reason to believe that any of the conditions of the other Party set forth in Article 7 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any such Party, or (v) would require any amendment or supplement to the Circular or any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 8; provided, further, that to the extent such supplement or amendment relates to any matter that occurs or arises on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 7. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
5.6 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly, at any time after the date hereof until the termination of this Agreement: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Company and the Bonfire Holders’ Representative, for and on behalf of the Bonfire Holders, acknowledges and agrees that each is aware, and that the Company Parties, the Bonfire Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and the Bonfire Holders’ Representative hereby agree, for themselves and on behalf of the Company Parties, the Bonfire Holders and each of their respective Affiliates and representatives, that from the date of this Agreement until the termination of this Agreement, and while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
5.7 SEC Filings.
(a) As promptly as practicable after the date hereof and subject to subsection (f), GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).
(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the stockholders of GTY. Without limiting subsection (f) below,

GTY shall advise the Company and the Bonfire Holders’ Representative as promptly as practicable (and in any event, within twenty-four (24) hours) after it receives notice of such effectiveness, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the Bonfire Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees reasonably available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the Bonfire Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement (it being understood and agreed that any information received by GTY pursuant to this Section 5.7 shall be subject to the provisions of Section 5.5). GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters. Except as required by law (and based upon the advice of outside legal counsel), neither the GTY Board nor any committee thereof shall withdraw the GTY Board recommendation that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters.
(c) At least ten (10) days prior to Closing (and in furtherance of subsection (f) below), GTY shall begin preparing, in consultation with Bonfire Holders’ Representative, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”), which Closing Form 8-K shall be reasonably acceptable to the Bonfire Holders’ Representative. Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter (and in any event within four (4) business days (or such other applicable deadline)), file the Closing Form 8-K with the SEC.
(d) The Company and Bonfire Holders’ Representative covenant and agree, jointly and severally, that the information (i) relating to the Bonfire Holders, the Company Parties or the Business, or any of their respective directors or officers, or (ii) provided by the Company, Bonfire Holders’ Representative or any Company Party, or any of their respective Affiliates or representatives, in any case of clause (i) and (ii) solely to the extent such information is supplied by the Company, Bonfire Holders’ Representative or any Company Party, or any of their respective Affiliates or representatives, for the purpose of inclusion in, and to be contained in or incorporated by reference in any GTY SEC Filing, including the Proxy Statement and any registration statement (including the Registration Statement) in connection with the transactions contemplated by this Agreement, any amendments or supplements thereto, and any solicitation materials filed with or furnished to the SEC pursuant to Rule 14a-12 under the Exchange Act or Rule 425 under the Securities Act, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (v) the time the Registration Statement (or any registration statement filed pursuant to the Registration Rights Agreement) is declared effective, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GTY, (x) the time of the GTY Shareholder Meeting, (y) the Closing or (z) the time the Closing Form 8-K is filed with the SEC. If, at any time prior to Closing, any event or circumstance relating to the Bonfire Holders, the Company Parties of the Business, or their respective directors or officers, should be discovered by the Company or the Bonfire Holders’ Representative which should be set forth in an amendment or a supplement to the Proxy Statement, the Company or the Bonfire Holders’ Representative shall promptly inform GTY. The Company and the Bonfire Holders’ Representative covenant to GTY that all documents that the Company or the Bonfire Holders’ Representative is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Securities Exchange Act and the rules and regulations thereunder.
(e) GTY covenants and agrees that the information (i) relating to the GTY Parties, or any of their respective directors or officers, or (ii) provided by the GTY Parties, or any of their respective Affiliates or representatives, in any case solely to the extent such information is supplied by the GTY Parties, or any of their respective Affiliates or representatives, for the purpose of inclusion in, and to be contained in or incorporated by reference in any GTY SEC Filing, including the Proxy Statement and any registration statement (including the Registration Statement) in connection with the transactions contemplated by this Agreement, any amendments or supplements thereto, and any solicitation materials filed with or furnished to the SEC pursuant to Rule 14a-12 under the Exchange Act or Rule 425 under the Securities Act, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (v) the time the Registration Statement (or any registration statement filed pursuant to the Registration Rights Agreement) is declared effective, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GTY, (x) the time of the GTY Shareholder Meeting, (y) the Closing or (z) at the time the Closing Form 8-K is filed with the SEC. If, at any time prior to Closing, any event or circumstance relating to the GTY Parties, or their respective directors or officers, should be discovered by GTY or any other GTY Party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, GTY shall promptly inform the Company and the Bonfire Holders’ Representative. GTY covenants to the Company and the Bonfire Holders’ Representative that all documents that the GTY Parties are responsible for filing with the SEC in connection with the transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Securities Exchange Act and the rules and regulations thereunder.
(f) Notwithstanding any other provision of this Agreement, GTY shall provide to the Company for its review and comment prior to filing the Signing Form 8-K, the Signing Press Release, the Registration Statement (including any amendments or supplements thereto), the Proxy Statement, the Additional GTY Filings, the Closing Form 8-K, the Closing Press Release, and any other filing made by GTY with the SEC or Nasdaq prior to the Closing Date. GTY shall provide the Company with a reasonable opportunity to review such materials prior to being filed or issued in accordance with this Agreement. GTY shall consider in good faith any comments provided by the Company in a timely manner prior to such filing or issuance.
5.8 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.

5.9 Listing of Shares.   GTY will use its commercially reasonable efforts to cause the Arrangement Shares (excluding the Exchangeable Shares) that will be issued in connection with the transactions contemplated hereby to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.
5.10 Certain Business Relationships.   The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.
5.11 Exercise of Company Rights.   Upon the request of GTY, the Company or any Bonfire Holder, as applicable, shall exercise any rights it may have under the Company’s Organizational Documents or other agreement among the Bonfire Holders to compel the Bonfire Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of Bonfire Shares or similar rights, in each case, to the extent permitted by applicable Law, in the case of any Bonfire Holder in accordance with the Bonfire Holder’s obligations pursuant to the Voting and Support Agreement executed and delivered by such Bonfire Holder.
5.12 Financial Statements and Related Information.   The Company shall use its best efforts to provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its subsidiaries required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 5.13, the “PCAOB Financial Statements”).
5.13 Pre-Closing Reorganization.   Prior to the Closing Date, the Company shall and the Bonfire Holders’ Representative shall cause the Company to effect a pre-closing reorganization substantially in the form set forth in Exhibit F (the “Pre-Closing Reorganization”), the exact form of which shall be settled by mutual agreement of the parties prior to Closing.
5.14 Trust Account.   Upon the satisfaction of the conditions set forth herein and provision of notice thereof to the Trustee (which notice GTY shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, GTY (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use reasonable best efforts to cause the Trustee to (A) pay as and when due all amounts payable to shareholders of GTY holding GTY Common Stock sold in GTY’s initial public offering who shall have previously validly elected to redeem their shares of GTY Common Stock pursuant to GTY’s Organizational Documents and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein. Prior to the Closing, GTY shall not agree to, or permit, any amendment or modification of, or waiver under, the Trust Agreement without the prior written consent of the Company.

5.15 Incentive Plan.   Prior to the Effective Time, GTY shall establish the GTY Equity Incentive Plan substantially in the form set forth on Exhibit G. GTY shall reserve up to 1,200,000 shares of GTY Common Stock (the “Bonfire Equity Incentive Allocations”) (as adjusted for stock splits, combinations and the like, and reduced by the number of Assumed Options) pursuant to the GTY Equity Incentive Plan for issuance of restricted stock or other equity-based awards to be granted with performance-based vesting at or after the Closing to employees who are employed in the Business. Subject to the prior written consent of Holdings (such consent not to be unreasonably withheld), the Founders shall have the right to allocate the Bonfire Equity Incentive Allocations (which allocations shall be made in a tax-efficient manner for Canadian residents to the extent reasonably practicable) among the Company’s employees, officers, and consultants, and on or within 30 days from the Closing Date, and Holdings shall provide the recipients with agreements setting forth such grants and allocations in accordance with the terms and conditions of the GTY Equity Incentive Plan.
5.16 Founder Employment Matters.   Prior to the Effective Time, each of Corry Flatt and Alex Millar shall have executed and delivered to GTY: (i) a form of employment agreement substantially in the form set forth in Exhibit K (the “Founder Employment Agreements”), and (ii) a restrictive covenant agreement as of the date hereof, to be effective as of the Effective Time (the “Restrictive Covenant Agreements”). Prior to the Closing, to the extent requested by GTY, the Company shall use commercially reasonable efforts to obtain a restrictive covenant agreement, in form and substance substantially similar to the Restrictive Covenant Agreements, from each of the individuals set forth on Schedule 5.16 of the Company’s Disclosure Schedule.
5.17 Callco Election.   CallCo shall make an election under Treasury Regulation Section 301.7701-3(c)(1)(i) of the Code, effective prior to the Closing Date, to be disregarded as an entity separate from its shareholder, GTY, and shall at all times thereafter remain so classified for U.S. federal tax purposes.
ARTICLE 6
POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
6.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
6.2 D&O Indemnification.
(a) From and after the Closing, GTY shall provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.
(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 6.2.

(d) The provisions of this Section 6.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
6.3 Exchangeable Shares.   From and after the Closing, none of the GTY Parties shall, and each shall cause Exchangeco not to, amend any provision of the Support Agreement in any manner that would prejudice the Bonfire Holders’ rights under or with respect to the Exchangeable Shares.
6.4 Registration Rights.   GTY hereby provides the registration rights covenants (the “Registration Rights Covenants”) for the benefit of the Bonfire Holders receiving Arrangement Shares set forth in Exhibit E hereto.
6.5 Continued Listing of Shares.   GTY will take such actions as are necessary to maintain the listing of the Arrangement Shares (excluding the Exchangeable Shares) and any shares of GTY Common Stock issued in connection with the Earnout Payment following the Closing.
6.6 Tax Matters.   The Bonfire Holders’ Representative shall prepare, or cause to be prepared, and shall timely file, or cause to be filed, any Tax Return (or similar form for provincial and local Tax purposes) of the Company for any taxable period ending on or before the Closing Date (and any amendments thereto) (the “Company Returns”). To the extent that any Company Return needs to be filed after the Closing Date by the Company, GTY shall cause the Company to file such Return in the form delivered by the Bonfire Holders’ Representative. GTY shall (i) cause the Company and its Subsidiaries to provide the Bonfire Holders’ Representative with such assistance as may be reasonably requested by the Bonfire Holders’ Representative in connection with the preparation of any Company Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes of the Company and (ii) cause the Company to retain and provide the Bonfire Holders’ Representative with any records or other information that may be relevant to any Company Return, audit or examination, proceeding, or determination, in each case, to the extent relating to a Company Return. The costs and expenses associated with the preparation and filing of such Company Returns shall be treated as Transaction Expenses for purposes of this Agreement. The GTY Parties shall not amend any Company Return at any time following Closing unless (x) the Bonfire Holders’ Representative consents in writing to such amendment; (y) such amendment does not give rise to any incremental liability for Taxes for which the Bonfire Holders would otherwise be liable pursuant to subsection 8.1(a) hereunder; or (z) such amendment is required by Law.
ARTICLE 7
CONDITIONS TO OBLIGATION TO CLOSE
7.1 Conditions to Obligations of the Company and GTY Parties.   The obligations of the Company, the Bonfire Holders, and the GTY Parties to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing;
(b) the Required Vote shall have been obtained;
(c) the Arrangement, in the manner contemplated by the Plan of Arrangement, shall have been approved by the Bonfire Holders in the manner required by applicable Laws (including any conditions under the Interim Order);
(d) the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the GTY Parties and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(e) there shall not be any Law or Order in effect, or any other Order or Proceeding preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part;
(f) the GTY Share Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemption and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account; and
(g) the GTY Merger has been declared effective.
7.2 Conditions to Obligations of the GTY Parties.   The obligations of each of the GTY Parties to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) each of the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each of the representations and warranties of the Bonfire Holders contained in Article 3 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(c) each Company Party and Bonfire Holder (including for certainty the Bonfire Holders’ Representative) shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(d) there shall not have been a Material Adverse Effect with respect to any Bonfire Holder, any Company Party or the Business;
(e) Bonfire Holders’ Representative shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 7.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;
(f) the Consents or Permits set forth in Section 7.2(e) of the Company’s Disclosure Schedule shall have been obtained;
(g) Bonfire Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by Bonfire Holders’ Representative and the Escrow Agent;
(h) those Bonfire Holders listed in Schedule 1 shall have delivered to GTY a duly executed Bonfire Holder Lockup Agreement;
(i) Bonfire Holders’ Representative shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for each Company Party;
(j) Bonfire Holders’ Representative shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company Disclosure Schedule;
(k) Bonfire Holders’ Representative shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;

(l) Bonfire Holders’ Representative shall deliver to GTY the Founder Employment Agreements and the Restrictive Covenant Agreements, all duly executed by the counterparties to such agreements and the Founder Employment Agreements and Restrictive Covenant Agreements shall be in full force and effect;
(m) GTY has received the PCAOPB Audited Financial Statements of the Company and the PCAOB Audited Financial Statements shall not materially deviate from the Annual Financial Statements or Interim Financial Statements;
(n) no more than 5% of the Bonfire Shares shall be Cash-out Shares;
(o) Bonfire Holders’ Representative shall have delivered to GTY evidence of completion of the Pre-Closing Reorganization; and
(p) the Roll-Up Transactions have closed or will close substantially simultaneously with the Closing.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.
7.3 Conditions to Obligations of the Company.   The Company’s and each Bonfire Holder’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:
(a) all of the representations and warranties of the GTY Parties contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each of the GTY Parties shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;
(c) GTY shall have delivered to Bonfire Holders’ Representative a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 7.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) each of the GTY Parties, as applicable, shall have duly authorized and issued the Arrangement Shares, and duly delivered: (i) the Arrangement Shares less the Escrow Shares, and (ii) the Cash Consideration, to the Exchange Agent;
(e) the applicable GTY Party shall have deposited the Escrow Shares and Cash Escrow Amount with the Escrow Agent;
(f) the GTY Parties shall have delivered to Bonfire Holders’ Representative the Escrow Agreement duly executed by the GTY Parties;
(g) the GTY Parties shall have delivered to Bonfire Holders’ Representative the Support Agreement duly executed by the parties thereto;
(h) the applicable GTY Party shall have executed and delivered the Founder Employment Agreements and Restrictive Covenant Agreements;
(i) the Arrangement Shares that are shares of GTY Common Stock shall be authorized for listing on Nasdaq subject only to official notice of issuance;
(j) GTY shall have delivered to the Bonfire Holders’ Representative, a copy of the notice from the Internal Revenue Service approving the election by Callco (pursuant to Section 5.17) to be disregarded as an entity separate from its shareholder, GTY; and

(k) there shall not have been a Material Adverse Effect with respect to any of the GTY Parties (other than, for this purpose, the Company and its Subsidiaries); provided that, without limiting Section 7.1(f) above, the determination of a Material Adverse Effect with respect to any of the GTY Parties shall not include any GTY Stock Redemption.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Bonfire Holders’ Representative.
ARTICLE 8
REMEDIES FOR BREACHES OF THIS AGREEMENT
8.1 Indemnification.
(a) Indemnification by Bonfire Holders.   Effective at and after the Closing, subject to the terms and conditions of this Article 8, the Bonfire Holders, acting through Bonfire Holders’ Representative, shall, severally and not jointly and severally, indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of such Bonfire Holder or any Company Party in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any Bonfire Holder, Bonfire Holders’ Representative or any Company Party in this Agreement or in any Ancillary Agreement, (iii) any out-of-pocket Adverse Consequences relating to defense costs incurred by any GTY Indemnitee resulting from, arising out of or related to disputes or Proceedings among the Bonfire Holders, (iv) any and all unpaid Closing Date Indebtedness, to the extent not actually deducted from the Final Cash Consideration, (v) Taxes of any Company Party in respect of a period (or portion thereof) ending on or prior to the Closing Date other than any Taxes arising in connection with the Pre-Closing Reorganization, and (vi) the Special Indemnity Matter (collectively, the “GTY Indemnifiable Matters”). Bonfire Holders and Bonfire Holders’ Representative acknowledge and agree that no Bonfire Holder or controlling Affiliate of any Bonfire Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock or Exchangeable Shares, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 6.2 of this Agreement) with respect to any Loss paid by the Bonfire Holders pursuant to this Article 8.
(b) Indemnification by GTY.   Effective at and after the Closing, subject to the terms and conditions of this Article 8, GTY shall indemnify and hold harmless each Bonfire Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “Bonfire Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any Ancillary Agreement or (iii) any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the Bonfire Holder Indemnitees to recovery under this Article 8 (collectively, the “Bonfire Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).

8.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that (i) the Fundamental Representations and the representations and warranties of the Company related to fraud, willful breach or intentional misrepresentation shall survive for 90 days beyond the applicable limitations period, and (ii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms.
(iii) Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 8 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 8.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 8.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $490,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold, subject to the other limitations set forth in this Article 8; provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties.
(c) Liability Cap.   The Indemnifying Party’s Pro Rata Portion of the Escrow Amount shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 8.1(a)(i) (the “Liability Cap”); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (i) any breach of or inaccuracy in any Fundamental Representation, in which case the maximum liability of the Indemnifying Parties under this Agreement shall be (subject to subsection (d)(iii) below) the lesser of the Indemnifying Party’s Pro Rata Portion of such Losses and the Individual Arrangement Consideration actually received or receivable by such Indemnifying Party pursuant to this Agreement (provided that in the case of a breach of a Fundamental Representation in Article 3, recourse may only be had against the Bonfire Holder that breached such Fundamental Representation, in which case the maximum liability of such Bonfire Holder shall not exceed the Individual Arrangement Consideration received or receivable by such Bonfire Holder), (ii) any intentional or fraudulent breaches of any representations or warranties, in which case the maximum liability of all Indemnifying Parties under this Agreement shall be the lesser of the Indemnifying Party’s Pro Rata Portion of such Losses and the Individual Arrangement Consideration actually received or receivable by such Indemnifying Party pursuant to this Agreement (provided, however, that if such intentional or fraudulent breach is a result of an Indemnifying Party’s intentional or fraudulent breach then there shall be no limitation on such Indemnifying Party’s liability under this Agreement), or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this Agreement shall be (inclusive of any liability for such breach(es) satisfied from the Escrow Amount) equal to the Indemnifying Party’s Pro Rata Portion of  $14,700,000.
(d) Other Limitations.   (i) Notwithstanding any other provision of this Agreement, no Losses may be recovered from any Bonfire Holder in excess of the Individual Arrangement Consideration actually received by the Bonfire Holder pursuant to this Agreement, (ii) no Losses may be recovered from any Bonfire Holder in excess of its Pro Rata Portion of the Escrow Amount in respect of any breach of Fundamental Representation by any other Bonfire Holder and no Losses may be recovered from any Bonfire Holder in respect of any breach of covenant or any intentional or fraudulent breaches by any other Bonfire Holder (such other Bonfire Holder, a “Subject Bonfire Holder”), and subject to the other limitations set forth in this Agreement, the Subject Bonfire Holder shall be solely liable for any such breach or such intentional or fraudulent breach; (iii) no Indemnified Party shall be entitled to double recovery for any Claim even though they may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by an Indemnifying Party in this Agreement; (iv) no Indemnifying Party shall be liable under this Agreement for any Losses to the extent that such Losses have been otherwise actually recovered by the Indemnified Party through any insurance; and (v) nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty or covenant of an Indemnifying Party under this Agreement. For purposes of calculating the indemnity limitations and caps set forth herein, any Arrangement Shares, if any, received by any Bonfire Holder shall be valued at the GTY Share Price.
8.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a Bonfire Holder Indemnitee (the “Indemnified Party”) intends to make a claim for Losses under this Article 8, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 8 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable, and (iv) a copy of all material written evidence of Loss; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 8, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. The Indemnified Party shall allow the Indemnifying Party to investigate the matter or circumstance alleged to give rise to the Indemnifiable Matter, and whether and to what extent any amount is payable in respect of the Indemnifiable Matter and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including reasonable access to the Indemnified Party’s premises and personnel during normal business hours, with advance written notice, and in such a manner so as not to interfere with the normal operations of such Indemnified Party, and the right to examine and copy any accounts, documents or records (not subject to any privilege)) as the Indemnifying Party may reasonably request. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 8 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable, and (iv) a copy of any correspondence or notice received from the relevant third party and all material written evidence of the Loss; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 8, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice given to the Indemnified Party not later than thirty (30) days after receipt of the Breach Notice, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and
(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 8.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 8. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 8.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. If the Indemnified Party conducts the defense of any Third-Party Claim, the amount to be paid by the Indemnified Party in the settlement or compromise of such Third-Party Claim without the prior consent of the Indemnifying Party to such payment amount shall not be deemed determinative of the amount of the indemnification payment owed by the Indemnifying Party to the Indemnified Party. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 8.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party. Notwithstanding the foregoing, in no event shall the Indemnifying Party be required to assume any liability in excess of the limitations set forth in this Agreement.
8.4 Other Indemnification Matters.   For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 8, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
8.5 Release of Escrow Amount from Escrow.
(a) Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the Bonfire Holders pursuant to this Article 8, the Escrow Agent shall, upon the receipt of a joint written instruction from GTY and the Bonfire Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 8: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 50% of such Loss and the number of Escrow Shares equal to the lesser of: that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 50% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 50% of the Loss, divided by (B) $10.00, in each case, subject to the Escrow Agreement. Notwithstanding, the foregoing, the Bonfire Holders shall have the right (“Cash Settlement Right”), but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Escrow Account and delivered to such GTY Indemnitee in respect of such Loss.
(b) Concurrently with any such transfer or release of Escrow Shares to the Bonfire Holders or to any GTY Indemnitee, each Party shall take all actions reasonably required to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated), and related transfer powers and indemnities or giving written direction to the GTY Parties’ transfer agent (or requiring the Escrow Agent to provide such written direction) and, in the case of any transfer by Bonfire Holders to any of the GTY Indemnitees, providing customary representations as to organization, existence and good standing of the Bonfire Holders, the legal right and requisite power and authority of the Bonfire Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each Bonfire Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer by Bonfire Holders to any of the GTY Indemnitees, the GTY Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. Subject to the exercise by any Bonfire Holder of the Cash Settlement Right, effective upon delivery of the joint written instruction or final non-appealable court order from a court of competent jurisdiction setting forth the amount of a Loss, the Bonfire Holders’

Representative hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 8.5(b) in respect of such Loss, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely
8.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 8.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 8, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 8.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 8 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.
8.7 Roll-Up Transactions.   The Company and the Bonfire Holders’ Representative acknowledge and agree that GTY and Exchangeco are not making any representations or warranties with respect to the Persons (other than GTY and Exchangeco) that are party to the Roll-Up Transactions, and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the Bonfire Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law).
ARTICLE 9
TERMINATION
9.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 7.1(b) or the Bonfire Holders in Section 7.1(c), as follows:
(a) by mutual written consent of each Party;
(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to GTY if GTY has failed to fulfill any material obligation or condition under this Agreement relating in any way to the conduct of the GTY Shareholder Meeting;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account is less than the Necessary Cash Amount;
(f) by GTY, (i) if any Company Party or any Bonfire Holder or Bonfire Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any Bonfire Holder becomes untrue) such that the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any Bonfire Holder, any Company Party or the Business;
(g) by the Company, if GTY or Exchangeco breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY or Exchangeco becomes become untrue), in either case, such that the conditions set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by Bonfire Holders’ Representative to the breaching Party; provided, that no Bonfire Holder or Company Party is in material breach of its obligations under this Agreement;
(h) by GTY, if the Company Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Arrangement Resolution was not passed in accordance with the Interim Order;
(i) by GTY, if Voting & Support Agreements representing no less than two-thirds of each of the (i) Common Shares of the Company, (ii) Preferred Shares of the Company, (iii) Series A Preferred Shares of the Company, (iv) Bonfire Warrants and (v) Bonfire Options are not executed and delivered by 3:45 p.m. Eastern Time on the second Business Day after the date of this Agreement or if such Voting & Support Agreements fail to be in full force and effect.
9.2 Effect of Termination.
(a) If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 5.4(b), this Section 9.2, Article 10 (to the extent any defined terms are used in any of the other surviving provisions) and Article 11 shall survive the termination.
(b) Limited Expense Reimbursement.
(i) In the event that the Company terminates this Agreement pursuant to Section 9.1(b), Section 9.1(c), Section 9.1(e) or Section 9.1(g), GTY shall promptly reimburse, by wire transfer of immediately available funds, up to 50% of the Company’s Transaction Expenses; provided, however, GTY shall not be required to provide reimbursement under this Section 9.2(b) for any amounts in excess of  $400,000 (the “Expense Reimbursement Payment”).
(ii) Each of the Parties hereto agrees that if this Agreement is terminated and the Expense Reimbursement Payment is due and payable, and unless the Company elects in writing to waive its right to receive the Expense Reimbursement Payment, the Expense Reimbursement Payment shall be the sole and exclusive remedy of the Company and its Affiliates and all direct and indirect equityholders (whether at law, in equity, in contract, in tort or otherwise) against the GTY Parties and any of their respective direct or indirect, former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees (each, a “GTY Related Party”) for any breach of this Agreement by any GTY Party or any Adverse Consequences suffered hereunder or under any other agreement executed in connection with the transactions contemplated hereby; provided that nothing in this Section 9.2(b)(ii) will limit the right of the Company and its Affiliates to bring or maintain, or receive damages in, any Action against a GTY Related Party arising out of or in connection with any breach of the Confidentiality Agreement. Subject to the proviso to the immediately preceding sentence, upon the Company’s receipt of full payment of the Expense Reimbursement Payment, (i) no GTY Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (ii) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any Action against any GTY Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (iii) the Company shall cause any Proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company against any GTY Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of the Expense Reimbursement Payment. The Company shall not be entitled to collect the Expense Reimbursement Payment on more than one occasion.
(iii) Each of the Parties hereto acknowledges that the Expense Reimbursement Payment, as and when payable pursuant to this Section 9.2, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which such amount is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.
ARTICLE 10
DEFINITIONS
“Accounting Expert” has the meaning set forth in Section 1.6(d).
“Accounts Receivable” has the meaning set forth in Section 2.24(a).
“Acquisition Proposal” has the meaning set forth in Section 5.6(a).
“Additional GTY Filings” has the meaning set forth in Section 5.7(b).
“Adjustment Amount” has the meaning set forth in Section 1.7(a).
“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Aggregate Option Exercise Price” means the aggregate exercise price payable in respect of all vested Bonfire Options and Bonfire Warrants outstanding as of immediately prior to the Closing Date.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Ancillary Agreements” means the Escrow Agreement, the Bonfire Holder Lockup Agreement, the Registration Rights Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.
“Annual Financial Statements” has the meaning set forth in Section 2.6(a).
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and GTY, each acting reasonably.
“Arrangement Consideration” has the meaning set forth in Section 1.3(b).
“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Shareholder Meeting by the Bonfire Holders in substantially the form attached as Exhibit C.
“Arrangement Shares” means newly issued shares of GTY Common Stock or Exchangeable Shares (issued in such proportions as reflects the elections or deemed elections made by Bonfire Holders pursuant to received Letters of Transmittal) each valued at the GTY Share Price, representing a value in the aggregate equal to $49,000,000.
“Articles of Arrangement” has the meaning set forth in Section 1.1(a).
“Bid” has the meaning set forth in Section 2.13(a).
“Bonfire Board” means the board of directors of the Company.
“Bonfire Holder Indemnifiable Matter” has the meaning set forth in Section 8.1(b).
“Bonfire Holder Indemnitees” has the meaning set forth in Section 8.1(b).
“Bonfire Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit I attached hereto.
“Bonfire Holders” has the meaning set forth in the preliminary statements, provided that for the purpose of the definition of  “Individual Arrangement Consideration”, Article 1, Section 5.6(b), and Article 8 and Section 11.16 of this Agreement: (i) holders of vested Bonfire Options will be treated as Bonfire Holders based on the number of Bonfire Shares obtained when the In-the-money-amount is divided by the Closing Value of a Bonfire Share, and (ii) the holders of Bonfire Warrant will be treated as a Bonfire Holder based on the number of Bonfire Shares obtained when the In-the-money-amount is divided by the Closing Value of a Bonfire Share.
“Bonfire Holders’ Representative” has the meaning set forth in Section 11.16(a).
“Bonfire Options” means options to purchase Bonfire Shares pursuant to the terms of the Bonfire Stock Option Plan.
“Bonfire Shares” has the meaning set forth in the preliminary statements.
“Bonfire Stock Option Plan” means the amended and restated stock option plan of the Company dated July 26, 2017.
“Bonfire US” means Bonfire Interactive US Ltd., a wholly-owned subsidiary of the Company.
“Bonfire Warrant” means the share purchase warrant of the Company held by Silicon Valley Bank dated May 16, 2018.
“Breach Notice” has the meaning set forth in Section 8.3(a).
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York or Toronto, Ontario.
“Callco” means 1176370 B.C. Unlimited Liability Company.
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require such Person to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.
“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Representative Expense Fund, plus (v) the amount of any Estimated Working Capital Excess, less (vi) the amount of any Estimated Working Capital Deficit, plus (vii) the Estimated Closing Cash Amount.
“Cash Escrow Amount” means $4,900,000.
“Cash-out Shares” has the meaning set forth in Section 1.2(a).
“Cash Purchase Price” means $49,000,000.
“CASL” means an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (S.C. 2010, c. 23).
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 183(2) of the OBCA in respect of the Articles of Arrangement.
“Circular” means the notice of the Company Shareholder Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent by the Company to the Bonfire Holders in connection with the Company Shareholder Meeting.
“Closing” has the meaning set forth in Section 1.9.
“Closing Date” has the meaning set forth in Section 1.9.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Statement” has the meaning set forth in Section 1.5.
“Closing Date Working Capital” means (a) the sum of the total current assets of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date minus (b) the sum of the total current liabilities of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date; provided, for the avoidance of doubt, that Closing Date Working Capital shall (A) exclude (i) any and all deferred Tax assets and liabilities for federal, state, local and non-U.S. income Tax purposes (other than as specifically referred to in subsection (B)), (ii) Closing Date Cash and Closing Date Indebtedness, (iii) gains or losses relating to derivative instruments or hedging activities and any assets or liabilities related to any margin accounts in respect of commodity derivative instruments or hedging activities, (iv) the costs resulting from any actions or inactions taken by the Company or its Subsidiaries at the request of GTY to be effective from and after the Closing, (v) any amounts required to be included as a current liability in accordance with GAAP in respect of the Company’s obligations to satisfy the redemption obligations in respect of the Preferred Shares include among the Bonfire Shares, (vi) any Taxes arising from the pre-Closing Reorganization, and (vii) deferred revenue in excess of 25% of the amount(s) otherwise required to be included in current liabilities in accordance with GAAP, and (B) include (i) the amount of any current Tax assets and liabilities (including, without limitation, any claim(s) by the Company in respect of refundable tax credits for scientific research and development expenses earned and accrued by the Company prior to the Closing) and treating any overpayments of Taxes by the Company or its Subsidiaries through the Closing (e.g., by way of estimated payments where the Company or its Subsidiaries would otherwise be entitled to a refund) as a current asset.
“Closing Form 8-K” has the meaning set forth in Section 5.7(c).

“Closing Press Release” has the meaning set forth in Section 5.7(c).
“Closing Value of a Bonfire Share” means the quotient obtained when (a) the sum of the (i) Cash Consideration, (ii) Purchase Price Escrow Amount, (iii) Escrow Amount, (iv) the product of the GTY Share Price and the number of Arrangement Shares (less the Escrow Shares) and (v) Aggregate Option Exercise Price is divided by (b) the fully diluted number of Bonfire Shares (assuming the exercise of all vested Bonfire Options and all unvested Bonfire Options, if any, that are accelerated prior to Closing and the exercise of all Bonfire Warrants) outstanding as of immediately prior to the Closing Date.
“Closing Value of a GTY Share” means the trading price of a share of GTY Common Stock as at the day immediately preceding the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Commercial Software” means any generally commercially available off-the-shelf software in executable code form or provided as a software-as-a-service offering that is available for a cost of not more than $5,000 for a perpetual license for a single user or work station (or $25,000 in the aggregate for all users and work stations) or in the case of a software-as-a-service offering no more than $10,000 annually in the aggregate for all users or subscribers.
“Company” has the meaning set forth in the preliminary statements to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company Parties” means, collectively, the Company and each of its Subsidiaries.
“Company Product” means the products and services that the Company currently markets, distributes, makes available or sells or licenses to customers.
“Company Returns” has the meaning set forth in Section 6.6.
“Company Shareholder Meeting” means the special meeting of Bonfire Holders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.
“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, as well as any rules and regulations promulgated thereunder.
“Confidentiality Agreement” has the meaning set forth in Section 5.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Court” means the Ontario Superior Court of Justice (Commercial List).
“Covered Persons” has the meaning set forth in Section 6.2(a).

“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any bonuses to the extent not included in current liabilities in the calculation of Closing Date Working Capital (including transaction-related bonuses), (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, except to the extent accounted for in the Closing Date Working Capital, (j) any entity level Taxes payable and, for clarity, all payroll Taxes associated with transaction bonuses or other transaction based payments, past due payroll taxes, except to the extent accounted for in the Closing Date Working Capital or arising from the Pre-Closing Reorganization, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (k) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties; provided, however, that no amount shall be included a Debt in respect of any amounts required to be included as a current liability in accordance with GAAP in respect of the Company’s obligations to satisfy the redemption obligations in respect of the Preferred Shares included among the Bonfire Shares.
“Director” means the Director appointed pursuant to Section 278 of the OBCA.
“Disclosure Schedule” means the respective disclosure schedules of  (a) the GTY Parties and (b) Company, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 6.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to the GTY Parties prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.
“Disputed Amounts” has the meaning set forth in Section 1.6(c).
“Earnout Payment” has the meaning set forth on Exhibit B.
“Effective Time” has the meaning set forth in the Plan of Arrangement.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, N.A.
“Escrow Agreement” has the meaning set forth in Section 1.3(a)(iii).
“Escrow Amount” means, as determined from time to time, the value of the Cash Escrow Amount and the value of the Escrow Shares, in each case, then remaining in the Indemnity Escrow Account.
“Escrow Shares” means newly issued shares of GTY Common Stock or Exchangeable Shares (issued in such proportions as reflects the elections or deemed elections made by Bonfire Holders pursuant to received Letters of Transmittal) each valued at the GTY Share Price, representing a value in the aggregate equal to $4,900,000.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.5(b).
“Estimated Closing Date Working Capital” has the meaning set forth in Section 1.5(a).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.5(b).
“Estimated Working Capital Deficit” has the meaning set forth in Section 1.5(a).
“Estimated Working Capital Excess” has the meaning set forth in Section 1.5(a).
“Exchange Agent” has the meaning set forth in Section 1.3(a)(i).
“Exchange Fund” has the meaning set forth in Section 1.3(b).
“Exchangeable Shares” means the exchangeable shares in the capital of Exchangeco as set out in the Plan of Arrangement.
“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in the articles of Exchangeco and to be substantially in the form set out in Exhibit A to the Plan of Arrangement.
“Exchangeco” has the meaning set forth in the preface to this Agreement.
“Final Cash Consideration” has the meaning set forth in Section 1.6(e).
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Closing Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.
“Final Purchase Price Adjustment Statement” has the meaning set forth in Section 1.6(c) or Section 1.6(d), as applicable.
“Financial Reporting Manual” shall mean the SEC Financial Reporting Manual dated as of December 1, 2017.
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).
“Founder Employment Agreements” has the meaning set forth in Section 5.16.
“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to Bonfire Shares), 2.4 (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters) 2.18 (Affiliate Transactions; Certain Business Relationships), (b) the representations and warranties of the Bonfire Holders set forth in Article 3, and (c) the representations and warranties of the GTY Parties set forth in Sections 4.1 (Organization, Qualification, Power), 4.2 (Authorization), 4.3 (Capitalization), 4.4 (Non-contravention; Required Consents), 4.5 (Brokers’ Fees).

“GAAP” means, with respect to any of the GTY Parties and any Person incorporated, merged or in the United States, the generally accepted accounting principles in the United States and with respect to any Person incorporated, amalgamated or continued in Canada, means accounting principles generally accepted in Canada as set-out in the CICA Handbook — Accounting, in each case as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.23(a).
“Governmental Body” means any international, foreign or domestic federal, state, provincial or local government or quasi-governmental authority or any department, agency, subdivision, office, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common shares of Holdings.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit G attached hereto.
“GTY Indemnifiable Matter” has the meaning set forth in Section 8.1(a).
“GTY Indemnitees” has the meaning set forth in Section 8.1(a).
“GTY Merger” has the meaning set forth in the preliminary statements.
“GTY Merger Sub” has the meaning set forth in the preliminary statements.
“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including Exchangeco, Callco and including the Company and its Subsidiaries from and after the Closing.
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY Public Units” means the units issued in GTY’s initial public offering consisting of one GTY Public Share and one-third of one GTY Public Warrant.
“GTY Public Warrant” means one whole warrant that was included in as part of the GTY Public Units, entitling the holder thereof to purchase one GTY Public Share at an exercise price of  $11.50 per GTY Public Share.
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Shareholder Meeting” means an extraordinary general meeting of GTY for the GTY Shareholders to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, including the issuance of the shares of GTY Common Stock to be issued in connection with this Transaction and the Roll-Up Transactions, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing GTY Shareholders with the opportunity to elect to effect a GTY Share Redemptions, (e) the GTY Merger and (f) any other proposals submitted to the vote of GTY Shareholders in the Proxy Statement.
“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.

“GTY Share Price” means the lesser of  $10.00 per share (as adjusted for any stock splits, stock dividends, stock combinations or similar changes in the equity capitalization of GTY or Exchangeco, as applicable, on or prior to the Closing Date) and the lowest price per share at which shares of GTY Common Stock are issued to any other target in the Roll-Up Transactions or in connection with any equity financing completed by Holdings or GTY on or prior to the completion of the Arrangement.
“GTY Share Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement or pursuant to the rules and regulations of the SEC) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement or pursuant to rules and regulations of the SEC.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Holdings” has the meaning set forth in the preliminary statements.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“In-the-money-amount” means an amount equal to the product of  (i) the excess of the Closing Value of a Bonfire Share over the exercise price of such security and (ii) the number of Bonfire Shares into which such convertible security is exercisable.
“Indemnifiable Matters” has the meaning set forth in Section 8.1(b).
“Indemnified Party” has the meaning set forth in Section 8.3(a).
“Indemnifying Party” has the meaning set forth in Section 8.3(a).
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY and Exchangeco will deposit (i) the Escrow Shares and (ii) the Cash Escrow Amount.
“Individual Arrangement Consideration” means, with respect to a Bonfire Holder (i) at the election of such Bonfire Holder in accordance with Section 3.3 of the Plan of Arrangement, the Pro Rata Portion of either (A) the shares of GTY Common Stock or (B) Exchangeable Shares, less the Pro Rata Portion of the Escrow Shares, payable in accordance with the procedures set forth in Section 5.1 of the Plan of Arrangement, plus any funds payable to the Bonfire Holders out of the Representative Expense Fund in accordance with Section 11.16(f), provided that in the event that a Bonfire Holder does not provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Arrangement Shares to which it would otherwise be entitled, a cash payment equal to the GTY Share Price multiplied by the number of Arrangement Shares otherwise issuable to such Bonfire Holder, (ii) the Pro Rata Portion of the Cash Consideration payable in accordance with the procedures set forth in Section 5.1 of the Plan of Arrangement, (iii) the right to receive the Pro Rata Portion of the Escrow Shares and Cash Escrow Amount, if any, pursuant to the Escrow Agreement, provided that in the event that a Bonfire Holder does not provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Escrow Shares to which it would otherwise be entitled, a cash payment equal to the amount the Escrow Agent is able to sell such Escrow Shares for in open-market transactions (provided such Escrow Shares, if Exchangeable Shares, have been exchanged for shares of GTY Common Stock), less any brokerage fees or other transaction costs reasonably incurred in connection therewith, (iv) the right to receive the Pro Rata Portion of any amounts payable to the Bonfire Holders out of the Purchase Price Escrow Account pursuant to Section 1.6 and Section 1.7 and the Escrow Agreement and (v) the right to receive the Pro Rata Portion of an amount, if any, equal to the Earnout Payment (which shall be calculated and payable in accordance with Exhibit C of the Plan of Arrangement).
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, divisionals, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works, integrated circuit topographies and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, providing for, among other things, the calling and holding of the Company Shareholder Meeting.
“Internal Controls” has the meaning set forth in Section 4.6(d).
“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, as well as any rules and regulations promulgated thereunder.
“Investment Requirements” means the certification by a Bonfire Holder that the issuance to such Bonfire Holder of the Arrangement Shares and/or Escrow Shares satisfies the applicable requirements of United States Securities Laws, which for certainty may be satisfied by the delivery to GTY of a duly executed and properly completed Letter of Transmittal.
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used internally at the Company Parties’ premises or held at the Company Parties’ provider of data center facilities or other IT or cloud service providers for use in the operation of the Business.
“ITCs” has the meaning set forth in Section 2.9(c).
“Key Customers” has the meaning set forth in Section 2.22(a).
“Key Suppliers” has the meaning set forth in Section 2.23(a).
“Knowledge” means (a) in the case of the Company, the knowledge of Corry Flatt, Alex Millar, Trisha Jack and Kim Veenstra, after due inquiry; and (b) in the case of GTY or Exchangeco, the knowledge of Harry You and Carter Glatt, after due inquiry.

“Law” means any foreign or domestic federal, state, provincial or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, Consents, non-disturbance agreements and other agreements with respect thereto.
“Letter of Transmittal” means the letter of transmittal to be distributed to Bonfire Holders in connection with the Company Meeting in the form set forth in Exhibit J.
“Liability Cap” has the meaning set forth in Section 8.2(c).
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.
“Made Available” shall mean that the information referred to has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates; (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; (g) earthquakes, hurricanes, floods, or other natural disasters; or (h) any change resulting from the announcement or disclosure of the transactions contemplated by this Agreement (other than any announcement by the Company that is in violation of the terms of this Agreement or any Ancillary Agreement); provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.
“Nasdaq” means The Nasdaq Capital Market, or such other appropriate exchange or market operated by the Nasdaq Stock Market (or successor exchange or market).

“Necessary Cash Amount” means $325,000,000.
“OBCA” means the Business Corporations Act (Ontario).
“OHSA” has the meaning set forth in Section 2.15(j).
“Option Exchange Ratio” means (a) the Closing Value of a Bonfire Share divided by (b) the Closing Value of a GTY Share.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Organizational Documents” means with respect to any entity, the articles of incorporation, memorandum of association and articles of association, deed of incorporation, certificate of formation or other applicable organizational, constitutional or charter documents relating to the creation, organization or incorporation of such entity, and the bylaws, operating agreement, memorandum of association and articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” and “Parties” have the meaning set forth in the preface of this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Audited Financial Statements” shall have the meaning set forth in Section 7.2(m).
“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person other than any license of Intellectual Property.
“Permitted Liens” means, collectively, (a) Liens for Taxes not yet due or payable or for Taxes that the Company Parties are contesting in good faith through appropriate Proceedings in a timely manner, in each case for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Latest Balance Sheet, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).
“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name, address, retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.

“Plan of Arrangement” means the plan of arrangement set forth in Exhibit A, as from time to time amended, supplemented or restated in accordance with the terms thereof.
“Pre-Closing Reorganization” has the meaning set forth in Section 5.13.
“Privacy and Security Requirements” means (a) all Privacy Laws, (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or Data.
“Privacy Laws” means any Laws or Orders applicable to the Company Parties in respect to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Company Parties in respect to the Processing of biometric data, the Federal Trade Commission Act; the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia), the Personal Information Protection Act (Alberta), and the Act respecting the protection of personal information in the private sector (Quebec), in each case to the extent applicable to the Company Parties; and all Laws related to breach notification.
“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies of the Company Parties.
“Proceeding” means any claim, demand, action, audit, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of Bonfire Shares owned by a Bonfire Holder as of the Closing Date, by (b) the total number of Bonfire Shares issued and outstanding as of immediately prior to the Closing (including, for such purpose, the aggregate number of Bonfire Shares issuable by the Company in respect of any vested Bonfire Options and the Bonfire Warrants calculated in accordance with this Agreement at the time of Closing).
“Proxy Statement” has the meaning set forth in Section 5.7(b).
“Proxy Statement Filing Date” means the date of filing of the preliminary Proxy Statement with the SEC.
“Publicly Available Software” means (i) any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.6(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.6(c).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.3(a)(iii).
“Purchase Price Escrow Amount” has the meaning set forth in Section 1.3(a)(iii).
“Registration Rights Agreement” has the meaning set forth in Section 5.7(e).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by GTY under the Securities Act with respect to shares of GTY Common Stock to be issued in connection with this Transaction and the Roll-Up Transactions.
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Representative Expense Fund” has the meaning set forth in Section 11.16(f).
“Restrictive Covenant Agreements” has the meaning set forth in Section 5.16.
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein.
“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including, but not limited to, Iran, North Korea, Syria, and the Crimea region of Ukraine).
“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), or the United Nations Security Council.
“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any relevant U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach, security breach, or breach of Personal Information or Data under applicable Laws.
“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program but in all circumstances excluding any licensing strings or keys or other copyright control mechanisms as described in the applicable documentation for the Software.
“Signing Form 8-K” has the meaning set forth in Section 5.7(a).
“Signing Press Release” has the meaning set forth in Section 5.7(a).

“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Special Indemnity Matter” means any Adverse Consequences that result from the matters disclosed by the Company in Section 2.11(i) of the Company’s Disclosure Schedule.
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Support Agreement” means the Support Agreement in substantially the form attached hereto as Exhibit L to be dated as of the Closing Date relating to the Exchangeable Shares and made among GTY, Callco and Exchangeco.
“Target Shareholder” means any holder of stock, equity or a security of a company who will receive shares of GTY Common Stock in a Target Transaction.
“Target Transaction” means the acquisition of eCivis, Inc., a Delaware corporation, Open Counter Enterprises Inc., a Delaware corporation, Questica Inc., a corporation incorporated under the laws of Ontario, Canada and Sherpa Government Solutions LLC, a Delaware limited liability company, each of which, taken in conjunction with the transactions contemplated by this Agreement, is intended to be part of a larger transaction that will qualify as a tax-deferred exchange under Section 351 of the Code.
“Target Working Capital” means $742,965.
“Tax” or “Taxes” means any federal, state, provincial, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, goods and services, harmonized sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, abandoned property or escheat, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge, including all employment insurance, health insurance and Canada, Quebec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar government charges of any kind (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), including as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto.
“Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.) c. 1.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Termination Date” has the meaning set forth in Section 9.1(b).
“Third Party Claim” has the meaning set forth in Section 8.3(b).
“Threshold” has the meaning set forth in Section 8.2(b).
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trade Control Laws” has the meaning set forth in Section 2.21.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by Bonfire Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers).
“Trust Account” has the meaning set forth in Section 4.9.
“Trust Agreement” means the Investment Management Trust Agreement, dated October 26, 2016, by and between GTY and the Trustee.
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“Voting and Support Agreement” has the meaning set forth in the preface of this Agreement.
“WARN Act” has the meaning set forth in Section 2.15(d).
ARTICLE 11
MISCELLANEOUS
11.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that: (a) upon and subject to the occurrence of the Closing, the Transaction Expenses of each Party shall be paid or reimbursed from the working capital of the GTY Parties.
11.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section 6.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.
11.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 6.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
11.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein (including those deemed to be a Party hereto by virtue of the Plan of Arrangement) and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement; provided, however, that notwithstanding such assignment (including any assignment to Holdings), GTY shall continue to be obliged to perform all of its obligations under this Agreement. Except the indemnified parties with respect to Section 6.2 and the Bonfire Holder Indemnitees and the GTY Indemnitees as provided in Article 9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
11.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
11.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
11.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to Bonfire Holders or the Company Parties, then to Bonfire Holders’ Representative:	121 Charles St. W. #C429, Kitchener ON N2G 1H6 Attention: Corry Flatt, President Facsimile: N/A Email: cflatt@gobonfire.com
with a copy to:	LaBarge Weinstein LLP 375 Water Street, Suite 501 Vancouver, British Columbia V68 1B8 Attention: James Smith Facsimile: 604.484.1064 Email: js@lwlaw.com
If to any of the GTY Parties or the Company following Closing:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology.com
with a copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
with a copy to:	Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, Quebec H3B 3V2 Attention: John Leopold Facsimile: (514) 397-3222 Email: JLeopold@stikeman.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
11.8 Governing Law.   This Agreement is governed by, and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
11.9 Amendments and Waivers.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
11.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
11.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
11.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
11.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.

11.14 Trust Account Waiver.   Each of the Company and the Bonfire Holders’ Representative, for and on behalf of the Bonfire Holders, acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of the GTY Parties entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Bonfire Holders’ Representative, for itself and the affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever.
11.15 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein. The GTY Parties hereby agree that a provision substantially similar to this Section 11.15 is or shall be included in each of the definitive agreement(s) giving effect to the Roll-up Transactions.
11.16 Bonfire Holders’ Representative.
(a) Each Bonfire Holder shall be deemed to have appointed Corry Flatt (or his successor, as appointed in accordance with subsection (e) below) (“Bonfire Holders’ Representative”) to serve as Bonfire Holders’ Representative for and on behalf of Bonfire Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the Bonfire Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of Bonfire Holders’ Representative for the accomplishment of the foregoing. More specifically, Bonfire Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each Bonfire Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each Bonfire Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such Bonfire Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to Bonfire Holders’ Representative. Bonfire Holders’ Representative shall be authorized to take all actions on behalf of Bonfire Holders in connection with any claims made under Article 8 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the Bonfire Holders. No bond shall be required of Bonfire Holders’ Representative, and Bonfire Holders’ Representative shall receive no compensation for its services. Notices or communications to or from Bonfire Holders’ Representative shall constitute notice to or from each Bonfire Holder.
(b) Bonfire Holders’ Representative shall not be liable for any act done or omitted hereunder as Bonfire Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Bonfire Holders shall severally indemnify Bonfire Holders’ Representative and hold Bonfire Holders’ Representative harmless against any Adverse Consequences incurred without gross negligence or willful misconduct on the part of Bonfire Holders’

Representative and arising out of or in connection with the acceptance or administration of Bonfire Holders’ Representative’s duties hereunder.
(c) A decision, act, consent or instruction of Bonfire Holders’ Representative shall constitute a decision of all Bonfire Holders and shall be final, binding and conclusive upon all Bonfire Holders. GTY is hereby entitled to rely on all statements, representations and decisions of Bonfire Holders’ Representative and shall have no liability to the Company Parties, Bonfire Holders and Bonfire Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of Bonfire Holders’ Representative.
(d) Bonfire Holders’ Representative, for himself and on behalf of each Bonfire Holder, represents and warrants that Bonfire Holders’ Representative has the legal capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by Bonfire Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of Bonfire Holders’ Representative and each Bonfire Holder, enforceable against Bonfire Holders’ Representative and each Bonfire Holder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
(e) By written notice to GTY given on or prior to the date of the filing of the Interim Order, the Bonfire Holders’ Representative shall have the right to appoint an institutional shareholder representation services provider (i.e., SRS Acquiom or similar provider) to act as the Bonfire Holders’ Representative pursuant to this Agreement, and upon giving such written notice the parties shall consider in good faith such amendments to this Agreement and Ancillary Agreements as may be reasonably required in order to give effect to such appointment.
(f) At the Closing, GTY shall deposit a portion of the Cash Consideration in an amount determined in writing by the Company not exceeding US$250,000 (the “Representative Expense Fund”) into a bank account designated by the Bonfire Holder Representative. Each Bonfire Holder shall be deemed to have contributed its Pro Rata Portion of the Representative Expense Fund. The Representative Expense Fund shall serve as a fund for the fees and expenses of the Bonfire Holder Representative incurred in accordance with this Section 11.16, with any balance of the Representative Expense Fund not used for such purposes to be returned to the Bonfire Holders in accordance with their respective Pro Rata Portion. The Bonfire Holders agree that all interest or other income earned from the investment of the Representative Expense Fund in any Tax year shall be reported as allocated to the Bonfire Holders in proportion to their interests in the Representative Expense Fund.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
BONFIRE INTERACTIVE LTD.
By:
/s/ Corry Flatt

Name: Corry Flatt
Title:   Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
1176370 B.C. UNLIMITED LIABILITY COMPANY
By:
/s/ Harry L. You

Name: Harry L. You
Title:   Director
1176363 B.C. LTD.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   Director
CORRY FLATT, as Bonfire Holders’ Representative
/s/ Corry Flatt

Corry Flatt

FIRST AMENDMENT AGREEMENT
This First Amendment Agreement (this “Agreement”) is made as of October 31, 2018 by and among Bonfire Interactive Ltd. (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), 1176370 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the Business Corporations Act (British Columbia), 1176363 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia) (“Exchangeco”), and Corry Flatt, in his capacity as the Bonfire Holders’ Representative.
RECITALS
A. The Company, GTY, 1176370 B.C. Unlimited Liability Company, Exchangeco and the Bonfire Holders’ Representative are Parties to that certain Arrangement Agreement (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”) dated as of September 12, 2018. Unless otherwise specified herein, each capitalized term used in this Agreement shall have the meaning ascribed to it by the Merger Agreement.
B. GTY has informed the Company that, following certain GTY Stock Redemptions, the aggregate amount of cash or cash equivalents in the Trust Account is expected to be less than the Necessary Cash Amount (the “Trust Account Shortfall”).
C. The parties hereto are willing to amend the Merger Agreement on the terms and subject to the conditions set forth herein.
D. These recitals shall be construed as part of this Agreement.
Now, therefore, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment to Section 7.1(f) of the Merger Agreement.   Section 7.1(f) of the Merger Agreement is hereby amended as follows:
“the GTY Share Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemption and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account and/or available from Alternative Financing Sources;”
2. Amendment to Section 7.3(a) of the Merger Agreement.   Section 7.3(a) of the Merger Agreement is hereby amended as follows:
“all of the representations and warranties of the GTY Parties contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source)”
3. Amendment to Section 9.1(e) of the Merger Agreement.   Section 9.1(e) of the Merger Agreement is hereby amended as follows:
“from and after January 18, 2019, by either GTY or the Company, if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources would be less than the Necessary Cash Amount;”
4. Amendment to Section 9.1(g) of the Merger Agreement.   Section 9.1(g) of the Merger Agreement is hereby amended as follows:
“by the Company, if GTY or Exchangeco breaches any representation, warranty, covenant or agreement set forth in this Agreement ~~(~~or if any representation or warranty of GTY or Exchangeco becomes become untrue~~)~~ (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source, in either case, such that the conditions set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by Bonfire Holders’ Representative to the breaching Party; provided, that no Bonfire Holder or Company Party is in material breach of its obligations under this Agreement”
5. Amendment to Article 10 of the Merger Agreement.   Article 10 of the Merger Agreement is hereby amended by adding the following definition in alphabetical order to such Article:
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the GTY Share Price or on the creditworthiness of GTY and its Subsidiaries taken as a whole.”
6. Effectiveness.   This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto (the “Effective Date”). The Parties agree that the delivery of this Agreement may be effected by means of an exchange of facsimile signatures or other electronic delivery.
7. Miscellaneous.
(a) The parties hereto agree and acknowledge that nothing contained in this Agreement in any manner or respect amends, limits or terminates any of the provisions of the Merger Agreement or any of the Ancillary Agreements other than as expressly set forth herein and further agree and acknowledge that the Merger Agreement (as modified hereby) and the Ancillary Agreements remain and continue in full force and effect and are hereby ratified and confirmed. The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of any Party under the Merger Agreement or any Ancillary Agreement, nor constitute an amendment or waiver of any provision of the Merger Agreement or any Ancillary Agreement, except as specifically set forth herein. No delay on the part of any Party in exercising any of their respective rights, remedies, powers and privileges under the Merger Agreement or any Ancillary Agreement or partial or single exercise thereof, shall constitute a waiver thereof.
(b) Section headings in this Agreement are for convenience of reference only and shall not govern the interpretation of any of the provisions herein.
(c) This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of a counterpart signature page by facsimile transmission or by e-mail transmission of an Adobe portable document format file (also known as a “PDF” file) shall be effective as delivery of a manually executed counterpart signature page.
(d) Sections 11.5 through 11.17 of the Merger Agreement apply to this Agreement mutatis mutandis.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.
BONFIRE INTERACTIVE LTD.
By:
/s/ Corry Flatt

Name: Corry Flatt
Title:   CEO
[Signatures Continue on the Following Pages]
[Signature Page to Bonfire Extension Agreement]

GTY TECHNOLOGY HOLDINGS INC.
(CAYMAN ISLANDS)
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President & CFO
1176370 B.C. UNLIMITED LIABILITY COMPANY
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President & CFO
1176363 B.C. LTD.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President & CFO
[Signatures Continue on the Following Pages]
[Signature Page to Bonfire Extension Agreement]

CORRY FLATT, as Bonfire Holders’ Representative
By:
/s/ Corry Flatt

Name: Corry Flatt
Title:   CEO
[Signature Page to Bonfire Extension Agreement]

AMENDMENT NO. 2 TO ARRANGEMENT AGREEMENT
This Amendment No. 2 (this “Amendment”) to that certain Arrangement Agreement (the “Merger Agreement”), dated as of September 12, 2018, by and among Bonfire Interactive Ltd. (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), 1176370 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the Business Corporations Act (British Columbia) (“Callco”), 1176363 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia) (“Exchangeco”), and Corry Flatt, in his capacity as the Bonfire Holders’ Representative. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
R E C I T A L S
WHEREAS, the Company, GTY, Exchangeco, Callco and Corry Flatt are Parties to the Merger Agreement; and
WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.
NOW, THEREFORE, in consideration of the execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of preliminary statement I. of the Merger Agreement.   Preliminary statement I. of the Merger Agreement is hereby amended and restated in its entirety to read:
“Immediately prior to the Effective Time, the Persons listed in Section 2.3(a) of the Company’s Disclosure Schedule (together with the holders of the vested Bonfire Options and the Bonfire Warrant, the “Bonfire Holders”) will own all of the issued and outstanding shares of Capital Stock of the Company, which consists of Common Shares, Class A Common Shares and Preferred Shares, issuable in series, the first series of which has been designated Series Seed I Preferred Shares, the second series of which has been designated Series Seed II Preferred Shares, the third series of which has been designated Series Seed III Preferred Shares, the fourth series of which has been designated Series Seed IV Preferred Shares, the fifth series of which has been designated Series A Preferred Shares and the sixth series of which shall be designated Series A-I Preferred Shares (collectively, the “Bonfire Shares”).
2. Amendment of Section 1.2 of the Merger Agreement.   Section 1.2 of the Merger Agreement is hereby amended and restated in its entirety to read:
“The consideration payable to each Bonfire Holder by the GTY Parties for all of the Bonfire Shares held (or deemed to be held) by it at the Effective Time shall be the Individual Arrangement Consideration, comprised as follows:
(a) at the election of such Bonfire Holder in accordance with the Plan of Arrangement, the Pro Rata Portion of the Arrangement Shares (less the Pro Rata Portion of the Escrow Shares) in the form of either (i) shares of GTY Common Stock or (ii) the Exchangeable Shares, provided that in the event that a Bonfire Holder does not at least five (5) Business Days prior to the Closing Date provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Arrangement Shares to which it would otherwise be entitled under this Section 1.2(a) (such Arrangement Shares, “Cash-out Shares”), a cash payment equal to the GTY Share Price multiplied by the number of Arrangement Shares otherwise issuable to such Bonfire Holder under this Section 1.2(a);
(b) the Pro Rata Portion of the Cash Consideration, less, in the case of a Bonfire Holder who is a Reorganization Participant, the Reorganization Percentage of the Reorganization Taxes;
(c) the right to receive the Bonfire Share Allocation Percentage of the Escrow Shares and the Pro Rata Portion of the Cash Escrow Amount, if any, pursuant to the Escrow Agreement, provided that in the event that a Bonfire Holder does not at least five (5) Business Days prior to the Closing Date provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Escrow Shares to which it would otherwise be entitled under this Section 1.2(c), a cash payment equal to the amount the Escrow

Agent is able to sell such Escrow Shares for in open-market transactions (provided such Escrow Shares, if Exchangeable Shares, have been exchanged for shares of GTY Common Stock), less any brokerage fees or other transaction costs reasonably incurred in connection therewith;
(d) the right to receive the Pro Rata Portion of any amounts payable to the Bonfire Holders out of the Purchase Price Escrow Amount;
(e) the right to receive the Pro Rata Portion of an amount, if any, equal to the Earnout Payment; and
(f) the right to receive the Pro Rata Portion of any funds payable to the Bonfire Holders out of the Representative Expense Fund in accordance with Section 11.16(f).
For certainty, there is no assurance that the Bonfire Holders will be entitled to receive any of the distributions or payments contemplated in the foregoing subsections (c), (d), (e) and (f). Each Bonfire Holder shall be required to execute and deliver to the Exchange Agent a Letter of Transmittal prior to receipt of his, her or its Individual Arrangement Consideration.”
3. Amendment of Section 11.16(f) of the Merger Agreement.   Section 11.16(f) of the Merger Agreement is hereby amended and restated in its entirety to read:
“(f) At the Closing, GTY shall deposit a portion of the Cash Consideration in an amount determined in writing by the Company not exceeding US$250,000 (the “Representative Expense Fund”) into a bank account designated by the Bonfire Holder Representative. Each Bonfire Holder shall be deemed to have contributed its Pro Rata Portion of the Representative Expense Fund. The Representative Expense Fund shall serve as a fund for the fees and expenses of the Bonfire Holder Representative incurred in accordance with this Section 11.16, with any balance of the Representative Expense Fund not used for such purposes to be returned to the Bonfire Holders in accordance with their respective Pro Rata Portions. The Bonfire Holders agree that all interest or other income earned from the investment of the Representative Expense Fund in any Tax year shall be reported as allocated to the Bonfire Holders in proportion to their interests in the Representative Expense Fund.”
4. Amendment of Article 10 of the Merger Agreement.
(a) The following defined terms are hereby amended and restated in their entirety to read:
“Arrangement Shares” means newly issued shares of GTY Common Stock or Exchangeable Shares (issued in such proportions as reflects the elections or deemed elections made by Bonfire Holders pursuant to received Letters of Transmittal) each valued at the GTY Share Price, representing a value in the aggregate equal to: (i) $51,000,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $49,000,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount.
“Available Cash Amount” means the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account following the GTY Share Redemptions.
“Cash Escrow Amount” means: (i) $2,900,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $4,900,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount.
“Cash Purchase Price” means: (i) $47,000,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $49,000,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount.
“Escrow Shares” means newly issued shares of GTY Common Stock or Exchangeable Shares (issued in such proportions as reflects the elections or deemed elections made by Bonfire Holders pursuant to received Letters of Transmittal) each valued at the GTY Share Price, representing a value in the aggregate equal to: (i) $6,900,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $4,900,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount.

“Individual Arrangement Consideration” means, with respect to a Bonfire Holder (i) at the election of such Bonfire Holder in accordance with Section 3.3 of the Plan of Arrangement, the Pro Rata Portion of either (A) the shares of GTY Common Stock or (B) Exchangeable Shares, less the Pro Rata Portion of the Escrow Shares, payable in accordance with the procedures set forth in Section 5.1 of the Plan of Arrangement, plus its Cash Allocation Percentage of any funds payable to the Bonfire Holders out of the Representative Expense Fund in accordance with Section 11.16(f), provided that in the event that a Bonfire Holder does not provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Arrangement Shares to which it would otherwise be entitled, a cash payment equal to the GTY Share Price multiplied by the number of Arrangement Shares otherwise issuable to such Bonfire Holder, (ii) the Cash Allocation Percentage of the Cash Consideration payable in accordance with the procedures set forth in Section 5.1 of the Plan of Arrangement, less, in the case of a Bonfire Holder who is a Reorganization Participant, the Reorganization Percentage of the Reorganization Taxes, (iii) the right to receive the Pro Rata Portion of the Escrow Shares and the Cash Allocation Percentage of the Cash Escrow Amount, if any, pursuant to the Escrow Agreement, provided that in the event that a Bonfire Holder does not provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Escrow Shares to which it would otherwise be entitled, a cash payment equal to the amount the Escrow Agent is able to sell such Escrow Shares for in open-market transactions (provided such Escrow Shares, if Exchangeable Shares, have been exchanged for shares of GTY Common Stock), less any brokerage fees or other transaction costs reasonably incurred in connection therewith, (iv) the right to receive the Cash Allocation Percentage of any amounts payable to the Bonfire Holders out of the Purchase Price Escrow Account pursuant to Section 1.6 and Section 1.7 and the Escrow Agreement and (v) the right to receive the Pro Rata Portion of an amount, if any, equal to the Earnout Payment (which shall be calculated and payable in accordance with Exhibit B of the Plan of Arrangement).
“Necessary Cash Amount” means $270,000,000.
“Target Cash Amount” means $325,000,000.
(b) The following defined terms are hereby added in their entirety to read:
“Reorganization Participant” means a Bonfire Holder who is a resident of Canada and who has submitted a declaration of interest to the Company in writing prior to that date that is five (5) Business Days prior to the Closing Date stating (i) that such Bonfire Holder wishes to engage in the Pre-Closing Reorganization, (ii) the aggregate amount of capital gain that such Bonfire Holder wishes to realize, if any, in connection with the Transaction, and (iii) the class of Bonfire Shares in connection with which such gain, if any, is to be realized.
“Reorganization Percentage” means, with respect to each Bonfire Holder that is a Reorganization Participant, the percentage set forth opposite such Bonfire Holder’s name under the heading “Reorganization Percentage” on Exhibit M.
“Reorganization Taxes” means the incremental income tax liability incurred by the Company attributable to the Reorganization Participants’ engagement in the Pre-Closing Reorganization, and calculated as the income tax otherwise payable on business income of the Company in an amount equal to the increase in the stated capital of the Bonfire Shares as part of the Pre-Closing Reorganization, as such tax is reduced by any non-capital losses or other tax attributes of the Company available for such reduction as of immediately prior to the Effective Date.
5. Amendment of Exhibit A of the Merger Agreement.
(a) The following defined terms in Section 1.1 of Exhibit A are hereby amended and restated in their entirety to read:
(7) “Arrangement Shares” means newly issued shares of GTY Common Stock or Exchangeable Shares (issued in such proportions as reflects the elections or deemed elections made by Bonfire Holders pursuant to received Letters of Transmittal) each valued at the GTY Share Price, representing a value in the aggregate equal to: (i) $51,000,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $49,000,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount;

(10) “Bonfire Holders” means the registered holders of Bonfire Shares immediately prior to the Effective Time, provided that for the purposes of the definition of  “Individual Arrangement Consideration”, “Pro Rata Portion”, Section 3.2(2), and Section 3.3 and Article 2 and Article 5 of this Plan of Arrangement (i) holders of vested Bonfire Options will be treated as Bonfire Holders based on the number of Bonfire Shares obtained when the In-the-money-amount is divided by the Closing Value of a Bonfire Share, and (ii) the holder of the Bonfire Warrant will be treated as a Bonfire Holder based on the number of Bonfire Shares obtained when the In-the-money-amount is divided by the Closing Value of a Bonfire Share;
(13) “Bonfire Shares” means all of the issued and outstanding common shares, Class A common shares, and preferred shares in the capital of the Company, with such preferred shares having been issued as Seed Series 1 preferred shares, Seed Series 2 preferred shares, Seed Series 3 preferred shares, Seed Series 4 preferred shares, Series A preferred shares and Series A-1 preferred shares;
(19) “Cash Escrow Amount” means: (i) $2,900,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $4,900,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount;
(20) “Cash Purchase Price” means: (i) $47,000,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $49,000,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount;
(35) “Escrow Shares” means newly issued shares of GTY Common Stock or Exchangeable Shares (issued in such proportions as reflects the elections or deemed elections made by Bonfire Holders pursuant to received Letters of Transmittal) each valued at the GTY Share Price, representing a value in the aggregate equal to: (i) $6,900,000, if the Available Cash Amount is less than the Target Cash Amount, and (ii) $4,900,000, if the Available Cash Amount is equal to or greater than the Target Cash Amount;
(52) “Individual Arrangement Consideration” means, with respect to a Bonfire Holder:
(a) at the election of such Bonfire Holder in accordance with Section 3.3, the Pro Rata Portion of either (A) the shares of GTY Common Stock or (B) Exchangeable Shares, less the Pro Rata Portion of the Escrow Shares, payable in accordance with the procedures set forth in Section 5.1, provided that in the event that a Bonfire Holder does not provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Arrangement Shares to which it would otherwise be entitled under this subsection (a), a cash payment equal to the GTY Share Price multiplied by the number of Arrangement Shares otherwise issuable to such Bonfire Holder under this subsection (a);
(b) the Pro Rata Portion of the Cash Consideration less, in the case of a Bonfire Holder who is a Reorganization Participant, the Reorganization Percentage of the Reorganization Taxes payable in accordance with the procedures set forth in Section 5.1;
(c) the right to receive the Pro Rata Portion of the Escrow Shares and the Pro Rata Portion of the Cash Escrow Amount, if any, pursuant to the Escrow Agreement, provided that in the event that a Bonfire Holder does not provide GTY with satisfactory evidence, acting reasonably, that such Bonfire Holder satisfies the Investment Requirements, such Bonfire Holder shall receive in lieu of the Escrow Shares to which it would otherwise be entitled under this subsection (c), a cash payment equal to the amount the Escrow Agent is able to sell such Escrow Shares for in open-market transactions (provided such Escrow Shares, if Exchangeable Shares, have been exchanged for shares of GTY Common Stock), less any brokerage fees or other transaction costs reasonably incurred in connection therewith;
(d) the right to receive the Pro Rata Portion of any amounts payable to the Bonfire Holders out of the Purchase Price Escrow Account pursuant to Section 1.6 and Section 1.7 of the Arrangement Agreement and the Purchase Price Escrow Agreement;

(e) the right to receive the Pro Rata Portion of an amount, if any, equal to the Earnout Payment (which shall be calculated and payable in accordance with Exhibit B); and
(f) the right to receive the Pro Rata Portion of any funds payable to the Bonfire Holders out of the Representative Expense Fund in accordance with Section 11.16(f) of the Arrangement Agreement;
(b) The following provisions in Section 3.2 of Exhibit A are hereby amended and restated in their entirety to read:
(4) Simultaneously with (3.1) above, each remaining Bonfire Share issued and outstanding immediately prior to the Effective Time shall be and be deemed to be irrevocably transferred to, (a) in the case of Bonfire Holders that elected to receive Exchangeable Shares under Section 3.3, Exchangeco and (b) in the case of Bonfire Holders that elected to receive shares of GTY Common Stock under Section 3.3, Callco, in each case free and clear of all Security Interests, in exchange for the payment by Exchangeco or Callco, as applicable, to such Bonfire Holder of the remaining Individual Arrangement Consideration due to such Bonfire Holder, less any applicable Taxes required to be withheld under applicable Law. All Exchangeable Shares deliverable under this Section 3.2 shall be delivered by Exchangeco and all shares of GTY Common Stock deliverable under this Section 3.2 shall be delivered by Callco.
(7) Upon the transfer of all Bonfire Shares pursuant to (3.1) and (4) above:
(a) each holder of such Bonfire Shares shall cease to be the holder of such Bonfire Shares and to have any rights as holders of such Bonfire Shares other than the right to receive the Individual Arrangement Consideration pursuant to Section 3.2(4);
(b) such holder’s name shall be removed from the applicable securities register of Bonfire Shares; and
(c) upon the completion of the transfer of all Bonfire Shares pursuant to (3.1), (4) and (6) above, as applicable, Exchangeco will be the legal and beneficial owner of all of the Bonfire Shares.
(c) The following defined terms are hereby added in their entirety to read:
(64.1) “Pre-Closing Reorganization” has the meaning provided in the Arrangement Agreement;
(67.1) “Reorganization Participant” means a Bonfire Holder who is a resident of Canada and who has submitted a declaration of interest to the Company in writing prior to that date that is five (5) Business Days prior to the Closing Date stating (i) that such Bonfire Holder wishes to engage in the Pre-Closing Reorganization, (ii) the aggregate amount of capital gain that such Bonfire Holder wishes to realize, if any, in connection with the Transaction, and (iii) the class of Bonfire Shares in connection with which such gain, if any, is to be realized;
(67.2) “Reorganization Percentage” means, with respect to each Bonfire Holder that is a Reorganization Participant, the percentage set forth opposite such Bonfire Holder’s name under the heading “Reorganization Percentage” on Exhibit M of the Arrangement Agreement;
(67.3) “Reorganization Share” means the Bonfire Shares of any class held by a Bonfire Holder who is a Reorganization Participant for which the aggregate built-in gain, determined based on the Closing Value of a Bonfire Share and relying on the adjusted cost basis provided by such Bonfire Holder in its declaration of interest is at least equal to the capital gain intended to be realized in connection therewith as set forth in the declaration of interest (such intended gain, divided by two, the “Desired Taxable Capital Gain”);
(67.4) “Reorganization Taxes” means the incremental income tax liability incurred by the Company attributable to the Reorganization Participants’ engagement in the Pre-Closing Reorganization, and calculated as the income tax otherwise payable on business income of the Company in an amount equal to the aggregate increase in the stated capital of the Bonfire Shares as part of the Pre-Closing Reorganization, as such tax is reduced by any non-capital losses or other tax attributes of the Company available for such reduction as of immediately prior to the Effective Date;

(d) The following provisions are hereby added in their entirety to Section 3.2 of Exhibit A to read:
(1.1) If any holder of:
(a) common shares of the Company has delivered a declaration indicating such Bonfire Holder’s intent to participate in the Pre-Closing Reorganization, then all common shares of the Company that are not Reorganization Shares shall be exchanged for an equal number of Class A common shares of the Company;
(b) Seed Series 1 preferred shares of the Company has delivered a declaration indicating such Bonfire Holder’s intent to participate in the Pre-Closing Reorganization, then all Seed Series 1 preferred shares of the Company that are not Reorganization Shares shall be exchanged for an equal number of Series A-1 preferred shares of the Company;
(c) Seed Series 2 preferred shares of the Company has delivered a declaration indicating such Bonfire Holder’s intent to participate in the Pre-Closing Reorganization, then all Seed Series 2 preferred shares of the Company that are not Reorganization Shares shall be exchanged for an equal number of Series A-1 preferred shares of the Company;
(d) Seed Series 3 preferred shares of the Company has delivered a declaration indicating such Bonfire Holder’s intent to participate in the Pre-Closing Reorganization, then all Seed Series 3 preferred shares of the Company that are not Reorganization Shares shall be exchanged for an equal number of Series A-1 preferred shares of the Company;
(e) Seed Series 4 preferred shares of the Company has delivered a declaration indicating such Bonfire Holder’s intent to participate in the Pre-Closing Reorganization, then all Seed Series 4 preferred shares of the Company that are not Reorganization Shares shall be exchanged for an equal number of Series A-1 preferred shares of the Company;
(f) Series A preferred shares of the Company has delivered a declaration indicating such Bonfire Holder’s intent to participate in the Pre-Closing Reorganization, then all Series A preferred shares of the Company that are not Reorganization Shares shall be exchanged for an equal number of Series A-1 preferred shares of the Company.
(1.2) The Company shall increase the stated capital of the Reorganization Shares in several sequential time dated increases (the number and quantum of each such increases to be determined by the Company, acting reasonably) such that the aggregate amount of the stated capital increases is as close as reasonably possible to the sum of the Desired Taxable Capital Gain of all Bonfire Holders based on the declarations of interest received, and the board of directors shall ensure that the deemed dividend arising on the increase of each class or series of Bonfire Shares shall be a “capital dividend” within the meaning of subsection 83(2) of the Income Tax Act (Canada).
(1.3) Once the aggregate amount of the stated capital increases on the Reorganization Shares of any class held by a Bonfire Holder is as close as reasonably possible to the Desired Taxable Capital Gain (as determined by the Company, acting reasonably, relying on the information set forth in the Bonfire Holder’s declaration of interest), such Reorganization Shares shall be automatically converted into Class A common shares (if the Reorganization Shares are common shares) or Series A-1 preferred shares (if the Reorganization Shares are preferred shares) of the Company and will not participate in the following increases of stated capital of the relevant class of Reorganization Shares.(3.1) Each Bonfire Share issued and outstanding immediately prior to the Effective Time that is a Reorganization Share shall be and be deemed to be irrevocably transferred to, (a) in the case of Bonfire Holders that elected to receive Exchangeable Shares under Section 3.3, Exchangeco and (b) in the case of Bonfire Holders that elected to receive shares of GTY Common Stock under Section 3.3, Callco, in each case free and clear of all Security Interests, in exchange for cash consideration equal the Closing Value of a Bonfire Share per Reorganization Share, less any applicable Taxes required to be withheld under applicable Law.

6. Amendment of Exhibit D of the Merger Agreement.   The first sentence of Section 1.1 of Exhibit D to the Merger Agreement is hereby amended and restated in its entirety to read:
“Upon execution hereof, GTY shall deliver to the Escrow Agent (i) the amount of  $100,000 in immediately available funds (the “Purchase Price Escrow Account”) and (ii) the Cash Escrow Amount in immediately available funds plus a number of shares of representing the Escrow Shares (the “Indemnity Escrow Account”, together with the Purchase Price Escrow Account, the “Escrow Accounts”).”
7. Addition of Exhibit M.   Exhibit M shall be attached to the Arrangement Agreement no later than the fifth (5th) Business Day prior to the Closing.
8. Miscellaneous.
(a) From and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Merger Agreement as amended hereby.
(b) Except as specifically set forth above, the Merger Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(c) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(d) Sections 11.5 through 11.16 of the Merger Agreement apply to this Amendment mutatis mutandis.
[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
1176370 B.C. UNLIMITED LIABILITY COMPANY
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
1176363 B.C. LTD.
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
CORRY FLATT, as Bonfire Holders’ Representative
By:
/s/ Corey Flatt

Name: Corey Flatt
Title:   CEO
BONFIRE INTERACTIVE LTD.
By:
/s/ Corey Flatt

Name: Corey Flatt
Title:   CEO

Annex C
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among

CityBase, Inc.,

GTY Technology Holdings Inc., (Cayman Islands)

GTY Technology Holdings Inc. (Massachusetts)

GTY CB Merger Sub, Inc.

and

Shareholder Representative Services LLC

dated September 12, 2018

(continued)

(continued)

Exhibits and Schedules
Exhibit A	Form of Letter of Transmittal
Exhibit B	Earnout
Exhibit C	Registration Rights
Exhibit D	Form of CB Holders Written Consent
Exhibit E	Form of Escrow Agreement
Exhibit F	GTY Equity Incentive Plan
Exhibit G	Form of Lock Up Agreement
Company’s Disclosure Schedule
GTY’s Disclosure Schedule
Schedule 1.2(b)	Per Share Closing Cash Consideration and Per Option Closing Cash Consideration Calculation
Schedule 6.2(e)	Consents or Permits
Schedule 6.2(h)	Lockup Agreements and Letters of Transmittal
Schedule 6.2(o)	Restrictive Covenants Agreements
Schedule 7.1(a)	Indemnity Matters
Schedule 9.1	Company Knowledge Parties
Schedule 9.2	Key Executives

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is entered into on September 12, 2018 by and among CityBase, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY Technology Holdings Inc., a Massachusetts corporation (“Holdings”), GTY CB Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the CB Holders’ Representative pursuant to the designation in Section 10.18. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY, Holdings and Merger Sub may also be referred to individually herein as a “Party,” and collectively as the “Parties.”
PRELIMINARY STATEMENTS
A. GTY is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
B. Holdings is a newly formed, wholly-owned, direct subsidiary of GTY and was formed for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and file the Registration Statement with the SEC.
C. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
D. Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.
E. The Company and its Subsidiaries are engaged in the business of offering an enterprise content, digital services and payment platform for government and utilities (the “Business”).
F. The Parties desire that, at the Effective Time, Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).
G. Each of the Board of Directors of Holdings (the “Holdings Board”) and the Board of Directors of GTY (the “GTY Board”) has (a) determined that it is in the best interests of its stockholders for Holdings to acquire the Company and (b) approved this Agreement and the other transactions contemplated hereby, including the Merger, in each case, upon the terms and subject to the conditions set forth in this Agreement.
H. The Board of Directors of the Company (the “Company Board”) and the Board of Directors of Merger Sub, in each case, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), has unanimously (a) determined that it is in the best interests of its stockholders for Holdings to acquire the Company and (b) approved this Agreement and the other transactions contemplated hereby, including the Merger, in each case, upon the terms and subject to the conditions set forth in this Agreement.
I. For U.S. federal income tax purposes, the Parties intend that the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-up Transactions qualify as a contribution of CB Shares by the CB Holders to Holdings described in Section 351 of the Code.
Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1
TRANSACTIONS
1.1 Merger.
(a) Merger.   On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the DGCL, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.
(b) Effective Time.   Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the DGCL to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the GTY Certificate of Merger (the “Effective Time”).
(c) Effect of Merger.   The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.
(d) Certificate of Incorporation of the Surviving Company.   At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.
(e) Bylaws of the Surviving Company.   At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.
(f) Directors of the Surviving Company.   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.
(g) Officers of the Surviving Company.   The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.
1.2 Effect of Merger on Capital Stock and Options.   At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, Holdings, GTY or any CB Holder:
(a) Merger Sub Capital Stock.   Each Share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.
(b) CB Shares.   Each CB Common Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (A) an amount equal to the Per Share Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), payable to the holder thereof in accordance with the procedures set forth in Section 1.3, plus (B) the amounts, if any, that become payable in respect of such CB Share in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such CB Share in the future from the Indemnity Escrow Account, plus (D) the amounts, if any, that become payable in respect of such CB Share in the future from the remaining balance of the Expense Fund, if any, pursuant to

Section 10.18(e), plus (D) the Earnout Consideration in accordance with Exhibit B (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of CB Shares. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.
(c) Dissenting Shares.   Notwithstanding the foregoing provisions of this Article 1 any CB Shares held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of CB Shares to dissent from the Merger and require appraisal of their CB Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from the Surviving Company in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a CB Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a CB Holder). The Company shall provide GTY reasonably prompt written notice of any demands received by the Company for appraisal of CB Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to the DGCL shall be entitled to vote his or her CB Shares for any purpose or receive payment of dividends or other distributions with respect to his or her CB Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
(d) Prior to the Effective Time, the Company shall take all actions that may be necessary to ensure that no shares of Series A Preferred Stock, $0.00001 par value, of the Company, no shares of Series B Preferred Stock, $0.00001 par value of the Company, and no shares of any other series of preferred stock of the Company are outstanding as of the Effective Time.
1.3 Restricted Shares.
(a) At the Effective Time, each Restricted Share held by any CB Holder that is unvested and outstanding immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Merger) shall be cancelled, terminated and extinguished by the Company.
(b) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company 2016 Equity Incentive Plan and otherwise) to (i) effectuate the provisions of this Section 1.3 and Section 1.2(b) and (ii) to ensure that, from and after the Effective Time holders of Restricted Shares shall have no rights with respect thereto other than those specifically provided in this Section 1.3 and in Section 1.2(b).
1.4 Options.
(a) Treatment of Vested Qualifying Options.   None of the Surviving Company, GTY or Holdings will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. Subject to a Vested Qualifying Option Holder providing the Company with a duly completed and validly executed Option Cancellation Agreement, each Vested Qualifying Option held by such Vested Qualifying Option Holder that is unexpired and unexercised immediately prior to the Effective Time shall be cancelled and converted at the Effective Time into the right to receive (A) an amount in cash, without interest, equal to the product of  (a) that number of CB Common Shares for which such Vested Qualifying Option is exercisable, multiplied by (b) the Per Option Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), which Per Option Closing Cash Consideration will then be reduced by any applicable Taxes; plus (B) the amounts, if any, that become payable in respect of such Vested Qualifying Option in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such Vested Qualifying Option in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (D) the Earnout Consideration in accordance with Exhibit B (the “Per Option Merger Consideration”).
(b) Payments to Vested Qualifying Option Holders.   Any payments to any Vested Qualifying Option Holder shall be to the Exchange Agent for further payment, as soon as practicable, to the Surviving Company. Holdings or GTY will cause the Surviving Company to pay to holders of Vested Qualifying Options, through the Surviving Company’s payroll processing system or other appropriate account, any such payments as soon as practicable, net of applicable Tax withholding. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.
(c) Treatment of Other Options.   All Options that are outstanding immediately prior to the Effective Time (whether vested or unvested) and that are not Vested Qualifying Options will terminate and cease to be outstanding at the Effective Time, without the payment of any consideration in respect thereof. If requested by Holdings, the Company shall deliver duly executed Option Cancellation Agreements from each holder of such Options.
1.5 Convertible Notes and Warrants.
(a) At the Effective Time, each Convertible Note that is outstanding immediately prior to the Effective Time shall be, at the election of the holder of the Convertible Note, repaid in full or converted into CB Shares, in each case in accordance with the terms of the Convertible Note. At the Effective Time, each Warrant will be automatically exercised in accordance with the terms of the Warrant, and any warrant holder who would otherwise be entitled to a fraction of a CB Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share as determined in accordance with the terms of the Warrant.
(b) Prior to the Effective Time, the Company shall take all actions that may be necessary to (i) effect the provisions of this Section 1.5 and Section 1.2(b) and (ii) to ensure that, from and after the Effective Time, holders of Convertible Notes and Warrants have no rights with respect thereto other than those specifically provided in this Section 1.5 and in Section 1.2(b).
1.6 Payment and Delivery of Merger Consideration.
(a) Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the CB Holders, for exchange in accordance with this Section 1.6 through the Exchange Agent, sufficient funds and shares of Holdings Common Stock in an aggregate amount necessary for the payment of:
(i) the Per Share Closing Cash Consideration payable to each CB Shareholder, which shall not include any amounts otherwise payable in respect of any Dissenting Shares, and the Per Option Closing Cash Consideration payable to each Vested Qualifying Option Holder; provided that the Key Executives of the Company shall receive twenty percent (20%) of the Per Share Closing Cash Consideration or the Per Option Closing Cash Consideration payable to such executives in newly issued shares of Holdings Common Stock, each with a nominal value of Ten Dollars ($10.00) per share (the “Merger Shares”), in lieu of cash; and provided further that GTY or Holdings will promptly thereafter pay to the Exchange Agent any additional Per Share Closing Cash Consideration due to any Dissenting Shares becoming CB Shares in accordance with Section 1.2(b); and

(ii) the Closing Earnout Payment due to each Closing Earnout Recipient.
The aggregate Per Share Merger Consideration, the aggregate Per Option Merger Consideration, and the Merger Shares, are referred to herein, collectively, as the “Merger Consideration.” The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver (i) the Per Share Closing Cash Consideration and the Closing Earnout Payments, (ii) the Per Option Closing Cash Consideration and (iii) the Merger Shares contemplated to be issued pursuant to Section 1.2(b), Section 1.4 and Section 1.6(a)(i), respectively, out of the Exchange Fund. Except as contemplated by Section 1.6(h) hereof, the Exchange Fund shall not be used for any other purpose.
(b) At the Effective Time, GTY and Holdings shall cause the Purchase Price Escrow Amount to be deposited into the Purchase Price Escrow Account, which Purchase Price Escrow Amount shall be released from the Purchase Price Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
(c) At the Effective Time, GTY and Holdings shall cause the Indemnity Escrow Amount to be deposited into the Indemnity Escrow Account, which Indemnity Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
(d) At the Effective Time, GTY and Holdings shall cause the Expense Fund Amount to be deposited into the Expense Fund, which Expense Fund Amount shall be released from the Expense Fund in accordance with the terms of this Agreement.
(e) As promptly as practicable after the Effective Time, GTY and Holdings shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of CB Shares entitled to receive the Per Share Merger Consideration pursuant to Section 1.2(b): (i) a letter of transmittal in the form attached hereto as Exhibit A (the “Letter of Transmittal”) (which shall specify the delivery of any certificates evidencing the CB Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such Letter of Transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such Letter of Transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) and Section 1.6(a)(i) (which, with respect to any Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CB Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such CB Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.6, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) and Section 1.6(a)(i).
(f) No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such

Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.
(g) No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.
(h) Any portion of the Exchange Fund that remains undistributed to any holders of CB Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any CB Holders who have not theretofore complied with this Section 1.6 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by CB Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.
(i) Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, Holdings, the Surviving Company or any other Person shall be liable to any CB Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if reasonably required by Holdings, the posting by such Person of a bond, in such reasonable amount as Holdings may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the CB Shares represented by such lost, stolen or destroyed Certificate shall have been converted.
1.7 Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the Company shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration.
1.8 Post-Closing Purchase Price Determination.
(a) After Closing, Holdings shall cause to be prepared and, within sixty (60) days after Closing, Holdings shall cause to be delivered to the CB Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth the GTY Parties’ determination of  (i) Closing Date Cash and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”).
(b) Following the Closing Date, the Company shall permit the CB Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.8. Notwithstanding the foregoing provisions of this Section 1.8(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the CB Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.
(c) If the CB Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the CB Holders’ Representative shall notify Holdings in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of Holdings’ Purchase Price Adjustment Statement that is not the subject of an objection by the CB Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the CB Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by Holdings to the CB Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the CB Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.8(d).
(d) Holdings and the CB Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If Holdings and the CB Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the CB Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, Holdings, the CB Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If Holdings and the CB Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with Holdings, the Company or any of their respective Affiliates. The CB Holders’ Representative and Holdings shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which Holdings and the CB Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either Holdings or the CB Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to Holdings and the CB Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by Holdings and the CB Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by Holdings and the CB Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article 1), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by Holdings and the CB Holders’ Representative (on behalf of the CB Holders) based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the CB Holders’ Representative’s position, 60% of the costs of its review would be borne by Holdings and 40% of the costs would be borne by the CB Holders’ Representative.
(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, plus (iii) the Closing Date Cash as set forth in the Final Purchase Price Adjustment Statement.

1.9 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) Holdings and the CB Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Exchange Agent for the benefit of the CB Holders, and
(ii) Holdings shall promptly pay to the Exchange Agent the Adjustment Amount for the benefit of the CB Holders.
(c) If the Adjustment Amount is a negative number, then Holdings and the CB Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(i) to Holdings, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and
(ii) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Exchange Agent the remainder of the Purchase Price Escrow Account, for the benefit of the CB Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, Holdings shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the CB Holders on a several basis.
(e) Any amounts payable pursuant to this Section 1.9 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.8 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The CB Holders’ Representative and Holdings agree to treat any payment made pursuant to this Section 1.9 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.
1.10 Escrowed Portion of the Purchase Price.   For the purpose of securing the CB Holders’ obligations under Section 1.9, at the Closing, Holdings shall deliver or cause to be delivered $100,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.6.
1.11 Withholding.   GTY, Holdings, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price, the Indemnity Escrow Amount, the Purchase Price Escrow Amount, the Expense Fund Amount and the Earnout Consideration) such amounts as GTY, Holdings, the Surviving Company, the Exchange Agent, or any Affiliate thereof are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld and paid over to the proper Governmental Body in accordance with all applicable Laws, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.12 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually agree in writing (the “Closing Date”).
Article 2
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
As an inducement to GTY, Holdings and Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY, Holdings and Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or if applicable to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents of each Company Party. No Company Party is in default under or in material violation of any provision of its Organizational Documents, or has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, and subject to the CB Holder Consent, to perform its obligations hereunder and thereunder and consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company is or, at the Closing will become, a party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of the Company, subject only to the CB Holder Consent. This Agreement and each Ancillary Agreement to which the Company is, or at Closing will become a party, have been, or at the Closing will be, duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by each other party hereto, this Agreement constitute, or with respect to any Ancillary Agreement to be executed at Closing will constitute, the valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
2.3 Capitalization and Subsidiaries.
(a) Section 2.3(a) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such CB Shares and the number of CB Shares owned by each such Person. All of the CB Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the CB Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company outstanding as of the date hereof, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company.
(b) Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, or (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule is the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.
(c) Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the CB Holder Consent and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or payment under any Material Contract, material Consent or material Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien (other than a Permitted Lien) upon the assets of any Company Party or, to the Knowledge of the Company, any of the CB Shares; or (d) require any notice to or filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction, except for such Consent and notice filings the failure to obtain or make would not reasonably be expected to be material to the Company Parties, except with respect to clauses (b) and (c), for such conflicts, violations, breaches, defaults or rights that, individually or in the aggregate, would not reasonably be expected to be material to the Company Parties. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
2.5 Brokers’ Fees.   Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company, Holdings or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) audited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2017 and the unaudited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2015 and 2016 (collectively, the “Annual Financial Statements”); and (ii) unaudited balance sheet (the “Most Recent Balance Sheet”), statements of income, stockholders’ equity and cash flows as of and for the six (6)-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Annual Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. The Company Parties have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (“Internal Controls”). No Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the preparation of the Financial Statements, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing.
(c) Since the Most Recent Balance Sheet Date until the date of this Agreement and except in connection with the Transaction or as expressly provided for under this Agreement, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect with respect to any Company Party and, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, no Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) except in the case of customer contracts entered into in the Ordinary Course of Business, terminated, materially amended, materially modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $50,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;
(vi) other than as contemplated under section (vii) below, issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital

Stock, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any material change to any of its Organizational Documents;
(vii) except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider, except such grants, announcements and increases required by existing Contracts; (B) adopted, materially amended or terminated any Employee Benefit Plan or materially increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider with annual compensation in excess of  $150,000, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur any capital expenditures in excess of  $50,000 in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, or cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) (A) incurred any Taxes outside of the ordinary course of business; (B) entered into any agreement with any Governmental Body (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns of any Company Party; (C) surrendered a right of any Company Party to a material Tax refund; (D) changed an accounting period of any Company Party with respect to any Tax; (E) filed an amended Tax Return for any Company Party; (F) made a material Tax election inconsistent with past practices; (G) changed or revoked any material election with respect to Taxes or Tax Return of any Company Party; and (H) entered into any agreement to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party;
(xi) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than in the Ordinary Course of Business;
(xii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiii) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xiv) adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount of assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xv) entered into any joint venture, partnership or similar arrangement;
(xvi) entered into or became subject to any power of attorney;
(xvii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;
(xviii) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xix) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property that is material to the operation of the Business, other than in the Ordinary Course of Business;

(xx) materially amended, materially modified, terminated, canceled or permitted to lapse any insurance policies; or
(xxi) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any material breach of Contract, material breach of warranty, tort, infringement or material violation of Law), including in connection with the Transaction, or (c) those which are not greater than $50,000 individually or $100,000 in the aggregate. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
2.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.
(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Since January 1, 2015, each Company Party is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted. Except as set forth on Section 2.8(c) of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges. Since January 1, 2015, (i) there has not occurred any material default under any Permit by the Company Parties, and (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or material adverse modification of any material Permit or with respect to any failure by the Company Parties to have any material Permit required in connection with the operation of their businesses and to the Knowledge of the Company no material violations have been recorded by any Governmental Body in respect of any material Permits.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law.

(e) To the Knowledge of the Company, the Company (i) has not been charged with and, is not now under investigation with respect to, any actual or alleged violation of any applicable Law or other requirement of a Governmental Body and (ii) has filed all reports required to be filed with any Governmental Body and all such reports are accurate and complete in all material respects and in compliance with all applicable Laws.
2.9 Tax Matters.
(a) All income and other material Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All material Taxes of the Company Parties due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid.
(b) All Taxes of the Company Parties not yet due and payable have been fully accrued in accordance with GAAP on the books of the relevant Company Party.
(c) No Company Party currently is the beneficiary of any extension of time within which to file any Tax Return (other than automatic extensions). Since January 1, 2013, no written claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties other than Permitted Liens.
(d) Each Company Party has timely and properly withheld (i) all material Taxes required to have been withheld in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person and (ii) all material sales, use, ad valorem, and value added Taxes. The Company Parties timely remitted all withheld Taxes to the proper Governmental Body in accordance with all applicable Laws. All Forms W-2 and 1099 required with respect thereto have been properly completed in all material respects and timely filed.
(e) No Company Party has ever been a member of any Affiliated Group (other than any such Affiliated Group in which any Company Party is currently a member).
(f) No Company Party is liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), or otherwise. No Company Party is party to any Tax Sharing Agreements.
(g) Less than fifty (50%) of the Company’s and each Subsidiary’s assets consist of interests in “United States real property interests” within the meaning of Code Section 897(c).
(h) There is no audit or other Proceeding in progress or pending, or proposed or threatened in writing, with respect to any Taxes or Tax Returns of, or with respect to, any Company Party. No Company Party has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled.
(i) None of the Company Parties has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Governmental Body that relates to the Taxes or Tax Returns of any Company Party. No power of attorney granted by any Company Party with respect to any Taxes is currently in force.
(j) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.
(k) No Company Party has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Code Section 355(a)(1)(A)) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Code Section 355(i) in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.

(l) No Company Party has engaged in any transaction that could affect the income Tax liability for any period not closed by the statute of limitations which is a “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).
(m) No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined without regard to the transactions contemplated hereby) as a result of  (i) an installment sale transaction occurring before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) any material prepaid amounts or deferred revenue received before the Closing; (iv) an adjustment under Code Section 481 as a result of a change in method of accounting requested or initiated before the Closing with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Body (including a “closing agreement” under Code Section 7121 or any “gain recognition agreements” entered into under Code Section 367) before the Closing; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Law).
(n) No Company Party has made an election (including a protective election) before the Closing pursuant to Code Section 108(i), Code Section 965(h) or Code Section 965(n).
(o) No Company Party currently uses the cash method of accounting for income Tax purposes.
(p) No Company Party has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Code Section 455, Code Section 456 or any corresponding or similar provision of Law.
(q) No Company Party owns an interest in any Flow-Thru Entity, any controlled foreign corporation (as defined in Section 957 of the Code) or any passive foreign investment company (as defined in Section 1297 of the Code).
(r) The Tax Representations constitute the sole and exclusive representations and warranties of the Company Parties with respect to Taxes.
2.10 Real Property; Personal Property.
(a) None of the Company Parties own or have fee title to any real property.
(b) Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default (with or without notice or lapse of time or both) under any of the Leases.
(c) Each Company Party holds a leasehold or sub-leasehold estate free and clear of all Liens created by the Company Party, other than Permitted Liens, in the Leased Real Property indicated as leased by the Company Party in Section 2.10(b) of the Company’s Disclosure Schedule.
(d) Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no CB Holder has received any written notice of a Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated by the Company complies, in all material respects, with all zoning, building, use, safety or other similar Laws; and (iii) no Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.

(e) Except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all material assets, inventory, machinery, equipment and other material items of tangible personable property that are (i) reflected on the Most Recent Balance Sheet as of the Most Recent Balance Sheet Date, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. All of the material assets, inventory, machinery, equipment and other material items of tangible personable property reflected on the Most Recent Balance Sheet as of the Most Recent Balance Sheet Date or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not, within the six (6) years prior to Closing, interfered with, infringed, misappropriated, or otherwise violated, and do not interfere with, infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person in any respect. No CB Holder or Company Party has received any written charge, complaint, claim, demand, or notice (other than arising in ex parte prosecution proceedings) alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To the Knowledge of the Company, no Person is interfering with, challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used or has been developed for use in, and material to, the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) currently pending application or registration for any patent, trademark, service mark, and copyright and each Internet domain name which is owned by the Company Parties and (ii) each license of Intellectual Property which is utilized in the operation of the Business obtained by the Company Parties (excluding each license of generally available off-the-shelf software (including software as a service) that does not call for more than Fifty Thousand ($50,000) in a one-time license fee or annual payments and any Incidental License). Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, all of the Intellectual Property that is required to be disclosed in Section 2.11(b)(ii) of the Company’s Disclosure Schedule that is registered is enforceable and to the Knowledge of the Company, valid. A Company Party is the sole and exclusive owner of each right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens. The Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(ii) of the Company’s Disclosure Schedule that is a currently issued patent, patent application, or other registration or pending application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property that is issued, or registered is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or material confidential information that the applicable Company Party intended to keep confidential has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property, other than any right title or interest that cannot be assigned or waived under applicable Law. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any material Intellectual Property for the Company Parties valid and enforceable written assignments of any such Intellectual Property to one of the Company Parties. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) None of the Company Parties received any funding from any Governmental Body that was specifically provided or used for the purpose of developing any material Owned Intellectual Property and no facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee, or to the Knowledge of the Company, contractor or consultant who was involved in, or contributed to, the creation or development of any material Owned Intellectual Property simultaneously performed services for any Governmental Body or a university, college or other educational institution or research center (other than in connection with the performance of services by such individual for a Company Party) during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.
(e) All Software owned by a Company Party does not contain any Self-Help Code or Unauthorized Code. No Person other than the Company Parties or employees or contractors of the Company Parties that are subject to written obligations of confidentiality possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software. None of the Company Parties has any obligation to afford any Person access to any such source code, and all such source code has not been disclosed except pursuant to written obligations of confidentiality. The Company Parties are in possession of documentation relating to the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in the Business.
(f) None of the Company Parties has licensed or distributed to any third party any combination of Publicly Available Software and Owned Intellectual Property in a manner that (i) requires the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any material limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.
(g) The material IT Assets are operational, and fulfill the purposes for which they were acquired or developed. The Company Parties have commercially reasonable disaster recovery and security plans, procedures and facilities and have taken reasonable steps to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the Ordinary Course of Business all required Software licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.
(h) Each item of material Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(i) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(j) The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Company Parties have received any written or oral complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with the Privacy and Security Requirements applicable to the Company Parties.

(k) The Company Parties are and for the six (6) years prior to Closing have been in compliance, in all material respects, with all Privacy and Security Requirements applicable to the Company Parties. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(l) The Company Parties have implemented Privacy Policies as required by the Privacy and Security Requirements applicable to the Company Parties, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any Privacy and Security Requirements applicable to the Company Parties.
(m) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.
2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound (other than any Employee Benefit Plan of the Company Parties):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000;
(iii) each Lease;
(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each collective bargaining agreement with any labor union currently in force and effect;
(x) each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;
(xi) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon the Company Parties;

(xii) each (A) Contract relating to the development of Intellectual Property (other than consulting and employment agreements entered into in the Ordinary Course of Business, such as any intellectual property assignment agreement with employees or any consulting agreement) for the Company Parties or registration or enforcement of any Owned Intellectual Property, and (B) material Intellectual Property License, other than any Incidental License or other licenses of generally available off-the-shelf software (including software as a service) that does not call for more than Fifty Thousand Dollars ($50,000) in a one-time license fee or annual payments;
(xiii) each current Company Government Contract and Government Contract Bid;
(xiv) each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties; and
(xv) any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).
(b) The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all material amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid and binding agreement of the applicable Company Party, and the Company has no knowledge that any Material Contract is not a legal, valid and binding agreement of any other Party thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or material breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or has indicated in writing its intent to cease to use the goods or services of the Company, or to terminate or materially reduce its relationship with the Company; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract by any Company Party or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder by any third party; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
2.13 Government Contracts and Bids.
(a) With respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company in the last five (5) years that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) To the Knowledge of the Company, each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.
(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation,

agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Knowledge of the Company, have any of the Company Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Knowledge of the Company, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b) or any state and local equivalent, or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.
(vii) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Knowledge of the Company, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.
(b) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.

(c) To the Knowledge of the Company Parties, all former government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, or to the Knowledge of the Company, on behalf of or for the benefit of Company Parties, and any active claims being made thereunder. Such insurance policies cover such risks as are customarily covered by Persons conducting similar businesses. All premiums due and payable under all such policies have been paid, and all such policies are in full force and effect. There are no pending claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any written notice regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.
2.15 Employees.
(a) None of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties related to Company Party employees.
(b) The Company has delivered to the GTY Parties a true and complete list of all employees of the Company Parties as of August 15, 2018, including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave) and date of hire. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(c) The Company has delivered to the GTY Parties a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties as of July 31, 2018, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and as of the Most Recent Balance Sheet Date.
(d) The Company Parties are in material compliance with all applicable Laws, including, but not limited to, those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law.
(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.

(f) The Company Parties, as applicable, has paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) The Company Parties have provided or Made Available to the GTY Parties current and complete copies of each written non-competition or non-solicitation Contract between any employees, independent contractors, consultants and temporary employees and the Company Parties. The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(h) The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.
2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent liability (each, a “Company Benefit Plan”). None of the Company nor any of its Subsidiaries sponsors, maintains or contributes to, or has any obligation to contribute to, any employee benefit plan that covers current or former employees, directors or consultants outside of the U.S.
(b) With respect to each Company Benefit Plan (to the extent applicable thereto), the Company has Made Available in the electronic data room to the GTY Parties copies of  (i) the current plan document for such Company Benefit Plan and any amendments thereto or, with respect to any unwritten Company Benefit Plan, a written description of the material terms of such plan, (ii) the most recent summary plan description (if any), (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the three (3) most recent compliance and nondiscrimination tests, (v) the most recent audited financial statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material, non-routine correspondence during the last three (3) years with the Internal Revenue Service, the U.S. Department of Labor, or any other Governmental Body.
(c) With respect to each Company Benefit Plan: (i) each has been maintained, funded, operated, and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.
(d) No Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored, contributed to, or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) subject to Title IV of

ERISA, (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code subject to ERISA, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA subject to ERISA.
(e) No Company Benefit Plan provides health, life, or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than (i) as required by applicable law, including Section 4980B of the Code and similar state law, (ii) coverage through the end of the month of retirement or other termination of employment, (iii) disability benefits attributable to disabilities occurring at or prior to retirement or other termination of employment, and (iv) conversion rights at the sole expense of the converting individual.
(f) With respect to the Company Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries.
(g) No Company Party has any obligation or commitment to pay, “gross up”, or otherwise indemnify any Person with respect to Taxes under Section 409A or 4999 of the Code.
(h) Except as set forth in Section 2.16(h) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit with respect to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, or (iv) result in any payment that would, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(i) Each Company Benefit Plan that provides deferred compensation subject to Section 409A of the Code has been maintained and operated in documentary and operational compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder or an available exemption therefrom.
2.17 Environmental, Health, and Safety Matters.   Except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:
(a) The Company Parties and the Business are, and since January 1, 2012 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) There are no material Consents or material Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since January 1, 2015.
(c) Since January 1, 2015, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.
(d) To the Knowledge of the Company, no Leased Real Property contains underground storage tanks.
(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.

(f) To the Knowledge of the Company, there are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) There are no written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past three (3) years by the Company Parties which are in the Company Parties’ possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any CB Holder or Company Party, or any of their respective Affiliates, on the other hand (other than, for purposes of clarification, any rights to indemnification, employment contracts, payments of salary, bonuses or benefits, reimbursement of expenses, or stock purchase agreements), (b) no CB Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no CB Holder or Affiliate of any CB Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis.
2.19 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.
2.20 Customers.
(a) Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) The Company Parties maintain good relations with each of their Key Customers. Since January 1, 2015, no Key Customer (A) has canceled, terminated, or materially modified, or threatened in writing to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened in writing to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened in writing to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. The Company or its Subsidiaries do not provide any material special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any material credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.

2.21 Suppliers.
(a) Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) The Company Parties maintain good relations with each of their Key Suppliers. Since January 1, 2018, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened in writing to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened in writing to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) to the Knowledge of the Company, breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects.
2.22 Accounts Receivable; Accounts.
(a) Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts receivable of the Company and its Subsidiaries (“Accounts Receivable”) as of August 31, 2018. The Accounts Receivable represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. As of the date of this Agreement, the Accounts Receivable are current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice).
(b) As of the date of this Agreement (i) no account debtor has refused or threatened in writing to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor is insolvent or bankrupt, and (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries.
(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Balance Sheet Date, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.
2.23 Anti-money Laundering.   The Company has in place reasonably adequate policies and procedures to identify, and verify the identity of each person for whom it may transmit funds. The Company also has developed, implemented, and maintains an effective written anti-money laundering program reasonably designed to prevent the Company from being used to facilitate money laundering. That program includes policies and procedures integrated with the Company’s automated data processing systems. That program also designates a person to assure day to day compliance with the program, provides for training of appropriate Company personnel, and provides for periodic independent review.
2.24 Association Requirements.   The Company is in compliance in all material respects with all Association Requirements that are applicable to it. No event has occurred, and to the Knowledge of the Company, no condition nor circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) constitute a material violation by the Company, or the failure on the part of the

Company to comply with, any Association Requirement. The Company has not received any notice or other communication (in writing or otherwise) of any fine or penalty from any Association regarding a violation of, or failure to comply with, any Association Requirement. The Company has not received any notice from any Association relating to any increase in fees, costs, or interchange other than fees, costs or interchanges that have been increased on an industry-wide basis.
2.25 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to the GTY Parties, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.
2.26 No Other Representations and Warranties.   Except as expressly set forth in this Article 2 (including the related portions of the Company’s Disclosure Schedule), none of the Company or any other Person has made or makes any other representation or warranty, written or oral, express or implied, on behalf of the Company, and any such other representations or warranties are hereby expressly disclaimed.
Article 3
REPRESENTATIONS AND WARRANTIES CONCERNING THE GTY PARTIES
As an inducement to the Company to enter into this Agreement and to consummate the Transaction, Holdings, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the CB Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
3.1 Organization, Qualification and Power.   Each of Holdings, GTY and GTY Merger Sub (i) is duly organized, validly existing and in good standing under the Laws of Massachusetts, the Cayman Islands and Delaware, respectively, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No GTY Party is in default under or in material violation of any provision of its Organizational Documents, or has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name since its inception.
3.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board, the Board of Directors of Merger Sub and the Holdings Board have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board, Holdings or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered by each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

3.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.
(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY (including Holdings prior to the GTY Merger). No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY (including Holdings prior to the GTY Merger) or obligating the Subsidiaries of GTY (including Holdings prior to the GTY Merger) to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
3.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any Holdings Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the

Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
3.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.6 Undisclosed Liabilities.   Except as set forth in Section 3.6 of GTY’s Disclosure Schedule, the GTY Parties do not have any liabilities required by GAAP to be set forth on the consolidated balance sheet of GTY, except for liabilities that (a) are accrued or reserved against on the face of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto), (b) were incurred subsequent to the date of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) in the Ordinary Course of Business, (c) liabilities or obligations incurred in connection with the Transaction or (c) those which are not, individually or in the aggregate, material in amount.
3.7 Solvency.   Immediately after giving effect to the Transaction, GTY, Holdings and the Surviving Company and each GTY Party thereof will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). No transfer of property is being made and no obligation is being incurred in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of any GTY Party.
3.8 Pro-Forma Capitalization of Holdings.   Section 3.8 of GTY’s Disclosure Schedule lists the pro forma capitalization of Holdings after giving effect to the Merger and the other Roll-up Transactions (assuming all such transactions are consummated in accordance with the terms thereof and without giving effect to any redemptions after the date hereof by GTY of shares issued in its initial public offering). Except as set forth on Section 3.8 of GTY’s Disclosure Schedule or in the GTY SEC Filings, neither GTY, Holdings nor any other GTY Party will have outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of GTY, Holdings or any other GTY Party, or subscriptions, warrants, options, rights (including pre-emptive rights), stock appreciation rights, phantom stock interests or other arrangements or commitments obligating GTY, Holdings or any other GTY Party to issue or dispose of any of its respective equity securities or any other ownership interest in GTY, Holdings or any GTY Party.
3.9 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by

Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
(c) The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintains a system of Internal Controls. The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.
(d) Since the Most Recent Balance Sheet Date until the date of this Agreement, there has not been any Material Adverse Effect with respect to GTY, Holdings or Merger Sub. None of GTY, Holdings or Merger Sub has conducted any business other than its formation, the public offering of its securities (and the related private offerings), the making of public reports under the Exchange Act and the search for, and preparation for the execution of, a business combination.
3.10 Registration Statement and Proxy Statement.   On the effective date of the Registration Statement (the “Effective Date”), the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the Effective Date, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b), the date the Proxy Statement is first mailed to the GTY Shareholders, and at the time of the GTY Shareholder Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that GTY makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Proxy Statement in reliance upon and in conformity with information furnished in writing to GTY by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement.
3.11 Nasdaq Stock Market Quotation.   The issued and outstanding shares of GTY Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “GTYH”. There is no action or proceeding pending or threatened in writing against GTY by the Nasdaq or the SEC with respect to any intention by such entity to deregister the GTY Common Stock or terminate the listing of GTY on the Nasdaq Capital Market. None of GTY or any of its Affiliates has taken any action in an attempt to terminate the registration of the GTY Common Stock under the Exchange Act.
3.12 Litigation; Legal Compliance.   Except as set forth in Section 3.12 of GTY’s Disclosure Schedule, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.
3.13 Financial Ability; Trust Account.   As of date of this Agreement, GTY has at least $550,000,000.00 Dollars in a trust account at UBS (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 26, 2016, by and between GTY and the Trustee (the “Trust Agreement”), invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.” Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, GTY’s

Organizational Documents and GTY’s final prospectus dated October 26, 2016. GTY has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. Except as described in GTY SEC Filings, as of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since October 26, 2016 through the date hereof, GTY has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of GTY to dissolve or liquidate pursuant to GTY’s Organizational Documents shall terminate, and as of the Effective Time, GTY shall have no obligation whatsoever pursuant to GTY’s Organizational Documents to dissolve and liquidate the assets of GTY by reason of the consummation of the Transaction. To the Knowledge of GTY, as of the date hereof, following the Effective Time, no GTY Shareholders shall be entitled to receive any amount from the Trust Account except pursuant to a GTY Stock Redemption.
Article 4
PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
4.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated by this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection with such Transaction, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.
4.2 Notices and Consents.   As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that neither any Company Party or any GTY Party shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required. The CB Holders entitled to approve and adopt this Agreement shall approve and adopt this Agreement pursuant to a written consent in the form attached hereto as Exhibit D (the “CB Holder Consent”) by 5:00 p.m. Eastern Time on the day after the date of this Agreement.
4.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY (not to be unreasonably withheld, conditioned or delayed), the Company shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business; (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar years ending December 31, 2018 and 2019, in an aggregate amount not less than 90% of the budgeted amounts therefor under the capital expenditure and operating budgets, each as provided to GTY); (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees; (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; provided that, with respect to Section 2.6(c)(iii), GTY shall use its commercially reasonable efforts to promptly review any Material Contract to be entered into after the date hereof and prior to the Closing; (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date; and (vii) not to take any of the following actions, except in the Ordinary Course of Business:
(a) discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;
(c) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(d) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(e) agree or commit to do any of the foregoing.
4.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated as of August 7, 2018, between GTY and the Company.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.
4.5 Notice of Developments.   Each Party, provided such Party has Knowledge of any of the following, shall provide the other Parties with prompt written notice (each, a “Development Notice”) of any event, fact or circumstance that (i) gives such party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (ii) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any such Party, or (iii) would require any amendment or supplement to any GTY SEC Filing. In the event that any Development Notice relates to any matter that occurred or existed prior to the date of this Agreement, then the matters set forth in such Development Notice shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement with respect to such matter, including for purposes of indemnification under Article 7; provided that, to the extent such Development Notice relates to any matter that occurs or arises on or after the date of this Agreement, then such Development Notice shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure of the Company Parties to comply with its covenants hereunder), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Each Party will have thirty (30) days from the date of delivery of a Development Notice to cure a development described in this Section 4.5 (only to the extent any such development is curable), and if such development is not cured within such time, the other Parties may terminate to the extent permitted pursuant to the conditions set forth in Article 8; provided that if this Agreement is not terminated pursuant to Article 8 on or prior to the date that is forty-five (45) days from the date of delivery of such Development Notice, the matters set forth in such Development Notice shall not serve as a basis for a right to terminate unless and until another Development Notice is delivered. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
4.6 Operating Capital.   At or immediately following the Closing, Holdings shall wire $15,000,000 in immediately available funds to the account of the Company to be used as operating capital.
4.7 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock (or any options, warrants (other than warrants pursuant to the Note Purchase Agreement), convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing), assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing; provided, however, that nothing contained in this Agreement shall prohibit the Company from (x) engaging in any discussions with any potential investors relating to, or completing, any bona fide debt or equity financings proposed to be completed by the Company (including, without limitation, a Series C and/or Series D preferred stock financing) in the ordinary course of business consistent with past practice, or (y) consummating any Transaction Financing or Subsequent Financing; provided further that no such Transaction Financing or Subsequent Financing shall result in (1) a change of control of the Company or (2) the invalidation of the CB Holder Consent. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.

(b) The Company and CB Holders’ Representative acknowledges and agrees that each is aware, and the Company acknowledges and agrees that the Company Parties, the CB Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised by the Company), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and CB Holders’ Representative hereby agree, for themselves, and the Company agrees, on behalf of the Company Parties, to advise the CB Holders and each of the Company Parties’ respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or, as to any individual, while in possession of material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate any material nonpublic information relating to the Transaction to any other Person, or cause or encourage any Person to do any of the foregoing.
4.8 SEC Filings.
(a) As promptly as practicable, and in no event later than four (4) Business Days following the date of this Agreement, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).
(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies involved in the Roll-Up Transactions, Holdings, GTY and the Company shall prepare and GTY and Holdings shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. Each of GTY, Holdings and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the stockholders of GTY. GTY shall advise the Company promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY and/or Holdings under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY or Holdings, as applicable, with all information concerning the CB Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees reasonably available to GTY, Holdings and their respective counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. Without limiting the foregoing, GTY shall ensure that the Proxy Statement does not, as of the date on which it is distributed to the GTY Shareholders, and as of the date of the GTY Shareholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that GTY shall not be responsible for the accuracy or completeness of any information furnished in writing by the Company for inclusion in the Proxy

Statement). GTY and Holdings shall each make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, Holdings shall begin preparing, in consultation with the Company, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY and Holdings shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Company covenants and agrees, that the information provided by the Company or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the CB Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.
4.9 Registration Rights.   The Parties hereto agree to that Exhibit C hereto sets forth the registration rights relating to the Holdings Common Stock to be issued to the CB Holders hereunder in connection with the Earnout Amount. The CB Holders agree to cooperate in good faith with Holdings prior to reselling any Holdings Common Stock the CB Holders receive hereunder to ensure an orderly disposition of such Holdings Common Stock that maximizes value for all holders of Holdings Common Stock.
4.10 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a reasonably timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
4.11 Certain Business Relationships.   The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.
4.12 Remaining Stockholder Notices.   The Company will, in accordance with applicable Law and its organizational documents promptly mail to any CB Shareholder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of Section 262 of the DGCL (each, a “Remaining Stockholder”) a request that such CB Shareholder execute the written consent of the CB Shareholder approving the Merger as provided in Section 264 of the DGCL and that such CB Holder waive any appraisal rights under Section 262 of the DGCL. In connection with such request, the Company will, through its board of directors, recommend to the CB Shareholder approval of the Merger. No less than ten (10) Business Days before the date on which the Company intends to deliver the information statement or other information to be delivered to the Remaining Stockholders, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information.
4.13 Exercise of Company Rights.   Upon the request of GTY, the Company or any CB Holder, as applicable, shall exercise any rights it may have under the Company’s Organizational Documents or other agreement among the CB Holders to compel the CB Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of CB Shares or similar rights, in each case, to the extent permitted by applicable Law.
4.14 Financial Statements and Related Information.   The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its Subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its Subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules, regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.14, the “PCAOB Financial Statements”).
4.15 GTY Equity Incentive Plan.   The Holdings Board shall take all action necessary to (i) approve the GTY Equity Incentive Plan, (ii) reserve a sufficient number of shares of Holdings Common Stock to provide for the issuance of up to Two Million (2,000,000) shares of Holdings Common Stock to the Company Employees under the GTY Equity Incentive Plan and (iii) adopt resolutions granting, effective immediately after the Effective Time, restricted stock units or other equity-based awards under the GTY Equity Incentive Plan to the Company Employees in the amounts agreed to between the Company and Holdings.
4.16 GTY Merger.   Subject to the GTY Shareholders approval of the GTY Shareholder Approval Matters, the GTY Board and the Holdings Board shall take all action necessary to consummate the GTY Merger prior to the Effective Time.
Article 5
POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
5.1 General. Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.

5.2 D&O Indemnification.
(a) From and after the Closing, Holdings shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the Holdings Board, provide or shall cause to be provided to each individual who becomes a director or officer of any GTY Party, rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents or existing indemnity agreements of the Company.
(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing (the “Indemnified Executives”) comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals from an insurer of comparable quality.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of Holdings assume the obligations set forth in this Section 5.2.
(d) The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Indemnified Executive and their respective heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
5.3 Employees.
(a) As of the Closing Date, and for a period of 12 months thereafter, the GTY Parties will provide, or cause the respective Affiliates to provide, each employee of the Company Parties as of the Closing (the “Company Employees”) with (i) an annual base salary or an hourly wage rate that is not less than that provided to such Company Employee by the Company Parties immediately prior to the Closing, (ii) bonus and incentive compensation opportunities that are not less favorable than those provided to such Company Employee by the Company Parties immediately prior to the Closing, and (iii) employee benefits that are substantially comparable in the aggregate to those provided to such Company Employee by the Company Parties immediately prior to the Closing. The GTY Parties and their respective Affiliates will treat, and will cause each employee benefit plan, program, practice, policy and arrangement sponsored, maintained or contributed to by any GTY Party or any of its Affiliates following the Closing and in which any Company Employee (or the spouse, domestic partner or any dependent of any Company Employee) participates or is eligible to participate (each, a “GTY Plan”) to treat, for all purposes (including determining eligibility to participate, vesting, benefit accrual and level of benefits), all service with the Company Parties (or predecessor employers if any of the Company Parties or any Company Benefit Plan provides past service credit) as service with the GTY Parties and their respective Affiliates except to the extent such recognition would result in a duplication of benefits. The GTY Parties will cause each GTY Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the Company Employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not included under the corresponding Company Benefit Plan, and (ii) to recognize for each Company Employee to apply annual deductible, co-payment and out-of-pocket maximums under such GTY Plan any deductible, co-payment and out-of-pocket expenses paid by each Company Employee and his or her spouse, domestic partner and dependents under the corresponding Company Benefit Plan during the plan year of such Company Benefit Plan in which occurs the later of the Closing Date and the date on which each Company Employee begins participating in such GTY Plan.

(b) Nothing in this Section 5.3, (i) is intended to, or will be construed to, confer upon any Company Employee or any other Person other than the parties to this Agreement any rights or remedies hereunder, including the right to continued employment; or (ii) will establish, amend or be deemed to establish or amend any Company Benefit Plan, GTY Plan or any other benefit plan, program, policy or arrangement of any GTY Party or will limit the rights of any GTY Party or the Company to establish, amend or terminate any Company Benefit Plan, GTY Plan or any other benefit plan, program, policy or arrangement, whether before or after Closing.
5.4 Tax Matters.
(a) Tax Returns.
(i) The Company, shall (A) prepare and timely file, or cause the relevant Company Party to prepare and timely file all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “CB Prepared Returns”) and (B) timely pay, or cause the relevant Company Party to pay, all Taxes that are shown as payable with respect to CB Prepared Returns. All CB Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries and, to the extent applicable, the conventions provided for in accordance with Section 5.4(a)(iii).
(ii) Holdings shall cause the relevant Company Party to prepare and timely file all Tax Returns of the Company Parties due (after taking into account all appropriate extensions) after the Closing Date (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return relates to a Pre-Closing Tax Period or Straddle Period, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions provided in Section 5.4(a)(iii), unless required otherwise by Law. Each GTY Prepared Return that shows an Indemnified Tax shall be submitted to the CB Holders’ Representative a reasonable time prior to (but no later than 30 days prior to) the due date of such Tax Return. Holdings shall incorporate any reasonable comments made by the CB Holders’ Representative in the final Tax Return prior to filing. No failure or delay of Holdings in providing GTY Prepared Returns for the CB Holders’ Representative to review shall reduce or otherwise affect the obligations or liabilities of the CB Holders pursuant to this Agreement except to the extent the CB Holders are actually prejudiced by such delay or failure. Notwithstanding anything in this Agreement to the contrary, any Transaction Tax Deductions shall, to the maximum extent permitted by applicable Law, be reflected on the Tax Returns of the Company for Pre-Closing Tax Periods (including the pre-Closing portion of Straddle Periods), as the case may be.
(iii) The CB Holders’ Representative, the CB Holders, Holdings and GTY agree with respect to certain Tax matters as follows:
(A) The Tax years of the Company Parties organized under U.S. Tax Laws shall end for U.S. federal income Tax purposes as of the end of the Closing Date and, to the extent permissible under applicable Laws, the Company Parties shall elect to have each of its other Tax years end as of the end of the Closing Date.
(B) To treat all indemnification payments under this Agreement as adjustments to the Cash Purchase Price for all relevant Tax purposes.
(C) To treat all interest and other earnings on the Purchase Price Escrow Account and Indemnity Escrow Account as income of GTY in accordance with the transition rule set forth in Proposed Treasury Regulation Section 1.468B-8(h)(2).
(D) That no election under Code Section 338(g) or Code Section 336(e) shall be made with respect to the acquisition (or sale) of the shares of any Company Party contemplated by this Agreement.
(E) That without the prior written consent of the CB Holders’ Representative (not to be unreasonably withheld, conditioned or delayed), Holdings and the Surviving Company shall not (i) file or amend any Tax Return of the Company Parties that relates to a Pre-Closing Tax

Period (or Straddle Period) except as contemplated pursuant to Section 5.4(a)(ii), extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period (or Straddle Period), (iii) make or change any Tax election or accounting method or practice that has retroactive effect to any Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date), or (iv) initiate any voluntary disclosure or other communication with any Governmental Body relating to any actual or potential Tax payment or Tax Return filing obligation of the Company Parties for any Pre-Closing Tax Period (or Straddle Period).
Unless otherwise required by Law, neither the CB Holders nor Holdings shall take any position (and Holdings shall not allow any Company Party or any of its other Affiliates to take any position) during the course of any audit or other Proceeding with respect to any Taxes or Tax Returns (whether or not a Tax Contest) that is inconsistent with any election, position, or agreement provided for in this Section 5.4(a)(iii).
(b) Apportionment of Taxes.   For purposes of determining the amount of Taxes that are attributable to a Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date) the parties agree as follows:
(i) In the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.
(ii) In the case of Taxes in the form of interest or penalties, all such Taxes shall be treated as attributable to a Pre-Closing Tax Period (or the portion of the Straddle Period ending on the Closing Date) to the extent relating to a Tax for a Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.
(iii) In the case of Taxes imposed on any Company Party, Holdings or any other GTY Indemnitee as a result of income of any Flow-Thru Entity realized prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends on the Closing Date and closed its books), such Taxes shall be treated as Taxes of the relevant Company Party for a Pre-Closing Tax Period.
(iv) In the case of payroll and other employment Taxes of any Company Party with respect to any transaction-related bonuses or Options paid on or before, or within a short period of time after, the Closing Date or any other Taxes imposed on any Company Party with respect to the payment of any Transaction Expenses of a Company Party made on or before, or within a short period of time after, the Closing Date, such Taxes shall be treated as Taxes of the relevant Company Party for a Pre-Closing Tax Period.
(v) In the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the relevant Company Party filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of this clause (v), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.
(c) Cooperation.   GTY, Holdings, the Company, the CB Holders’ Representative and each CB Holder shall (i) assist in the preparation and timely filing of any Tax Return of any Company Party; (ii) assist in any audit or other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest); (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of the Company or any Subsidiary of any Company Party;

(iv) provide any information necessary or reasonably requested to allow Holdings or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.
(d) Tax Contests.   Holdings shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes of any Company Party (a “Tax Contest”); provided, however, that the CB Holders’ Representative, at the sole cost and expense of the CB Holders, shall have the right to participate in any such Tax Contest to the extent it relates solely to Taxes for a Pre-Closing Tax Period and Holdings shall incorporate any timely and reasonable comments made by the CB Holders’ Representative with respect to any documentation related to such Tax Contest. Holdings shall not settle any such Tax Contest without the consent of the CB Holders’ Representative (not to be unreasonably withheld, delayed, or conditioned).
(e) Transfer Taxes.   All federal, state, local, non-U.S. transfer, excise, sales, use, ad valorem value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the transfer of the shares in the Company or any other transaction contemplated by this Agreement and all related interest and penalties (collectively, “Transfer Taxes”) shall be paid fifty-percent (50%) by the CB Holders and fifty-percent (50%) by GTY or Holdings, as applicable.
(f) Tax Refunds.
(i) Subject to Section 5.4(f)(iii), all refunds of Taxes (other than refunds of Transfer Taxes, which shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.4(e)) of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.4(b)) (whether in the form of cash received from the applicable Governmental Body or a direct credit against Taxes that are not Indemnified Taxes) shall be for the benefit of the CB Holders. GTY will cooperate with the CB Holders’ Representative, and take reasonable steps requested by the CB Holders’ Representative, to obtain any such refund.
(ii) To the extent that GTY, Holdings or any Company Party, or any of their Affiliates, receives a refund that is for the benefit of the CB Holders, GTY or Holdings, as applicable shall pay to the Exchange Agent for distribution to the CB Holders the amount of such refund (without interest other than interest received from the Governmental Body), net of  (i) any Taxes imposed on GTY, Holdings or such Company Party, or any of their Affiliates, as a result of the receipt of such refund; and (ii) any reasonable expenses that GTY, Holdings, a Company Party, or any of their Affiliates incurred with respect to such refund. The net amount due to the CB Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit, ten (10) days after filing the Tax Return claiming such credit).
(iii) Nothing in this Section 5.4(f) shall require that GTY or Holdings make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY, Holdings or the applicable Company Party) that is with respect to any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date).
(g) Tax Treatment.   None of GTY, Holdings, Merger Sub, the Company or any of their respective Affiliates shall take any action that would reasonably be likely to prevent the Merger from qualifying as part of a transaction described in Section 351 of the Code (“351 Transaction”) and prior to the Effective Time, GTY, Holdings, Merger Sub, the Company and their respective Affiliates shall use their best efforts to cause the Merger to qualify as part of a 351 Transaction.
5.5 Securities Listing.   GTY and Holdings shall use commercially reasonable efforts to cause the Holdings Common Stock to be issued in connection with the transactions contemplated hereby to be approved for listing on Nasdaq at the Closing and continue the listing for trading of the Holdings Common Stock on Nasdaq (or on such other stock exchange or automated quotation system upon which the Holdings Common Stock is then listed or quoted) from and after the Effective Time.

Article 6
CONDITIONS TO OBLIGATION TO CLOSE
6.1 Conditions to Obligations of CB Holders and GTY Parties.   The obligations of the Company, GTY, Holdings and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part;
(d) The GTY Stock Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Stock Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account; and
(e) The GTY Merger shall have occurred.
6.2 Conditions to Obligations of GTY, Holdings and Merger Sub.   The obligations of each of GTY, Holdings and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) the representations and warranties of the Company contained in Article 2 (including the representations and warranties set forth in Section 2.9 (Tax Matters)) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations (other than the representations and warranties set forth in Section 2.9 (Tax Matters)), which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to the Company;
(d) the Company shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of the Company Board, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;
(e) the Consents or Permits set forth in Schedule 6.2(e) shall have been obtained;
(f) the Company shall have delivered to GTY the Escrow Agreement executed by CB Holders’ Representative and the Escrow Agent;
(g) the CB Shareholders entitled to approve and adopt this Agreement shall have approved and adopted this Agreement pursuant to the CB Holder Consent by 5:00 p.m. Eastern Time on the day after the date of this Agreement;
(h) each executive of the Company set forth on Schedule 6.2(h) shall have delivered to GTY a duly executed CB Holder Lockup Agreement and a duly executed Letter of Transmittal;
(i) the Company shall have delivered to GTY an affidavit, signed under perjury, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h), stating that the Company is not, and has not been during the five (5)-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(j) the Company shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for each Company Party;
(k) the Company shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company’s Disclosure Schedule;
(l) the Company shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(m) with respect to each Convertible Note outstanding as of the Closing, the Company shall have delivered to GTY a duly executed pay-off letter evidencing the satisfaction in full of such Convertible Note upon being paid off at Closing or a duly executed acknowledgement that such Convertible Note will be converted into CB Shares at Closing;
(n) the Company shall have delivered to GTY those employment agreements dated as of the date hereof between GTY and each of the Key Executives, and each such agreement shall be in effect as of the Effective Time;
(o) the Company shall have delivered to GTY those restrictive covenant agreements dated as of the date hereof between GTY and each of the Key Executives and each of the stockholders set forth on Schedule 6.2(o), and each such agreement shall be in effect as of the Effective Time;
(p) no more than 5% of the CB Shares shall be Dissenting Shares;
(q) this Agreement and the Merger shall have been approved and adopted pursuant to the CB Holder Consent in accordance with applicable law and the CB Holder Consent shall have been delivered to GTY;
(r) GTY has received the PCAOB Financial Statements of the Company in a form reasonably satisfactory to GTY; and
(s) the Roll-Up Transactions have closed or will close substantially simultaneously with the Closing.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.
6.3 Conditions to Obligations of the Company.   The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) all of the representations and warranties of GTY, Holdings and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each of GTY, Holdings and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;
(c) GTY and Holdings shall have delivered to the Company a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (h) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) GTY and Holdings, as applicable shall have issued and delivered the Merger Shares and Cash Consideration to the Exchange Agent;
(e) GTY shall have delivered to the Company the Escrow Agreement executed by GTY, Holdings and the Escrow Agent;

(f) the Merger Shares and the Post-Closing Earnout Shares shall have been approved for listing on the Nasdaq, subject to an official notice of issuance;
(g) Holdings or GTY shall have wired or caused to be wired $15,000,000 in immediately available funds to the account of the Company to be used as operating capital; and
(h) there shall not have been a Material Adverse Effect with respect to GTY or Holdings, which shall not include any GTY Stock Redemption.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Company.
Article 7
REMEDIES FOR BREACHES OF THIS AGREEMENT
7.1 Indemnification.
(a) Indemnification by CB Escrow Participants.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, the CB Escrow Participants shall indemnify and hold harmless GTY, Holdings, their Affiliates and their and their Affiliates’ respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any Company Party in this Agreement or any certificate delivered pursuant hereto, (ii) any breach of any covenant or agreement of any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the CB Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the Final Cash Consideration, (v) GTY Tax Losses, (vi) any claim by any holder of Options with respect to the exercise, termination or cancellation of such Options, and (vii) the matters set forth on Schedule 7.1(a). CB Escrow Participants and CB Holders’ Representative acknowledge and agree that no CB Holder or controlling Affiliate of any CB Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any Holdings Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2) with respect to any Loss paid by the CB Escrow Participants pursuant to this Article 7. For the avoidance of doubt, any Taxes (and related Losses) resulting from a breach of a Tax Representation shall be governed by Section 7.1(a)(v) rather than Section 7.1(a)(i) and any Taxes (and related Losses) resulting from a breach of a covenant by the Company to be performed on or prior to the Closing or a breach of a covenant to be performed by the CB Escrow Participants pursuant to this Agreement or any other Transaction document shall be governed by Section 7.1(a)(v) rather than Section 7.1(a)(ii).
(b) Indemnification by GTY and Holdings.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY and Holdings shall jointly and severally indemnify and hold harmless each CB Holder and each of their Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “CB Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or (iii) any Third-Party Claim related to the foregoing that alleges facts that, if true, would entitle the CB Holder Indemnitees to recovery under this Article 7.
7.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations shall survive until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter (after giving effect to any waiver, tolling mitigation or extension) thereof, and (ii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is ninety (90) days after such covenants have been performed in accordance with their terms, except that the covenants set forth in Section 5.4 shall survive the Closing and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations period applicable to the underlying subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).
(iii) Any claim related to any intentional and knowing fraud by the Company may be made at any time without limitation.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved. No knowledge of, or investigation by or on behalf of, any party hereto will constitute a waiver of such party’s right to enforce any covenant, representation or warranty contained herein against any of the other parties or affect the right of a party to indemnification.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $500,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold, subject to the other provisions of this Section 7.2; provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of Fundamental Representation, or (z) any intentional and knowing fraud by the Company. With respect to any claim for which any GTY Party may be entitled to indemnification pursuant to Section 7.1(a)(i), other than with respect to the Fundamental Representations, no amount shall be payable by any Indemnifying Party unless and until such amounts, together with all Losses arising from the same facts and circumstances, in the aggregate, exceed $50,000.
(c) Liability Cap.
(i) $10,000,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided that the foregoing limitation shall not apply in respect of any Losses relating to (i) any breach of any Fundamental Representation, (ii) any knowing and intentional fraud by the Company or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $15,000,000.
(ii) Notwithstanding anything to the contrary herein, in no event shall a CB Escrow Participant be liable for an amount greater than the sum of the Cash Purchase Price actually received by the CB Escrow Participant, plus the Earnout Consideration in the form and to the extent actually received by such CB Escrow Participant.
(d) The amount of any Losses that are subject to indemnification under this Article 7 will be calculated net of the amount of any insurance proceeds actually received by the Indemnified Parties in connection with such Losses or any of the events or circumstances giving rise or otherwise related to such Losses (net of all deductibles, co-payments, retro-premium obligations and premium increases attributable thereto and all costs of collection of any such other insurance proceeds). If any such other insurance proceeds are received by any GTY Indemnitee after receiving payment or reimbursement for any Losses hereunder, GTY will promptly cause to be paid to the Exchange Agent (on behalf of the CB Escrow Participants) an amount equal to the lesser of such insurance proceeds or the amount of such Losses previously paid or reimbursed in connection with the related clauses.

(e) Each Party will take commercially reasonable steps to mitigate Losses upon or after becoming aware of any event which could reasonably be expected to give rise to Losses indemnifiable by the other Party, in each case, to the extent required by applicable Law.
(f) Subject to the other terms and limitations of this Article 7:
(i) any Losses payable to a GTY Indemnitee pursuant to, under, relating to or in connection with Section 7.1(a)(i)-(vi) shall be satisfied (A) first from the Cash Escrow Amount, and (B) second, to the extent the amount of recoverable Losses exceeds the amounts available to the GTY Indemnitees from the Cash Escrow Amount, from the CB Escrow Participants, severally and not jointly (in accordance with their Escrow Participation Percentages).
(ii) any Losses payable to a GTY Indemnitee pursuant to, under, relating to or in connection with Section 7.1(a)(vii) shall be satisfied (A) first from the Schedule 7.1 Escrow Amount, (B) second, to the extent the amount of recoverable Losses exceeds the amounts available to the GTY Indemnitees from the Schedule 7.1 Escrow Amount, from the Cash Escrow Amount, and (C) third, to the extent the amount of recoverable Losses exceeds the amounts available to the GTY Indemnitees from the Cash Escrow Amount, from the CB Escrow Participants, severally and not jointly (in accordance with their Escrow Participation Percentages).
(g) GTY, Holdings and Merger Sub acknowledge, covenant and agree that (i) GTY, Holdings and Merger Sub have conducted an independent investigation, review and analysis of the business of the Company and the Company’s business operations, assets, liabilities, results of operations, financial condition, technology and prospects in making its determination as to the propriety of the Transaction; (ii) in entering into this Agreement, GTY, Holdings and Merger Sub have relied solely on the results of such investigation, review and analysis and not on any factual representations or opinions of the Company other than the representations and warranties of the Company expressly contained in Article 2 of this Agreement; and (iii) except for the representations and warranties contained in Article 2 of this Agreement, none of Company or its Affiliates or representatives nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Company, the Merger or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title, enforceability or noninfringement. In connection with such investigation, GTY and its representatives and Affiliates have received from or on behalf of the Company certain estimates, budgets, forecasts, plans and financial projections (“Forward-Looking Statements”), and GTY, Holdings and Merger Sub acknowledge that there are uncertainties inherent in making Forward-Looking Statements and that Holdings, GTY and Merger Sub are familiar with such uncertainties and are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forward-Looking Statements furnished to them and their representatives (including the reasonableness of the assumptions underlying Forward-Looking Statements where such assumptions are explicitly disclosed), and that none of the Company or any other Person has made or makes any representation or warranty with respect to any Forward-Looking Statements. Notwithstanding anything herein to the contrary, nothing in this Section 7.2(f) shall limit any rights of the GTY Indemnitees hereunder with respect to the representations and warranties set forth in Article 2.
(h) GTY Indemnitees shall not be entitled to recover any Losses (i) relating to any matter arising under one provision of this Agreement to the extent that GTY Indemnitees have already recovered Losses with respect to such matter pursuant to another provision of this Agreement or (ii) taken into account in the calculation of Debt.
(i) Tax Benefits.   For purposes of determining the amount of any Loss for which indemnification is provided pursuant to Section 7.1, the amount of such Loss shall be reduced by the Indemnification Tax Benefits actually realized, if any, by an Indemnified Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses in the year in which such Loss occurs. If an Indemnified Party realizes an Indemnification Tax Benefit in any of the two (2) years following the occurrence of such Loss, the Indemnified Party shall pay the Indemnifying Party the amount of such Indemnification Tax Benefit. For this purpose, a Person shall be deemed to recognize a Tax benefit

(“Indemnification Tax Benefit”) with respect to a taxable year if, and to the extent that, the Person’s liability for Taxes for such taxable year, calculated by excluding any Tax items attributed to the Losses, exceeds the Person’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Losses.
7.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a CB Holder Indemnitee (the “Indemnified Party”) intends to make a claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) prompt written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement and the Escrow Agreement. For the avoidance of doubt, any notices to be delivered to the CB Escrow Participants, as collectively the Indemnifying Party, shall be delivered to the CB Holders’ Representative, acting on behalf of the CB Escrow Participants.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third-Party Claim”), the Indemnified Party shall promptly give the Indemnifying Party written notice of such Third-Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third-Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third-Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third-Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third-Party Claim; and
(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnifying Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 7.3(b), the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (iv) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, or (v) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed.
Notwithstanding anything to the contrary in this Section 7.3, following the Effective Time, the CB Holders’ Representative, at the sole expense of the CB Escrow Participants, shall conduct and control, through counsel of its own choosing, the defense, compromise or settlement of the defense of any Schedule 7.1(a) Claim; provided, however, that nothing in this Section 7.3 shall inhibit or prevent GTY or its successors or assigns from hiring separate counsel, at the sole expense of GTY or its successors or assigns in connection with any Schedule 7.1(a) Claim.
(c) To the extent that there is an inconsistency between Section 7.3 and Section 5.4 as it relates to a Tax matter, the provisions of Section 5.4 shall govern.
7.4 Other Indemnification Matters.   For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty or (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(ix), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
7.5 Release of Indemnity Escrow Amount from Escrow.
(a) Subject to this Article 7 and the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the CB Escrow Participants pursuant to this Article 7 other than Section 7.1(a)(vii), the Escrow Agent shall, upon the receipt of a joint written instruction from Holdings and the CB Holders’ Representative, or written instruction from GTY or Holdings attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7 an amount in cash equal to such Loss from the Indemnity Escrow Account.

(b) Subject to this Article 7 and the terms of the Escrow Agreement, the release and transfer of the Schedule 7.1 Escrow Amount to the Exchange Agent, for the benefit of the CB Escrow Participants, net of the amount of the Losses payable to the GTY Indemnitees pursuant to Section 7.1(a)(vii) from the Indemnity Escrow Account, will occur upon the earlier of  (i) forty-eight (48) months following the Closing Date and (ii) promptly after a Schedule 7.1(a) Resolution.
(c) On the date that is eighteen (18) months following the Closing Date (the “Release Date”), the remainder of the Cash Escrow Amount shall be released by the Escrow Agent from the Indemnity Escrow Account to the Exchange Agent except that the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) of the Cash Escrow Amount equal to the amount of claims for indemnification under this Article 7 asserted prior to the Release Date but not yet resolved (“Unresolved Claims”). The funds retained for Unresolved Claims (to the extent not utilized to pay a GTY Indemnitee for any such claims resolved in favor of a GTY Indemnitee) shall be released by the Escrow Agent to the Exchange Agent upon the resolution of any such claims in accordance with this Article 7 and the terms of the Escrow Agreement.
7.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Losses arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise diminish any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s knowing and intentional fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.
Article 8
TERMINATION
8.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders or the Company stockholders referred to in Section 6.1(b), as follows:
(a) by mutual written consent of the Company and GTY;
(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) by either GTY or the Company, if following the GTY Stock Redemptions the aggregate amount of cash or cash equivalents in the Trust Account is less than the Necessary Cash Amount;
(f) by GTY, (i) if the Company breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of the Company becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after written notice thereof is provided by

GTY to the breaching Party (provided that no such cure period will be available or applicable to any breach which by its nature cannot be cured); provided that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to the Company;
(g) by the Company, if GTY, Holdings or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY, Holdings or Merger Sub becomes become untrue), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after written notice thereof is provided by the Company to the breaching Party (provided that no such cure period will be available or applicable to any breach which by its nature cannot be cured); provided that no CB Holder or Company Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any GTY Party;
(h) by GTY, if the CB Holder Consent shall not have been executed and delivered to GTY by 5:00 p.m. Eastern Time on the day after the date of this Agreement; or
(i) by GTY, if the Company does not deliver to GTY the PCAOB Financial Statements on or before December 31, 2018.
(j) by the Company, if the balance of the binding financial commitment made in connection with the Transaction Financing, in the amount of at least an additional Five Million Dollars ($5,000,000), has not been funded by October 15, 2018; provided, however, that such right to terminate shall expire if not exercised in writing on or prior to 5:00 p.m. Eastern Time on October 18, 2018.
(k) by the Company, if the Closing does not occur on or before March 31, 2019; provided, however, that such right to terminate shall expire if not exercised in writing on or prior to 5:00 p.m. Eastern Time on April 2, 2019.
8.2 Effect of Termination.
(a) If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from liability for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.
(b) Limited Expense Reimbursement.
(i) In the event this Agreement is terminated, other than pursuant to (A) Section 8.1(a), (B) Section 8.1(b) and, at the time of such termination, the Company’s failure to fulfill, or the Company’s Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date, (C) Section 8.1(d), (D) Section 8.1(f), (E) Section 8.1(h) or (F) Section 8.1(i), the GTY Parties shall promptly reimburse, by wire transfer of immediately available funds, up to 50% of the Company’s Transaction Expenses; provided, however, the GTY Parties shall not be required to provide reimbursement under this Section 8.2(b) for any amounts in excess of  $400,000 (the “Expense Reimbursement Payment”).
(ii) Each of the Parties hereto agrees that if this Agreement is terminated and the Expense Reimbursement Payment is due and payable, and unless the Company elects in writing to waive its right to receive the Expense Reimbursement Payment, the Expense Reimbursement Payment shall be the sole and exclusive remedy of the Company and its Affiliates and all direct and indirect equityholders (whether at law, in equity, in contract, in tort or otherwise) against the GTY Parties and any of their respective direct or indirect, former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees (each, a “GTY Related Party”) for any breach of this Agreement by any GTY Party or any Losses suffered hereunder or under any other agreement executed in connection with the transactions contemplated hereby; provided that nothing in this Section 8.2(b)(ii) will limit the right of the Company and its Affiliates to bring or maintain, or receive damages in, any Proceeding against a GTY Related Party arising out of or in connection with any breach of the Confidentiality Agreement. Subject to the proviso to the immediately preceding sentence, upon the Company’s receipt of full payment of the Expense Reimbursement Payment, (i) no GTY Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (ii) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any Proceeding against any GTY Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (iii) the Company shall cause any Proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company against any GTY Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of the Expense Reimbursement Payment. The Company shall not be entitled to collect the Expense Reimbursement Payment on more than one occasion.
(iii) Each of the Parties hereto acknowledges that the Expense Reimbursement Payment, as and when payable pursuant to this Section 8.2, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which such amount is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.
Article 9
DEFINITIONS
“351 Transaction” has the meaning set forth in Section 5.4(g).
“Accounting Arbitrator” has the meaning set forth in Section 1.8(d).
“Accounts Receivable” has the meaning set forth in Section 2.22(a).
“Acquisition Proposal” has the meaning set forth in Section 4.7(a).
“Additional GTY Filings” has the meaning set forth in Section 4.8(b).
“Adjustment Amount” has the meaning set forth in Section 1.9(a).
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Ancillary Agreements” means the Escrow Agreement.
“Annual Financial Statements” has the meaning set forth in Section 2.6(a).

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.
“Association” means Visa, MasterCard, American Express Travel Related Services, Inc., and DFS Services, LLC or any other association, network, or organization that issues or authorizes the issuance of a credit or debit card.
“Association Requirement” means an effective bylaw, regulation or other requirement of any Association.
“Bid” has the meaning set forth in Section 2.13(a).
“Breach Notice” has the meaning set forth in Section 7.3(a).
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Capital Stock” means, with respect to a Person the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting.
“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, plus (iii) the Estimated Closing Cash Amount.
“Cash Escrow Amount” means $10,000,000 in cash deposited with the Escrow Agent.
“Cash Purchase Price” means an amount equal to $100,000,000.
“CB Common Share” means each share of Common Stock, $0.00001 par value, of the Company, other than any Restricted Share.
“CB Escrow Participants” means the holders of CB Shares (other than holders of Dissenting Shares).
“CB Holder Consent” has the meaning set forth in Section 4.2.
“CB Holder Indemnitees” has the meaning set forth in Section 7.1(b).
“CB Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit D attached hereto.
“CB Holders” means the holders of CB Shares and Vested Qualifying Option Holders.
“CB Holders’ Representative” has the meaning set forth in Section 10.18(a).
“CB Prepared Returns” has the meaning set forth in Section 5.4(a)(i).
“CB Shareholder” means a holder of CB Shares.
“CB Shares” means the issued and outstanding shares of Capital Stock of the Company, including each CB Common Share, and, without duplication, any shares of Capital Stock of the Company issuable upon exercise of the Warrants.
“Certificate of Merger” has the meaning set forth in Section 1.1(b).
“Certificates” has the meaning set forth in Section 1.6(e).
“Closing” has the meaning set forth in Section 1.12.
“Closing Date” has the meaning set forth in Section 1.12.
“Closing Date Cash” means Company Cash as of 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date.

“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date.
“Closing Date Statement” has the meaning set forth in Section 1.7.
“Closing Form 8-K” has the meaning set forth in Section 4.8(c).
“Closing Press Release” has the meaning set forth in Section 4.8(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company” has the meaning set forth in the preface to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Board” has the meaning set forth in the preliminary statements to this Agreement.
“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall (i) be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts), (ii) exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit and (iii) be reduced by the amount of the Expense Fund; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero unless and to the extent that the amount of the Expense Fund exceeds the amount of Company Cash calculated without regard to the Expense Fund.
“Company Employees” has the meaning set forth in Section 5.3(a).
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company Parties” means, collectively, the Company and its Subsidiary.
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Convertible Notes” means those 8% Convertible Notes, issued January 12, 2018, March 7, 2018 and April 27, 2018 in an aggregate principal amount of  $4,000,000, issued to various holders pursuant to that Note Purchase Agreement, dated January 12, 2018 between the Company and the investors party thereto, as amended February 27, 2018.
“Data” means all information that has been transmitted to the Company Parties by users and customers of the Company Parties’ products and services in connection with such products and services.
“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case solely to the extent drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any bonuses to the extent not included in current liabilities on the Annual Financial Statements or Interim Financial Statements (including transaction-related bonuses), (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any unpaid income Taxes of any Company Party for any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date included as a liability on the Interim Financial Statements, (j) indebtedness or obligations of the types referred to in the preceding clauses (a) through (i) of any other Person secured by any Lien on the assets of the Company, and (k) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (j) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties; provided, however, that Debt shall exclude any deferred revenue.
“Designated Courts” has the meaning set forth in Section 10.15.
“Development Notice” has the meaning set forth in Section 4.5.
“DGCL” has the meaning set forth in the preliminary statements to this Agreement.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) the Company, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection.
“Disputed Amounts” has the meaning set forth in Section 1.8(c).
“Dissenting Shares” has the meaning set forth in Section 1.2(b).
“Dissenting Stockholders” has the meaning set forth in Section 1.2(b).
“Earnout Amount” has the meaning set forth on Exhibit B.
“Earnout Consideration” has the meaning set forth on Exhibit B.
“Effective Date” has the meaning set forth in Section 3.10.
“Effective Time” has the meaning set forth in Section 1.1(b).
“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliates” means any entity (whether or not incorporated) that would be treated together with the Company as a “single employer” under Section 414(b), (c) or (m) of the Code.
“Escrow Agent” means Wilmington Trust, National Association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit E, by and among GTY, Holdings, CB Holders’ Representative and the Escrow Agent.
“Escrow Participation Percentage” means, with respect to a CB Escrow Participant, the percentage corresponding to the fraction: (a) having a numerator equal to the aggregate number of CB Shares owned by such CB Escrow Participant as of immediately prior to the Effective Time; and (b) having a denominator equal to the aggregate number of CB Shares owned by all CB Escrow Participants as of immediately prior to the Effective Time. The sum of all Escrow Participation Percentages of the CB Escrow Participants shall be one hundred percent (100%).

“Estimated Closing Cash Amount” has the meaning set forth in Section 1.7(a).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.7(a).
“Exchange Agent” has the meaning set forth in Section 1.6(a).
“Exchange Fund” has the meaning set forth in Section 1.6.
“Expense Fund” has the meaning set forth in Section 10.18(e).
“Expense Fund Amount” has the meaning set forth in Section 10.18(e).
“Expense Reimbursement Payment” has the meaning set forth in Section 8.2(b)(i).
“Final Cash Consideration” has the meaning set forth in Section 1.8(e).
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Flow-Thru Entity” means any entity, plan or arrangement that is treated for federal income Tax purposes as a partnership.
“Forward-Looking Statements” has the meaning set forth in Section 7.2(g).
“FTC” means the United States Federal Trade Commission.
“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries), 2.4 (other than 2.4(b)) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters), 2.18 (Affiliate Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY, Holdings and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).
“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.21(a).
“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.
“Governmental Rule” means any law, statute, rule, regulation, ordinance, order, code, treaty, judgment, decree, or any published directive or requirement which has the force of law, or other legally binding form of governmental restriction or decision, of any Governmental Body.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” has the meaning set forth in the preliminary statements of this Agreement.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common shares of GTY for which the GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been exchanged.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit F attached hereto.
“GTY Indemnitees” has the meaning set forth in Section 7.1(a).
“GTY Merger” has the meaning set forth in the preliminary statements to this Agreement.
“GTY Merger Sub” has the meaning set forth in the preliminary statements to this Agreement.

“GTY Parties” means, collectively, Holdings, GTY and each of their Subsidiaries, including the Surviving Company and its Subsidiaries from and after the Closing.
“GTY Plan” has the meaning set forth in Section 5.3(a).
“GTY Prepared Returns” has the meaning set forth in Section 5.4(a)(ii).
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY Related Party” has the meaning set forth in Section 8.2(b)(ii).
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY or Holdings with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Shareholder Meeting” means a meeting of the stockholders of GTY to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing its stockholders with the opportunity to elect to effect a GTY Stock Redemption, (e) the GTY Merger, and (f) any other proposals submitted to the vote of GTY’s stockholders in the Proxy Statement.
“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“GTY Stock Redemption” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement.
“GTY Tax Losses” means (i) all Indemnified Taxes, (ii) all reasonable out-of-pocket costs and expenses of preparing Tax Returns for a Pre-Closing Tax Period, and (iii) all reasonable out-of-pocket costs and expenses of contesting any audit or other Proceeding that could result in the imposition of an Indemnified Tax.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Holdings” has the meaning set forth in the preface of this Agreement.
“Holdings Board” has the meaning set forth in the preliminary statements of this Agreement.
“Holdings Common Stock” means the common stock of Holdings par value $0.0001.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Incidental License” means any (a) permitted use right in a nondisclosure agreement; (b) non-exclusive license that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) a sales or marketing Contract that includes a license to use the trademarks of any of the Company Parties for the purposes of promoting products or services of the Company Parties; (ii) a vendor Contract that includes permission for the vendor to identify any of the Company Parties as a customer of the vendor; or (iii) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains a license of Intellectual Property; (c) non-exclusive licenses granted by any of the Company Parties in the ordinary course of business consistent with past practice; or (d) any non-exclusive licenses implied by law to end-user customers for use of products or services.
“Indemnified Executives” has the meaning set forth in Section 5.2(b).
“Indemnified Party” has the meaning set forth in Section 7.3(a).
“Indemnification Tax Benefit” has the meaning set forth in Section 7.2(i).
“Indemnified Taxes” (and the correlative meaning “Indemnified Tax”) means without duplication, any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Tax Sharing Agreement entered (or assumed) by the Company or any Subsidiary of the Company on or prior to the Closing Date, in connection with the filing of a Tax Return, as a result of an assessment or adjustment by any Governmental Body, by means of withholding, or for any other reason and whether disputed or not):
(i) All Taxes of any Company Party (other than Transfer Taxes (which are governed by (v))) for any Pre-Closing Tax Period or portion of any Straddle Period ending on the Closing Date;
(ii) All Taxes resulting from (a) a breach of a Tax Representation; or (b) a breach of a covenant of the Company contained in Section 4.11 to be performed on or prior to the Closing;
(iii) The CB Holders allocable share of all Transfer Taxes as determined under Section 5.4(e); and
(iv) All Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as cash or a credit or offset against Taxes otherwise payable) that gave rise to a payment to, or for the benefit of the CB Holders, under Section 5.4(f).
Indemnified Taxes shall exclude Taxes to the extent (i) actually included as a liability on the Interim Financial Statements or in the calculation of Debt, actually included in the computation of Transaction Expenses, or actually included in the computation of Debt (each as finally determined), (ii) caused by any failure or refusal by GTY, Holdings, Merger Sub or the Surviving Company to satisfy or perform any covenant, term or condition of this Agreement required to be satisfied or performed by either or any of them, (iii) GTY’s or Holding’s allocable share of all Transfer Taxes as determined under Section 5.4(e), or (iv) attributable to an action outside of the Ordinary Course of Business taken by GTY, Holdings or the Surviving Company on the Closing Date but following the Closing. Notwithstanding any provision of this Agreement to the contrary, the GTY Indemnitees shall not be entitled to recover any Losses for any Post-Closing Tax Period or portion of any Straddle Period beginning after the Closing Date (except to the extent proximately caused by any breach of Sections 2.9(f) (second sentence), (m), (n), and (p)).
“Indemnifying Party” has the meaning set forth in Section 7.3(a).
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY or Holdings will deposit or cause to be deposited, the Indemnity Escrow Amount.
“Indemnity Escrow Amount” means, collectively, the Cash Escrow Amount and the Schedule 7.1 Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“Internal Controls” has the meaning set forth in Section 2.6(b).
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.
“Key Customers” has the meaning set forth in Section 2.20(a).
“Key Executives” has the meaning set forth in Schedule 9.1.
“Key Suppliers” has the meaning set forth in Section 2.21(a).
“Knowledge” means (a) in the case of the Company, the knowledge of the Persons listed in Schedule 9.2 after reasonable inquiry; and (b) in the case of GTY, Holdings or Merger Sub, the knowledge of Harry You and Carter Glatt, after reasonable inquiry. For clarity, the obligation of reasonable inquiry does not require the Company to perform a search for third party Intellectual Property or prior art.
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.
“Letter of Transmittal” has the meaning set forth in Section 1.6(e).
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Losses” means all actions, suits, proceedings, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third-Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided that in no event shall Losses include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third-Party Claim.
“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to the GTY Parties or to their outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which any of the GTY Parties has access, in each case, at least one (1) Business Day prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or would reasonably result in a material and adverse effect on the business, financial condition, or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; (h) any change resulting from the announcement or disclosure of the transactions contemplated by this Agreement (other than any announcement by the Company that is in violation of the terms of this Agreement or any Ancillary Agreement); (i) any actions taken by the Company that are expressly required to be taken by the Company pursuant to this Agreement or which a GTY Party has requested in writing, or the failure to take any action prohibited by this Agreement; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Merger” has the meaning forth in the preliminary statements to this Agreement.
“Merger Consideration” has the meaning set forth in Section 1.6(a).
“Merger Shares” has the meaning set forth in Section 1.6(a)(i).
“Merger Sub” has the meaning set forth in the preface of this Agreement.
“Most Recent Balance Sheet” has the meaning set forth in Section 2.6(a).
“Most Recent Balance Sheet Date” means June 30, 2018.
“Necessary Cash Amount” means $325,000,000.
“Note Purchase Agreement” means the Note Purchase Agreement, dated August 8, 2018, between the Company, Method One LLC and any other person that becomes a party thereto in accordance with such agreement.
“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Effective Time.
“Option Cancellation Agreement” means an Option Cancellation Agreement in a form agreed to between the Company and GTY or Holdings, as applicable.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.

“Ordinary Course Tax Sharing Agreement” means any contract entered into in the ordinary course of business that is not primarily related to Taxes but which includes a Tax Sharing Agreement (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit agreement).
“Organizational Documents” means with respect to any entity, the articles of incorporation, deed of incorporation, certificate of formation or other applicable organizational or charter documents relating to the creation or organization of such entity, and the bylaws, operating agreement, articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB Financial Statements” has the meaning set forth in Section 4.14.
“Per Option Merger Consideration” has the meaning set forth in Section 1.4(a).
“Per Share Merger Consideration” has the meaning set forth in Section 1.2(b).
“Permit” means any material license, import license, export license, franchise, authorization, permit, registration, certificate, or certificate of occupancy issued by any Person.
“Permitted Liens” means statutory Liens for current Taxes not yet due or payable for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) title of a lessor under a capital or operating lease, (d) Lien created by or through the GTY Parties, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Most Recent Balance Sheet, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).
“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address; retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.
“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.

“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or Data.
“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification.
“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.
“Pro Rata Portion” means the percentage obtained by dividing (a) the aggregate number of CB Shares and Vested Qualifying Options owned by a CB Holder as of immediately prior to the Effective Time, by (b) the Participating Common Stock Equivalents (as defined in Schedule 1.2(b)).
“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Process”, “Processed” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Proxy Statement” has the meaning set forth in Section 4.8(b).
“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.8(a).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.10.
“Purchase Price Escrow Amount” has the meaning set forth in Section 1.10
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.8(c).
“Qualifying Option” means each Option outstanding immediately prior to the Effective Time with a per share exercise price that is less than an amount equal to the Per Share Cash Amount.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Holdings under the Securities Act with respect to the securities to be issued in connection with the Transaction.
“Release Date” has the meaning set forth in Section 7.5(c).
“Remaining Stockholder” has the meaning set forth in Section 4.12.
“Representative Losses” has the meaning set forth in Section 10.18(b).
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.

“Restricted Shares” means the unvested CB Shares listed in Section 2.3(a) of the Company’s Disclosure Schedule, as updated by the Company immediately prior to Closing.
“Restrictive Covenant Agreement” has the meaning set forth in the preliminary statements to this Agreement.
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“Schedule 7.1 Escrow Amount” means $2,000,000 in cash deposited with the Escrow Agent.
“Schedule 7.1(a) Claim” means any Third-Party Claim with respect to a matter set forth on Schedule 7.1(a)(vii).
“Schedule 7.1(a) Resolution” means a final, binding, non-appealable and irrevocable resolution, judgment or settlement entered into pursuant to a settlement and release agreement in a form reasonably satisfactory to GTY that provides for resolution of the matters set forth on Schedule 7.1(a)(vii).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach or security breach of Personal Information or Data as defined by applicable Laws.
“Security Incident” means any successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Self-Help Code” means any back-door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program, but excluding any licensing strings or keys or other copyright control mechanisms as described in the applicable documentation for the Software.
“Signing Form 8-K” has the meaning set forth in Section 4.8(a).
“Signing Press Release” has the meaning set forth in Section 4.8(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.
“Subsequent Financing” means a bona fide debt or equity financing to be subsequent to the Transaction Financing (for example, a Series D preferred stock financing) if the Closing has not occurred before December 1, 2018.

“Subsidiary” means, with respect to any Person, an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Surviving Company” has the meaning set forth in Section 1.1(a).
“Tax” or “Taxes” (and with the correlative meanings, or “Taxes,” “Taxable” and “Taxing”) means any federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, or governmental fee or other like assessment or charge in the nature of taxes (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts assessed, imposed or otherwise due or payable under applicable Laws with respect to Taxes, in each case, whether disputed or not.
“Tax Contest” has the meaning set forth in Section 5.4(d).
“Tax Representation” means those representations and warranties in Section 2.9 and those representations and warranties with respect to Taxes in Section 2.16.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body.
“Tax Sharing Agreement” means any agreement (including any provision of a contract, but excluding any Ordinary Course Tax Sharing Agreements) pursuant to which any Company Party is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.
“Termination Date” has the meaning set forth in Section 8.1(b).
“Third-Party Claim” has the meaning set forth in Section 7.3(b).
“Threshold” has the meaning set forth in Section 7.2(b).
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements.
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by CB Holders or any Company Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers), but shall exclude the costs, fees and expenses of the PCAOB Financial Statements, the Reviewed Interim Financial Statements and the Registration Statement, which costs, fees and expenses shall be borne solely by the GTY Parties.
“Transaction Financing” means the binding financing transaction for at least Ten Million Dollars ($10,000,000) in preferred stock, with funding of Five Million Dollars ($5,000,000) to occur by September 4, 2018 and funding of the balance to occur by October 15, 2018.

“Transaction Tax Deductions” means any item of loss or deduction resulting from or attributable to (i) transaction bonuses, change-in-control payments, severance payments, retention payments, or similar payments made to employees or other service providers of any Company Party, (ii) the fees, expenses, and interest (including unamortized original issue discount and any other amounts treated as interest for federal income tax purposes and any prepayment penalty or breakage fees or accelerated deferred financing fees) incurred by the Company Parties with respect to the payment of any Debt, (iii) the amount of investment banking, legal, and accounting fees and expenses paid or payable by the Company Parties, (iv) accelerated vesting of restricted stock held by employees of the Company Parties, and (v) the amount of any deductions for federal income tax purposes as a result of the exercise or payment for cancellation of employee or other compensatory options, in each case arising in connection with the transactions contemplated by this Agreement.
“Transfer Taxes” has the meaning set forth in Section 5.4(e).
“Trust Account” has the meaning set forth in Section 3.13.
“Trust Agreement” has the meaning set forth in Section 3.13.
“Trustee” has the meaning set forth in Section 3.13.
“Unauthorized Code” means any virus, Trojan horse, worm, or other malicious software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“Unresolved Claims” has the meaning set forth in Section 7.5(c).
“Vested Qualifying Option” means a Qualifying Option that is vested as of immediately prior to the Effective Time (including each unvested Qualifying Option that accelerates by its terms and becomes a vested Qualifying Option immediately prior to or at the Effective Time).
“Vested Qualifying Option Holder” means a holder of a Vested Qualifying Option immediately prior to the Effective Time.
“WARN Act” has the meaning set forth in Section 2.15(d).
“Warrants” means the Warrant to Purchase 357 shares of Series B Preferred Stock of the Company, dated August 29, 2017 and any warrants that may be issued prior to Closing pursuant to the Note Purchase Agreement.
Article 10
MISCELLANEOUS
10.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY. In the event that the Closing does not occur, GTY shall reimburse the Company for reasonable, documented out-of-pocket fees and expenses incurred in connection with the audit of the Company’s financial statements in an amount not to exceed $50,000.
10.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section 4.5), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.
10.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

10.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Except the indemnified parties with respect to Section 5.2 and the CB Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
10.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
10.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to the Company Parties:	CityBase, Inc. 30 North LaSalle Street Chicago, IL 60602 Attention: Leo Brubaker Email: lbrubaker@thecitybase.com
Copy to:	Perkins Coie LLP
1201 Third Avenue
Suite 4900
Seattle, WA 98101-3099
Attention: Stewart M. Landefeld, Esq.
             Gina K. Eiben, Esq.
Facsimile: (206) 359-9430
Email: SLandefeld@perkinscoie.com
GEiben@perkinscoie.com
If to the CB Holders’ Representative or, after the Closing, to the CB Holders, to:	Shareholder Representative Services LLC 950 17th Street, Suite 1400 Denver, CO 80202 Attention: Managing Director Email: deals@srsacquiom.com Facsimile: (303) 623-0294 Telephone: (303) 648-4085
If to GTY, Holdings, Merger Sub or the Surviving Company:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology

Copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.
10.8 Governing Law.   This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
10.9 Amendments and Waivers.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
10.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
10.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
10.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
10.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
10.14 Waiver of Jury Trial.   Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out of or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.
10.15 Exclusive Venue.   The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.
10.16 Trust Account Waiver.   Each of the Company and the CB Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the CB Holders’ Representative, for itself and the Affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever. Such waiver shall not prohibit or limit the rights of the Company against GTY, other than the Trust Account, and its assets.
10.17 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the CB Holders, to the extent the CB Holders agree to be bound by this Agreement pursuant to their Letters of Transmittal) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.
10.18 CB Holders’ Representative.
(a) Each CB Holder shall be deemed to have appointed Shareholder Representative Services LLC (the “CB Holders’ Representative”) to serve as CB Holders’ Representative and as the representative, agent and attorney-in-fact for and on behalf of each of the CB Holders for all purposes in connection with this Agreement and the agreements ancillary hereto, including to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the CB Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of CB Holders’ Representative for the accomplishment of the foregoing. More specifically and without limiting the foregoing, CB Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each CB Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each CB Holder, and, after the Closing, any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such CB Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to CB Holders’ Representative. CB Holders’ Representative shall be authorized to take all actions on behalf of CB Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the CB Holders. No bond shall be required of CB Holders’ Representative. After the Closing, notices or communications to or from CB Holders’ Representative shall constitute notice to or from each CB Holder. The CB Holders’ Representative may resign at any time.
(b) The CB Holders’ Representative will incur no liability of any kind with respect to any action or omission, while acting in good faith, by the CB Holders’ Representative in connection with its services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the CB Holders’ Representative’s gross negligence or willful misconduct. The CB Holders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The CB Holders shall indemnify, defend and hold harmless the CB Holders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”)

arising out of or in connection with the CB Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the CB Holders’ Representative, the CB Holders’ Representative will reimburse the CB Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the CB Holders’ Representative by the CB Holders, any such Representative Losses may be recovered by the CB Holders’ Representative from (i) the funds in the Expense Fund, (ii) the amounts in any of the escrow funds held by the Escrow Agent at such time as remaining amounts would otherwise be distributable to the CB Holders, and (iii) from any portion of the Earnout Amount at such time as any such amounts would otherwise be distributable to the CB Holders; provided, that while this section allows the CB Holders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the CB Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the CB Holders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the CB Holders’ Representative be required to advance its own funds on behalf of the CB Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the CB Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the CB Holders’ Representative under this section. Notwithstanding anything in this Agreement to the contrary (including Section 10.17), this Section 10.18 shall in all events be binding upon, and enforceable by the CB Holders’ Representative against, the CB Holders. The foregoing indemnities will survive the Closing, the resignation or removal of the CB Holders’ Representative or the termination of this Agreement.
(c) A decision, act, consent or instruction of CB Holders’ Representative shall constitute a decision of all CB Holders and shall be final, binding and conclusive upon all CB Holders. GTY is hereby entitled to rely on all statements, representations and decisions of CB Holders’ Representative and shall have no liability to the Company Parties, CB Holders and CB Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of CB Holders’ Representative.
(d) CB Holders’ Representative, for itself only, represents and warrants that CB Holders’ Representative has the limited liability company capacity to execute and deliver this Agreement and to perform its obligations hereunder, and this Agreement has been duly and validly executed and delivered by CB Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other parties, constitutes the legal and binding obligations of CB Holders’ Representative, enforceable against CB Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies and subject to the Laws of agency.
(e) Upon the Closing, the Company will wire to the CB Holders’ Representative an amount equal to $300,000 (the “Expense Fund Amount”), which will be held by the CB Holders’ Representative in an account (the “Expense Fund”) and used for the purposes of paying directly, or reimbursing the CB Holders’ Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The CB Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the CB Holders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The CB Holders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The CB Holders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the CB Holders’ Representative’s responsibilities, the CB Holders’ Representative shall disburse any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the CB Holders. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the CB Holders at the time of Closing. The CB Holders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and is not responsible for any tax reporting or withholding with respect thereto.
10.19 Representation of Company and CB Holders’ Representative.   GTY and Holdings each agree, on its own behalf and on behalf of each of its Affiliates, that Perkins Coie LLP may serve as counsel to any one or more of the Company, the CB Holders and the CB Holders’ Representative following the Closing, or to any of their respective directors, managers, officers, members, shareholders, partners, Affiliates, employees, agents, representatives, successors and assigns in connection with any matters related to this Agreement and the Transaction, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction notwithstanding any representation by Perkins Coie LLP prior to the Closing Date of the Company. Each of GTY, Holdings and the Company hereby (i) waives any claim they have or may have that Perkins Coie LLP has a conflict of interest or is otherwise prohibited from engaging in such representation, and (ii) agrees that, in the event that a dispute arises after the Closing between any of GTY, Holdings, the Company and the CB Holders (including the CB Holders’ Representative) or any of the Affiliates of any of the CB Holders, Perkins Coie LLP may represent the CB Holders (including the CB Holders’ Representative) or any of the Affiliates of any of the CB Holders in such dispute even though the interests of such person(s) may be directly adverse to GTY, Holdings or the Company and even though Perkins Coie LLP may have represented the Company in a matter substantially related to such dispute. Each of GTY, Holdings and the Company also further agrees that, as to all communications among Perkins Coie LLP and the Company and the CB Holders (including the CB Holders’ Representative) or any of the Affiliates of any of the CB Holders, that were in connection with the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the CB Holders and shall be controlled by the CB Holders and shall not pass to or be claimed by GTY, Holdings or the Company. Notwithstanding the foregoing, in the event that a dispute arises between GTY, Holdings or the Company and a third person other than a Party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Perkins Coie LLP to such third person; provided, however, that the Company may not waive such privilege without the prior written consent of the CB Holders’ Representative.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
CITYBASE, INC.
By:
/s/ Michael Duffy

Name: Michael Duffy
Title:  Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC. (CAYMAN ISLANDS)
By:
/s/ Harry L. You

Name: Harry L. You
Title:  President and Chief Financial Officer
GTY TECHNOLOGY HOLDINGS INC.
(MASSACHUSETTS)
By:
/s/ Harry L. You

Name: Harry L. You
Title:  President and Chief Financial Officer
GTY CB MERGER SUB, INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:  President and Chief Financial Officer
SHAREHOLDER REPRESENTATIVE SERVICES LLC,solely in its capacity as the CB Holders’ Representative
By:
/s/ Sam Riffe

Name: Sam Riffe
Title:  Executive Director
[Signature Page to Agreement and Plan of Merger]

EXECUTION VERSION
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This Amendment No. 1 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2018, by and among CityBase, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY Technology Holdings Inc., a Massachusetts corporation (“Holdings”), GTY CB Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the CB Holders’ Representative, is effective as of October 31, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
R E C I T A L S
WHEREAS, the Company, GTY, Holdings, Merger Sub and Shareholder Representative Services LLC are Parties to the Merger Agreement; and
WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Section 6.1(d) of the Merger Agreement. Section 6.1(d) of the Merger Agreement is hereby amended and restated in its entirety to read:
“the GTY Stock Redemption shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Stock Redemption and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account and/or committed from Alternative Financing Sources; and”
2. Amendment of Section 6.3(a) of the Merger Agreement. Section 6.3(a) of the Merger Agreement is hereby amended and restated in its entirety to read:
“all of the representations and warranties of GTY, Holdings and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising directly and solely from the entry into or consummation of an agreement with an Alternative Financing Source)”
3. Amendment of Section 8.1(e) of the Merger Agreement. Section 8.1(e) of the Merger Agreement is hereby amended and restated in its entirety to read:
“from and after January 18, 2019, by either GTY or the Company if following the GTY Stock Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or committed from Alternative Financing Sources, is or would be at Closing less than the Necessary Cash Amount;”
4. Amendment of Section 8.1(g) of the Merger Agreement. Section 8.1(g) of the Merger Agreement is hereby amended and restated in its entirety to read:
“by the Company, (i) if GTY, Holdings or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY, Holdings or Merger Sub becomes become untrue (except to extent such breach or failure to be true arises directly and solely from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after written notice thereof is provided by the Company to the breaching Party; provided, that no such cure period will be available or applicable to any breach which by its nature cannot be cured); provided that no Company Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any GTY Party;”
5. Amendment of Article 9 of the Merger Agreement. Article 9 is hereby amended by adding the following definition in alphabetical order to such Article 9:
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the trading price of shares of common stock of GTY or on the creditworthiness of GTY and its Subsidiaries taken as a whole.”
6. Amendment of Article 4 of the Merger Agreement. Article 4 is hereby amended by appending a new Section 4.17 and a new Section 4.18 to the end of Article 4 as follows:
“4.17 Financing Updates.   The GTY Parties agree that, from November 5, 2018 through January 18, 2019, GTY will provide, no less frequently than once every two weeks, oral briefings by appropriate knowledgeable senior members of GTY management on the status of GTY’s efforts to secure Alternative Financing Sources (the “Financing Updates”).”
“4.18 Roll-Up Amendments.   GTY agrees that in the event that subsequent to the date hereof, GTY enters into or amends any agreement between GTY and any of the other target companies involved in the Roll-Up Transactions with respect to Alternative Financing Sources (each, a “Roll-Up Amendment,” and collectively, the “Roll-Up Amendments”), GTY shall provide the Company with a true and correct copy of such Roll-Up Amendment, and, at the election of the Company, the Company and GTY shall amend the terms of this Amendment or enter into a subsequent agreement to provide the Company with the benefit of any terms of the Roll-Up Amendment that the Company elects.”
7. Roll-Up Amendments.   Attached hereto in Exhibit A is a true and complete copy of each Roll-Up Amendment entered into as of the date hereof between GTY and each of the other target companies involved in the Roll-Up Transactions.
8. Miscellaneous.
(a) From and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Merger Agreement as amended hereby.
(b) Except as specifically set forth above, the Merger Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party under the Merger Agreement or any Ancillary Agreement, nor constitute an amendment or waiver of any provision of the Merger Agreement or any Ancillary Agreement, except as specifically set forth herein. No delay on the part of any Party in exercising any of their respective rights, remedies, powers and privileges under the Merger Agreement or any Ancillary Agreement or partial or single exercise thereof, shall constitute a waiver thereof.
(c) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment. Delivery of a counterpart signature page by facsimile transmission or by e-mail transmission of an Adobe portable document format file (also known as a “PDF” file) shall be effective as delivery of a manually executed counterpart signature page.
(d) Sections 10.5 through 10.15 of the Merger Agreement apply to this Amendment mutatis mutandis.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
CITYBASE, INC.
By:
/s/ Michael Duffy

Name: Michael Duffy
Title:  Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC. (CAYMAN
ISLANDS)
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and CFO
GTY TECHNOLOGY HOLDINGS INC.
(MASSACHUSETTS)
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and CFO
GTY CB MERGER SUB, INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:  President and CFO
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as CB Holders’ Representative
By:
/s/ Sam Riffe

Name: Sam Riffe
Title:   Executive Director
[Signature Page to Amendment No.1 to Agreement and Plan of Merger]

Exhibit A
Roll-Up Amendments

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER
This Amendment No. 2 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2018 as amended on November 4, 2018, by and among CityBase, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY Govtech, Inc. (f/k/a GTY Technology Holdings Inc.), a Massachusetts corporation (“Holdings”), GTY CB Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the CB Holders’ Representative, is effective as of December 28, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, the Company, GTY, Merger Sub and Shareholder Representative Services LLC are Parties to the Merger Agreement; and
WHEREAS, the Parties desire to amend the Merger Agreement as set forth below; provided that, in the event that the amount of funds available to GTY and Holdings in the Trust Account and/or committed from Alternative Financing Sources equals or exceeds $325,000,000, this Amendment shall automatically terminate as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Section 1.2 of the Merger Agreement.   Section 1.2 of the Merger Agreement is hereby amended and restated in its entirety to read:
“1.2 Effect of Merger on Capital Stock.   At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, Holdings, GTY or any CB Holder:
(a) Merger Sub Capital Stock.   Each Share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.
(b) CB Shares held by Accredited CB Holders.   Each CB Common Share issued and outstanding immediately prior to the Effective Time that is held by an Accredited CB Holder shall be automatically converted into the right to receive (A) an amount equal to the Per Indemnity Share Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), payable to the holder thereof in accordance with the procedures set forth in Section 1.6, plus (B) the amounts, if any, that become payable in respect of such CB Share in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such CB Share in the future from the Indemnity Escrow Account, plus (D) the amounts, if any, that become payable in respect of such CB Share in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (E) the Earnout Consideration in accordance with Exhibit B (collectively, the “Per Indemnity Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of CB Shares. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.
(c) CB Shares held by Non-Accredited CB Holders.   Each CB Common Share issued and outstanding immediately prior to the Effective Time that is held by any CB Holder other than an Accredited CB Holder shall be automatically converted into the right to receive (A) an amount equal to the Per Share Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), payable to the holder thereof in accordance with the procedures set forth in Section 1.6, plus (B) the amounts, if any, that become payable in respect of such CB Share in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such CB Share in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (D) the Earnout Consideration in accordance with Exhibit B (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of CB Shares. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.

(d) Dissenting Shares.   Notwithstanding the foregoing provisions of this Article 1, any CB Shares held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of CB Shares to dissent from the Merger and require appraisal of their CB Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from the Surviving Company in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a CB Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a CB Holder). The Company shall provide GTY reasonably prompt written notice of any demands received by the Company for appraisal of CB Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to the DGCL shall be entitled to vote his or her CB Shares for any purpose or receive payment of dividends or other distributions with respect to his or her CB Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
(e) Prior to the Effective Time, the Company shall take all actions that may be necessary to ensure that no shares of Series A Preferred Stock, $0.00001 par value, of the Company, no shares of Series B Preferred Stock, $0.00001 par value of the Company, and no shares of any other series of preferred stock of the Company are outstanding as of the Effective Time.”
2. Amendment of Section 1.3(b) of the Merger Agreement. Section 1.3(b) of the Merger Agreement is hereby amended and restated in its entirety to read:
“(b) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company 2016 Equity Incentive Plan and otherwise) to (i) effectuate the provisions of this Section 1.3 and Section 1.2(b) and Section 1.2(c) and (ii) to ensure that, from and after the Effective Time holders of Restricted Shares shall have no rights with respect thereto other than those specifically provided in this Section 1.3 and Section 1.2(b) and Section 1.2(c).”
3. Amendment of Section 1.5(b) of the Merger Agreement. Section 1.5(b) of the Merger Agreement is hereby amended and restated in its entirety to read:
“(b) Prior to the Effective Time, the Company shall take all actions that may be necessary to (i) effect the provisions of this Section 1.5 and Section 1.2(b) or Section 1.2(c), as applicable and (ii) to ensure that, from and after the Effective Time, holders of Convertible Notes and Warrants have no rights with respect thereto other than those specifically provided in this Section 1.5 and Section 1.2(b) or Section 1.2(c), as applicable.”

4. Amendment of Sections 1.6(a)-(e) of the Merger Agreement. Sections 1.6(a)-(e) of the Merger Agreement are hereby amended and restated in their entirety to read:
“(a) Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the CB Holders, for exchange in accordance with this Section 1.6 through the Exchange Agent, sufficient funds and shares of Holdings Common Stock in an aggregate amount necessary for the payment of:
(i) the Per Indemnity Share Closing Cash Consideration and the Per Share Closing Cash Consideration payable to each CB Shareholder, which shall not include any amounts otherwise payable in respect of any Dissenting Shares, and the Per Option Closing Cash Consideration payable to each Vested Qualifying Option Holder; provided that (1) the Key Executives of the Company shall receive twenty percent (20%) of the Per Indemnity Share Closing Cash Consideration or the Per Option Closing Cash Consideration payable to such executives in newly issued shares of Holdings Common Stock, each with a nominal value of Ten Dollars ($10.00) per share (the “Executive Shares”), in lieu of cash and (2) each of the Key Stockholders of the Company shall receive One Million Dollars ($1,000,000) of the Per Indemnity Share Closing Cash Consideration payable to such stockholder in One Hundred Thousand (100,000) newly issued shares of Holdings Common Stock, each with a nominal value of Ten Dollars ($10.00) per share (collectively with the Executive Shares, the “Merger Shares”), in lieu of cash; and provided further that GTY or Holdings will promptly thereafter pay to the Exchange Agent any additional Per Indemnity Share Closing Cash Consideration or Per Share Closing Cash Consideration, as applicable, due to any Dissenting Shares becoming CB Shares in accordance with Section 1.2(b) or Section 1.2(c), as applicable and
(ii) the Closing Earnout Payment due to each Closing Earnout Recipient.
The aggregate Per Indemnity Share Merger Consideration, the aggregate Per Share Merger Consideration, the aggregate Per Option Merger Consideration, and the Merger Shares, are referred to herein, collectively, as the “Merger Consideration.” The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver (i) the Per Indemnity Share Closing Cash Consideration, the Per Share Closing Cash Consideration and the Closing Earnout Payments, (ii) the Per Option Closing Cash Consideration and (iii) the Merger Shares contemplated to be issued pursuant to Section 1.2(b), Section 1.4 and Section 1.6(a)(i), respectively, out of the Exchange Fund. Except as contemplated by Section 1.6(h) hereof, the Exchange Fund shall not be used for any other purpose.
(b) At the Effective Time, GTY and Holdings shall cause the Purchase Price Escrow Amount to be deposited into the Purchase Price Escrow Account, which Purchase Price Escrow Amount shall be released from the Purchase Price Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
(c) At the Effective Time, GTY and Holdings shall cause the Share Escrow Amount and the Schedule 7.1 Escrow Amount to be deposited into the Indemnity Escrow Account, which Share Escrow Amount and Schedule 7.1 Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
(d) At the Effective Time, GTY and Holdings shall cause the Expense Fund Amount to be deposited into the Expense Fund, which Expense Fund Amount shall be released from the Expense Fund in accordance with the terms of this Agreement.
(e) As promptly as practicable after the Effective Time, GTY and Holdings shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of CB Shares entitled to receive the Per Indemnity Share Merger Consideration pursuant to Section 1.2(b) or the Per Share Merger Consideration pursuant to Section 1.2(c): (i) a letter of transmittal in the form attached hereto as Exhibit A (the “Letter of Transmittal”) (which shall specify the delivery of any certificates evidencing the CB Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such Letter of Transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such Letter of Transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) and Section 1.6(a)(i) (which, with respect to any Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CB Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such CB Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.6, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) and Section 1.6(a)(i).”
5. Amendment of Section 1.9(d) of the Merger Agreement.   Section 1.9(d) of the Merger Agreement is hereby amended and restated in its entirety to read:
“(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, Holdings shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the CB Holders on a several basis. For purposes of this Section 1.9(d), any shares of Holdings Common Stock that are distributed to Holdings or cancelled in satisfaction, in whole or in part, of any amount owed by the CB Holders to Holdings for indemnification under this Section 1.9(d) shall be deemed to have a value equal to $10.00 per share.”
6. Amendment of Section 7.2(f) of the Merger Agreement.   Any and all references to “Cash Escrow Amount” appearing in Section 7.2(f) of the Merger Agreement are hereby amended and replaced with references to “Share Escrow Amount.”
7. Amendment of Section 7.2 of the Merger Agreement.   Section 7.2 of the Merger Agreement is hereby amended by appending a new Section 7.2(j) to the end of Section 7.2 as follows:
“(j) Stipulated Value of Holdings Common Stock.   For purposes of determining the number of shares of Holdings Common Stock to be distributed from the Share Escrow Amount to satisfy any Losses that are subject to indemnification under this Article 7, the Holdings Common Stock shall be deemed to have a value of  $10.00 per share.”
8. Amendment of Section 7.5(c) of the Merger Agreement.   Section 7.5(c) of the Merger Agreement is hereby amended and restated in its entirety to read:
“(c) On the date that is eighteen (18) months following the Closing Date (the “Release Date”), the remainder of the Share Escrow Amount shall be released by the Escrow Agent from the Indemnity Escrow Account to be deposited in the respective book-entry accounts of the CB Escrow Participants, except that no fractional shares of Holdings Common Stock shall be issued to the CB Escrow Participants in respect of any of the remaining Share Escrow Amount, and in lieu thereof, each CB Escrow Participant who would otherwise be entitled to a fraction of a share of Holdings Common Stock shall receive, in lieu of such fractional share, cash in an amount equal to the Fair Market Value of such fractional share. Notwithstanding the foregoing, the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent and based upon the Stipulated Value) of the Share Escrow Amount equal to the amount of claims for indemnification under this Article 7 asserted prior to the Release Date but not yet resolved (“Unresolved Claims”). The funds retained for Unresolved Claims (to the extent not utilized to pay a GTY Indemnitee for any such claims resolved in favor of a GTY Indemnitee) shall be released by the Escrow Agent to the Exchange Agent upon the resolution of any such claims in accordance with this Article 7 and the terms of the Escrow Agreement.”

9. Amendment of Article 9 of the Merger Agreement.
(a) Article 9 of the Merger Agreement is hereby amended by the deletion of the defined term “Cash Escrow Amount” in its entirety.
(b) Article 9 of the Merger Agreement is hereby amended by the addition of the new defined terms “Accredited CB Holder,” “Executive Shares,” “Fair Market Value,” “Key Stockholders” “Per Indemnity Share Merger Consideration” and “Share Escrow Amount” to be inserted in their appropriate place in the alphabetical sequence and to read as follows:
“Accredited CB Holder” means any holder of CB Shares that is an “Accredited Investor” as such term is defined in Rule 501(a) under the Securities Act and as determined in accordance with the criteria set forth in the questionnaire attached as Exhibit C to the Letter of Transmittal.
“Executive Shares” has the meaning set forth in Section 1.6(a)(i).
“Fair Market Value” means, with respect to shares of Holdings Common Stock, the volume-weighted average closing price for the shares for the thirty (30) trading days immediately preceding the payment date.
“Key Stockholders” has the meaning set forth in Schedule 9.1.
“Per Indemnity Share Merger Consideration” has the meaning set forth in Section 1.2(b).
“Share Escrow Amount” means One Million (1,000,000) shares of Holdings Common Stock, each with a nominal value of Ten Dollars ($10.00) per share, deposited with the Escrow Agent.
(c) The definitions of the terms “CB Escrow Participants,” “Indemnity Escrow Amount,” “Necessary Cash Amount” and “Per Share Merger Consideration” set forth in Article 9 of the Merger Agreement are hereby amended and restated in their entirety to read:
“CB Escrow Participants” means the Accredited CB Holders (other than holders of Dissenting Shares).
“Indemnity Escrow Amount” means, collectively, the Share Escrow Amount and the Schedule 7.1 Escrow Amount.
“Necessary Cash Amount” means $270,000,000.
“Per Share Merger Consideration” has the meaning set forth in Section 1.2(c).
10. Amendment of Schedules.   Schedule 1.2(b) to the Merger Agreement is hereby amended and restated in its entirety in the form attached hereto as Schedule 1.2(b), and Schedule 9.1 to the Merger Agreement is hereby amended and restated in its entirety in the form attached hereto as Schedule 9.1.
11. Amendment of Exhibits.   Exhibit A to the Merger Agreement (Form of Letter of Transmittal) is hereby amended and restated in its entirety in the form attached hereto as Exhibit A, and Exhibit E to the Merger Agreement (Form of Escrow Agreement) is hereby amended and restated in its entirety in the form attached hereto as Exhibit B.
12. Miscellaneous.
(a) This Amendment shall automatically terminate and be null and void in its entirety and of no further force or effect in the event that the amount of funds available in the Trust Account and/or committed from Alternative Financing Sources equals or exceeds $325,000,000 immediately prior to the Closing.
(b) From and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Merger Agreement as amended hereby.
(c) Except as specifically set forth above, the Merger Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.

(d) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(e) Sections 10.5 through 10.15 of the Merger Agreement apply to this Amendment mutatis mutandis.
[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
CITYBASE, INC.
By:
/s/ Michael Duffy

Name: Michael Duffy
Title:   Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
GTY GOVTECH, INC.
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
GTY CB MERGER SUB, INC.
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as CB Holders’ Representative
By:
/s/ Sam Riffe

Name: Sam Riffe
Title:  Executive Director
[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

Schedule 1.2 (b)
Per Indemnity Share Closing Cash Consideration, Per Share Closing Cash Consideration and
Per Option Closing Cash Consideration Calculations
(i) Cash Purchase Price		$100,000,000.00
(ii) Plus: Aggregate Exercise Price	$
(iii) Plus: Closing Date Cash	$
(iv) Less: Closing Date Indebtedness	$
(v) Subtotal: Aggregate Distributable Amount	$
(vi) Divided by: Participating Common Stock Equivalents
Per Share Cash Amount	$
“Aggregate Distributable Amount” means an amount equal to (i) the Cash Purchase Price, plus (ii) the Aggregate Exercise Price, plus (iii) Closing Date Cash, less (iv) Closing Date Indebtedness.
“Aggregate Exercise Price” shall be the aggregate dollar amount payable to the Company as purchase price for the exercise of all unexpired and unexercised Vested Qualifying Options immediately prior to the Effective Time.
“Participating Common Stock Equivalents” means all of the CB Shares outstanding or deemed to be outstanding immediately prior to the Effective Time, all CB Common Shares issuable upon exercise of Vested Qualifying Options outstanding immediately prior to the Effective Time, and, without duplication, any shares of Capital Stock of the Company issuable upon exercise of the Warrants.
“PCSE Expense Fund Amount” means an amount equal to the Expense Fund Amount, divided by the number of Participating Common Stock Equivalents.
“PCSE Indemnity Escrow Amount” means an amount equal to twelve million ($12,000,000), divided by the number of CB Shares outstanding immediately prior to the Effective Time and held by CB Escrow Participants.
“PCSE Purchase Price Escrow Amount” means an amount equal to the Purchase Price Indemnity Amount, divided by the number of Participating Common Stock Equivalents.
“Per Option Closing Cash Consideration” means an amount equal to the Per Share Cash Amount minus (i) the PCSE Purchase Price Escrow Amount, minus (ii) the PCSE Expense Fund Amount, minus (iii) the exercise price per CB Common Share of such Vested Qualifying Option.
“Per Share Cash Amount” means an amount equal to the Aggregate Distributable Amount divided by Participating Common Stock Equivalents, rounded to the nearest hundredth of one cent.
“Per Indemnity Share Closing Cash Consideration” means an amount equal to the Per Share Cash Amount minus (i) the PCSE Indemnity Escrow Amount, minus (ii) the PCSE Purchase Price Escrow Amount, minus (iii) the PCSE Expense Fund Amount.
“Per Share Closing Cash Consideration” means an amount equal to the Per Share Cash Amount minus (i) the PCSE Purchase Price Escrow Amount, minus (ii) the PCSE Expense Fund Amount.

SCHEDULE 9.1
Key Executives
1.
Mike Duffy

2.
Leo Brubaker

3.
Liz Fischer

4.
Alex Pedenko

5.
Joshua Goldstein

Key Stockholders
1.
Method One LLC

2.
Shirley Tark Grandchildren’s Trust for Jeffrey U/A/D 1/20/78 (the “Trust”) or an affiliated stockholder designated by the Trust.

EXHIBIT A
FORM OF LETTER OF TRANSMITTAL

EXHIBIT B
FORM OF ESCROW AGREEMENT

Annex D
Execution Version
AGREEMENT AND PLAN OF MERGER
by and among

eCivis Inc.,

GTY Technology Holdings Inc.,

GTY EC Merger Sub, Inc.

and

eCivis Holders’ Representative

dated September 12, 2018

(continued)

(continued)

Exhibits and Schedules
Exhibit A	Earnout
Exhibit B	Form of Letter of Transmittal
Exhibit C	Registration Rights
Exhibit D	Form of eCivis Holders Written Consent
Exhibit E	Form of Escrow Agreement
Exhibit F	GTY Equity Incentive Plan
Exhibit G	Form of Lock Up Agreement
Exhibit H	eCivis Holders Entering Restrictive Covenant Agreements
Company’s Disclosure Schedule
GTY’s Disclosure Schedule

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is entered into on September 12, 2018 by and among eCivis, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY EC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kirk Fernandez, in his capacity as the eCivis Holders’ Representative pursuant to the designation in Section 10.17. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY, and Merger Sub may also be referred to individually herein as a “Party”, and collectively as the “Parties”.
PRELIMINARY STATEMENTS
A. GTY is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
B. Prior to the Effective Time, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).
C. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
D. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
E. Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.
F. The Company and its Subsidiaries are engaged in the business of providing cloud-based grants management and cost allocation software for state, local and tribal governments and government agencies (the “Business”).
G. Immediately prior to the Effective Time, the shareholders listed on Section 2.3(a) of the Company’s Disclosure Schedule (collectively, the “eCivis Holders”) will own all of the issued and outstanding shares of Capital Stock of the Company (collectively, the “eCivis Shares”).
H. The Parties desire that, at the Effective Time, the Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).
I. For U.S. federal income tax purposes, the Parties intend that the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions qualify as a contribution of eCivis Shares by the eCivis Holders to Holdings described in Section 351(a) of the Code.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1
Transactions
1.1 Merger.
(a) Merger.   On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Delaware General Corporation Law, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.
(b) Effective Time.   Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the Delaware General Corporation Law to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the Certificate of Merger (the “Effective Time”).
(c) Effect of Merger.   The Merger shall have the effects set forth herein and in the applicable provisions of Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.
(d) Certificate of Incorporation of the Surviving Company.   At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.
(e) Bylaws of the Surviving Company.   At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.
(f) Directors of the Surviving Company.   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.
(g) Officers of the Surviving Company.   The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company, and Holdings shall be the sole stockholder of the Surviving Company, from and after the Effective Time.
1.2 Effect of Merger on Capital Stock.   At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, GTY or any eCivis Holder:
(a) Merger Sub Capital Stock.    Each share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.

(b) eCivis Shares.   Each eCivis Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (i) the Pro Rata Portion of the Merger Shares, less the Escrow Shares, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (ii) the Pro Rata Portion of the Cash Consideration, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (iii) the Pro Rata Portion of the Escrow Shares, if any, that are distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (iv) the Pro Rata Portion of the Purchase Price Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (v) the Pro Rata Portion of the Cash Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, and (vi) the Pro Rata Portion of an amount, if any, equal to the Earnout Amount (which shall be calculated and payable in accordance with Exhibit A) (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of eCivis Shares.
(c) eCivis Options.
(i) Each outstanding Option that is unvested as of immediately prior to the Effective Time shall become fully vested and exercisable as of the Effective Time. Each Option that is outstanding and unexercised as of the Effective Time shall be converted into the right to receive, with respect to each eCivis Share subject to such Option, and without interest, an amount equal to the Per Share Merger Consideration applicable to such eCivis Share subject to such Option minus the per-share exercise price of such Option (for the avoidance of doubt, with the Per Share Merger Consideration determined in accordance with Section 1.2(b)), which such amount of Per Share Merger Consideration shall be payable (or issuable) in the forms (i.e., Cash Consideration and Merger Shares, subject to Section 1.3(d)) and at the times set forth in this Agreement as if the holder of such Option was an eCivis Holder. In order to receive the amounts calculated pursuant to this Section 1.2(c), the holder of an Option must deliver a duly executed option cancellation agreement, in such form as mutually agreed by the Company and GTY, prior to the Closing accepting the treatment of such Option as set forth in this Agreement. All consideration pursuant to this Section 1.2(c) shall subject to applicable withholdings pursuant to and in accordance with Section 1.8. The aggregate Per Share Merger Consideration to be paid with respect to Options pursuant to this Section 1.2(c) is referred to herein as the “Closing Option Amount”.
(ii) Neither the Surviving Company nor GTY will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. The payment of the Closing Option Amount for each Option to each holder of an Option shall be to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding. Prior to the Effective Time, the Company and the board of directors of the Company shall take all actions that may be necessary (under the applicable incentive equity plan and otherwise) to (i) effectuate the provisions of this Section 1.2(c) and (ii) to ensure that, from and after the Effective Time, holders of Options have no rights with respect thereto other than those specifically provided in this Section 1.2(c).
(d) Dissenting Shares.   Notwithstanding the foregoing provisions of this Article 1, any eCivis Shares held by Persons who object to the Merger and comply with the provisions of the Delaware General Corporation Law concerning the rights of holders of eCivis Shares to dissent from the Merger and require appraisal of their eCivis Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Delaware General Corporation Law. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the Delaware General Corporation Law shall receive payment therefor from the Surviving Company in accordance with the Delaware General Corporation Law; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in the Delaware General Corporation Law, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under the Delaware General Corporation Law, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a eCivis Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a eCivis Holder). The Company shall provide GTY prompt written notice of any demands received by the Company for appraisal of eCivis Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the Delaware General Corporation Law that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to the Delaware General Corporation Law shall be entitled to vote his or her eCivis Shares for any purpose or receive payment of dividends or other distributions with respect to his or her eCivis Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
1.3 Payment and Delivery of Merger Consideration.
(a) Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the eCivis Holders, for exchange in accordance with this Section 1.3 through the Exchange Agent, sufficient funds and shares of GTY Common Stock in an aggregate amount necessary for the payment of:
(i) the Cash Consideration, less the Closing Option Amount (which Closing Option Amount GTY shall fund to the Surviving Corporation at the Effective Time), which shall not include any amounts otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter pay to the Exchange Agent any amounts by which the Cash Consideration increases due to any Dissenting Shares becoming eCivis Shares in accordance with Section 1.5; and
(ii) a number of shares of GTY Common Stock equal to (x) Twenty Million Dollars ($20,000,000), divided by (y) the 30-Day VWAP as of the Closing Date (collectively, the “Merger Shares”), less the Escrow Shares, which Merger Shares shall be subject to the eCivis Holder Lockup Agreement; provided, that the foregoing shall not include any Merger Shares otherwise payable in respect of any Dissenting Shares; provided, further, that GTY will promptly thereafter deliver to the Exchange Agent any Merger Shares due to any Dissenting Shares becoming eCivis Shares in accordance with Section 1.5. For purposes of this Agreement, “30-Day VWAP” means the volume weighted average price of a share of GTY Common Stock, for the 30 trading days immediately prior to the date of calculation (as reported by Bloomberg L.P. or a similar organization and as adjusted for splits, dividends, reorganizations, recapitalizations and the like).
The Cash Consideration and the Merger Shares, are referred to herein, collectively, the “Merger Consideration”. The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Per Share Merger Consideration contemplated to be issued pursuant to Section 1.2(b) out of the Exchange Fund. Except as contemplated by Section 1.3(f) hereof, the Exchange Fund shall not be used for any other purpose.
(b) At the Effective Time, GTY shall deposit the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Shares shall be treated as owned by the eCivis Holders for U.S. federal, state, local and non-U.S. income Tax purposes, all dividends paid the Escrow Shares will be distributed currently to the eCivis Holders’ Representative (for the benefit of the eCivis Holders), and the eCivis Holders’ Representative (on behalf of the eCivis Holders) will be entitled to exercise all voting rights of the Escrow Shares while the Escrow Shares are held in the Indemnity Escrow Account.
(c) As promptly as practicable after the Effective Time, GTY shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of eCivis Shares entitled to receive the Per Share Merger Consideration pursuant to Section 1.2(b): (i) a letter of transmittal in the form attached hereto as Exhibit B (which shall specify the delivery of any certificates evidencing the eCivis Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such letter of transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) (which, with respect to the Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of eCivis Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such eCivis Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b).
(d) To the extent any Person holding eCivis Shares is unable to make the representations and warranties in the letter of transmittal in the form attached hereto as Exhibit B (such eCivis Shares, “Cash-out Shares” and such Persons, “Cash-out Stockholders”), such Cash-out Shares shall not be converted into a right to receive such Cash-out Stockholders’ Pro Rata Portion of the Merger Shares, and instead, such Cash-out Stockholders shall be entitled to receive cash consideration equal to the value of their Pro Rata Portion of the Merger Shares (such cash value based on the 30-Day VWAP of the Merger Shares as of the Closing Date). To the extent applicable, in lieu of receiving their Pro Rata Portion of any Escrow Shares or GTY Common Stock issued in connection with any Earnout Amount, such Cash-out Stockholders shall receive the value of such Escrow Shares or GTY Common Stock in the form of cash.
(e) No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.
(f) All Merger Shares issued upon surrender of a Certificate in accordance with the terms of this Section 1.3 (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the eCivis Shares formerly represented by the applicable Certificate.
(g) No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.

(h) Any portion of the Exchange Fund that remains undistributed to any holders of eCivis Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of eCivis Shares who have not theretofore complied with this Section 1.3 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of eCivis Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of GTY free and clear of any claims or interest of any Person previously entitled thereto.
(i) Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, the Surviving Company or any other Person shall be liable to any eCivis Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by GTY, the posting by such Person of a bond, in such reasonable amount as GTY may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the eCivis Shares represented by such lost, stolen or destroyed Certificate shall have been converted.
1.4 Closing Date Statement   No later than two (2) Business Days before the Closing Date, the eCivis Holders’ Representative shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration.
1.5 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the eCivis Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Cash, and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”). If GTY does not deliver a Purchase Price Adjustment Statement within such 90-day period, the Closing Date Statement shall be the Final Purchase Price Adjustment Statement.
(b) Following the Closing Date, the Company shall permit the eCivis Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.5. Notwithstanding the foregoing provisions of this Section 1.5(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the eCivis Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.
(c) If the eCivis Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the eCivis Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the eCivis Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the eCivis Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the eCivis Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the eCivis

Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.5(d).
(d) GTY and the eCivis Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If GTY and the eCivis Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the eCivis Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the eCivis Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the eCivis Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the eCivis Holders’ Representative or any of their respective Affiliates. The eCivis Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the eCivis Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the eCivis Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the eCivis Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the eCivis Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by the GTY and the eCivis Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article I), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the eCivis Holders’ Representative based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the eCivis Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the eCivis Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 7.
(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Closing Cash Amount as set forth in the Final Purchase Price Adjustment Statement, plus (vi) the Aggregate Option Exercise Price.
1.6 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.

(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the eCivis Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the eCivis Holders’ Representative for the benefit of the eCivis Holders; and
(ii) GTY shall promptly pay to the eCivis Holders’ Representative the Adjustment Amount for the benefit of the eCivis Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the eCivis Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(iii) to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and
(iv) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the eCivis Holders’ Representative the remainder of the Purchase Price Escrow Account, for the benefit of the eCivis Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account.
(e) Any amounts payable pursuant to this Section 1.6 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to this Section 1.6 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The Parties agree to treat any payment made pursuant to this Section 1.6 as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.
1.7 Escrowed Portion of the Purchase Price.   For the purpose of securing the eCivis Holders’ Representative’s obligations under Sections 1.4 and 1.5, at the Closing, GTY shall deliver $50,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to an Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.6.
1.8 Withholding.   GTY, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price and the Cash Escrow Amount) such amounts as GTY, the Surviving Company, the Exchange Agent, or any Affiliate thereof shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law; provided, however, that GTY shall provide the eCivis Holders’ Representative with written notice of any such intended withholding at least fifteen (15) days before the making of such payment (other than withholding on amounts properly treated as compensation for U.S. federal income Tax purposes), and GTY shall cooperate in good faith with the eCivis Holders’ Representative to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Body, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding anything in this Agreement to the contrary, any amounts payable pursuant to this Agreement that constitute compensation for U.S. federal income Tax purposes shall be paid through (and any applicable withholding shall be managed through) the Company’s ordinary payroll procedures.
1.9 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and eCivis Holders’ Representative may mutually agree in writing (the “Closing Date”).
1.10 Earnout.   Subject to the terms and conditions of Exhibit A, after the Closing, the eCivis Holders (including any holder of Options) shall receive the Earnout Amount as additional consideration pursuant to and in accordance with Exhibit A. The Parties agree to treat any Earnout Amount as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES CONCERNING the Company
As an inducement to GTY, Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY, Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are materially accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws. No Company Party is in default under or in violation of any provision of its Organizational Documents, and has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
2.3 Capitalization and Subsidiaries; Title to eCivis Shares.
(a) The eCivis Shares represent one hundred percent (100%) of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such eCivis Shares and the number of eCivis Shares owned by each such Person. All of the eCivis Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the eCivis Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except for options outstanding under the Stock Incentive Plans and except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company. Each eCivis Holder has good and marketable title to, and is the record and beneficial owner of, the eCivis Shares indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, Merger Sub will acquire good and valid title to all of the eCivis Shares, free and clear of all Liens.
(b) Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.
(c) Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party, or any eCivis Holder, or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock or assets of any Company Party or any of the eCivis Shares; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any eCivis Holder, any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any eCivis Holder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

2.5 Brokers’ Fees.   Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) reviewed balance sheets, statements of operations, stockholders’ deficits and cash flows as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Reviewed Financial Statements”); and (ii) unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the six-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Reviewed Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Reviewed Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. No Company Party or independent auditor of any Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the system of preparation of the financial statements utilized by the Company Parties, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing.
(c) Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and to Company’s Knowledge, no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $50,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;

(vi) except for Capital Stock issued pursuant to the exercise of issued and outstanding options granted under the Stock Incentive Plans, issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;
(xi) (A) entered into any “closing agreement” within the meaning of Code Section 7121 with any Governmental Body with respect to any Tax or Tax Returns of any Company Party; (B) except as required by applicable Law, changed an accounting period of any Company Party with respect to any Tax; (C) filed an amended income or other material Tax Return for any Company Party; (D) made a material Tax election inconsistent with past practices; (E) except as required by applicable Law, changed or revoked any material election with respect to Taxes or Tax Returns of any Company Party; or (F) entered into any agreement with a Governmental Body to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party, other than in the Ordinary Course of Business;
(xii) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xiii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiv) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xvi) entered into any joint venture, partnership or similar arrangement;
(xvii) entered into or became subject to any power of attorney;
(xviii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;

(xix) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xx) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xxi) amended, modified, terminated, canceled or permitted to lapse any insurance policies; or
(xxii) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), or (c) those which are not, individually or in the aggregate, material in amount. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
2.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.
(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. Except as set forth on Section 2.8 of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges Since January 1, 2015, (i) there has not occurred any default under any Permit by the Company Parties, (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.
2.9 Tax Matters.   Except as set forth on Section 2.9 of the Company’s Disclosure Schedule:
(a) The Company Parties have filed all income and other material Tax Returns required to be filed by them, and all such Tax Returns are correct and complete in all material respects. All income and other material Taxes due and payable by the Company Parties (whether or not shown or required to be shown on any Tax Return) have been paid.
(b) All Taxes of the Company not yet due and payable have been fully accrued on the books of the relevant Company Party, to the extent required in accordance with GAAP.
(c) The Company Parties are not currently the beneficiaries of any extension of time within which to file any Tax Return to a date after the Closing Date. Since January 1, 2015, no written claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties, other than Permitted Liens.
(d) Each Company Party has withheld all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person. The Company Parties have remitted and withheld all such Taxes to the proper Governmental Body in material compliance with all applicable Laws.
(e) No Company Party has ever been a member of any Affiliated Group (other than an Affiliated Group the common parent of which is or was a Company Party).
(f) No Company Party is liable for Taxes of any other Person (other than a Company Party) as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), other than pursuant to any contractual arrangement that is not primarily related to Tax matters. No Company Party is party to any Tax Sharing Agreements.
(g) There is no Proceeding in progress, pending, proposed in writing or threatened in writing with respect to any Taxes or Tax Returns of any Company Party. No Company Party has commenced a voluntary disclosure proceeding with a taxing authority in any state, local, or non-U.S. jurisdiction that has not been fully resolved or settled.
(h) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is in effect as of the Closing Date.
(i) No Company Party has engaged in any transaction that could affect the income Tax liability of a Company Party for any Pre-Closing Tax Period not closed by the statute of limitations which is a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j) No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of  (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or

non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period; (iv) a “closing agreement” within the meaning of Code Section 7121 entered into with any Governmental Body on or prior to the Closing Date.
(k) No Company Party has made an election (including a protective election) pursuant to Code Section 108(i).
(l) No Company Party currently uses the cash method of accounting for income Tax purposes.
(m) The Company has duly elected to be treated as an S corporation pursuant to Code Section 1362(a) and the Laws of each state and other jurisdiction in which the Company or any Subsidiary of the Company conducts business or is subject to Income Taxes. Each of these elections was initially effective as of September 23, 2004 and is currently effective.
(n) No Company Party has an interest in any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code).
(o) Notwithstanding anything to the contrary in this Agreement, (i) the representations and warranties in this Section 2.9 and Section 2.16 (solely to the extent related to Taxes) constitute the sole and exclusive representations and warranties of the Company with respect to any Tax matters of the Company Parties and (ii) the eCivis Holders, the eCivis Holders’ Representative and the Company are not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating loss, tax credit, tax basis or other Tax attribute of the Company Parties after the Closing Date.
2.10 Real Property; Personal Property.
(a) None of the Company Parties own or have ever owned or have or have ever had fee title to any real property.
(b) Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of the Company or any of its Subsidiaries. No tenant, licensee or other occupant is in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by the tenant, licensee or occupant. Except as set forth on Section 2.10(b) of the Company’s Disclosure Schedule, no consent or approval is required of any party for the consummation of the Transaction under any Company Lease.
(c) Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.
(d) Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no Company Party has received any written notice of any pending special levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.
(e) Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
(f) Except as set forth in Section 2.10(f) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.
2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not interfered with, infringed, misappropriated, or otherwise violated and do not interfere with, infringe, misappropriate, or otherwise violate any Intellectual Property rights of any Person in any respect, and no Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To the Knowledge of Company, no Person is interfering with, challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used or planned for use in, and material to, the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) patent, trademark, and copyright, in each case registered or for which there is an application to register, (ii) each Internet domain name owned by any Company Party, (iii) each Software which is owned by any Company Party, and (iv) each material Software licensed by any Company Party from a third party (excluding, without limitation, licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000. Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, all the Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule is valid and enforceable. A Company Party is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or to the Knowledge of Company, reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties valid and enforceable written assignments of any such Intellectual Property to one of the Company Parties, and the Company has delivered true and complete copies of such assignments to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee, contractor or consultant who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body Authority to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.
(e) All Software set forth on Section 2.11(b)(i) of the Company’s Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions established by the Company Parties or conveyed by the Company Parties to their customers or other transferees, (ii) is operative for its intended purpose free of any material defects or deficiencies and does not contain any Self-Help Code, Unauthorized Code, or similar programs, (iii) have been upgraded as necessary so that they are fully functional in every material respect on currently available platforms, and (iv) have been maintained by the Company Parties on their own behalf or on behalf of their customers and other transferees to their reasonable satisfaction and in accordance with the Company Parties’ contractual obligations to their customers and industry standards. All copies of source and object codes for all such Software are complete and correct except for minor deviations that would not have an adverse effect on the function or use of any of such Software or cause such Software to malfunction. No Person other than the Company Parties possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and has been maintained strictly confidential. None of the Company Parties has any obligation to afford any Person access to any such source code. The Company Parties are in possession of all other material relating to the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.
(f) Except as set forth on Section 2.11(f) of the Company’s Disclosure Schedule, no Software, product or service of the Company Parties (including any Software, product or service of the Company Parties currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software. All Publicly Available Software used by the Company Parties has been used in its entirety and without modification.
(g) None of the Company Parties nor any of their consultants has used Publicly Available Software in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor licensed or distributed to any third party any combination of Publicly Available Software and Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.
(h) The IT Assets are operational, fulfill the purposes for which they were acquired or developed, have security, back-ups and disaster recovery arrangements in place and hardware and Software support, maintenance and trained personnel which are sufficient in all material respects for the current and anticipated future needs of the Business. The Company Parties have disaster recovery and security plans, procedures and facilities and have taken reasonable steps consistent with or exceeding industry standards to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.
(i) Each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(j) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(k) The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Company Parties has received any written or oral complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(l) Since January 1, 2012, the Company Parties have been in compliance with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(m) The Company Parties have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.
(n) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.
2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Employee Benefit Plan of the Company Parties):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000 or the loss of which would material to the Company Parties or the Business;
(iii) each Real Property Lease;

(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each collective bargaining agreement with any labor union currently in force and effect;
(x) each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;
(xi) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company Parties;
(xii) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of the Company Parties in the Ordinary Course of Business and intellectual property assignment agreement with employees of the Company Parties, in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000;
(xiii) each current Government Contract and Government Contract Bid;
(xiv) each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;
(xv) each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and
(xvi) any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).
(b) The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such

Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
2.13 Government Contracts and Bids.
(a) Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.
(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b) or any state or local equivalent, or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.
(vii) Neither the Company Parties nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.

(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.
(b) The Company Parties and their officers, directors, managers, employees, consultants, and agents collectively hold all security clearances necessary for the operation of their business as presently conducted. Section 2.13(b) of the Company’s Disclosure Schedule sets forth a correct and complete list of all security clearances held by the Company Parties and their directors, officers, employees, consultants, or agents. The Company Parties are not aware of any facts that are reasonably likely to give rise to the revocation of any security clearance of the Company Parties or any of their directors, officers, managers, employees, consultants or agents. The Company Parties and their directors, officers, managers, employees, consultants or agents are in compliance in all material respects with applicable facilities and personnel security clearance requirements of the United States, including those specified in the Industrial Security Regulation (DOD 5220.22-R) and the National Industrial Security Program Operating Manual, DOD 5220.22-M.
(c) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.
(d) To the Knowledge of the Company Parties, all former U.S. government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.

2.15 Employees.
(a) Except as set forth on Section 2.15(a) of the Company’s Disclosure Schedule none of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties.
(b) Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all employees of the Company Parties including each employee’s title, position, location, employing entity, and 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), and date of hire. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(c) Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018.
(d) The Company Parties are in compliance in all material respects with all applicable Laws relating to employment, including but not limited to Laws relating to wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened, concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law, except for instances that, in the context of the Company Parties’ overall workforce, would not be material.
(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.
(f) The Company Parties, as applicable, have paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(h) The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.

2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan” and all such Foreign Benefit Plans are separately identified on Section 2.16(a) of the Company’s Disclosure Schedule.
(b) With respect to each Company Benefit Plan, and each Foreign Benefit Plan, as applicable, the Company has Made Available in the electronic data room to GTY copies of  (i) such Company Benefit Plan or Foreign Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan or Foreign Benefit Plan, a written description of the terms of such plan, (ii) the most recent summary plan description (if any), (iii) the most recent annual report on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent compliance and nondiscrimination tests, (v) the most recent reviewed financial statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Authority.
(c) With respect to each Company Benefit Plan, including any Foreign Benefit Plan: (i) each has been, in all material respects, maintained, funded, operated, and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan and Foreign Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body.
(d) Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing with the applicable Governmental Authorities, and (iii) the fair market value of the assets of each Company Benefit Plan, including each Foreign Benefit Plan, the liability of each insurer for each Company Benefit Plan, including each Foreign Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, including each Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan and Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan or Foreign Benefit Plan, and each Company Benefit Plan and Foreign Benefit Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.
(e) Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Company Benefit Plan or Foreign Benefit Plan provides health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.
(g) With respect to the Company Benefit Plans and Foreign Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. The Company Parties have, for purposes of each Company Benefit Plan and Foreign Benefit Plan, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable, except for instances that, in the context of the Company Parties’ overall workforce, would not be material.
(h) No Company Party has any obligation or commitment to “gross up” any Person with respect to Taxes under Section 409A or 4999 of the Code.
(i) Except as set forth in Section 2.16(i) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(j) Except for instances that would not, individually or in the aggregate be material, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
2.17 Environmental, Health, and Safety Matters.   Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:
(a) The Company Parties and the Business are, and since January 1, 2015 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since September 1, 2015. A list of all such Permits is set forth on Section 2.17(b) of the Company’s Disclosure Schedule.
(c) Since January 1, 2015, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.
(d) No Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.

(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) There are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) Section 2.17(g) of the Company’s Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any eCivis Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no eCivis Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no eCivis Holder or Affiliate of any eCivis Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.
2.19 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.
2.20 Customers.
(a) Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) The Company Parties maintain good relations with each of their Key Customers, and to the Knowledge of Company no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2016, no Key Customer (A) has canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of

the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.
2.21 Suppliers.
(a) Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) The Company Parties maintain good relations with each of their Key Suppliers, and to the Company’s Knowledge no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2016, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or (E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
2.22 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company and its Subsidiaries (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except as set forth in Section 2.22(a) of the Company’s Disclosure Schedule, each of the Accounts Receivable are subject to contracts that require payment within ninety (90) days or fewer of invoice.
(b) Except as set forth in Section 2.22(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.
(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.

2.23 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate in all material respects. The minute books of the Company and each of its Subsidiaries contain, in all material respects, accurate records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES CONCERNING GTY
As an inducement to eCivis Holders to enter into this Agreement and to consummate the Transactions, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the eCivis Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
3.1 Organization, Qualification and Power.   Each GTY Party (i) is duly organized or incorporated validly existing and in good standing under the Laws of the State of Delaware, State of Massachusetts or Grand Cayman, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or incorporated or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board and the board of directors of Merger Sub have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
3.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.

(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
3.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
3.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects. As of the date of this Agreement, neither GTY nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. GTY’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable GTY to comply with, and the appropriate officers of GTY to make all certifications required under, the Sarbanes-Oxley Act.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
3.7 Litigation; Legal Compliance.   Except as set forth in Section 3.7 of GTY’s Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.
3.8 Trust Account.   As of August 17, 2018, GTY has at least $562,277,933.00 Dollars in a trust account at UBS, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.”
3.9 Internal Accounting Controls.   GTY maintains a system of internal accounting controls sufficient to provide reasonable assurance in all material respects that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. GTY has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of GTY to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act. GTY’s “disclosure controls and procedures” are reasonably designed to ensure that material information (both financial and non-financial) relating to GTY required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to GTY’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GTY required by Section 302 of the Sarbanes-Oxley Act with respect to such reports.
3.10 Listing and Maintenance Requirements.   GTY’s Common Stock is registered pursuant to the Exchange Act and is listed on NASDAQ, and GTY has taken no action designed to terminate the registration of GTY Common Stock or delisting GTY Common Stock from NASDAQ. Except as set forth on Section 3.10 of the GTY Disclosure Schedule, GTY has not, in the two years preceding the date hereof, received notice (written or oral) from NASDAQ which remains unresolved to the effect that GTY is not in compliance with the listing or maintenance requirements thereof. GTY is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of GTY’s Common Stock on NASDAQ.
3.11 Tax Matters.
(a) For U.S. federal income tax purposes, since its respective date of formation, each of GTY, Holdings and Merger Sub has been treated as a C corporation.
(b) None of the GTY Parties has taken or agreed to take any action, nor does any GTY Party have Knowledge of any fact or circumstance, including any agreements, plans or other circumstances that could reasonably be expected to prevent the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions, from being treated as part of an exchange described in Section 351(a) of the Code.
(c) Holdings is not and will not be immediately following the GTY Merger, the Merger and other transactions to be consummated as part of the Roll-Up Transactions an “investment company” within the meaning of Section 351(e) of the Code and Treasury Regulations Section 1.351-1(c)(1)(ii).
(d) There is no plan or intention on the part of any GTY Party to redeem or otherwise reacquire any stock or indebtedness to be issued in the proposed transaction. Taking into account any issuance of additional shares of stock, any issuance of stock for services, the exercise of any GTY or Holdings stock rights, warrants, or subscriptions, a public offering of GTY Common Stock and the sale, exchange, transfer by gift, or other disposition of any of the GTY Common Stock to be received in the exchange, the eCivis Holders, and other parties to the Roll-Up Transactions (and, if exercised on or prior to the Closing Date, the holders of GTY Common Stock issued pursuant to the warrants to acquire GTY Common Stock disclosed in GTY SEC Filings filed with the SEC prior to the date hereof) will be in “control” of the Transferee within the meaning of Section 368(c) of the Code.
(e) Holdings will remain in existence and hold the property transferred to it in a trade or business or as the ownership in a subsidiary engaged in a trade or business.
(f) There is no plan or intention by any GTY Party to dispose of the transferred property other than in the ordinary course of business.
(g) GTY and Holdings have no plan or intention to reacquire any of its stock issued in the transaction.
(h) None of the GTY Parties have a plan or intention to liquidate the Company, to merge the Company with or into another corporation, to sell or otherwise dispose of the stock of the Company except for transfers of stock to corporations controlled by Holdings, or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Company.
ARTICLE 4
PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
4.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction; provided that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 6.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 6.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.

4.2 Notices and Consents.   As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.
4.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY (not to be unreasonably withheld), the Company shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business, (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar years ending December 31, 2018 and 2019, in an aggregate amount not less than 90% of the budgeted amounts therefor (or the prorated portion thereof for any partial year) under the capital expenditure and operating budgets, each as provided to GTY), (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; provided that GTY may withhold its consent in its sole discretion with respect to any action that would require disclosure pursuant to Section 2.6(c)(i), (v), (vii), (viii), (xiv), (xv) or (xvi); (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 P.M. on the date immediately prior to the Closing Date and (vii) not to take any of the following actions, except in the Ordinary Course of Business:
(a) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;
(c) (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;
(d) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(e) make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or GAAP;
(f) commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;

(g) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(h) agree or commit to do any of the foregoing.
4.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations; provided, further, that the Company may limit access as necessary to protect information that, in the Company’s judgment upon advice from counsel, is attorney-client privileged so long as the Company uses its commercially reasonable efforts to provide such information to the extent it is possible to do so without jeopardizing such privilege.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated June 1, 2018 (the “Confidentiality Agreement”), between GTY and the Company.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.
4.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such Party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any Company Party or GTY, or (v) would require any amendment or supplement to any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 7; provided, further, that to the extent such supplement or amendment relates to any matter that occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
4.6 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Company and eCivis Holders’ Representative acknowledges and agrees that each is aware, and that the Company Parties, the eCivis Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and eCivis Holders’ Representative hereby agree, for themselves and on behalf of the Company Parties, the eCivis Holders and each of their respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
4.7 SEC Filings.
(a) As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).
(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the

Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the GTY Shareholders. GTY shall advise the Company and the eCivis Holders’ Representative promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the eCivis Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the eCivis Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with eCivis Holders’ Representative, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Company and eCivis Holders’ Representative covenant and agree, jointly and severally, that the information (i) relating to the eCivis Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Company, eCivis Holders’ Representative or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the

Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
4.8 Registration Rights.   The Parties hereto agree that Exhibit C hereto sets forth the registration rights relating to any GTY Common Stock to be issued to the eCivis Holders hereunder. The eCivis Holders agree to cooperate in good faith with GTY prior to reselling such GTY Common Stock to ensure an orderly disposition that maximizes the value for all holders of GTY Common Stock.
4.9 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
4.10 Certain Business Relationships.   The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing, other than the Company’s office Lease, as set forth in Section 2.10(b) of the Company’s Disclosure Schedule.
4.11 Intentionally Omitted.
4.12 Remaining Stockholder Notices.   The Company will, in accordance with applicable Law and its organizational documents, on or before the twentieth (20th) Business Day after the date of this Agreement, mail to any eCivis Holder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of the Delaware General Corporation Law (each, a “Remaining Stockholder”) a request that such eCivis Holder execute the written consent of the eCivis Holders approving the Merger as provided in the Delaware General Corporation Law and that such eCivis Holder waive any appraisal rights of the Delaware General Corporation Law. In connection with such request, the Company will, through its board of directors, recommend to the eCivis Holders approval of the Merger. Approval of this Agreement by the eCivis Holders will not restrict the ability of the Company’s board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited of the Delaware General Corporation Law. Within ten (10) Business Days after the date of this Agreement, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than twenty (20) Business Days after the date of this Agreement.
4.13 Exercise of Company Rights.   Upon the request of GTY, the Company or any eCivis Holder, as applicable, shall exercise any rights it may have under the Company’s organizational documents or other agreement among the eCivis Holders to compel the eCivis Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of eCivis Shares or similar rights, in each case, to the extent permitted by applicable Law.
4.14 Financial Statements and Related Information.   The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its Subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its Subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.14, the “PCAOB Financial Statements”).
ARTICLE 5
POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
5.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
5.2 D&O Indemnification.
(a) From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.
(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 5.2.
(d) The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
5.3 Incentive Plan.   As promptly as practicable, and in no event more than 60 days, after the Closing, GTY shall establish the GTY Equity Incentive Plan substantially in the form set forth on Exhibit E. Holdings shall reserve and shall register on Form S-8 (or other comparable registration) 500,000 shares pursuant to the GTY Equity Incentive Plan for issuance of restricted stock or other equity-based awards to be granted with time-based or performance-based vesting at or after the Closing to employees who are employed in the Business. Notwithstanding the foregoing, nothing in this Section 5.3 or otherwise in this Agreement shall create any rights in any employee or other Person not a party to this Agreement.
5.4 Other Employee Matters.
(a) During the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, GTY shall, or shall cause the Surviving Company to, provide to all employees of the Company Parties who are employed by the Company Parties immediately prior to the Closing, to the extent such employees remain employed by the Surviving Company during such period (“Company Employees”), with base salaries or wage rates and target cash bonus opportunities that are consistent with those provided to similarly situated employees of the GTY Parties, and, to the extent accurately disclosed on the Company’s Disclosure Schedule, that are in no event less than their corresponding base salaries or wage rates and target cash bonus opportunities as of immediately prior to the Closing. From and after the Closing Date, GTY shall cause the Surviving Company to provide the Company Employees with employee benefits (including defined contribution retirement and welfare benefits, but excluding retention and change in control bonuses, cash and equity-based long term incentive opportunities, defined benefit pension, and nonqualified retirement benefits) that are consistent with those provided to similarly situated employees of the GTY Parties, and, to the extent accurately disclosed on the Company’s Disclosure Schedule, that are substantially similar in the aggregate to such employee benefits to which such Company Employees were entitled as of immediately prior to the Closing.
(b) To the extent that service is relevant for purposes of eligibility and vesting and, with respect to vacation or paid-time-off only, benefit accrual, under any employee benefit plan, program or arrangement (other than any equity incentive or defined benefit pension plan) established or maintained by the GTY Parties or by the Surviving Company following the Closing Date for the benefit of Company Employees, such plan, program or arrangement shall credit such Company Employees for service with the Company on and prior to the Closing Date to the same extent and for the same purpose as recognized by the Company prior to the Closing Date, except as would cause a duplication of benefits or coverage for the same period of service. In addition, for the plan year in which the Closing occurs, with respect to any group health plan established or maintained by the GTY Parties or by the Surviving Company following the Closing Date for the benefit of Company Employees, GTY agrees to use commercially reasonable efforts to: (i) waive any pre-existing condition exclusions; and (ii) provide that any covered expenses incurred on or before the Closing Date by any Company Employee or by a covered dependent shall be taken into account for purposes of satisfying applicable deductible coinsurance and maximum out of pocket provisions after the Closing Date.
(c) Notwithstanding the foregoing, nothing in this Section 5.4, or the foregoing Section 5.3 shall (i) confer upon any Company Employee or any other Person any rights or remedies (including any third-party beneficiary rights) under this Section 5.4, Section 5.3, or this Agreement; (ii) be interpreted or construed to confer upon the Company Employees any right with respect to continuance of employment (or any term or condition of employment) by the GTY Parties or by the Surviving Company, nor shall this Agreement interfere in any way with the right of the GTY Parties or the Surviving Company to terminate any Person’s employment at any time and for any or no reason; (iii) interfere in any way with the right of the GTY Parties or the Surviving Company to amend, terminate or otherwise discontinue or modify any or all benefit or compensation plans, programs, agreements, arrangements, practices or policies at any time; or (iv) be deemed to establish, amend, terminate or modify any Company Benefit Plan or any other benefit or compensation plan, program, agreement, arrangement, practice or policy.
5.5 Tax Matters.   References to the Company in this Section 5.5 include the Surviving Company.
(a) Tax Returns.
(i) The eCivis Holders’ Representative shall (A) at the sole cost and expense of the Company Parties, prepare and timely file, or cause the applicable Company Party to prepare and timely file, all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “Pre-Closing Tax Returns”) and shall pay, or cause the relevant Company Party to pay, all Taxes that are shown as due and payable on any Pre-Closing Tax Return; (B) at the sole cost and expense of the eCivis Holders, prepare all federal, state and local income Tax Returns of the Company for any Pre-Closing Tax Period due after the Closing Date (taking into account all validly obtained extensions) (the “S Corporation Returns”). All S Corporation Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries, to the extent permitted by applicable Law. All Deductions shall be reported on the income Tax Returns of the Company and its Subsidiaries for the taxable period that includes the Closing Date to the maximum extent permitted by applicable Law. Each S Corporation Return shall be submitted to GTY for GTY’s review at least ten (10) Business Days prior to the due date (including extensions) of such Tax Return. The eCivis Holders’ Representative will consider in good faith all reasonable comments made by GTY and received by the eCivis Holders’ Representative no later than five (5) Business Days prior to filing. GTY shall cause the Company Parties to execute and file all S Corporation Returns prepared by the eCivis Holders’ Representative in accordance with this Section 5.5(a).
(ii) GTY shall cause the relevant Company Party to prepare and timely file, all Tax Returns (other than S Corporation Returns) of the Company Parties which are first due after the Closing Date (taking into account all validly obtained extensions) (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return relates to a Pre-Closing Tax Period or a Straddle Period (each, a “Buyer Return”), such Tax Return shall be prepared in a manner consistent with existing procedures and practices and accounting methods (unless otherwise required by Law). Each Buyer Return shall be submitted by GTY to the eCivis Holders’ Representative (together with schedules, statements and supporting documentation) for the eCivis Holders’ Representative’s review and approval at least twenty (20) Business Days prior to the due date (including extensions) of such Buyer Return. If the eCivis Holders’ Representative objects to any item on any such Buyer Return, it will, within twenty (20) days after delivery of such Buyer Return, notify GTY in writing it so objects. If a notice of objection is duly delivered, GTY and the eCivis Holders’ Representative will negotiate in good faith and use their reasonable best efforts to resolve such items. If GTY and the eCivis Holders’ Representative are unable to reach such agreement within ten (10) Business Days after receipt by GTY of such notice, the disputed items will be resolved by the Accounting Arbitrator in accordance with the provisions of Section 1.5(d), and any determination by the Accounting Arbitrator will be final and binding on the Parties for purposes of the indemnification provisions of this Agreement (except to the extent of any subsequent adjustment by a taxing authority). The Accounting Arbitrator will resolve any disputed items within twenty (20) days of having the item referred to it (or as soon as practicable thereafter) pursuant to such procedures as it may require. If the Accounting Arbitrator is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return will be filed as prepared by GTY and then amended to reflect the Accounting Arbitrator’s resolution. The costs, fees and expenses of the Accounting Arbitrator will be allocated by GTY and the eCivis Holders’ Representative in the same method as set forth in Section 1.5(d).
(b) Cooperation.   GTY, Holdings, the Company, and the eCivis Holders’ Representative shall, upon receiving a written request from the other party, (i) reasonably assist with the preparation and timely filing of any Tax Return of any Company Party for a taxable period or portion thereof that ends on or prior to the Closing Date; (ii) reasonably assist in any audit of other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest) that involves a taxable period or portion thereof ending on or prior to the Closing Date; (iii) reasonably make available any information, records or other documents relating to any Taxes or Tax Returns of any Company Party in such Person’s possession; (iv) provide any information necessary and reasonably requested by GTY in writing to allow GTY or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; (v) reasonably assist with obtaining any Tax Refunds; (vi) make employees available on a mutual convenient basis to provide explanation of any materials provided hereunder; and (vii) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax. The requesting party of information pursuant to this Section 5.5(b) will reimburse the other party for all reasonable out-of-pocket expenses related to such cooperation.
(c) Straddle Period.   In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement will be:
(i) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and
(ii) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period; provided, however, that any exemptions, allowances or deductions that are determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.
(d) Post-Closing Covenants.   Without the prior written consent of the eCivis Holders’ Representative (which shall not be unreasonably withheld, delayed, or conditioned), GTY (or any Affiliate thereof, including Holdings) shall not and shall not cause any Company Party or any of their Subsidiaries or Affiliates to (i) amend, refile or modify any Tax Return for a Pre-Closing Tax Period or Straddle Period; (ii) file a Tax Return for a Pre-Closing Tax Period or Straddle Period in a jurisdiction where the Company, the GTY Surviving Company, the Surviving Company or any of their Subsidiaries, as applicable, did not file such Tax Return for such period, (iii) make any voluntary disclosures with respect to Taxes of any Company Party or any of their Subsidiaries for a Pre-Closing Tax Period or Straddle Period, change any accounting method or adopt any convention that shifts taxable income of any Company Party or their Subsidiaries from a period beginning (or deemed to begin) after the Closing Date to a taxable period (or portion thereof) ending on or prior to the Closing Date or shifts deductions or losses of any Company Party or any of their Subsidiaries from a taxable period (or portion thereof) beginning on or prior to the Closing Date to a period beginning (or deemed to begin) after the Closing Date. None of Holdings, GTY or any of their respective Subsidiaries or Affiliates shall make or cause to be made an election under Section 336 or Section 338 of the Code or any similar provision of foreign, state or local law in respect of the Transaction.
(e) Transfer Taxes.   All federal, state, local, or non-U.S. transfer, excise, documentary, sales, use, ad valorem, stamp, registration, value added, registration, recording, property and other such Taxes or fees (including any related penalties and interest) applicable to, imposed upon, or incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) (“Transfer Taxes”) will be borne and timely paid 50% by GTY and 50% by the eCivis Holders when due. The eCivis Holders’ Representative will prepare and timely file any Tax Return or other document with respect to such Transfer Taxes or fees (and GTY and Holdings will execute any such Tax Returns to the extent required under applicable Law).
(f) Tax Refunds.
(i) Subject to Section 5.5(f)(iii), all refunds of Taxes (refunds of Transfer Taxes shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.5(e)) of any Company Party for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.5(c)) (whether in the form of cash received from the applicable Governmental Body or a direct credit or offset against Taxes) and any interest received thereon, including overpayments of estimated Tax (each, a “Tax Refund”) shall be for the account of the eCivis Holders.
(ii) Promptly upon the written request by the eCivis Holders’ Representative, GTY will cause the relevant entity (e.g., Holdings, GTY, a Company Party or any of their Subsidiaries or Affiliates) to file for any such Tax Refund. Promptly upon receipt by the Surviving Company,

GTY or any of their Affiliates or Subsidiaries of any such Tax Refund, GTY shall pay the amount of such Tax Refund (without interest other than interest received from the Governmental Body), net of  (i) any Taxes imposed on the Surviving Company, GTY or any of their Affiliates or Subsidiaries that would not have been so imposed but for the receipt of such Tax Refund; and (ii) any reasonable, out-of-pocket expenses that GTY, a Company Party, or any of their Affiliates incurred in obtaining such Tax Refund. The net amount due to the eCivis Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit or offset, ten (10) days after filing the Tax Return claiming such credit or offset).
(iii) Nothing in this Section 5.5(f) shall require that GTY make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY or the applicable Company Party) that is with respect to (A) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date); or (B) any Tax Refund in respect of a Tax which was paid by GTY, any Company Party or their respective Affiliates after the Closing Date to the extent (i) the eCivis Holders have not indemnified and will not indemnify GTY or any Company Party for such Taxes and (ii) such Tax did not reduce the Merger Consideration.
(iv) The Parties agree to treat any payment made pursuant to this Section 5.5(f) as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.
(g) Tax Contests.
(i) Except with respect to any income Taxes or income Tax Return of any Company Party for a Pre-Closing Tax Period (a “Pre-Closing Income Tax Matter”) GTY shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes or Tax Returns of any Company Party or that could impact the determination of any Tax Refund (a “Tax Contest”); provided, however, that the eCivis Holders’ Representative, at the sole cost and expense of the eCivis Holders, shall have the right to participate in any such Tax Contest to the extent it relates to a Pre-Closing Tax Period or Straddle Period or a Tax Refund (each, a “Buyer Contest”). GTY shall not settle any Buyer Contest without the prior written consent of the eCivis Holders’ Representative (not to be unreasonably withheld, delayed, or conditioned). GTY agrees to give prompt written notice to the eCivis Holders’ Representative of the receipt of any written notice by GTY, Holdings, any Company Party or any of their respective Subsidiaries or Affiliates which relates to a Buyer Contest or a Pre-Closing Income Tax Matter. At the request of the eCivis Holders’ Representative, GTY shall deliver to the eCivis Holders’ Representative copies of all relevant notices and documents (including court papers) received by GTY, the Company, the Surviving Company or any of their Affiliates or Subsidiaries in connection with such Tax Contest. In the event of a conflict between Section 7.3(b) and this Section 5.5(g), this Section 5.5(g) controls with respect to all Tax Contests.
(ii) With respect to a Tax Contest that is a Pre-Closing Income Tax Matter, the applicable GTY Party shall execute a power of attorney so as to allow the eCivis Holders’ Representative to control such Tax Contest at the sole expense of the eCivis Holders’ Representative (on behalf of the eCivis Holders); provided, however, that GTY shall have the right to participate in any such Tax Contest at its sole expense. The eCivis Holders’ Representative shall not settle any such Tax Contest without the prior written consent of GTY (not to be unreasonably withheld, delayed or conditioned).
(h) Post-Closing Taxes.   Notwithstanding anything in this Agreement to the contrary, the eCivis Holders shall not be responsible for, and shall not have any indemnification obligations hereunder with respect to, any Taxes of any Company Party (including the Surviving Company) that are attributable to a taxable period or portion of a Straddle Period beginning after the Closing Date other than Taxes subject to indemnification pursuant to Section 7.1(a) (subject to the limitations on indemnification in Article 7) that are attributable to a breach of a representation or warranty contained in Sections 2.9(j), (k) or (l).

(i) Tax Treatment.   For U.S. federal and state income tax purposes, the Parties to this Agreement intend to treat the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions as a contribution of eCivis Shares by the eCivis Holders to Holdings described in Section 351(a) of the Code (the “Tax Treatment”). Notwithstanding anything herein to the contrary, each Party to this Agreement hereby acknowledges and agrees that (i) such Party will not take any position on any Tax Return, or take any other Tax reporting position or action, that is inconsistent with the Tax Treatment, except as otherwise required by a “determination” as defined in Code Section 1313; and (ii) such Party will use its best efforts (A) to cause the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions to be treated as a transaction described in Section 351(a) of the Code, and (B) to not take or permit any of its Subsidiaries or Affiliates to take any action that could reasonably be expected to prevent or impede the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions from being treated as part of a transaction described in Section 351(a) of the Code.
ARTICLE 6
CONDITIONS TO OBLIGATION TO CLOSE
6.1 Conditions to Obligations of eCivis Holders and GTY Parties.   The obligations of the Company, GTY and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part; and
(d) the GTY Share Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account; and
(e) the GTY Merger has been declared effective.
6.2 Conditions to Obligations of GTY and Merger Sub.   The obligations of each of GTY and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) Each of the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to any eCivis Holder, any Company Party or the Business;
(d) eCivis Holders’ Representative shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;

(e) the Consents or Permits set forth in Section 6.2(e) of the Company’s Disclosure Schedule shall have been obtained;
(f) eCivis Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by eCivis Holders’ Representative and the Escrow Agent;
(g) each eCivis Holder shall have delivered to GTY a duly executed eCivis Holder Lockup Agreement;
(h) the Company shall have deliver to GTY: (A) notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date, together with written authorization for GTY to deliver such notice to the IRS on behalf of the Company after the Closing and (B) an affidavit, dated as of the Closing Date, duly executed by an officer of the Company under penalties of perjury, stating that the Company is not and has not in the period described in Code Section 897(c)(1)(A)(ii) been a United States real property holding corporation, and in form and substance required under Treasury Regulation Section 1.897-2(h);
(i) eCivis Holders’ Representative shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for the Company;
(j) eCivis Holders’ Representative shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company Disclosure Schedule;
(k) eCivis Holders’ Representative shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(l) eCivis Holders’ Representative shall have delivered to GTY the executed employment agreement of James Ha, in a form reasonably acceptable to GTY;
(m) eCivis shall have delivered to GTY the executed restrictive covenant agreement of those persons identified in Exhibit H, in a form reasonably acceptable to GTY;
(n) no more than 5% of the eCivis Shares shall be Dissenting Shares;
(o) no more than 5% of the eCivis Shares shall be Cash-out Shares;
(p) the eCivis Holders entitled to approve and adopt this Agreement shall have approved and adopted this Agreement pursuant to a written consent in the form attached hereto as Exhibit D (the “eCivis Holder Consent”) by 12:00 p.m. EDT on the day after the date of this Agreement;
(q) GTY has received PCAOB Financial Statements of the Company in a form and substance reasonably satisfactory to GTY;
(r) The Roll-Up Transactions have closed or will close substantially simultaneously with the Closing; and
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.
6.3 Conditions to Obligations of the Company.   The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:
(a) all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each of GTY and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;

(c) GTY shall have delivered to eCivis Holders’ Representative a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) GTY shall have issued and delivered the Merger Shares (less the Escrow Shares) and Cash Consideration, less the Closing Option Amount, to the Exchange Agent;
(e) GTY shall have deposited the Escrow Shares with the Escrow Agent;
(f) GTY shall have deposited the Purchase Price Escrow Amount and the Cash Escrow Amount with the Escrow Agent;
(g) GTY shall have delivered to eCivis Holders’ Representative the Escrow Agreement executed by GTY and the Escrow Agent; and
(h) GTY shall have delivered to the applicable counterparties thereto duly executed copies of the Employment Agreements.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the eCivis Holder Representative.
ARTICLE 7
REMEDIES FOR BREACHES OF THIS AGREEMENT
7.1 Indemnification.
(a) Indemnification by eCivis Holders.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, the eCivis Holders, acting through eCivis Holders’ Representative, shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any eCivis Holder, eCivis Holders’ Representative or any Company Party in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any eCivis Holder, eCivis Holders’ Representative or any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the eCivis Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the Final Cash Consideration, (v) any Indemnified Taxes, and (vi) any Third Party Claim (other than a Third party Claim in respect of Taxes) related to the foregoing that alleges facts, that, if true, would entitle the GTY Indemnitees to recovery under this Article 7 (collectively, the “GTY Indemnifiable Matters”). eCivis Holders and eCivis Holders’ Representative acknowledge and agree that no eCivis Holder or controlling Affiliate of any eCivis Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2 of this Agreement) with respect to any Loss paid by the eCivis Holders pursuant to this Article 7.
(b) Indemnification by GTY.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY shall indemnify and hold harmless each eCivis Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “eCivis Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any

Ancillary Agreement or (iii) any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the eCivis Holder Indemnitees to recovery under this Article 7 (collectively, the “eCivis Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).
7.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations (other than those set forth in Section 2.9) shall survive indefinitely, (ii) the representations and warranties set forth in Sections 2.9 and 3.11 shall survive until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter thereof, and (iii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms; provided that the covenants and other agreement contained in Section 5.5 and the indemnification obligations in Section 7.1(a)(v) shall survive and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).
(iii) Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $250,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold, subject to Section 7.2(d); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties; provided, however, that no amount shall be payable by any Indemnifying Party for Losses arising under, related to or in connection with Section 7.1(a)(i) or Section 7.1(b)(i) which individually or in the aggregate with all other related Losses do not exceed $10,000.
(c) Liability Cap.   $5,000,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (i) any breach of or inaccuracy in any Fundamental Representation, (ii) any intentional or fraudulent breaches of any representations or warranties or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $7,500,000 (inclusive of the $5,000,000 amount described above); provided, further, that the maximum aggregate liability for all GTY Indemnifiable Matters shall not exceed the Merger Consideration plus any Earnout Amount actually paid to the eCivis Holders (except with respect to claims based on fraud or intentional misrepresentation).
7.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a eCivis Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and
(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 7.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 7.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.
(c) To the extent that there is an inconsistency between Section 7.3 and Section 5.5 as it relates to a Tax matter, the provisions of Section 5.5 shall govern.
7.4 Other Indemnification Matters.
(a) For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(x)), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
(b) For purposes of determining the amount of any Loss for which indemnification is provided by an Indemnifying Party, the amount of such Loss shall be reduced by the Indemnification Tax Benefits actually realized, if any, by an Indemnified Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses in the year in which such Loss occurs or the subsequent two taxable years. If an Indemnified Party realizes an Indemnification Tax Benefit in any of the two years following the occurrence of such Loss, the Indemnified Party shall pay the Indemnifying Party the amount of such Indemnification Tax Benefit. For this purpose, a Person shall be deemed to recognize a Tax benefit (“Indemnification Tax Benefit”) with respect to a taxable year if, and to the extent that, the Person’s liability for Taxes for such taxable year, calculated by excluding any Tax items attributed to the Losses, exceeds the Person’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Losses.
7.5 Release of Escrow Amount from Escrow.
(a) Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the eCivis Holders pursuant to this Article 7, the Escrow Agent shall,

upon the receipt of a joint written instruction from GTY and the eCivis Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 60% of such Loss and the number of Escrow Shares equal to the lesser of:
(i) that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 40% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and
(ii) that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 40% the Loss divided by (B) $10.00, in each case, subject to the Escrow Agreement.
Notwithstanding, the foregoing, the eCivis Holders shall have the right, but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Escrow Account and delivered to such GTY Indemnitee in respect of such Loss.
(b) Concurrently with any such transfer of Escrow Shares to any GTY Indemnitee, eCivis Holders’ Representative shall take all actions reasonably requested by GTY to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated) and related transfer powers and indemnities by the eCivis Holders to the GTY Indemnitees and providing customary representations as to organization, existence and good standing of the eCivis Holders, the legal right and requisite power and authority of the eCivis Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each eCivis Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer, the GTY Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. eCivis Holders’ Representative hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 7.5, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely.
7.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.
7.7 Right of Setoff.   GTY shall have the right to withhold and setoff against any amount due to the eCivis Holders or any of their Affiliates hereunder or payment of Losses to which the GTY Indemnitees are entitled to under this Agreement. Neither the exercise nor the failure to exercise such rights of setoff will constitute an election of remedies or limit GTY in any manner in the enforcement of any other remedies that may be available to it.
7.8 Roll-Up Transactions.   The Company and the eCivis Holders’ Representative acknowledge and agree that GTY and Merger Sub are not making any representations or warranties with respect to the

Persons that are party to the Roll-Up Transactions (except as set forth in Section 3.11), and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the eCivis Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law), nor shall the Company or eCivis Holders or eCivis Holders’ Representative have any obligations or liabilities of any kind with respect to the Roll-Up Transactions, including any direct or indirect allocation of expenses or liabilities in connection therewith other than, in each case, in their capacity as a holder of shares of GTY Common Stock.
7.9 Tax Treatment. Any indemnification payments under this Article 7 shall be treated for Tax purposes as an adjustment to the Merger Consideration for federal, state, local and non-U.S. income Tax purposes.
ARTICLE 8
TERMINATION
8.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 6.1(b), as follows:
(a) by mutual written consent of each Party;
(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account is less than the Necessary Cash Amount;
(f) by GTY, (i) if any eCivis Holder or eCivis Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any eCivis Holder becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any eCivis Holder, any Company Party or the Business;
(g) by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY or Merger Sub becomes become untrue), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by eCivis Holders’ Representative to the breaching Party; provided, that no eCivis Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;

(h) by GTY, if the eCivis Holder Consent shall not have been executed and delivered to GTY by 12:00 p.m. EDT on the day after the date of this Agreement; or
(i) by GTY if the Company does not deliver to GTY the PCAOB Financial Statements on or before December 31, 2018.
8.2 Effect of Termination.
(a) If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.
(b) Limited Expense Reimbursement.
(i) In the event this Agreement is terminated, other than pursuant to Section 8.1(a), Section 8.1(b) and, at the time of such termination, the Company’s failure to fulfill, or the Company’s Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date, Section 8.1(d), Section 8.1(f), Section 8.1(h) or Section 8.1(i), GTY shall promptly reimburse, by wire transfer of immediately available funds, up to 50% of the Company’s Transaction Expenses; provided, however, GTY shall not be required to provide reimbursement under this Section 8.2(b) for any amounts in excess of  $400,000 (the “Expense Reimbursement Payment”).
(ii) Each of the Parties hereto agrees that if this Agreement is terminated and the Expense Reimbursement Payment is due and payable, the Expense Reimbursement Payment shall be the sole and exclusive remedy of the Company and its Affiliates and all direct and indirect equityholders (whether at law, in equity, in contract, in tort or otherwise) against the GTY Parties and any of their respective direct or indirect, former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees (each, a “GTY Related Party”) for any breach of this Agreement by any GTY Party or any Adverse Consequences suffered hereunder or under any other agreement executed in connection with the transactions contemplated hereby; provided that nothing in this Section 8.2(b)(ii) will limit the right of the Company and its Affiliates to bring or maintain, or receive damages in, any Action against a GTY Related Party arising out of or in connection with any breach of the Confidentiality Agreement. Subject to the proviso to the immediately preceding sentence, upon the Company’s receipt of full payment of the Expense Reimbursement Payment, (i) no GTY Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (ii) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any Action against any GTY Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (iii) the Company shall cause any Proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company against any GTY Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of the Expense Reimbursement Payment. The Company shall not be entitled to collect the Expense Reimbursement Payment on more than one occasion.
(iii) Each of the Parties hereto acknowledges that the Expense Reimbursement Payment, as and when payable pursuant to this Section 8.2, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which such amount is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.
ARTICLE 9
DEFINITIONS
“Accounting Arbitrator” has the meaning set forth in Section 1.5(d).
“Accounts Receivable” has the meaning set forth in Section 2.22(a).
“Acquisition Proposal” has the meaning set forth in Section 4.6(a).
“Additional GTY Filings” has the meaning set forth in Section 4.7(b).
“Adjustment Amount” has the meaning set forth in Section 1.6(a).
“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, or unitary group.
“Aggregate Option Exercise Price” means the sum of the total exercise prices for all Options issued and outstanding immediately prior to the Closing.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Ancillary Agreements” means the Escrow Agreement, the eCivis Holder Lockup Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.
“Bid” has the meaning set forth in Section 2.13(a).
“Breach Notice” has the meaning set forth in Section 7.3(a).
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Buyer Contest” has the meaning set forth in Section 5.5(g).
“Buyer Return” has the meaning set forth in Section 5.5(a)(ii).
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.
“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Estimated Closing Cash Amount, plus (vi) the Aggregate Option Exercise Price.
“Cash Escrow Amount” means $3,000,000.
“Cash Purchase Price” means $30,000,000.
“Cash-out Shares” has the meaning set forth in Section 1.3(d).
“Cash-out Stockholders” has the meaning set forth in Section 1.3(d).
“Certificate of Merger” has the meaning set forth in Section 1.1(a).
“Certificates” has the meaning set forth in Section 1.3(c).
“Closing” has the meaning set forth in Section 1.9.
“Closing Date” has the meaning set forth in Section 1.9.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Statement” has the meaning set forth in Section 1.4.
“Closing Form 8-K” has the meaning set forth in Section 4.7(c).
“Closing Option Amount” has the meaning set forth in Section 1.2(c)(i).
“Closing Press Release” has the meaning set forth in Section 4.7(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company” has the meaning set forth in the preliminary statements to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
“Company Employees” has the meaning set forth in Section 5.4(a).
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company Parties” means, collectively, the Company and each of its Subsidiaries.
“Confidentiality Agreement” has the meaning set forth in Section 4.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.

“Covered Persons” has the meaning set forth in Section 5.2(a).
“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any transaction-related bonuses, (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, (j) amounts accrued (or that should have been accrued) in respect of unused vacation time or paid time off, unpaid bonuses or commissions related to the period prior to the Closing, together with the employer portion of any payroll taxes due in connection with the foregoing, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (j) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties and (k) any net income Tax liability of Holdings, GTY, any Company Party or their respective Affiliates (determined on a “with” and “without” basis) in a Post-Closing Tax Period attributable to any prepaid “unearned revenue” or similar item actually received by a Company Party in a Pre-Closing Tax Period and included in Closing Date Cash but subject to income Tax in a Post-Closing Tax Period. For the avoidance of doubt, Debt shall exclude all Taxes other than Taxes described in clause (k).
“Deductions” means all U.S. federal, state and local income Tax deductions related to the exercise or payment of Company options, payment of employee bonuses, payment under deferred compensation arrangements, payment of any investment banking (or other advisory) fees, and other deductible Transaction Expenses and amounts included in Debt and payments made by or on behalf of the Company and its Subsidiaries, in each case in connection with the Transaction.
“Designated Courts” has the meaning set forth in Section 10.15.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) eCivis Holders, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to GTY prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.
“Disputed Amounts” has the meaning set forth in Section 1.5(c).
“Dissenting Shares” has the meaning set forth in Section 1.2(d).

“Dissenting Stockholders” has the meaning set forth in Section 1.2(d).
“DOJ” means the United States Department of Justice.
“Earnout Amount” has the meaning set forth on Exhibit A.
“eCivis Holder Consent” has the meaning set forth in Section 6.2(p).
“eCivis Holder Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“eCivis Holder Indemnitees” has the meaning set forth in Section 7.1(b).
“eCivis Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit G attached hereto.
“eCivis Holders” has the meaning set forth in the preliminary statements.
“eCivis Holders’ Representative” has the meaning set forth in Section 10.17.
“eCivis Shares” has the meaning set forth in the preliminary statements.
“Surviving Company” has the meaning set forth in Section 1.1.
“Effective Time” has the meaning set forth in Section 1.1(a).
“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, National Association, a national association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit E, by and among GTY, eCivis Holders’ Representative and the Escrow Agent.
“Escrow Shares” means a number of Merger Shares equal to (i) $2,000,000, divided by (ii) the 30-Day VWAP as of the Closing Date.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.4(a).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.4(a).
“Exchange Agent” has the meaning set forth in Section 1.3(a).
“Exchange Fund” has the meaning set forth in Section 1.3(a).
“Final Cash Consideration” has the meaning set forth in Section 1.5(e).
“Financial Reporting Manual” shall mean the SEC Financial Reporting Manual dated as of December 1, 2017.
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).

“FTC” means the United States Federal Trade Commission.
“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to eCivis Shares), 2.4(a), 2.4(c) and 2.4(d) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters), 2.18 (Affiliate Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).
“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.21(a).
“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common shares of Holdings.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit F attached hereto.
“GTY Indemnifiable Matter” has the meaning set forth in Section 7.1(a).
“GTY Indemnitees” has the meaning set forth in Section 7.1(a).
“GTY Merger” has the meaning set forth in the preliminary statements.
“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including Merger Sub and the Surviving Company and its Subsidiaries from and after the Closing.
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY Prepared Returns” has the meaning set forth in Section 5.5(a)(ii).
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Share Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement or pursuant to the rules and regulations of the SEC) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement or pursuant to rules and regulations of the SEC.
“GTY Shareholder Meeting” means an extraordinary general meeting of GTY for the GTY Shareholders to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing GTY Shareholders with the opportunity to elect to effect a GTY Share Redemption; (e) the GTY Merger; and (f) any other proposals submitted to the vote of GTY Shareholders in the Proxy Statement.

“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“Indemnification Tax Benefit” has the meaning set forth in Section 7.4(b).
“Indemnified Party” has the meaning set forth in Section 7.3(a).
“Indemnifying Party” has the meaning set forth in Section 7.3(a).
“Indemnified Taxes” means without duplication, any of the following Taxes:
(i) All Taxes of any eCivis Holder;
(ii) All Taxes of any Company Party (other than Transfer Taxes) for any Pre-Closing Tax Period or portion of any Straddle Period ending on the Closing Date, including Taxes imposed on a Company Party as a transferee or successor, by contract or pursuant to any Laws, which Taxes relate to an event or transaction occurring prior to the Closing;
(iii) The eCivis Holders allocable share of all Transfer Taxes as determined under Section 5.5(e); and
(iv) All Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any Tax Refund (whether as cash or a credit or offset against Taxes otherwise payable) that gave rise to a payment to, or for the benefit of the eCivis Holders, under Section 5.5(f).
Notwithstanding anything in this Agreement to the contrary, Indemnified Taxes shall exclude (i) Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business, (ii) GTY’s share of any Transfer Taxes as determined under Section 5.5(e), (iii) Taxes that are attributable to a breach by Holdings, GTY, Merger Sub, or any of their Affiliates of any covenant or agreement contained herein, (iv) Taxes attributable to the failure of the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions to qualify as a contribution of eCivis Shares by the eCivis Holders to Holdings in a transaction described in Section 351(a) of the Code and (v) Taxes included in Debt.
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit (i) the Escrow Shares and (ii) the Cash Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“IRS” means the U.S. Internal Revenue Service.
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.
“Key Customers” has the meaning set forth in Section 2.20(a).
“Key Suppliers” has the meaning set forth in Section 2.21(a).
“Knowledge” means (a) in the case of the Company, the knowledge of James Ha and Justin Kerr, after due inquiry; and (b) in the case of GTY or Merger Sub, the knowledge of Harry You and Carter Glatt, after due inquiry.
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.
“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Merger” has the meaning set forth in the preliminary statements.
“Merger Consideration” has the meaning set forth in Section 1.3(a).
“Merger Shares” has the meaning set forth in Section 1.3(a)(ii).
“Merger Sub” has the meaning set forth in the preface of this Agreement.
“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.
“Necessary Cash Amount” means $325,000,000.
“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Closing.
“Optionholder” means any Person that holds one or more outstanding Options as of immediately prior to the Closing.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Organizational Documents”) means with respect to any entity, the articles of incorporation, memorandum of association and articles of association, deed of incorporation, certificate of formation or other applicable organizational, constitutional or charter documents relating to the creation, organization or incorporation of such entity, and the bylaws, operating agreement, memorandum of association and articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Other Indemnitor” has the meaning set forth in Section 5.2(c).
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” shall have the meaning set forth in Section 5.14.

“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.
“Permitted Liens” means, collectively, (a) statutory Liens for current Taxes not yet due or payable, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Latest Balance Sheet, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).
“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address' retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Pre-Closing Income Tax Matter” has the meaning set forth in Section 5.5(g)(i).
“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.
“Pre-Closing Tax Period” means any taxable period that ends on or prior to the Closing Date.
“Pre-Closing Tax Returns” has the meaning set forth in Section 5.5(a)(i).
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or Data.
“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification.
“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.
“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of eCivis Shares owned by an eCivis Holder as of the Closing Date (including any eCivis Shares issued or issuable upon the exercise of Options), by (b) the total number of eCivis Shares issued and outstanding as of immediately prior to the Closing (including any eCivis Shares issued or issuable upon the exercise of Options).

“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Proxy Statement” has the meaning set forth in Section 4.7(b).
“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.5(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.5(c).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.7.
“Purchase Price Escrow Amount” has the meaning set forth in Section 1.7.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC under the Securities Act with respect to shares of GTY Common Stock to be issued in connection with the Transaction.
“Remaining Stockholder” has the meaning set forth in Section 4.12.
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Reviewed Financial Statements” has the meaning set forth in Section 2.6(a).
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“S Corporation Returns” has the meaning set forth in Section 5.5(a)(i).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach, security breach, or breach of Personal Information or Data under applicable Laws.
“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.

“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.
“Signing Form 8-K” has the meaning set forth in Section 4.7(a).
“Signing Press Release” has the meaning set forth in Section 4.7(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Stock Incentive Plans” mean the 2017 Equity Incentive Plan of the Company and the eCivis 2005 Stock Incentive Plan.
“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Tax” (and with the correlative meanings, “Taxes”, “Taxable,” and “Taxing”) means any U.S. federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, unclaimed or abandoned property or escheat, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, governmental fee or other like assessment or charge in the nature of a tax imposed by a Governmental Body, together with all interest, penalties, additions to tax and additional amounts imposed by a Governmental Body with respect thereto.
“Tax Contest” has the meaning set forth in Section 5.5(g)(i).
“Tax Refund” has the meaning set forth in Section 5.5(f)(i).
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body.
“Tax Sharing Agreement” means any written agreement, the principal purpose of which is to obligate any Company Party to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.
“Tax Treatment” has the meaning set forth in Section 5.5(i).
“Termination Date” has the meaning set forth in Section 8.1(b).
“Third Party Claim” has the meaning set forth in Section 7.3(b).
“Threshold” has the meaning set forth in Section 7.2(b).
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements.
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by eCivis Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers). Notwithstanding anything in this Agreement to the contrary, Transaction Expenses shall exclude all Taxes.
“Transfer Taxes” has the meaning set forth in Section 5.5(e).
“Trust Account” has the meaning set forth in Section 3.8.
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“WARN Act” has the meaning set forth in Section 2.15(d).
ARTICLE 10
MISCELLANEOUS
10.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.
10.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section4.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.
10.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
10.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement. Except the indemnified parties with respect to Section 5.2 and the eCivis Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement
10.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.

10.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
10.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to eCivis Holders or the	Kirk Fernandez
Company Parties, then to eCivis	901 Bringham Ave.
Holders’ Representative:	Los Angeles, CA 90049
Facsimile: (310) 694-9806
Email: kirk@fernandezholdings.com
with a copy to:	LKP Global Law, LLP
1901 Avenue of the Stars, Suite 480
Los Angeles, CA 90067
Attention: Young Jun Kim, Esq.
Email: ykim@lkpgl.com
Facsimile No. :(424) 239-1882
If to GTY, Merger Sub or the	Harry You
Surviving Company:	1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Email: Harry@gtytechnology
Copy to:	Winston & Strawn LLP
200 Park Avenue
New York, NY 10166-4193
Attention: Joel L. Rubinstein, Esq.
Jason D. Osborn, Esq.
Facsimile: (212) 294-5336
Email: JRubinstein@winston.com
JOsborn@winston.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
10.8 Governing Law.   This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
10.9 Amendments and Waivers.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
10.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
10.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
10.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
10.14 Waiver of Jury Trial.   Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.
10.15 Exclusive Venue.   The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.
10.16 Trust Account Waiver.   Each of the Company and the eCivis Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the eCivis Holders’ Representative, for itself and the affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever.
10.17 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the eCivis Holders) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.
10.18 eCivis Holders’ Representative.
(a) Each eCivis Holder shall be deemed to have appointed Kirk Fernandez (“eCivis Holders’ Representative”) to serve as eCivis Holders’ Representative for and on behalf of eCivis Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the eCivis Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of

eCivis Holders’ Representative for the accomplishment of the foregoing. More specifically, eCivis Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each eCivis Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each eCivis Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such eCivis Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to eCivis Holders’ Representative. eCivis Holders’ Representative shall be authorized to take all actions on behalf of eCivis Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the eCivis Holders. No bond shall be required of eCivis Holders’ Representative, and eCivis Holders’ Representative shall receive no compensation for its services. Notices or communications to or from eCivis Holders’ Representative shall constitute notice to or from each eCivis Holder.
(b) eCivis Holders’ Representative shall not be liable for any act done or omitted hereunder as eCivis Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The eCivis Holders shall severally indemnify eCivis Holders’ Representative and hold eCivis Holders’ Representative harmless against any Adverse Consequences incurred without gross negligence or willful misconduct on the part of eCivis Holders’ Representative and arising out of or in connection with the acceptance or administration of eCivis Holders’ Representative’s duties hereunder.
(c) A decision, act, consent or instruction of eCivis Holders’ Representative shall constitute a decision of all eCivis Holders and shall be final, binding and conclusive upon all eCivis Holders. GTY is hereby entitled to rely on all statements, representations and decisions of eCivis Holders’ Representative and shall have no liability to the Company Parties, eCivis Holders and eCivis Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of eCivis Holders’ Representative.
(d) eCivis Holders’ Representative, for himself only, represents and warrants that eCivis Holders’ Representative has the legal capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by eCivis Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of eCivis Holders’ Representative, enforceable against eCivis Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
10.19 Waiver of Conflicts.   Recognizing that LKP Global Law, LLP (“LKP”) has acted as legal counsel to the Company Parties, certain of the direct and indirect holders of shares of Capital Stock of the Company and certain of their respective Affiliates prior to date hereof, and that LKP intends to act as legal counsel to certain of the direct and indirect holders of shares of Common Stock and their respective Affiliates (which will no longer include the Company Parties) after the Closing, each of GTY, Merger Sub and the Company hereby waive, on its own behalf and agrees to cause its Affiliates, Holdings, the Surviving Corporation and their Subsidiaries to waive, any conflicts that may arise in connection with LKP representing any direct or indirect holders of the shares of Capital Stock of the Company or their Affiliates after the Closing as such representation may relate to GTY, Merger Sub, Holdings, the Company, the Surviving Corporation and their Subsidiaries or the Transaction. In addition, all communications involving attorney-client confidences between direct and indirect holders of shares of Capital Stock of the Company, the Company Parties and their respective Affiliates, on the one hand, and LKP, on the other hand, relating to the negotiation, documentation and consummation of the Transaction shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Company, GTY, Holdings, the Surviving Corporation or their respective Subsidiaries). Accordingly, GTY, Holdings, the Surviving Corporation and their Subsidiaries shall not have access to any such communications or to the files of LKP relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its Subsidiaries shall be a holder thereof, (b) to the extent that files of LKP in respect of such engagement constitute property of the client, only the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall hold such property rights and (c) LKP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its Subsidiaries by reason of any attorney-client relationship between LKP and the Company or any of its Subsidiaries or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between the GTY, the Surviving Company and the Company and their respective Affiliates, on the one hand, and a third party other than the eCivis Holders (solely in their capacity as equityholders of the Company), on the other hand, GTY, the Surviving Company and the Company and their respective Affiliates may assert the attorney-client privilege with respect to such information, files and communications to prevent disclosure of confidential communications to such third party.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
ECIVIS INC.
By:
/s/ James Ha

Name: James Ha
Title:   Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
GTY EC MERGER SUB, INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
KIRK FERNANDEZ, as eCivis Holders’ Representative
By:
/s/ Kirk Fernandez

Name: Kirk Fernandez
[Signature Page to Agreement and Plan of Merger]

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This Amendment No. 1 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2018, by and among eCivis Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY EC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kirk Fernandez, solely in his capacity as the eCivis Holders’ Representative, is effective as of October 31, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
R E C I T A L S
WHEREAS, the Company, GTY, Merger Sub and Kirk Fernandez are Parties to the Merger Agreement; and
WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Section 6.1(d) of the Merger Agreement.   Section 6.1(d) of the Merger Agreement is hereby amended and restated in its entirety to read:
“the GTY Share Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemption), that GTY will have no less than the Necessary Cash Amount in the Trust Account and/or available from Alternative Financing Sources; and”
2. Amendment of Section 6.3(a) of the Merger Agreement.    Section 6.3(a) of the Merger Agreement is hereby amended and restated in its entirety to read:
“all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source)”
3. Amendment of Section 8.1(e) of the Merger Agreement.   Section 8.2(e) of the Merger Agreement is hereby amended and restated in its entirety to read:
“from and after January 18, 2019, by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources would be is less than the Necessary Cash Amount;”
4. Amendment of Section 8.1(g) of the Merger Agreement.    Section 8.2(g) of the Merger Agreement is hereby amended and restated in its entirety to read:
“by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY or Merger Sub becomes become untrue (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by eCivis Holders’ Representative to the breaching Party; provided, that no eCivis Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;”

5. Amendment of Article 9 of the Merger Agreement.    Article 10 is hereby amended by adding the following definition in alphabetical order to such Article 10:
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the trading price of shares of common stock of GTY or on the creditworthiness of GTY and its Subsidiaries taken as a whole.”
6. Miscellaneous.
(a) From and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Merger Agreement as amended hereby.
(b) Except as specifically set forth above, the Merger Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(c) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(d) Sections 10.5 through 10.15 of the Merger Agreement apply to this Amendment mutatis mutandis.
[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
ECIVIS INC.
By:
/s/ James Ha

Name: James Ha
Title:   Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President & CFO
GTY EC MERGER SUB, INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President & CFO
KIRK FERNANDEZ, solely in its capacity as eCivis Holders’ Representative
By:
/s/ Kirk Fernandez

Name: Kirk Fernandez
Title:   Chairman
[Signature Page to Amendment No.1 to Agreement and Plan of Merger]

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
by and among
eCivis Inc.,
GTY Technology Holdings Inc.,
GTY EC Merger Sub, Inc.
and
eCivis Holders’ Representative
dated December 28, 2018

(Continued)

(Continued)

Exhibits and Schedules
Exhibit A	Earnout
Exhibit B	Form of Letter of Transmittal
Exhibit C	Registration Rights
Exhibit D	Form of eCivis Holders Written Consent
Exhibit E	Form of Escrow Agreement
Exhibit F	GTY Equity Incentive Plan
Exhibit G	Form of Lock Up Agreement
Exhibit H	eCivis Holders Entering Restrictive Covenant Agreements
Company’s Disclosure Schedule
GTY’s Disclosure Schedule

Amended and Restated AGREEMENT AND PLAN OF MERGER
This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is entered into on December 28, 2018 by and among eCivis, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY EC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kirk Fernandez, in his capacity as the eCivis Holders’ Representative pursuant to the designation in Section 10.17, and amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of September 12, 2018 (the “Original Execution Date”, by and among the Company, GTY, Merger Sub and Kirk Fernandez (the “Original Merger Agreement”) as amended by the Amendment No. 1 to the Merger Agreement by and among the Company, GTY, Merger Sub and Kirk Fernandez (“Amendment No. 1”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY, and Merger Sub may also be referred to individually herein as a “Party”, and collectively as the “Parties”.
PRELIMINARY STATEMENTS
A. The Parties desire to amend and restate the Original Merger Agreement, as amended by Amendment No. 1, in its entirety on the terms and subject to the conditions set forth herein.
B. GTY is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
C. Prior to the Effective Time, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).
D. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
E. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
F. Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.
G. The Company and its Subsidiaries are engaged in the business of providing cloud-based grants management and cost allocation software for state, local and tribal governments and government agencies (the “Business”).
H. Immediately prior to the Effective Time, the shareholders listed on Section 2.3(a) of the Company’s Disclosure Schedule (collectively, the “eCivis Holders”) will own all of the issued and outstanding shares of Capital Stock of the Company (collectively, the “eCivis Shares”).
I. The Parties desire that, at the Effective Time, the Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).
J. For U.S. federal income tax purposes, the Parties intend that the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions qualify as a contribution of eCivis Shares by the eCivis Holders to Holdings described in Section 351(a) of the Code.
K. The Parties intend, as set forth in Section 10.12, that unless expressly indicated otherwise in this Agreement, (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Article 2 and Article 3 are made shall not change as a result of the execution of this Agreement and shall be made as of such date as they were in the Original Merger Agreement.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1
Transactions
1.1 Merger.
(a) Merger.   On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Delaware General Corporation Law, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.
(b) Effective Time.   Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the Delaware General Corporation Law to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the Certificate of Merger (the “Effective Time”).
(c) Effect of Merger.   The Merger shall have the effects set forth herein and in the applicable provisions of Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.
(d) Certificate of Incorporation of the Surviving Company.   At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.
(e) Bylaws of the Surviving Company.   At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.
(f) Directors of the Surviving Company.   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.
(g) Officers of the Surviving Company.   The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company, and Holdings shall be the sole stockholder of the Surviving Company, from and after the Effective Time.
1.2 Effect of Merger on Capital Stock.   At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, GTY or any eCivis Holder:
(a) Merger Sub Capital Stock.   Each share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.

(b) eCivis Shares.   Each eCivis Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (i) the Pro Rata Portion of the Merger Shares, less the Escrow Shares, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (ii) the Pro Rata Portion of the Cash Consideration, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (iii) the Pro Rata Portion of the Escrow Shares, if any, that are distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (iv) the Pro Rata Portion of the Purchase Price Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (v) the Pro Rata Portion of the Cash Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made and (vi) the Pro Rata Portion of an amount, if any, equal to the Earnout Amount (which shall be calculated and payable in accordance with Exhibit A) (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of eCivis Shares.
(c) eCivis Options.
(i) Each outstanding Option that is unvested as of immediately prior to the Effective Time shall become fully vested and exercisable as of the Effective Time. Each Option that is outstanding and unexercised as of the Effective Time shall be converted into the right to receive, with respect to each eCivis Share subject to such Option, and without interest, an amount equal to the Per Share Merger Consideration applicable to such eCivis Share subject to such Option minus the per-share exercise price of such Option (for the avoidance of doubt, with the Per Share Merger Consideration determined in accordance with Section 1.2(b)), which such amount of Per Share Merger Consideration shall be payable (or issuable) in the forms (i.e., Cash Consideration and Merger Shares, subject to Section 1.3(d)) and at the times set forth in this Agreement as if the holder of such Option was an eCivis Holder. In order to receive the amounts calculated pursuant to this Section 1.2(c), the holder of an Option must deliver a duly executed option cancellation agreement, in such form as mutually agreed by the Company and GTY, prior to the Closing accepting the treatment of such Option as set forth in this Agreement. All consideration pursuant to this Section 1.2(c) shall subject to applicable withholdings pursuant to and in accordance with Section 1.8. The aggregate Per Share Merger Consideration to be paid with respect to Options pursuant to this Section 1.2(c) is referred to herein as the “Closing Option Amount”.
(ii) Neither the Surviving Company nor GTY will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. The payment of the Closing Option Amount for each Option to each holder of an Option shall be to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding. Prior to the Effective Time, the Company and the board of directors of the Company shall take all actions that may be necessary (under the applicable incentive equity plan and otherwise) to (i) effectuate the provisions of this Section 1.2(c) and (ii) to ensure that, from and after the Effective Time, holders of Options have no rights with respect thereto other than those specifically provided in this Section 1.2(c).
(d) Dissenting Shares.   Notwithstanding the foregoing provisions of this Article 1, any eCivis Shares held by Persons who object to the Merger and comply with the provisions of the Delaware General Corporation Law concerning the rights of holders of eCivis Shares to dissent from the Merger and require appraisal of their eCivis Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Delaware General Corporation Law. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the Delaware General Corporation Law shall receive payment therefor from the Surviving Company in accordance with the Delaware General Corporation Law; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in the Delaware General Corporation Law, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under the Delaware General Corporation Law, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a eCivis Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a eCivis Holder). The Company shall provide GTY prompt written notice of any demands received by the Company for appraisal of eCivis Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the Delaware General Corporation Law that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to the Delaware General Corporation Law shall be entitled to vote his or her eCivis Shares for any purpose or receive payment of dividends or other distributions with respect to his or her eCivis Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
1.3 Payment and Delivery of Merger Consideration.
(a) Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the eCivis Holders, for exchange in accordance with this Section 1.3 through the Exchange Agent, sufficient funds and shares of GTY Common Stock in an aggregate amount necessary for the payment of:
(i) the Cash Consideration, less the Closing Option Amount (which Closing Option Amount GTY shall fund to the Surviving Corporation at the Effective Time), which shall not include any amounts otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter pay to the Exchange Agent any amounts by which the Cash Consideration increases due to any Dissenting Shares becoming eCivis Shares in accordance with Section 1.5; and
(ii) a number of shares of GTY Common Stock equal to the quotient obtained by dividing (A) either (1) Twenty-five Million Dollars ($25,000,000), if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, less than $325,000,000 at Closing or (2) Twenty Million Dollars ($20,000,000), if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, equal to or greater than $325,000,000, by (B) the 30-Day VWAP as of the Closing Date (collectively, the “Merger Shares”), less the Escrow Shares, which Merger Shares shall be subject to the eCivis Holder Lockup Agreement; provided, that the foregoing shall not include any Merger Shares otherwise payable in respect of any Dissenting Shares; provided, further, that GTY will promptly thereafter deliver to the Exchange Agent any Merger Shares due to any Dissenting Shares becoming eCivis Shares in accordance with Section 1.5. For purposes of this Agreement, “30-Day VWAP” means the volume weighted average price of a share of GTY Common Stock, for the 30 trading days immediately prior to the date of calculation (as reported by Bloomberg L.P. or a similar organization and as adjusted for splits, dividends, reorganizations, recapitalizations and the like).
The Cash Consideration and the Merger Shares, are referred to herein, collectively, the “Merger Consideration”. The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Per Share Merger Consideration contemplated to be issued pursuant to Section 1.2(b) out of the Exchange Fund. Except as contemplated by Section 1.3(f) hereof, the Exchange Fund shall not be used for any other purpose.

(b) At the Effective Time, GTY shall deposit the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Shares shall be treated as owned by the eCivis Holders for U.S. federal, state, local and non-U.S. income Tax purposes, all dividends paid the Escrow Shares will be distributed currently to the eCivis Holders’ Representative (for the benefit of the eCivis Holders), and the eCivis Holders’ Representative (on behalf of the eCivis Holders) will be entitled to exercise all voting rights of the Escrow Shares while the Escrow Shares are held in the Indemnity Escrow Account.
(c) As promptly as practicable after the Effective Time, GTY shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of eCivis Shares entitled to receive the Per Share Merger Consideration pursuant to Section 1.2(b): (i) a letter of transmittal in the form attached hereto as Exhibit B (which shall specify the delivery of any certificates evidencing the eCivis Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such letter of transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) (which, with respect to the Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of eCivis Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such eCivis Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b).
(d) To the extent any Person holding eCivis Shares is unable to make the representations and warranties in the letter of transmittal in the form attached hereto as Exhibit B (such eCivis Shares, “Cash-out Shares” and such Persons, “Cash-out Stockholders”), such Cash-out Shares shall not be converted into a right to receive such Cash-out Stockholders’ Pro Rata Portion of the Merger Shares, and instead, such Cash-out Stockholders shall be entitled to receive cash consideration equal to the value of their Pro Rata Portion of the Merger Shares (such cash value based on the 30-Day VWAP of the Merger Shares as of the Closing Date). To the extent applicable, in lieu of receiving their Pro Rata Portion of any Escrow Shares or GTY Common Stock issued in connection with any Earnout Amount, such Cash-out Stockholders shall receive the value of such Escrow Shares or GTY Common Stock in the form of cash.
(e) No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.
(f) All Merger Shares issued upon surrender of a Certificate in accordance with the terms of this Section 1.3 (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the eCivis Shares formerly represented by the applicable Certificate.

(g) No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.
(h) Any portion of the Exchange Fund that remains undistributed to any holders of eCivis Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of eCivis Shares who have not theretofore complied with this Section 1.3 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of eCivis Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of GTY free and clear of any claims or interest of any Person previously entitled thereto.
(i) Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, the Surviving Company or any other Person shall be liable to any eCivis Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by GTY, the posting by such Person of a bond, in such reasonable amount as GTY may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the eCivis Shares represented by such lost, stolen or destroyed Certificate shall have been converted.
1.4 Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the eCivis Holders’ Representative shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration.
1.5 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the eCivis Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Cash, and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement” and as finally determined in accordance with this Section 1.5, the “Final Purchase Price Adjustment Statement”). If GTY does not deliver a Purchase Price Adjustment Statement within such 90-day period, the Closing Date Statement shall be the Final Purchase Price Adjustment Statement.
(b) Following the Closing Date, the Company shall permit the eCivis Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.5. Notwithstanding the foregoing provisions of this Section 1.5(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the eCivis Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.
(c) If the eCivis Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the eCivis Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price

Adjustment Statement that is not the subject of an objection by the eCivis Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the eCivis Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the eCivis Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the eCivis Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.5(d).
(d) GTY and the eCivis Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If GTY and the eCivis Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the eCivis Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the eCivis Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the eCivis Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the eCivis Holders’ Representative or any of their respective Affiliates. The eCivis Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the eCivis Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the eCivis Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the eCivis Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the eCivis Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by the GTY and the eCivis Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article I), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the eCivis Holders’ Representative based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the eCivis Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the eCivis Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 7.

(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Closing Date Cash as set forth in the Final Purchase Price Adjustment Statement, plus (vi) the Aggregate Option Exercise Price.
1.6 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the eCivis Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the eCivis Holders’ Representative for the benefit of the eCivis Holders; and
(ii) GTY shall promptly pay to the eCivis Holders’ Representative the Adjustment Amount for the benefit of the eCivis Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the eCivis Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(iii) to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and
(iv) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the eCivis Holders’ Representative the remainder of the Purchase Price Escrow Account, for the benefit of the eCivis Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account.
(e) Any amounts payable pursuant to this Section 1.6 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to this Section 1.6 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The Parties agree to treat any payment made pursuant to this Section 1.6 as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.
1.7 Escrowed Portion of the Purchase Price.   For the purpose of securing the eCivis Holders’ Representative’s obligations under Sections 1.4 and 1.5, at the Closing, GTY shall deliver $50,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to an Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.6.
1.8 Withholding.   GTY, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price and the Cash Escrow Amount) such amounts as GTY, the Surviving Company, the Exchange Agent, or any Affiliate thereof shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law; provided, however, that GTY shall provide the eCivis Holders’ Representative with written notice of any such intended withholding at least fifteen (15) days before the making of such payment (other than withholding on amounts properly treated as compensation for U.S. federal income Tax purposes), and GTY shall cooperate in good faith with the eCivis Holders’ Representative to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Body, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding anything in this Agreement to the contrary, any amounts payable pursuant to this Agreement that constitute compensation for U.S. federal income Tax purposes shall be paid through (and any applicable withholding shall be managed through) the Company’s ordinary payroll procedures.
1.9 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and eCivis Holders’ Representative may mutually agree in writing (the “Closing Date”).
1.10 Earnout.   Subject to the terms and conditions of Exhibit A, after the Closing, the eCivis Holders (including any holder of Options) shall receive the Earnout Amount as additional consideration pursuant to and in accordance with Exhibit A. The Parties agree to treat any Earnout Amount as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES CONCERNING the Company
As an inducement to GTY, Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY, Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are materially accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws. No Company Party is in default under or in violation of any provision of its Organizational Documents, and has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. The representations and warranties set forth in this Section 2.2 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

2.3 Capitalization and Subsidiaries; Title to eCivis Shares.
(a) The eCivis Shares represent one hundred percent (100%) of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such eCivis Shares and the number of eCivis Shares owned by each such Person. All of the eCivis Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the eCivis Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except for options outstanding under the Stock Incentive Plans and except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company. Each eCivis Holder has good and marketable title to, and is the record and beneficial owner of, the eCivis Shares indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, Merger Sub will acquire good and valid title to all of the eCivis Shares, free and clear of all Liens.
(b) Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.
(c) Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party, or any eCivis Holder, or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock or assets of any Company Party or any of the eCivis Shares; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any eCivis Holder, any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any eCivis Holder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction. The representations and warranties set forth in this Section 2.4 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
2.5 Brokers’ Fees.   Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) reviewed balance sheets, statements of operations, stockholders’ deficits and cash flows as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Reviewed Financial Statements”); and (ii) unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the six-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Reviewed Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Reviewed Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. No Company Party or independent auditor of any Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the system of preparation of the financial statements utilized by the Company Parties, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing.

(c) Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and to Company’s Knowledge, no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $50,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;
(vi) except for Capital Stock issued pursuant to the exercise of issued and outstanding options granted under the Stock Incentive Plans, issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;
(xi) (A) entered into any “closing agreement” within the meaning of Code Section 7121 with any Governmental Body with respect to any Tax or Tax Returns of any Company Party; (B) except as required by applicable Law, changed an accounting period of any Company Party with respect to any Tax; (C) filed an amended income or other material Tax Return for any

Company Party; (D) made a material Tax election inconsistent with past practices; (E) except as required by applicable Law, changed or revoked any material election with respect to Taxes or Tax Returns of any Company Party; or (F) entered into any agreement with a Governmental Body to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party, other than in the Ordinary Course of Business;
(xii) (xii) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xiii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiv) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xvi) entered into any joint venture, partnership or similar arrangement;
(xvii) entered into or became subject to any power of attorney;
(xviii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;
(xix) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xx) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xxi) amended, modified, terminated, canceled or permitted to lapse any insurance policies; or
(xxii) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), or (c) those which are not, individually or in the aggregate, material in amount. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
2.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.

(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. Except as set forth on Section 2.8 of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges Since January 1, 2015, (i) there has not occurred any default under any Permit by the Company Parties, (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.
2.9 Tax Matters.   Except as set forth on Section 2.9 of the Company’s Disclosure Schedule:
(a) The Company Parties have filed all income and other material Tax Returns required to be filed by them, and all such Tax Returns are correct and complete in all material respects. All income and other material Taxes due and payable by the Company Parties (whether or not shown or required to be shown on any Tax Return) have been paid.
(b) All Taxes of the Company not yet due and payable have been fully accrued on the books of the relevant Company Party, to the extent required in accordance with GAAP.
(c) The Company Parties are not currently the beneficiaries of any extension of time within which to file any Tax Return to a date after the Closing Date. Since January 1, 2015, no written claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties, other than Permitted Liens.
(d) Each Company Party has withheld all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person. The Company Parties have remitted and withheld all such Taxes to the proper Governmental Body in material compliance with all applicable Laws.
(e) No Company Party has ever been a member of any Affiliated Group (other than an Affiliated Group the common parent of which is or was a Company Party).

(f) No Company Party is liable for Taxes of any other Person (other than a Company Party) as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), other than pursuant to any contractual arrangement that is not primarily related to Tax matters. No Company Party is party to any Tax Sharing Agreements.
(g) There is no Proceeding in progress, pending, proposed in writing or threatened in writing with respect to any Taxes or Tax Returns of any Company Party. No Company Party has commenced a voluntary disclosure proceeding with a taxing authority in any state, local, or non-U.S. jurisdiction that has not been fully resolved or settled.
(h) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is in effect as of the Closing Date.
(i) No Company Party has engaged in any transaction that could affect the income Tax liability of a Company Party for any Pre-Closing Tax Period not closed by the statute of limitations which is a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j) No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of  (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period; (iv) a “closing agreement” within the meaning of Code Section 7121 entered into with any Governmental Body on or prior to the Closing Date.
(k) No Company Party has made an election (including a protective election) pursuant to Code Section 108(i).
(l) No Company Party currently uses the cash method of accounting for income Tax purposes.
(m) The Company has duly elected to be treated as an S corporation pursuant to Code Section 1362(a) and the Laws of each state and other jurisdiction in which the Company or any Subsidiary of the Company conducts business or is subject to Income Taxes. Each of these elections was initially effective as of September 23, 2004 and is currently effective.
(n) No Company Party has an interest in any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code).
(o) Notwithstanding anything to the contrary in this Agreement, (i) the representations and warranties in this Section 2.9 and Section 2.16 (solely to the extent related to Taxes) constitute the sole and exclusive representations and warranties of the Company with respect to any Tax matters of the Company Parties and (ii) the eCivis Holders, the eCivis Holders’ Representative and the Company are not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating loss, tax credit, tax basis or other Tax attribute of the Company Parties after the Closing Date.
2.10 Real Property; Personal Property.
(a) None of the Company Parties own or have ever owned or have or have ever had fee title to any real property.
(b) Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of the Company or any of its Subsidiaries. No tenant, licensee or other occupant is in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by the tenant, licensee or occupant. Except as set forth on Section 2.10(b) of the Company’s Disclosure Schedule, no consent or approval is required of any party for the consummation of the Transaction under any Company Lease.
(c) Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.
(d) Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no Company Party has received any written notice of any pending special levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.
(e) Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
(f) Except as set forth in Section 2.10(f) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.
2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not interfered with, infringed, misappropriated, or otherwise violated and do not interfere with, infringe, misappropriate, or otherwise violate any Intellectual Property rights of any Person in any respect, and no Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To the Knowledge of Company, no Person is interfering with, challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used or planned for use in, and material to, the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) patent, trademark, and copyright, in each case registered or for which there is an application to register, (ii) each Internet domain name owned by any Company Party, (iii) each Software which is owned by any Company Party, and (iv) each material Software licensed by any Company Party from a third party (excluding, without limitation, licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000. Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, all the Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule is valid and enforceable. A Company Party is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or to the Knowledge of Company, reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties valid and enforceable written assignments of any such Intellectual Property to one of the Company Parties, and the Company has delivered true and complete copies of such assignments to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee, contractor or consultant who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body Authority to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.
(e) All Software set forth on Section 2.11(b)(i) of the Company’s Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions established by the Company Parties or conveyed by the Company Parties to their customers or other transferees, (ii) is operative for its intended purpose free of any material defects or deficiencies and does not contain any Self-Help Code, Unauthorized Code, or similar programs, (iii) have been upgraded as necessary so that they are fully functional in every material respect on currently available platforms, and (iv) have been maintained by the Company Parties on their own behalf or on behalf of their customers and other transferees to their reasonable satisfaction and in accordance with the Company Parties’ contractual obligations to their customers and industry standards. All copies of source and object codes for all such Software are complete and correct except for minor deviations that would not have an adverse effect on the function or use of any of such Software or cause such Software to malfunction. No Person other than the Company Parties possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and has been maintained strictly confidential. None of the Company Parties has any obligation to afford any Person access to any such source code. The

Company Parties are in possession of all other material relating to the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.
(f) Except as set forth on Section 2.11(f) of the Company’s Disclosure Schedule, no Software, product or service of the Company Parties (including any Software, product or service of the Company Parties currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software. All Publicly Available Software used by the Company Parties has been used in its entirety and without modification.
(g) None of the Company Parties nor any of their consultants has used Publicly Available Software in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor licensed or distributed to any third party any combination of Publicly Available Software and Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.
(h) The IT Assets are operational, fulfill the purposes for which they were acquired or developed, have security, back-ups and disaster recovery arrangements in place and hardware and Software support, maintenance and trained personnel which are sufficient in all material respects for the current and anticipated future needs of the Business. The Company Parties have disaster recovery and security plans, procedures and facilities and have taken reasonable steps consistent with or exceeding industry standards to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.
(i) Each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(j) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(k) The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Company Parties has received any written or oral complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(l) Since January 1, 2012, the Company Parties have been in compliance with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(m) The Company Parties have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.

(n) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.
2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Employee Benefit Plan of the Company Parties):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000 or the loss of which would material to the Company Parties or the Business;
(iii) each Real Property Lease;
(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each collective bargaining agreement with any labor union currently in force and effect;
(x) each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;
(xi) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company Parties;
(xii) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of the Company Parties in the Ordinary Course of Business and intellectual property assignment agreement with employees of the Company Parties, in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000;
(xiii) each current Government Contract and Government Contract Bid;
(xiv) each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;
(xv) each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and
(xvi) any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).

(b) The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
2.13 Government Contracts and Bids.
(a) Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.
(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b) or any state or local equivalent, or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.
(vii) Neither the Company Parties nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.
(b) The Company Parties and their officers, directors, managers, employees, consultants, and agents collectively hold all security clearances necessary for the operation of their business as presently conducted. Section 2.13(b) of the Company’s Disclosure Schedule sets forth a correct and complete list of all security clearances held by the Company Parties and their directors, officers, employees, consultants, or agents. The Company Parties are not aware of any facts that are reasonably likely to give rise to the revocation of any security clearance of the Company Parties or any of their directors, officers, managers, employees, consultants or agents. The Company Parties and their directors, officers, managers, employees, consultants or agents are in compliance in all material respects with applicable facilities and personnel security clearance requirements of the United States, including those specified in the Industrial Security Regulation (DOD 5220.22-R) and the National Industrial Security Program Operating Manual, DOD 5220.22-M.
(c) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.

(d) To the Knowledge of the Company Parties, all former U.S. government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.
2.15 Employees.
(a) Except as set forth on Section 2.15(a) of the Company’s Disclosure Schedule none of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties.
(b) Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all employees of the Company Parties including each employee’s title, position, location, employing entity, and 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), and date of hire. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(c) Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018.
(d) The Company Parties are in compliance in all material respects with all applicable Laws relating to employment, including but not limited to Laws relating to wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened, concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law, except for instances that, in the context of the Company Parties’ overall workforce, would not be material.
(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.

(f) The Company Parties, as applicable, have paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(h) The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.
2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan” and all such Foreign Benefit Plans are separately identified on Section 2.16(a) of the Company’s Disclosure Schedule.
(b) With respect to each Company Benefit Plan, and each Foreign Benefit Plan, as applicable, the Company has Made Available in the electronic data room to GTY copies of  (i) such Company Benefit Plan or Foreign Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan or Foreign Benefit Plan, a written description of the terms of such plan, (ii) the most recent summary plan description (if any), (iii) the most recent annual report on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent compliance and nondiscrimination tests, (v) the most recent reviewed financial statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Authority.
(c) With respect to each Company Benefit Plan, including any Foreign Benefit Plan: (i) each has been, in all material respects, maintained, funded, operated, and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan and Foreign Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body.
(d) Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing with the applicable Governmental Authorities, and (iii) the fair market value of the assets of each Company Benefit Plan, including each Foreign Benefit Plan, the liability of each insurer for each Company Benefit Plan, including each Foreign Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, including each Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan and Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan or Foreign Benefit Plan, and each Company Benefit Plan and Foreign Benefit Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.
(e) Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Company Benefit Plan or Foreign Benefit Plan provides health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.
(g) With respect to the Company Benefit Plans and Foreign Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. The Company Parties have, for purposes of each Company Benefit Plan and Foreign Benefit Plan, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable, except for instances that, in the context of the Company Parties’ overall workforce, would not be material.
(h) No Company Party has any obligation or commitment to “gross up” any Person with respect to Taxes under Section 409A or 4999 of the Code.
(i) Except as set forth in Section 2.16(i) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(j) Except for instances that would not, individually or in the aggregate be material, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
2.17 Environmental, Health, and Safety Matters.   Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:
(a) The Company Parties and the Business are, and since January 1, 2015 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety

Requirements for the occupation of the facilities and the operation of the Business since September 1, 2015. A list of all such Permits is set forth on Section 2.17(b) of the Company’s Disclosure Schedule.
(c) Since January 1, 2015, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.
(d) No Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.
(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) There are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) Section 2.17(g) of the Company’s Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any eCivis Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no eCivis Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no eCivis Holder or Affiliate of any eCivis Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.
2.19 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.
2.20 Customers.
(a) Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.

(b) The Company Parties maintain good relations with each of their Key Customers, and to the Knowledge of Company no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2016, no Key Customer (A) has canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.
2.21 Suppliers.
(a) Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) The Company Parties maintain good relations with each of their Key Suppliers, and to the Company’s Knowledge no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2016, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or (E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
2.22 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company and its Subsidiaries (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except as set forth in Section 2.22(a) of the Company’s Disclosure Schedule, each of the Accounts Receivable are subject to contracts that require payment within ninety (90) days or fewer of invoice.
(b) Except as set forth in Section 2.22(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.

(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.
2.23 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate in all material respects. The minute books of the Company and each of its Subsidiaries contain, in all material respects, accurate records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES CONCERNING GTY
As an inducement to eCivis Holders to enter into this Agreement and to consummate the Transactions, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the eCivis Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
3.1 Organization, Qualification and Power.   Each GTY Party (i) is duly organized or incorporated validly existing and in good standing under the Laws of the State of Delaware, State of Massachusetts or Grand Cayman, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or incorporated or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board and the board of directors of Merger Sub have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. The representations and warranties set forth in this Section 3.2 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

3.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.
(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
3.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. The representations and warranties set forth in this Section 3.4(a) shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the

Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
3.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects. As of the date of this Agreement, neither GTY nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. GTY’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable GTY to comply with, and the appropriate officers of GTY to make all certifications required under, the Sarbanes-Oxley Act.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
3.7 Litigation; Legal Compliance.   Except as set forth in Section 3.7 of GTY’s Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.
3.8 Trust Account.   As of August 17, 2018, GTY has at least $562,277,933.00 Dollars in a trust account at UBS, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.”
3.9 Internal Accounting Controls.   GTY maintains a system of internal accounting controls sufficient to provide reasonable assurance in all material respects that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. GTY has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of GTY to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act. GTY’s “disclosure controls and procedures” are reasonably designed to ensure that material information (both financial and non-financial) relating to GTY required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to GTY’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GTY required by Section 302 of the Sarbanes-Oxley Act with respect to such reports.
3.10 Listing and Maintenance Requirements.   GTY’s Common Stock is registered pursuant to the Exchange Act and is listed on NASDAQ, and GTY has taken no action designed to terminate the registration of GTY Common Stock or delisting GTY Common Stock from NASDAQ. Except as set forth on Section 3.10 of the GTY Disclosure Schedule, GTY has not, in the two years preceding the date hereof, received notice (written or oral) from NASDAQ which remains unresolved to the effect that GTY is not in compliance with the listing or maintenance requirements thereof. GTY is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of GTY’s Common Stock on NASDAQ.
3.11 Tax Matters.
(a) For U.S. federal income tax purposes, since its respective date of formation, each of GTY, Holdings and Merger Sub has been treated as a C corporation.
(b) None of the GTY Parties has taken or agreed to take any action, nor does any GTY Party have Knowledge of any fact or circumstance, including any agreements, plans or other circumstances that could reasonably be expected to prevent the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions, from being treated as part of an exchange described in Section 351(a) of the Code.
(c) Holdings is not and will not be immediately following the GTY Merger, the Merger and other transactions to be consummated as part of the Roll-Up Transactions an “investment company” within the meaning of Section 351(e) of the Code and Treasury Regulations Section 1.351-1(c)(1)(ii).
(d) There is no plan or intention on the part of any GTY Party to redeem or otherwise reacquire any stock or indebtedness to be issued in the proposed transaction. Taking into account any issuance of additional shares of stock, any issuance of stock for services, the exercise of any GTY or Holdings stock rights, warrants, or subscriptions, a public offering of GTY Common Stock and the sale, exchange, transfer by gift, or other disposition of any of the GTY Common Stock to be received in the exchange, the eCivis Holders, and other parties to the Roll-Up Transactions (and, if exercised on or prior to the Closing Date, the holders of GTY Common Stock issued pursuant to the warrants to acquire GTY Common Stock disclosed in GTY SEC Filings filed with the SEC prior to the date hereof) will be in “control” of the Transferee within the meaning of Section 368(c) of the Code.
(e) Holdings will remain in existence and hold the property transferred to it in a trade or business or as the ownership in a subsidiary engaged in a trade or business.
(f) There is no plan or intention by any GTY Party to dispose of the transferred property other than in the ordinary course of business.
(g) GTY and Holdings have no plan or intention to reacquire any of its stock issued in the transaction.
(h) None of the GTY Parties have a plan or intention to liquidate the Company, to merge the Company with or into another corporation, to sell or otherwise dispose of the stock of the Company except for transfers of stock to corporations controlled by Holdings, or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Company.

ARTICLE 4
PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
4.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction; provided that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 6.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 6.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.
4.2 Notices and Consents.   As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.
4.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY (not to be unreasonably withheld), the Company shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business, (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar years ending December 31, 2018 and 2019, in an aggregate amount not less than 90% of the budgeted amounts therefor (or the prorated portion thereof for any partial year) under the capital expenditure and operating budgets, each as provided to GTY), (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; provided that GTY may withhold its consent in its sole discretion with respect to any action that would require disclosure pursuant to Section 2.6(c)(i), (v), (vii), (viii), (xiv), (xv) or (xvi); (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 P.M. on the date immediately prior to the Closing Date and (vii) not to take any of the following actions, except in the Ordinary Course of Business:
(a) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;
(c) (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;
(d) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(e) make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or GAAP;
(f) commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;
(g) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(h) agree or commit to do any of the foregoing.
4.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations; provided, further, that the Company may limit access as necessary to protect information that, in the Company’s judgment upon advice from counsel, is attorney-client privileged so long as the Company uses its commercially reasonable efforts to provide such information to the extent it is possible to do so without jeopardizing such privilege.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated June 1, 2018 (the “Confidentiality Agreement”), between GTY and the Company.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.
4.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such Party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any Company Party or GTY, or (v) would require any amendment or supplement to any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 7; provided, further, that to the extent such supplement or amendment relates to any matter that occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
4.6 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Company and eCivis Holders’ Representative acknowledges and agrees that each is aware, and that the Company Parties, the eCivis Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and eCivis Holders’ Representative hereby agree, for themselves and on behalf of the Company Parties, the eCivis Holders and each of their respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
4.7 SEC Filings.
(a) As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).
(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the GTY Shareholders. GTY shall advise the Company and the eCivis Holders’ Representative promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the eCivis Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the eCivis Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with eCivis Holders’ Representative, a draft Current Report on Form 8-K in connection with and announcing the

Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Company and eCivis Holders’ Representative covenant and agree, jointly and severally, that the information (i)  relating to the eCivis Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Company, eCivis Holders’ Representative or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
4.8 Registration Rights.   The Parties hereto agree that Exhibit C hereto sets forth the registration rights relating to any GTY Common Stock to be issued to the eCivis Holders hereunder. The eCivis Holders agree to cooperate in good faith with GTY prior to reselling such GTY Common Stock to ensure an orderly disposition that maximizes the value for all holders of GTY Common Stock.
4.9 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
4.10 Certain Business Relationships.   The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing, other than the Company’s office Lease, as set forth in Section 2.10(b) of the Company’s Disclosure Schedule.
4.11 Intentionally Omitted.
4.12 Remaining Stockholder Notices.   The Company will, in accordance with applicable Law and its organizational documents, on or before the twentieth (20th) Business Day after the date of this Agreement, mail to any eCivis Holder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of the Delaware General Corporation Law (each, a “Remaining Stockholder”) a request that such eCivis Holder execute the written consent of the eCivis Holders approving the Merger as provided in the Delaware General Corporation Law and that such eCivis Holder waive any appraisal rights of the Delaware General Corporation Law. In connection with such request, the Company will, through its board of directors, recommend to the eCivis Holders approval of the Merger. Approval of this Agreement by the eCivis Holders will not restrict the ability of the Company’s board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited of the Delaware General Corporation Law. Within ten (10) Business Days after the date of this Agreement, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than twenty (20) Business Days after the date of this Agreement.

4.13 Exercise of Company Rights.   Upon the request of GTY, the Company or any eCivis Holder, as applicable, shall exercise any rights it may have under the Company’s organizational documents or other agreement among the eCivis Holders to compel the eCivis Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of eCivis Shares or similar rights, in each case, to the extent permitted by applicable Law.
4.14 Financial Statements and Related Information.   The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its Subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its Subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.14, the “PCAOB Financial Statements”).
ARTICLE 5
POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
5.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
5.2 D&O Indemnification.
(a) From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.
(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 5.2.
(d) The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
5.3 Incentive Plan.   As promptly as practicable, and in no event more than 60 days, after the Closing, GTY shall establish the GTY Equity Incentive Plan substantially in the form set forth on Exhibit E. Holdings shall reserve and shall register on Form S-8 (or other comparable registration) 500,000 shares pursuant to the GTY Equity Incentive Plan for issuance of restricted stock or other equity-based awards to be granted with time-based or performance-based vesting at or after the Closing to employees who are employed in the Business. Notwithstanding the foregoing, nothing in this Section 5.3 or otherwise in this Agreement shall create any rights in any employee or other Person not a party to this Agreement.
5.4 Other Employee Matters.
(a) During the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, GTY shall, or shall cause the Surviving Company to, provide to all employees of the Company Parties who are employed by the Company Parties immediately prior to the Closing, to the extent such employees remain employed by the Surviving Company during such period (“Company Employees”), with base salaries or wage rates and target cash bonus opportunities that are consistent with those provided to similarly situated employees of the GTY Parties, and, to the extent accurately disclosed on the Company’s Disclosure Schedule, that are in no event less than their corresponding base salaries or wage rates and target cash bonus opportunities as of immediately prior to the Closing. From and after the Closing Date, GTY shall cause the Surviving Company to provide the Company Employees with employee benefits (including defined contribution retirement and welfare benefits, but excluding retention and change in control bonuses, cash and equity-based long term incentive opportunities, defined benefit pension, and nonqualified retirement benefits) that are consistent with those provided to similarly situated employees of the GTY Parties, and, to the extent accurately disclosed on the Company’s Disclosure Schedule, that are substantially similar in the aggregate to such employee benefits to which such Company Employees were entitled as of immediately prior to the Closing.
(b) To the extent that service is relevant for purposes of eligibility and vesting and, with respect to vacation or paid-time-off only, benefit accrual, under any employee benefit plan, program or arrangement (other than any equity incentive or defined benefit pension plan) established or maintained by the GTY Parties or by the Surviving Company following the Closing Date for the benefit of Company Employees, such plan, program or arrangement shall credit such Company Employees for service with the Company on and prior to the Closing Date to the same extent and for the same purpose as recognized by the Company prior to the Closing Date, except as would cause a duplication of benefits or coverage for the same period of service. In addition, for the plan year in which the Closing occurs, with respect to any group health plan established or maintained by the GTY Parties or by the Surviving Company following the Closing Date for the benefit of Company Employees, GTY agrees to use commercially reasonable efforts to: (i) waive any pre-existing condition exclusions; and (ii) provide that any covered expenses incurred on or before the Closing Date by any Company Employee or by a covered dependent shall be taken into account for purposes of satisfying applicable deductible coinsurance and maximum out of pocket provisions after the Closing Date.
(c) Notwithstanding the foregoing, nothing in this Section 5.4, or the foregoing Section 5.3 shall (i) confer upon any Company Employee or any other Person any rights or remedies (including any third-party beneficiary rights) under this Section 5.4, Section 5.3, or this Agreement; (ii) be interpreted or construed to confer upon the Company Employees any right with respect to continuance of employment (or any term or condition of employment) by the GTY Parties or by the Surviving Company, nor shall this Agreement interfere in any way with the right of the GTY Parties or the

Surviving Company to terminate any Person’s employment at any time and for any or no reason; (iii) interfere in any way with the right of the GTY Parties or the Surviving Company to amend, terminate or otherwise discontinue or modify any or all benefit or compensation plans, programs, agreements, arrangements, practices or policies at any time; or (iv) be deemed to establish, amend, terminate or modify any Company Benefit Plan or any other benefit or compensation plan, program, agreement, arrangement, practice or policy.
5.5 Tax Matters.   References to the Company in this Section 5.5 include the Surviving Company.
(a) Tax Returns.
(i) The eCivis Holders’ Representative shall (A) at the sole cost and expense of the Company Parties, prepare and timely file, or cause the applicable Company Party to prepare and timely file, all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “Pre-Closing Tax Returns”) and shall pay, or cause the relevant Company Party to pay, all Taxes that are shown as due and payable on any Pre-Closing Tax Return; (B) at the sole cost and expense of the eCivis Holders, prepare all federal, state and local income Tax Returns of the Company for any Pre-Closing Tax Period due after the Closing Date (taking into account all validly obtained extensions) (the “S Corporation Returns”). All S Corporation Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries, to the extent permitted by applicable Law. All Deductions shall be reported on the income Tax Returns of the Company and its Subsidiaries for the taxable period that includes the Closing Date to the maximum extent permitted by applicable Law. Each S Corporation Return shall be submitted to GTY for GTY’s review at least ten (10) Business Days prior to the due date (including extensions) of such Tax Return. The eCivis Holders’ Representative will consider in good faith all reasonable comments made by GTY and received by the eCivis Holders’ Representative no later than five (5) Business Days prior to filing. GTY shall cause the Company Parties to execute and file all S Corporation Returns prepared by the eCivis Holders’ Representative in accordance with this Section 5.5(a).
(ii) GTY shall cause the relevant Company Party to prepare and timely file, all Tax Returns (other than S Corporation Returns) of the Company Parties which are first due after the Closing Date (taking into account all validly obtained extensions) (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return relates to a Pre-Closing Tax Period or a Straddle Period (each, a “Buyer Return”), such Tax Return shall be prepared in a manner consistent with existing procedures and practices and accounting methods (unless otherwise required by Law). Each Buyer Return shall be submitted by GTY to the eCivis Holders’ Representative (together with schedules, statements and supporting documentation) for the eCivis Holders’ Representative’s review and approval at least twenty (20) Business Days prior to the due date (including extensions) of such Buyer Return. If the eCivis Holders’ Representative objects to any item on any such Buyer Return, it will, within twenty (20) days after delivery of such Buyer Return, notify GTY in writing it so objects. If a notice of objection is duly delivered, GTY and the eCivis Holders’ Representative will negotiate in good faith and use their reasonable best efforts to resolve such items. If GTY and the eCivis Holders’ Representative are unable to reach such agreement within ten (10) Business Days after receipt by GTY of such notice, the disputed items will be resolved by the Accounting Arbitrator in accordance with the provisions of Section 1.5(d), and any determination by the Accounting Arbitrator will be final and binding on the Parties for purposes of the indemnification provisions of this Agreement (except to the extent of any subsequent adjustment by a taxing authority). The Accounting Arbitrator will resolve any disputed items within twenty (20) days of having the item referred to it (or as soon as practicable thereafter) pursuant to such procedures as it may require. If the Accounting Arbitrator is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return will be filed as prepared by GTY and then amended to reflect the Accounting Arbitrator’s resolution. The costs, fees and expenses of the Accounting Arbitrator will be allocated by GTY and the eCivis Holders’ Representative in the same method as set forth in Section 1.5(d).

(b) Cooperation.   GTY, Holdings, the Company, and the eCivis Holders’ Representative shall, upon receiving a written request from the other party, (i) reasonably assist with the preparation and timely filing of any Tax Return of any Company Party for a taxable period or portion thereof that ends on or prior to the Closing Date; (ii) reasonably assist in any audit of other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest) that involves a taxable period or portion thereof ending on or prior to the Closing Date; (iii) reasonably make available any information, records or other documents relating to any Taxes or Tax Returns of any Company Party in such Person’s possession; (iv) provide any information necessary and reasonably requested by GTY in writing to allow GTY or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; (v) reasonably assist with obtaining any Tax Refunds; (vi) make employees available on a mutual convenient basis to provide explanation of any materials provided hereunder; and (vii) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax. The requesting party of information pursuant to this Section 5.5(b) will reimburse the other party for all reasonable out-of-pocket expenses related to such cooperation.
(c) Straddle Period.   In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement will be:
(i) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and
(ii) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period; provided, however, that any exemptions, allowances or deductions that are determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.
(d) Post-Closing Covenants.   Without the prior written consent of the eCivis Holders’ Representative (which shall not be unreasonably withheld, delayed, or conditioned), GTY (or any Affiliate thereof, including Holdings) shall not and shall not cause any Company Party or any of their Subsidiaries or Affiliates to (i) amend, refile or modify any Tax Return for a Pre-Closing Tax Period or Straddle Period; (ii) file a Tax Return for a Pre-Closing Tax Period or Straddle Period in a jurisdiction where the Company, the GTY Surviving Company, the Surviving Company or any of their Subsidiaries, as applicable, did not file such Tax Return for such period, (iii) make any voluntary disclosures with respect to Taxes of any Company Party or any of their Subsidiaries for a Pre-Closing Tax Period or Straddle Period, change any accounting method or adopt any convention that shifts taxable income of any Company Party or their Subsidiaries from a period beginning (or deemed to begin) after the Closing Date to a taxable period (or portion thereof) ending on or prior to the Closing Date or shifts deductions or losses of any Company Party or any of their Subsidiaries from a taxable period (or portion thereof) beginning on or prior to the Closing Date to a period beginning (or deemed to begin) after the Closing Date. None of Holdings, GTY or any of their respective Subsidiaries or Affiliates shall make or cause to be made an election under Section 336 or Section 338 of the Code or any similar provision of foreign, state or local law in respect of the Transaction.
(e) Transfer Taxes.   All federal, state, local, or non-U.S. transfer, excise, documentary, sales, use, ad valorem, stamp, registration, value added, registration, recording, property and other such Taxes or fees (including any related penalties and interest) applicable to, imposed upon, or incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) (“Transfer Taxes”) will be borne and timely paid 50% by GTY and 50% by the eCivis Holders when due. The eCivis Holders’ Representative will prepare and timely file any Tax Return or other document with respect to such Transfer Taxes or fees (and GTY and Holdings will execute any such Tax Returns to the extent required under applicable Law).

(f) Tax Refunds.
(i) Subject to Section 5.5(f)(iii), all refunds of Taxes (refunds of Transfer Taxes shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.5(e)) of any Company Party for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.5(c)) (whether in the form of cash received from the applicable Governmental Body or a direct credit or offset against Taxes) and any interest received thereon, including overpayments of estimated Tax (each, a “Tax Refund”) shall be for the account of the eCivis Holders.
(ii) Promptly upon the written request by the eCivis Holders’ Representative, GTY will cause the relevant entity (e.g., Holdings, GTY, a Company Party or any of their Subsidiaries or Affiliates) to file for any such Tax Refund. Promptly upon receipt by the Surviving Company, GTY or any of their Affiliates or Subsidiaries of any such Tax Refund, GTY shall pay the amount of such Tax Refund (without interest other than interest received from the Governmental Body), net of  (i) any Taxes imposed on the Surviving Company, GTY or any of their Affiliates or Subsidiaries that would not have been so imposed but for the receipt of such Tax Refund; and (ii) any reasonable, out-of-pocket expenses that GTY, a Company Party, or any of their Affiliates incurred in obtaining such Tax Refund. The net amount due to the eCivis Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit or offset, ten (10) days after filing the Tax Return claiming such credit or offset).
(iii) Nothing in this Section 5.5(f) shall require that GTY make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY or the applicable Company Party) that is with respect to (A) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date); or (B) any Tax Refund in respect of a Tax which was paid by GTY, any Company Party or their respective Affiliates after the Closing Date to the extent (i) the eCivis Holders have not indemnified and will not indemnify GTY or any Company Party for such Taxes and (ii) such Tax did not reduce the Merger Consideration.
(iv) The Parties agree to treat any payment made pursuant to this Section 5.5(f) as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.
(g) Tax Contests.
(i) Except with respect to any income Taxes or income Tax Return of any Company Party for a Pre-Closing Tax Period (a “Pre-Closing Income Tax Matter”) GTY shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes or Tax Returns of any Company Party or that could impact the determination of any Tax Refund (a “Tax Contest”); provided, however, that the eCivis Holders’ Representative, at the sole cost and expense of the eCivis Holders, shall have the right to participate in any such Tax Contest to the extent it relates to a Pre-Closing Tax Period or Straddle Period or a Tax Refund (each, a “Buyer Contest”). GTY shall not settle any Buyer Contest without the prior written consent of the eCivis Holders’ Representative (not to be unreasonably withheld, delayed, or conditioned). GTY agrees to give prompt written notice to the eCivis Holders’ Representative of the receipt of any written notice by GTY, Holdings, any Company Party or any of their respective Subsidiaries or Affiliates which relates to a Buyer Contest or a Pre-Closing Income Tax Matter. At the request of the eCivis Holders’ Representative, GTY shall deliver to the eCivis Holders’ Representative copies of all relevant notices and documents (including court papers) received by GTY, the Company, the Surviving Company or any of their Affiliates or Subsidiaries in connection with such Tax Contest. In the event of a conflict between Section 7.3(b) and this Section 5.5(g), this Section 5.5(g) controls with respect to all Tax Contests.
(ii) With respect to a Tax Contest that is a Pre-Closing Income Tax Matter, the applicable GTY Party shall execute a power of attorney so as to allow the eCivis Holders’ Representative to control such Tax Contest at the sole expense of the eCivis Holders’ Representative (on behalf of the eCivis Holders); provided, however, that GTY shall have the right to participate in any such Tax Contest at its sole expense. The eCivis Holders’ Representative shall not settle any such Tax Contest without the prior written consent of GTY (not to be unreasonably withheld, delayed or conditioned).
(h) Post-Closing Taxes.   Notwithstanding anything in this Agreement to the contrary, the eCivis Holders shall not be responsible for, and shall not have any indemnification obligations hereunder with respect to, any Taxes of any Company Party (including the Surviving Company) that are attributable to a taxable period or portion of a Straddle Period beginning after the Closing Date other than Taxes subject to indemnification pursuant to Section 7.1(a) (subject to the limitations on indemnification in Article 7) that are attributable to a breach of a representation or warranty contained in Sections 2.9(j), (k) or (l).
(i) Tax Treatment.   For U.S. federal and state income tax purposes, the Parties to this Agreement intend to treat the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions as a contribution of eCivis Shares by the eCivis Holders to Holdings described in Section 351(a) of the Code (the “Tax Treatment”). Notwithstanding anything herein to the contrary, each Party to this Agreement hereby acknowledges and agrees that (i) such Party will not take any position on any Tax Return, or take any other Tax reporting position or action, that is inconsistent with the Tax Treatment, except as otherwise required by a “determination” as defined in Code Section 1313; and (ii) such Party will use its best efforts (A) to cause the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions to be treated as a transaction described in Section 351(a) of the Code, and (B) to not take or permit any of its Subsidiaries or Affiliates to take any action that could reasonably be expected to prevent or impede the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions from being treated as part of a transaction described in Section 351(a) of the Code.
ARTICLE 6
CONDITIONS TO OBLIGATION TO CLOSE
6.1 Conditions to Obligations of eCivis Holders and GTY Parties.   The obligations of the Company, GTY and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part; and
(d) the GTY Share Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemption), that GTY will have no less than the Necessary Cash Amount in the Trust Account and/or available from Alternative Financing Sources; and
(e) the GTY Merger has been declared effective.
6.2 Conditions to Obligations of GTY and Merger Sub.   The obligations of each of GTY and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) Each of the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);

(b) each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to any eCivis Holder, any Company Party or the Business;
(d) eCivis Holders’ Representative shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;
(e) the Consents or Permits set forth in Section 6.2(e) of the Company’s Disclosure Schedule shall have been obtained;
(f) eCivis Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by eCivis Holders’ Representative and the Escrow Agent;
(g) each eCivis Holder shall have delivered to GTY a duly executed eCivis Holder Lockup Agreement;
(h) the Company shall have deliver to GTY: (A) notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date, together with written authorization for GTY to deliver such notice to the IRS on behalf of the Company after the Closing and (B) an affidavit, dated as of the Closing Date, duly executed by an officer of the Company under penalties of perjury, stating that the Company is not and has not in the period described in Code Section 897(c)(1)(A)(ii) been a United States real property holding corporation, and in form and substance required under Treasury Regulation Section 1.897-2(h);
(i) eCivis Holders’ Representative shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for the Company;
(j) eCivis Holders’ Representative shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company’s Disclosure Schedule;
(k) eCivis Holders’ Representative shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(l) eCivis Holders’ Representative shall have delivered to GTY the executed employment agreement of James Ha, in a form reasonably acceptable to GTY;
(m) eCivis shall have delivered to GTY the executed restrictive covenant agreement of those persons identified in Exhibit H, in a form reasonably acceptable to GTY;
(n) no more than 5% of the eCivis Shares shall be Dissenting Shares;
(o) no more than 5% of the eCivis Shares shall be Cash-out Shares;
(p) the eCivis Holders entitled to approve and adopt this Agreement shall have approved and adopted this Agreement pursuant to a written consent in the form attached hereto as Exhibit D (the “eCivis Holder Consent”) by 12:00 p.m. EDT on the day after the date of this Agreement;
(q) GTY has received PCAOB Financial Statements of the Company in a form and substance reasonably satisfactory to GTY;
(r) The Roll-Up Transactions have closed or will close substantially simultaneously with the Closing; and
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.

6.3 Conditions to Obligations of the Company.   The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:
(a) all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source);
(b) each of GTY and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;
(c) GTY shall have delivered to eCivis Holders’ Representative a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) GTY shall have issued and delivered the Merger Shares (less the Escrow Shares) and Cash Consideration, less the Closing Option Amount, to the Exchange Agent;
(e) GTY shall have deposited the Escrow Shares with the Escrow Agent;
(f) GTY shall have deposited the Purchase Price Escrow Amount and the Cash Escrow Amount with the Escrow Agent;
(g) GTY shall have delivered to eCivis Holders’ Representative the Escrow Agreement executed by GTY and the Escrow Agent; and
(h) GTY shall have delivered to the applicable counterparties thereto duly executed copies of the Employment Agreements.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the eCivis Holder Representative.
ARTICLE 7
REMEDIES FOR BREACHES OF THIS AGREEMENT
7.1 Indemnification.
(a) Indemnification by eCivis Holders.    Effective at and after the Closing, subject to the terms and conditions of this Article 7, the eCivis Holders, acting through eCivis Holders’ Representative, shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any eCivis Holder, eCivis Holders’ Representative or any Company Party in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any eCivis Holder, eCivis Holders’ Representative or any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the eCivis Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the Final Cash Consideration, (v) any Indemnified Taxes, and (vi) any Third Party Claim (other than a Third party Claim in respect of Taxes) related to the foregoing that alleges facts, that, if true, would entitle the GTY Indemnitees to recovery under this Article 7 (collectively, the “GTY Indemnifiable Matters”). eCivis Holders and eCivis Holders’ Representative acknowledge and agree that no eCivis Holder or controlling Affiliate of any eCivis Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2 of this Agreement) with respect to any Loss paid by the eCivis Holders pursuant to this Article 7.
(b) Indemnification by GTY.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY shall indemnify and hold harmless each eCivis Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “eCivis Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any Ancillary Agreement or (iii) any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the eCivis Holder Indemnitees to recovery under this Article 7 (collectively, the “eCivis Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).
7.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations (other than those set forth in Section 2.9) shall survive indefinitely, (ii) the representations and warranties set forth in Sections 2.9 and 3.11 shall survive until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter thereof, and (iii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms; provided that the covenants and other agreement contained in Section 5.5 and the indemnification obligations in Section 7.1(a)(v) shall survive and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).
(iii) Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved.
(b) Threshold. Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $250,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold, subject to Section 7.2(d); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties; provided, however, that no amount shall be payable by any Indemnifying Party for Losses arising under, related to or in connection with Section 7.1(a)(i) or Section 7.1(b)(i) which individually or in the aggregate with all other related Losses do not exceed $10,000.
(c) Liability Cap.   $5,000,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (i) any breach of or inaccuracy in any Fundamental Representation, (ii) any intentional or fraudulent breaches of any representations or warranties or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $7,500,000 (inclusive of the $5,000,000 amount described above); provided, further, that the maximum aggregate liability for all GTY Indemnifiable Matters shall not exceed the Merger Consideration plus any Earnout Amount actually paid to the eCivis Holders (except with respect to claims based on fraud or intentional misrepresentation).
7.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a eCivis Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and
(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.

Notwithstanding anything to the contrary in this Section 7.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 7.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.
(c) To the extent that there is an inconsistency between Section 7.3 and Section 5.5 as it relates to a Tax matter, the provisions of Section 5.5 shall govern.
7.4 Other Indemnification Matters.
(a) For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(x)), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
(b) For purposes of determining the amount of any Loss for which indemnification is provided by an Indemnifying Party, the amount of such Loss shall be reduced by the Indemnification Tax Benefits actually realized, if any, by an Indemnified Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses in the year in which such Loss occurs or the subsequent two taxable years. If an Indemnified Party realizes an Indemnification Tax Benefit in any of the two years following the occurrence of such Loss, the Indemnified Party shall pay the Indemnifying Party the amount of such Indemnification Tax Benefit. For this purpose, a Person shall be deemed to recognize a Tax benefit (“Indemnification Tax Benefit”) with respect to a taxable year if, and to the extent that, the Person’s liability for Taxes for such taxable year, calculated by excluding any Tax items attributed to the Losses, exceeds the Person’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Losses.
7.5 Release of Escrow Amount from Escrow.
(a) Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the eCivis Holders pursuant to this Article 7, the Escrow Agent shall, upon the receipt of a joint written instruction from GTY and the eCivis Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 60% of such Loss and the number of Escrow Shares equal to the lesser of:
(i) that number of Escrow Shares then held in the Indemnity Escrow Account equal to (A) the amount of 40% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and
(ii) that number of Escrow Shares then held in the Indemnity Escrow Account equal to (A) the amount of 40% the Loss divided by (B) $10.00, in each case, subject to the Escrow Agreement.
Notwithstanding, the foregoing, the eCivis Holders shall have the right, but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Indemnity Escrow Account and delivered to such GTY Indemnitee in respect of such Loss.
(b) Concurrently with any such transfer of Escrow Shares to any GTY Indemnitee, eCivis Holders’ Representative shall take all actions reasonably requested by GTY to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated) and related transfer powers and indemnities by the eCivis Holders to the GTY Indemnitees and providing customary representations as to organization, existence and good standing of the eCivis Holders, the legal right and requisite power and authority of the eCivis Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each eCivis Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer, the GTY Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. eCivis Holders’ Representative hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 7.5, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely.
7.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.
7.7 Right of Setoff.   GTY shall have the right to withhold and setoff against any amount due to the eCivis Holders or any of their Affiliates hereunder or payment of Losses to which the GTY Indemnitees are entitled to under this Agreement. Neither the exercise nor the failure to exercise such rights of setoff will constitute an election of remedies or limit GTY in any manner in the enforcement of any other remedies that may be available to it.
7.8 Roll-Up Transactions.   The Company and the eCivis Holders’ Representative acknowledge and agree that GTY and Merger Sub are not making any representations or warranties with respect to the Persons that are party to the Roll-Up Transactions (except as set forth in Section 3.11), and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the eCivis Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law), nor shall the Company or eCivis Holders or eCivis Holders’ Representative have any obligations or liabilities of any kind with respect to the Roll-Up Transactions, including any direct or indirect allocation of expenses or liabilities in connection therewith other than, in each case, in their capacity as a holder of shares of GTY Common Stock.
7.9 Tax Treatment.   Any indemnification payments under this Article 7 shall be treated for Tax purposes as an adjustment to the Merger Consideration for federal, state, local and non-U.S. income Tax purposes.
ARTICLE 8
TERMINATION
8.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 6.1(b), as follows:
(a) by mutual written consent of each Party;
(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) from and after January 18, 2019, by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount;
(f) by GTY, (i) if any eCivis Holder or eCivis Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any eCivis Holder becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any eCivis Holder, any Company Party or the Business;
(g) by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY or Merger Sub becomes become untrue (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by eCivis Holders’ Representative to the breaching Party; provided, that no eCivis Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;
(h) by GTY, if the eCivis Holder Consent shall not have been executed and delivered to GTY by 12:00 p.m. EDT on the day after the date of this Agreement; or
(i) by GTY if the Company does not deliver to GTY the PCAOB Financial Statements on or before December 31, 2018.
8.2 Effect of Termination.
(a) If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.
(b) Limited Expense Reimbursement.
(i) In the event this Agreement is terminated, other than pursuant to Section 8.1(a), Section 8.1(b) and, at the time of such termination, the Company’s failure to fulfill, or the Company’s Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date, Section 8.1(d), Section 8.1(f), Section 8.1(h) or Section 8.1(i), GTY shall promptly reimburse, by wire transfer of immediately available funds, up to 50% of the Company’s Transaction Expenses; provided, however, GTY shall not be required to provide reimbursement under this Section 8.2(b) for any amounts in excess of  $400,000 (the “Expense Reimbursement Payment”).
(ii) Each of the Parties hereto agrees that if this Agreement is terminated and the Expense Reimbursement Payment is due and payable, the Expense Reimbursement Payment shall be the sole and exclusive remedy of the Company and its Affiliates and all direct and indirect equityholders (whether at law, in equity, in contract, in tort or otherwise) against the GTY Parties and any of their respective direct or indirect, former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees (each, a “GTY Related Party”) for any breach of this Agreement by any GTY Party or any Adverse Consequences suffered hereunder or under any other agreement executed in connection with the transactions contemplated hereby; provided that nothing in this Section 8.2(b)(ii) will limit the right of the Company and its Affiliates to bring or maintain, or receive damages in, any Action against a GTY Related Party arising out of or in connection with any breach of the Confidentiality Agreement. Subject to the proviso to the immediately preceding sentence, upon the Company’s receipt of full payment of the Expense Reimbursement Payment, (i) no GTY Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (ii) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any Action against any GTY Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (iii) the Company shall cause any Proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company against any GTY Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of the Expense Reimbursement Payment. The Company shall not be entitled to collect the Expense Reimbursement Payment on more than one occasion.
(iii) Each of the Parties hereto acknowledges that the Expense Reimbursement Payment, as and when payable pursuant to this Section 8.2, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which such amount is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.
ARTICLE 9
DEFINITIONS
“Accounting Arbitrator” has the meaning set forth in Section 1.5(d).
“Accounts Receivable” has the meaning set forth in Section 2.22(a).
“Acquisition Proposal” has the meaning set forth in Section 4.6(a).
“Additional GTY Filings” has the meaning set forth in Section 4.7(b).
“Adjustment Amount” has the meaning set forth in Section 1.6(a).
“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, or unitary group.
“Aggregate Option Exercise Price” means the sum of the total exercise prices for all Options issued and outstanding immediately prior to the Closing.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the trading price of shares of common stock of GTY or on the creditworthiness of GTY and its Subsidiaries taken as a whole.
“Ancillary Agreements” means the Escrow Agreement, the eCivis Holder Lockup Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.
“Bid” has the meaning set forth in Section 2.13(a).
“Breach Notice” has the meaning set forth in Section 7.3(a).
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Buyer Contest” has the meaning set forth in Section 5.5(g)(i).
“Buyer Return” has the meaning set forth in Section 5.5(a)(ii).
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.
“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Estimated Closing Cash Amount, plus (vi) the Aggregate Option Exercise Price.
“Cash Escrow Amount” means (i) $2,500,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, less than $325,000,000 at Closing or (ii) $3,000,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, equal to or greater than $325,000,000.
“Cash Purchase Price” means (i) $25,000,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, less than $325,000,000 at Closing or (ii) $30,000,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, equal to or greater than $325,000,000.
“Cash-out Shares” has the meaning set forth in Section 1.3(d).
“Cash-out Stockholders” has the meaning set forth in Section 1.3(d).
“Certificate of Merger” has the meaning set forth in Section 1.1(b).
“Certificates” has the meaning set forth in Section 1.3(c).
“Closing” has the meaning set forth in Section 1.9.
“Closing Date” has the meaning set forth in Section 1.9.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date.

“Closing Date Statement” has the meaning set forth in Section 1.4.
“Closing Form 8-K” has the meaning set forth in Section 4.7(c).
“Closing Option Amount” has the meaning set forth in Section 1.2(c)(i).
“Closing Press Release” has the meaning set forth in Section 4.7(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company” has the meaning set forth in the preliminary statements to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
“Company Employees” has the meaning set forth in Section 5.4(a).
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company Parties” means, collectively, the Company and each of its Subsidiaries.
“Confidentiality Agreement” has the meaning set forth in Section 4.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Covered Persons” has the meaning set forth in Section 5.2(a).
“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any transaction-related bonuses, (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, (j) amounts accrued (or that should have been accrued) in respect of unused vacation time or paid time off, unpaid bonuses or commissions related to the period prior to the Closing, together with the employer portion of any payroll taxes due in connection with the foregoing, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (j) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties and (k) any net income Tax liability of Holdings, GTY, any Company Party or their respective Affiliates (determined on a “with” and “without” basis) in a Post-Closing Tax Period attributable to any prepaid “unearned revenue” or similar item actually received by a Company Party in a Pre-Closing Tax Period and included in Closing Date Cash but subject to income Tax in a Post-Closing Tax Period. For the avoidance of doubt, Debt shall exclude all Taxes other than Taxes described in clause (k).

“Deductions” means all U.S. federal, state and local income Tax deductions related to the exercise or payment of Company options, payment of employee bonuses, payment under deferred compensation arrangements, payment of any investment banking (or other advisory) fees, and other deductible Transaction Expenses and amounts included in Debt and payments made by or on behalf of the Company and its Subsidiaries, in each case in connection with the Transaction.
“Designated Courts” has the meaning set forth in Section 10.15.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) the Company, in each case, as of the date of the Original Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to GTY prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.
“Disputed Amounts” has the meaning set forth in Section 1.5(c).
“Dissenting Shares” has the meaning set forth in Section 1.2(d).
“Dissenting Stockholders” has the meaning set forth in Section 1.2(d).
“DOJ” means the United States Department of Justice.
“Earnout Amount” has the meaning set forth on Exhibit A.
“eCivis Holder Consent” has the meaning set forth in Section 6.2(p).
“eCivis Holder Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“eCivis Holder Indemnitees” has the meaning set forth in Section 7.1(b).
“eCivis Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit G attached hereto.
“eCivis Holders” has the meaning set forth in the preliminary statements.
“eCivis Holders’ Representative” has the meaning set forth in Section 10.18.
“eCivis Shares” has the meaning set forth in the preliminary statements.
“Effective Time” has the meaning set forth in Section 1.1(b).
“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.

“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, National Association, a national association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit E, by and among GTY, eCivis Holders’ Representative and the Escrow Agent.
“Escrow Shares” means a number of Merger Shares equal to the quotient obtained by dividing (i) either (A) $2,500,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, less than $325,000,000 at Closing or (B) $2,000,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is, in the aggregate, equal to or greater than $325,000,000, by (ii) the 30-Day VWAP as of the Closing Date.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.4(a).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.4(a).
“Exchange Agent” has the meaning set forth in Section 1.3(a).
“Exchange Fund” has the meaning set forth in Section 1.3(a).
“Final Cash Consideration” has the meaning set forth in Section 1.5(e).
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).
“FTC” means the United States Federal Trade Commission.
“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to eCivis Shares), 2.4(a), 2.4(c) and 2.4(d) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters), 2.18 (Affiliate Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).
“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.21(a).
“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“Governmental Rule” means any law, statute, rule, regulation, ordinance, order, code, treaty, judgment, decree, or any published directive or requirement which has the force of law, or other legally binding form of governmental restriction or decision, of any Governmental Body.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.

“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common shares of Holdings.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit F attached hereto.
“GTY Indemnifiable Matter” has the meaning set forth in Section 7.1(a).
“GTY Indemnitees” has the meaning set forth in Section 7.1(a).
“GTY Merger” has the meaning set forth in the preliminary statements.
“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including Merger Sub and the Surviving Company and its Subsidiaries from and after the Closing.
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY Prepared Returns” has the meaning set forth in Section 5.5(a)(ii).
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Share Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement or pursuant to the rules and regulations of the SEC) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement or pursuant to rules and regulations of the SEC.
“GTY Shareholder Meeting” means an extraordinary general meeting of GTY for the GTY Shareholders to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing GTY Shareholders with the opportunity to elect to effect a GTY Share Redemption; (e) the GTY Merger; and (f) any other proposals submitted to the vote of GTY Shareholders in the Proxy Statement.
“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“Indemnification Tax Benefit” has the meaning set forth in Section 7.4(b).
“Indemnified Party” has the meaning set forth in Section 7.3(a).

“Indemnifying Party” has the meaning set forth in Section 7.3(a).
“Indemnified Taxes” means without duplication, any of the following Taxes:
(i) All Taxes of any eCivis Holder;
(ii) All Taxes of any Company Party (other than Transfer Taxes) for any Pre-Closing Tax Period or portion of any Straddle Period ending on the Closing Date, including Taxes imposed on a Company Party as a transferee or successor, by contract or pursuant to any Laws, which Taxes relate to an event or transaction occurring prior to the Closing;
(iii) The eCivis Holders allocable share of all Transfer Taxes as determined under Section 5.5(e); and
(iv) All Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any Tax Refund (whether as cash or a credit or offset against Taxes otherwise payable) that gave rise to a payment to, or for the benefit of the eCivis Holders, under Section 5.5(f).
Notwithstanding anything in this Agreement to the contrary, Indemnified Taxes shall exclude (i) Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business, (ii) GTY’s share of any Transfer Taxes as determined under Section 5.5(e), (iii) Taxes that are attributable to a breach by Holdings, GTY, Merger Sub, or any of their Affiliates of any covenant or agreement contained herein, (iv) Taxes attributable to the failure of the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions to qualify as a contribution of eCivis Shares by the eCivis Holders to Holdings in a transaction described in Section 351(a) of the Code and (v) Taxes included in Debt.
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit (i) the Escrow Shares and (ii) the Cash Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“IRS” means the U.S. Internal Revenue Service.
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.

“Key Customers” has the meaning set forth in Section 2.20(a).
“Key Suppliers” has the meaning set forth in Section 2.21(a).
“Knowledge” means (a) in the case of the Company, the knowledge of James Ha and Justin Kerr, after due inquiry; and (b) in the case of GTY or Merger Sub, the knowledge of Harry You and Carter Glatt, after due inquiry.
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.
“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Merger” has the meaning set forth in the preliminary statements.
“Merger Consideration” has the meaning set forth in Section 1.3(a).

“Merger Shares” has the meaning set forth in Section 1.3(a)(ii).
“Merger Sub” has the meaning set forth in the preface of this Agreement.
“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.
“Necessary Cash Amount” means $270,000,000.
“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Closing.
“Optionholder” means any Person that holds one or more outstanding Options as of immediately prior to the Closing.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Organizational Documents”) means with respect to any entity, the articles of incorporation, memorandum of association and articles of association, deed of incorporation, certificate of formation or other applicable organizational, constitutional or charter documents relating to the creation, organization or incorporation of such entity, and the bylaws, operating agreement, memorandum of association and articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” shall have the meaning set forth in Section 4.14.
“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.
“Permitted Liens” means, collectively, (a) statutory Liens for current Taxes not yet due or payable, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Interim Financial Statements, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).

“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address’ retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Pre-Closing Income Tax Matter” has the meaning set forth in Section 5.5(g)(i).
“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.
“Pre-Closing Tax Period” means any taxable period that ends on or prior to the Closing Date.
“Pre-Closing Tax Returns” has the meaning set forth in Section 5.5(a)(i).
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or data.
“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification.
“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.
“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of eCivis Shares owned by an eCivis Holder as of the Closing Date (including any eCivis Shares issued or issuable upon the exercise of Options), by (b) the total number of eCivis Shares issued and outstanding as of immediately prior to the Closing (including any eCivis Shares issued or issuable upon the exercise of Options).
“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Proxy Statement” has the meaning set forth in Section 4.7(b).
“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.5(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.5(c).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.7.

“Purchase Price Escrow Amount” has the meaning set forth in Section 1.7.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC under the Securities Act with respect to shares of GTY Common Stock to be issued in connection with the Transaction.
“Remaining Stockholder” has the meaning set forth in Section 4.12.
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Reviewed Financial Statements” has the meaning set forth in Section 2.6(a).
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“S Corporation Returns” has the meaning set forth in Section 5.5(a)(i).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach, security breach, or breach of Personal Information or data under applicable Laws.
“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.
“Signing Form 8-K” has the meaning set forth in Section 4.7(a).
“Signing Press Release” has the meaning set forth in Section 4.7(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Stock Incentive Plans” mean the 2017 Equity Incentive Plan of the Company and the eCivis 2005 Stock Incentive Plan.

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Surviving Company” has the meaning set forth in Section 1.1(a).
“Tax” (and with the correlative meanings, “Taxes”, “Taxable,” and “Taxing”) means any U.S. federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, unclaimed or abandoned property or escheat, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, governmental fee or other like assessment or charge in the nature of a tax imposed by a Governmental Body, together with all interest, penalties, additions to tax and additional amounts imposed by a Governmental Body with respect thereto.
“Tax Contest” has the meaning set forth in Section 5.5(g)(i).
“Tax Refund” has the meaning set forth in Section 5.5(f)(i).
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body.
“Tax Sharing Agreement” means any written agreement, the principal purpose of which is to obligate any Company Party to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.
“Tax Treatment” has the meaning set forth in Section 5.5(i).
“Termination Date” has the meaning set forth in Section 8.1(b).
“Third Party Claim” has the meaning set forth in Section 7.3(b).
“Threshold” has the meaning set forth in Section 7.2(b).
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements.
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by eCivis Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers). Notwithstanding anything in this Agreement to the contrary, Transaction Expenses shall exclude all Taxes.
“Transfer Taxes” has the meaning set forth in Section 5.5(e).
“Trust Account” has the meaning set forth in Section 3.8.
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.

“WARN Act” has the meaning set forth in Section 2.15(d).
ARTICLE 10
MISCELLANEOUS
10.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.
10.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section4.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.
10.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
10.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement. Except the indemnified parties with respect to Section 5.2 and the eCivis Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement
10.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
10.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
10.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to eCivis Holders or the Company Parties, then to eCivis Holders’ Representative:	Kirk Fernandez 901 Bringham Ave. Los Angeles, CA 90049 Facsimile: (310) 694-9806 Email: kirk@fernandezholdings.com

with a copy to:	LKP Global Law, LLP 1901 Avenue of the Stars, Suite 480 Los Angeles, CA 90067 Attention: Young Jun Kim, Esq. Email: ykim@lkpgl.com Facsimile No.:(424) 239-1882
If to GTY, Merger Sub or the Surviving Company:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology
Copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
10.8 Governing Law.   This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
10.9 Amendments and Waivers.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
10.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
10.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
10.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. Unless expressly indicated otherwise in this Agreement, (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Article 2 and Article 3 are made shall not change as a result of the execution of this Agreement and shall be made as of such date as they were in the Original Merger Agreement.
10.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
10.14 Waiver of Jury Trial.   Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.
10.15 Exclusive Venue.   The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in

New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.
10.16 Trust Account Waiver.   Each of the Company and the eCivis Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the eCivis Holders’ Representative, for itself and the affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever.
10.17 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the eCivis Holders) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.
10.18 eCivis Holders’ Representative.
(a) Each eCivis Holder shall be deemed to have appointed Kirk Fernandez (“eCivis Holders’ Representative”) to serve as eCivis Holders’ Representative for and on behalf of eCivis Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the eCivis Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of eCivis Holders’ Representative for the accomplishment of the foregoing. More specifically, eCivis Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each eCivis Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each eCivis Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such eCivis Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to eCivis Holders’ Representative. eCivis Holders’ Representative shall be authorized to take all actions on behalf of eCivis Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the eCivis Holders. No bond shall be required of eCivis Holders’ Representative, and eCivis Holders’ Representative shall receive no compensation for its services. Notices or communications to or from eCivis Holders’ Representative shall constitute notice to or from each eCivis Holder.
(b) eCivis Holders’ Representative shall not be liable for any act done or omitted hereunder as eCivis Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The eCivis Holders shall severally indemnify eCivis Holders’ Representative and hold eCivis Holders’ Representative harmless against any Adverse Consequences incurred without gross negligence or willful misconduct on the part of eCivis Holders’ Representative and arising out of or in connection with the acceptance or administration of eCivis Holders’ Representative’s duties hereunder.
(c) A decision, act, consent or instruction of eCivis Holders’ Representative shall constitute a decision of all eCivis Holders and shall be final, binding and conclusive upon all eCivis Holders. GTY is hereby entitled to rely on all statements, representations and decisions of eCivis Holders’ Representative and shall have no liability to the Company Parties, eCivis Holders and eCivis Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of eCivis Holders’ Representative.
(d) eCivis Holders’ Representative, for himself only, represents and warrants that eCivis Holders’ Representative has the legal capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by eCivis Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of eCivis Holders’ Representative, enforceable against eCivis Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
10.19 Waiver of Conflicts.   Recognizing that LKP Global Law, LLP (“LKP”) has acted as legal counsel to the Company Parties, certain of the direct and indirect holders of shares of Capital Stock of the Company and certain of their respective Affiliates prior to date hereof, and that LKP intends to act as legal counsel to certain of the direct and indirect holders of shares of Common Stock and their respective Affiliates (which will no longer include the Company Parties) after the Closing, each of GTY, Merger Sub and the Company hereby waive, on its own behalf and agrees to cause its Affiliates, Holdings, the Surviving Corporation and their Subsidiaries to waive, any conflicts that may arise in connection with LKP representing any direct or indirect holders of the shares of Capital Stock of the Company or their Affiliates after the Closing as such representation may relate to GTY, Merger Sub, Holdings, the Company, the Surviving Corporation and their Subsidiaries or the Transaction. In addition, all communications involving attorney-client confidences between direct and indirect holders of shares of Capital Stock of the Company, the Company Parties and their respective Affiliates, on the one hand, and LKP, on the other hand, relating to the negotiation, documentation and consummation of the Transaction shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Company, GTY, Holdings, the Surviving Corporation or their respective Subsidiaries). Accordingly, GTY, Holdings, the Surviving Corporation and their Subsidiaries shall not have access to any such communications or to the files of LKP relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its Subsidiaries shall be a holder thereof, (b) to the extent that files of LKP in respect of such engagement constitute property of the client, only the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall hold such property rights and (c) LKP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its Subsidiaries by reason of any attorney-client relationship between LKP and the Company or any of its Subsidiaries or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between the GTY, the Surviving Company and the Company and their respective Affiliates, on the one hand, and a third party other than the eCivis Holders (solely in their capacity as equityholders of the Company), on the other hand, GTY, the Surviving Company and the Company and their respective Affiliates may assert the attorney-client privilege with respect to such information, files and communications to prevent disclosure of confidential communications to such third party.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
ECIVIS INC.
By:
/s/ James Ha
Name: James Ha
Title:   Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry You
Name: Harry You
Title:   President & CFO
GTY EC MERGER SUB, INC.
By:
/s/ Harry You
Name: Harry You
Title:   President & CFO
KIRK FERNANDEZ, in his capacity as eCivis Holders’ Representative
By:
/s/ Kirk Fernandez
Name: Kirk Fernandez

Exhibit A
Earnout
Definitions:   As used in this Exhibit A, the following terms have the meanings specified below. All other capitalized terms have the meanings set forth in the Agreement. Unless otherwise specified, Section references in this Exhibit A are references to Sections in this Exhibit A.
“2020 EBITDA” means the EBITDA of the Company (including positive or negative effects attributable to any businesses acquired by the Company before or after the Closing) for the calendar year ending December 31, 2020, calculated in accordance with U.S. generally accepted accounting principles (GAAP) and consistent with the historical practices of the Company (to the extent they are consistent with GAAP) and based on the post-Closing financials of the Company for the year ending December 31, 2020.
“2020 Revenues” means gross revenues of the Company (including any businesses acquired by the Company before or after the Closing) for the calendar year ending December 31, 2020, calculated in accordance with U.S. generally accepted accounting principles (GAAP) and consistent with the historical practices of the Company (to the extent they are consistent with GAAP) and based on the post-Closing financials of the Company for the year ending December 31, 2020, but shall exclude (1) any revenue arising from extraordinary items, and (2) revenue resulting for the sale of assets other than in the Ordinary Course of Business.
“Earnout Dispute Notice” has the meaning set forth in Section 1.1(a)(iii).
“Earnout Amount” means a number of shares of GTY Common Stock with a maximum possible value equal to Fifty Million Dollars ($50,000,000) on the date of issuance. The Earnout Amount shall be calculated as set forth in Section 1.1 and will be delivered as a number of shares of GTY Common Stock equal to (i) the Earnout Amount, divided by (ii) the 30-Day VWAP as of December 31, 2020.
“Earnout Term” means the calendar year ending December 31, 2020.
“EBITDA” means earnings before interest, taxes, depreciation and amortization, calculated consistent with standard practices for transactions of this type, excluding any extraordinary items of income, loss or expense. EBITDA calculations shall (i) include credits for allocations of corporate overhead from other related entities to the extent in excess of the costs of such corporate overhead that would be incurred by the Company Parties operating in the Ordinary Course of Business, including GTY and public company related costs, (ii) and exclude (1) expenses associated with management fees, director fees, and allocations of fees across sister subsidiaries, and (2) revenue resulting for the sale of assets other than in the Ordinary Course of Business.
1.1 Earnout.   In addition to the Merger Consideration payable pursuant to Section 1.3 of the Agreement, the eCivis Holders shall, subject to, and upon the Company’s achievement of certain “Tiers” as detailed below of 2020 Revenues and 2020 EBITDA, for the year ending December 31, 2020, respectively, be entitled to receive an Earnout Amount as follows:
Tier	2020 Revenues	2020 EBITDA	Earnout Amount
Tier 1	$14,500,000	$2,900,000	$10,000,000
Tier 2	$17,500,000	$3,500,000	$20,000,000
Tier 3	$20,500,000	$4,100,000	$30,000,000
Tier 4	$23,500,000	$4,700,000	$40,000,000
Tier 5	$26,500,000	$5,300,000	$50,000,000

For illustration purposes only, if the 2020 Revenues are $25,000,000 (Tier 4) and the 2020 EBITDA is $4,500,000 (Tier 3), then the Earnout Amount shall be $30,000,000 (Tier 3), since Tier 3 was the lowest Tier achieved between 2020 Revenues and 2020 EBITDA. For the avoidance of doubt, the Earnout Amount, if any, shall only be paid on one occasion and shall not, in any event, exceed $50,000,000.
(a) Earnout Calculation.
(i) Not later than fifteen (15) days following the date on which the unaudited divisional results for the Company for the fiscal year ending December 31, 2020 are available, GTY shall prepare or caused to be prepared and deliver to the eCivis Holders’ Representative a statement setting forth the 2020 Revenues and EBITDA amounts. GTY shall make available to the eCivis Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.1.   Notwithstanding the foregoing provisions of this Section 1.1(a)(i), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the eCivis Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.
(ii) Unless the eCivis Holders’ Representative disputes GTY’s determination of 2020 Revenues and EBITDA, in each case in accordance with the provisions of Section 1.1(a)(iii), GTY’s determination shall be conclusive and binding upon the eCivis Holders’ Representative.
(iii) In the event that the eCivis Holders’ Representative disputes the calculation of 2020 Revenues and EBITDA, the eCivis Holders’ Representative shall notify GTY in writing by delivery of a notice (an “Earnout Dispute Notice”) within thirty (30) days after delivery of GTY’s calculation of 2020 Revenues and EBITDA, which Earnout Dispute Notice shall set forth in reasonable detail the basis for such dispute. Any such dispute shall be resolved under the procedures set forth in Section 1.5(d) of the Agreement. If the eCivis Holders’ Representative does not deliver an Earnout Dispute Notice within thirty (30) days after delivery of GTY’s calculations, within ten (10) days after expiration of such thirty-day period, or, if such a notice is timely delivered, within ten (10) days after the resolution of any such dispute, GTY shall (or shall cause one of its Subsidiaries to) issue to the eCivis Holders’ Representative the Earnout Amount (if any) payable hereunder.
(b) The eCivis Holders’ Representative agrees and acknowledges that (i) GTY may make such business decisions as it deems appropriate in the conduct of the business of the Company, including with respect to any acquisitions and any other actions that may have an impact on the achievement of all or any portion of the Earnout Amount, provided, that such actions may not be taken with the primary purpose to prevent the payment of all or any portion of the Earnout Amount; (ii) there is no assurance that the eCivis Holders will receive all or any portion of the Earnout Amount, and that the inclusion of acquisitions in the calculations of EBITDA and Revenue may have a positive or negative impact on the achievement of all or any portion of the Earnout Amount; (iii) none of GTY nor any of its officers, directors, employees or Affiliates (including, after the Closing, the Company and its Subsidiaries) owe a fiduciary duty, express or implied, to the eCivis Holders with respect to the Earnout Amount and the matter set forth on this Exhibit A; and (iv) the parties hereto intend that the express provisions of this Exhibit A and the Agreement govern their contractual relationship with respect to payment, if any, of the Earnout Amount. On behalf of the eCivis Holders (in in their respective capacities as potential recipients of the Earnout Amount), the eCivis Holders’ Representative hereby waives any fiduciary duty or express or implied duty of any of GTY or its officers, directors, employees or Affiliates (including, after the Closing, the Company and its Subsidiaries) to the eCivis Holders in such capacity, including any implied duty of good faith and fair dealing. On behalf of the eCivis Holders, the eCivis Holders’ Representative acknowledges the right to receive the Earnout Amount is not an investment in the Company.

(c) No Security.   The Parties hereto understand and agree that (i) the contingent rights to receive any Earnout Amount shall not be represented by any form of certificate or other instrument, are not transferable, except by operation of Laws relating to descent and distribution, divorce and community property, and do not constitute an equity or ownership interest in any GTY Party, (ii) eCivis Holders shall not have any rights as a securityholder of any GTY Party as a result of such eCivis’ Holders contingent right to receive any Earnout Amount hereunder, and (iii) no interest is payable with respect to any Earnout Amount.

Exhibit B
Form of Letter of Transmittal

Exhibit C
Registration Rights
Definitions: As used in this Exhibit C, the following terms have the meanings specified below. All other capitalized terms have the meanings set forth in the Agreement. Unless otherwise specified, Section references in this Exhibit C are references to Sections in this Exhibit C.
1. Within one hundred and twenty (120) days after the Closing Date, GTY shall use commercially reasonable efforts (i) to file a registration statement on Form S-3 for a secondary offering (including any successor registration statement covering the resale of the Registrable Securities a “Resale Shelf”) of  (x) any GTY Common Stock issued to the eCivis Holders under this Agreement, including any GTY Common Stock issued as Earnout Amount, and (y) any other equity security of GTY issued or issuable with respect to the securities referred to in clause (x) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”) pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”); provided that if Form S-3 is unavailable for such a registration, GTY shall register the resale of the Registrable Securities on another appropriate form and undertake to register the Registrable Securities on Form S-3 as soon as such form is available, (ii) to cause the Resale Shelf to be declared effective under the Securities Act promptly thereafter, but in no event later than sixty (60) days thereafter (the “Effectiveness Deadline”), and (iii) to maintain the effectiveness of such Resale Shelf with respect to the Registrable Securities until the earliest of  (A) the date that is three years following the Closing Date, (B) the date all of the relevant eCivis Holder’s Registrable Securities covered by the Resale Shelf can be sold publicly without volume or manner of sale restriction or limitation under Rule 144 under the Securities Act. GTY shall pay all fees and expenses incident to the performance of or compliance with its obligation to prepare, file and maintain the Resale Shelf  (including the fees of its counsel and accountants).
2. GTY may suspend the use of a prospectus included in the Resale Shelf by furnishing to the eCivis Holders a written notice (“Suspension Notice”) stating that in the good faith judgment of GTY, it would be either (i) prohibited by GTY’s insider trading policy (as if the eCivis Holders were covered by such policy) or (ii) materially detrimental to GTY and its stockholders for such prospectus to be used at such time. A holder of Registrable Securities shall not effect any sales of Registrable Securities pursuant to the Resale Shelf at any time after it has received a Suspension Notice from GTY and prior to receipt of an End of Suspension Notice (as defined below). The holders may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf following further written notice to such effect (an “End of Suspension Notice”) from GTY to the holders. GTY shall act in good faith to permit any suspension period contemplated by this paragraph to be concluded as promptly as reasonably practicable.
3. The eCivis Holders agree that, except as required by applicable law, the eCivis Holders shall treat as confidential the receipt of any Suspension Notice (provided that in no event shall such notice contain any material nonpublic information of GTY) hereunder and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of GTY until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of the terms of this Agreement.
4. GTY shall indemnify and hold harmless each eCivis Holder, its directors and officers, partners, members, managers, employees, agents, and representatives of such eCivis Holder and each person, if any, who controls such eCivis Holder within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any agent thereof  (collectively, “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), promptly as incurred, arising out of, based upon or resulting from any untrue statement or alleged untrue statement of any material fact contained in the Resale Shelf  (or any amendment or supplement thereto), the related prospectus, or any amendment or supplement thereto, or arise out of, are based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that GTY shall not be liable in any such case or to any Indemnified Person to the extent that any such Loss arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission or so made in reliance upon or in conformity with information furnished by or on behalf of such Indemnified Person in writing specifically for use in the preparation of the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person, and shall survive the transfer of such securities by the eCivis Holders.
5. GTY’s obligation under paragraph (1) of this Exhibit C is subject to the eCivis Holders furnishing to GTY in writing such information as GTY reasonably requests for use in connection with the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Each eCivis Holder shall indemnify GTY, its officers, directors, managers, employees, agents and representatives, and each person who controls GTY (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of material fact contained in the Resale Shelf, the related prospectus, or any amendment or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such eCivis Holder expressly for inclusion in such document; provided that the obligation to indemnify shall be individual, not joint and several, for each eCivis Holder and shall be limited to the net amount of proceeds received by such eCivis Holder from the sale of Registrable Securities pursuant to the Resale Shelf.
6. GTY shall cooperate with the eCivis Holders, to the extent the Registrable Securities become freely tradable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Resale Shelf and enable such certificates to be in such denominations or amounts, as the case may be, as the eCivis Holders may reasonably request and registered in such names as the eCivis Holders may request.
7. If requested by a eCivis Holder, GTY shall as soon as practicable, subject to any Suspension Notice: (i) incorporate in a prospectus supplement or post-effective amendment such information as a eCivis Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by a eCivis Holder holding any Registrable Securities.
8. As long as the eCivis Holders shall own Registrable Securities, GTY, at all times while it shall be reporting under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by GTY after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. GTY further covenants that it shall take such further action as the eCivis Holders may reasonably request, all to the extent required from time to time, to enable the eCivis Holders to sell the Registrable Securities held by the eCivis Holders without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions.
9. The rights, duties and obligations of each eCivis Holder under this Exhibit C may be assigned or delegated by such eCivis Holder in conjunction with and to the extent of any permitted transfer or assignment of Registrable Securities by such eCivis Holder to any permitted transferee or assignee.

Exhibit D
Form of eCivis Holders Written Consent

Exhibit E
Form of escrow Agreement

Exhibit F
GTY Equity Incentive Plan

Exhibit G
Form of Lock Up Agreement
GTY Technology Holdings Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Ladies and Gentleman:
This letter (this “Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”) entered into on September 12, 2018 by and among eCivis, Inc., a Delaware corporation, GTY Technology Holdings Inc., a Cayman Islands exempted company, GTY EC Merger Sub, Inc., a Delaware corporation, and Kirk Fernandez, in his capacity as the eCivis Holders’ Representative, pursuant to which the undersigned will receive shares of common stock of GTY Technology Holdings Inc., a Massachusetts corporation (the “Holdings Shares”). In recognition of the benefit that the Closing (as defined below) will confer upon the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned acknowledges and agrees that:
1. Definitions.   As used herein:
a. “Closing” shall mean the closing of the transactions contemplated in the Merger Agreement.
b. “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
2. The undersigned shall not Transfer any Holdings Shares (the “Holdings Shares Lock-Up”) until the earlier of  (a) one year after the Closing and (b) the date on which GTY completes a liquidation, merger, share exchange or other similar transaction that results in all of GTY’s shareholders having the right to exchange Holdings Shares for cash, securities or other property. Notwithstanding the foregoing, if, the closing price of the Holdings Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, the Holdings Shares shall be released from the Holdings Shares Lock-up.
3. Notwithstanding the provisions set forth in paragraph 2, Transfers of the Holdings Shares are permitted: (a) to GTY’s officers and directors or any affiliate or family member of any of GTY’s officers or directors; (b) to any affiliate or member of or successor entity to GTY Investors, LLC; (c) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (e) in the case of an individual, pursuant to a qualified domestic relations order and (f) in the case the undersigned is not an individual, by dissolution of the undersigned by virtue of the laws of the applicable jurisdiction of incorporation or formation of the undersigned or applicable provisions of the governing documents of the undersigned; provided, however, that in the case of clauses (a) through (f), these transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Letter Agreement.

4. The undersigned hereby agrees and acknowledges that (i) GTY would be irreparably injured in the event of a breach by the undersigned of his, her or its obligations, as applicable pursuant to this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) GTY shall be entitled to injunctive relief, in addition to any other remedy that GTY may have in law or in equity, in the event of such breach.
[Remainder of Page Intentionally Left Blank]

Very truly yours,
Signature:
Print Name:

Exhibit H
eCivis Holders Entering Restrictive Covenant Agreements
Kirk Fernandez
William Ferguson
James Ha

Annex E
Execution Version
AGREEMENT AND PLAN OF MERGER
by and among

Open Counter Enterprises Inc.,

GTY Technology Holdings Inc.,

GTY OC Merger Sub, Inc.

and

Shareholder Representative Services LLC

dated September 12, 2018

(continued)

(continued)

Exhibits and Schedules
Exhibit A	Form of Letter of Transmittal
Exhibit B	Registration Rights
Exhibit C	Form of OC Holder Consent
Exhibit D	Form of Escrow Agreement
Exhibit E	GTY Equity Incentive Plan
Exhibit F	Form of Founder Lock-Up Agreement
Exhibits G	Employment Agreements of the Founders
Exhibits H	Restrictive Covenant Agreements of the Founders
Company’s Disclosure Schedule
GTY’s Disclosure Schedule

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is entered into on September 12, 2018 by and among Open Counter Enterprises Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY OC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the OC Holders’ Representative pursuant to the designation in Section 10.20. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY and Merger Sub may also be referred to individually herein as a “Party”, and collectively as the “Parties”.
PRELIMINARY STATEMENTS
A. GTY is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
B. Prior to the Effective Time, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).
C. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
D. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
E. Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.
F. The Company and its Subsidiaries are engaged in the business of developing and licensing software to streamline government permitting and licensing, which software allows applicants to scope their projects and submit their permit and license applications online, and allows staff to review and process incoming applications and inquiries (the “Business”).
G. Immediately prior to the Effective Time, Joel Y. Mahoney, Peter J. Koht, Mun May Tee and Talin Salway (collectively, the “OC Holders”) own all of the issued and outstanding shares of Capital Stock of the Company, which consists of 65,483,089 shares of the Company’s Common Stock, par value $0.0001 (collectively, the “OC Shares”); provided, however, that in the event a holder of an Option exercises such Option between the date hereof and the Effective Time, the Company shall provide written notice to GTY and the OC Holders’ Representative of such Option exercise, with such notice including the name of the exercising Option holder and the number of shares of Company Common Stock for which such Option was exercised, and thereby this Preliminary Statement G. and the definition of OC Shares shall be deemed automatically updated accordingly with no further action by any Party.
H. The Parties desire that, at the Effective Time, the Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).
I. It is intended that for U.S. federal income Tax purposes, the Merger qualify as part of a tax free Code Section 351 contribution to Holdings, that the current owners of GTY, the OC Holders and other transferors will control Holdings within the meaning of Section 368(c) of the Code immediately after the transfers to Holdings, and that the Code Section 351 contribution will not cause any Tax to be recognized by any OC Holder pursuant to Section 367 of the Code.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1
Transactions
1.1 Merger.
(a) Merger.   On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Delaware General Corporation Law, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.
(b) Effective Time.   Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the Delaware General Corporation Law to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the Certificate of Merger (the “Effective Time”).
(c) Effect of Merger.   The Merger shall have the effects set forth herein and in the applicable provisions of Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.
(d) Certificate of Incorporation of the Surviving Company.   At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.
(e) Bylaws of the Surviving Company.   At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.
(f) Directors of the Surviving Company.   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.
(g) Officers of the Surviving Company.   The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company, and Holdings shall be the sole stockholder of the Surviving Company, from and after the Effective Time.
1.2 Effect of Merger on Capital Stock.   At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, GTY, any OC Holder or any Cash-Out Option Holder:
(a) Merger Sub Capital Stock.   Each share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.

(b) OC Shares.   Each OC Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (i) the Pro Rata Portion of the Merger Shares, less the Escrow Shares, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (ii) the Pro Rata Portion of the OC Holder Cash Consideration payable to the holder thereof in accordance with the procedures set forth in Section 1.3 and (iii) the Pro Rata Portion of the Escrow Shares, if any, that are distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, and the holders thereof shall cease to have any further rights as holders of OC Shares.
(c) Company Options.
(i) Subject to the execution and delivery of a customary option cancellation agreement to the Company on terms and conditions reasonably acceptable to GTY (each, an “Option Cancellation Agreement”), at the Closing, each Cash-Out Option shall, by virtue of the Merger and without the need for any further action on the part of the applicable Cash-Out Option Holder, on the terms and subject to the conditions set forth in this Agreement, be cancelled and terminated in exchange for the right to receive the Cash-Out Option Amount for each Cash-Out Option, subject to Section 1.8. The Cash-Out Option Amount each Cash-Out Option Holder is entitled to receive shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares subject to Cash-Out Options held by such Cash-Out Option Holder, and paid to the applicable Persons promptly after the Effective Time. At the Effective Time, each portion of an Option that is unvested, unexpired, unexercised and outstanding immediately prior to the Effective Time or is otherwise not a Cash-Out Option shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, on the terms and subject to the conditions set forth in this Agreement, be cancelled terminated without the payment of consideration therefor. If requested by GTY, the Company shall deliver duly executed Option Cancellation Agreements from each holder of such Options. Neither the Surviving Company nor GTY will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. For the avoidance of doubt, no Cash-Out Option Holder shall be entitled to any consideration with the transactions contemplated hereby other than his, her or its applicable Cash-Out Option Amount.
(ii) The payment of the Cash-Out Option Amount for each Cash-Out Option to each Cash-Out Option Holder shall be to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Cash-Out Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding. Prior to the Effective Time, the Company and the board of directors of the Company shall take all actions that may be necessary (under the applicable incentive equity plan and otherwise) to (i) effectuate the provisions of this Section 1.2(c) and (ii) to ensure that, from and after the Effective Time, holders of Options have no rights with respect thereto other than those specifically provided in this Section 1.2(c).
(d) Dissenting Shares.   Notwithstanding the foregoing provisions of this Article 1 any OC Shares held by Persons who object to the Merger and comply with the provisions of Section 262 of the DGCL concerning the rights of holders of OC Shares to dissent from the Merger and require appraisal of their OC Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Company in accordance with Section 262 of the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a OC Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the

Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a OC Holder). The Company shall provide GTY prompt written notice of any demands received by the Company for appraisal of OC Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to Section 262 of the DGCL shall be entitled to vote his or her OC Shares for any purpose or receive payment of dividends or other distributions with respect to his or her OC Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
1.3 Payment and Delivery of Merger Consideration.
(a) Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the Company and the OC Holders, for exchange in accordance with this Section 1.3 through the Exchange Agent, sufficient funds and shares of GTY Common Stock in an aggregate amount necessary for the payment of:
(i) the Cash Consideration, which shall not include (A) any amounts otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter pay to the Exchange Agent any amounts by which the Cash Consideration increases due to any Dissenting Shares becoming OC Shares in accordance with Section 1.5 and (B) the Cash-Out Option Amount for each Cash-Out Option to each Cash-Out Option Holder, which will be paid to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Cash-Out Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding;
(ii) a cash amount equal to the Expense Fund;
(iii) a cash amount equal to the Company Indebtedness Paid at Closing; and
(iv) one million four hundred fifty thousand (1,450,000) shares of GTY Common Stock, each with a deemed value of Ten Dollars ($10.00) per share (collectively, the “Merger Shares”), less the Escrow Shares, which Merger Shares shall be subject to the Founder Lock-Up Agreement, provided that the foregoing shall not include any Merger Shares otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter deliver to the Exchange Agent any Merger Shares due to any Dissenting Shares becoming OC Shares in accordance with Section 1.5.
The Cash Consideration, the Company Indebtedness Paid at Closing, the Expense Fund and the Merger Shares, are referred to herein, collectively, as the “Merger Consideration”. The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions jointly provided by the Company and GTY, (i) deliver the Merger Consideration contemplated to be issued pursuant to Section 1.2(b) and Section 1.2(c) out of the Exchange Fund and (ii) deliver cash amounts equal to the Lighter Capital Indebtedness Paid at Closing and the Knight Foundation Indebtedness Paid at Closing to Lighter Capital and the Knight Foundation, respectively, pursuant to written instructions provided by the Company to the Exchange Agent prior to Closing. Except as contemplated by Section 1.3(f) hereof, the Exchange Fund shall not be used for any other purpose.
(b) At the Effective Time, GTY shall deposit the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(c) As promptly as practicable after the Effective Time, GTY shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of OC Shares entitled to receive Merger Consideration pursuant to Section 1.2(b) or Section 1.2(c): (i) a letter of transmittal in the form attached hereto as Exhibit A (a “Letter of Transmittal,” which shall specify the delivery of any certificates evidencing the OC Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such Letter of Transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such Letter of Transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) (which, with respect to the Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of OC Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such OC Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b).
(d) To the extent any Person holding OC Shares is unable to make the representations and warranties in the Letter of Transmittal (such OC Shares, “Cash-Out Shares” and such Persons, “Cash-Out Shareholders”), such Cash-Out Shares shall not be converted into a right to receive such Cash-Out Shareholders’ Pro Rata Portion of the Merger Shares, and instead, such Cash-Out Shareholders shall be entitled to receive cash consideration equal to the value of their Pro Rata Portion of the Merger Shares. To the extent applicable, in lieu of receiving their Pro Rata Portion of any Escrow Shares, such Cash-Out Shareholders shall receive the value of such Escrow Shares in the form of cash.
(e) No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.
(f) All Merger Shares issued upon surrender of a Certificate in accordance with the terms of this Section 1.3 (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the OC Shares formerly represented by the applicable Certificate.
(g) No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.
(h) Any portion of the Exchange Fund that remains undistributed to any holders of OC Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of OC Shares who have not theretofore complied with this Section 1.3 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of OC Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of GTY free and clear of any claims or interest of any Person previously entitled thereto.
(i) Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, the Surviving Company or any other Person shall be liable to any OC Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by GTY, the posting by such Person of a bond, in such reasonable amount as GTY may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the OC Shares represented by such lost, stolen or destroyed Certificate shall have been converted.
1.4 Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the Company shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration.
1.5 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the OC Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Cash and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”).
(b) Following the Closing Date, the Company shall permit the OC Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.5. Notwithstanding the foregoing provisions of this Section 1.5(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the OC Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.
(c) If the OC Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the OC Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the OC Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the OC Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the OC Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the OC Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.5(d).
(d) GTY and the OC Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment

Statement. If GTY and the OC Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the OC Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the OC Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the OC Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the OC Holders’ Representative or any of their respective Affiliates. The OC Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the OC Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the OC Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the OC Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the OC Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by the GTY and the OC Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article I), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the OC Holders’ Representative (solely on behalf of the OC Holders) based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the OC Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the OC Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 7.
(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Company Indebtedness Paid at Closing, less (vi) the Expense Fund, plus (vii) the Closing Cash Amount as set forth in the Final Purchase Price Adjustment Statement.
1.6 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the OC Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Exchange Agent for the benefit of the OC Holders; and

(ii) GTY shall promptly pay to the Exchange Agent the Adjustment Amount for the benefit of the OC Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the OC Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(i) to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and
(ii) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Exchange Agent the remainder of the Purchase Price Escrow Account, for the benefit of the OC Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the OC Holders.
(e) Any amounts payable pursuant to this Section 1.6 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.5 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The OC Holders’ Representative and GTY agree to treat any payment made pursuant to this Section 1.6 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.
1.7 Escrowed Portion of the Purchase Price.   For the purpose of securing the OC Holders’ obligations under Sections 1.5 and 1.6, at the Closing, GTY shall deliver $50,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.5 and Section 1.6.
1.8 Withholding.   GTY, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price and the Cash Escrow Amount) such amounts as GTY, the Surviving Company, the Exchange Agent, or any Affiliate thereof shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement; provided, however, that GTY shall provide the applicable OC Holder with written notice of any such intended withholding at least fifteen (15) days before the making of such payment (other than withholding on amounts properly treated as compensation for U.S. federal income Tax purposes), and GTY shall cooperate in good faith with the applicable OC Holder to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.9 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and the Company may mutually agree in writing (the “Closing Date”); provided, however, that in no event shall the Closing Date occur prior to November 1, 2018.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES CONCERNING the Company
As an inducement to GTY and Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY and Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction (other than the State of Delaware) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws. There have been no formal meetings of the equityholders or the boards of directors (or equivalent body) of the Company Parties or other material corporate actions, resolutions or consents of the equityholders or the boards of directors (or equivalent body) of the Company Parties that are not reflected in such books and records. No Company Party is in default under or in violation of any provision of its Organizational Documents, or has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
2.3 Capitalization and Subsidiaries; Title to OC Shares.
(a) The OC Shares represent one hundred percent (100%) of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such OC Shares and the number of OC Shares owned by each such Person. All of the OC Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the OC Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company. Each OC Holder has good and marketable title to, and is the record and beneficial owner of, the OC Shares indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, Merger Sub will acquire good and valid title to all of the OC Shares, free and clear of all Liens.
(b) Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.
(c) Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party, or any OC Holder (except where such violation or conflict would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of  (except where such breach would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock or assets of any Company Party or any of the OC Shares; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any OC Holder, any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any OC Holder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

2.5 Brokers’ Fees.   Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) unaudited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Annual Financial Statements”); and (ii) unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the six-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Annual Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. The Company Parties have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, consistently applied. No Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the preparation of the Financial Statements, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing. There is no fraud that involves any OC Holder, the management of any Company Party or any other Person.
(c) Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $50,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;

(vi) issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock other than in connection with the exercise of Options granted under an Employee Benefit Plan, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(c)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;
(xi) (A) incurred any Taxes outside of the ordinary course of business; (B) entered into any agreement with any Governmental Body (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns of any Company Party; (C) surrendered a right of any Company Party to a Tax refund; (D) changed an accounting period of any Company Party with respect to any Tax; (E) filed an amended Tax Return for any Company Party; (F) made a material Tax election inconsistent with past practices; (G) changed or revoked any election with respect to Taxes or Tax Return of any Company Party; and (H) entered into any agreement to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party;
(xii) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xiii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiv) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xvi) entered into any joint venture, partnership or similar arrangement;
(xvii) entered into or became subject to any power of attorney;
(xviii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;

(xix) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xx) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xxi) amended, modified, terminated, canceled or permitted to lapse any insurance policies;
(xxii) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of additional Transaction Expenses estimated through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), or (c) those which are not, individually or in the aggregate, material in amount. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
2.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.
(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. Except as set forth on Section 2.8 of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. To the Knowledge of the Company, all such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges. Since January 1, 2017, (i) there has not occurred any default under any Permit by the Company Parties (except where such default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect), (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.
2.9 Tax Matters.
(a) Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes of the Company Parties due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid.
(b) All Taxes of the Company Parties not yet due and payable have been fully accrued on the books of the relevant Company Party.
(c) No Company Party currently is the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2017, no claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties other than Permitted Liens.
(d) Each Company Party has timely and properly withheld (i) all Taxes required to have been withheld in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person and (ii) all sales, use, ad valorem, and value added Taxes. The Company Parties timely remitted all withheld Taxes to the proper Governmental Body in accordance with all applicable Laws. All Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(e) No Company Party has ever been a member of any Affiliated Group.
(f) No Company Party is liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), or otherwise. No Company Party is party to any Tax Sharing Agreements (other than Ordinary Course Tax Sharing Agreements). All amounts payable with respect to (or by reference to) Taxes pursuant to any Ordinary Course Tax Sharing Agreement have been timely paid in accordance with the terms of such contracts.
(g) Less than fifty (50%) of the Company’s and each Subsidiary’s assets consist of interests in “United States real property interests” within the meaning of Code Section 897(c).
(h) There is no audit or other Proceeding in progress, pending, proposed or threatened with respect to any Taxes or Tax Returns of, or with respect to, any Company Party. No Company Party has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled.
(i) None of the Company Parties has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Governmental Body that relates to the Taxes or Tax Returns of any Company Party. No power of attorney granted by any Company Party with respect to any Taxes is currently in force.
(j) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(k) No Company Party has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No Company Party has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Code Section 355(a)(1)(A)) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Code Section 355(i) in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.
(l) No Company Party has engaged in any transaction that could affect the income Tax liability for any period not closed by the statute of limitations which is a “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).
(m) No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of  (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) any material prepaid amounts or deferred revenue; (iv) an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Body (including a “closing agreement” under Code Section 7121 or any “gain recognition agreements” entered into under Code Section 367) on or prior to the Closing Date; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Law).
(n) No Company Party has made an election (including a protective election) pursuant to Code Section 108(i), Code Section 965(h) or Code Section 965(n).
(o) No Company Party currently uses the cash method of accounting for income Tax purposes.
(p) No Company Party has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Code Section 455, Code Section 456 or any corresponding or similar provision of Law.
(q) No Company Party owns an interest in any Flow-Thru Entity.
No representation contained in this Section 2.9 shall relate to Taxes payable in any Post-Closing Tax Period (or post-closing portion of a Straddle Period) other than the representations contained in Sections 2.9(m), (n), and (o).
2.10 Real Property; Personal Property.
(a) None of the Company Parties own or have fee title to any real property.
(b) Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of the Company or any of its Subsidiaries. No tenant, licensee or other occupant is in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by the tenant, licensee or occupant. Except as set forth on Section 2.10(b) of the Company’s Disclosure Schedule, no consent or approval is required of any party for the consummation of the Transaction under any Company Lease

(c) Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.
(d) Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no OC Holder or the Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no OC Holder or the Company Party has received any written notice of any pending special Tax, levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no OC Holder or Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.
(e) Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
(f) Except as set forth in Section 2.10(f) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.
2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person, solely in the countries where the Company has developed, manufactured, imported, used, offered for sale, licensed or sold such products and services or operated the Business. No OC Holder or Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To Company’s Knowledge, no Person is challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used in or under development for, and material to, the Business, solely in the countries where the Company has developed, manufactured, imported, used, offered for sale, licensed or sold such Intellectual Property or operated the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) patent, trademark, service mark, Internet domain name, and copyright registration or application, material unregistered Trademark and material Software which is owned by the Company Parties and (ii) item of Intellectual Property which is utilized in the operation of the Business (excluding licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000. Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, to the Company’s Knowledge, all the Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule is valid and enforceable. A Company Party is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties written assignments of any such Intellectual Property to one of the Company Parties, and the Company has delivered true and complete copies of such assignments to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee or, to the Knowledge of the Company, contractor or consultant, who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body Authority to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.
(e) All Software set forth on Section 2.11(b)(i) of the Company’s Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions published by the Company Parties or provided in writing by the Company Parties to their customers, (ii) in all material respects, is operative for its intended purpose free of any material defects or deficiencies and (iii) have been maintained by the Company Parties on their own behalf or on behalf of their customers to their reasonable satisfaction and in accordance with the Company Parties’ contractual obligations to their customers and Company’s maintenance policy. Company uses commercially available Software programs designed to detect and remove Unauthorized Code and, to the Company’s Knowledge, the Software set forth on Section 2.11(b)(i) of Company’s Disclosure Schedule does not contain any Self-Help Code or Unauthorized Code, other than Self-Help Code incorporated in such Software by the Company as an intended feature of such Software. No Person other than the Company Parties possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and has been maintained strictly confidential. None of the Company Parties has any obligation to afford any Person access to any such source code. The Company Parties are in possession of all other material necessary for Company’s use of the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.
(f) Except as set forth on Section 2.11(f) of the Company’s Disclosure Schedule, (i) no Software, product or service of the Company Parties (including any Software, product or service of the Company Parties currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software, and (ii) all Publicly Available Software used by the Company Parties has been used in its entirety and without modification.
(g) No Publicly Available Software has been combined with, linked to or distributed with or used in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor used, licensed or distributed to any third party in any combination with Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.
(h) The IT Assets are in all material respects operational; fulfill the purposes for which they were acquired or developed; and where appropriate, have hardware and Software support, maintenance and trained personnel available to Company, which are sufficient in all material respects for the current and anticipated future needs of the Business. The Company Parties have taken reasonable steps consistent with prevailing industry standards to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats, to the extent applicable, for all Software licensed in by Company which are part of the IT Assets.
(i) Each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(j) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(k) The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding an alleged Security Breach or material Security Incident. None of the Company Parties has received any written complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(l) The Company Parties are and always has been in compliance in all material respects with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the operation of the Business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(m) The Company Parties have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.
(n) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to cause compliance in all material respects with all applicable Privacy and Security Requirements.

2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Employee Benefit Plan of the Company Parties):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000 or the loss of which would material to the Company Parties or the Business;
(iii) each Real Property Lease;
(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each collective bargaining agreement with any labor union currently in force and effect;
(x) each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;
(xi) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company Parties;
(xii) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of the Company Parties in the Ordinary Course of Business and intellectual property assignment agreement with employees of the Company Parties, in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000;
(xiii) each current Government Contract and Government Contract Bid;
(xiv) each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;
(xv) each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and
(xvi) any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).
(b) The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) to the Knowledge of the Company, no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
2.13 Government Contracts and Bids.
(a) Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company in the last five (5) years that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.
(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b), or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.

(vii) Neither the Company Parties nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.
(b) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.
(c) To the Knowledge of the Company Parties, all former U.S. government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.

2.15 Employees.
(a) Except as set forth on Section 2.15(a) of the Company’s Disclosure Schedule none of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties.
(b) Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all employees of the Company Parties including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), date of hire, and any other perquisites. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(c) Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018.
(d) The Company Parties are in material compliance with all applicable Laws, including, but not limited to, those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law.
(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.
(f) The Company Parties, as applicable, has paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) Section 2.15(g) of the Company’s Disclosure Schedule lists all employees, independent contractors, consultants and temporary employees covered by any written non-competition or non-solicitation Contract with the Company Parties, and the Company Parties have provided or Made Available to GTY the current and complete copies of each such Contract. The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(h) The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.

2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan”.
(b) With respect to each Company Benefit Plan, and each Foreign Benefit Plan, as applicable, the Company has Made Available in the electronic data room to GTY copies of  (i) such Company Benefit Plan or Foreign Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan or Foreign Benefit Plan, a written description of the terms of such plan, (ii) the most recent summary plan description (if any), (iii) the three most recent annual reports on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the three most recent compliance and nondiscrimination tests, (v) the Annual Financial Statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Authority.
(c) With respect to each Company Benefit Plan, including any Foreign Benefit Plan: (i) each has been maintained, funded, operated, and administered in accordance with its terms and in material compliance with all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan and Foreign Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body.
(d) Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing with the applicable Governmental Authorities, and (iii) the fair market value of the assets of each Company Benefit Plan, including each Foreign Benefit Plan, the liability of each insurer for each Company Benefit Plan, including each Foreign Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, including each Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan and Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan or Foreign Benefit Plan, and each Company Benefit Plan and Foreign Benefit Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.
(e) Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Company Benefit Plan or Foreign Benefit Plan provides health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.
(g) With respect to the Company Benefit Plans and Foreign Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. The Company Parties and each ERISA Affiliate have, for purposes of each Company Benefit Plan and Foreign Benefit Plan, and for all other purposes, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable.
(h) No Company Party has any obligation or commitment to pay, “gross up”, or otherwise indemnify any Person with respect to Taxes under Section 409A or 4999 of the Code.
(i) Except as set forth in Section 2.16(i) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(j) Each Company Benefit Plan has been maintained and operated in material documentary and operational compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
(k) Except as set forth on Section 2.16(k) of the Company’s Disclosure Schedule, (i) each Foreign Benefit Plan required to be registered or approved has been registered or approved and has been maintained and administered in good standing with applicable Governmental Bodies; (ii) each Foreign Benefit Plan that is intended to qualify for favorable tax benefits under the applicable Laws of any jurisdiction is so qualified, and no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such status; (iii) each Foreign Benefit Plan that is required to be funded and/or book-reserved is funded and/or book-reserved, as appropriate, in accordance with applicable accounting standards and/or non-US Laws; (iv) no Foreign Benefit Plan is a defined benefit pension plan or scheme; (v) each Foreign Benefit Plan that provides benefits after termination of employment, other than any pension plan, can be terminated upon reasonable notice without obligation or liability to the applicable entity, GTY or any of their respective Affiliates, except as provided otherwise by applicable Law; and (vi) there are no unfunded liabilities for deferred compensation, pension benefits, pension schemes, termination gratuities and termination indemnities related to any period of time prior to the Closing under any Foreign Benefit Plan or with respect to any employees or former employees of any Company outside of the United States, except for any liabilities reflected on the financial statements of the Company.
2.17 Environmental, Health, and Safety Matters.   Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(a) The Company Parties and the Business are, and since January 1, 2017 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since January 1, 2017. A list of all such Permits is set forth on Section 2.17(b) of the Company’s Disclosure Schedule.
(c) Since January 1, 2017, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.
(d) No Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.
(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) There are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) Section 2.17(g) of the Company’s Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any OC Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no OC Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no OC Holder or Affiliate of any OC Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.
2.19 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, and, to the Knowledge of the Company, their respective employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.

2.20 Customers.
(a) Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) No event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2017, no Key Customer (A) has canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.
2.21 Suppliers.
(a) Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) No event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2017, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or (E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
2.22 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company and its Subsidiaries (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except to the extent paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the notes and accounts receivable as of the Closing Date than the reserve reflected on the Interim Financial Statements represented of the notes and accounts receivable reflected therein and will not represent a material adverse change in the composition of such accounts and notes receivable in terms of aging). Except as set forth in Section 2.22(a) of the Company’s Disclosure Schedule, each of such accounts and notes receivable either has been or will be collected in full, within ninety (90) days after the date on which it first becomes due and payable.
(b) Except as set forth in Section 2.22(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.
(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.
2.23 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING GTY
As an inducement to OC Holders to enter into this Agreement and to consummate the Transactions, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the OC Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
3.1 Organization, Qualification and Power.   Each GTY Party (i) is duly organized or incorporated, validly existing and in good standing under the Laws of Massachusetts, Delaware or the Cayman Islands, as applicable, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized, incorporated or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board and the board of directors of Merger

Sub have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
3.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.
(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
3.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
3.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
(c) The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintain a system of Internal Controls. The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.
3.7 Litigation; Legal Compliance.   Except as set forth in Section 3.7 of GTY’s Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties, or affecting the Roll-Up Transactions; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.

3.8 Trust Account.   As of August 17, 2018, GTY has at least $562,277,933.00 Dollars in a trust account at UBS, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.”
ARTICLE 4

PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
4.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction, provided, that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 6.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 6.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.
4.2 Notices and Consents.   As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.
4.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY, the Company shall, and shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business, (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar year ending December 31, 2018, in an aggregate amount not less than 90% of the budgeted amounts therefor under the capital expenditure and operating budgets, each as provided to GTY), (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 P.M. on the date immediately prior to the Closing Date and (vii) not to take any of the following actions, except in the Ordinary Course of Business:
(a) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;

(c) (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;
(d) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(e) make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or GAAP;
(f) commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;
(g) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(h) agree or commit to do any of the foregoing.
Notwithstanding the foregoing, the Company shall be permitted to enter into the Bridge Loan, if applicable.
4.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated June 18, 2018, as amended (the “Confidentiality Agreement”), between GTY and the Company. Notwithstanding anything herein or therein to the contrary, the Company and the OC Holders’ Representative (i) shall be permitted to disclose information as required by law or to employees or advisors of the OC Holders’ Representative or the Company, and to the OC Holders, in each case who have a need to know such information, on the condition that such persons are subject to confidentiality obligations with respect thereto, (ii) may share information in connection with the information statement or to the extent reasonably necessary and appropriate to secure consents and approvals required under this Agreement and (iii) any obligation to return or destroy information shall be tolled until the fulfillment of the OC Holders’ Responsibilities hereunder; provided, however, if the OC Holders’ Representative must disclose Confidential Information as required by law, the OC Holders’ Representative will provide prompt advance written notice to GTY prior to disclosing such Confidential Information so that GTY may seek an appropriate order or other remedy protecting such Confidential Information from disclosure or waive compliance with the terms of this Section 4.4(b) in writing, and the OC Holders’ Representative will reasonably cooperate with GTY to obtain such protective order or other remedy.

(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.
4.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any Company Party or GTY, or (v) would require any amendment or supplement to any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 7; provided, further, that to the extent such supplement or amendment relates to any matter that occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
4.6 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Company and OC Holders’ Representative acknowledges and agrees that each is aware, and the Company acknowledges and agrees that the Company Parties, the OC Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised by the Company), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and OC Holders’ Representative hereby agree, for themselves, and the Company agrees, on behalf of the Company Parties, the OC Holders and each of their respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
4.7 SEC Filings.
(a) As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).
(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies and their Subsidiaries involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the GTY Shareholders. GTY shall advise the Company promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the OC Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the OC Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with the Company, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Company covenants and agrees that the information (i) relating to the OC Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Company or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
(e) GTY covenants and agrees that the information (i) relating to GTY or any of its Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition or (ii) relating to the Transaction or the Roll-Up Transactions, in any case, contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction or the Roll-Up Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
4.8 Registration Rights.   The Parties hereto agree to that Exhibit B hereto sets forth the registration rights relating to the GTY Common Stock to be issued to the OC Holders hereunder. The OC Holders agree to reasonably cooperate in good faith with GTY prior to reselling any GTY Common Stock the OC Holders receive hereunder (a) to ensure an orderly disposition of such GTY Common Stock and (b) to make such disposition in a manner that maximizes value for all holders of GTY Common Stock.

4.9 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
4.10 Certain Business Relationships.   The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.
4.11 Remaining Stockholder Notices.   The Company will, in accordance with applicable Law and its organizational documents, on or before the fifteenth (15th) Business Day after the date of this Agreement, mail to any OC Holder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of Section 262 of the DGCL (each, a “Remaining Stockholder”) a request that such OC Holder execute the written consent of the OC Holders approving the Merger as provided in Section 264 of the DGCL and that such OC Holder waive any appraisal rights of Section 262 of the DGCL. In connection with such request, the Company will, through its board of directors, recommend to the OC Holders approval of the Merger. Approval of this Agreement by the OC Holders will not restrict the ability of the Company’s board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited by Subchapter IX of the DGCL. Within ten (10) Business Days after the date of this Agreement, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than twenty (20) Business Days after the date of this Agreement.
4.12 Exercise of Company Rights.   Upon the request of GTY, the Company or any OC Holder, as applicable, shall exercise any rights it may have under the Company’s organizational documents or other agreement among the OC Holders to compel the OC Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of OC Shares or similar rights, in each case, to the extent permitted by applicable Law.
4.13 Financial Statements and Related Information.   The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules, regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.13, the “PCAOB Financial Statements”)

4.14 GTY Merger.   GTY agrees that the securities to be issued to the GTY Shareholders in connection with the GTY Merger shall be GTY Common Stock identical to the GTY Common Stock constituting Merger Shares hereunder.
4.15 Holdings Assignment.   GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
4.16 Bridge Loan.   In the event that the Closing has not occurred on or before January 25, 2019 (the “Funding Date”) and this Agreement is still in effect as of the Funding Date, GTY shall lend the Company on the Funding Date the principal amount of  $490,000 bearing simple interest at a rate of 4.0% per annum pursuant to the terms of a customary, unsecured promissory note (the “Bridge Loan”). If made, GTY shall forgive the Bridge Loan at Closing and the Cash Purchase Price shall be reduced by the principal and interest then outstanding under the Bridge Loan.
ARTICLE 5

POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
5.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
5.2 D&O Indemnification.
(a) From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.
(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 5.2.
(d) The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
5.3 Surviving Company Equity Incentive Plan.   Promptly following the Closing, GTY will cause to be established in the Surviving Company an equity incentive plan to which 300,000 shares of GTY Common Stock will be reserved for issuance of restricted stock units or other equity-based awards to be granted with performance-based vesting to employees of the Surviving Company, with all such shares to be committed for issuance pursuant to such restricted stock units or other awards in the applicable employment agreements. Such shares shall be registered on a registration statement on Form S-8 no earlier than sixty (60) days after the Closing Form 8-K is filed with the SEC.
5.4 Tax Matters.
(a) Tax Returns.
(i) The Company shall (A) prepare and timely file, or cause to cause the relevant Company Party to prepare and timely file all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “Company Prepared Returns”) and (B) timely pay, or cause the relevant Company Party to pay, all Taxes that are shown as payable with respect to Company Prepared Returns. All Company Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries and, to the extent applicable, the conventions provided for in accordance with Section 5.4(a)(iii).
(ii) GTY shall cause the relevant Company Party to prepare and timely file all Tax Returns of the Surviving Company that are due after the Closing Date (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return includes a Tax for which the OC Holders are required to indemnify a GTY Indemnitee pursuant to Section 7.1(a), such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions provided in Section 5.4(a)(iii), unless required otherwise by Law. At least twenty (20) days prior to filing any GTY Prepared Return that includes a Tax for which the OC Holders are required to indemnify a GTY Indemnitee pursuant to Section 7.1(a) such GTY Prepared Return shall be submitted to the OC Holders’ Representative. GTY shall incorporate any timely and reasonable comments made by the OC Holders’ Representative in the final Tax Return prior to filing.
(iii) The OC Holders’ Representative, the OC Holders and GTY agree with respect to certain Tax matters as follows:
(A) The Tax years of the Company Parties organized under U.S. Tax Laws shall end for U.S. federal income Tax purposes as of the end of the Closing Date and, to the extent permissible under applicable Laws, the Company Parties shall elect to have each of its other Tax years end as of the end of the Closing Date.
(B) To treat all indemnification payments under this Agreement as adjustments to the Purchase Price for all relevant Tax purposes.
(C) To treat all interest and other earnings on the Indemnity Escrow Account as income of the OC Holders in accordance with the transition rule set forth in Proposed Treasury Regulation Section 1.468B-8(h)(2).
(D) That no election under Code Section 338(g) or Code Section 336(e) shall be made with respect to the acquisition (or sale) of the shares of any Company Party contemplated by this Agreement.
Unless otherwise required by Law, neither the OC Holders nor GTY shall take any position (and GTY shall not allow any Company Party or any of its other Affiliates to take any position) during the course of any audit or other Proceeding with respect to any Taxes or Tax Returns (whether or not a Tax Contest) that is inconsistent with any election, position, or agreement provided for in this Section 5.4(a)(iii).
(b) Apportionment of Taxes. For purposes of determining the amount of Taxes that are attributable to a Pre-Closing Tax Period (or portion of any Straddle Period ending on or prior to the Closing Date) the parties agree as follows:
(i) In the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period and with respect to property owned by a Company Party on or before the Closing Date, the amounts that are attributable to the portion of the Straddle Period ending on the

Closing Date shall be determined by multiplying the Taxes for the entire period by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
(ii) In the case of Taxes imposed on any Company Party, GTY or any other GTY Indemnitee as a result of income of any Flow-Thru Entity realized prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends on the Closing Date and closed its books), such Taxes shall be treated as Taxes of the relevant Company Party for a Pre-Closing Tax Period.
(iii) In the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the relevant Company Party filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (ii), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.
(c) Cooperation. GTY, the Company, the OC Holders’ Representative and each OC Holder shall, to the extent related to a Pre-Closing Tax Period or Straddle Period (i) assist in the preparation and timely filing of any Tax Return of any Company Party, (ii) assist in any audit or other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest), (iii) make available any information, records or other documents relating to any Taxes or Tax Returns of any Company Party; (iv) provide any information necessary or reasonably requested to allow GTY or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.
(d) Tax Contests. GTY shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes of any Company Party (a “Tax Contest”); provided, however, that the OC Holders’ Representative, at the sole cost and expense of the OC Holders, shall have the right to participate in any such Tax Contest to the extent it relates solely to Taxes for a Pre-Closing Tax Period. GTY shall not extend any statute of limitations, concede or stipulate any material issues, settle, appeal, or institute any court action with respect to any such Tax Contest without the consent of the OC Holders’ Representative (not to be unreasonably withheld, delayed or conditioned; provided that it is understood that withholding any such consent shall be reasonable if the OC Holders’ Representative’s position has substantial authority).
(e) Transfer Taxes. All federal, state, local, non-U.S. transfer, excise, sales, use, ad valorem value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the transfer of the shares in the Company or any other transaction contemplated by this Agreement and all related interest and penalties (collectively, “Transfer Taxes”) shall be paid by the OC Holders.
(f) Consolidated Returns. Notwithstanding anything to the contrary in this Agreement, if GTY or Holdings files affiliated returns, consolidated returns, combined group returns, unitary group returns, or other group recognized by applicable Tax Law, neither the OC Holders nor the OC Holders’ Representative shall be liable to GTY, Holdings or any other party to the Roll-Up Transactions for any Taxes attributable to any transaction that occurs on the Closing Date after the Closing.
(g) Tax Refunds.
(i) Subject to Section 5.4(g)(iii), all refunds of Taxes (other than refunds of Transfer Taxes, which shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.4(e)) of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.4(b)) (whether in the form of cash received from the applicable Governmental Body or a direct credit against Taxes that are not indemnified pursuant to Section 7.1(a)) shall be for the benefit of the OC Holders.
(ii) To the extent that GTY or any Company Party receives a refund that is for the benefit of the OC Holders, GTY shall pay to the Company for distribution to the OC Holders the amount of such refund (without interest other than interest received from the Governmental Body) net of (i) any Taxes (including any Taxes that would be imposed on a distribution of any portion of such refund to GTY); and (ii) any expenses that GTY, a Company Party, or any of their Affiliates incur (or has or will incur) with respect to such refund (and related interest); provided that GTY shall provide the OC Holders’ Representative with an accounting of any such Taxes and expenses. The net amount due to the OC Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit, ten (10) days after filing the Tax Return claiming such credit).
(iii) Nothing in this Section 5.4(g) shall require that GTY make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY or the applicable Company Party) that is with respect to any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date).
(h) Tax Treatment.   None of GTY, Merger Sub, the Company or any of their respective Affiliates shall take any action that would reasonably be likely to prevent the Merger from qualifying as part of a tax free Code Section 351 transaction (“351 Transaction”) and prior to the Effective Time, GTY, Merger Sub, the Company and their respective Affiliates shall cause the Merger to qualify as part of a Section 351 Transaction.
(i) 351 Transaction.   GTY shall:
(i) Ensure that the Merger will qualify as part of a tax-free transaction under Section 351 of the Code;
(ii) Ensure all shareholders in the Roll-Up Transactions who contribute property to Holdings (or are treated as contributing property to Holdings through a merger transaction) and do not receive any stock in Holdings for services or for consideration that does not constitute property;
(iii) Ensure that all of the property transferred to Holdings in the Roll-Up Transactions occurs as part of an integrated transaction for Tax purposes;
(iv) Ensure that all of the Persons contributing property to Holdings (or treated as contributing property to Holdings through a merger transaction) in the Roll-Up Transactions have control of Holdings within the meaning of Section 368(c) of the Code immediately after and as a result of the property transfers in Roll-Up Transactions;
(v) Ensure that Section 367 of the Code will not cause any part of the 351 Transaction to be taxable to the OC Holders;
(vi) Ensure that no part of the Roll-Up Transactions would fall under the “investment company” provisions of Section 351(e) of the Code; and ensure that none of Holdings stock issued in the Roll-up Transactions is described in Treasury Regulation Section 1.351-1(a)(1)(ii) or that any transferor would otherwise be considered an “accommodation transferor” within the meaning of applicable Tax law.

ARTICLE 6

CONDITIONS TO OBLIGATION TO CLOSE
6.1 Conditions to Obligations of OC Holders and GTY Parties.   The obligations of the Company, GTY and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part;
(d) the GTY Share Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account; and
(e) The GTY Merger has been declared effective.
6.2 Conditions to Obligations of GTY and Merger Sub.   The obligations of each of GTY and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations (but excluding, with respect solely to Contracts, the representations made in Section 2.4(b)), which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to any OC Holder, any Company Party or the Business;
(d) the Company shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;
(e) the Consents or Permits set forth in Section 6.2(e) of the Company’s Disclosure Schedule shall have been obtained;
(f) OC Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by OC Holders’ Representative and the Escrow Agent;
(g) each of the Founders shall have delivered to GTY a duly executed Founder Lock-Up Agreement;
(h) the Company shall have delivered to GTY an affidavit, signed under perjury, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h), stating that the Company is not, and has not been during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(i) the Company shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for each Company Party;
(j) the Company shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company Disclosure Schedule;
(k) the Company shall have delivered to GTY duly executed pay-off letters (or other evidence of the pay-off of Debt), releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties (including the Company Indebtedness Paid at Closing) and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(l) the Company shall have delivered to GTY the Option Notice Letters duly executed by each holder of Options;
(m) no more than 5% of the OC Shares shall be Dissenting Shares;
(n) no more than 5% of the OC Shares shall be Cash-Out Shares;
(o) the Founders shall have approved and adopted this Agreement pursuant to the Written Consent in the form attached hereto as Exhibit C (the “OC Holder Consent”) by 12:00 noon EDT on the day after the date of this Agreement;
(p) the Company shall have delivered to GTY the executed employment agreements of the Founders, in the forms attached hereto as Exhibits G;
(q) the Company shall have delivered to GTY the executed restrictive covenant agreements of the Founders, in the forms attached hereto as Exhibits H;
(r) GTY has received the PCAOB Financial Statements of the Company in a form reasonably satisfactory to GTY;
(s) the Roll-Up Transactions shall have closed or will close substantially simultaneously with the Closing;
(t) the PCAOB Financial Statements shall not, with respect to the Company’s revenue only, materially deviate from the Annual Financial Statements or Interim Financial Statements for each of (i) the twelve (12) month-period ended December 31, 2017, and (ii) the six (6) month period ended June 30, 2018, in the case of  (i) and (ii), as determined in good faith by GTY.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.
6.3 Conditions to Obligations of the Company.   The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:
(a) all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each of GTY and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;
(c) GTY shall have delivered to the Company a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) GTY shall have issued and delivered the Merger Shares (less the Escrow Shares), the Company Indebtedness Paid at Closing, the Expense Fund and the Cash Consideration to the Exchange Agent;
(e) GTY shall have deposited the Escrow Shares with the Escrow Agent;

(f) The founder shares of GTY Common Stock held by GTY’s sponsor and the shares of GTY Common Stock held by similarly situated participants (based upon their role with the applicable target company and the amount of equity held in the applicable target company) in the Roll-Up Transactions shall be subject to lock-up terms substantially similar to those set forth in the form of Founder Lock-Up Agreement attached hereto as Exhibit F;
(g) GTY shall have delivered to OC Holders’ Representative the Escrow Agreement executed by GTY and the Escrow Agent;
(h) GTY shall have delivered to the Founders the executed employment agreements of the Founders, in the forms attached hereto as Exhibits G; and
(i) GTY shall have assigned to Holdings all of GTY’s rights, interests and obligations under this Agreement and Holdings shall have accepted such assignment.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Company.
ARTICLE 7
  REMEDIES FOR BREACHES OF THIS AGREEMENT
7.1 Indemnification.
(a) Indemnification by OC Holders.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, the OC Holders shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any Company Party contained in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the OC Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the final Cash Consideration, (v) any Tax of any Company Party for a Pre-Closing Tax Period or pre-closing portion of a Straddle Period as determined pursuant to Section 5.4(b) to the extent such Taxes are not included in the calculation of Closing Date Indebtedness, as finally determined, (vi) any claim by any holder of Options with respect to the exercise, termination or cancellation of such Options, (vii) any Asserted Indemnifiable Third Party Claim (collectively, the “GTY Indemnifiable Matters”). OC Holders and OC Holders’ Representative acknowledge and agree that no OC Holder or controlling Affiliate of any OC Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2 of this Agreement) with respect to any Loss paid by the OC Holders pursuant to this Article 7.
(b) Indemnification by GTY and Holdings.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY and Holdings shall indemnify and hold harmless each OC Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “OC Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any Ancillary Agreement or (iii) or any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the OC Holder Indemnitees to recovery under this Article 7 (collectively, the “OC Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).

7.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations shall survive indefinitely and (ii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms, except that the covenants set forth in Section 4.11 shall survive the Closing and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations period applicable to the underlying subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).
(iii) Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved. No knowledge of, or investigation by or on behalf of, any party hereto will constitute a waiver of such party’s right to enforce any covenant, representation or warranty contained herein against any of the other parties or affect the right of a party to indemnification.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $145,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold; provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties. With respect to any claim any GTY Party may be entitled to indemnification pursuant to Section 7.1(a)(i), other than with respect to the Fundamental Representations, no amount shall by payable by any Indemnifying Party unless and until such amounts, in the aggregate, exceed $25,000.
(c) Liability Cap.   $2,900,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided, that the foregoing limitation shall not apply in respect of any Losses (and such Losses shall not reduce the foregoing limitation) relating to (i) any breach of or inaccuracy in any Fundamental Representation (in which case liability will be capped at the total amount of the Merger Consideration), (ii) any intentional or fraudulent breaches of any representations or warranties or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $4,350,000 (which limitation shall not be reduced by any Losses recovered hereunder except for Losses relating to a breach of or inaccuracy of the representations and warranties set forth in Section 2.11). In no event will any OC Holder be liable to the GTY Indemnitees for any amounts in excess of the portion of the Merger Consideration actually received by, or in the case of any escrowed amounts hereunder, allocated to, such OC Holder (except with respect to fraud or intentional misrepresentation committed by such OC Holder).
7.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a OC Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and
(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 7.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 7.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.
(c) To the extent that there is an inconsistency between Section 7.3 and Section 5.4 as it relates to a Tax matter, the provisions of Section 5.4 shall govern.
7.4 Other Indemnification Matters.   For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty or (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(x)), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
7.5 Release of Escrow Amount from Escrow.
(a) Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the OC Holders pursuant to this Article 7, the Escrow Agent shall, upon the receipt of a joint written instruction from GTY and the OC Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 50% of such Loss and the number of Escrow Shares equal to the lesser of:
(i) that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 50% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and
(ii) that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 50% the Loss divided by (B) $10.00, in each case, subject to the Escrow Agreement.

(b) Notwithstanding, the foregoing, the OC Holders shall have the right, but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Escrow Account and delivered to such GTY Indemnitee in respect of such Loss.
(c) Concurrently with any such transfer of Escrow Shares to any GTY Indemnitee, OC Holders shall take all actions reasonably requested by GTY to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated) and related transfer powers and indemnities by the OC Holders to the GTY Indemnitees and providing customary representations as to organization, existence and good standing of the OC Holders, the legal right and requisite power and authority of the OC Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each OC Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer, the GTY Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. The OC Holders hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 7.5, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely.
7.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement. For the avoidance of doubt, in the event that the GTY Indemnitees are entitled to indemnification from the OC Holders pursuant to this Article 7, the GTY Indemnitees shall in all cases proceed against the Cash Escrow Amount and the Escrow Shares until both are exhausted until exercising any other remedies (excluding remedies available in equity) that may be available to the GTY Indemnitees under this Agreement.
7.7 Roll-Up Transactions.   Except as otherwise provided in this Agreement, the Company and the OC Holders’ Representative acknowledge and agree that GTY and Merger Sub are not making any representations or warranties with respect to the Persons that are party to the Roll-Up Transactions, and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the OC Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law).
ARTICLE 8

TERMINATION
8.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 6.1(b), as follows:
(a) by mutual written consent of each Party;

(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account is less than the Necessary Cash Amount;
(f) by GTY, (i) if any OC Holder or OC Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any OC Holder becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any OC Holder, any Company Party or the Business;
(g) by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY or Merger Sub becomes become untrue), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by the Company to the breaching Party; provided, that no OC Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;
(h) by GTY, if the OC Holder Consent shall not have been executed by the Founders and delivered to GTY by 12:00 noon EDT on the day after the date of this Agreement; or
(i) by GTY if the Company does not deliver to GTY the PCAOB Financial Statements and Reviewed Interim Financial Statements on or before December 31, 2018.
8.2 Effect of Termination.   If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.
ARTICLE 9

DEFINITIONS
“Accounting Arbitrator” has the meaning set forth in Section 1.5(d).
“Accounts Receivable” has the meaning set forth in Section 2.23(a).
“Acquisition Proposal” has the meaning set forth in Section 4.6.
“Additional GTY Filings” has the meaning set forth in Section 4.7.
“Adjustment Amount” has the meaning set forth in Section 1.6(a).

“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Aggregate Cash-Out Option Amount” means the aggregate Cash-Out Option Amount associated with all Cash-Out Options.
“Ancillary Agreements” means the Escrow Agreement, the Founder Lock-Up Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.
“Annual Financial Statements” has the meaning set forth in Section 2.6(a).
“Asserted Indemnifiable Third Party Claim” means any Third Party Claim that alleges facts, that, if true, would entitle the GTY Indemnitees to recovery under Article 7; provided, however, that when determining any Losses or Adverse Consequences with respect to any Asserted Indemnifiable Third Party Claim, all other terms of Article 7 shall apply as if such Asserted Indemnifiable Third Party Claim were based on facts that were actually true, including, without limitation, all survival periods, the Threshold, all liability caps and all other applicable limits on the amount of recovery available to the GTY Indemnitees with respect to Losses.
“Bid” has the meaning set forth in Section 2.13(a).
“Breach Notice” has the meaning set forth in Section 7.3(a).
“Bridge Loan” has the meaning set forth in Section 4.16.
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.

“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Company Indebtedness Paid at Closing, less (vi) the Expense Fund, plus (vii) the Estimated Closing Cash Amount.
“Cash Escrow Amount” means $1,450,000.
“Cash-Out Option” means any Option that is (i) issued, unexercised and outstanding as of immediately prior to the Effective Time, and (ii) vested and exercisable as of immediately prior to the Effective Time under the terms of a Contract with the Company governing such Option.
“Cash-Out Option Amount” means, for any Cash-Out Option, an amount equal to the number of Cash-Out Option Shares underlying such Cash-Out Option, times the Option Cash Amount Per Share, minus the sum of exercise prices for all Cash-Out Option Shares underlying such Cash-Out Option.
“Cash-Out Option Holder” means any holder of a Cash-Out Option.
“Cash-Out Option Shares” means that number of shares of Company Common Stock underlying any Cash-Out Option.
“Cash-Out Shares” has the meaning set forth in Section 1.3(d).
“Cash-Out Shareholders” has the meaning set forth in Section 1.3(d).
“Cash Purchase Price” means $14,500,000.
“Certificate of Merger” has the meaning set forth in Section 1.1(a).
“Certificates” has the meaning set forth in Section 1.2(c).
“Closing” has the meaning set forth in Section 1.10.
“Closing Date” has the meaning set forth in Section 1.10.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date, but excluding the Company Indebtedness Paid at Closing.
“Closing Date Statement” has the meaning set forth in Section 1.4.
“Closing Form 8-K” has the meaning set forth in Section 4.7(c).
“Closing Press Release” has the meaning set forth in Section 4.7(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company” has the meaning set forth in the preliminary statements to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company Indebtedness Paid at Closing” means the total of the Lighter Capital Indebtedness Paid at Closing plus the Knight Foundation Indebtedness Paid at Closing.

“Company Parties” means, collectively, the Company and each of its Subsidiaries.
“Company Prepared Returns” has the meaning set forth in Section 5.4(a)(i).
“Confidentiality Agreement” has the meaning set forth in Section 4.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Covered Persons” has the meaning set forth in Section 5.2(a).
“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any bonuses to the extent not included in current liabilities on the Annual or Interim Financial Statements (including transaction-related bonuses), (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, (j) any unpaid income Taxes of any Company Party for any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (k) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties.
“Designated Courts” has the meaning set forth in Section 10.15.
“DGCL” means the Delaware General Corporation Law.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) OC Holders, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to GTY prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.
“Disputed Amounts” has the meaning set forth in Section 1.5(c).
“Dissenting Shares” has the meaning set forth in Section 1.2(d).

“Dissenting Stockholders” has the meaning set forth in Section 1.2(d).
“DOJ” means the United States Department of Justice.
“Domestication” has the meaning set forth in the Recitals.
“Effective Time” has the meaning set forth in Section 1.1(b).
“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, National Association, a national association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit D, by and among GTY, OC Holders’ Representative and the Escrow Agent.
“Escrow Shares” means a number of Merger Shares having an aggregate value of  $1,450,000.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.4(b).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.4(b).
“Exchange Agent” has the meaning set forth in Section 1.3(a).
“Expense Fund” has the meaning set forth in Section 10.20(d).
“Final Cash Consideration” has the meaning set forth in Section 1.5(e).
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Firm” has the meaning set forth in Section 10.17.
“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Code Section 957, or (c) a “passive foreign investment corporation” within the meaning of Code Section 1297.
“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).
“Founder Lock-Up Agreement” means a lock-up agreement substantially in the form of Exhibit F attached hereto.
“Founders” means Joel Y. Mahoney and Peter J. Koht.
“FTC” means the United States Federal Trade Commission.
“Fully Diluted Share Number” means (a) the aggregate number of OC Shares issued and outstanding immediately prior to the Effective Time plus (b) the aggregate number of Cash-Out Option Shares issuable upon the exercise in full of all Cash-Out Options outstanding immediately prior to the Effective Time.

“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to OC Shares), 2.4 (other than 2.4(b)) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters) 2.18 (Affiliate Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).
“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.22(a).
“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common stock of Holdings.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit E attached hereto.
“GTY Indemnifiable Matter” has the meaning set forth in Section 7.1(a).
“GTY Indemnitees” has the meaning set forth in Section 7.1(a).
“GTY Indemnitees” has the meaning set forth in the Recitals.
“GTY Merger” has the meaning set forth in the Recitals.
“GTY Merger Sub” has the meaning set forth in the Recitals.
“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including the Surviving Company and its Subsidiaries from and after the Closing.
“GTY Prepared Returns” has the meaning set forth in Section 5.4(a)(ii).
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Share Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement.
“GTY Shareholder Meeting” means an extraordinary general meeting of GTY for the GTY Shareholders to vote on the GTY Shareholder Voting Matters.

“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing GTY Shareholders with the opportunity to elect to effect a GTY Share Redemption; (e) the GTY Merger, and (f) any other proposals submitted to the vote of GTY Shareholders in the Proxy Statement.
“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Holdings” has the meaning set forth in the Recitals.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“Indemnified Party” has the meaning set forth in Section 7.3(a).
“Indemnifying Party” has the meaning set forth in Section 7.3(a).
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit (i) the Escrow Shares and (ii) the Cash Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“Internal Controls” means a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.
“Key Customers” has the meaning set forth in Section 2.21(a).
“Key Suppliers” has the meaning set forth in Section 2.22(a).
“Knight Foundation” means the John S. and James L. Knight Foundation, Inc., a Florida non-profit corporation.
“Knight Foundation Indebtedness Paid at Closing” means amounts owed by the Company to the Knight Foundation pursuant to (i) that certain Convertible Subordinated Promissory Note, dated January 28, 2014, having a principal amount of  $225,000, issued by the Company to the Knight Foundation, and (ii) that certain Convertible Subordinated Promissory Note, dated September 19, 2014, having a principal amount of  $225,000, issued by the Company to the Knight Foundation.
“Knowledge” means (a) in the case of the Company, the actual knowledge of the Founders, after due inquiry and (b) in the case of GTY or Merger Sub, the actual knowledge of Harry You and Carter Glatt, after due inquiry.
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.
“Letter of Transmittal” has the meaning set forth in Section 1.3(c).
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Lighter Capital” means Lighter Capital, Inc., a Delaware corporation.
“Lighter Capital Indebtedness Paid at Closing” means an amount equal to the outstanding principal under that certain Loan and Security Agreement, dated December 20, 2016, as amended, between the Company and Lighter Capital plus a one-time fee in the amount of  $98,000.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.
“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition, prospects or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Merger Consideration” has the meaning set forth in Section 1.3(a).
“Merger Shares” has the meaning set forth in Section 1.3(a)(ii).
“Merger Sub” has the meaning set forth in the preface of this Agreement.
“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.
“Necessary Cash Amount” means $325,000,000.
“OC Holder Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“OC Holder Indemnitees” has the meaning set forth in Section 7.1(b).
“OC Holders” has the meaning set forth in the preliminary statements.
“OC Holder Cash Consideration” means the Cash Consideration, minus the Aggregate Cash-Out Option Amount.
“OC Holder Consent” has the meaning set forth in Section 6.2(o).
“OC Holders’ Representative” has the meaning set forth in Section 10.20.
“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Closing.
“Option Cancellation Agreement” has the meaning set forth in Section 1.2(c).
“Option Cash Amount Per Share” means the quotient obtained by: dividing (i) an amount equal to $29,000,000, minus the Company Indebtedness Paid at Closing, minus the Estimated Closing Indebtedness Amount, plus the Estimated Closing Cash Amount; by (ii) the Fully Diluted Share Number.
“Option Notice Letter” means a written direction from a holder of Options to the Company acknowledging the cancellation of the Options held by such holder.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Ordinary Course Tax Sharing Agreement” means any contract entered into in the ordinary course of business that is not primarily related to Taxes but which includes a Tax Sharing Agreement (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit agreement).

“Organizational Documents” means with respect to any entity, the articles of incorporation, memorandum of association and articles of association, deed of incorporation, certificate of formation or other applicable organizational, constitutional or charter documents relating to the creation, organization or incorporation of such entity, and the bylaws, operating agreement, memorandum of association and articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property controlled, owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” shall have the meaning set forth in Section 4.13.
“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.
“Permitted Liens” statutory Liens for current Taxes not yet due or payable for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Latest Balance Sheet, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).
“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address’ retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.
“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or Data.
“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification, insofar as such Laws or Orders are applicable to the Company Parties in their operation of the Business.

“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of OC Shares owned by an OC Holder as of the Closing Date by (b) the total number of OC Shares.
“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Proxy Statement” has the meaning set forth in Section 4.7(b).
“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.5(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.5(c).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.7.
“Purchase Price Escrow Agreement” has the meaning set forth in Section 1.7.
“Purchase Price Escrow Amount” has the meaning set forth in Section 1.7.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Holdings under the Securities Act with respect to shares of GTY Common Stock to be issued in connection with the Transaction.
“Released Claims” has the meaning set forth in Section 10.20.
“Released Parties” has the meaning set forth in Section 10.20.
“Releasing Parties” has the meaning set forth in Section 10.20.
“Remaining Stockholder” has the meaning set forth in Section 4.12.
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Reviewed Interim Financial Statements” has the meaning set forth in Section 4.15.
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase,

Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach, security breach, or breach of Personal Information or Data under applicable Laws.
“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Seller Group” has the meaning set forth in Section 10.17.
“Signing Form 8-K” has the meaning set forth in Section 4.7(a).
“Signing Press Release” has the meaning set forth in Section 4.7(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Surviving Company” has the meaning set forth in Section 1.1.
“Tax” or “Taxes” (and with the correlative meanings, or “Taxes,” “Taxable” and “Taxing”) means any federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, unclaimed or abandoned property or escheat, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, governmental fee or other like assessment or charge (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts assessed, imposed or otherwise due or payable under applicable Laws with respect to Taxes, in each case, whether disputed or not.
“Tax Contest” has the meaning set forth in Section 5.4(d).
“Tax Representation” means those representations and warranties in Section 2.9 and those representations and warranties with respect to Taxes in Section 2.16.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body
“Tax Sharing Agreement” means any agreement (including any provision of a contract) pursuant to which any Company Party is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.
“Termination Date” has the meaning set forth in Section 8.1(b).
“Third Party Claim” has the meaning set forth in Section 7.3(b).
“Threshold” has the meaning set forth in Section 7.2(b).
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by OC Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers).
“Transfer Taxes” has the meaning set forth in Section 5.4(e).
“Trust Account” has the meaning set forth in Section 3.8.
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“WARN Act” has the meaning set forth in Section 2.15(d).
ARTICLE 10

MISCELLANEOUS
10.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the total Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.
10.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section 4.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.
10.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

10.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement. Except the indemnified parties with respect to Section 5.2 and the OC Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
10.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
10.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to the Company (prior to the Closing), to:	Open Counter Enterprises Inc. 25 Taylor Street San Francisco, CA 94102 Attention: Chief Executive Officer Email: joel@opencounter.com Facsimile: (800) 216-7360 Telephone: (415) 404-8733
Copy to:	VLP Law Group LLP 555 Bryant Street, Suite 820 Palo Alto, CA 94301 Attention: Whit Bissell (with only email constituting notice) Email: wbissell@vlplawgroup.com Telephone: (415) 684-7440
If to OC Holders’ Representative or to the OC Holders (after the Closing), to:	Shareholder Representative Services LLC 950 17th Street, Suite 1400 Denver, CO 80202 Attention: Managing Director Email: deals@srsacquiom.com Facsimile: (303) 623-0294 Telephone: (303) 648-4085
If to GTY, Merger Sub or the Surviving Company:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology
Copy to:	Winston & Strawn LLP 200 Park Avenue

New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
10.8 Governing Law.   This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
10.9 Amendments and Waivers.   Except as provided in Preliminary Statement G., no amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
10.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
10.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
10.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
10.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
10.14 Waiver of Jury Trial.   Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.
10.15 Exclusive Venue.   The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.
10.16 Trust Account Waiver.   Each of the Company and the OC Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the OC Holders’ Representative (solely on behalf of the OC Holders) hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever related to this Agreement.
10.17 Additional Waiver of Conflicts.   Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, shareholders, partners, officers, employees and Affiliates that the Company, and not any of the individual OC Holders, is the client of VLP Law Group LLP (the “Firm”). After the Closing, it is possible that the Firm will represent the OC Holders, the OC Holders’ Representative, any advisory committee appointed by the OC Holders to advise the OC Holders’ Representative, and/or each of their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, and with respect to any claims made hereunder or pursuant to the Escrow Agreement. GTY and the Surviving Company hereby agree that the Firm (or any successors) may represent the Seller Group (and/or any subset thereof) after the Closing in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Purchase Price Escrow Amount and the Escrow Shares, and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. After the Closing, the Firm (or any successors) may serve as counsel to all or a portion of the Seller Group or any director, shareholders, partner, officer, employee, representative or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto consents thereto, and waives any conflict of interest arising from such representation.
10.18 Releases.   Effective as of the Closing, each OC Holder, on behalf of himself and his Affiliates, successors and assigns (collectively, the “Releasing Parties”), hereby generally releases, remises and forever discharges the Company and its successors and permitted assigns, and the current and former officers, employees, directors, shareholders, and representatives thereof  (collectively, the “Released Parties”) from and against any and all claims, demands, Liens, actions, litigation, Contracts, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, orders, requirements of applicable law, Losses and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter can, shall or may exist, based on any facts, events or omissions occurring from any time on or prior to the execution and delivery of this Agreement arising out of, caused by or as a result of any rights any Releasing Party may have against the Released Parties (collectively, the “Released Claims”); provided, however, that the foregoing release shall not apply to any rights any OC Holder may have under this Agreement or any Ancillary Agreement. Each OC Holder hereby represents and warrants to GTY that he has not voluntarily or involuntarily assigned, pledged, encumbered or in any manner transferred or conveyed all or any portion of the Released Claims and that no Person other than such party has any interest in any Released Claims by applicable law or Contract or by virtue of any action or inaction by such party. Each OC Holder, for himself and the other Releasing Parties, hereby covenants and agrees not to sue any of the Released Parties with regard to any of the Released Claims.
Each OC Holder stipulates and agrees that such OC Holder hereby expressly waives and relinquishes to the fullest extent permitted by applicable law any and all provisions, rights and benefits conferred by applicable law of any state or territory of the United States, or principle of common law, relating to the preservation of unknown claims, including but not limited to Cal. Civ. Code § 1542 (and all other applicable law, rules and regulations which are similar, comparable, or equivalent to said code section), which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
Notwithstanding the above-referenced provision, and for the purpose of implementing a full and complete release and discharge of the Released Parties, each OC Holder expressly acknowledges and agrees that this Agreement and this provision is in full accord, satisfaction, and discharge of any and all of such Released Claims and that this Agreement and this provision has been executed with the express intention of effectuating a complete extinguishment of all known and unknown claims. Each OC Holder hereby acknowledges that the inclusion of  “unknown claims” in the Released Claims set forth above was separately bargained for and was a key element of the transactions contemplated by, and the covenants and agreements set forth in, this Agreement.
10.19 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the OC Holders, to the extent the OC Holders agree to be bound by this Agreement pursuant to their Letters of Transmittal) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.
10.20 OC Holders’ Representative.
(a) Each OC Holder shall be deemed to have appointed Shareholder Representative Services LLC (“OC Holders’ Representative”) to serve as agent, representative and attorney-in-fact for and on behalf of OC Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the OC Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of OC Holders’ Representative for the accomplishment of the foregoing. More specifically, OC Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each OC Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each OC Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such OC Holder hereunder or pursuant to any Ancillary Agreement after the Closing shall be deemed so given if given to OC Holders’ Representative. OC Holders’ Representative shall be authorized to take all actions on behalf of OC Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the OC Holders. No bond shall be required of OC Holders’ Representative. Notices or communications to or from OC Holders’ Representative after the Closing shall constitute notice to or from each OC Holder.
(b) OC Holders’ Representative shall not be liable for any act done or omitted hereunder as OC Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The OC Holders will indemnify, defend and hold harmless the OC Holders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the OC Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the OC Holders’ Representative, the OC Holders’ Representative will reimburse the OC Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the OC Holders’ Representative by the OC Holders, any such Representative Losses may be recovered by the OC Holders’ Representative from (i) the funds in the Expense Fund, and (ii) the amounts in the Purchase Price Escrow Account and the Indemnity Escrow Account at such time as remaining amounts would otherwise be distributable to the OC Holders; provided, that while this section allows the OC Holders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the OC Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the OC Holders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the OC Holders’ Representative be required to advance its own funds on behalf of the OC Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the OC Holders set forth elsewhere in this Agreement or the Letters of Transmittal are not intended to be applicable to the indemnities provided to the OC Holders’ Representative under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the OC Holders’ Representative or the termination of this Agreement.
(c) A decision, act, consent or instruction of OC Holders’ Representative shall constitute a decision of all OC Holders and shall be final, binding and conclusive upon all OC Holders. GTY is hereby entitled to rely on all statements, representations and decisions of OC Holders’ Representative and shall have no liability to the Company Parties, OC Holders and OC Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of OC Holders’ Representative.
(d) OC Holders’ Representative, for itself only, represents and warrants that OC Holders’ Representative has the limited liability company capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by OC Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of OC Holders’ Representative, enforceable against OC Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
(e) Upon the Closing, the Exchange Agent will wire US $100,000 (the “Expense Fund”) to the OC Holders’ Representative, to an account designated by the OC Holders’ Representative, which will be used for the purposes of paying directly, or reimbursing the OC Holders’ Representative for, any third party expenses pursuant to this Agreement and the Ancillary Agreements. The OC Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the OC Holders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The OC Holders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The OC Holders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the OC Holders’ Representative’s responsibilities, the OC Holders’ Representative will deliver any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the OC Holders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the OC Holders at the time of Closing.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
OPEN COUNTER ENTERPRISES INC.
By:
/s/ Joel Mahoney

Name: Joel Mahoney
Title:   Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
GTY OC MERGER SUB, INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as OC Holders’ Representative
By:
/s/ Radha Subramanian

Name: Radha Subramanian
Title:   Senior Director
[Signature Page to Agreement and Plan of Merger]

EXECUTION VERSION
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This Amendment No. 1 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2018, by and among Open Counter Enterprises Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY OC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the OC Holders’ Representative, is effective as of October 31, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, the Company, GTY, Merger Sub and Shareholder Representative Services LLC are Parties to the Merger Agreement; and
WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Section 6.1(d) of the Merger Agreement.   Section 6.1(d) of the Merger Agreement is hereby amended and restated in its entirety to read:
“the GTY Share Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account and/or available from Alternative Financing Sources; and”
2. Amendment of Section 6.3(a) of the Merger Agreement.   Section 6.3(a) of the Merger Agreement is hereby amended and restated in its entirety to read:
“all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source)”
3. Amendment of Section 8.1(e) of the Merger Agreement.   Section 8.1(e) of the Merger Agreement is hereby amended and restated in its entirety to read:
“from and after January 18, 2019, by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount;”
4. Amendment of Section 8.1(g) of the Merger Agreement.   Section 8.1(g) of the Merger Agreement is hereby amended and restated in its entirety to read:
“by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY or Merger Sub becomes become untrue (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by the Company to the breaching Party; provided, that no OC Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;”

5. Amendment of Article 9 of the Merger Agreement.   Article 9 is hereby amended by adding the following definition in alphabetical order to such Article 9:
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the GTY Share Price or on the creditworthiness of GTY and its Subsidiaries taken as a whole.”
6. Miscellaneous.
(a) From and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Merger Agreement as amended hereby.
(b) Except as specifically set forth above, the Merger Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(c) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(d) Sections 10.5 through 10.17 of the Merger Agreement apply to this Amendment mutatis mutandis.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
OPEN COUNTER ENTERPRISES INC.
By:
/s/ Joel Mahoney

Name: Joel Mahoney
Title:   CEO
GTY TECHNOLOGY HOLDINGS INC. (CAYMAN ISLANDS)
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and CFO
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as OC Holders’ Representative
By:
/s/ Kimberley Angilly

Name: Kimberley Angilly
Title:   Director
GTY OC MERGER SUB, INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and CFO
[Signature Page to Amendment No.1 to Agreement and Plan of Merger]

Amended and Restated AGREEMENT AND PLAN OF MERGER
by and among

Open Counter Enterprises Inc.,

GTY Technology Holdings Inc.,

GTY OC Merger Sub, Inc.

and

Shareholder Representative Services LLC

dated December 28, 2018

(continued)

(continued)

Exhibits and Schedules
Exhibit A	Form of Letter of Transmittal
Exhibit B	Registration Rights
Exhibit C	Form of OC Holder Consent
Exhibit D	Form of Escrow Agreement
Exhibit E	GTY Equity Incentive Plan
Exhibit F	Form of Founder Lock-Up Agreement
Exhibits G	Employment Agreements of the Founders
Exhibits H	Restrictive Covenant Agreements of the Founders
Exhibit I	OC Holders Allocation Percentages
Company’s Disclosure Schedule
GTY’s Disclosure Schedule

Amended and Restated AGREEMENT AND PLAN OF MERGER
This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is entered into on December 28, 2018 by and among Open Counter Enterprises Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY OC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the OC Holders’ Representative pursuant to the designation in Section 10.20, and amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of September 12, 2018 (the “Original Execution Date”, by and among the Company, GTY, Merger Sub and the OC Holders’ Representative (the “Original Merger Agreement”), as amended by the Amendment No. 1 to the Merger Agreement by and among the Company, GTY, Merger Sub and the OC Holders’ Representative (“Amendment No. 1”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY and Merger Sub may also be referred to individually herein as a “Party”, and collectively as the “Parties”.
PRELIMINARY STATEMENTS
A. The Parties desire to amend and restate the Original Merger Agreement, as amended by Amendment No. 1, in its entirety on the terms and subject to the conditions set forth herein.
B. GTY is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
C. Prior to the Effective Time, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).
D. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
E. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
F. Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.
G. The Company and its Subsidiaries are engaged in the business of developing and licensing software to streamline government permitting and licensing, which software allows applicants to scope their projects and submit their permit and license applications online, and allows staff to review and process incoming applications and inquiries (the “Business”).
H. Immediately prior to the Effective Time, Joel Y. Mahoney, Peter J. Koht, Mun May Tee and Talin Salway (collectively, the “OC Holders”) own all of the issued and outstanding shares of Capital Stock of the Company, which consists of 65,483,089 shares of the Company’s Common Stock, par value $0.0001 (collectively, the “OC Shares”); provided, however, that in the event a holder of an Option exercises such Option between the date hereof and the Effective Time, the Company shall provide written notice to GTY and the OC Holders’ Representative of such Option exercise, with such notice including the name of the exercising Option holder and the number of shares of Company Common Stock for which such Option was exercised, and thereby this Preliminary Statement H. and the definition of OC Shares shall be deemed automatically updated accordingly with no further action by any Party.
I. The Parties desire that, at the Effective Time, the Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).

J. It is intended that for U.S. federal income Tax purposes, the Merger qualify as part of a tax free Code Section 351 contribution to Holdings, that the current owners of GTY, the OC Holders and other transferors will control Holdings within the meaning of Section 368(c) of the Code immediately after the transfers to Holdings, and that the Code Section 351 contribution will not cause any Tax to be recognized by any OC Holder pursuant to Section 367 of the Code.
K. The Parties intend, as set forth in Section 10.12, that unless expressly indicated otherwise in this Agreement, (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Article 2 and Article 3 are made shall not change as a result of the execution of this Agreement and shall be made as of such date as they were in the Original Merger Agreement.
Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1

TRANSACTIONS
1.1 Merger.
(a) Merger.   On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Delaware General Corporation Law, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.
(b) Effective Time.   Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the Delaware General Corporation Law to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the Certificate of Merger (the “Effective Time”).
(c) Effect of Merger.   The Merger shall have the effects set forth herein and in the applicable provisions of Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.
(d) Certificate of Incorporation of the Surviving Company.   At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.
(e) Bylaws of the Surviving Company.   At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.
(f) Directors of the Surviving Company.   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.

(g) Officers of the Surviving Company.   The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company, and Holdings shall be the sole stockholder of the Surviving Company, from and after the Effective Time.
1.2 Effect of Merger on Capital Stock.   At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, GTY, any OC Holder or any Cash-Out Option Holder:
(a) Merger Sub Capital Stock.   Each share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.
(b) OC Shares.   Each OC Holder shall have the right to receive as of the Closing (i) the Merger Shares, less the Escrow Shares, payable to such OC Holder in accordance with such OC Holder’s OC Shares Allocation Percentage and the procedures set forth in Section 1.3, (ii) the Cash Consideration payable to such OC Holder in accordance with such OC Holder’s Cash Allocation Percentage and the procedures set forth in Section 1.3 and (iii) the Escrow Shares and Cash Escrow Amount, if any, in accordance with such OC Holder’s OC Shares Allocation Percentage and Cash Allocation Percentage, respectively, in each case that are distributed to such OC Holder pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, and such OC Holder shall cease to have any further rights as a holder of OC Shares.
(c) Company Options.
(i) Subject to the execution and delivery of a customary option cancellation agreement to the Company on terms and conditions reasonably acceptable to GTY (each, an “Option Cancellation Agreement”), at the Closing, each Cash-Out Option shall, by virtue of the Merger and without the need for any further action on the part of the applicable Cash-Out Option Holder, on the terms and subject to the conditions set forth in this Agreement, be cancelled and terminated in exchange for the right to receive the Cash-Out Option Amount for each Cash-Out Option, subject to Section 1.8. The Cash-Out Option Amount each Cash-Out Option Holder is entitled to receive shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares subject to Cash-Out Options held by such Cash-Out Option Holder, and paid to the applicable Persons promptly after the Effective Time. At the Effective Time, each portion of an Option that is unvested, unexpired, unexercised and outstanding immediately prior to the Effective Time or is otherwise not a Cash-Out Option shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, on the terms and subject to the conditions set forth in this Agreement, be cancelled terminated without the payment of consideration therefor. If requested by GTY, the Company shall deliver duly executed Option Cancellation Agreements from each holder of such Options. Neither the Surviving Company nor GTY will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. For the avoidance of doubt, no Cash-Out Option Holder shall be entitled to any consideration with the transactions contemplated hereby other than his, her or its applicable Cash-Out Option Amount.
(ii) The payment of the Cash-Out Option Amount for each Cash-Out Option to each Cash-Out Option Holder shall be to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Cash-Out Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding. Prior to the Effective Time, the Company and the board of directors of the Company shall take all actions that may be necessary (under the applicable incentive equity plan and otherwise) to (i) effectuate the provisions of this Section 1.2(c) and (ii) to ensure that, from and after the Effective Time, holders of Options have no rights with respect thereto other than those specifically provided in this Section 1.2(c).

(d) Dissenting Shares.   Notwithstanding the foregoing provisions of this Article 1 any OC Shares held by Persons who object to the Merger and comply with the provisions of Section 262 of the DGCL concerning the rights of holders of OC Shares to dissent from the Merger and require appraisal of their OC Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Company in accordance with Section 262 of the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a OC Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a OC Holder). The Company shall provide GTY prompt written notice of any demands received by the Company for appraisal of OC Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to Section 262 of the DGCL shall be entitled to vote his or her OC Shares for any purpose or receive payment of dividends or other distributions with respect to his or her OC Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
1.3 Payment and Delivery of Merger Consideration.
(a) Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the Company and the OC Holders, for exchange in accordance with this Section 1.3 through the Exchange Agent, sufficient funds and shares of GTY Common Stock in an aggregate amount necessary for the payment of:
(i) the Cash Consideration, which shall not include (A) any amounts otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter pay to the Exchange Agent any amounts by which the Cash Consideration increases due to any Dissenting Shares becoming OC Shares in accordance with Section 1.5 and (B) the Cash-Out Option Amount for each Cash-Out Option to each Cash-Out Option Holder, which will be paid to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Cash-Out Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding;
(ii) a cash amount equal to the Expense Fund;
(iii) a cash amount equal to the Company Indebtedness Paid at Closing; and
(iv) one million six hundred fifty thousand (1,650,000) shares of GTY Common Stock, each with a deemed value of Ten Dollars ($10.00) per share (collectively, the “Merger Shares”), less the Escrow Shares, which Merger Shares shall be subject to the Founder Lock-Up Agreement, provided that the foregoing shall not include any Merger Shares otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter deliver to the Exchange Agent any Merger Shares due to any Dissenting Shares becoming OC Shares in accordance with Section 1.5.

The Cash Consideration, the Company Indebtedness Paid at Closing, the Expense Fund and the Merger Shares, are referred to herein, collectively, as the “Merger Consideration”. The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions jointly provided by the Company and GTY, (i) deliver the Merger Consideration contemplated to be issued pursuant to Section 1.2(b) and Section 1.2(c) out of the Exchange Fund and (ii) deliver cash amounts equal to the Lighter Capital Indebtedness Paid at Closing and the Knight Foundation Indebtedness Paid at Closing to Lighter Capital and the Knight Foundation, respectively, pursuant to written instructions provided by the Company to the Exchange Agent prior to Closing. Except as contemplated by Section 1.3(f) hereof, the Exchange Fund shall not be used for any other purpose.
(b) At the Effective Time, GTY shall deposit the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
(c) As promptly as practicable after the Effective Time, GTY shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of OC Shares entitled to receive Merger Consideration pursuant to Section 1.2(b) or Section 1.2(c): (i) a letter of transmittal in the form attached hereto as Exhibit A (a “Letter of Transmittal,” which shall specify the delivery of any certificates evidencing the OC Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such Letter of Transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such Letter of Transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) (which, with respect to the Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of OC Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such OC Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b).
(d) To the extent any Person holding OC Shares is unable to make the representations and warranties in the Letter of Transmittal (such OC Shares, “Cash-Out Shares” and such Persons, “Cash-Out Shareholders”), such Cash-Out Shareholder shall not have a right to receive their portion of the Merger Shares in accordance with such Cash-Out Shareholder’s OC Shares Allocation Percentage, and instead, such Cash-Out Shareholder shall be entitled to receive cash consideration equal to the value of their portion of the Merger Shares in accordance with such Cash-Out Shareholder’s OC Shares Allocation Percentage. To the extent applicable, in lieu of receiving their OC Shares Allocation Percentage of any Escrow Shares, such Cash-Out Shareholder shall receive the value of such Escrow Shares in the form of cash.
(e) No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such

Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.
(f) All Merger Shares issued upon surrender of a Certificate in accordance with the terms of this Section 1.3 (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the OC Shares formerly represented by the applicable Certificate.
(g) No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.
(h) Any portion of the Exchange Fund that remains undistributed to any holders of OC Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of OC Shares who have not theretofore complied with this Section 1.3 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of OC Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of GTY free and clear of any claims or interest of any Person previously entitled thereto.
(i) Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, the Surviving Company or any other Person shall be liable to any OC Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by GTY, the posting by such Person of a bond, in such reasonable amount as GTY may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the OC Shares represented by such lost, stolen or destroyed Certificate shall have been converted.
1.4 Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the Company shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration.
1.5 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the OC Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Cash and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”, and as finally determined in accordance with this Section 1.5, the “Final Purchase Price Adjustment Statement”).
(b) Following the Closing Date, the Company shall permit the OC Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.5. Notwithstanding the foregoing provisions of this Section 1.5(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the OC Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.

(c) If the OC Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the OC Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the OC Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the OC Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the OC Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the OC Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.5(d).
(d) GTY and the OC Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If GTY and the OC Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the OC Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the OC Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the OC Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the OC Holders’ Representative or any of their respective Affiliates. The OC Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the OC Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the OC Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the OC Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the OC Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by the GTY and the OC Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article I), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the OC Holders’ Representative (solely on behalf of the OC Holders) based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the OC Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the OC Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 7.
(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Company Indebtedness Paid at Closing, less (vi) the Expense Fund, plus (vii) the Closing Cash Amount as set forth in the Final Purchase Price Adjustment Statement.
1.6 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the OC Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Exchange Agent for the benefit of the OC Holders; and
(ii) GTY shall promptly pay to the Exchange Agent the Adjustment Amount for the benefit of the OC Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the OC Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(i) to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and
(ii) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Exchange Agent the remainder of the Purchase Price Escrow Account, for the benefit of the OC Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the OC Holders.
(e) Any amounts payable pursuant to this Section 1.6 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.5 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The OC Holders’ Representative and GTY agree to treat any payment made pursuant to this Section 1.6 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.
1.7 Escrowed Portion of the Purchase Price.   For the purpose of securing the OC Holders’ obligations under Sections 1.5 and 1.6, at the Closing, GTY shall deliver $50,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.5 and Section 1.6.
1.8 Withholding.   GTY, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price and the Cash Escrow Amount) such amounts as GTY, the Surviving Company, the Exchange Agent, or any Affiliate thereof shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement; provided, however, that GTY shall provide the applicable OC Holder with written notice of any such intended withholding at least fifteen (15) days before the making of such payment (other than withholding on amounts properly treated as compensation for U.S. federal income Tax purposes), and GTY shall cooperate in good faith with the applicable OC Holder to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.9 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and the Company may mutually agree in writing (the “Closing Date”); provided, however, that in no event shall the Closing Date occur prior to November 1, 2018.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
As an inducement to GTY and Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY and Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction (other than the State of Delaware) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws. There have been no formal meetings of the equityholders or the boards of directors (or equivalent body) of the Company Parties or other material corporate actions, resolutions or consents of the equityholders or the boards of directors (or equivalent body) of the Company Parties that are not reflected in such books and records. No Company Party is in default under or in violation of any provision of its Organizational Documents, or has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. The representations and warranties set forth in this Section 2.2 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
2.3 Capitalization and Subsidiaries; Title to OC Shares.
(a) The OC Shares represent one hundred percent (100%) of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such OC Shares and the number of OC Shares owned by each such Person. All of the OC Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the OC Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company. Each OC Holder has good and marketable title to, and is the record and beneficial owner of, the OC Shares indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, Merger Sub will acquire good and valid title to all of the OC Shares, free and clear of all Liens.
(b) Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.
(c) Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly,

(a) violate or conflict with any (i) Law or Order applicable to any Company Party, or any OC Holder (except where such violation or conflict would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of  (except where such breach would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock or assets of any Company Party or any of the OC Shares; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any OC Holder, any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any OC Holder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction. The representations and warranties set forth in this Section 2.4 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
2.5 Brokers’ Fees.   Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) unaudited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Annual Financial Statements”); and (ii) unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the six-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Annual Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. The Company Parties have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, consistently applied. No Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the preparation of the Financial Statements, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing. There is no fraud that involves any OC Holder, the management of any Company Party or any other Person.

(c) Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $50,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;
(vi) issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock other than in connection with the exercise of Options granted under an Employee Benefit Plan, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(c)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;
(xi) (A) incurred any Taxes outside of the ordinary course of business; (B) entered into any agreement with any Governmental Body (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns of any Company Party; (C) surrendered a right of any Company Party to a Tax refund; (D) changed an accounting period of any Company

Party with respect to any Tax; (E) filed an amended Tax Return for any Company Party; (F) made a material Tax election inconsistent with past practices; (G) changed or revoked any election with respect to Taxes or Tax Return of any Company Party; and (H) entered into any agreement to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party;
(xii) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xiii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiv) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xvi) entered into any joint venture, partnership or similar arrangement;
(xvii) entered into or became subject to any power of attorney;
(xviii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;
(xix) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xx) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xxi) amended, modified, terminated, canceled or permitted to lapse any insurance policies;
(xxii) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of additional Transaction Expenses estimated through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), or (c) those which are not, individually or in the aggregate, material in amount. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
2.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.

(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. Except as set forth on Section 2.8 of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. To the Knowledge of the Company, all such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges. Since January 1, 2017, (i) there has not occurred any default under any Permit by the Company Parties (except where such default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect), (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.
2.9 Tax Matters.
(a) Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes of the Company Parties due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid.
(b) All Taxes of the Company Parties not yet due and payable have been fully accrued on the books of the relevant Company Party.
(c) No Company Party currently is the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2017, no claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties other than Permitted Liens.
(d) Each Company Party has timely and properly withheld (i) all Taxes required to have been withheld in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person and (ii) all sales, use, ad valorem, and value added Taxes. The Company Parties timely remitted all withheld Taxes to the proper Governmental Body in accordance with all applicable Laws. All Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(e) No Company Party has ever been a member of any Affiliated Group.
(f) No Company Party is liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), or otherwise. No Company Party is party to any Tax Sharing Agreements (other than Ordinary Course Tax Sharing Agreements). All amounts payable with respect to (or by reference to) Taxes pursuant to any Ordinary Course Tax Sharing Agreement have been timely paid in accordance with the terms of such contracts.
(g) Less than fifty (50%) of the Company’s and each Subsidiary’s assets consist of interests in “United States real property interests” within the meaning of Code Section 897(c).
(h) There is no audit or other Proceeding in progress, pending, proposed or threatened with respect to any Taxes or Tax Returns of, or with respect to, any Company Party. No Company Party has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled.
(i) None of the Company Parties has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Governmental Body that relates to the Taxes or Tax Returns of any Company Party. No power of attorney granted by any Company Party with respect to any Taxes is currently in force.
(j) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(k) No Company Party has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No Company Party has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Code Section 355(a)(1)(A)) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Code Section 355(i) in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.
(l) No Company Party has engaged in any transaction that could affect the income Tax liability for any period not closed by the statute of limitations which is a “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).
(m) No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of  (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) any material prepaid amounts or deferred revenue; (iv) an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Body (including a “closing agreement” under Code Section 7121 or any “gain recognition agreements” entered into under Code Section 367) on or prior to the Closing Date; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Law).
(n) No Company Party has made an election (including a protective election) pursuant to Code Section 108(i), Code Section 965(h) or Code Section 965(n).
(o) No Company Party currently uses the cash method of accounting for income Tax purposes.
(p) No Company Party has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Code Section 455, Code Section 456 or any corresponding or similar provision of Law.

(q) No Company Party owns an interest in any Flow-Thru Entity.
No representation contained in this Section 2.9 shall relate to Taxes payable in any Post-Closing Tax Period (or post-closing portion of a Straddle Period) other than the representations contained in Sections 2.9(m), (n), and (o).
2.10 Real Property; Personal Property.
(a) None of the Company Parties own or have fee title to any real property.
(b) Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of the Company or any of its Subsidiaries. No tenant, licensee or other occupant is in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by the tenant, licensee or occupant. Except as set forth on Section 2.10(b) of the Company’s Disclosure Schedule, no consent or approval is required of any party for the consummation of the Transaction under any Company Lease
(c) Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.
(d) Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no OC Holder or the Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no OC Holder or the Company Party has received any written notice of any pending special Tax, levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no OC Holder or Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.
(e) Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
(f) Except as set forth in Section 2.10(f) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.

2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person, solely in the countries where the Company has developed, manufactured, imported, used, offered for sale, licensed or sold such products and services or operated the Business. No OC Holder or Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To Company’s Knowledge, no Person is challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used in or under development for, and material to, the Business, solely in the countries where the Company has developed, manufactured, imported, used, offered for sale, licensed or sold such Intellectual Property or operated the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) patent, trademark, service mark, Internet domain name, and copyright registration or application, material unregistered Trademark and material Software which is owned by the Company Parties and (ii) item of Intellectual Property which is utilized in the operation of the Business (excluding licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000. Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, to the Company’s Knowledge, all the Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule is valid and enforceable. A Company Party is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties written assignments of any such Intellectual Property to one of the Company Parties, and the Company has delivered true and complete copies of such assignments to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee or, to the Knowledge of the Company, contractor or consultant, who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body Authority to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.

(e) All Software set forth on Section 2.11(b)(i) of the Company’s Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions published by the Company Parties or provided in writing by the Company Parties to their customers, (ii) in all material respects, is operative for its intended purpose free of any material defects or deficiencies and (iii) have been maintained by the Company Parties on their own behalf or on behalf of their customers to their reasonable satisfaction and in accordance with the Company Parties’ contractual obligations to their customers and Company’s maintenance policy. Company uses commercially available Software programs designed to detect and remove Unauthorized Code and, to the Company’s Knowledge, the Software set forth on Section 2.11(b)(i) of Company’s Disclosure Schedule does not contain any Self-Help Code or Unauthorized Code, other than Self-Help Code incorporated in such Software by the Company as an intended feature of such Software. No Person other than the Company Parties possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and has been maintained strictly confidential. None of the Company Parties has any obligation to afford any Person access to any such source code. The Company Parties are in possession of all other material necessary for Company’s use of the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.
(f) Except as set forth on Section 2.11(f) of the Company’s Disclosure Schedule, (i) no Software, product or service of the Company Parties (including any Software, product or service of the Company Parties currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software, and (ii) all Publicly Available Software used by the Company Parties has been used in its entirety and without modification.
(g) No Publicly Available Software has been combined with, linked to or distributed with or used in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor used, licensed or distributed to any third party in any combination with Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.
(h) The IT Assets are in all material respects operational; fulfill the purposes for which they were acquired or developed; and where appropriate, have hardware and Software support, maintenance and trained personnel available to Company, which are sufficient in all material respects for the current and anticipated future needs of the Business. The Company Parties have taken reasonable steps consistent with prevailing industry standards to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats, to the extent applicable, for all Software licensed in by Company which are part of the IT Assets.
(i) Each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(j) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(k) The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding an alleged Security Breach or material Security Incident. None of the Company Parties has received any written complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(l) The Company Parties are and always has been in compliance in all material respects with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the operation of the Business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(m) The Company Parties have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.
(n) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to cause compliance in all material respects with all applicable Privacy and Security Requirements.
2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Employee Benefit Plan of the Company Parties):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000 or the loss of which would material to the Company Parties or the Business;
(iii) each Real Property Lease;
(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each collective bargaining agreement with any labor union currently in force and effect;
(x) each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;

(xi) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company Parties;
(xii) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of the Company Parties in the Ordinary Course of Business and intellectual property assignment agreement with employees of the Company Parties, in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000;
(xiii) each current Government Contract and Government Contract Bid;
(xiv) each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;
(xv) each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and
(xvi) any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).
(b) The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) to the Knowledge of the Company, no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
2.13 Government Contracts and Bids.
(a) Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company in the last five (5) years that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.

(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b), or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.
(vii) Neither the Company Parties nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.

(b) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.
(c) To the Knowledge of the Company Parties, all former U.S. government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.
2.15 Employees.
(a) Except as set forth on Section 2.15(a) of the Company’s Disclosure Schedule none of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties.
(b) Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all employees of the Company Parties including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), date of hire, and any other perquisites. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(c) Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018.
(d) The Company Parties are in material compliance with all applicable Laws, including, but not limited to, those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law.

(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.
(f) The Company Parties, as applicable, has paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) Section 2.15(g) of the Company’s Disclosure Schedule lists all employees, independent contractors, consultants and temporary employees covered by any written non-competition or non-solicitation Contract with the Company Parties, and the Company Parties have provided or Made Available to GTY the current and complete copies of each such Contract. The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(h) The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.
2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan”.
(b) With respect to each Company Benefit Plan, and each Foreign Benefit Plan, as applicable, the Company has Made Available in the electronic data room to GTY copies of  (i) such Company Benefit Plan or Foreign Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan or Foreign Benefit Plan, a written description of the terms of such plan, (ii) the most recent summary plan description (if any), (iii) the three most recent annual reports on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the three most recent compliance and nondiscrimination tests, (v) the Annual Financial Statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Body.
(c) With respect to each Company Benefit Plan, including any Foreign Benefit Plan: (i) each has been maintained, funded, operated, and administered in accordance with its terms and in material compliance with all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan and Foreign Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body.

(d) Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing with the applicable Governmental Bodies, and (iii) the fair market value of the assets of each Company Benefit Plan, including each Foreign Benefit Plan, the liability of each insurer for each Company Benefit Plan, including each Foreign Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, including each Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan and Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan or Foreign Benefit Plan, and each Company Benefit Plan and Foreign Benefit Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.
(e) Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Company Benefit Plan or Foreign Benefit Plan provides health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.
(g) With respect to the Company Benefit Plans and Foreign Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. The Company Parties and each ERISA Affiliate have, for purposes of each Company Benefit Plan and Foreign Benefit Plan, and for all other purposes, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable.
(h) No Company Party has any obligation or commitment to pay, “gross up”, or otherwise indemnify any Person with respect to Taxes under Section 409A or 4999 of the Code.
(i) Except as set forth in Section 2.16(i) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(j) Each Company Benefit Plan has been maintained and operated in material documentary and operational compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
(k) Except as set forth on Section 2.16(k) of the Company’s Disclosure Schedule, (i) each Foreign Benefit Plan required to be registered or approved has been registered or approved and has been maintained and administered in good standing with applicable Governmental Bodies; (ii) each Foreign

Benefit Plan that is intended to qualify for favorable tax benefits under the applicable Laws of any jurisdiction is so qualified, and no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such status; (iii) each Foreign Benefit Plan that is required to be funded and/or book-reserved is funded and/or book-reserved, as appropriate, in accordance with applicable accounting standards and/or non-US Laws; (iv) no Foreign Benefit Plan is a defined benefit pension plan or scheme; (v) each Foreign Benefit Plan that provides benefits after termination of employment, other than any pension plan, can be terminated upon reasonable notice without obligation or liability to the applicable entity, GTY or any of their respective Affiliates, except as provided otherwise by applicable Law; and (vi) there are no unfunded liabilities for deferred compensation, pension benefits, pension schemes, termination gratuities and termination indemnities related to any period of time prior to the Closing under any Foreign Benefit Plan or with respect to any employees or former employees of any Company outside of the United States, except for any liabilities reflected on the financial statements of the Company.
2.17 Environmental, Health, and Safety Matters.   Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:
(a) The Company Parties and the Business are, and since January 1, 2017 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since January 1, 2017. A list of all such Permits is set forth on Section 2.17(b) of the Company’s Disclosure Schedule.
(c) Since January 1, 2017, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.
(d) No Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.
(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) There are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) Section 2.17(g) of the Company’s Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any OC Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no OC Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no OC Holder or Affiliate of any OC Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.

2.19 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, and, to the Knowledge of the Company, their respective employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.
2.20 Customers.
(a) Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) No event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2017, no Key Customer (A) has canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.
2.21 Suppliers.
(a) Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) No event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2017, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or

(E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
2.22 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company and its Subsidiaries (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except to the extent paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the notes and accounts receivable as of the Closing Date than the reserve reflected on the Interim Financial Statements represented of the notes and accounts receivable reflected therein and will not represent a material adverse change in the composition of such accounts and notes receivable in terms of aging). Except as set forth in Section 2.22(a) of the Company’s Disclosure Schedule, each of such accounts and notes receivable either has been or will be collected in full, within ninety (90) days after the date on which it first becomes due and payable.
(b) Except as set forth in Section 2.22(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.
(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.
2.23 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING GTY
As an inducement to OC Holders to enter into this Agreement and to consummate the Transactions, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the OC Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
3.1 Organization, Qualification and Power.   Each GTY Party (i) is duly organized or incorporated, validly existing and in good standing under the Laws of Massachusetts, Delaware or the Cayman Islands, as applicable, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized, incorporated or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board and the board of directors of Merger Sub have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. The representations and warranties set forth in this Section 3.2 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
3.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.
(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding

GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
3.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. The representations and warranties set forth in this Section 3.4(a) shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
3.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
(c) The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintain a system of Internal Controls. The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.
3.7 Litigation; Legal Compliance.   Except as set forth in Section 3.7 of GTY’s Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties, or affecting the Roll-Up Transactions; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.
3.8 Trust Account.   As of August 17, 2018, GTY has at least $562,277,933.00 Dollars in a trust account at UBS, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.”
ARTICLE 4

PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
4.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction, provided, that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 6.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 6.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.
4.2 Notices and Consents.   As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.

4.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY, the Company shall, and shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business, (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar year ending December 31, 2018, in an aggregate amount not less than 90% of the budgeted amounts therefor under the capital expenditure and operating budgets, each as provided to GTY), (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 P.M. on the date immediately prior to the Closing Date and (vii) not to take any of the following actions, except in the Ordinary Course of Business:
(a) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;
(c) (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;
(d) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(e) make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or GAAP;
(f) commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;
(g) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(h) agree or commit to do any of the foregoing.
Notwithstanding the foregoing, the Company shall be permitted to enter into the Bridge Loan, if applicable.

4.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated June 18, 2018, as amended (the “Confidentiality Agreement”), between GTY and the Company. Notwithstanding anything herein or therein to the contrary, the Company and the OC Holders’ Representative (i) shall be permitted to disclose information as required by law or to employees or advisors of the OC Holders’ Representative or the Company, and to the OC Holders, in each case who have a need to know such information, on the condition that such persons are subject to confidentiality obligations with respect thereto, (ii) may share information in connection with the information statement or to the extent reasonably necessary and appropriate to secure consents and approvals required under this Agreement and (iii) any obligation to return or destroy information shall be tolled until the fulfillment of the OC Holders’ Responsibilities hereunder; provided, however, if the OC Holders’ Representative must disclose Confidential Information as required by law, the OC Holders’ Representative will provide prompt advance written notice to GTY prior to disclosing such Confidential Information so that GTY may seek an appropriate order or other remedy protecting such Confidential Information from disclosure or waive compliance with the terms of this Section 4.4(b) in writing, and the OC Holders’ Representative will reasonably cooperate with GTY to obtain such protective order or other remedy.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.
4.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any Company Party or GTY, or (v) would require any amendment or supplement to any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 7; provided, further, that to the extent such supplement or amendment relates to any matter that occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
4.6 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Company and OC Holders’ Representative acknowledges and agrees that each is aware, and the Company acknowledges and agrees that the Company Parties, the OC Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised by the Company), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and OC Holders’ Representative hereby agree, for themselves, and the Company agrees, on behalf of the Company Parties, the OC Holders and each of their respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
4.7 SEC Filings.
(a) As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies and their Subsidiaries involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the GTY Shareholders. GTY shall advise the Company promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the OC Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the OC Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with the Company, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Company covenants and agrees that the information (i) relating to the OC Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Company or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
(e) GTY covenants and agrees that the information (i) relating to GTY or any of its Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition or (ii) relating to the Transaction or the Roll-Up Transactions, in any case, contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction or the Roll-Up Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
4.8 Registration Rights.   The Parties hereto agree to that Exhibit B hereto sets forth the registration rights relating to the GTY Common Stock to be issued to the OC Holders hereunder. The OC Holders agree to reasonably cooperate in good faith with GTY prior to reselling any GTY Common Stock the OC Holders receive hereunder (a) to ensure an orderly disposition of such GTY Common Stock and (b) to make such disposition in a manner that maximizes value for all holders of GTY Common Stock.
4.9 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
4.10 Certain Business Relationships.   The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.
4.11 Remaining Stockholder Notices.   The Company will, in accordance with applicable Law and its organizational documents, on or before the fifteenth (15th) Business Day after the date of this Agreement, mail to any OC Holder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of Section 262 of the DGCL (such written consent, the “Written Consent” and each such OC Holder, a “Remaining Stockholder”) a request that such OC Holder execute the written consent of the OC Holders approving the Merger as provided in Section 264 of the DGCL and that such OC Holder waive any appraisal rights of Section 262 of the DGCL. In connection with such request, the Company will, through its board of directors, recommend to the OC Holders approval of the Merger. Approval of this Agreement by the OC Holders will not restrict the ability of the Company’s board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited by Subchapter IX of the DGCL. Within ten (10) Business Days after the date of this Agreement, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than twenty (20) Business Days after the date of this Agreement.
4.12 Exercise of Company Rights.   Upon the request of GTY, the Company or any OC Holder, as applicable, shall exercise any rights it may have under the Company’s organizational documents or other agreement among the OC Holders to compel the OC Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of OC Shares or similar rights, in each case, to the extent permitted by applicable Law.
4.13 Financial Statements and Related Information.   The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules, regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.13, the “PCAOB Financial Statements”)
4.14 GTY Merger.   GTY agrees that the securities to be issued to the GTY Shareholders in connection with the GTY Merger shall be GTY Common Stock identical to the GTY Common Stock constituting Merger Shares hereunder.
4.15 Holdings Assignment.   GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
4.16 Bridge Loan.   In the event that the Closing has not occurred on or before January 25, 2019 (the “Funding Date”) and this Agreement is still in effect as of the Funding Date, GTY shall lend the Company on the Funding Date the principal amount of  $490,000 bearing simple interest at a rate of 4.0% per annum pursuant to the terms of a customary, unsecured promissory note (the “Bridge Loan”). If made, GTY shall forgive the Bridge Loan at Closing and the Cash Purchase Price shall be reduced by the principal and interest then outstanding under the Bridge Loan.
ARTICLE 5

POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
5.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
5.2 D&O Indemnification.
(a) From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.

(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 5.2.
(d) The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
5.3 Surviving Company Equity Incentive Plan.   Promptly following the Closing, GTY will cause to be established in the Surviving Company an equity incentive plan to which 300,000 shares of GTY Common Stock will be reserved for issuance of restricted stock units or other equity-based awards to be granted with performance-based vesting to employees of the Surviving Company, with all such shares to be committed for issuance pursuant to such restricted stock units or other awards in the applicable employment agreements. Such shares shall be registered on a registration statement on Form S-8 no earlier than sixty (60) days after the Closing Form 8-K is filed with the SEC.
5.4 Tax Matters.
(a) Tax Returns.
(i) The Company shall (A) prepare and timely file, or cause to cause the relevant Company Party to prepare and timely file all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “Company Prepared Returns”) and (B) timely pay, or cause the relevant Company Party to pay, all Taxes that are shown as payable with respect to Company Prepared Returns. All Company Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries and, to the extent applicable, the conventions provided for in accordance with Section 5.4(a)(iii).
(ii) GTY shall cause the relevant Company Party to prepare and timely file all Tax Returns of the Surviving Company that are due after the Closing Date (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return includes a Tax for which the OC Holders are required to indemnify a GTY Indemnitee pursuant to Section 7.1(a), such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions provided in Section 5.4(a)(iii), unless required otherwise by Law. At least twenty (20) days prior to filing any GTY Prepared Return that includes a Tax for which the OC Holders are required to indemnify a GTY Indemnitee pursuant to Section 7.1(a) such GTY Prepared Return shall be submitted to the OC Holders’ Representative. GTY shall incorporate any timely and reasonable comments made by the OC Holders’ Representative in the final Tax Return prior to filing.
(iii) The OC Holders’ Representative, the OC Holders and GTY agree with respect to certain Tax matters as follows:
(A) The Tax years of the Company Parties organized under U.S. Tax Laws shall end for U.S. federal income Tax purposes as of the end of the Closing Date and, to the extent permissible under applicable Laws, the Company Parties shall elect to have each of its other Tax years end as of the end of the Closing Date.

(B) To treat all indemnification payments under this Agreement as adjustments to the Purchase Price for all relevant Tax purposes.
(C) To treat all interest and other earnings on the Indemnity Escrow Account as income of the OC Holders in accordance with the transition rule set forth in Proposed Treasury Regulation Section 1.468B-8(h)(2).
(D) That no election under Code Section 338(g) or Code Section 336(e) shall be made with respect to the acquisition (or sale) of the shares of any Company Party contemplated by this Agreement.
Unless otherwise required by Law, neither the OC Holders nor GTY shall take any position (and GTY shall not allow any Company Party or any of its other Affiliates to take any position) during the course of any audit or other Proceeding with respect to any Taxes or Tax Returns (whether or not a Tax Contest) that is inconsistent with any election, position, or agreement provided for in this Section 5.4(a)(iii).
(b) Apportionment of Taxes. For purposes of determining the amount of Taxes that are attributable to a Pre-Closing Tax Period (or portion of any Straddle Period ending on or prior to the Closing Date) the parties agree as follows:
(i) In the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period and with respect to property owned by a Company Party on or before the Closing Date, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire period by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
(ii) In the case of Taxes imposed on any Company Party, GTY or any other GTY Indemnitee as a result of income of any Flow-Thru Entity realized prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends on the Closing Date and closed its books), such Taxes shall be treated as Taxes of the relevant Company Party for a Pre-Closing Tax Period.
(iii) In the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the relevant Company Party filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (ii), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.
(c) Cooperation.   GTY, the Company, the OC Holders’ Representative and each OC Holder shall, to the extent related to a Pre-Closing Tax Period or Straddle Period (i) assist in the preparation and timely filing of any Tax Return of any Company Party, (ii) assist in any audit or other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest), (iii) make available any information, records or other documents relating to any Taxes or Tax Returns of any Company Party; (iv) provide any information necessary or reasonably requested to allow GTY or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.
(d) Tax Contests.   GTY shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes of any Company Party (a “Tax Contest”); provided, however, that the OC Holders’ Representative, at the sole cost and expense of the OC Holders, shall have the right to participate in any such Tax Contest to the extent it relates solely to

Taxes for a Pre-Closing Tax Period.   GTY shall not extend any statute of limitations, concede or stipulate any material issues, settle, appeal, or institute any court action with respect to any such Tax Contest without the consent of the OC Holders’ Representative (not to be unreasonably withheld, delayed or conditioned; provided that it is understood that withholding any such consent shall be reasonable if the OC Holders’ Representative’s position has substantial authority).
(e) Transfer Taxes.   All federal, state, local, non-U.S. transfer, excise, sales, use, ad valorem value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the transfer of the shares in the Company or any other transaction contemplated by this Agreement and all related interest and penalties (collectively, “Transfer Taxes”) shall be paid by the OC Holders.
(f) Consolidated Returns.   Notwithstanding anything to the contrary in this Agreement, if GTY or Holdings files affiliated returns, consolidated returns, combined group returns, unitary group returns, or other group recognized by applicable Tax Law, neither the OC Holders nor the OC Holders’ Representative shall be liable to GTY, Holdings or any other party to the Roll-Up Transactions for any Taxes attributable to any transaction that occurs on the Closing Date after the Closing.
(g) Tax Refunds.
(i) Subject to Section 5.4(g)(iii), all refunds of Taxes (other than refunds of Transfer Taxes, which shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.4(e)) of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.4(b)) (whether in the form of cash received from the applicable Governmental Body or a direct credit against Taxes that are not indemnified pursuant to Section 7.1(a)) shall be for the benefit of the OC Holders.
(ii) To the extent that GTY or any Company Party receives a refund that is for the benefit of the OC Holders, GTY shall pay to the Company for distribution to the OC Holders the amount of such refund (without interest other than interest received from the Governmental Body) net of (i) any Taxes (including any Taxes that would be imposed on a distribution of any portion of such refund to GTY); and (ii) any expenses that GTY, a Company Party, or any of their Affiliates incur (or has or will incur) with respect to such refund (and related interest); provided that GTY shall provide the OC Holders’ Representative with an accounting of any such Taxes and expenses. The net amount due to the OC Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit, ten (10) days after filing the Tax Return claiming such credit).
(iii) Nothing in this Section 5.4(g) shall require that GTY make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY or the applicable Company Party) that is with respect to any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date).
(h) Tax Treatment.   None of GTY, Merger Sub, the Company or any of their respective Affiliates shall take any action that would reasonably be likely to prevent the Merger from qualifying as part of a tax free Code Section 351 transaction (the “351 Transaction”) and prior to the Effective Time, GTY, Merger Sub, the Company and their respective Affiliates shall cause the Merger to qualify as part of a Section 351 Transaction.
(i) 351 Transaction.   GTY shall:
(i) Ensure that the Merger will qualify as part of a tax-free transaction under Section 351 of the Code;
(ii) Ensure all shareholders in the Roll-Up Transactions who contribute property to Holdings (or are treated as contributing property to Holdings through a merger transaction) and do not receive any stock in Holdings for services or for consideration that does not constitute property;

(iii) Ensure that all of the property transferred to Holdings in the Roll-Up Transactions occurs as part of an integrated transaction for Tax purposes;
(iv) Ensure that all of the Persons contributing property to Holdings (or treated as contributing property to Holdings through a merger transaction) in the Roll-Up Transactions have control of Holdings within the meaning of Section 368(c) of the Code immediately after and as a result of the property transfers in Roll-Up Transactions;
(v) Ensure that Section 367 of the Code will not cause any part of the 351 Transaction to be taxable to the OC Holders;
(vi) Ensure that no part of the Roll-Up Transactions would fall under the “investment company” provisions of Section 351(e) of the Code; and ensure that none of Holdings stock issued in the Roll-up Transactions is described in Treasury Regulation Section 1.351-1(a)(1)(ii) or that any transferor would otherwise be considered an “accommodation transferor” within the meaning of applicable Tax law.
ARTICLE 6

CONDITIONS TO OBLIGATION TO CLOSE
6.1 Conditions to Obligations of OC Holders and GTY Parties.   The obligations of the Company, GTY and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part;
(d) the GTY Share Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account and/or available from Alternative Financing Sources; and
(e) The GTY Merger has been declared effective.
6.2 Conditions to Obligations of GTY and Merger Sub.   The obligations of each of GTY and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations (but excluding, with respect solely to Contracts, the representations made in Section 2.4(b)), which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to any OC Holder, any Company Party or the Business;

(d) the Company shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;
(e) the Consents or Permits set forth in Section 6.2(e) of the Company’s Disclosure Schedule shall have been obtained;
(f) OC Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by OC Holders’ Representative and the Escrow Agent;
(g) each of the Founders shall have delivered to GTY a duly executed Founder Lock-Up Agreement;
(h) the Company shall have delivered to GTY an affidavit, signed under perjury, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h), stating that the Company is not, and has not been during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;
(i) the Company shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for each Company Party;
(j) the Company shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company Disclosure Schedule;
(k) the Company shall have delivered to GTY duly executed pay-off letters (or other evidence of the pay-off of Debt), releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties (including the Company Indebtedness Paid at Closing) and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(l) the Company shall have delivered to GTY the Option Notice Letters duly executed by each holder of Options;
(m) no more than 5% of the OC Shares shall be Dissenting Shares;
(n) no more than 5% of the OC Shares shall be Cash-Out Shares;
(o) the Founders shall have approved and adopted this Agreement pursuant to the Written Consent in the form attached hereto as Exhibit C (the “OC Holder Consent”) by 12:00 noon EDT on the day after the date of this Agreement;
(p) the Company shall have delivered to GTY the executed employment agreements of the Founders, in the forms attached hereto as Exhibits G;
(q) the Company shall have delivered to GTY the executed restrictive covenant agreements of the Founders, in the forms attached hereto as Exhibits H;
(r) GTY has received the PCAOB Financial Statements of the Company in a form reasonably satisfactory to GTY;
(s) the Roll-Up Transactions shall have closed or will close substantially simultaneously with the Closing;
(t) the PCAOB Financial Statements shall not, with respect to the Company’s revenue only, materially deviate from the Annual Financial Statements or Interim Financial Statements for each of (i) the twelve (12) month-period ended December 31, 2017, and (ii) the six (6) month period ended June 30, 2018, in the case of  (i) and (ii), as determined in good faith by GTY.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.

6.3 Conditions to Obligations of the Company.   The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:
(a) all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source);
(b) each of GTY and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;
(c) GTY shall have delivered to the Company a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) GTY shall have issued and delivered the Merger Shares (less the Escrow Shares), the Company Indebtedness Paid at Closing, the Expense Fund and the Cash Consideration to the Exchange Agent;
(e) GTY shall have deposited the Escrow Shares with the Escrow Agent;
(f) The founder shares of GTY Common Stock held by GTY’s sponsor and the shares of GTY Common Stock held by similarly situated participants (based upon their role with the applicable target company and the amount of equity held in the applicable target company) in the Roll-Up Transactions shall be subject to lock-up terms substantially similar to those set forth in the form of Founder Lock-Up Agreement attached hereto as Exhibit F;
(g) GTY shall have delivered to OC Holders’ Representative the Escrow Agreement executed by GTY and the Escrow Agent;
(h) GTY shall have delivered to the Founders the executed employment agreements of the Founders, in the forms attached hereto as Exhibits G; and
(i) GTY shall have assigned to Holdings all of GTY’s rights, interests and obligations under this Agreement and Holdings shall have accepted such assignment.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Company.
ARTICLE 7

REMEDIES FOR BREACHES OF THIS AGREEMENT
7.1 Indemnification.
(a) Indemnification by OC Holders.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, the OC Holders shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any Company Party contained in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the OC Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the final Cash Consideration, (v) any Tax of any Company Party for a Pre-Closing Tax Period or pre-closing portion of a Straddle Period as determined pursuant to Section 5.4(b) to the extent such Taxes are not included in the calculation of Closing Date Indebtedness, as finally determined, (vi) any claim by any holder of Options with respect to the exercise, termination or cancellation of such Options, (vii) any Asserted Indemnifiable Third Party Claim (collectively, the “GTY Indemnifiable Matters”). OC Holders and OC Holders’ Representative acknowledge and agree that no OC Holder or controlling Affiliate of any OC Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2 of this Agreement) with respect to any Loss paid by the OC Holders pursuant to this Article 7.
(b) Indemnification by GTY and Holdings.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY and Holdings shall indemnify and hold harmless each OC Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “OC Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any Ancillary Agreement or (iii) or any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the OC Holder Indemnitees to recovery under this Article 7 (collectively, the “OC Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).
7.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations shall survive indefinitely and (ii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms, except that the covenants set forth in Section 4.11 shall survive the Closing and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations period applicable to the underlying subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).
(iii) Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved. No knowledge of, or investigation by or on behalf of, any party hereto will constitute a waiver of such party’s right to enforce any covenant, representation or warranty contained herein against any of the other parties or affect the right of a party to indemnification.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $145,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold; provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties. With respect to any claim any GTY Party may be entitled to indemnification pursuant to Section 7.1(a)(i), other than with respect to the Fundamental Representations, no amount shall by payable by any Indemnifying Party unless and until such amounts, in the aggregate, exceed $25,000.

(c) Liability Cap.   $2,900,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided, that the foregoing limitation shall not apply in respect of any Losses (and such Losses shall not reduce the foregoing limitation) relating to (i) any breach of or inaccuracy in any Fundamental Representation (in which case liability will be capped at the total amount of the Merger Consideration), (ii) any intentional or fraudulent breaches of any representations or warranties or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $4,350,000 (which limitation shall not be reduced by any Losses recovered hereunder except for Losses relating to a breach of or inaccuracy of the representations and warranties set forth in Section 2.11). In no event will any OC Holder be liable to the GTY Indemnitees for any amounts in excess of the portion of the Merger Consideration actually received by, or in the case of any escrowed amounts hereunder, allocated to, such OC Holder (except with respect to fraud or intentional misrepresentation committed by such OC Holder).
7.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a OC Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and

(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 7.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 7.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.
(c) To the extent that there is an inconsistency between Section 7.3 and Section 5.4 as it relates to a Tax matter, the provisions of Section 5.4 shall govern.
7.4 Other Indemnification Matters.   For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty or (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(x)), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
7.5 Release of Escrow Amount from Escrow.
(a) Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the OC Holders pursuant to this Article 7, the Escrow Agent shall, upon the receipt of a joint written instruction from GTY and the OC Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 50% of such Loss and the number of Escrow Shares equal to the lesser of:
(i) that number of Escrow Shares then held in the Indemnity Escrow Account equal to (A) the amount of 50% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and
(ii) that number of Escrow Shares then held in the Indemnity Escrow Account equal to (A) the amount of 50% the Loss divided by (B) $10.00, in each case, subject to the Escrow Agreement.
(b) Notwithstanding, the foregoing, the OC Holders shall have the right, but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Indemnity Escrow Account and delivered to such GTY Indemnitee in respect of such Loss.
(c) Concurrently with any such transfer of Escrow Shares to any GTY Indemnitee, OC Holders shall take all actions reasonably requested by GTY to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated) and related transfer powers and indemnities by the OC Holders to the GTY Indemnitees and providing customary representations as to organization, existence and good standing of the OC Holders, the legal right and requisite power and authority of the OC Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each OC Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer, the GTY Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. The OC Holders hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 7.5, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely.
7.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement. For the avoidance of doubt, in the event that the GTY Indemnitees are entitled to indemnification from the OC Holders pursuant to this Article 7, the GTY Indemnitees shall in all cases proceed against the Cash Escrow Amount and the Escrow Shares until both are exhausted until exercising any other remedies (excluding remedies available in equity) that may be available to the GTY Indemnitees under this Agreement.
7.7 Roll-Up Transactions.   Except as otherwise provided in this Agreement, the Company and the OC Holders’ Representative acknowledge and agree that GTY and Merger Sub are not making any representations or warranties with respect to the Persons that are party to the Roll-Up Transactions, and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the OC Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law).
ARTICLE 8

TERMINATION
8.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 6.1(b), as follows:
(a) by mutual written consent of each Party;
(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) from and after January 18, 2019, by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount;
(f) by GTY, (i) if any OC Holder or OC Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any OC Holder becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any OC Holder, any Company Party or the Business;
(g) by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY or Merger Sub becomes become untrue (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by the Company to the breaching Party; provided, that no OC Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;

(h) by GTY, if the OC Holder Consent shall not have been executed by the Founders and delivered to GTY by 12:00 noon EDT on the day after the date of this Agreement; or
(i) by GTY if the Company does not deliver to GTY the PCAOB Financial Statements and Reviewed Interim Financial Statements on or before December 31, 2018.
8.2 Effect of Termination.   If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.
ARTICLE 9

DEFINITIONS
“351 Transaction” has the meaning set forth in Section 5.4(h).
“Accounting Arbitrator” has the meaning set forth in Section 1.5(d).
“Accounts Receivable” has the meaning set forth in Section 2.23(a).
“Acquisition Proposal” has the meaning set forth in Section 4.6.
“Additional GTY Filings” has the meaning set forth in Section 4.7.
“Adjustment Amount” has the meaning set forth in Section 1.6(a).
“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Aggregate Cash-Out Option Amount” means the aggregate Cash-Out Option Amount associated with all Cash-Out Options.
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the GTY Share Price or on the creditworthiness of GTY and its Subsidiaries taken as a whole.
“Ancillary Agreements” means the Escrow Agreement, the Founder Lock-Up Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.
“Annual Financial Statements” has the meaning set forth in Section 2.6(a).
“Asserted Indemnifiable Third Party Claim” means any Third Party Claim that alleges facts, that, if true, would entitle the GTY Indemnitees to recovery under Article 7; provided, however, that when determining any Losses or Adverse Consequences with respect to any Asserted Indemnifiable Third Party Claim, all other terms of Article 7 shall apply as if such Asserted Indemnifiable Third Party Claim were based on facts that were actually true, including, without limitation, all survival periods, the Threshold, all liability caps and all other applicable limits on the amount of recovery available to the GTY Indemnitees with respect to Losses.
“Bid” has the meaning set forth in Section 2.13(a).
“Breach Notice” has the meaning set forth in Section 7.3(a).
“Bridge Loan” has the meaning set forth in Section 4.16.
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.
“Cash Allocation Percentage” means, with respect to each OC Holder, (i) the percentage set forth opposite such OC Holder’s name under the heading “Cash Allocation Percentage” on Exhibit I, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) such OC Holder’s Pro Rata Portion, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Company Indebtedness Paid at Closing, less (vi) the Expense Fund, plus (vii) the Estimated Closing Cash Amount.
“Cash Escrow Amount” means (i) $1,250,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) $1,450,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Cash-Out Option” means any Option that is (i) issued, unexercised and outstanding as of immediately prior to the Effective Time, and (ii) vested and exercisable as of immediately prior to the Effective Time under the terms of a Contract with the Company governing such Option.
“Cash-Out Option Amount” means, for any Cash-Out Option, an amount equal to the number of Cash-Out Option Shares underlying such Cash-Out Option, times the Option Cash Amount Per Share, minus the sum of exercise prices for all Cash-Out Option Shares underlying such Cash-Out Option.
“Cash-Out Option Holder” means any holder of a Cash-Out Option.
“Cash-Out Option Shares” means that number of shares of Company Common Stock underlying any Cash-Out Option.

“Cash-Out Shares” has the meaning set forth in Section 1.3(d).
“Cash-Out Shareholders” has the meaning set forth in Section 1.3(d).
“Cash Purchase Price” means (i) $12,500,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) $14,500,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Certificate of Merger” has the meaning set forth in Section 1.1(a).
“Certificates” has the meaning set forth in Section 1.2(c).
“Closing” has the meaning set forth in Section 1.10.
“Closing Date” has the meaning set forth in Section 1.10.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date, but excluding the Company Indebtedness Paid at Closing.
“Closing Date Statement” has the meaning set forth in Section 1.4.
“Closing Form 8-K” has the meaning set forth in Section 4.7(c).
“Closing Press Release” has the meaning set forth in Section 4.7(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company” has the meaning set forth in the preliminary statements to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company Indebtedness Paid at Closing” means the total of the Lighter Capital Indebtedness Paid at Closing plus the Knight Foundation Indebtedness Paid at Closing.
“Company Parties” means, collectively, the Company and each of its Subsidiaries.
“Company Prepared Returns” has the meaning set forth in Section 5.4(a)(i).
“Confidentiality Agreement” has the meaning set forth in Section 4.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Covered Persons” has the meaning set forth in Section 5.2(a).

“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any bonuses to the extent not included in current liabilities on the Annual or Interim Financial Statements (including transaction-related bonuses), (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, (j) any unpaid income Taxes of any Company Party for any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (k) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties.
“Designated Courts” has the meaning set forth in Section 10.15.
“DGCL” means the Delaware General Corporation Law.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) OC Holders, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to GTY prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.
“Disputed Amounts” has the meaning set forth in Section 1.5(c).
“Dissenting Shares” has the meaning set forth in Section 1.2(d).
“Dissenting Stockholders” has the meaning set forth in Section 1.2(d).
“DOJ” means the United States Department of Justice.
“Domestication” has the meaning set forth in the Recitals.
“Effective Time” has the meaning set forth in Section 1.1(b).
“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, National Association, a national association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit D, by and among GTY, OC Holders’ Representative and the Escrow Agent.
“Escrow Shares” means a number of Merger Shares having an aggregate value of  (i) $1,650,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 or (ii) $1,450,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.4(b).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.4(b).
“Exchange Agent” has the meaning set forth in Section 1.3(a).
“Exchange Fund” has the meaning set forth in Section 1.3(a).
“Expense Fund” has the meaning set forth in Section 10.20(d).
“Final Cash Consideration” has the meaning set forth in Section 1.5(e).
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Firm” has the meaning set forth in Section 10.17.
“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Code Section 957, or (c) a “passive foreign investment corporation” within the meaning of Code Section 1297.
“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).
“Founder Lock-Up Agreement” means a lock-up agreement substantially in the form of Exhibit F attached hereto.
“Founders” means Joel Y. Mahoney and Peter J. Koht.
“FTC” means the United States Federal Trade Commission.
“Fully Diluted Share Number” means (a) the aggregate number of OC Shares issued and outstanding immediately prior to the Effective Time plus (b) the aggregate number of Cash-Out Option Shares issuable upon the exercise in full of all Cash-Out Options outstanding immediately prior to the Effective Time.
“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to OC Shares), 2.4 (other than 2.4(b)) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters) 2.18 (Affiliate

Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).
“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.22(a).
“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“Governmental Rule” means any law, statute, rule, regulation, ordinance, order, code, treaty, judgment, decree, or any published directive or requirement which has the force of law, or other legally binding form of governmental restriction or decision, of any Governmental Body.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common stock of Holdings.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit E attached hereto.
“GTY Indemnifiable Matter” has the meaning set forth in Section 7.1(a).
“GTY Indemnitees” has the meaning set forth in Section 7.1(a).
“GTY Merger” has the meaning set forth in the Recitals.
“GTY Merger Sub” has the meaning set forth in the Recitals.
“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including the Surviving Company and its Subsidiaries from and after the Closing.
“GTY Prepared Returns” has the meaning set forth in Section 5.4(a)(ii).
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Share Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement.
“GTY Shareholder Meeting” means an extraordinary general meeting of GTY for the GTY Shareholders to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing GTY Shareholders with the opportunity to elect to effect a GTY Share Redemption; (e) the GTY Merger, and (f) any other proposals submitted to the vote of GTY Shareholders in the Proxy Statement.

“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Holdings” has the meaning set forth in the Recitals.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“Indemnified Party” has the meaning set forth in Section 7.3(a).
“Indemnifying Party” has the meaning set forth in Section 7.3(a).
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit (i) the Escrow Shares and (ii) the Cash Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“Internal Controls” means a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.
“Key Customers” has the meaning set forth in Section 2.21(a).
“Key Suppliers” has the meaning set forth in Section 2.22(a).

“Knight Foundation” means the John S. and James L. Knight Foundation, Inc., a Florida non-profit corporation.
“Knight Foundation Indebtedness Paid at Closing” means amounts owed by the Company to the Knight Foundation pursuant to (i) that certain Convertible Subordinated Promissory Note, dated January 28, 2014, having a principal amount of  $225,000, issued by the Company to the Knight Foundation, and (ii) that certain Convertible Subordinated Promissory Note, dated September 19, 2014, having a principal amount of  $225,000, issued by the Company to the Knight Foundation.
“Knowledge” means (a) in the case of the Company, the actual knowledge of the Founders, after due inquiry and (b) in the case of GTY or Merger Sub, the actual knowledge of Harry You and Carter Glatt, after due inquiry.
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.
“Letter of Transmittal” has the meaning set forth in Section 1.3(c).
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Lighter Capital” means Lighter Capital, Inc., a Delaware corporation.
“Lighter Capital Indebtedness Paid at Closing” means an amount equal to the outstanding principal under that certain Loan and Security Agreement, dated December 20, 2016, as amended, between the Company and Lighter Capital plus a one-time fee in the amount of  $98,000.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.
“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition, prospects or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Merger Consideration” has the meaning set forth in Section 1.3(a).
“Merger Shares” has the meaning set forth in Section 1.3(a)(ii).
“Merger Sub” has the meaning set forth in the preface of this Agreement.
“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.
“Necessary Cash Amount” means $270,000,000.
“OC Holder Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“OC Holder Indemnitees” has the meaning set forth in Section 7.1(b).
“OC Holders” has the meaning set forth in the preliminary statements.
“OC Holder Cash Consideration” means the Cash Consideration, minus the Aggregate Cash-Out Option Amount.
“OC Holder Consent” has the meaning set forth in Section 6.2(o).
“OC Holders’ Representative” has the meaning set forth in Section 10.20.
“OC Shares Allocation Percentage” means, with respect to each OC Holder, (i) the percentage set forth opposite such OC Holder’s name under the heading “OC Shares Allocation Percentage” on Exhibit I, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) such OC Holder’s Pro Rata Portion, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Closing.
“Option Cancellation Agreement” has the meaning set forth in Section 1.2(c).
“Option Cash Amount Per Share” means the quotient obtained by: dividing (i) an amount equal to $29,000,000, minus the Company Indebtedness Paid at Closing, minus the Estimated Closing Indebtedness Amount, plus the Estimated Closing Cash Amount; by (ii) the Fully Diluted Share Number.
“Option Notice Letter” means a written direction from a holder of Options to the Company acknowledging the cancellation of the Options held by such holder.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Ordinary Course Tax Sharing Agreement” means any contract entered into in the ordinary course of business that is not primarily related to Taxes but which includes a Tax Sharing Agreement (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit agreement).

“Organizational Documents” means with respect to any entity, the articles of incorporation, memorandum of association and articles of association, deed of incorporation, certificate of formation or other applicable organizational, constitutional or charter documents relating to the creation, organization or incorporation of such entity, and the bylaws, operating agreement, memorandum of association and articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property controlled, owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” shall have the meaning set forth in Section 4.13.
“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.
“Permitted Liens” statutory Liens for current Taxes not yet due or payable for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Interim Financial Statements, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).
“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address’ retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.
“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or data.
“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification, insofar as such Laws or Orders are applicable to the Company Parties in their operation of the Business.

“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of OC Shares owned by an OC Holder as of the Closing Date by (b) the total number of OC Shares.
“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Proxy Statement” has the meaning set forth in Section 4.7(b).
“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.5(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.5(c).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.7.
“Purchase Price Escrow Agreement” has the meaning set forth in Section 1.7.
“Purchase Price Escrow Amount” has the meaning set forth in Section 1.7.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Holdings under the Securities Act with respect to shares of GTY Common Stock to be issued in connection with the Transaction.
“Released Claims” has the meaning set forth in Section 10.20.
“Released Parties” has the meaning set forth in Section 10.20.
“Releasing Parties” has the meaning set forth in Section 10.20.
“Remaining Stockholder” has the meaning set forth in Section 4.12.
“Representative Losses” has the meaning set forth in Section 10.20(b).
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Reviewed Interim Financial Statements” has the meaning set forth in Section 4.15.
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach, security breach, or breach of Personal Information or data under applicable Laws.
“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.
“Seller Group” has the meaning set forth in Section 10.17.
“Signing Form 8-K” has the meaning set forth in Section 4.7(a).
“Signing Press Release” has the meaning set forth in Section 4.7(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Surviving Company” has the meaning set forth in Section 1.1.
“Tax” or “Taxes” (and with the correlative meanings, or “Taxes,” “Taxable” and “Taxing”) means any federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, unclaimed or abandoned property or escheat, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, governmental fee or other like assessment or charge (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts assessed, imposed or otherwise due or payable under applicable Laws with respect to Taxes, in each case, whether disputed or not.
“Tax Contest” has the meaning set forth in Section 5.4(d).

“Tax Representation” means those representations and warranties in Section 2.9 and those representations and warranties with respect to Taxes in Section 2.16.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body
“Tax Sharing Agreement” means any agreement (including any provision of a contract) pursuant to which any Company Party is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.
“Termination Date” has the meaning set forth in Section 8.1(b).
“Third Party Claim” has the meaning set forth in Section 7.3(b).
“Threshold” has the meaning set forth in Section 7.2(b).
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by OC Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers).
“Transfer Taxes” has the meaning set forth in Section 5.4(e).
“Trust Account” has the meaning set forth in Section 3.8.
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“WARN Act” has the meaning set forth in Section 2.15(d).
“Written Consent” has the meaning set forth in Section 4.11.
ARTICLE 10

MISCELLANEOUS
10.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the total Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.
10.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section 4.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

10.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
10.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement. Except the indemnified parties with respect to Section 5.2 and the OC Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
10.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
10.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to the Company (prior to the Closing), to:	Open Counter Enterprises Inc. 25 Taylor Street San Francisco, CA 94102 Attention: Chief Executive Officer Email: joel@opencounter.com Facsimile: (800) 216-7360 Telephone: (415) 404-8733
Copy to:	VLP Law Group LLP 555 Bryant Street, Suite 820 Palo Alto, CA 94301 Attention: Whit Bissell (with only email constituting notice) Email: wbissell@vlplawgroup.com Telephone: (415) 684-7440
If to OC Holders’ Representative or to the OC Holders (after the Closing), to:	Shareholder Representative Services LLC 950 17th Street, Suite 1400 Denver, CO 80202 Attention: Managing Director Email: deals@srsacquiom.com Facsimile: (303) 623-0294 Telephone: (303) 648-4085

If to GTY, Merger Sub or the Surviving Company:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology
Copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
10.8 Governing Law.   This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
10.9 Amendments and Waivers.   Except as provided in Preliminary Statement H., no amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
10.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
10.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
10.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. Unless expressly indicated otherwise in this Agreement, (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Article 2 and Article 3 are made shall not change as a result of the execution of this Agreement and shall be made as of such date as they were in the Original Merger Agreement.
10.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
10.14 Waiver of Jury Trial.   Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.
10.15 Exclusive Venue.   The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the

Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.
10.16 Trust Account Waiver.   Each of the Company and the OC Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the OC Holders’ Representative (solely on behalf of the OC Holders) hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever related to this Agreement.
10.17 Additional Waiver of Conflicts.   Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, shareholders, partners, officers, employees and Affiliates that the Company, and not any of the individual OC Holders, is the client of VLP Law Group LLP (the “Firm”). After the Closing, it is possible that the Firm will represent the OC Holders, the OC Holders’ Representative, any advisory committee appointed by the OC Holders to advise the OC Holders’ Representative, and/or each of their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, and with respect to any claims made hereunder or pursuant to the Escrow Agreement. GTY and the Surviving Company hereby agree that the Firm (or any successors) may represent the Seller Group (and/or any subset thereof) after the Closing in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Purchase Price Escrow Amount and the Escrow Shares, and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. After the Closing, the Firm (or any successors) may serve as counsel to all or a portion of the Seller Group or any director, shareholders, partner, officer, employee, representative or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto consents thereto, and waives any conflict of interest arising from such representation.
10.18 Releases.   Effective as of the Closing, each OC Holder, on behalf of himself and his Affiliates, successors and assigns (collectively, the “Releasing Parties”), hereby generally releases, remises and forever discharges the Company and its successors and permitted assigns, and the current and former officers, employees, directors, shareholders, and representatives thereof  (collectively, the “Released Parties”) from and against any and all claims, demands, Liens, actions, litigation, Contracts, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, orders, requirements of applicable law, Losses and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter can, shall or may exist, based on any facts, events or omissions occurring from any time on or prior to the execution and delivery of this Agreement arising out of, caused by or as a result of any rights any Releasing Party may have against the Released Parties (collectively, the “Released Claims”); provided, however, that the foregoing release shall not apply to any rights any OC Holder may have under this Agreement or any Ancillary Agreement. Each OC Holder hereby represents and warrants to GTY that he has not voluntarily or involuntarily assigned, pledged, encumbered or in any manner transferred or conveyed all or any portion of the Released Claims and that no Person other than such party has any interest in any Released Claims by applicable law or Contract or by virtue of any action or inaction by such party. Each OC Holder, for himself and the other Releasing Parties, hereby covenants and agrees not to sue any of the Released Parties with regard to any of the Released Claims.

Each OC Holder stipulates and agrees that such OC Holder hereby expressly waives and relinquishes to the fullest extent permitted by applicable law any and all provisions, rights and benefits conferred by applicable law of any state or territory of the United States, or principle of common law, relating to the preservation of unknown claims, including but not limited to Cal. Civ. Code § 1542 (and all other applicable law, rules and regulations which are similar, comparable, or equivalent to said code section), which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
Notwithstanding the above-referenced provision, and for the purpose of implementing a full and complete release and discharge of the Released Parties, each OC Holder expressly acknowledges and agrees that this Agreement and this provision is in full accord, satisfaction, and discharge of any and all of such Released Claims and that this Agreement and this provision has been executed with the express intention of effectuating a complete extinguishment of all known and unknown claims. Each OC Holder hereby acknowledges that the inclusion of  “unknown claims” in the Released Claims set forth above was separately bargained for and was a key element of the transactions contemplated by, and the covenants and agreements set forth in, this Agreement.
10.19 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the OC Holders, to the extent the OC Holders agree to be bound by this Agreement pursuant to their Letters of Transmittal) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.
10.20 OC Holders’ Representative.
(a) Each OC Holder shall be deemed to have appointed Shareholder Representative Services LLC (“OC Holders’ Representative”) to serve as agent, representative and attorney-in-fact for and on behalf of OC Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the OC Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of OC Holders’ Representative for the accomplishment of the foregoing. More specifically, OC Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each OC Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each OC Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such OC Holder hereunder or pursuant to any Ancillary Agreement after the Closing shall be deemed so given if given to OC Holders’ Representative. OC Holders’ Representative shall be authorized to take all actions on behalf of OC Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the OC Holders. No bond shall be required of OC Holders’ Representative. Notices or communications to or from OC Holders’ Representative after the Closing shall constitute notice to or from each OC Holder.

(b) OC Holders’ Representative shall not be liable for any act done or omitted hereunder as OC Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The OC Holders will indemnify, defend and hold harmless the OC Holders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the OC Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the OC Holders’ Representative, the OC Holders’ Representative will reimburse the OC Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the OC Holders’ Representative by the OC Holders, any such Representative Losses may be recovered by the OC Holders’ Representative from (i) the funds in the Expense Fund, and (ii) the amounts in the Purchase Price Escrow Account and the Indemnity Escrow Account at such time as remaining amounts would otherwise be distributable to the OC Holders; provided, that while this section allows the OC Holders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the OC Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the OC Holders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the OC Holders’ Representative be required to advance its own funds on behalf of the OC Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the OC Holders set forth elsewhere in this Agreement or the Letters of Transmittal are not intended to be applicable to the indemnities provided to the OC Holders’ Representative under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the OC Holders’ Representative or the termination of this Agreement.
(c) A decision, act, consent or instruction of OC Holders’ Representative shall constitute a decision of all OC Holders and shall be final, binding and conclusive upon all OC Holders. GTY is hereby entitled to rely on all statements, representations and decisions of OC Holders’ Representative and shall have no liability to the Company Parties, OC Holders and OC Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of OC Holders’ Representative.
(d) OC Holders’ Representative, for itself only, represents and warrants that OC Holders’ Representative has the limited liability company capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by OC Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of OC Holders’ Representative, enforceable against OC Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
(e) Upon the Closing, the Exchange Agent will wire US $100,000 (the “Expense Fund”) to the OC Holders’ Representative, to an account designated by the OC Holders’ Representative, which will be used for the purposes of paying directly, or reimbursing the OC Holders’ Representative for, any third party expenses pursuant to this Agreement and the Ancillary Agreements. The OC Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the OC Holders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The OC Holders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The OC Holders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the OC

Holders’ Representative’s responsibilities, the OC Holders’ Representative will deliver any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the OC Holders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the OC Holders at the time of Closing.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
OPEN COUNTER ENTERPRISES INC.
By: /s/ Joel Mahoney Name: Joel Mahoney Title: CEO
GTY TECHNOLOGY HOLDINGS INC.
By: /s/ Harry You Name: Harry You Title: President & CFO
GTY OC MERGER SUB, INC.
By: /s/ Harry You Name: Harry You Title: President & CFO
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as OC Holders’ Representative
By: /s/ Kimberley Angilly Name: Kimberley Angilly Title: Director
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
Form of Letter of Transmittal
See attached.

EXHIBIT B
Registration Rights
Definitions:   As used in this Exhibit B, the following terms have the meanings specified below. All other capitalized terms have the meanings set forth in the Agreement. Unless otherwise specified, Section references in this Exhibit B are references to Sections in this Exhibit B.
1. Within one hundred and twenty (120) days after the Closing Date, GTY shall (i) file a registration statement on Form S-3 for a secondary offering (including any successor registration statement covering the resale of the Registrable Securities a “Resale Shelf”) of  (x) the GTY Common Stock issued to the OC Holders under this Agreement and (y) any other equity security of GTY issued or issuable with respect to the securities referred to in clause (x) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”) pursuant to Rule 415 under the Securities Act; provided that if Form S-3 is unavailable for such a registration, GTY shall register the resale of the Registrable Securities on another appropriate form and undertake to register the Registrable Securities on Form S-3 as soon as such form is available, (ii) use its commercially reasonable efforts to cause the Resale Shelf to be declared effective under the Securities Act promptly thereafter, but in no event later than sixty (60) days thereafter (the “Effectiveness Deadline”), and (iii) maintain the effectiveness of such Resale Shelf with respect to the Registrable Securities until the date that is three years following the Closing Date or, if earlier, until the distribution of the OC Holder’s Registrable Securities covered by the Resale Shelf has been completed. GTY shall use its commercially reasonable efforts to register and qualify the Registrable Securities under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the OC Holders. GTY shall use its commercially reasonable efforts to cause the Registrable Securities to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by GTY are then listed. GTY shall pay all fees and expenses incident to the performance of or compliance with its obligations to prepare, file and maintain the Resale Shelf  (including fees of its counsel and accountants). All Selling Expenses (as defined below), relating to Registrable Securities registered pursuant to this Exhibit B, shall be borne and paid by the OC Holders pro rata on the basis of the number of Registrable Securities registered on their behalf. “Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any OC Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by GTY as provided in this Exhibit B.
2. GTY may suspend the use of a prospectus included in the Resale Shelf by furnishing to the OC Holders a written notice signed by an executive officer of GTY (“Suspension Notice”) stating that in the good faith judgment of GTY, it would be materially detrimental to GTY and GTY Shareholders because such action would: (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving GTY; (ii) require premature disclosure of material information that GTY has a bona fide business purpose for preserving as confidential; or (iii) render GTY unable to comply with requirements under the Securities Act or the Securities Exchange Act; provided, however, that GTY may not invoke this right more than once in any twelve (12) month period; provided, further, that GTY shall not register any securities for its own account (other than on Form S-4 or S-8, or any successor registration statement thereto) or that of any GTY Shareholder during such suspension period. A holder of Registrable Securities shall not effect any sales of Registrable Securities pursuant to the Resale Shelf at any time after it has received a Suspension Notice from GTY and prior to receipt of an End of Suspension Notice (as defined below). The holders may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf following further written notice to such effect (an “End of Suspension Notice”) from GTY to the holders. GTY shall act in good faith to permit any suspension period contemplated by this paragraph to be concluded as promptly as reasonably practicable.
3. The OC Holders agree that, except as required by applicable law, the OC Holders shall treat as confidential the receipt of any Suspension Notice (provided that in no event shall such notice contain any material nonpublic information of GTY) hereunder and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of GTY until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of the terms of this Agreement.

4. GTY shall indemnify and hold harmless each OC Holder, its directors and officers, partners, members, managers, employees, agents, and representatives of such OC Holder and each person, if any, who controls such OC Holder within the meaning of the Securities Act and the Securities Exchange Act, and any agent thereof  (collectively, “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), promptly as incurred, arising out of, based upon or resulting from any untrue statement or alleged untrue statement of any material fact contained in the Resale Shelf  (or any amendment or supplement thereto), the related prospectus, or any amendment or supplement thereto, or arise out of, are based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that GTY shall not be liable in any such case or to any Indemnified Person to the extent that any such Loss arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission or so made in reliance upon or in conformity with information furnished by or on behalf of such Indemnified Person in writing specifically for use in the preparation of the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person, and shall survive the transfer of such securities by the OC Holders.
5. GTY’s obligations under paragraph (1) of this Exhibit B with respect to registering the Registrable Securities of any OC Holder is subject to such OC Holder furnishing to GTY such information regarding himself, herself or itself, the Registrable Securities held by him, her or it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such OC Holder’s Registrable Securities. Each OC Holder shall indemnify GTY, its officers, directors, managers, employees, agents and representatives, and each person who controls GTY (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of material fact contained in the Resale Shelf, the related prospectus, or any amendment or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such OC Holder expressly for inclusion in such document; provided that the obligation to indemnify shall be individual, not joint and several, for each OC Holder and shall be limited to the net amount of proceeds received by such OC Holder from the sale of Registrable Securities pursuant to the Resale Shelf; provided, further, that the indemnity agreement contained in this paragraph (5) of this Exhibit B shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the OC Holder, which consent shall not be unreasonably withheld.
6. GTY shall cooperate with the OC Holders, to the extent the Registrable Securities become freely tradable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Resale Shelf and enable such certificates to be in such denominations or amounts, as the case may be, as the OC Holders may reasonably request and registered in such names as the OC Holders may request.
7. If requested by a OC Holder, GTY shall as soon as practicable, subject to any Suspension Notice: (i) incorporate in a prospectus supplement or post-effective amendment such information as a OC Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by a OC Holder holding any Registrable Securities.

8. As long as the OC Holders shall own Registrable Securities, GTY, at all times while it shall be reporting under the Securities Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by GTY after the date hereof pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act. GTY further covenants that it shall take such further action as the OC Holders may reasonably request, all to the extent required from time to time, to enable the OC Holders to sell the Registrable Securities held by the OC Holders without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions.
9. The rights, duties and obligations of each OC Holder under this Exhibit B may be assigned or delegated by such OC Holder in conjunction with and to the extent of any permitted transfer or assignment of Registrable Securities by such OC Holder to any permitted transferee or assignee.

EXHIBIT C
Form of OC Holder Consent
See attached.

EXHIBIT D
Form of escrow Agreement
See attached.

EXHIBIT E
GTY Equity Incentive Plan
See attached.

EXHIBIT F
Form of Founder Lock-Up Agreement
GTY Technology Holdings Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Ladies and Gentlemen:
This letter (this “Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”), entered into on September   , 2018 by and among Open Counter Enterprises Inc., a Delaware corporation, GTY Technology Holdings Inc., a Cayman Islands exempted company, GTY OC Merger Sub, Inc., a Delaware corporation, and Shareholder Representative Services LLC, solely in its capacity as shareholders representative, pursuant to which the undersigned will receive shares of common stock of Holdings, a Massachusetts corporation (the “Holdings Shares”). In recognition of the benefit that the Closing (as defined below) will confer upon the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned acknowledges and agrees that:
1. Definitions. As used herein:
a. “Closing” shall mean the closing of the transactions contemplated in the Merger Agreement.
b. “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
2. The undersigned shall not Transfer any Holdings Shares (the “Holdings Shares Lock-Up”) until the earlier of  (a) one year after the Closing and (b) the date on which GTY completes a liquidation, merger, share exchange or other similar transaction that results in all of Holdings’s shareholders having the right to exchange Holdings Shares for cash, securities or other property. Notwithstanding the foregoing, if, the closing price of the Holdings Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, the Holdings Shares shall be released from the Holdings Shares Lock-Up.
3. Notwithstanding the provisions set forth in paragraph 2, Transfers of the Holdings Shares are permitted: (a) to Holdings’s officers and directors or any affiliate or family member of any of Holdings’s officers or directors; (b) to any affiliate or member of or successor entity to GTY Investors, LLC; (c) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (e) in the case of an individual, pursuant to a qualified domestic relations order and (f) in the case the undersigned is not an individual, by dissolution of the undersigned by virtue of the laws of the applicable jurisdiction of incorporation or formation of the undersigned or applicable provisions of the governing documents of the undersigned; provided, however, that in the case of clauses (a) through (f), these transferees must enter into a written agreement with Holdings agreeing to be bound by the transfer restrictions in this Letter Agreement.
4. The undersigned hereby agrees and acknowledges that (a) Holdings would be irreparably injured in the event of a breach by the undersigned of his, her or its obligations, as applicable pursuant to this Letter Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) Holdings shall be entitled to injunctive relief, in addition to any other remedy that Holdings may have in law or in equity, in the event of such breach.
[Remainder of Page Intentionally Left Blank]

Very truly yours,
Signature:
Print Name:

EXHIBITS G
Employment Agreements
See attached.

EXHIBITS H
Restrictive Covenant Agreements
See attached.

EXHIBIT I
OC Holders Allocation Percentages
OC Holder	Cash Allocation Percentage	OC Shares Allocation Percentage
Joel Y. Mahoney	49.82%	49.86%
Peter J. Koht	49.82%	49.86%
Mun May Tee	0.07%	0.05%
Talin Salway	0.29%	0.22%

Annex F
Execution Version
SHARE PURCHASE AGREEMENT

by and among

Questica Inc.,

Questica USCDN Inc.,

GTY Technology Holdings Inc.,

Fernbrook Homes (Hi-Tech) Limited

Allan Booth

Dennis Parass

Shockt Inc.

Ross Soft Inc.

Craig Ross

1176368 B.C. Ltd.

dated September 12, 2018
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Exhibits and Schedules
Exhibit A	Form of Restrictive Covenant Agreement
Exhibit B	Form of Employment Agreement
Exhibit C	Class B Exchange
Exhibit D	Form of Escrow Agreement
Exhibit E	Registration Rights
Exhibit F	Principles of GTY Equity Incentive Plan
Exhibit G	Pre-Closing Reorganization
Exhibit H	Exchangeable Share Provisions and Support Agreement
Exhibit I	Form of Questica Holders Lockup Agreement
Questica Holders’ Disclosure Schedule
GTY’s Disclosure Schedule
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SHARE PURCHASE AGREEMENT
This Share Purchase Agreement (this “Agreement”) is entered into on September 12, 2018 by and among Questica Inc. (“Questica”), a corporation incorporated under the laws of Ontario, Canada, Questica USCDN Inc., a corporation incorporated under the laws of Ontario, Canada (“Questica USCDN”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), 1176368 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia) (“Exchangeco”), and each of SHOCKT Inc., Dennis Parass, Fernbrook Homes (Hi-Tech) Limited, Allan Booth, and Ross Soft Inc. (collectively, the “Questica Holders”) and Craig Ross in his capacity as Questica Holders’ Representative. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in ARTICLE 10 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of Questica, Questica USCDN, GTY, Exchangeco and the Questica Holders may also be referred to individually herein as a “Party,” and collectively as the “Parties”.
PRELIMINARY STATEMENTS
A. GTY is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
B. Exchangeco is an indirect wholly-owned Subsidiary of GTY.
C. Prior to the Effective Time, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).
D. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
E. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
F. The Companies and their respective Subsidiaries are engaged in the business of providing budgeting, performance and transparency software products and associated or related services, including to implementation and support services, and all activities ancillary thereto (the “Business”).
G. Immediately prior to the Effective Time, the Questica Holders own all of the issued and outstanding shares of Capital Stock of the Companies, which consists of, in the case of Questica, 100 Class A Common Shares and 8 Class B Common shares and in the case of Questica USCDN, 108,000 Common shares (collectively, the “Questica Shares”).
H. Exchangeco desires to acquire all of the Questica Shares and the Questica Holders desire to sell such shares to Exchangeco.
I. This Agreement sets forth the terms and conditions upon which Exchangeco will purchase from the Questica Holders, and the Questica Holders will sell to Exchangeco all of the Questica Shares.
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Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1

PURCHASE AND SALE; CONSIDERATION
1.1 Purchase and Sale.   Subject to the terms and conditions of this Agreement, each Questica Holder agrees to sell, assign and transfer, free and clear of any and all Liens other than restrictions on transfer arising under applicable securities Laws, to Exchangeco and Exchangeco agrees to purchase from each Questica Holder, as of Closing on the Closing Date, all (but not less than all) of the Questica Shares held by each such Questica Holder as of Closing as set forth in Section 3.3(a) of the Questica Disclosure Schedule, which Questica Shares collectively will constitute all (but not less than all) of the issued and outstanding shares of Capital Stock of the Companies as of Closing on the Closing Date.
1.2 Purchase Consideration.   The consideration payable to each Questica Holder by Exchangeco for all of the Questica Shares held by it at Closing is the aggregate of the following (collectively, the “Purchase Consideration”):
(a) the Pro Rata Portion of the Consideration Shares, less the Pro Rata Portion of the Escrow Shares, payable in accordance with the procedures set forth in Section 1.3;
(b) the Pro Rata Portion of the Cash Consideration payable in accordance with the procedures set forth in Section 1.3; and
(c) the Pro Rata Portion of the Escrow Shares, the Cash Escrow Amount and the Purchase Price Escrow Amount, if any, that are distributed or paid to the Questica Holders pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions or payments are required to be made.
For certainty, there is no assurance that the Questica Holders will be entitled to receive any of the distributions or payments contemplated in the foregoing subsection (c).
1.3 Payment and Delivery of Purchase Consideration.
(a) Exchangeco shall pay the Purchase Consideration at Closing as follows:
(i) by paying to the Questica Holders’ Representative, or as may otherwise be directed by the Questica Holders’ Representative in writing, at Closing the Cash Consideration by wire transfer of immediately available funds to an account designated in writing by the Questica Holders’ Representative to GTY prior to the Closing Date, and the Questica Holders’ Representative shall distribute, or cause to be distributed, the respective Pro Rata Portions of such funds to the Questica Holders;
(ii) by issuing to the Questica Holders at Closing their respective Pro Rata Portions of (A) two million Class A Exchangeable Shares, each valued at Ten Dollars ($10.00) per share, less the Pro Rata Portion of the Escrow Shares, and (B) one million Class B Exchangeable Shares (collectively, the “Consideration Shares”) which Consideration Shares (and the Underlying Shares issued on exchange thereof) shall be subject to the Questica Holder Lockup Agreement;
(iii) by depositing at Closing the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement; and
(iv) for the purpose of securing the Questica Holders’ Representative’s obligations under Section 1.5 and Section 1.6, by depositing at Closing $100,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement.
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(b) The Cash Consideration and the Consideration Shares (less the Escrow Shares), are referred to herein, collectively, the “Closing Date Consideration”.
(c) All amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.6 and Section 1.7.
(d) No certificates evidencing fractional Consideration Shares shall be issued at Closing, and in lieu thereof, each Questica Holder who would otherwise be entitled to a fraction of a Consideration Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.
1.4 Exchange Share Rollover Election.   Exchangeco and each Questica Holder receiving Exchangeable Shares as Purchase Consideration at Closing shall, at the request and expense of such holder, make a joint election under subsection 85(1) of the Tax Act and the corresponding provisions of any applicable provincial Tax statute with respect to the sale of Questica Shares sold by such holder. Each such joint election shall specify an elected amount in respect of such Questica Shares to be determined by the relevant holder, subject to the limitations set forth in the Tax Act and the corresponding provisions of any applicable provincial Tax statute.
1.5 Reference Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the Questica Holders’ Representative shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Companies’ good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration. In connection with the Closing Date Statement, the Questica Holders’ Representative shall deliver to GTY a statement allocating the Purchaser Price as between the Companies for review by GTY. Upon GTY’s review and comment, and the mutual agreement between GTY (acting reasonably) and the Questica Holders’ Representative, such statement shall serve as the allocation of the Purchase Price between the Companies for all purposes under this Agreement.
1.6 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within seventy-five (75) days after Closing, GTY shall deliver to the Questica Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Cash, and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”).
(b) Following the Closing Date, GTY shall permit the Questica Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company Parties, in each case for the purposes of the review and objection right and dispute process contemplated in this Section1.6. Notwithstanding the foregoing provisions of this Section 1.6(b), GTY shall not be required to, or to cause the Companies or any of the Companies’ respective Subsidiaries or Affiliates to, grant access to or furnish information to the Questica Holders’ Representative to the extent that (i) such information is subject to an attorney/client or attorney work product privilege or (ii) such access or the furnishing of such information is prohibited by applicable Law provided, however, if the provision of such information to the Questica Holders’ Representative is prohibited pursuant to either subclause (i) or (ii), if possible, GTY will redact such information in such a manner as it will remain subject to attorney/client or attorney work product privilege or the furnishing of such information will no longer be prohibited by applicable Law and provide such information to the Questica Holders’ Representative.
(c) If the Questica Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the Questica Holders’ Representative shall notify GTY in writing of such disagreement within forty-five (45) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of
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GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the Questica Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the Questica Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 45-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the Questica Holders’ Representative, shall be the “Final Purchase Price Adjustment Statement”. If the Questica Holders’ Representative does deliver a Purchase Price Dispute Notice within such 45-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.6(d).
(d) GTY and the Questica Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the “Final Purchase Price Adjustment Statement”. If GTY and the Questica Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the Questica Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the Questica Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the Questica Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the Questica Holders’ Representative or any of their respective Affiliates. The Questica Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the Questica Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the Questica Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the Questica Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the Questica Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by GTY and the Questica Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this ARTICLE 1), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the Questica Holders’ Representative based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the Questica Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the Questica Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to ARTICLE 8.
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(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Closing Cash Amount as set forth in the Final Purchase Price Adjustment Statement (in each case, terms used in this paragraph which are not defined in this Agreement shall have the same meaning as those same terms that are defined by reference to “Estimated”, except as finally determined).
(f) The Questica Holders’ Representative and GTY agree to treat any payment made pursuant to this Section 1.7 as an adjustment to the Purchase Consideration for federal, state, local and non-U.S. income Tax purposes.
1.7 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) the Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the Questica Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Questica Holders’ Representative for the benefit of the Questica Holders; and
(ii) GTY shall promptly pay to the Questica Holders’ Representative the Adjustment Amount for the benefit of the Questica Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the Questica Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(i) to GTY, an amount equal to the lesser of: (A) the balance of the Purchase Price Escrow Account, and (B) the absolute value of the Adjustment Amount; and
(ii) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Questica Holders’ Representative the remainder of the Purchase Price Escrow Account, for the benefit of the Questica Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option and in its sole discretion, from the Indemnity Escrow Account or directly from the Questica Holders.
(e) Any amounts payable pursuant to this Section 1.7 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.6 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The Questica Holders’ Representative and GTY agree to treat any payment made pursuant to this Section 1.7 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.
1.8 Withholding.   Exchangeco, the Escrow Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under the Code, the Tax Act, or under any provision of state, local or non-U.S. Tax Law or under any other applicable legal requirement. For greater certainty, the number of Exchangeable Shares shall not be reduced to satisfy any such withholding obligation. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
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1.9 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and Questica Holders’ Representative may mutually agree in writing (the “Closing Date”).
1.10 Class B Exchange.   Subject to the terms and conditions of Exhibit C, after the Closing, the Questica Holders may be entitled, in accordance with the Exchangeable Share Provisions and the terms of the Support Agreement, to exchange the Class B Exchangeable Shares delivered as part of the Consideration Amount into such number of Class A Exchangeable Shares exchangeable into GTY Shares as determined by the Exchangeable Share Provisions.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES CONCERNING THE QUESTICA HOLDERS
As an inducement to GTY and Exchangeco to enter into this Agreement and to consummate the Transaction, each Questica Holder hereby represents and warrants to GTY and Exchangeco as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Questica Holder (a) if it is a corporation or other entity, is an entity as described in Section 2.1 of the Questica Holders’ Disclosure Schedule, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, (b) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (c) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not prohibit such Questica Holder from complying with its obligations under this Agreement or any Ancillary Agreement, as applicable, or otherwise consummating the Transaction.
2.2 Authorization of Transaction.   Each Questica Holder has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Questica Holder, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Questica Holder. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Questica Holder that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Questica Holder that is a party hereto and thereto, enforceable against such Questica Holder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
2.3 Title to Questica Shares.
(a) Each Questica Holder has good and marketable title to, and is the record and beneficial owner of, the Questica Shares indicated as owned by it in Section 2.3(a) of the Questica Holders’ Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, Exchangeco will acquire good and valid title to all of the Questica Shares, free and clear of all Liens. Except for the GTY Parties’ rights under this Agreement, no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by Law or by Contract) capable of becoming such, for the purchase or acquisition from any Questica Holder of any of the Questica Shares.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Questica Holders’ Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction by each Questica Holder, does not and will
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not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Questica Holder or (ii) provision of the Organizational Documents of any Questica Holder; (b) except to the extent that such event does not adversely affect the ability of each Questica Holder to consummate the Transaction or perform such Questica Holder’s obligations under this Agreement, conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Questica Holder is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Questica Shares or, except to the extent that such event does not adversely affect the ability of each Questica Holder to consummate the Transaction or perform such Questica Holder’s obligations under this Agreement, any other assets of any Questica Holder; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the applicable Questica Holder, threatened in writing, against such Questica Holder, or any of its assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits such Questica Holder from complying with its obligations under this Agreement or any Ancillary Agreement, as applicable, or otherwise consummating the Transaction.
2.5 Litigation.   There are no suits or proceedings pending or, to such Questica Holder’s knowledge, threatened in writing, against such Questica Holder at law or in equity, or before or by any Government Body, which would adversely affect such Questica Holder’s performance under this Agreement or the consummation of the Transaction.
2.6 Brokers’ Fees.   Except as set forth on Section 2.5 of the Questica Holders’ Disclosure Schedule, no Questica Holder (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of either Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.7 Investment Purpose.   Any GTY Common Stock and Exchangeable Shares received by such Questica Holder as consideration pursuant to this agreement is for such Questica Holder’s own account, for investment purposes only and not with a view to the distribution or public offering thereof in violation of the US Securities Act, or any applicable United States federal or state securities laws or regulations. Such Questica Holder has received and carefully read and understands this Agreement. Such Questica Holder has been furnished with all other materials relating to GTY and the offering of the GTY Common Stock and Exchangeable Shares, if any, which have been requested by such Questica Holder. Furthermore, such Questica Holder has been afforded an opportunity to ask questions of, and receive answers from, GTY in connection with the offering of the GTY Common Stock and Exchangeable Shares. Such Questica Holder acknowledges that: (i) the offer and sale of the GTY Common Stock and Exchangeable Shares has not been and will not be registered under the US Securities Act, or the securities laws of any U.S. state or non-U.S. jurisdiction, and that the offer and sale of the GTY Common Stock and Exchangeable Shares is being made in reliance upon federal and state exemptions for transactions not involving a public offering; and (ii) the GTY Common Stock and Exchangeable Shares may not be resold or transferred except as permitted by the US Securities Act and any applicable U.S. state or non-U.S. securities laws, pursuant to registration or exemption therefrom. Such Questica Holder understands that neither the U.S. Securities and Exchange Commission nor any other federal, state or non-U.S. agency has recommended, approved or endorsed the purchase of the GTY Common Stock and Exchangeable Shares as an investment or passed on the accuracy or adequacy of the information set forth in this Agreement or any other documents used in connection with the offering of GTY Common Stock and Exchangeable Shares. Such Questica Holder has relied on its own examination of GTY and the terms of the offering of the GTY Common Stock and Exchangeable Shares, including the merits and risks involved, and has reviewed the merits and risks of the purchase of the GTY Common Stock and Exchangeable Shares with tax, legal and investment counsel to the extent deemed advisable by such Questica Holder. Such Questica Holder has obtained, in the judgment of such Questica Holder, sufficient information to evaluate the merits and risks of an investment in GTY. Such Questica Holder has sufficient knowledge and experience in financial and business matters to evaluate the merits and
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risks associated with such investment and to make an informed investment decision with respect thereto. Other than the representations, warranties, covenants and disclosures set out in this Agreement, the GTY Disclosure Schedules and in any Ancillary Agreement, such Questica Holder has not relied and will not rely upon any representations made by, or other information (whether oral or written) furnished by or on behalf of, GTY or any of its directors, officers, employees, agents, affiliates or representatives.
2.8 Knowledge and Experience.   Such Questica Holder has such knowledge and experience in financial and business matters that such Questica Holder is capable of evaluating the merits and risks of the Questica Holder’s investment in the GTY Common Stock and Exchangeable Shares, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. Such Questica Holder has had the opportunity to engage, or has engaged, legal, financial, accounting, tax and other advisors, experienced in the evaluation and purchase of securities of companies such as GTY as contemplated hereunder. Such Questica Holder has undertaken such investigation, and has been provided and reviewed such documents and information, as he or it has deemed necessary to enable him or it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Such Questica Holder is an “accredited investor” as that term is defined in Regulation D under the US Securities Act. Such Questica Holder will acquire the GTY Common Stock and Exchangeable Shares for its own account solely for investment purposes and not for the account of others or with a view to the distribution or resale of such GTY Common Stock and Exchangeable Shares or any interests therein. Such Questica Holder understands that the purchase of the GTY Common Stock and Exchangeable Shares represents a highly speculative investment, which involves a high degree of risk of loss. Such Questica Holder cannot expect to be able to liquidate any investment in GTY in the case of an emergency, or perhaps at all. Such Questica Holder has adequate means to provide for such Questica Holder’s current cash needs and possible contingencies, and its financial condition is such that it can afford to bear all risks associated with the purchase of the GTY Common Stock. Such Questica Holder has the financial capacity to hold the GTY Common Stock and Exchangeable Shares for an indefinite period of time and can afford to suffer the complete loss thereof. Such Questica Holder confirms that the GTY Common Stock and Exchangeable Shares were not offered to such Questica Holder by any means of general solicitation or general advertising. Such Questica Holder, either directly or indirectly through its beneficial owners, has a pre-existing business relationship with GTY.
2.9 Disclosure.   Such Questica Holder has been given access to all information regarding the financial condition and the proposed business and operations of GTY and its Subsidiaries and all other information that such Questica Holder has requested in order to evaluate its investment in GTY. Prior to the date hereof, GTY has made available to such Questica Holder the opportunity to ask questions of, and to receive answers from, persons acting on behalf of GTY concerning the terms and conditions of this Agreement, and to obtain any additional information desired by such Questica Holder with respect to GTY and its Subsidiaries.
2.10 No Other Representations or Warranties; Acknowledgments.   No representations or warranties, oral or otherwise, have been made to such Questica Holder or any party acting on such Questica Holder’s behalf in connection with the investment in the GTY Common Stock and Exchangeable Shares other than the representations and warranties specifically set forth in this Agreement. Such Questica Holder has had an opportunity to consult an independent financial, tax and legal advisor and such Questica Holder’s decision to enter into this Agreement has been based solely upon such Questica Holder’s evaluation. Such Questica Holder is aware that this Agreement provides significant restrictions on such Questica Holder’s ability to transfer or dispose of the GTY Common Stock and Exchangeable Shares. By subscribing for the GTY Common Stock and Exchangeable Shares, such Questica Holder represents and warrants to GTY that its participation in the trade and acceptance of such securities is voluntary and that such Questica Holder has not been induced to participate by expectation of engagement, appointment, employment or continued engagement, appointment or employment with GTY or its Affiliates, as applicable.
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ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANIES
As an inducement to GTY and Exchangeco to enter into this Agreement and to consummate the Transaction, each Company and each Questica Holder, jointly and severally, hereby represents and warrants to GTY and Exchangeco as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
3.1 Organization, Qualification and Power.   Each Company Party (a) is an entity as described in Section 3.1 of the Questica Holders’ Disclosure Schedule, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, (b) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (c) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a materially negative effect on the Company Parties. Each Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws, in each case in all material respects. There have been no formal meetings of the equityholders or the boards of directors (or equivalent body) of the Company Parties or other material corporate actions, resolutions or consents of the equityholders or the boards of directors (or equivalent body) of the Company Parties that are not reflected in such books and records. No Company Party is in default under or in violation of any provision of its Organizational Documents, or, except as disclosed in Section 3.1 of the Questica Holders’ Disclosure Schedule, has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past three (3) years.
3.2 Authorization of Transaction.   Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
3.3 Capitalization and Subsidiaries.
(a) The Questica Shares represent one hundred percent (100%) of the issued and outstanding Capital Stock of the Companies, and Section 3.3(a) of the Questica Holders’ Disclosure Schedule lists the record and beneficial owners of such Questica Shares and the number of Questica Shares owned by each such Person. All of the Questica Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws. None of the Questica Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 3.3(a) of the Questica Holders’ Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of either Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to either Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of either Company, (iv) Contracts under which either Company is or may become
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obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of either Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of either Company.
(b) Section 3.3(b) of the Questica Holders’ Disclosure Schedule lists all of the issued and outstanding Capital Stock of each Subsidiary of each Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 3.3(b) of the Questica Holders’ Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 3.3(b) of the Questica Holders’ Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of either Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of either Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of either Company, (iv) Contracts under which either Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of either Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of either Company. Each Person set forth in Section 3.3(b) of the Questica Holders’ Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.
(c) Except as set forth in Section 3.3(c) of the Questica Holders’ Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
3.4 Non-contravention; Required Consents.
Except as set forth in Section 3.4 of the Questica Holders’ Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly:
(a) violate or conflict with any (i) Law or Order applicable to any Company Party, or (ii) provision of the Organizational Documents of any Company Party;
(b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject;
(c) result in the creation or imposition of any Lien upon the Capital Stock or assets of any Company Party or any of the Questica Shares; or
(d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Companies or the Questica Holders, threatened in writing, against any Company Party or the Business, or any of their respective assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits any Questica Holder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement, as applicable, or otherwise consummating the Transaction.
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3.5 Brokers’ Fees.   Except as set forth on Section 3.5 of the Questica Holders’ Disclosure Schedule, no Company Party (a) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (b) has entered into any Contract which could give rise to any liability or obligation of either Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 3.6(a)(i) of the Questica Holders’ Disclosure Schedule are correct and complete copies of the following financial statements: (i) the unaudited review engagement balance sheets, statements of retained earnings and statements of earnings for Questica as of and for the fiscal years ended August 31, 2015, 2016 and 2017, and the unaudited notice to reader balance sheets, statements of deficiencies and statements of earnings for Questica USCDN and Questica Ltd. as of and for the fiscal year ended August 31, 2017 (collectively, the “Unaudited Financial Statements”); and (ii) unaudited balance sheets, statements of retained earnings and statements of earnings for each of Questica, Questica USCDN and Questica Ltd. for the 11 month period ended July 31, 2018 (collectively, the “Interim Financial Statements”, and together with the Unaudited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with ASPE applied on a basis consistent with past practices of the Company Parties, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Unaudited Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending. The Financial Statements comply, in all material respects, with the applicable requirements of Regulation S-X and the Financial Reporting Manual for financial statements to be included in the Registration Statement.
(b) No Company Party or independent auditor of any Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the system of internal controls or financial reporting utilized by the Company Parties, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements or the internal controls utilized by the Company Parties, or (iii) any claim or allegation regarding any of the foregoing. Each Company has Made Available to the GTY Parties, prior to the date of this Agreement, copies of each management letter delivered to the Company Parties by its accounting firm on or after January 1, 2015 in connection with the Financial Statements or relating to any review by such accounting firm of the internal controls of the Company Parties.
(c) Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, there has not been any Material Adverse Effect and no event has occurred, and, to the Knowledge of the Companies or the Questica Holders, no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 3.6(c) of the Questica Holders’ Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
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(iv) issued, created, incurred or assumed any Debt involving more than $50,000, except for any inter-company Debt between the Company Parties;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000, except for any inter-company debt between the Company Parties;
(vi) issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 3.6(c)(vii) of the Questica Holders’ Disclosure Schedule required by existing Contracts or that are not in excess of Canadian $5,000; (B) adopted, amended or terminated any Company Benefit Plan or increased the compensation or benefits provided under any Company Benefit Plan, (C) terminated, hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider that has an annual salary or remuneration in excess of Canadian $100,000, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or ASPE, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;
(xi) except in the Ordinary Course of Business, (A) made, changed or rescinded any Tax election, (B) settled or compromised any Tax liability, (C) amended any Tax Return or taken any position on any Tax Return, (D) taken any action, omitted to take any action, or (E) entered into any other transaction that would have the effect of materially increasing its Tax liability or materially reducing any of its Tax assets in respect of any taxable period ending after the Most Recent Fiscal Year End;
(xii) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xiii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiv) made a material loan or advance to any Person except for any inter-company debt between the Company Parties, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount of assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xvi) entered into any joint venture, partnership or similar arrangement;
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(xvii) entered into or became subject to any power of attorney;
(xviii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;
(xix) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xx) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xxi) amended, modified, terminated, canceled or permitted to lapse any insurance policies; or
(xxii) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 3.6(d) of the Questica Holders’ Disclosure Schedule.
3.7 Undisclosed Liabilities.   Except as set forth in Section 3.7 of the Questica Holders’ Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued) in excess of  $100,000 in the aggregate or $50,000 with respect to any individual liability, except for liabilities that (a) are accrued or reserved against on the Financial Statements (but only to the extent of the amount accrued or reserved), (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), (c) are not, individually or in the aggregate, material in amount, (d) are imposed under applicable Law (other than a liability with respect to a breach of applicable Law); and (e) are imposed under any Contract to which any of the Company Parties is a party (other than with respect to a breach of such Contract) or by which it or its assets or properties are bound and which is required to be (and has been) disclosed in accordance with this Agreement. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
3.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 3.8(a) of the Questica Holders’ Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Companies or the Questica Holders, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.
(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all Laws and Orders applicable to the Company Parties and the Business.
(c) Section 3.8(c) of the Questica Holders’ Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. Except as set forth on Section 3.8(c) of the Questica Holders’ Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental
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Body. All such Permits are renewable by their terms or in the Ordinary Course of Business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges Since January 1, 2015, (i) there has not occurred any default under any Permit by the Company Parties, (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Companies or the Questica Holders, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such Permit that is material to the conduct of the business of either Company and its Subsidiaries as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.
3.9 Tax Matters.
(a) The Company Parties and the Business have timely filed all Tax Returns required to be filed by them, and all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes owed by the Company Parties (whether or not shown or required to be shown on any Tax Return) have been paid. The Company Parties have made adequate provision in the Financial Statements and their books and records for all Taxes which are not yet due and payable. Neither the Company Parties nor the Business currently is the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2013, no claim has been made by an authority in a jurisdiction where the Company Parties or the Business do not file Tax Returns that either Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company Parties or the Business that arose in connection with any failure (or alleged failure) to pay any Tax.
(b) Each Company Party has collected, deducted, withheld and paid all Taxes required to have been collected, deducted, withheld and paid by it under applicable Laws. All Forms T4, T4A, W-2 and 1099, as well as any provincial, state, or foreign equivalent required with respect to any amounts paid or owing to any employee or independent contractor, or other Person have been properly completed and timely filed.
(c) All research and development investment tax credits (“ITCs”) were claimed by each Company Party in accordance with the Tax Act and the relevant provincial Tax Laws and each Company Party satisfied at all times the relevant criteria and conditions entitling it to such ITCs. All refunds of ITCs received or receivable by each Company Party in any taxation year were claimed in accordance with the Tax Act and the relevant provincial Tax Laws and each Company Party satisfied at all times the relevant criteria and conditions entitling it to claim a refund of such ITCs.
(d) The Questica Shares are not, and are not deemed to be, “taxable Canadian property” to any of the Questica Holders for the purposes of the Tax Act.
(e) None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Laws of any province or territory, has applied or will apply to the Company Parties at any time up to and including the Closing Date.
(f) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between any Company Party that is resident in Canada for purposes of the Tax Act and any Person that is both (i) a non-resident of Canada for purposes of the Tax Act and (ii) not dealing at arm’s length with such Company Party for purposes of the Tax Act do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act. The
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method of allocating income and deductions among the Company Parties complies with the principles set forth under applicable Tax Laws on transfer pricing, and each Company has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.
(g) Except as set out in Section 3.9(g) of the Questica Holders’ Disclosure Schedule, there is no Proceeding pending, proposed or threatened in writing, against or concerning the Business or any Company Party with respect to any Taxes.
(h) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(i) No closing agreement is currently in force pursuant to Code § 7121 (or any similar provision of Law) with respect to any of the Company Parties, and none of the Company Parties have obtained a ruling from any taxing authority with respect to any Tax which will have any effect after the Closing.
3.10 Real Property; Personal Property.
(a) None of the Company Parties have or have ever had any Owned Real Property.
(b) Section 3.10(b) of the Questica Holders’ Disclosure Schedule sets forth the municipal address and legal description of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. Each Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. Each Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither Company nor any of its respective Subsidiaries are in default under any of the Leases and, to the Knowledge of the Companies or the Questica Holders, no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of either Company or any of its Subsidiaries. To the Knowledge of the Companies or the Questica Holders, no party under any of the Leases is in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by any party. Except as set forth on Section 3.10(b) of the Questica Holders’ Disclosure Schedule, no Consent, approval, agreement or notice is required of any party prior to and/or following the consummation of the Transaction under any Company Lease.
(c) Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 3.10(b) of the Questica Holders’ Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.
(d) Except as set forth in Section 3.10(d) of the Questica Holders’ Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no Questica Holder or Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no Questica Holder or Company Party has received any written notice of any pending special Tax, levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no Questica Holder or Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.
(e) Except as set forth in Section 3.10(e) of the Questica Holders’ Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items of tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 3.10(e) of the
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Questica Holders’ Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items of tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
(f) Except as set forth in Section 3.10(f) of the Questica Holders’ Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.
3.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person in any respect in the countries where the Company has manufactured, imported, used, offered for sale, licensed or sold such products and services or operated the Business, and no Questica Holder or Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. No Person is interfering with, challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used or planned for use in, and material to, the Business in the countries where the Company has manufactured, imported, used, offered for sale, licensed or sold such Intellectual Property or operated the Business. Section 3.11(b) of the Questica Holders’ Disclosure Schedule identifies each (i) patent, trademark, service mark, Internet domain name, and copyright registration or application, material unregistered Trademark and material Software which is owned by the Company Parties and (ii) license of Intellectual Property owned by any other Person which is utilized in the operation of the Business, other than licenses of commercially available off-the-shelf Software that: (A) is licensed in executable or object code form pursuant to a nonexclusive, internal use Software license, (B) is not incorporated into, or used in the development, manufacturing or distribution of the products or services of the Company Parties, and (C) is generally available on standard terms for less than $5,000 per annum. Except as set forth in Section 3.11(b)(i) of the Questica Holders’ Disclosure Schedule, all the Intellectual Property required to be disclosed in Section 3.11(b)(i) of the Questica Holders’ Disclosure Schedule is in good standing and to the Knowledge of the Companies or the Questica Holders, all such Intellectual Property that is a patent, registration or application to patent or register Intellectual Property is valid and enforceable. Except as set forth in Section 3.11(b) of the Questica Holders’ Disclosure Schedule, a Company Party is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 3.11(b)(i) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened or pending, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any
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right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties valid and enforceable (1) written assignments of any such Intellectual Property to one of the Company Parties and (2) written irrevocable waivers of moral rights that such Persons may possess in and to such Intellectual Property under the Laws applicable to such Intellectual Property, and each Company Party has Made Available true and complete copies of such assignments and waivers to GTY. To the Knowledge of the Companies or the Questica Holders, no Person is in violation of any such written confidentiality or assignment agreements.
(d) No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee or, to the Knowledge of the Companies or the Questica Holders, contractor or consultant who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.
(e) All Software set forth on Section 3.11(b)(i) of the Questica Holders’ Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions established by the Company Parties as applicable or made available by the Company Parties to their customers;, (ii) operates free of any material defects or deficiencies and does not contain any Self-Help Code, Unauthorized Code, or similar programs, (iii) have been upgraded as necessary so that they are fully functional in every material respect on currently available platforms, and (iv) have been maintained by the Company Parties on their own behalf or on behalf of their customers in accordance with the Company Parties’ contractual obligations to their customers. All copies of source and object codes for all such Software are complete and correct except for minor deviations that would not have an adverse effect on the function or use of any of such Software or cause such Software to malfunction. No Person other than the Company Parties possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and has been maintained on a strictly confidential basis. None of the Company Parties has any obligation to provide any Person access to any such source code. The Company Parties are in possession of all other material relating to the Software used in the Business, as applicable and as reasonably necessary for the use and maintenance, of such Software as used in, or currently under development for, the Business.
(f) Except as set forth on Section 3.11(f) of the Questica Holders’ Disclosure Schedule, none of the Software set forth on Section 3.11(b)(i) of the Questica Holders’ Disclosure Schedule contains, is linked to or otherwise uses any Publicly Available Software.
(g) No Publicly Available Software has been combined with, linked to or distributed with or used in whole or in part in the former or current development of any part of any Software that is Owned Intellectual Property, nor used, licensed or distributed to any third party in any combination with such Software in a manner that may (i) require, or condition the use or distribution of such Software on, the disclosure, licensing or distribution of any source code for any portion of such Software or (ii) otherwise impose any material limitation, restriction or condition on the right or ability of the Company Parties to use or distribute such Software or enforce any Owned Intellectual Property in order to comply with any licenses applicable to such Software.
(h) The IT Assets are operational, fulfill the purposes for which they were acquired or developed, and have security, back-ups and disaster recovery arrangements in place and hardware and Software support, maintenance and trained personnel which are sufficient in all material respects for the current needs of the Business. The Company Parties have disaster recovery and security plans, procedures and facilities and have taken commercially reasonable steps consistent with industry standards to
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reasonably safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.
(i) Except as set forth on Section 3.11(i) of the Questica Holders’ Disclosure Schedule, each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(j) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(k) The Company Parties have not experienced any material Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding such a material Security Breach or material Security Incident. None of the Company Parties has received any written or oral complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(l) The Company Parties are and always have been in compliance in all material respects with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access, use or disclose all Personal Information that is processed by or on behalf of the Company Parties in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(m) The Company Parties have implemented Privacy Policies as required by applicable Privacy Laws, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any applicable Privacy Laws.
(n) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person in compliance in all material respects with all applicable Privacy and Security Requirements.
(o) The Company Parties are, and have at all times from and after July 1, 2015 been, in material compliance with CASL and any and all other applicable anti-spam legislation in respect of commercial electronic messages sent by, and on behalf of, the Company Parties, or sent by the Company Parties on behalf of third parties.
(p) The Company Parties have received no complaints from any Person pertaining to CASL compliance, and have received no inquiries, requests for information or other correspondence from the Canadian Radio-televisions and Telecommunications Commission relating to CASL compliance.
(q) From and after January 15, 2015, each Company has obtained all necessary consents with respect to the computer programs it has, in the course of commercial activity, installed or caused to be installed on any other Person’s computer system, within the meaning of CASL.
(r) None of the assets transferred to Total ETO Inc. under the Total ETO Asset Purchase Agreement are or have been used in connection with the Business, other than the Split Assets.
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3.12 Material Contracts.
(a) Section 3.12(a) of the Questica Holders’ Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Company Benefit Plan of the Company Parties):
(i) each Contract, except for Company Government Contracts, that has an annualized value or involves aggregate consideration in excess of  $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000 or the loss of which would be material to any Company Party or the Business;
(iii) each Lease;
(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each collective bargaining agreement with any labor union currently in force and effect;
(x) each Contract relating to employment or consulting between the Company Parties or the Business, on the one hand, and any of their officers, directors, or executive level employees, on the other hand;
(xi) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company Parties;
(xii) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of each Company Party in the Ordinary Course of Business and intellectual property assignment agreement with employees of each Company Party, in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000;
(xiii) each Company Government Contract and Bid with total annual consideration in excess of  $200,000;
(xiv) each Contract requiring any Company Party to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;
(xv) each Contract set forth in Section 3.18 of the Questica Holders’ Disclosure Schedule; and
(xvi) any other Contract that is material to any Company Party and not previously disclosed pursuant to this Section 3.12(a).
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(b) Each Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, and, assuming the due performance of each Material Contract by the other party or parties thereto, in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 3.12(b) of the Questica Holders’ Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Companies or the Questica Holders, any other party thereto; (iii) no counterparty to any Material Contract has or given written notice of its intent to cease to use the goods or services of either Company or the Business, or to terminate, materially reduce or change its relationship with a Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
3.13 Government Contracts and Bids.
(a) Except as set forth on Section 3.13(a) of the Questica Holders’ Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by either Company in the last five (5) years that if accepted or awarded could lead to a Contract between a Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Assuming that the applicable Governmental Body and its representatives awarding the applicable Company Government Contract complied with Laws applicable to such process (except to the extent such Laws related to the engagement with a Company Party), such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by a Company Party were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.
(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar provincial, state or federal Governmental Rule or applicable Law governing any Company Government Contract or Company Government Subcontract. No allegation that any of the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to any of the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a written cure notice, a written show cause notice or a written stop work notice, nor, to the Companies’ or the Questica Holders’ Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
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(v) No request for equitable adjustment by any Governmental Body or by any Company Party’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Companies’ or the Questica Holders’ Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b), or (ii) the violation of any Governmental Rule or applicable Law relating to any Company Government Contract or Company Government Subcontract.
(vii) Neither the Company Parties nor, to the Companies’ or the Questica Holders’ Knowledge, any of their respective directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any applicable Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of their respective businesses; to the Companies’ and the Questica Holders’ Knowledge, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Companies or the Questica Holders, any of their respective directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on their proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts as necessary to preserve their rights in any Owned Intellectual Property included in or covered by the submissions.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.
(b) The Company Parties and their respective officers, directors, managers, employees, consultants, and agents collectively hold all security clearances necessary for the operation of their businesses as presently conducted. Section 3.13(b) of the Questica Holders’ Disclosure Schedule sets forth a correct and complete list of all security clearances held by the Company Parties and their respective directors, officers, employees, consultants, or agents. To the Knowledge of the Companies or the Questica Holders there are no facts that are reasonably likely to give rise to the revocation of any security clearance of the Company Parties or any of their directors, officers, managers, employees, consultants or agents. The Company Parties and their directors, officers, managers, employees,
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consultants or agents are in compliance in all material respects with applicable facilities and personnel security clearance requirements of the United States, including those specified in the Industrial Security Regulation (DOD 5220.22-R) and the National Industrial Security Program Operating Manual, DOD 5220.22-M.
(c) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body as reasonably necessary to document and prove their reservation of rights in Owned Intellectual Property and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.
(d) To the Knowledge of the Companies or the Questica Holders, all former government personnel that have been employed or retained by the Company Parties comply with applicable Governmental rules specifically related to post-government employment.
3.14 Insurance.   Section 3.14 of the Questica Holders’ Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.
3.15 Employees.
(a) Except as set forth on Section 3.15(a) of the Questica Holders’ Disclosure Schedule none of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no, and in the past three (3) years there has not been any, labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Companies or the Questica Holders, threatened against either Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past three (3) years at any of the locations operated by the Company Parties and no union or labor representative holds bargaining rights with respect to any employees of the Company Parties or has applied or threatened to be certified as the bargaining agent of any employees of the Company Parties. To the Knowledge of the Companies or the Questica Holders, no person has applied to have any Company Party declared a common or related employer pursuant to applicable Law. The Transaction shall not create any trade union notice or consultation obligations for the Company Parties.
(b) Section 3.15(b) of the Questica Holders’ Disclosure Schedule sets forth a true and complete list of all employees of the Company Parties including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus and other incentive compensation opportunities and bonus and other incentive compensation paid, vacation entitlements and accruals, overtime eligibility and accruals, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), and date of hire. The Company Parties have not received any claims or complaints regarding unpaid overtime. A representative sample of the employment Contracts of the Companies has been Made Available to GTY.
(c) Section 3.15(c) of the Questica Holders’ Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018 and whether they are subject to a written Contract. Current and complete copies of all such Contracts have been Made Available to GTY.
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(d) The Company Parties are in material compliance with all terms and conditions of employment and all applicable Laws, including those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, human rights, discrimination in employment, wrongful discharge, collective bargaining, employment standards, fair labor standards wages and hours, affirmative action, background checks, hiring practices, the collection and payment of social security and other Taxes, workers’ compensation and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Companies or the Questica Holders, threatened against the Company Parties concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter and to the Knowledge of the Companies or the Questica Holders there is no basis for such claims. The Company Parties have properly classified all independent contractors, consultants, and temporary employees correctly pursuant to applicable Law and none of the Company Parties has received any notice from any Governmental Body disputing such classification.
(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or non-U.S. Laws, or otherwise trigger notice requirements or liability under similar state, local, or non-U.S. Laws, or (ii) incurred any liability under the WARN Act or any state, local, or non-U.S. applicable Law that remains unsatisfied.
(f) The Company Parties, as applicable, have, to the Knowledge of the Companies or the Questica Holders, paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) Except as disclosed in Section 3.15(g) of the Questica Holders’ Disclosure Schedule, no employee of any Company Party has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.
(h) Except as disclosed in Section 3.15(h) of the Questica Holders’ Disclosure Schedule there are no severance, compensation, change of control, employment, retention or other Contracts or benefit plans with current or former employees providing for cash or other compensation, benefits or acceleration of benefits upon the consummation of, or relating to, the transactions contemplated by this Agreement, including a change of control of any of the Company Parties.
(i) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Company Party has been reassessed in any material respect under such legislation during the past three (3) years and, to the Knowledge of the Companies or the Questica Holders, no audit of any Company Party is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or potential claims which may materially adversely affect any Company Party’s accident cost experience.
(j) All orders and inspection reports under applicable occupational health and safety legislation (“OHSA”) in the past three (3) years have been Made Available to the GTY Parties. There are no charges pending under OHSA. Each Company has complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.
(k) True and complete copies of all work permits and labour market impact assessment opinion confirmations relating to employees of any Company Party have been made available to the GTY Parties. The Company Parties are in compliance with all terms and conditions of the work permits and the labour market impact assessment confirmations. No audit by a Governmental Body is being conducted, or to the Knowledge of the Companies or the Questica Holders pending, in respect of any foreign workers.
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(l) Section 3.15(l) of the Questica Holders’ Disclosure Schedule lists all employees, independent contractors, consultants and temporary employees covered by any written non-competition or non-solicitation Contract with the Company Parties, and the Company Parties have provided or Made Available to GTY the representative samples of each such Contract. The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of either Company or any Subsidiary of either Company in the past three (3) years.
(m) The Company Parties have not received written notice and, to the Knowledge of the Companies or the Questica Holders, no management level employee intends to terminate its relationship with the Company Parties.
3.16 Employee Benefits.
(a) Section 3.16(a) of the Questica Holders’ Disclosure Schedule sets forth an accurate and complete list and description of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, dental, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of either Company or its Subsidiaries, which are maintained, sponsored or contributed to by either Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of either Company or its Subsidiaries participates is a “Foreign Benefit Plan”.
(b) With respect to each Company Benefit Plan, each Company has Made Available in the electronic data room to GTY copies of such Company Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan, a written description of the terms of such plan, together with all related documentation including (i) the most recent summary plan description (if any) and employee booklet, (ii) the three most recent annual reports on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iii) the three most recent compliance and nondiscrimination tests, (iv) the three most recent unaudited financial statements, (v) the most recent actuarial valuations, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) insurance contracts, including the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Body.
(c) With respect to each Company Benefit Plan: (i) each has been maintained, funded, operated, and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions, benefits, costs and premiums required to be paid with respect to any Company Benefit Plan have been paid or, to the extent not yet due, accrued on each Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body and has been maintained in good standing with the applicable Governmental Body, and nothing has occurred that would reasonably be expected to adversely affect the registered status of such Foreign Benefit Plan.
(d) Except as set forth on Section 3.16(d) of the Questica Holders’ Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) no advance tax rulings have been sought or received in respect of any Foreign Benefit Plan, (iii) the fair market value of the assets of each Company Benefit Plan, the liability of each insurer for each Company Benefit Plan funded through insurance, or the book reserve established for any Company Benefit Plan together with any accrued contributions, is sufficient to procure or provide for
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the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to or obligations under such Company Benefit Plan, and each Company Benefit Plan has the level of reserves that is reasonable and sufficient to provide for all incurred but unreported claims, and (iv) no insurance policy or any other agreement affecting any Company Benefit Plan requires or permits a retroactive increase in contributions, premiums or other payments due under such insurance policy or agreement.
(e) Except as set forth on Section 3.16(e) of the Questica Holders’ Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Foreign Benefit Plan is a “registered pension plan”, a “deferred profit sharing plan”, a “retirement compensation arrangement”, a “registered retirement savings plan”, a “pooled registered pension plan”, or a “tax free savings account” as such terms are defined or described in the Income Tax Act (Canada).
(g) No Company Benefit Plan provides welfare, health, life, death or disability benefits to any officer, director or employee of either Company or its Subsidiaries, or to the beneficiaries or dependents of any officer, director or employee of either Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable Law.
(h) With respect to the Company Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Companies or the Questica Holders, threatened against either Company or its Subsidiaries. The Company Parties and each ERISA Affiliate have, for purposes of each Company Benefit Plan, and for all other purposes, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable.
(i) No Company Party has any obligation or commitment to “gross up” any Person with respect to Taxes under Section 409A or 4999 of the Code.
(j) Except as set forth in Section 3.16(j) of the Questica Holders’ Disclosure Schedule, neither the execution by either Company of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of either Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(k) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
(l) All employee data necessary to administer each Company Benefit Plan in accordance with its terms and conditions and all Laws is in possession of either Company or its Subsidiaries and such data is complete, correct, and in a form which is sufficient for the proper administration of each Company Benefit Plan.
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(m) Only employees or former employees (or any spouses, dependents, survivors or beneficiaries of any such employees or former employees) of either Company or its Subsidiaries are entitled to participate in the Company Benefit Plans and no entity other than either Company or its Subsidiaries is a participating employer under any Company Benefit Plan.
(n) Except as set forth on Section 3.16(n) of the Questica Holders’ Disclosure Schedule, no Company Benefit Plan is a Foreign Benefit Plan.
3.17 Environmental, Health, and Safety Matters.   Except for matters set forth in Section 3.17 of the Questica Holders’ Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in material Losses:
(a) The Company Parties and the Business are, and since January 1, 2012 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since September 1, 2012. A list of all such Permits is set forth on Section 3.17(b) of the Questica Holders’ Disclosure Schedule.
(c) Since January 1, 2012, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.
(d) To the Knowledge of the Companies or the Questica Holders, no Owned Real Property or Leased Real Property contains underground storage tanks, and, to the Knowledge of the Companies or the Questica Holders, no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.
(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) To the Knowledge of the Companies or the Questica Holders, there are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) Section 3.17(g) of the Questica Holders’ Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.
3.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 3.18 of the Questica Holders’ Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any Questica Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no Questica Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no Questica Holder or Affiliate of any Questica Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on in Section 3.18 of the Questica Holders’ Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.
3.19 Competition Act; Investment Canada Act.
(a) For the purposes of Section 110(3) of the Competition Act, each of  (i) the total value of the Companies’ assets in Canada plus the assets in Canada that are owned by entities that are controlled by the Companies, and (ii) the gross revenues from sales in or from Canada generated from the assets referred to in (i) above, measured in accordance with the Competition Act, is less than C$92 million.
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(b) Neither of the Companies nor any Subsidiary thereof provides any of the services, or engages in any of the activities of, a “cultural business” within the meaning of the Investment Canada Act.
3.20 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses in violation of Anti-Corruption Laws, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, employees, and agents are and have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Laws.
3.21 Customers.
(a) Section 3.21(a) of the Questica Holders’ Disclosure Schedule sets forth an accurate and complete list of the names of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of each Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) To the Knowledge of the Companies or the Questica Holders, no event has occurred that would materially and adversely affect either Company or any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2015, no Key Customer (i) has canceled, terminated, or materially modified, or threatened in writing to cancel, terminate or materially modify, its Contract, if any, with either Company or any of its Subsidiaries, (ii) has substantially reduced, or threatened in writing to substantially reduce, the use of products or services of either Company or any of its Subsidiaries, (iii) has sought, or threatened in writing to seek, to reduce the price it pays for products or services of either Company or any of its Subsidiaries or (iv) otherwise materially modified its business relationship with either Company or any of its Subsidiaries. To the Knowledge of the Companies or the Questica Holders, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. Neither Company nor its Subsidiaries provides any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by either Company or any of its Subsidiaries pursuant to any Contract with or practice of either Company or any of its Subsidiaries.
3.22 Suppliers.
(a) Section 3.22(a) of the Questica Holders’ Disclosure Schedule sets forth an accurate and complete list of the names of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of either Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced either Company or its Subsidiaries during such period.
(b) To the Knowledge of the Companies or the Questica Holders, no event has occurred that would materially and adversely affect either Company or any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2015, no Key Supplier has (A) canceled, terminated, or materially
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modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with either Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to either Company or any of its Subsidiaries, (C) breached its obligations to either Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of either Company or any of its Subsidiaries in any material respects or (E) materially modified its business relationship with either Company or any of its Subsidiaries. To the Knowledge of the Companies or the Questica Holders, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
3.23 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 3.23(a) of the Questica Holders’ Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Companies as of the date set out on such list (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of either Company or its Subsidiaries, none of whom are Affiliates of either Company. Except to the extent paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the notes and accounts receivable as of the Closing Date than the reserve reflected on the Interim Financial Statements represented of the notes and accounts receivable reflected therein and will not represent a material and adverse change in the composition of such accounts and notes receivable in terms of aging).
(b) Except as set forth in Section 3.23(b) of the Questica Holders’ Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to either Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Companies or the Questica Holders, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by either Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.
(c) All accounts payable and notes payable of each Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, each Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 3.23(d) of the Questica Holders’ Disclosure Schedule sets forth an accurate and complete list of the names of all banks and financial institutions in which either Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.
3.24 Books and Records.   The books of account, minute books, stock record books and other records of each Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate and complete in all material respects. The minute books of each Company and each of its Subsidiaries contain accurate and complete records of all meetings held, and corporate action taken by, each Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of each Company and its Subsidiaries.
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ARTICLE 4

REPRESENTATIONS AND WARRANTIES CONCERNING GTY AND EXCHANGECO
As an inducement to the Questica Holders to enter into this Agreement and to consummate the Transactions, GTY and Exchangeco, jointly and severally, hereby represent and warrant, to the Companies and the Questica Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
4.1 Organization, Qualification and Power.   Each GTY Party (a) is duly organized, validly existing and in good standing under the Laws of State of Massachusetts or Grand Cayman, (b) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (c) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to be materially adverse to such GTY Party.
4.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board and the board of directors of Exchangeco have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board or Exchangeco are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
4.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.
(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 4.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual
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obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 4.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Consideration Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
4.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 4.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 4.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the US Securities Exchange Act and the US Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected be materially adverse to such GTY Party, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
4.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
4.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the US Securities Act or the US Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the US Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may
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be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
(c) The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (“Internal Controls”). The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.
4.7 Since the date of filing of GTY’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2017, none of the GTY Parties have suffered a Material Adverse Effect.
4.8 Litigation; Legal Compliance.   Except as set forth in Section 4.8 of GTY’s Disclosure Schedule or as would not reasonably be expected to be, individually or in the aggregate, materially adverse to such GTY Party, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties and has not received any writing alleging any failure to so comply. As of the date of this Agreement, none of the GTY Parties has any material liability except liabilities required by GAAP to be set forth on the consolidated balance sheet of the GTY, except for liabilities that (i) are accrued or reserved against on the face of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto), (ii) were incurred subsequent to the date of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) in the Ordinary Course of Business,, (iii) result from the obligations of the GTY Parties under this Agreement or any Ancillary Agreement or under any of the Roll-Up Transactions, or (iv) that individually or in the aggregate are not reasonably expected to have a Material Adverse Effect.
4.9 Trust Account.   As of the date of this Agreement, GTY has at least $562,277,933.00 Dollars in a trust account at UBS (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities”.
4.10 Investment Canada Act.   Each GTY Party is controlled by a WTO investor within the meaning of the Investment Canada Act (Canada).
4.11 Taxable Canadian Corporation.   Exchangeco is a “taxable Canadian corporation” for the purposes of the Tax Act.
4.12 No Other Representations or Warranties.   No representations or warranties, oral or otherwise, have been made to the GTY Parties or any party acting on behalf of the GTY Parties in connection with this Transaction other than the representations and warranties specifically set forth in this Agreement and the Ancillary Agreements. The GTY Parties have had an opportunity to consult an independent financial, tax and legal advisor and the decision of the GTY Parties to enter into this Agreement has been based solely upon the evaluation of the GTY Parties based on information provided by the Company Parties. GTY is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company Parties and the Transaction, which investigation, review and analysis were conducted by the GTY Parties together with their advisors that they have engaged for such purpose. The
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GTY Parties and their officers, directors, employees, agents, accountants, advisors, bankers and other representatives have been provided with full and complete access to the representatives, properties, offices, and other facilities, books and records of the Company Parties and other information that they have requested in connection with their investigation of the Company Parties and the transactions contemplated hereby. None of the Company Parties or officers, directors, employees, agents, accountants, advisors, bankers and other representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company Parties. GTY acknowledges that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). GTY acknowledges that, should the Closing occur, GTY shall acquire the equity interests of the Company Parties without any representation or warranty as to merchantability or fitness for any particular purpose of the respective assets of the Company Parties, on an “as is” and “where is” basis, except as expressly set forth in ARTICLE 3 or in any certificate or other writing delivered pursuant hereto. Nothing in this Section 4.12 is intended to (a) modify or limit any of the representations or warranties of the Company Parties set forth in ARTICLE 3 or ARTICLE 3 or in any certificate or other writing delivered pursuant hereto or (b) modify or limit the ability of any GTY Party to bring a claim or to recover for fraud.
ARTICLE 5

PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
5.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction; provided that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 7.2 (save and except that this subsection (x) shall not apply with respect to the conditions set forth in Sections 7.2(e) (subject to Section 5.2), (p), (r) and (t)) or (y) any Company Party to take any action to satisfy the conditions set forth in Section 7.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in ARTICLE 7 below.
5.2 Notices and Consents.
(a) The Questica Holders shall cause the Companies to, and GTY shall, promptly proceed to prepare and file with the appropriate Governmental Bodies such requests, reports or notifications as may be required or, in the reasonable opinion of GTY or the Questica Holders’ Representative, advisable, in connection with this Agreement. GTY shall and the Questica Holders shall and shall cause the Companies to furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any such filings or submissions. GTY shall and the Questica Holders shall and shall cause the Companies to keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Body in connection with the transactions contemplated by this Agreement.
(b) As promptly as practicable after the date hereof, the Questica Holders and the Company Parties shall solicit the Consents set forth on Section 5.2 of the Questica Holders’ Disclosure Schedule. The Questica Holders shall and shall cause the Company Parties to use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.
5.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 5.3 of the Questica Holders’ Disclosure Schedule, or with the prior written consent of GTY (not to be unreasonably
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withheld) the Questica Holders shall cause the Company Parties and their Affiliates to: (i) conduct the Business only in the Ordinary Course of Business; (ii) continue to make capital expenditures in the Ordinary Course of Business; (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees; (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 3.6(a) of this Agreement; (v) conduct the Business as if the representations in Section 3.6(c) were made as of the date of such action; (vi) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 3 becoming false or inaccurate such that the condition set forth in Section 7.2(a) would fail to be satisfied; (vii) not repay or incur any Debt or distribute or pay any Cash after 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date; and (viii) not to take any of the following actions, except in the Ordinary Course of Business:
(a) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 3.6(c)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;
(c) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(d) make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or ASPE;
(e) commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;
(f) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(g) agree or commit to do any of the foregoing.
5.4 Access and Cooperation.
(a) The Companies shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, (y) during normal business hours and without undue interference with normal operations or customer or employee
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relations and (z) not require the Company parties to furnish any materials prepared by such party’s financial, accounting or legal representatives if, in the reasonable judgment of such party and after consultation with outside counsel, such access would jeopardize any attorney/client or any attorney work product privilege; provided, further, that the Company may limit access as necessary to protect information that, in the Company’s judgment upon advice from counsel, is attorney-client privileged so long as the Company uses its commercially reasonable efforts to provide such information to the extent it is possible to do so without jeopardizing such privilege.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated May 14, 2018 (the “Confidentiality Agreement”), between GTY and Questica.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to ARTICLE 8.
5.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such party any reason to believe that any of the conditions of the other Party set forth in ARTICLE 7 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any such Party or any Company Party, or (v) would, to the Knowledge of the Companies or the Questica Holders, require any amendment or supplement to any GTY SEC Filing provided, however that GTY will notify the Company Parties if it believes that any development set forth in any written notice provided by a Company Party pursuant to this Section 5.2 would require any amendment or supplement to any SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement (except to the extent that such representation or warranty was qualified by “Knowledge” in which case the terms of this proviso shall not apply), then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under ARTICLE 8; provided, further, that to the extent such supplement or amendment relates to any matter that occurs or arises on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement in accordance with the provisions of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in ARTICLE 7. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of x) the termination of this Agreement and (y) the Closing Date.
5.6 No Solicitation of Transaction; No Trading.
(a) Until earlier of the Closing or the valid termination of this Agreement pursuant to ARTICLE 9, the Questica Holders and the Companies and their respective Affiliates and each of its and their respective directors, officers, managers, principals, partners, members, employees, agents,
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consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Questica Holders and the Companies and their respective Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Companies and the Questica Holders acknowledge and agree that the Company Parties, the Questica Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable non-U.S. and domestic Laws on Persons possessing material nonpublic information about a public company. The Companies and the Questica Holders hereby agree, for themselves and on behalf of the Company Parties, and each of their respective Affiliates and representatives, from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person (except for professional advisors who are under a professional duty of confidentiality with respect to such information), take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
5.7 SEC Filings.
(a) As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the US Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue or cause to be issued, as applicable, a mutually agreeable press release of GTY and the Companies announcing the execution of this Agreement (the “Signing Press Release”).
(b) As promptly as reasonably practicable after the date hereof GTY, the Companies and the Questica Holders shall cooperate with, and provide all reasonable assistance in the preparation of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies involved in the Roll-Up Transactions, GTY, the Companies and the Questica Holders shall cooperate with, and provide all reasonable assistance in the preparation of, and GTY shall file with the SEC, the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the US Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for
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the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY, each Company and each Questica Holder shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the US Securities Exchange Act, file and mail or deliver the Proxy Statement to the stockholders of GTY. GTY shall advise the Companies and the Questica Holders’ Representative promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the US Securities Act and the US Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Companies and the Questica Holders shall and shall cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the Questica Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Companies and the Questica Holders shall make and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the Questica Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the US Securities Act, the US Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with Questica Holders’ Representative, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Companies and the Questica Holders covenant and agree, jointly and severally, that the information (i) relating to the Questica Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Companies, the Questica Holders or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the
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Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (x) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GTY, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
5.8 Registration Rights.   GTY hereby provides the registration rights covenants set out in Exhibit E for the benefit of the Questica Holders receiving GTY Common Stock. The Questica Holders agree to use good faith efforts to communicate with GTY prior to reselling the Consideration Shares and the Underlying Shares to ensure an orderly disposition that maximizes value for all holders of GTY Common Stock provided however that the Questica Holders shall be under no such obligation with respect to reselling the Underlying Shares in order to realize proceeds for the purposes of paying any Tax incurred due to the exchange of the Consideration Shares into Underlying Shares.
5.9 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
5.10 Certain Business Relationships.   The Companies and the Questica Holders shall cause the Company Parties, as applicable, to cause all of the Contracts which are or are required to be set forth in Section 3.18 of the Questica Holders’ Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.
5.11 Restrictive Covenants Election.   The Questica Holders and GTY agree that no portion of the Purchase Consideration is specifically allocated to a restrictive covenant hereunder. At the request of the Questica Holders’ Representative, GTY will duly and timely make an election under 56.4 of the ITA with the Questica Holders in prescribed form and manner and under any analogous provisions of any applicable Law, in respect of the restrictive covenants granted under this Agreement or any Ancillary Agreement. The Questica Holders shall be responsible for preparing and filing the election form, together with any other documents required to be filed with the election, within the prescribed time limits in order for the election to be valid.
5.12 Pre-Closing Reorganization.   Prior to the Closing Date, the Questica Holders and the GTY Parties shall engage in good faith negotiations to finalize the terms of, and to implement, if agreement is reached among such parties, a pre-closing reorganization of Questica substantially in accordance with the terms set forth in Exhibit G (the “Pre-Closing Reorganization”), and any other terms agreed to by all such parties. Notwithstanding anything contained herein to the contrary, any actions taken to effect the completion of a Pre-Closing Reorganization in accordance with the provisions of this Section will not constitute a breach of any representation, warranty covenant or condition contained herein, and any breach of any term of this Agreement is hereby waived by all Parties to the extent such breach resulted from effecting the Pre-Closing Reorganization in accordance with the terms hereof.
5.13 Financial Statements and Related Information.   The Company shall cooperate with, and provide all necessary information to, PWC LLP to allow it to prepare, and shall deliver to GTY as soon as practicable after receipt, (a) audited consolidated financial statements of the Company and its subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (b) audited consolidated financial statements of the Company and its subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the
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unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (c) all other audited and unaudited financial statements of the Companies and their Subsidiaries required under the applicable rules, regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (d) all selected financial data of the Companies and their Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 5.14, the “PCAOB Financial Statements”).
5.14 Amendment of Asset Purchase Agreement.   Questica shall cause the Asset Purchase Agreement dated July 31, 2018 between Questica Inc. and Total ETO Inc. (the “Total ETO Asset Purchase Agreement”) to be amended in a form reasonably acceptable to GTY to address the following: (i) all assets identified as to be “split” in Schedule A to the Total ETO Asset Purchase Agreement (the “Split Assets”) shall be split in such a manner that each fork of the split is independently owned by Questica, on the one hand, and Total ETO Inc., on the other hand, and each party shall be free to use, commercially exploit and transfer its ownership interest in such Split Assets without the consent of, sharing revenue with, or making any accounting to the other; (ii) each party may independently develop and maintain the Split Assets in its discretion and will own any modifications, derivative works and improvements of the Split Assets made by or on behalf of such party, subject to the parties’ joint ownership interest in the underlying Split Assets; (iii) the amendment will identify any third party Software or other third party Intellectual Property included in the Split Assets (“Third Party IP”) and address sharing of such Third Party IP in accordance with all applicable agreements with such third parties; (iv) if Questica is required to obtain any additional license rights to any Third Party IP to continue its use of the Split Assets, Questica shall obtain such rights at Questica’s expense; and (v) Questica will not use any of the other assets transferred to Total ETO Inc. under the Total ETO Asset Purchase Agreement.
ARTICLE 6

POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
6.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
6.2 D&O Indemnification.
(a) From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Companies.
(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by
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operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 6.2.
(d) The provisions of this Section 6.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
6.3 Post-Closing Tax Covenants.
(a) The Questica Holders’ Representative will cause to be prepared and filed on a timely basis the Canadian income Tax Returns for any Tax period ending on or before the Closing Date (a “Pre-Closing Tax Period”) which have not been filed at the Closing Date, in a manner consistent with past practices, except as required by applicable Law (the “Pre-Closing Tax Returns”). The Questica Holders’ Representative shall provide a draft of the Pre-Closing Tax Returns to GTY no later than 45 days prior to its due date, for GTY’s review and reasonable comment. The Questica Holders’ Representative shall revise the Pre-Closing Tax Returns to reflect the GTY’s reasonable comments. To the extent that any Taxes are payable in respect of a Pre-Closing Tax Period that were not reflected in the Final Purchase Price Adjustment Statement, the Questica Holders shall promptly pay such amounts to GTY. Amounts paid by the Questica Holders pursuant to this Section 6.3(a) shall be treated as an adjustment to the Final Cash Consideration.
(b) GTY shall prepare all other Tax Returns of the Company Parties, including all Tax Returns for a Straddle Period required to be filed by a Subsidiary of either of the Companies after the Closing Date (the “Straddle Period Tax Returns”). Each such Straddle Period Tax Return shall be prepared in a manner consistent with the applicable Subsidiary’s past practice except as otherwise required by applicable Law. GTY shall submit each such Straddle Period Tax Return to the Questica Holders’ Representative at least 30 days prior to the due date for the filing of such Straddle Period Tax Return (taking into account any valid extensions of time to file), the Questica Holders’ Representative shall have the right to review and comment on such Straddle Period Tax Return and GTY shall reflect any reasonable changes thereto requested by the Questica Holders’ Representative. In respect of any Straddle Period, the portion of such Taxes allocable to the Questica Holders shall be (i) in the case of any Taxes, other than Taxes based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the day before the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed equal to the amount which would be payable if the relevant Straddle Period ended as of the end of the day before the Closing Date.
(c) To the extent that any Company Party is entitled to a rebate, refund or credit of Taxes with respect to any Pre-Closing Tax Period or the portion of a Straddle Period ending on the day before the Closing Date and such rebate, refund or credit is not reflected in the Closing Date Statement, GTY shall deliver such amount (net after Tax and costs) to the Questica Holders, or as otherwise directed by the Questica Holders’ Representative, within 30 days of receipt of written notice of such refund, rebate or credit; it being understood that should the amount of such rebate, refund or credit of Taxes be subsequently reduced, assessed or reassessed by a Governmental Body, the Questica Holders shall pay to GTY an amount equal to such reduction, assessment or reassessment (including any interest surcharge and applicable penalties). Amounts paid by GTY pursuant to this Section 6.3(c) shall be treated as an adjustment to the Final Cash Consideration.
(d) To the extent a tax liability is shown on such a return that is allocable to the Questica Holder pursuant to Section 6.3(b), the Questica Holders will deliver promptly such amount to GTY. Amounts paid by the Questica Holders pursuant to this Section 6.3(d) shall be treated as an adjustment to the Final Cash Consideration.
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(e) GTY will, if the Questica Holders so requests, cause the relevant entity to file for and obtain any refunds or credits to which the Questica Holders may be entitled hereunder. GTY will permit the Questica Holders to control (at the Questica Holders’ expense and sole discretion) the prosecution and content of any such refund or credit claim.
(f) The Parties shall, and shall each cause each of their Subsidiaries and Affiliates to, provide to each other such cooperation and information, as and to the extent reasonably requested by the another Party, in connection with the filing of Tax Returns, determining liability for Taxes, and any audit or other legal proceeding with respect to Taxes, each at their own expense. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information reasonably relevant to any such Tax Returns, Tax liability, or audit or other legal proceeding. Each Party will retain all Tax Returns and related records and materials of the Company Parties for the Tax periods first ending after the Closing Date and for all prior Tax periods until the expiration of the applicable statute of limitations (and, to the extent another Party reasonably requests, any extensions thereof) for the Tax periods to which the Tax Returns and other records and materials relate, and abide by any applicable record retention agreements entered into with any Governmental Body. Thereafter, the Party holding such Tax Returns or related records or materials may dispose of them provided that such Party shall give the other Party notice prior to doing so, and, if another Party so requests, allow another Party to take possession or make copies of such Tax Returns or related records or materials. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.
(g) GTY will not, and will cause the Company Parties not to, (i) make any amendment of any Tax Return of such Subsidiary to the extent such Tax Return relates to any Pre-Closing Tax Period or Straddle Period without the Questica Holders’ Representative’s prior written consent, or (ii) make any election that has retroactive effect to any Pre-Closing Tax Period or Straddle Period without the Questica Holders’ Representative’s prior written consent, except to the extent that such amendment or election does not result in additional Taxes for any of the Company Parties for which GTY may be indemnified pursuant to Section 8.1(a).
ARTICLE 7

CONDITIONS TO OBLIGATION TO CLOSE
7.1 Conditions to Obligations of Questica Holders and GTY Parties.   The obligations of each of the Companies, each of the Questica Holders, GTY and Exchangeco to consummate the Transaction are subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part;
(d) (i) the GTY Stock Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement, and (ii) GTY shall have delivered to the Questica Holders evidence that, immediately after the Closing (and following any GTY Stock Redemption), GTY will have no less than the Necessary Cash Amount as permitted under the Trust Agreement; and
(e) the GTY Merger shall have been declared effective.
7.2 Conditions to Obligations of GTY and Exchangeco.   The obligations of each of GTY and Exchangeco to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) (i) each of the representations and warranties of the Questica Holders contained in Article 2 shall be true and correct in all respects as of the Closing Date (including with reference to any materiality qualifications set forth in such representation or warranty), as though made on and as of
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the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date), and (ii) each of the representations and warranties related to the Companies contained in Article 3, including Section 3.9 (Tax Matters), shall be true and correct (without giving effect to any limitation as to materiality set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations (except for the Section 3.9 (Tax Matters)), which must be true and correct in all respects as of the Closing Date (including with reference to any materiality qualifications set forth in such representation or warranty), in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each Questica Holder and each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing other than the covenants and agreements set forth in Section 5.14, which each Questica Holder and each Company Party shall have performed and complied with in all respects prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to any Questica Holder (to the extent that such Material Adverse Effect renders such Questica Holder unable to transfer its portion of the Questica Shares pursuant to this Agreement), any Company Party or the Business;
(d) Questica Holders’ Representative shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 7.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party and each Questica Holder that is not an individual, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each such Questica Holder and any Company Party;
(e) the Consents or Permits set forth in Section 7.2(e) of the Questica Holders’ Disclosure Schedule shall have been obtained;
(f) each Questica Holder shall have delivered to Exchangeco Certificates representing the Questica Shares duly endorsed in blank for transfer, or accompanied by irrevocable stock transfer powers duly executed in blank, in either case, by the holders of record, together with evidence satisfactory to Exchangeco that Exchangeco has been entered upon the books of each Company as the holder of the Questica Shares;
(g) Questica Holders’ Representative shall have delivered to GTY duly executed resignations and releases effective as at Closing of each director and officer of each Company Party specified by GTY in writing;
(h) Questica Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by Questica Holders’ Representative and the Escrow Agent;
(i) each Questica Holder shall have delivered to GTY a duly executed Questica Holder Lockup Agreement;
(j) Questica Holders’ Representative shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for each Questica Holder that is not an individual and each Company Party;
(k) Questica Holders’ Representative shall have delivered to GTY evidence of the termination of each Contract set forth on Section 3.18 of the Questica Holders’ Disclosure Schedule;
(l) Questica Holders’ Representative shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(m) each of the Questica Holders shall have delivered to GTY a duly executed Restrictive Covenant Agreement;
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(n) each of Craig Ross and TJ Parass shall have delivered to GTY a duly executed Employment Agreement;
(o) GTY has received PCAOB Audited Financial Statements which do not deviate from the Financial Statements in a manner such that, as determined by GTY, in good faith and acting reasonably, the Financial Statements can no longer be deemed to accurately reflect the financial position of the Companies in all material respects as of the date of such Financial Statements;
(p) each of the Companies shall have continued under the BCBCA;
(q) Questica Holders’ Representative shall have delivered to GTY evidence of completion of the Pre-Closing Reorganization;
(r) the Questica Holders’ Representative shall have delivered to GTY the Support Agreement duly executed by the Questica Holders’ Representative; and
(s) the Roll-Up Transactions have closed or will close substantially simultaneously with the Closing.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.
7.3 Conditions to Obligations of Questica Holders.   The Companies’ and the Questica Holders’ obligations to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) each of the representations and warranties of GTY and Exchangeco contained in ARTICLE 4 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each of GTY and Exchangeco shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;
(c) the articles of incorporation of Exchangeco shall include the Exchangeable Share Provisions;
(d) GTY shall have delivered to Questica Holders’ Representative a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 7.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(e) Exchangeco shall have issued and delivered the Consideration Shares, less the Escrow Shares, and the Cash Consideration pursuant to Section 1.3;
(f) Exchangeco shall have deposited the Escrow Shares and Escrow Cash with the Escrow Agent;
(g) GTY shall have delivered to Questica Holders’ Representative the Escrow Agreement, duly executed by GTY, Exchangeco and the Escrow Agent;
(h) there shall not have been a Material Adverse Effect with respect to any GTY Party, which shall not include any GTY Stock Redemption;
(i) GTY shall have delivered to the Questica Holders an executed assignment agreement assigning this Agreement to Holdings in connection with the GTY Merger and providing that Holdings will succeed to all rights, interests and obligations of GTY under this Agreement and all agreements in connection with the Roll-Up Transactions as if it were an original signatory thereto;
(j) GTY shall have delivered to each of the Questica Holders a duly executed Restrictive Covenant Agreement;
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(k) GTY shall have delivered to each of TJ Parass and Craig Ross a duly executed Employment Agreement; and
(l) GTY shall have delivered the Support Agreement duly executed by GTY, Exchangeco and Callco.
(m) All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Questica Holders’ Representative.
ARTICLE 8

REMEDIES FOR BREACHES OF THIS AGREEMENT
8.1 Indemnification.
(a) Indemnification by Questica Holders.   Effective at and after the Closing, subject to the terms and conditions of this ARTICLE 8, the Questica Holders, acting through Questica Holders’ Representative, shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including each Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to:
(i) on a several basis with respect to such Questica Holder only: (A) any breach or inaccuracy in any representation or warranty of such Questica Holder set out in Article 2, and (B) any breach of any covenant or agreement of such Questica Holder in this Agreement or any Ancillary Agreement;
(ii) on a joint and several basis: (A) any breach of or inaccuracy in any representation or warranty of any Company Party in this Agreement (except with respect to Article 2), any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (B) any breach of any covenant or agreement of any Company Party in this Agreement or in any Ancillary Agreement, (C) any disputes or Proceedings among the Questica Holders with respect to the matters set out herein and which involve a GTY Indemnitee (but only on a joint and several basis as between the disputing Questica Holders), (D) any and all unpaid Debt, to the extent not actually deducted from the Final Cash Consideration, (E) the sale of the Engineer-to-Order Software Business, including the sale thereof, (F) Taxes of any Company Party in respect of a period (or portion thereof) ending on or prior to the Closing Date; and
(iii) on the same basis as set forth in (i) and (ii) above, any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the GTY Indemnitees to recovery under this ARTICLE 8 (the matters set out in (i), (ii) and (iii) collectively, the “GTY Indemnifiable Matters”).
The Questica Holders acknowledge and agree that no Questica Holder or controlling Affiliate of any Questica Holder shall (x) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (y) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 6.2 of this Agreement) with respect to any Loss paid by the Questica Holders pursuant to this ARTICLE 8.
(b) Indemnification by GTY.   Effective at and after the Closing, subject to the terms and conditions of this ARTICLE 8, GTY shall indemnify and hold harmless each Questica Holder and each of their Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding each Company and its Subsidiaries from and after the Closing, collectively, the “Questica Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any Ancillary
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Agreement or (iii) any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the Questica Holder Indemnitees to recovery under this ARTICLE 8 (collectively, the “Questica Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).
8.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (A) Fundamental Representations shall survive indefinitely, except for the representations and warranties contained in Section 3.9, which shall survive for 90 days beyond the applicable limitations or reassessment period and (B) the representations and warranties set forth in Section 3.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms.
(iii) Any claim related to actual fraud may be made at any time without limitation.
(iv) Any other claim under this Agreement shall survive until the date that is six (6) years after the Closing Date.
Notwithstanding the foregoing, any claim made under and in accordance with this ARTICLE 8 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved and any applicable limitations period is extended or varied to the fullest extent permitted by applicable Law.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 8.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 8.1(a)(ii)(A) unless and until (i) the amount of such claim, together with any other related claims arising out of the same facts or circumstance, exceeds $50,000 (an “Indemnifiable Claim”) and (ii) the aggregate amount of all Losses otherwise payable in connection with all Indemnifiable Claims exceeds an amount equal to $400,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold; provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation (except that any breaches of, or inaccuracies in, Section 3.4(a)(i) shall be subject to the Threshold), or (z) any intentional or fraudulent breaches of any representations or warranties.
(c) Liability Cap.   $8,000,000 shall serve as the maximum liability of all Indemnifying Parties which may be recovered from the Indemnifying Parties pursuant to, under, relating to or in connection with Section 8.1(a)(ii)(A) (except for the representations and warranties in Section 3.11, which will be governed by clause (iii) below) or Section 8.1(a)(iii) (with respect to Third Party Claims that allege facts that, if true, would entitle the GTY Indemnitees to recovery under Section 8.1(a)(ii)(A)); provided, that the foregoing limitation shall not apply in respect of any Losses (and such Losses shall not reduce the foregoing limitation) relating to (i) any breach of or inaccuracy in any Fundamental Representation, (ii) any breach due to actual fraud or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 3.11, in which case the maximum liability of all Indemnifying Parties under this clause (iii) shall be $12,000,000 (which limitation shall not be reduced by any Losses recovered hereunder except for Losses relating to a breach of or inaccuracy in the representations and warranties set forth in Article 3, except for Fundamental Representations), provided, however, that, except in the case of actual fraud, in no circumstance shall the aggregate liability of a Questica Holders pursuant to this Agreement exceed the aggregate Purchase Consideration actually received by such Questica Holders.
(d) Questica Holders’ Liability.   The representations and warranties of each Questica Holder in Article 2 are given on a several basis by each Questica Holder with respect to itself only. Accordingly, the particular Questica Holder making the representations and warranties in Article 2 will be solely
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liable for such representations and warranties as they pertain to itself, but not as they pertain to the other Questica Holders. The remainder of the representations, warranties, covenants and indemnification obligations of each Questica Holder in this Agreement are made jointly and severally by each Questica Holder with each other Questica Holder in accordance with the terms of this Agreement. Accordingly, each Questica Holder is jointly and severally liable to the GTY Indemnitees for any breach, default or violation of any such matters to the extent provided in this Article 8. Subject to the limitations set forth herein, in the case of any GTY Indemnifiable Matter, the GTY Indemnified Parties shall, after having exhausted the Indemnity Escrow Account in accordance with this Article 8, be entitled to seek direct recourse against the Questica Holders.
8.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a Questica Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this ARTICLE 8, then the Indemnified Party shall give the Party or Parties obligated to provide indemnification pursuant to this ARTICLE 8 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, and (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this ARTICLE 8, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice during which such period the Indemnified Party shall provide the Indemnifying Party with all such information as the Indemnifying Party may reasonably request and the Indemnified party shall further provide the Indemnifying Party with reasonable assistance in its investigation. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this ARTICLE 8 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this ARTICLE 8, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including the selection of counsel reasonably satisfactory to the Indemnified Party, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and
(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest
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between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 8.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this ARTICLE 8. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to this Section 8.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 8.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.
8.4 Other Indemnification Matters.   For purposes of determining (a) whether there has been any inaccuracy in or breach of any representation or warranty and (b) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this ARTICLE 8, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
8.5 Release of Escrow Amount from Escrow.
(a) Any indemnifiable Losses payable to the GTY Indemnitees in accordance with ARTICLE 8 (other than any losses payable with respect to Fundamental Representations) shall be paid: (i) first, from the Escrow Amount then remaining in the Indemnity Escrow Account; and (ii) next, if the
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Indemnity Escrow Account has been exhausted, by the Questica Holders in accordance with their responsibility to pay such amount pursuant to Section 8.2(d) and subject to Section 8.2(c).
(b) On the date that is eighteen (18) months after the Closing Date (the “Indemnity Escrow Release Date”), GTY and the Questica Holders’ Representative shall provide a joint written instruction to the Escrow Agent (in accordance with the terms of the Escrow Agreement) to release any remaining portion of the Indemnity Escrow Account to the Questica Holders’ Representative, in trust for the Questica Holders; provided, that if, no later than 6:00 pm on the day prior to the Indemnity Escrow Release Date, GTY notifies the Escrow Agent in writing that all or a portion of the Indemnity Escrow Fund is subject to claims under Section 8.1(a) that have not been finally determined (the “Outstanding Claims”), the amount released by the Escrow Agent from the Indemnity Escrow Fund on the Indemnity Escrow Release Date shall be equal to the amount then held by the Escrow Agent in the Indemnity Escrow Account, less the sum of any amounts subject to the Outstanding Claims. If at any time after the Indemnity Escrow Release Date, the amount of the Indemnity Escrow Account then held by the Escrow Agent exceeds the sum of any amounts subject to the Outstanding Claims, GTY and Questica Holders’ Representative shall provide a joint written instruction to the Escrow Agent to promptly release such excess amount to the Questica Holders’ Representative in trust for the Questica Holders.
(c) Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from all or any of the Questica Holders pursuant to this ARTICLE 8, GTY and the Questica Holders’ Representative shall deliver a joint written instruction, or written instruction from GTY or the Questica Holders’ Representative attaching a final non-appealable court order from a court of competent jurisdiction, to the Escrow Agent setting forth the amount of such Loss and directing the Escrow Agent to release and transfer to the GTY Indemnitees pursuant to this ARTICLE 8: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 75% of such Loss and the number of Escrow Shares equal to the lesser of:
(i) that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 25% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and
(ii) that number of Escrow Shares then held in the Indemnity Escrow Account equal to (A) the amount of 25% of the Loss divided by (B) $10.00, in each case, subject to the Escrow Agreement.
Notwithstanding, the foregoing, the Questica Holders shall have the right, but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Escrow Account and delivered to such GTY Indemnitee in respect of such Loss. For purposes of this Agreement, “30-Day VWAP” means the volume weighted average price of a share of GTY Common Stock, for the 30 trading days immediately prior to the date of calculation (as reported by Bloomberg L.P. or a similar organization and as adjusted for splits, dividends, reorganizations, recapitalizations and the like).
(d) Concurrently with any such transfer of Escrow Shares to any GTY Indemnitee, Questica Holders’ Representative shall take all actions reasonably requested by GTY to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated) and related transfer powers and indemnities by the Questica Holders to the GTY Indemnitees and providing customary representations as to organization, existence and good standing of the Questica Holders, the legal right and requisite power and authority of the Questica Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each Questica Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer, the GTY
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Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. Questica Holders’ Representative hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 8.5, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely.
(e) Any dividends declared on any Escrow Shares shall not be delivered to the Escrow Agent but shall be paid to the Questica Holders’ Representative, in trust for the Questica Holders, or as the Questica Holders’ Representative may otherwise direct in writing.
8.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 8.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 8, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 8.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 8 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s actual fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.
8.7 Roll-Up Transactions.   The Companies and the Questica Holders acknowledge and agree that GTY and Exchangeco are not making any representations or warranties with respect to the Persons that are party to the Roll-Up Transactions, and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the Questica Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law).
8.8 Adjustments for Tax Benefits.   In determining Losses for purposes of this Agreement, the Parties shall make appropriate adjustments for Tax Benefits actually realized by the Indemnified Party in the year in which the Loss was incurred, the following year or a preceding year. For purposes of this Agreement, a “Tax Benefit” means the reduction of Tax liabilities (calculated on the basis of the actual reduction in cash payments for Taxes) resulting from an increase in deductions, losses or tax credits or decrease in the income, gain or recapture of tax credits that the Indemnified Party or any Subsidiary or other Affiliate entity thereof could have reported or taken into account in such year, net of any Tax cost attributable to the receipt of any indemnity payment by the Indemnified Party hereunder including the Tax cost, calculated on a present value basis, of any reduction in the Indemnified Party’s future depreciation or amortization deductions.
8.9 Proportionality.   With respect to the Threshold, caps and survival periods contained in this Agreement, such Thresholds, caps and survival periods are, and shall be at Closing, proportionate to the aggregate consideration to be paid at the Closing, the Threshold, caps and survival periods contained in the Roll-Up Transactions but, for greater certainty, to the extent that such Thresholds are in a higher proportion, such caps are in a lower proportion, or such survival periods are shorter, such terms will not be adjusted to be in the same proportion as in the other Roll-Up Transactions but shall remain as they are in this Agreement.
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ARTICLE 9

TERMINATION
9.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party (or the terminating Party if it is an individual), notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 7.1(b), as follows, with the Questica Holders acting in each case only through the Questica Holders’ Representative:
(a) by mutual written consent of each Party;
(b) by either GTY, the Companies or the Questica Holders, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY, the Companies or the Questica Holders, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY, the Companies or the Questica Holders, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) by GTY, (i) if any Questica Holder breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any Questica Holder becomes untrue) such that the conditions set forth in Section 7.2(a) and Section 7.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party and the Questica Holders’ Representative; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any Questica Holder (to the extent that such Material Adverse Effect renders such Questica Holder unable to transfer its portion of the Questica Shares pursuant to this Agreement), any Company Party or the Business;
(f) by the Companies or the Questica Holders, (i) if GTY or Exchangeco breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY or Exchangeco becomes become untrue), in either case, such that the conditions set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by Questica Holders’ Representative to the breaching Party; provided, that no Questica Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party; or
(g) by GTY, if the aggregate dollar amount of the GTY Stockholder Redemptions equals or exceeds an amount that would cause the cash held in the Trust Account to be less than the Necessary Cash Amount.
(h) by GTY if GTY has not received the PCAOB Audited Financial Statements on or before December 31, 2018.
9.2 Effect of Termination.
If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from Loss for any actual fraud and (b) Section 5.4(b), this Section 9.2, ARTICLE 10 (to the extent any defined terms are used in any of the other surviving provisions) and ARTICLE 11 shall survive the termination.
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ARTICLE 10

DEFINITIONS
“Accounting Arbitrator” has the meaning set forth in Section 1.6(d).
“Accounts Receivable” has the meaning set forth in Section 3.23(a).
“Acquisition Proposal” has the meaning set forth in Section 5.6.
“actual fraud” means, with respect to a Party hereto, an intentionally false representation made with the intent to deceive by such Party in making a representation or warranty under ARTICLE 3, ARTICLE 4 or ARTICLE 5, as applicable, where the other party relied on such false representation to its detriment, provided that such intentionally false representation by such party shall not be deemed to exist unless, one or more of the Knowledge Parties of such party had actual knowledge (as opposed to imputed or constructive knowledge) that such representation or warranty made by such party under ARTICLE 3, ARTICLE 4 or ARTICLE 5, as applicable, was false or misleading in any respect when made. As used herein, (i) the “Knowledge Parties” of the Company Parties shall be the individuals named in the defined term “Knowledge” with respect to the Companies, (ii) the “Knowledge Parties” of the each of the Questica Holders shall be TJ Parass with respect to Shockt Inc., Craig Ross with respect to Ross Soft Inc. and himself, Dennis Parass with respect to himself, and Allan Booth with respect to himself, (iii) the “Knowledge Parties” of GTY shall be Harry You and Carter Glatt.
“Additional GTY Filings” has the meaning set forth in Section 5.7(b).
“Adjustment Amount” has the meaning set forth in Section 1.7(a).
“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Ancillary Agreements” means the Escrow Agreement, the Questica Holder Lockup Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar Laws regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Companies and their respective Subsidiaries engage in business.
“ASPE” means Canadian Accounting Standards for Private Enterprises, as set out in the Handbook of CPA Canada, as in effect from time to time, consistently applied.
“BCBCA” means the Business Corporations Act (British Columbia).
“Bid” has the meaning set forth in Section 3.13(a).
“Breach Notice” has the meaning set forth in Section 8.3(a).
“Business” has the meaning set forth in the preliminary statements to this Agreement.
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“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in Toronto, Ontario or New York, New York.
“Callco” means 1176370 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the BCBCA which, at the Effective Time, will be a wholly-owned subsidiary of GTY.
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Person to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.
“Cash Consideration” means an amount equal to: (a) the Cash Purchase Price, less (b) the Estimated Closing Indebtedness Amount, less (c) the Purchase Price Escrow Amount, less (d) the Cash Escrow Amount, plus (e) the Estimated Closing Cash Amount.
“Cash Escrow Amount” means $6,000,000.
“Cash Purchase Price” means $60,000,000.
“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (S.C. 2010, c. 23).
“Certificates” means any certificates evidencing the Questica Shares
“Class A Exchangeable Shares” means the Class A Exchangeable Shares in the capital of Exchangeco.
“Class B Exchangeable Shares” means the Class B Exchangeable Shares in the capital of Exchangeco.
“Closing” has the meaning set forth in Section 1.9.
“Closing Date” has the meaning set forth in Section 1.9.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Consideration” has the meaning set forth in Section 1.3(b).
“Closing Date Indebtedness” means the aggregate Debt of the Companies and their respective Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Form 8-K” has the meaning set forth in Section 5.7(c).
“Closing Press Release” has the meaning set forth in Section 5.7(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Companies” means, collectively, Questica and Questica USCDN and “Company” means each of them individually.
“Company Benefit Plan” has the meaning set forth in Section 3.16(a).
“Company Cash” means the aggregate cash and cash equivalents of each Company and its Subsidiaries in accordance with ASPE; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of either Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
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“Company Government Contract” has the meaning set forth in Section 3.13(a).
“Company Government Subcontract” has the meaning set forth in Section 3.13(a).
“Company Parties” means, collectively, the Companies and each of their respective Subsidiaries.
“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, as well as any rules and regulations promulgated thereunder.
“Confidentiality Agreement” has the meaning set forth in Section 5.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Consideration Shares” has the meaning set forth in Section 1.3(a)(ii).
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Covered Persons” has the meaning set forth in Section 6.2(a).
“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) any bonuses (including transaction-related bonuses), (f) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (g) any bank overdrafts, (h) any other liabilities recorded in accordance with ASPE on the balance sheet of each Company as of the Closing, including remaining obligations due to current or former employees, (i) any entity level Taxes payable and, for clarity, all payroll Taxes associated with transaction bonuses or other transaction based payments, past due payroll taxes, (j) deferred revenue, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (i) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties; provided, however, for greater certainty, “Debt” shall not include any earnout payments or other similar payments owing under the asset purchase agreement dated the 20th day of June, 2017 by and among Questica Ltd., Powerplan Corporation and Pramod Deshpande.
“Designated Courts” has the meaning set forth in Section 11.16.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) Questica Holders, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 5.5.
“Disputed Amounts” has the meaning set forth in Section 1.6(c).
“Effective Time” means 10:00 a.m. Eastern Time on the Closing Date.
“Employment Agreements” means the employment agreements attached as Exhibit B between GTY and each of TJ Parass and Craig Ross.
“Engineer-to-Order Software Business” means the business of providing management software products and related services, including but not limited to support services for engineer to order companies.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
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“Escrow Agent” means Wilmington Trust, National Association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit D, by and among GTY, Questica Holders’ Representative and the Escrow Agent.
“Escrow Shares” means a number of Consideration Shares having an aggregate value of  $2,000,000.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.5(a).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.5(a).
“Exchangeco” has the meaning set forth in the preliminary statements to this Agreement.
“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares to be set forth in the articles of Exchangeco and substantially in the form set out in Exhibit H.
“Exchangeable Shares” means, collectively, the Class A Exchangeable Shares and the Class B Exchangeable Shares.
“Final Cash Consideration” has the meaning set forth in Section 1.6(e).
“Final Purchase Price Adjustment Statement” has the meaning set forth in Section 1.6(c) or Section 1.6(d), as applicable.
“Financial Reporting Manual” shall mean the SEC Financial Reporting Manual dated as of December 1, 2017.
“Financial Statements” has the meaning set forth in Section 3.6(a).
“Foreign Benefit Plan” has the meaning set forth in Section 3.16(a).
“Fundamental Representations” means, collectively, (a) all representations and warranties of the Questica Holders set forth in Article 2, (b) the representations and warranties of the Companies and the Questica Holders set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization and Subsidiaries), 3.4 (Non-contravention; Required Consents) other than 3.4(b), 3.5 (Brokers’ Fees), 3.6(d) (Transaction Expenses), 3.9 (Tax Matters) and 3.18 (Affiliate Transactions; Certain Business Relationships), and (c) the representations and warranties of GTY and Exchangeco set forth in Sections 4.1 (Organization, Qualification, Power), 4.2 (Authorization), 4.3 (Capitalization), 4.4 (Non-contravention; Required Consents), 4.5 (Brokers’ Fees).
“GAAP” means, with respect to GTY and any Person incorporated, merged or in the United States, the generally accepted accounting principles in the United States as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 3.22(a).
“Governmental Body” means any international, foreign or domestic federal, provincial state or local government or quasi-governmental authority or any department, agency, subdivision, office, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common shares of Holdings.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, containing the material terms set forth in Exhibit F hereto.
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“GTY Indemnifiable Matter” has the meaning set forth in Section 8.1(a)(iii).
“GTY Indemnitees” has the meaning set forth in Section 8.1(a).
“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including Exchangeco, and the Companies and their respective Subsidiaries from and after the Closing.
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Shareholder Meeting” means a meeting of the stockholders of GTY to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) the appointment and designation of the classes of, the members of the GTY Board, (d) providing its stockholders with the opportunity to elect to effect a GTY Stock Redemptions, (e) the GTY Merger and (f) any other proposals submitted to the vote of GTY’s stockholders in the Proxy Statement.
“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“GTY Stock Redemption” means election of an eligible holder of GTY Common Stock (as determined in accordance with the Trust Agreement) to redeem all or a portion of such holder’s shares of GTY Common Stock, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance the Trust Agreement).
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Indemnifiable Claim” has the meaning set forth in Section 8.2(c).
“Indemnifiable Matter” has the meaning set forth in Section 8.1(b).
“Indemnified Party” has the meaning set forth in Section 8.3(a).
“Indemnifying Party” has the meaning set forth in Section 8.3(a).
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit (a) the Escrow Shares and (b) the Cash Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, divisionals, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively,
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“Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works, integrated circuit topographies, and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all other proprietary rights, and (g) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party uses Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 3.6(a)
“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, as well as any rules and regulations promulgated thereunder.
“IT Assets” means Software, systems, servers, computers, hardware, routers, hubs, switches, networks, data communications lines, and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.
“Key Customers” has the meaning set forth in Section 3.21(a).
“Key Suppliers” has the meaning set forth in Section 3.22(a).
“Knowledge” means (a) in the case of the Companies or the Questica Holders, the knowledge of any Company, any Questica Holder, TJ Parass, Allan Booth or Craig Ross, after due internal inquiry; and (b) in the case of GTY or Exchangeco, the knowledge of Harry You and Carter Glatt, after due inquiry.
“Law” means any foreign or domestic federal, provincial, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, Consents, non-disturbance agreements and other agreements with respect thereto.
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the US Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.
“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Questica Holders or any Company Party and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party (or any Company Party or GTY Party) that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition, prospects or results of operations of such Person, in both magnitude and duration; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy,
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capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Person does business, (c) any failure of such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Person operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Person conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, with respect to a Questica Holder or a Company Party, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Person (as compared to other participants in the industry in which such Person operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 3.12(a) of the Questica Holders’ Disclosure Schedule.
“Most Recent Fiscal Year End” means the fiscal year ended August 31, 2017.
“Necessary Cash Amount” means $325,000,000.
“Order” means any legally binding order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Organizational Documents” means with respect to any entity, the articles of incorporation, deed of incorporation, certificate of formation or other applicable organizational or charter documents relating to the creation or organization of such entity, and the bylaws, operating agreement, articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB Financial Statements” has the meaning set forth in Section 5.13.
“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.
“Permitted Liens” means, collectively, (a) Liens for Taxes not yet due or payable or for Taxes that the Company Parties are contesting in good faith through appropriate Proceedings in a timely manner, in each case for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) title of a lessor under a capital or operating lease, (d) Liens created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions,
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prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Financial Statements, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction, and (j) those Liens set out in Schedule 10 to the Disclosure Schedule under the title “Permitted Liens”.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the US Securities Exchange Act).
“Personal Information” means, to the extent covered by applicable Canadian and United States’ Law, information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including name, Social Security or other government ID number, health information, financial account information, email address, account information, retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Pre-Closing Reorganization” has the meaning set forth in Section 5.12.
“Pre-Closing Tax Period” has the meaning set forth in Section 6.3(a).
“Pre-Closing Tax Returns” has the meaning set forth in Section 6.3(a).
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or data.
“Privacy Laws” means any Canadian or United States Laws or Orders applicable to the processing of Personal Information, including any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act; the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia), the Personal Information Protection Act (Alberta), and the Act respecting the protection of personal information in the private sector (Quebec); and all Canadian or United States Laws related to breach notification.
“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including all website and mobile application privacy policies.
“Proceeding” means any claim, demand, action, audit, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Process” or “Processing” means the creation, collection, use (including, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of Questica Shares owned by a Questica Holder as of the Closing Date, by (b) the total number of Questica Shares issued and outstanding as of immediately prior to the Closing.
“Proxy Statement” has the meaning set forth in Section 5.7(b).
“Publicly Available Software” means any Software that is distributed as free software or open source software, including any Software that contains, or is derived in any manner (in whole or in part) from, any Software that requires as a condition of use, modification and/or distribution that such Software (a) be
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disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works or (c) be redistributable at no or minimal charge (including but not limited to Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software Licenses).
“Purchase Consideration” has the meaning set forth in Section 1.2.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.6(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.6(c).
“Purchase Price Escrow Account” has the meaning set forth in Section1.3(a)(iv).
“Purchase Price Escrow Amount” has the meaning set forth in Section1.3(a)(iv).
“Questica” has the meaning set forth in the preliminary statements to this Agreement.
“Questica Holder Indemnifiable Matter” has the meaning set forth in Section 8.1(b).
“Questica Holder Indemnitees” has the meaning set forth in Section 8.1(b).
“Questica Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit I attached hereto.
“Questica Holders” has the meaning set forth in the preliminary statements to this Agreement.
“Questica Holders’ Representative” has the meaning set forth in Section 11.20.
“Questica Shares” has the meaning set forth in the preliminary statements to this Agreement.
“Questica USCDN” has the meaning set forth in the preliminary statements to this Agreement.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by GTY under the US Securities Act with respect to shares of GTY Common Stock to be issued in connection with this Transaction and the Roll-Up Transactions.
“Released Claims” has the meaning set forth in Section 11.1.
“Released Parties” has the meaning set forth in Section 11.1.
“Releasing Parties” has the meaning set forth in Section 11.1.
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Restrictive Covenant Agreements” means restrictive covenant agreements between GTY and each of the Questica Holders in the form attached hereto as Exhibit A.
“Roll-Up Transactions” the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Agreement and Plan of Merger, dated as of the date hereof by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; and (v) Arrangement Agreement, dated as of the date hereof by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“SEC” means the United States Securities and Exchange Commission.
“Security Breach” means breach, security breach, or breach of Personal Information or Data under applicable United States and Canadian Laws.
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“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.
“Signing Form 8-K” has the meaning set forth in Section 5.7(a).
“Signing Press Release” has the meaning set forth in Section 5.7(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Split Assets” has the meaning set forth in Section 5.14.
“Straddle Period” means any taxable period of a Subsidiary of either of the Companies that begins prior to the Closing Date and ends after the Closing Date.
“Straddle Period Tax Returns” has the meaning set forth in Section 6.3(b).
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Support Agreement” means the Support Agreement between GTY, Exchangeco, Callco and the Questica Holders’ Representative.
“Tax” or “Taxes” means any federal, state, provincial, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, goods and services, harmonized sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, abandoned property or escheat, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge, including all employment insurance, health insurance and Canada, Quebec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar government charges of any kind (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or non-U.S. Law), including as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto.
“Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Termination Date” has the meaning set forth in Section 9.1(b).
“Third-Party Claim” has the meaning set forth in Section 8.3(b).
“Third Party IP” has the meaning set forth in Section 5.14.
“Threshold” has the meaning set forth in Section 8.2(b).
“Total ETO Asset Purchase Agreement” has the meaning set forth in Section 5.14.
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“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by Questica Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers and including any fees incurred in the preparation of the PCAOB Financial Statements).
“Trust Account” has the meaning set forth in Section 4.9.
“Trust Agreement” means the Investment Management Trust Agreement, dated October 26, 2016, by and between GTY and the Trustee.
“Unaudited Financial Statements” has the meaning set forth in Section 3.6(a).
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“Underlying Shares” has the meaning set forth in Section 5.8.
“US Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“US Securities Exchange Act” means the US Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“WARN Act” has the meaning set forth in Section 3.15(d).
ARTICLE 11

MISCELLANEOUS
11.1 Releases.   Effective as of the Closing, each Questica Holder, on behalf of himself and his Affiliates, successors and assigns (collectively, the “Releasing Parties”), hereby generally releases, remises and forever discharges the GTY Parties and the Companies and each of their successors and permitted assigns, and the current and former officers, employees, directors, shareholders, and representatives thereof (collectively, the “Released Parties”) from and against any and all claims, demands, Liens, actions, litigation, Contracts, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, orders, requirements of applicable Law, Losses and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter can, shall or may exist, based on any facts, events or omissions occurring from any time on or prior to the execution and delivery of this Agreement arising out of, caused by or as a result of any rights any Releasing Party may have against the Released Parties (collectively, the “Released Claims”); provided, however, that the foregoing release shall not apply to any rights any Questica Holder may have under this Agreement or any Ancillary Agreement. Each Questica Holder hereby represents and warrants to the GTY Parties that he or it has not voluntarily or involuntarily assigned, pledged, encumbered or in any manner transferred or conveyed all or any portion of the Released Claims and that no Person other than such party
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has any interest in any Released Claims by applicable Law or Contract or by virtue of any action or inaction by such party. Each Questica Holder, for itself and the other Releasing Parties, hereby covenants and agrees not to sue any of the Released Parties with regard to any of the Released Claims.
Notwithstanding the above-referenced provision, and for the purpose of implementing a full and complete release and discharge of the Released Parties, each Questica Holder expressly acknowledges and agrees that this Agreement and this provision is in full accord, satisfaction, and discharge of any and all of such Released Claims and that this Agreement and this provision has been executed with the express intention of effectuating a complete extinguishment of all known and unknown claims. Each Questica Holder stipulates and agrees that such Questica Holder hereby expressly waives and relinquishes to the fullest extent permitted by applicable Law any and all provisions, rights and benefits conferred by applicable Law of any state or territory of the United States, or principle of common law, relating to the preservation of unknown claims, including Cal. Civ. Code § 1542 (and all other applicable Law, rules and regulations which are similar, comparable, or equivalent to said code section), which provides:
A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.
Each Questica Holder hereby acknowledges that the inclusion of  “unknown claims” in the Released Claims set forth above was separately bargained for and was a key element of the transactions contemplated by, and the covenants and agreements set forth in, this Agreement.
11.2 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.
11.3 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section 5.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.
11.4 Employee Information.   The Parties agree that (a) the employee information disclosed to GTY pursuant to Section 3.15 of the Questica Holders’ Disclosure Schedule was necessary for GTY’s determination to enter into this Agreement and proceed with the transactions contemplated by this Agreement and for the Parties to proceed with the Closing, and (b) such information relates solely to the carrying on of the business of the Company Parties and will only be used for those purposes for which it was initially collected from or in respect of such employees.
11.5 Entire Agreement.   This Agreement and each of the Ancillary Agreements constitute the entire agreement among the Parties and supersedes, except as set forth in Section 5.3(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
11.6 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement. Except the indemnified parties with respect to Section 6.2 and the Questica Holder Indemnitees and the GTY Indemnitees as provided in ARTICLE 8, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
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11.7 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
11.8 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
11.9 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to Questica Holders or the Company Parties before Closing, then to Questica Holders’ Representative:	Craig Ross 980 Fraser Drive, Unit 105 Burlington, ON, Canada L7L5P5 Facsimile: (905) 634-0110 x 513 Email: Roscoconsulting@gmail.com
with a copy to:	Torkin Manes LLP 151 Yonge Street, Suite 1500 Toronto, Ontario, M5C 2W7
Attention: Allan Bronstein Facsimile: 1-888-463-8129 Email: abronstein@torkinmanes.com
If to GTY, Exchangeco or the Company Parties after Closing:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology
with a copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
with a copy to:	Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, Quebec H3B 3V2 Attention: John Leopold Facsimile: (514) 397-3222 Email: JLeopold@stikeman.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
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11.10 Governing Law.   This Agreement shall be governed by and construed in accordance with the law of the Province of Ontario, without regard to its conflicts of law rules. The parties hereto agree that in the event of any dispute regarding this Agreement, non-exclusive jurisdiction for such dispute shall reside in the Courts of the Province of Ontario, and the parties further agree to waive any right to petition for change of venue.
11.11 Amendments and Waivers.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
11.12 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
11.13 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement and any permitted assignee. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement.
11.14 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
11.15 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise
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requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Companies shall be deemed to include the Companies and their respective Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
11.16 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
11.17 Trust Account Waiver.   Each Company and each Questica Holder acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Company and each Questica Holder, for itself and the affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Companies or the Companies’ respective shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever.
11.18 Solicitor-Client Privilege.
The parties hereby acknowledge and agree that: (a) Torkin Manes LLP and Much Shelist LLP (collectively, “Vendor Counsel”) have represented the Questica Holders and the Company Parties in connection with negotiating and consummating the transactions contemplated hereby (“Transactional Matters”), (b) the solicitor-client privilege (and related work product doctrine) relating to Vendor Counsel’s representation of the Questica Holders or the Company Parties, or both, in connection with the Transactional Matters, and all information, documents, and communications within the period commencing on May 11, 2018 and ending at such time as matters pertaining to this Agreement have been fully resolved, whether written or oral, covered by such privilege, shall belong to and be controlled solely by the Questica Holders (and may be waived solely by the Questica Holders), shall constitute assets of the Questica Holders, and neither the GTY nor any of the Company Parties shall control such privilege or claim or assert that it has been waived in connection with the Transactional Matters or assert that Vendor Counsel has any duty to reveal any of the communications or work product covered by such privilege to GTY or any of the Company Parties; provided that with respect to any claim by a third-party against the Questica Holders or the Company Parties, such Questica Holder or Company Party shall control such privilege or claim and have rights to such documents or communications. Notwithstanding any current or prior representation of the Questica Holders or any Company Party by Vendor Counsel, GTY: (A) agrees that Vendor Counsel may represent the Questica Holders in enforcing their rights or defending their interests in any dispute or litigation and that it will not assert or cause or permit GTY or any Company Party or their respective Affiliates to assert that Vendor Counsel’s representation of the Questica Holders or
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any Company Party is a basis for disqualifying Vendor Counsel from so representing the Questica Holders, and (B) waives, for itself and, after Closing, on behalf of any Company Party and its respective Affiliates, any conflict of interest that may arise or be asserted in connection with Vendor Counsel’s representation of the Questica Holders or any Company Party.
11.19 Questica Holders’ Representative.
(a) Each Questica Holder shall be deemed to have appointed Craig Ross (“Questica Holders’ Representative”) to serve as Questica Holders’ Representative for and on behalf of Questica Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the Questica Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of Questica Holders’ Representative for the accomplishment of the foregoing. More specifically, Questica Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each Questica Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each Questica Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such Questica Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to Questica Holders’ Representative. Questica Holders’ Representative shall be authorized to take all actions on behalf of Questica Holders in connection with any claims made under Article 8 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the Questica Holders. No bond shall be required of Questica Holders’ Representative, and Questica Holders’ Representative. Notices or communications to or from Questica Holders’ Representative shall constitute notice to or from each Questica Holder. The Questica Holders are entitled to replace the Questica Holders’ Representative by providing GTY with a written notice signed by a majority of the Questica Holders notifying GTY as to the identity of the replacement Questica Holders’ Representative (who will be deemed the Questica Holders’ Representative for all purposes under this Agreement or in any Ancillary Agreement).
(b) GTY is hereby entitled to rely on all statements, representations and decisions of Questica Holders’ Representative and shall have no liability to the Company Parties, Questica Holders and Questica Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of Questica Holders’ Representative. A decision, act, consent or instruction of Questica Holders’ Representative shall constitute a decision of all Questica Holders and shall be final, binding and conclusive upon all Questica Holders.
[Remainder of Page Intentionally Left Blank]
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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
GTY TECHNOLOGY HOLDINGS INC.
By: /s/ Harry L. You Name: Harry L. You Title: President and Chief Financial Officer
1176368 B.C. LTD.
By: /s/ Harry L. You Name: Harry L. You Title: Director
QUESTICA INC.
By: /s/ Timothy J. Parass Name: Timothy J. Parass Title: President
QUESTICA USCDN INC.
By: /s/ Timothy J. Parass Name: Timothy J. Parass Title: President
CRAIG ROSS, as Questica Holders’ Representative
/s/ Craig Ross Craig Ross
QUESTICA HOLDERS:
SHOCKT INC.
By: /s/ Timothy J. Parass Name: Timothy J. Parass Title: President and Secretary
FERNBROOK HOMES (HI-TECH) LIMITED
By: /s/ Howard Steinberg Name: Howard Steinberg Title: Authorized Signing Officer
ROSS SOFT INC.
By: /s/ Craig Ross Name: Craig Ross Title: President
/s/ Dennis Parass Dennis Parass
/s/ Allan Booth Allan Booth
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AMENDMENT NO. 1 TO SHARE PURCHASE AGREEMENT
This Amendment No. 1 (this “Amendment”) to that certain Share Purchase Agreement (the “Purchase Agreement”), dated as of September 12, 2018, by and among Questica Inc. (“Questica”), a corporation incorporated under the laws of Ontario, Canada, Questica USCDN Inc., a corporation incorporated under the laws of Ontario, Canada (“Questica USCDN”), GTY Technology Holdings Inc., a Cayman Islands exempted company(“GTY”), 1176368 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia) (“Exchangeco”), and each of SHOCKT Inc., Dennis Parass, Fernbrook Homes (Hi-Tech) Limited, Allan Booth, and Ross Soft Inc. (collectively, the “Questica Holders”) and Craig Ross, in his capacity as the Questica Holders’ Representative, is effective as of October 31, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.
R E C I T A L S
WHEREAS, Questica, Questica USCDN, GTY, Exchangeco, the Questica Holders and Craig Ross are Parties to the Purchase Agreement; and
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Article 7 of the Purchase Agreement.
(a) Section 7.1(d) is hereby amended and restated in its entirety to read:
“(i) the GTY Stock Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement, and (ii) GTY shall have delivered to the Questica Holders evidence that, immediately after the Closing (and following any GTY Stock Redemption), GTY will have no less than the Necessary Cash Amount in the Trust Account and/or available from Alternative Financing Sources; and”
(b) Section 7.3(a) is hereby amended and restated in its entirety to read:
“each of the representations and warranties of GTY and Exchangeco contained in ARTICLE 4 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source);”
2. Amendment of Article 9 of the Purchase Agreement.
(a) Section 9.1(f) is hereby amended and restated in its entirety to read:
“by the Companies or the Questica Holders, (i) if GTY or Exchangeco breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY or Exchangeco becomes untrue (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by Questica Holders’ Representative to the breaching Party; provided, that no Questica Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party; or”
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(b) Section 9.1(g) is hereby amended and restated in its entirety to read:
“from and after January 18, 2019, by GTY, the Companies or the Questica Holders, if following the GTY Stockholder Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources would be less than the Necessary Cash Amount.”
3. Amendment of Article 10 of the Purchase Agreement.   Article 10 is hereby amended by adding the following definition in alphabetical order to such Article:
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would reasonably be expected to have a material adverse effect on the trading price of shares of common stock of GTY or on the creditworthiness of GTY and its Subsidiaries taken as a whole.”
4. Miscellaneous.
(a) From and after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Purchase Agreement as amended hereby.
(b) Except as specifically set forth above, the Purchase Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(c) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(d) Sections 11.7 through 11.17 of the Purchase Agreement apply to this Amendment mutatis mutandis.
[signature pages follow]
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IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
GTY TECHNOLOGY HOLDINGS INC.
By: /s/ Harry L. You Name: Harry L. You Title: President & CFO
1176368 B.C. LTD.
By: /s/ Harry L. You Name: Harry L. You Title: President & CFO
QUESTICA INC.
By: /s/ TJ Parass Name: TJ Parass Title: President and CEO
QUESTICA USCDN INC.
By: /s/ TJ Parass Name: TJ Parass Title: President and CEO
CRAIG ROSS, as Questica Holders’ Representative
By: /s/ Craig Ross Name: Craig Ross Title: Chief Revenue Officer
QUESTICA HOLDERS:
SHOCKT INC.
By: /s/ TJ Parass Name: TJ Parass Title: President and CEO
/s/ Dennis Parass Dennis Parass
FERNBROOK HOMES (HI-TECH) LIMITED
By: /s/ Howard Steinberg Name: Howard Steinberg Title: Authorized Signing Officer
/s/ Allan Booth Allan Booth
ROSS SOFT INC.
By: /s/ Craig Ross Name: Craig Ross Title: President
F-74

AMENDMENT NO. 2 TO SHARE PURCHASE AGREEMENT
This Amendment No. 2 (this “Amendment”) to that certain Share Purchase Agreement (the “Purchase Agreement”), dated as of September 12, 2018, by and among Questica Inc. (“Questica”), a corporation incorporated under the laws of Ontario, Canada, Questica USCDN Inc., a corporation incorporated under the laws of Ontario, Canada (“Questica USCDN”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), 1176368 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia) (“Exchangeco”), and each of SHOCKT Inc., Dennis Parass, Fernbrook Homes (Hi-Tech) Limited, Allan Booth, and Ross Soft Inc. (collectively, the “Questica Holders”) and Craig Ross, in his capacity as the Questica Holders’ Representative, is effective as of December 28, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.
RECITALS
WHEREAS, Questica, Questica USCDN, GTY, Exchangeco, the Questica Holders and Craig Ross, in his capacity as Questica Holders’ Representative, are parties to the Purchase Agreement; and
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Section 1.2(c) of the Purchase Agreement.   Section 1.2(c) is hereby amended and restated in its entirety to read:
“the Pro Rata Portion of the Escrow Shares and the Purchase Price Escrow Amount, if any, that are distributed or paid to the Questica Holders pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made.”
2. Amendment of Section 1.3(a)(ii) of the Purchase Agreement.   Section 1.3(a)(ii) is hereby amended and restated in its entirety to read:
“by issuing to the Questica Holders at Closing their respective Questica Shares Allocation Percentage of  (A) either (i) two million six-hundred thousand (2,600,000) Class A Exchangeable Shares, each valued at Ten Dollars ($10.00) per share, less the Escrow Shares, if the aggregate of the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) two million (2,000,000) Class A Exchangeable Shares, each valued at Ten Dollars ($10.00) per share, less the Escrow Shares, if the aggregate of the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is greater than or equal to $325,000,000 at Closing, and (B) one million (1,000,000) Class B Exchangeable Shares (collectively, the “Consideration Shares”), which Consideration Shares (and the Underlying Shares issued on exchange thereof) shall be subject to the Questica Holder Lockup Agreement;”
3. Amendment of Section 1.3(a)(iii) of the Purchase Agreement.   Section 1.3(a)(iii) is hereby amended and restated in its entirety to read:
“by depositing at Closing the Escrow Shares into the Indemnity Escrow Account, which Escrow Shares shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement; and”
4. Amendment of Section 7.3(f) of the Purchase Agreement.   Section 7.3(f) is hereby amended and restated in its entirety to read:
“Exchangeco shall have deposited the Escrow Shares with the Escrow Agent;”
5. Amendment of Section 8.5(c) of the Purchase Agreement.   The last paragraph of Section 8.5(c) is hereby amended and restated in its entirety to read:
“Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from all or any of the Questica Holders pursuant to this Article 8, GTY and the Questica Holders’ Representative shall deliver a joint written instruction, or written instruction from GTY or the
F-75

Questica Holders’ Representative attaching a final non-appealable court order from a court of competent jurisdiction, to the Escrow Agent setting forth the amount of such Loss and directing the Escrow Agent to release and transfer to the GTY Indemnitees pursuant to this Article 8 the number of Escrow Shares equal to the lesser of:
(i) the amount of the Loss, divided by the 30-Day VWAP, calculated as of the date of such payment; and
(ii) the amount of the Loss divided by $10.00, in each case, subject to the Escrow Agreement.
For purposes of this Agreement, “30-Day VWAP” means the volume weighted average price of a share of GTY Common Stock, for the 30 trading days immediately prior to the date of calculation (as reported by Bloomberg L.P. or a similar organization and as adjusted for splits, dividends, reorganizations, recapitalizations and the like)”
6. Amendment of Section 1.6(e) of the Purchase Agreement.   Section 1.6(e) is hereby amended and restated in its entirety to read:
“ “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, plus (iv) the Closing Date Cash as set forth in the Final Purchase Price Adjustment Statement (in each case, terms used in this paragraph which are not defined in this Agreement shall have the same meaning as those same terms that are defined by reference to “Estimated”, except as finally determined).”
7. Amendment of Article 10 of the Purchase Agreement.
(a) The following defined terms are hereby amended and restated in their entirety to read:
“Cash Consideration” means an amount equal to: (a) the Cash Purchase Price, less (b) the Estimated Closing Indebtedness Amount, less (c) the Purchase Price Escrow Amount, plus (d) the Estimated Closing Cash Amount.
“Cash Purchase Price” means (i) $54,000,000, if the aggregate of the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) $60,000,000, if the aggregate of the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) any bonuses (including transaction-related bonuses), (f) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (g) any bank overdrafts, (h) any other liabilities recorded in accordance with ASPE on the balance sheet of each Company as of the Closing, including remaining obligations due to current or former employees, (i) any entity level Taxes payable and, for clarity, all payroll Taxes associated with transaction bonuses or other transaction based payments, past due payroll taxes, (j) 15% of deferred revenue/contract liabilities as of the 11:59 p.m. on December 31, 2018, notwithstanding the fact that “Debt” will otherwise be calculated as of immediately prior to Closing, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (l) of any other Person secured by any Lien, and (i) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (i) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties; provided, however, for greater certainty, “Debt” shall not include (i) any earnout payments or other similar payments owing under the asset purchase agreement dated the 20th day of June, 2017 by and among Questica Ltd., Powerplan Corporation and Pramod Deshpande or (ii) any amounts owing from Questica, Questica USCDN, or any of their Subsidiaries to Questica, Questica USCDN, or any of their Subsidiaries.
“Escrow Shares” means a number of Consideration Shares having an aggregate value of  $8,000,000.
F-76

“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit the Escrow Shares.
“Necessary Cash Amount” means $270,000,000.
(b) The following defined term is hereby deleted in its entirety:
“Cash Escrow Amount” means $6,000,000.
8. Miscellaneous.
(a) From and after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Purchase Agreement as amended hereby.
(b) From time to time, each Party shall, at the request of any other Party, execute and deliver, or cause to be executed and delivered, such additional amendments, other documents and other assurances and take, or cause to be taken, all such action as is reasonably required to implement the amendments contemplated in this Amendment, including making any amendments to the Escrow Agreement or any other Ancillary Agreement as the parties may deem necessary to implement this Amendment.
(c) Except as specifically set forth above, the Purchase Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(d) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(e) Sections 11.7 through 11.17 of the Purchase Agreement apply to this Amendment mutatis mutandis.
[signature pages follow]
F-77

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
1176368 B.C. LTD.
By:
/s/ Harry You

Name: Harry You
Title:   President & CFO
QUESTICA INC.
By:
/s/ TJ Parass

Name: TJ Parass
Title:   President & CEO
QUESTICA USCDN INC.
By:
/s/ TJ Parass

Name: TJ Parass
Title:   President & CEO
CRAIG ROSS, as Questica Holders’ Representative
By:
/s/ Craig Ross

Name: Craig Ross
Title:   Chief Revenue Officer
F-78

QUESTICA HOLDERS:
SHOCKT INC.
By:
/s/ TJ Parass

Name: TJ Parass
Title:   President
/s/ Dennis Parass

Dennis Parass
FERNBROOK HOMES (HI-TECH) LIMITED
By
/s/ Howard Steinberg

Name: Howard Steinberg
Title:   Authorized Signing Officer
/s/ Allan Booth

Allan Booth
ROSS SOFT INC.
By:
/s/ Craig Ross

Name: Craig Ross
Title:   President
F-79

Annex G
Execution Version
UNIT PURCHASE AGREEMENT
by and among

GTY Technology Holdings Inc.,

Sherpa Government Solutions LLC

the Sherpa Holders

and

David Farrell, as the Sherpa Holders Representative

dated September 12, 2018

(continued)

(continued)

Exhibits and Schedules
Exhibit A	Earnout Payment
Exhibit B	Registration Rights
Exhibit C	Form of Escrow Agreement
Exhibit D	GTY Equity Incentive Plan
Exhibit E	Form of Lock Up Agreement
Exhibit F	Accounts Receivable
Company’s Disclosure Schedule
GTY’s Disclosure Schedule

UNIT PURCHASE AGREEMENT
This Unit Purchase Agreement (this “Agreement”) is entered into on September 12, 2018 by and among Sherpa Government Solutions LLC, a Delaware limited liability company (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), the Sherpa Holders and David Farrell, in his capacity as the “Sherpa Holders’ Representative”, pursuant to the designation in Section 11.19. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 10 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY and the Sherpa Holders may also be referred to individually herein as a “Party”, and collectively as the “Parties.”
PRELIMINARY STATEMENTS
A. GTY is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
B. Prior to the Closing, GTY will incorporate in the State of Massachusetts a wholly owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein). Prior to the Closing, GTY will assign all its rights, interest and obligations under this Agreement to Holdings.
C. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
D. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
E. The Company is engaged in the business of public sector budgeting technology (the “Business”).
F. Immediately prior to the Effective Time, the individuals listed on Section 2.3 of the Company Disclosure Schedule (collectively, the “Sherpa Holders”) own all of the issued and outstanding limited liability company interests of the Company (collectively, the “Sherpa Units”).
G. The Parties desire to enter into this Agreement pursuant to which the Sherpa Holders shall sell to GTY, and GTY shall purchase from the Sherpa Holders all of the Sherpa Units.
Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1

SALE AND PURCHASE OF UNITS
1.1 Sale and Purchase of Sherpa Units.   Upon the terms and subject to the conditions set forth in this Agreement, each Sherpa Holder agrees to sell, assign, transfer and deliver to GTY at the Closing, and GTY agrees that it shall purchase and accept delivery from such Sherpa Holder at the Closing, all of the Sherpa Units owned by such Sherpa Holder free and clear of any and all Liens other than restrictions on transfer arising under applicable securities laws.
1.2 Consideration.   As consideration for the Sherpa Units, GTY shall pay to each Sherpa Holder an amount of cash equal to (a) the Cash Purchase Price multiplied by (b) Sherpa Holder’s Pro Rata Portion.

1.3 Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the Sherpa Holders’ Representative shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration.
1.4 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the Sherpa Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Cash and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”).
(b) Following the Closing Date, the Company shall permit the Sherpa Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.4. Notwithstanding the foregoing provisions of this Section 1.4(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the Sherpa Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.
(c) If the Sherpa Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the Sherpa Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the Sherpa Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the Sherpa Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the Sherpa Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the Sherpa Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.4(d).
(d) GTY and the Sherpa Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If GTY and the Sherpa Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the Sherpa Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY the Sherpa Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the Sherpa Holders’ Representative are unable to agree upon an alternative Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the Sherpa Holders’ Representative or any of their respective Affiliates. The Sherpa Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the Sherpa Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an arbitrator (not an expert) and may select as a resolution the position of either GTY or the Sherpa Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the Sherpa Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the Sherpa Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by the GTY and the Sherpa Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article 1), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the Sherpa Holders’ Representative based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the Sherpa Holders position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the Sherpa Holders. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 8.
(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Closing Cash Amount as set forth in the Final Purchase Price Adjustment Statement.
1.5 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the Sherpa Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Sherpa Holders’ Representative for the benefit of the Sherpa Holders; and
(ii) GTY shall promptly pay to the Sherpa Holders’ Representative the Adjustment Amount for the benefit of the Sherpa Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the Sherpa Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(i) to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and
(ii) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Sherpa Holders’ Representative the remainder of the Purchase Price Escrow Account for the benefit of the Sherpa Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the Sherpa Holders.

(e) Any amounts payable pursuant to this Section 1.5 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.4 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The Sherpa Holders’ Representative and GTY agree to treat any payment made pursuant to this Section 1.5 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.
1.6 Escrowed Portion of the Purchase Price.   For the purpose of securing the Sherpa Holders’ Representative’s obligations under Sections 1.5 and 1.6, at the Closing, GTY shall deliver $100,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.4 and Section 1.5.
1.7 Withholding.   GTY and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price and the Cash Escrow Amount) such amounts as GTY or the Company (or any Affiliate thereof) shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.8 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and the Sherpa Holders’ Representative may mutually agree in writing (the “Closing Date”).
1.9 Earnout Payment.   Subject to the terms and conditions of Exhibit A, after the Closing, the Sherpa Holders may receive the Earnout Payment as additional consideration pursuant to and in accordance with Exhibit A.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
As an inducement to GTY to enter into this Agreement and to consummate the Transaction, the Company and each Sherpa Holder hereby represents and warrants to GTY as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   The Company (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of the Company, and such books and records are accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws. There have been no formal meetings of the equityholders or the board of directors (or equivalent body) of the Company or other material corporate actions, resolutions or consents of the equityholders or the board of directors (or equivalent body) of the Company that are not reflected in such books and records. The Company is not in default under or in violation of any provision of its Organizational Documents, or has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Company, and the consummation of the Transaction, have been duly approved by all requisite action on the part of the Company. This Agreement and each Ancillary Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
2.3 Capitalization and Subsidiaries.
(a) The Sherpa Units represent one hundred percent (100%) of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such Sherpa Units and the number of Sherpa Units owned by each such Person. All of the Sherpa Units are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the Sherpa Units have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Capital Stock or other securities of the Company.
(b) Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, the Company does not (i) own, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) have any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to the Company, or any Sherpa Holder, or (ii) provision of the Organizational Documents of the Company; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which the Company is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock or assets of the Company or any of the Sherpa Units; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any Sherpa Holder, the Company or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any Sherpa Holder or the Company from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
2.5 Brokers’ Fees.   Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, the Company does not (i) have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) have entered into any Contract which could give rise to any liability or obligation of GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company: (i) unaudited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Audited Financial Statements”); and (ii) unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the twelve-month period ended December 31, 2017 (collectively, the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Audited Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or its accountants. The Company have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (“Internal Controls”). Neither the Company nor an independent auditor of the Company has identified or been made aware of  (i) any significant deficiency or material weakness in the system of Internal Controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls over financial reporting that would reasonably be expected to adversely affect, in a material manner, the Company’s ability to record, process, summarize and report financial information, and there is no fraud that involves any Sherpa Holder, the management of the Company or any other Person. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, copies of each management letter delivered to the Company by its accounting firm on or after January 1, 2015 in connection with the Financial Statements or relating to any review by such accounting firm of the Internal Controls of the Company.
(c) Since the Most Recent Fiscal Year End, the Company and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor the Company has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $10,000, other than sales of inventory in the Ordinary Course of Business;

(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $10,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $10,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $10,000;
(vi) issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $10,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;
(xi) except in the Ordinary Course of Business, (A) made, changed or rescinded any Tax election, (B) settled or compromised any Tax liability, (C) amended any Tax Return or taken any position on any Tax Return, (D) taken any action, omitted to take any action, or (E) entered into any other transaction that would have the effect of materially increasing its Tax liability or materially reducing any of its Tax assets in respect of any taxable period ending after the Most Recent Fiscal Year End;
(xii) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xiii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiv) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;

(xv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xvi) entered into any joint venture, partnership or similar arrangement;
(xvii) entered into or became subject to any power of attorney;
(xviii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;
(xix) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xx) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xxi) amended, modified, terminated, canceled or permitted to lapse any insurance policies;
(xxii) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company’s accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company’s good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), or (c) those which are not, individually or in the aggregate, material in amount. The Company is not a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
2.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company or the Business, or affecting any of their respective assets, rights or properties.
(b) There are no material Orders to which the Company or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. The Company has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company as currently conducted and as planned to be conducted by the Company. Except as set forth on Section 2.8(c) of the Company’s Disclosure Schedule, the Company has obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges Since January 1, 2015, (i) there has not occurred any default under any Permit by the Company, (ii) none of the Company has received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company, and the Company has not taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. The Company is not insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and the Company has been paying its respective debts as they become due and within vendor terms.
2.9 Tax Matters.
(a) The Company and each Subsidiary of the Company have timely filed all Tax Returns required to be filed by the Company or any Subsidiary of the Company, and all such Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes of the Company or any Subsidiary of the Company due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid.
(b) All Taxes of the Company and any Subsidiary of the Company not yet due and payable have been fully accrued on the books of the Company or a Subsidiary of the Company.
(c) Neither the Company nor any Subsidiary of the Company currently is the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2013, no claim has been made by an Governmental Body in a jurisdiction where the Company or any Subsidiary of the Company (or the Sherpa Holders as a result of their ownership of the Company or any Subsidiary of the Company) does not file Tax Returns or pay Taxes that the Company or any of its Subsidiaries (or the Sherpa Holders as a result of their ownership of the Company or any Subsidiary of the Company) is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company or any Subsidiary of the Company, other than Permitted Liens.
(d) The Company has timely and properly withheld (i) all Taxes required to have been withheld in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person and (ii) all sales, use, ad valorem, and value added Taxes. The Company and each Subsidiary of the Company timely remitted all withheld Taxes to the proper Governmental Body in accordance with all applicable Laws. All Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(e) Neither the Company nor any Subsidiary of the Company has ever been a member of any Affiliated Group. Neither the Company nor any Subsidiary of the Company is liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability, or otherwise. Neither the Company nor any Subsidiary is party to any Tax Sharing Agreements (other than Ordinary Course Tax Sharing Agreements). All amounts payable with respect to (or by reference to) Taxes pursuant to any Ordinary Course Tax Sharing Agreement have been timely paid in accordance with the terms of such contracts.
(f) Less than fifty percent (50%) of the Company’s and its Subsidiary’s assets consist of interests in “United States real property interests” within the meaning of Code Section 897(c).
(g) There are no audits or other Proceedings in progress, pending, proposed or threatened with respect to any Taxes or Tax Returns of, or with respect to, the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.

(h) None of the Sherpa Holders, the Company, nor any Subsidiary of the Company has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Governmental Body that relates to the Taxes or Tax Returns of the Company or any of its Subsidiaries. No power of attorney granted by the Company or any Subsidiary of the Company with respect to any Taxes is currently in force.
(i) Neither the Company nor any Subsidiary of the Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(j) Neither the Company nor any Subsidiary of the Company has engaged in any transaction that could affect the income Tax liability for any period not closed by the statute of limitations which is a “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).
(k) Neither the Company nor any Subsidiary of the Company is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of  (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any material prepaid amounts or deferred revenue; (iv) an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Body (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Laws). Neither the Company nor any Subsidiary of the Company has made an election (including a protective election) pursuant to Code Section 108(i). Neither the Company nor any Subsidiary of the Company currently uses the cash method of accounting for income Tax purposes. Neither the Company nor any Subsidiary of the Company has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Section 455 of the Code, or Section 456 of the Code (or any corresponding provision of state or local law).The Company is, and at all times since its formation has been, treated as either a partnership or a disregarded entity for federal income tax purposes. No election has been filed under Treasury Regulation § 301.7701-3(c) to treat the Company as an association taxable as a corporation. All Subsidiaries of the Company are (and have been for their entire existence) classified as “disregarded entities” for all income Tax purposes and no election has been made (or is pending) to change such treatment.
(l) The Company has not elected to apply any provision of the Revised Partnership Audit Provisions.
(m) Neither the Company nor any Subsidiary pays any income Taxes in any state or local or non-U.S. jurisdiction and neither the Company nor any Subsidiary is obligated, or has agreed, to pay any income Taxes of any of its members (direct or indirect) (by means of withholding, electing to file composite returns in any jurisdiction, or otherwise).
(n) No member (or former member) has any right to any distributions with respect to Taxes (or otherwise) from the Company that will survive the Closing.
(o) Neither the Company nor any Subsidiary of the Company owns an interest in any Flow-Thru Entity.
2.10 Real Property; Personal Property.
(a) The Company does not own or have fee title to any real property.
(b) The Company does not lease any real property.

(c) Except as set forth in Section 2.10(c) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.10(c) of the Company’s Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
(d) Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.
2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not interfered with, infringed, misappropriated, or otherwise violated, and do not interfere with, infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person in any respect, and no Sherpa Holder or the Company has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. No Person is interfering with, challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company owns or has the right to use all Intellectual Property that is used or planned for use in, and material to, the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) patent, trademark, service mark, Internet domain name, and copyright registration or application, material unregistered Trademark and material Software which is owned by the Company and (ii) item of Intellectual Property which is utilized in the operation of the Business (excluding licenses of commercially available off-the-shelf software having a replacement cost of less than $5,000. Except as set forth in Section 2.11(b) of the Company’s Disclosure Schedule, all the Intellectual Property required to be disclosed in Section 2.11(b) of the Company’s Disclosure Schedule is valid and enforceable. The Company is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company.
(c) The Company has taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company (and any confidential information owned by any Person to whom any of the Company has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company valid and enforceable written assignments of any such Intellectual Property to one of the Company, and the Company has delivered true and complete copies of such assignments to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee, contractor or consultant who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company is required to pay any royalty or make any other form of payment to any Governmental Body Authority to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.
(e) All Software set forth on Section 2.11(e) of the Company’s Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions established by the Company or conveyed by the Company to their customers or other transferees, (ii) is operative for its intended purpose free of any material defects or deficiencies and does not contain any Self-Help Code, Unauthorized Code, or similar programs, (iii) have been upgraded as necessary so that they are fully functional in every material respect on currently available platforms, and (iv) have been maintained by the Company on their own behalf or on behalf of their customers and other transferees to their reasonable satisfaction and in accordance with the Company’s contractual obligations to their customers and industry standards. All copies of source and object codes for all such Software are complete and correct except for minor deviations that would not have an adverse effect on the function or use of any of such Software or cause such Software to malfunction. No Person other than the Company possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company and has been maintained strictly confidential. None of the Company has any obligation to afford any Person access to any such source code. The Company are in possession of all other material relating to the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.
(f) Except as set forth on Section 2.11(f) of the Company’s Disclosure Schedule, no Software, product or service of the Company (including any Software, product or service of the Company currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software. All Publicly Available Software used by the Company has been used in its entirety and without modification.
(g) None of the Company nor any of their consultants has used Publicly Available Software in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor licensed or distributed to any third party any combination of Publicly Available Software and Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company to use, distribute or enforce any Owned Intellectual Property in any manner.
(h) The IT Assets are operational, fulfill the purposes for which they were acquired or developed, have security, back-ups and disaster recovery arrangements in place and hardware and Software support, maintenance and trained personnel which are sufficient in all material respects for the current and anticipated future needs of the Business. The Company have disaster recovery and security plans, procedures and facilities and have taken reasonable steps consistent with or exceeding industry standards to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.

(i) Each item of Intellectual Property owned or used by the Company or the Business immediately prior to the Closing will be owned or available for use by the Company and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company or the Business immediately prior to the Closing.
(j) The Company are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company are a party.
(k) The Company have not experienced any Security Breaches or material Security Incidents, and none of the Company is aware of any written or oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Company has received any written or oral complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company’s Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(l) The Company are and always has been in compliance with all applicable Privacy and Security Requirements. The Company have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company’s rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(m) The Company have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company are in compliance in all material respects with all such Privacy Policies. None of the Company has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.
(n) The Company have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company’s employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.
2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which the Company is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Employee Benefit Plan of the Company):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $10,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $5,000 or the loss of which would material to the Company or the Business;
(iii) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $10,000;
(iv) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(v) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;

(vi) each Contract containing any covenant that purports to restrict or limit the Company’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(vii) each Contract for Debt in excess of  $10,000;
(viii) each collective bargaining agreement with any labor union currently in force and effect;
(ix) each Contract relating to employment or consulting between the Company or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;
(x) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company;
(xi) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of the Company in the Ordinary Course of Business and intellectual property assignment agreement with employees of the Company, in each case in the form provided by the Company to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $5,000;
(xii) each current Government Contract and Government Contract Bid;
(xiii) each Contract requiring the Company to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company;
(xiv) each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and
(xv) any other Contract that is material to the Company and not previously disclosed pursuant to this Section 2.12(a).
(b) The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) the Company is not in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by the Company, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) the Company has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) the Company has not assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.

2.13 Government Contracts and Bids.
(a) Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company in the last five (5) years that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company has complied in all material respects with all such representations and certifications.
(iii) The Company are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company and not withdrawn.
(iv) During the last five (5) years, the Company has not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b), or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.
(vii) Neither the Company nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.

(x) There are no outstanding written claims between any of the Company and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company.
(xii) The Company have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.
(b) The Company and their officers, directors, managers, employees, consultants, and agents collectively hold all security clearances necessary for the operation of their business as presently conducted. Section 2.13(b) of the Company’s Disclosure Schedule sets forth a correct and complete list of all security clearances held by the Company and their directors, officers, employees, consultants, or agents. The Company are not aware of any facts that are reasonably likely to give rise to the revocation of any security clearance of the Company or any of their directors, officers, managers, employees, consultants or agents. The Company and their directors, officers, managers, employees, consultants or agents are in compliance in all material respects with applicable facilities and personnel security clearance requirements of the United States, including those specified in the Industrial Security Regulation (DOD 5220.22-R) and the National Industrial Security Program Operating Manual, DOD 5220.22-M.
(c) The Company have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company has not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.
(d) To the Knowledge of the Company, all former U.S. government personnel that have been employed or retained by the Company comply with applicable Governmental Rules specifically related to post-government employment.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company or the Business, and any active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. The Company (a) has not received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) does not have any written self-insurance or co-insurance plan.
2.15 Employees.
(a) Except as set forth on Section 2.15(a) of the Company’s Disclosure Schedule none of the Company is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its

Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company. The Transaction shall not create any notice or consultation obligations for the Company.
(b) Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all employees of the Company including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), date of hire, and any other perquisites. All US employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(c) Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company, including the fees paid by the Company to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018.
(d) The Company are in compliance with all applicable Laws, including, but not limited to, those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter. The Company have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law.
(e) The Company have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.
(f) The Company, as applicable, has paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) Section 2.15(g) of the Company’s Disclosure Schedule lists all employees, independent contractors, consultants and temporary employees covered by any written non-competition or non-solicitation Contract with the Company, and the Company has provided or Made Available to GTY the current and complete copies of each such Contract. The Company have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(h) The Company have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company.
2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which the Company has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan.”
(b) With respect to each Company Benefit Plan, and each Foreign Benefit Plan, as applicable, the Company has Made Available in the electronic data room to GTY copies of  (i) such Company Benefit Plan or Foreign Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan or Foreign Benefit Plan, a written description of the terms of such plan, (ii) the most recent summary plan description (if any), (iii) the three most recent annual reports on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the three most recent compliance and nondiscrimination tests, (v) the three most recent audited financial statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Authority.
(c) With respect to each Company Benefit Plan, including any Foreign Benefit Plan: (i) each has been maintained, funded, operated, and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan and Foreign Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body.
(d) Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing with the applicable Governmental Authorities, and (iii) the fair market value of the assets of each Company Benefit Plan, including each Foreign Benefit Plan, the liability of each insurer for each Company Benefit Plan, including each Foreign Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, including each Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan and Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan or Foreign Benefit Plan, and each Company Benefit Plan and Foreign Benefit Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.
(e) Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Company Benefit Plan or Foreign Benefit Plan provides health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.

(g) With respect to the Company Benefit Plans and Foreign Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. The Company and each ERISA Affiliate have, for purposes of each Company Benefit Plan and Foreign Benefit Plan, and for all other purposes, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable.
(h) Neither the Company nor any Subsidiary of the Company has any obligation or commitment to pay, “gross up”, or otherwise indemnify any Person with respect to Taxes under Section 409A or 4999 of the Code.
(i) Except as set forth in Section 2.16(i) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(j) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
(k) Except as set forth on Section 2.16(k) of the Company’s Disclosure Schedule, (i) each Foreign Benefit Plan required to be registered or approved has been registered or approved and has been maintained and administered in good standing with applicable Governmental Bodies; (ii) each Foreign Benefit Plan that is intended to qualify for favorable tax benefits under the applicable Laws of any jurisdiction is so qualified, and no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such status; (iii) each Foreign Benefit Plan that is required to be funded and/or book-reserved is funded and/or book-reserved, as appropriate, in accordance with applicable accounting standards and/or non-US Laws; (iv) no Foreign Benefit Plan is a defined benefit pension plan or scheme; (v) each Foreign Benefit Plan that provides benefits after termination of employment, other than any pension plan, can be terminated upon reasonable notice without obligation or liability to the applicable entity, GTY or any of their respective Affiliates, except as provided otherwise by applicable Law; and (vi) there are no unfunded liabilities for deferred compensation, pension benefits, pension schemes, termination gratuities and termination indemnities related to any period of time prior to the Closing under any Foreign Benefit Plan or with respect to any employees or former employees of any Company outside of the United States, except for any liabilities reflected on the financial statements of the Company.
2.17 Environmental, Health, and Safety Matters.   Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:
(a) The Company and the Business are, and since January 1, 2012 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since September 1, 2012. A list of all such Permits is set forth on Section 2.17(b) of the Company’s Disclosure Schedule.
(c) Since January 1, 2012, none of the Company or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to the Company or the Business, their current or former facilities or the real property arising under Environmental, Health, and Safety Requirements.
(d) No owned real property or leased real property contains underground storage tanks, and no owned real property or leased real property has contained underground storage tanks in the past.
(e) None of the Company or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) Section 2.17(f) of the Company’s Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company which are in the Company’s possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between the Company, on the one hand, and any Sherpa Holder, or any of their respective Affiliates, on the other hand, (b) no Sherpa Holder or the Company, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, the Company, or (c) no Sherpa Holder or Affiliate of any Sherpa Holder (excluding the Company) has any material interest in or owns any material assets or properties used by the Company or in the conduct of the Business. All Contracts set forth on in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company than could have been obtained from an unrelated third party.
2.19 Anti-Corruption Laws.
(a) None of the Company, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company or to secure any improper advantage for the Company.
(b) The Company and their respective directors, managers, officers, employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.
2.20 Customers.
(a) Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) The Company maintain good relations with each of their Key Customers, and no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2015, no Key Customer (A) has canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.
2.21 Suppliers.
(a) Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) The Company maintain good relations with each of their Key Suppliers, and no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2015, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or (E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
2.22 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company and its Subsidiaries (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except to the extent paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the notes and accounts receivable as of the Closing Date than the reserve reflected on the Interim Financial Statements represented of the notes and accounts receivable reflected therein and will not represent a material adverse change in the composition of such accounts and notes receivable in terms of aging). Except as set forth in Section 2.22(a) of the Company’s Disclosure Schedule, each of such accounts and notes receivable either has been or will be collected in full, within ninety (90) days after the date on which it first becomes due and payable.
(b) Except as set forth in Section 2.22(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.

(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.
2.23 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.
2.24 Full Disclosure.   No representation or warranty of the Company in this Agreement, any Ancillary Agreement or in the Disclosure Schedule contains any untrue or misleading statement of a material fact, or omits any material fact necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.
2.25 Information Supplied.   None of the information relating to the Company supplied by the Company, or by any other Person acting on behalf of the Company, in writing for inclusion in the Proxy Statement shall, as of the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to the GTY Shareholders, at the time of the GTY Shareholder Meeting, or at the Closing, contain any statement that, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading in any material respect.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING SHERPA HOLDERS
As an inducement to GTY to enter into this Agreement and to consummate the Transaction, each Sherpa Holder hereby represents and warrants to GTY as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
3.1 Capacity and Authority.   Such Sherpa Holder has full power, authority and legal capacity to enter into this Agreement and perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of such Sherpa Holder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
3.2 Title to Sherpa Units.   Such Sherpa Holder has good and marketable title to, and is the record and beneficial owner of, the Sherpa Units indicated as owned by it in Section 3.2(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, GTY will acquire good and valid title to all of the Sherpa Units, free and clear of all Liens.
3.3 No Violation.   Such Sherpa Holder is not subject to or obligated under any applicable Law or any material agreement or instrument, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by Sherpa Holder’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

3.4 Governmental Consents.   Such Sherpa Holder is not required to submit any notice, report or other filing with any Government Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Government Body or any other party or Person is required to be obtained by such Sherpa Holder in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.
3.5 Litigation.   There are no suits or proceedings pending or, to such Sherpa Holder’s Knowledge, threatened in writing, against such Sherpa Holder at law or in equity, or before or by any Government Body, which would adversely affect such Sherpa Holder’s performance under this Agreement or the consummation of the transactions contemplated hereby.
3.6 Brokers’ Fee.   Such Sherpa Holder does not (i) have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) have entered into any Contract which could give rise to any liability or obligation of GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.7 Investment Purpose.   Any GTY Common Stock received by such Sherpa Holder as consideration pursuant to this agreement is for such Sherpa Holder’s own account, for investment purposes only and not with a view to the distribution or public offering thereof in violation of the Securities Act, or any applicable United States federal or state securities laws or regulations.
3.8 Knowledge and Experience.   Such Sherpa Holder has such knowledge and experience in financial and business matters that such Sherpa Holder is capable of evaluating the merits and risks of such Sherpa Holder’s investment in the GTY Common Stock, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. Such Sherpa Holder has had the opportunity to engage, or has engaged, legal, financial, accounting, tax and other advisors, experienced in the evaluation and purchase of securities of companies such as GTY as contemplated hereunder. Such Sherpa Holder has undertaken such investigation, and has been provided and reviewed such documents and information, as he or she has deemed necessary to enable him or her to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Such Sherpa Holder is an “accredited investor” as that term is defined in Regulation D under the Securities Act. Such Sherpa Holders understands that neither the U.S. Securities and Exchange Commission nor any other federal, state or non-U.S. agency has recommended, approved or endorsed the purchase of the GTY Shares as an investment or passed on the accuracy or adequacy of the information set forth in this Agreement or any other documents used in connection with the Transaction.
3.9 Disclosure.   Such Sherpa Holder has been given access to all information regarding the financial condition and the proposed business and operations of GTY and its Subsidiaries and all other information that such Sherpa Holder has requested in order to evaluate its investment in GTY. Prior to the date hereof, GTY has made available to such Sherpa Holder the opportunity to ask questions of, and to receive answers from, persons acting on behalf of GTY concerning the terms and conditions of this Agreement, and to obtain any additional information desired by such Sherpa Holder with respect to GTY and its Subsidiaries.
3.10 No Other Representations or Warranties; Acknowledgments.   No representations or warranties, oral or otherwise, have been made to such Sherpa Holder or any party acting on such Sherpa Holder’s behalf in connection with the investment in the GTY Common Stock other than the representations and warranties specifically set forth in this Agreement. Such Sherpa Holder has had an opportunity to consult an independent financial, tax and legal advisor and such Sherpa Holder’s decision to enter into this Agreement has been based solely upon such Sherpa Holder’s evaluation. Such Sherpa Holder is aware that this Agreement provides significant restrictions on such Sherpa Holder’s ability to transfer or dispose of GTY Common Stock. Such Sherpa Holder represents and warrants to the Company that his or her participation in the trade and acceptance of any GTY Common Stock pursuant to this Agreement is voluntary and that such Sherpa Holder has not been induced to participate by expectation of engagement, appointment, employment or continued engagement, appointment or employment with GTY or its affiliates, as applicable.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES CONCERNING GTY
As an inducement to the Sherpa Holders to enter into this Agreement and to consummate the Transactions, GTY hereby represents and warrants, to the Company and the Sherpa Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
4.1 Organization, Qualification and Power.   Each GTY Party (i) is duly organized, validly existing and in good standing under the Laws of the Cayman Islands, the State of Delaware or the State of Massachusetts, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
4.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board has unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
4.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.
(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 4.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of

GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 4.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
4.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 4.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 4.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
4.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
4.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by

Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
(c) The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintain a system of Internal Controls. The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.
4.7 Litigation; Legal Compliance.   Except as set forth in Section 4.7 of GTY’s Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.
4.8 Trust Account.
(a) As of August 17, 2018, GTY has at least $562,277,933.00 Dollars in a trust account at UBS, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.”
ARTICLE 5

PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
5.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction; provided, that, nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 7.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 7.3 and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 7 below.
5.2 Consents.   As promptly as practicable after the date hereof, the Company shall solicit the Consents set forth on Section 5.2 of the Company’s Disclosure Schedule. The Company shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company, to obtain all such Consents prior to the Closing.
5.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 5.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY, the Sherpa Holders shall, and shall cause the Company and their Affiliates to: (i) conduct the Company and the Business only in the Ordinary Course of Business, (ii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company and the Business, preserve intact the current business organization of the Company, keep available the services of the current officers, employees and agents of the Company, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, (iii) not incur any Taxes outside of the ordinary course of business; (iv) not enter into any agreement with any Governmental Body with respect to any Tax or Tax Returns of the Company or any Subsidiary of the Company; (v) not surrender a right of the Company or any Subsidiary of the Company to a Tax refund; (vi) not change an accounting period of the Company or any Subsidiary of the Company with respect to any Tax; (vii) not file an amended Tax Return for the Company or any Subsidiary of the Company; (viii) not make a material Tax election inconsistent with past practices; (ix) not change or revoke any material election with respect to Taxes or Tax Return of the Company or any Subsidiary of the Company; (x) not extend the applicable statute of limitations with respect to any Tax of the Company or any Subsidiary of the Company; (xi) not take any action that could result in the Company ceasing to be classified as a partnership for income Tax purposes or any Subsidiary of the Company ceasing to be classified as a “disregarded entity” for income Tax purposes; (xii) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement; (xiii) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 7.2(a) would fail to be satisfied; (xiv) not repay or incur any Debt after 11:59 P.M. on the date immediately prior to the Closing Date; (xv) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar years ending December 31, 2018 and 2019, in an aggregate amount not less than 90% of the budgeted amounts therefor under the capital expenditure and operating budgets, each as provided to GTY) and (xvi) not to take any of the following actions, except in the Ordinary Course of Business:
(a) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;
(c) (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;
(d) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(e) make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or GAAP;
(f) commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;
(g) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(h) agree or commit to do any of the foregoing.

5.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations.
(b) All information disclosed by or to any Party, the Company or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated June 4, 2018 (the “Confidentiality Agreement”), between GTY and the Company.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 8.
5.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such Party any reason to believe that any of the conditions of the other Party set forth in Article 7 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on the Company or GTY Party, or (v) would require any amendment or supplement to any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 8; provided, further, that to the extent such supplement or amendment relates to any matter that occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 7. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
5.6 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company, or (C) any similar transaction or business combination involving the Company (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or the Company to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Company and the Sherpa Holders acknowledge and agree that each is aware, and that the Company, the Sherpa Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and the Sherpa Holders hereby agree, for themselves and on behalf of each of their respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
5.7 SEC Filings.
(a) As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).
(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies and their subsidiaries involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the stockholders of GTY. GTY shall advise the Company and the Sherpa Holders promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company to, as promptly as reasonably practicable, provide GTY with all information concerning the Sherpa Holders and the Company, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the Sherpa Holders, the Company or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with Sherpa Holders’ Representative, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Company and the Sherpa Holders covenant and agree, jointly and severally, that the information (i) relating to the Sherpa Holders, the Company or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Company, the Sherpa Holders or the Company, or any of their respective Affiliates or representatives, in any case, to be contained in the Registration Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of GTY, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
5.8 Registration Rights.   The Parties hereto agree that Exhibit B hereto sets forth the registration rights relating to any GTY Common Stock to be issued to the Sherpa Holders hereunder in connection with the Earnout Payment, if applicable. The Sherpa Holders agrees to cooperate in good faith with GTY prior to reselling any GTY Common Stock the Sherpa Holders may receive hereunder to ensure an orderly disposition of such GTY Common Stock that maximizes value for all holders of GTY Common Stock.

5.9 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
5.10 Certain Business Relationships.   The Company and the Company, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.
5.11 Exercise of Company Rights.   Upon the request of GTY, the Company or the Sherpa Holders, as applicable, shall exercise any rights they may have under the Company’s organizational documents to compel the Sherpa Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of Sherpa Units or similar rights, in each case, to the extent permitted by applicable Law.
5.12 Financial Statements and Related Information.   The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its subsidiaries required under the applicable rules, regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 5.12, the “PCAOB Financial Statements”).
ARTICLE 6

POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
6.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
6.2 D&O Indemnification.
(a) From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.

(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company or the GTY Parties prior to Closing comparable to coverage provided by other entities in the same industry as the Company.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 6.2.
(d) The provisions of this Section 6.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
6.3 Incentive Plan.   After the Closing, GTY shall establish the GTY Equity Incentive Plan substantially in the form set forth on Exhibit D. Holdings shall reserve 300,000 shares pursuant to the GTY Equity Incentive Plan for issuance of restricted stock or other equity-based awards to be granted with performance-based vesting at or after the Closing to employees who are employed in the Business.
6.4 Tax Matters.
(a) Tax Returns.
(i) At the Sherpa Holder’s sole cost and expense, the Sherpa Holders’ Representative shall (A) prepare and timely file, or cause to the Company and its Subsidiaries to prepare and timely file, any Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or prior to the Closing Date (the “Pre-Closing Tax Returns”); (B) prepare or (or cause the Company to prepare) the IRS Form 1065 (and any comparable state and local Tax Returns) of the Company for Pre-Closing Tax Period (the “Partnership Returns” and collectively with Pre-Closing Tax Returns, the “Sherpa Holder Prepared Returns”); and (C) timely pay all Taxes that are shown as payable with respect with respect to any Sherpa Holder Prepared Returns. Each Sherpa Holder Prepared Return shall be prepared in accordance with existing procedures and practices and accounting methods. Each Partnership Return due after the Closing Date that needs to be filed by the Company or any Subsidiary shall be submitted to GTY for review at least thirty (30) days prior to the due date of the Tax Return. The Sherpa Holders’ Representative shall incorporate all reasonable comments of GTY into the final form to be filed. GTY shall cause the Company to file all Partnership Returns prepared by the Sherpa Holders’ Representative and timely delivered to GTY in accordance with this Section 6.4(a). No Sherpa Holder Prepared Return may be amended after the Closing without the prior written consent of GTY.
(ii) GTY shall cause the Company and each Subsidiary of the Company to prepare and timely file all Tax Returns (other than Partnership Returns) of the Company and each Subsidiary of the Company due after the Closing Date (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return relates solely to a Pre-Closing Tax Period, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods unless otherwise required by Law. Each GTY Prepared Returns that shows an Indemnified Tax and was not prepared in accordance with past practices, procedures, or accounting methods shall be submitted to the Sherpa Holders’ Representative for review and comment at least thirty (30) days prior to the due date of the Tax Return. GTY shall incorporate any reasonable comments made by the Sherpa Holders’ Representative in the final Tax Return prior to filing. No failure or delay of GTY in providing GTY Prepared Returns for the Sherpa Holders’ Representative to review shall reduce or otherwise affect the obligations or liabilities of the Sherpa Holders pursuant to this Agreement.

(iii) Notwithstanding any other provision of this Section 6.4(a), the Sherpa Holders, at their sole cost and expense, shall be solely responsible for filing all of the Tax Returns required to be filed by any Sherpa Holder and paying all of the Taxes due and owing to any Sherpa Holder (including to the extent attributable to income of the Company or any of its Subsidiaries that flows up to the Sherpa Holders).
(b) Apportionment of Taxes. For purposes of determining whether the following Taxes are attributable to a Pre-Closing Tax Period (or the portion of any Straddle Period ending on or prior to the Closing Date) the parties agree as follows:
(i) In the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.
(ii) In the case of Taxes in the form of interest or penalties, all such Taxes shall be treated as attributable to a Pre-Closing Tax Period (or the portion of the Straddle Period ending on the Closing Date) to the extent relating to a Tax for a Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.
(iii) In the case of Taxes imposed on the Company, any Subsidiary of the Company or any GTY Indemnitee as a result of income of any Flow-Thru Entity realized prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends on the Closing Date and closed its books), such Taxes shall be treated as Taxes of the Company or a Subsidiary of the Company for a Pre-Closing Tax Period.
(iv) In the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Company or Subsidiary filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (iv), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.
(c) Cooperation. GTY, the Company and the Sherpa Holders’ Representative and each Sherpa Holder shall (i) assist in the preparation and timely filing of any Tax Return of the Company or any Subsidiary of the Company; (ii) assist in any audit or other Proceeding with respect to Taxes or Tax Returns of the Company or any Subsidiary of the Company (whether or not a Tax Contest); (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of the Company or any Subsidiary of the Company; (iv) provide any information necessary or reasonably requested to allow GTY, the Company, or any Subsidiary of the Company to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.
(d) Tax Contests.
(i) If any Governmental Body issues to the Company or any Subsidiary of the Company (A) a written notice of its intent to audit or conduct another Proceeding with respect to Taxes of the Company or Subsidiary of the Company for any Pre-Closing Tax Period or Straddle Period or (B) a written notice of deficiency for Taxes for any Pre-Closing Tax Period or Straddle Period (a “Tax Claim”), GTY shall notify the Sherpa Holders’ Representative of its receipt of such communication from the Governmental Body within thirty (30) days of receipt. No failure or delay of the GTY in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Sherpa Holders pursuant to this Agreement.
(ii) The Company or applicable Subsidiary shall control any audit or other Proceeding in respect of any Tax Return or Taxes of the Company or a Subsidiary of the Company (a “Tax Contest”); provided, however, that (A) the Sherpa Holders’ Representative, at the Sherpa Holders’ sole cost and expense, shall have the right to participate in any such Tax Contest to the extent it relates to a Pre-Closing Tax Period or Straddle Period; (B) GTY shall not allow the Company or any Subsidiary of the Company to settle or otherwise resolve any Tax Contest if such settlement or other resolution relates to Taxes for a Pre-Closing Tax Period or Straddle Period without the permission of the Sherpa Holders’ Representative (which will not be unreasonably withheld, delayed, or conditioned).
(iii) Notwithstanding the foregoing, the Sherpa Holders’ Representative shall control any Tax Contest relating to a Partnership Return, provided (A) the Sherpa Holders’ Representative shall keep GTY reasonably informed regarding the status of such Tax Contest; (B) the Sherpa Holders’ Representative shall control the Tax Contest diligently and in good faith; (C) GTY shall have the right to participate in such Tax Contest; (D) the Sherpa Holders’ Representative shall not settle, resolve, or abandon the Tax Contest (or any portion thereof) without the prior written consent of GTY; (E) the Sherpa Holders shall bear all costs and expenses of the Sherpa Holders’ Representative and the Company and its Subsidiaries in controlling such Tax Contest; and (F) the Sherpa Holders’ Representative shall not, and shall not cause the Company to, elect to apply any provision of the Revised Partnership Audit Provisions to any Tax year beginning prior to January 1, 2018.
(e) Transfer Taxes. All federal, state, local, non-U.S. transfer, excise, sales, use, ad valorem, value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the transfer of the shares in the Company or any other transaction contemplated by this Agreement and all related interest and penalties (collectively, “Transfer Taxes”) shall be paid by the Sherpa Holders
(f) Tax Refunds.
(i) Subject to Section 6.4(f)(iii), all refunds of Taxes (other than refunds of Transfer Taxes, which shall be allocated in the same manner as Transfer Taxes are allocated under Section 6.4(e)) of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 6.4(b)) (whether in the form of cash received from the applicable Governmental Body or a direct credit against Taxes that are not Indemnified Taxes) shall be for the benefit of the Sherpa Holders.
(ii) To the extent that GTY, the Company, or any Subsidiary of the Company receives a refund that is for the benefit of the Sherpa Holders, GTY shall pay to the Sherpa Holders’ Representative for distribution to the Sherpa Holders the amount of such refund (without interest other than interest received from the Governmental Body), net of  (i) any Taxes (including any Taxes that would be imposed on a distribution of any portion of such refund to GTY); and (ii) any expenses that GTY, the Company, or any Subsidiary or any of their Affiliates incur (or has or will incur) with respect to such refund (and related interest). The net amount due to the Sherpa Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit, ten (10) days after filing the Tax Return claiming such credit).
(iii) Nothing in this Section 6.4(f) shall require that GTY make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY, the Company, and its Subsidiaries) that is with respect to (A) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date); (B) any refund of Tax paid after the Closing Date to the extent the Sherpa Holders have not indemnified GTY, the Company, or the applicable Subsidiary for such Taxes; or (C) any refund for Tax that gives rise to a payment obligation by the Company or any Subsidiary of the Company to any Person under applicable Law or pursuant to a provision of a contract or other agreement entered (or assumed) by the Company (or any Subsidiary of the Company) on or prior to the Closing Date.
(g) Tax Treatment; Allocation.
(i) GTY and the Sherpa Holders agree that the sale of the Sherpa Units is intended for all applicable income Tax purposes to be treated as a sale of partnership interests by the Sherpa Holders and a purchase of assets by GTY and the partnership formed by the Company with the Sherpa Holders as partners shall terminate for income Tax purposes as of the end of the Closing Date.
(ii) Within sixty (60) days of the final determination of Final Cash Consideration, GTY shall provide to the Sherpa Holders a schedule allocating the purchase price (including the applicable liabilities of the Company) among the assets of the Company (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code.
(iii) The parties hereto shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the purchase price. The parties hereto agree for all Tax reporting purposes to report the transactions in accordance with the agreements herein and the Purchase Price Allocation Schedule, as adjusted pursuant to the preceding sentence, and to not take any position during the course of any audit or other proceeding inconsistent with the agreements as to Tax treatment herein or with such schedule unless required by a determination of the applicable Governmental Body that is final.
(h) Tax Distributions. Notwithstanding anything to the contrary, no Sherpa Holder shall retain any right to any distribution for Taxes pursuant to the terms of the Company’s operating agreement.
ARTICLE 7

CONDITIONS TO OBLIGATION TO CLOSE
7.1 Conditions to Obligations of the Sherpa Holders and GTY Parties.   The obligations of the Company, GTY and the Sherpa Holders to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part
(d) The GTY Stock Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Stock Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account.
(e) The GTY Merger has been declared effective.
7.2 Conditions to Obligations of GTY.   The obligations of GTY Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) Each of the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);

(b) the Company and the Sherpa Holders shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to any Sherpa Holder, the Company or the Business;
(d) the Sherpa Holders’ Representative shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 7.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of the Company, (iii) the authorizing resolutions of the Company, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of the Company;
(e) the Consents or Permits set forth in Section 7.2(e) of the Company’s Disclosure Schedule shall have been obtained;
(f) the Sherpa Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by the Sherpa Holders’ Representative;
(g) the Sherpa Holders shall have delivered to GTY a duly executed Sherpa Holder Lockup Agreement;
(h) each Sherpa Holder shall have delivered to GTY a properly completed and executed certificate of non-foreign status in a form that complies with Treasury Regulation Section 1.1445-2(b)(2) and Section 1446(f) of the Code;
(i) each Sherpa Holder shall have provided a properly completed and executed IRS Form W-9;
(j) the Sherpa Holders’ Representative shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for the Company;
(k) the Sherpa Holders’ Representative shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company Disclosure Schedule;
(l) the Sherpa Holders shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(m) the Sherpa Holders’ Representative shall have delivered to GTY the executed employment agreement of David Farrell, in a form reasonably acceptable to GTY;
(n) the Sherpa Holders shall have delivered to GTY the executed restrictive covenant agreement of David Farrell, in a form reasonably acceptable to GTY;
(o) GTY has received the PCAOB Audited Financial Statements of the Company in a form and substance reasonably satisfactory to GTY; and
(p) the Roll-Up Transactions have closed or will close substantially simultaneously to the Closing.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.
7.3 Conditions to Obligations of the Company.   The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:
(a) all of the representations and warranties of GTY contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) GTY shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;

(c) GTY shall have delivered to the Sherpa Holders’ Representative a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 7.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) GTY shall have issued and delivered the Cash Consideration to the Sherpa Holders; and
(e) GTY shall have delivered to the Sherpa Holders’ Representative the Escrow Agreement executed by GTY and the Escrow Agent.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Sherpa Holders’ Representative.
ARTICLE 8

REMEDIES FOR BREACHES OF THIS AGREEMENT
8.1 Indemnification.
(a) Indemnification by the Sherpa Holders.   Effective at and after the Closing, subject to the terms and conditions of this Article 8, the Sherpa Holders, acting through the Sherpa Holders’ Representative, shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any Sherpa Holder, the Sherpa Holders’ Representative or the Company in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any Sherpa Holder, the Sherpa Holders’ Representative or the Company in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the Sherpa Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the final Cash Consideration, (v) any GTY Tax Losses, and (vi) any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the GTY Indemnitees to recovery under this Article 8 (collectively, the “GTY Indemnifiable Matters”). The Sherpa Holders and the Sherpa Holders’ Representative acknowledge and agree that no Sherpa Holder or controlling Affiliate of any Sherpa Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 6.2 of this Agreement) with respect to any Loss paid by the Sherpa Holders pursuant to this Article 8. For the avoidance of doubt, any Taxes (and related Adverse Consequences) resulting from a breach of a Tax Representation shall be governed by Section 8.1(a)(v) rather than Section 8.1(a)(i) and any Taxes (and related Adverse Consequences) resulting from a breach of a covenant by the Company to be performed on or prior to the Closing or a breach of a covenant to be performed by the Sherpa Holders’ Representative pursuant to this Agreement or any other Transaction document shall be governed by Section 8.1(a)(v) rather than Section 8.1(a)(ii).
(b) Indemnification by GTY.   Effective at and after the Closing, subject to the terms and conditions of this Article 8, GTY shall indemnify and hold harmless each Sherpa Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “Sherpa Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company) in this Agreement or in any Ancillary Agreement or (iii) any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the Sherpa Holder Indemnitees to recovery under this Article 8 (collectively, the “Sherpa Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).

8.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations shall survive indefinitely and (ii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms, except that the covenants set forth in Section 6.4 shall survive the Closing and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations period applicable to the underlying subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).
(iii) Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.
(iv) Any other claim under this Agreement shall survive until the date that is six (6) years after the Closing Date.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 8 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved. No knowledge of, or investigation by or on behalf of, any party hereto will constitute a waiver of such party’s right to enforce any covenant, representation or warranty contained herein against any of the other parties or affect the right of a party to indemnification.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 8.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 8.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $40,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold, subject to Section 8.2(d); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties.
(c) Liability Cap.   $800,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 8.1(a)(i); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (i) any breach of or inaccuracy in any Fundamental Representation, (ii) any intentional or fraudulent breaches of any representations or warranties or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $1,200,000.
8.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a Sherpa Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this Article 8, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 8 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 8, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 8 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 8, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and
(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 8.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 8. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a

Third-Party Claim pursuant to the first sentence of this Section 8.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 8.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.
(c) To the extent that there is an inconsistency between this Section 8.3 and Section 6.4 as it relates to a Tax matter, the provisions of Section 6.4 shall govern.
8.4 Other Indemnification Matters.   For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(x)), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 8, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
8.5 Release of Escrow Amount from Escrow.   Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the Sherpa Holders pursuant to this Article 8, the Escrow Agent shall, upon the receipt of a joint written instruction from GTY and the Sherpa Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 8 an amount in cash equal to such Loss.
8.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 8.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 8, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 8.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 8 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.
8.7 Right of Setoff.   GTY shall have the right to withhold and setoff against any amount due to the Sherpa Holders or any of their Affiliates hereunder, the amount of any claim for indemnification or payment of Losses to which the GTY Indemnitees may be entitled under this Agreement. Neither the exercise nor the failure to exercise such rights of setoff will constitute an election of remedies or limit GTY in any manner in the enforcement of any other remedies that may be available to it.

8.8 Roll-Up Transactions.   The Company and the Sherpa Holders acknowledge and agree that GTY is not making any representations or warranties with respect to the Persons that are party to the Roll-Up Transactions, and that all rights to claims against such Persons will reside solely with GTY and that none of the Company or the Sherpa Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law).
ARTICLE 9

TERMINATION
9.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 7.1(b), as follows:
(a) by mutual written consent of each Party;
(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) by either GTY or the Company if following the GTY Stock Redemptions the aggregate amount of cash or cash equivalents in the Trust Account is less than the Necessary Cash Amount.
(f) by GTY, (i) if any Sherpa Holder or the Sherpa Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any Sherpa Holder becomes untrue) such that the conditions set forth in Section 7.2(a) and Section 7.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any Sherpa Holder, the Company or the Business;
(g) by the Company, if GTY breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY becomes become untrue), in either case, such that the conditions set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by the Sherpa Holders’ Representative to the breaching Party; provided, that no Sherpa Holder or the Company is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party; or
(h) by GTY if the Company does not deliver to GTY the PCAOB Audited Financial Statements on or before December 31, 2018.
9.2 Effect of Termination.   If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 5.4(b), this Section 9.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 11 shall survive the termination.

ARTICLE 10

DEFINITIONS
“Accounting Arbitrator” has the meaning set forth in Section 1.4(d).
“Accounts Receivable” has the meaning set forth in Section 2.23(a).
“Acquisition Proposal” has the meaning set forth in Section 5.6.
“Additional GTY Filings” has the meaning set forth in Section 5.7.
“Adjustment Amount” has the meaning set forth in Section 1.4(a).
“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Ancillary Agreements” means the Escrow Agreement, the Sherpa Holder Lockup Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.
“Audited Financial Statements” has the meaning set forth in Section 2.6(a) above.
“Bid” has the meaning set forth in Section 2.13(a).
“Breach Notice” has the meaning set forth in Section 8.3(a) above.
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.
“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Estimated Closing Cash Amount.

“Cash Escrow Amount” means $800,000.
“Cash Purchase Price” means $8,000,000.
“Closing” has the meaning set forth in Section 1.8.
“Closing Date” has the meaning set forth in Section 1.8.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Statement” has the meaning set forth in Section 1.4.
“Closing Form 8-K” has the meaning set forth in Section 5.7(c).
“Closing Press Release” has the meaning set forth in Section 5.7(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company” has the meaning set forth in the preliminary statements to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Cash” means the sum of  (i) cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP, plus (ii) to the extent constituting current accounts receivable of the Company as of the Closing Date, the accounts receivable set forth on Exhibit F; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company” means, collectively, the Company and each of its Subsidiaries.
“Company Returns” has the meaning set forth in Section 5.11.
“Confidentiality Agreement” has the meaning set forth in Section 5.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Covered Persons” has the meaning set forth in Section 5.2(a).
“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any bonuses to the extent not included in current liabilities in the calculation of Closing Working Capital (including transaction-related bonuses), (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, (j) any entity level Taxes payable and, for clarity, all payroll Taxes associated with transaction bonuses or other transaction based payments, past due payroll taxes, (k) deferred revenue, (l) indebtedness or obligations of the types referred to in the preceding clauses (a) through (k) of any other Person secured by any Lien, and (m) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (j) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties.
“Designated Courts” has the meaning set forth in Section 11.15.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) the Sherpa Holders, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 5.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to GTY prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.
“Disputed Amounts” has the meaning set forth in Section 1.4(c).
“DOJ” means the United States Department of Justice.
“Earnout Payment” has the meaning set forth on Exhibit A.
“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company operate in the United States.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, National Association, a national association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit C, by and among GTY, the Sherpa Holders’ Representative and the Escrow Agent.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.3(b).

“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.4(b).
“Final Cash Consideration” has the meaning set forth in Section 1.4(e).
“Financial Reporting Manual” shall mean the SEC Financial Reporting Manual dated as of December 1, 2017.
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Code Section 957, or (c) a “passive foreign investment company” within the meaning of Code Section 1297.
“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).
“FTC” means the United States Federal Trade Commission.
“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to Sherpa Units), 2.4 (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters), 2.18 (Affiliate Transactions; Certain Business Relationships), (b) all representations and warranties of the Sherpa Holders set forth in Article 3 and (c) the representations and warranties of GTY set forth in Sections 4.1 (Organization, Qualification, Power), 4.2 (Authorization), 4.3 (Capitalization), 4.4 (Non-contravention; Required Consents), 4.5 (Brokers’ Fees).
“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.22(a).
“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common shares of GTY.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit D attached hereto.
“GTY Indemnifiable Matter” has the meaning set forth in Section 8.1(a) above.
“GTY Indemnitees” has the meaning set forth in Section 8.1(a) above.
“GTY Merger” has the meaning set forth in the preliminary statements to this Agreement.
“GTY Parties” means, collectively, GTY and each of its Subsidiaries from and after the Closing.
“GTY Prepared Return” has the meaning set forth in Section 6.4(a)(ii).
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.

“GTY Shareholder Meeting” means a meeting of the stockholders of GTY to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing its stockholders with the opportunity to elect to effect a GTY Stock Redemptions, (e) the GTY Merger and (f) any other proposals submitted to the vote of GTY’s stockholders in the Proxy Statement.
“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“GTY Stock Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement or pursuant to rules and regulations of the SEC.
“GTY Tax Losses” means (i) all Indemnified Taxes, (ii) all reasonable out-of-pocket costs and expenses of preparing Tax Returns for a Pre-Closing Tax Period, and (iii) all reasonable out-of-pocket costs and expenses of contesting any audit or other Proceeding that could result in the imposition of an Indemnified Tax.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Indemnifiable Matter” has the meaning set forth in Section 8.1(b).
“Indemnified Party” has the meaning set forth in Section 8.3(a).
“Indemnifying Party” has the meaning set forth in Section 8.3(a).
“Indemnified Taxes” (and the correlative meaning “Indemnified Tax”) means without duplication, any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Tax Sharing Agreement entered (or assumed) by the Company or any Subsidiary of the Company on or prior to the Closing Date, in connection with the filing of a Tax Return, as a result of an assessment or adjustment by any Governmental Body, by means of withholding, or for any other reason and whether disputed or not): (i) all Taxes of any Sherpa Holder; (ii) all Taxes of the Company or any Subsidiary of the Company (other than Transfer Taxes (which are governed by (v))) for any Pre-Closing Tax Period, or portion of any Straddle Period ending on the Closing Date; (iii) all Taxes resulting from (a) a breach of a Tax Representation (in each construed as if they were not qualified by “knowledge,” “material,” “material adverse effect” or similar language); (b) a breach of a covenant of the Company to be performed on or prior to the Closing; or (c) a breach of a covenant or other agreement of any Sherpa Holder or the Sherpa Holders’ Representative contained in this Agreement (including Section 5.3 and Section 6.4) or any other Transaction document; (iv) the Sherpa Holders allocable share of all Transfer Taxes as determined under Section 6.4(e); and (v) all Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as cash or a credit or offset against Taxes otherwise payable) that (a) was received by the Company or any

Subsidiary of the Company on or before the Closing Date; or (b) gave rise to a payment to, or for the benefit of the Sherpa Holders, under Section 6.4(f). Indemnified Taxes shall exclude Taxes to the extent actually included in the computation of Transaction Expenses or actually included in the computation of Debt.
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit the Cash Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which the Company uses Intellectual Property which is not owned by them or pursuant to which the Company grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“Internal Controls” has the meaning set forth in Section 2.6(b).
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.
“Key Customers” has the meaning set forth in Section 2.21(a).
“Key Suppliers” has the meaning set forth in Section 2.22(a).
“Knowledge” means (a) in the case of the Company, the knowledge of David Farrell, after due inquiry; and (b) in the case of GTY, the knowledge of Harry You and Carter Glatt, after due inquiry.
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leases” means all Contracts pursuant to which the Company holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any leased real property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.

“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition, prospects or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.
“Necessary Cash Amount” means $325,000,000.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Ordinary Course Tax Sharing Agreement” means any contract entered into in the ordinary course of business that is not primarily related to Taxes but which includes a Tax Sharing Agreement (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit agreement).
“Organizational Documents” means with respect to any entity, the articles of incorporation, deed of incorporation, certificate of formation or other applicable organizational or charter documents relating to the creation or organization of such entity, and the bylaws, operating agreement, articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company.

“Partnership Returns” shall have the meaning set forth in Section 6.4(a)(i).
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” shall have the meaning set forth in Section 5.14.
“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.
“Permitted Liens” means, collectively, (a) statutory Liens for current Taxes not yet due or payable for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Latest Balance Sheet, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).
“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address’ retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.
“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.
“Pre-Closing Tax Returns” has the meaning set forth in Section 6.4 (a)(i).
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company and any Person that are applicable to the Processing of Personal Information or Data.
“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification.
“Privacy Policies” means all written policies applicable to the Company relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies,.
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of Sherpa Units owned by a the Sherpa Holders as of the Closing Date, by (b) the total number of Sherpa Units issued and outstanding as of immediately prior to the Closing.
“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.

“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Proxy Statement” has the meaning set forth in Section 5.7(b).
“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.4(a).
“Purchase Price Allocation Schedule” has the meaning set forth in Section 6.4(g).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.4(c).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.6.
“Purchase Price Escrow Amount” has the meaning set forth in Section 1.6.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC under the Securities Act with respect to the securities to be issued in connection with this Transaction and the Roll-Up Transactions.
“Released Claims” has the meaning set forth in Section 11.17.
“Released Parties” has the meaning set forth in Section 11.17.
“Releasing Parties” has the meaning set forth in Section 11.17.
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Revised Partnership Audit Provisions” means Sections 6221 through 6241 of the Code as originally enacted in P.L. 114-74, and as may be amended including any Treasury Regulations or other administrative guidance promulgated by the Internal Revenue Service or successor provisions and any comparable provision of non-U.S. or U.S. state or local Law.
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach, security breach, or breach of Personal Information or Data under applicable Laws.
“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.
“Sherpa Holders” has the meaning set forth in the preliminary statements to this Agreement.
“Sherpa Holder Indemnifiable Matter” has the meaning set forth in Section 8.1(b) above.
“Sherpa Holder Indemnitees” has the meaning set forth in Section 8.1(b) above.
“Sherpa Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit E attached hereto.
“Sherpa Holder Prepared Returns” has the meaning set forth in Section 6.4(a)(i).
“Sherpa Holders’ Representative” has the meaning set forth in the preliminary statements to this Agreement.
“Sherpa Units” has the meaning set forth in the preliminary statements to this Agreement.
“Signing Form 8-K” has the meaning set forth in Section 5.7(a).
“Signing Press Release” has the meaning set forth in Section 5.7(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Tax” (and with the correlative meanings, “Taxes,” “Taxable,” and “Taxing”) means any federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, unclaimed or abandoned property or escheat, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, governmental fee or other like assessment or charge (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts assessed, imposed or otherwise due or payable under applicable Laws with respect to Taxes, in each case, whether disputed or not.
“Tax Claim” has the meaning set forth in Section 6.4(d).
“Tax Contest” has the meaning set forth in Section 6.4(d).

“Tax Representation” means those representations and warranties in Section 2.9 and those representations and warranties with respect to Taxes in Section 2.16.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body.
“Tax Sharing Agreement” means any agreement (including any provision of a contract) pursuant to which the Company or any Subsidiary of the Company is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.
“Termination Date” has the meaning set forth in Section 9.1(b).
“Third Party Claim” has the meaning set forth in Section 8.3(b) above.
“Threshold” has the meaning set forth in Section 8.2(b) above.
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company that is installed on consumers’ computers and used by any entity on behalf of any of the Company to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by the Sherpa Holders, the Company or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers).
“Transfer Taxes” has the meaning set forth in Section 6.4(e).
“Trust Account” has the meaning set forth in Section 4.8.
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“WARN Act” has the meaning set forth in Section 2.15(d).
ARTICLE 11

MISCELLANEOUS
11.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.
11.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section 5.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

11.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 5.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
11.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the preliminary statements to this Agreement of this Agreement. Except the indemnified parties with respect to Section 6.2 and the Sherpa Holder Indemnitees and the GTY Indemnitees as provided in Article 8, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement
11.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
11.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
11.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to the Sherpa Holders or the Company:	Sherpa Government Solutions LLC 2990 Osceola St Denver, Colorado 80212 Attention: David Farrell Facsimile: (949) 266-5783 Email: david.farrell@sherpagov.com
If to GTY:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology
Copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
11.8 Governing Law.   This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
11.9 Amendments and Waivers.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
11.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
11.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
11.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
11.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
11.14 Waiver of Jury Trial.   Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.
11.15 Exclusive Venue.   The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 11.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.
11.16 Trust Account Waiver.   Each of the Company and the Sherpa Holders acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Sherpa Holders, for itself and the affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever.
11.17 Releases.   Effective as of the Closing, each Sherpa Holder, on behalf of himself and his Affiliates, successors and assigns (collectively, the “Releasing Parties”), hereby generally releases, remises and forever discharges the Company and its successors and permitted assigns, and the current and former officers, employees, directors, shareholders, and representatives thereof  (collectively, the “Released Parties”)

from and against any and all claims, demands, Liens, actions, litigation, Contracts, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, orders, requirements of applicable law, Losses and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter can, shall or may exist, based on any facts, events or omissions occurring from any time on or prior to the execution and delivery of this Agreement arising out of, caused by or as a result of any rights any Releasing Party may have against the Released Parties (collectively, the “Released Claims”); provided, however, that the foregoing release shall not apply to any rights any Sherpa Holder may have under this Agreement or any Ancillary Agreement. Each Sherpa Holders hereby represents and warrants to GTY that he has not voluntarily or involuntarily assigned, pledged, encumbered or in any manner transferred or conveyed all or any portion of the Released Claims and that no Person other than such party has any interest in any Released Claims by applicable law or Contract or by virtue of any action or inaction by such party. Each Sherpa Holder, for himself and the other Releasing Parties, hereby covenants and agrees not to sue any of the Released Parties with regard to any of the Released Claims.
Each Sherpa Holders stipulates and agrees that the Sherpa Holders hereby expressly waives and relinquishes to the fullest extent permitted by applicable law any and all provisions, rights and benefits conferred by applicable law of any state or territory of the United States, or principle of common law, relating to the preservation of unknown claims, including but not limited to Cal. Civ. Code § 1542 (and all other applicable law, rules and regulations which are similar, comparable, or equivalent to said code section), which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
Notwithstanding the above-referenced provision, and for the purpose of implementing a full and complete release and discharge of the Released Parties, each Sherpa Holder expressly acknowledges and agrees that this Agreement and this provision is in full accord, satisfaction, and discharge of any and all of such Released Claims and that this Agreement and this provision has been executed with the express intention of effectuating a complete extinguishment of all known and unknown claims. Each Sherpa Holder hereby acknowledges that the inclusion of  “unknown claims” in the Released Claims set forth above was separately bargained for and was a key element of the transactions contemplated by, and the covenants and agreements set forth in, this Agreement.
11.18 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement.
11.19 Sherpa Holders’ Representative.
(a) Each Sherpa Holder shall be deemed to have appointed David Farrell (“Sherpa Holders’ Representative”) to serve as Sherpa Holders’ Representative for and on behalf of Sherpa Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the Sherpa Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of Sherpa Holders’ Representative for the accomplishment of the foregoing. More specifically, Sherpa Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each Sherpa Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each Sherpa Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such Sherpa Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to Sherpa Holders’ Representative. Sherpa Holders’ Representative shall be authorized to take all actions on behalf of Sherpa Holders in connection with any claims made under Article 8 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the Sherpa Holders. No bond shall be required of Sherpa Holders’ Representative, and Sherpa Holders’ Representative shall receive no compensation for its services. Notices or communications to or from Sherpa Holders’ Representative shall constitute notice to or from each Sherpa Holder.
(b) Sherpa Holders’ Representative shall not be liable for any act done or omitted hereunder as Sherpa Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Sherpa Holders shall severally indemnify Sherpa Holders’ Representative and hold Sherpa Holders’ Representative harmless against any Adverse Consequences incurred without gross negligence or willful misconduct on the part of Sherpa Holders’ Representative and arising out of or in connection with the acceptance or administration of Sherpa Holders’ Representative’s duties hereunder.
(c) A decision, act, consent or instruction of Sherpa Holders’ Representative shall constitute a decision of all Sherpa Holders and shall be final, binding and conclusive upon all Sherpa Holders. GTY is hereby entitled to rely on all statements, representations and decisions of Sherpa Holders’ Representative and shall have no liability to the Company Parties, Sherpa Holders and Sherpa Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of Sherpa Holders’ Representative.
(d) Sherpa Holders’ Representative, for himself only, represents and warrants that Sherpa Holders’ Representative has the legal capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by Sherpa Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of Sherpa Holders’ Representative, enforceable against Sherpa Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
SHERPA GOVERNMENT SOLUTIONS LLC
By:
/s/ David Farrell

Name: David Farrell
Title:   Managing Member
SHERPA HOLDERS’ REPRESENTATIVE
/s/ David Farrell

David Farrell
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President and Chief Financial Officer
SHERPA HOLDERS
/s/ David Farrell

David Farrell
/s/ Bryan Reed

Bryan Reed
/s/ Mar Taloma

Mar Taloma
/s/ Ted Lewis

Ted Lewis
/s/ Steven Magida

Steven Magida
[Signature Page to the Unit Purchase Agreement]

AMENDMENT NO. 1 TO UNIT PURCHASE AGREEMENT
This Amendment No. 1 (this “Amendment”) to that certain Unit Purchase Agreement (the “Purchase Agreement”), dated as of September 12, 2018, by and among Sherpa Government Solutions LLC, a Delaware limited liability company (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), the Sherpa Holders and David Farrell, in his capacity as the Sherpa Holders’ Representative, is effective as of October 31, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Unit Purchase Agreement.
R E C I T A L S
WHEREAS, the Company, GTY, David Farrell and the Sherpa Holders are Parties to the Purchase Agreement; and
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Article 7 of the Purchase Agreement.
(a) Section 7.1(d) is hereby amended and restated in its entirety to read:
“(i) the GTY Stock Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement, and (ii) GTY shall have delivered to the Sherpa Holders evidence that, immediately after the Closing (and following any GTY Stock Redemption), GTY will have no less than the Necessary Cash Amount as permitted under the in the Trust Account and/or available from Alternative Financing Sources; and”
(b) Section 7.3(a) is hereby amended and restated in its entirety to read:
“each of the representations and warranties of GTY contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source);”
2. Amendment of Article 9 of the Purchase Agreement.
(a) Section 9.1(e) is hereby amended and restated in its entirety to read:
“from and after January 18, 2019, by GTY, the Company or the Sherpa Holders, if the aggregate dollar amount of the GTY Stockholder Redemptions equals or exceeds an amount that would cause the cash held in the Trust Account and/or available from Alternative Financing Sources to be less than the Necessary Cash Amount.”
(b) Section 9.1(g) is hereby amended and restated in its entirety to read:
“by the Company, (i) if GTY breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY becomes become untrue (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by Sherpa Holders’ Representative to the breaching Party; provided, that no Sherpa Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party; or”

3. Amendment of Article 10 of the Purchase Agreement. Article 10 is hereby amended by adding the following definition in alphabetical order to such Article:
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the GTY Share Price or on the creditworthiness of GTY and its Subsidiaries taken as a whole.”
4. Miscellaneous.
(a) From and after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Purchase Agreement as amended hereby.
(b) Except as specifically set forth above, the Purchase Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(c) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(d) Sections 11.7 through 11.16 of the Purchase Agreement apply to this Amendment mutatis mutandis.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
SHERPA GOVERNMENT SOLUTIONS LLC
By:
/s/ David Farrell

Name: David Farrell
Title:   Managing Member
GTY TECHNOLOGY HOLDINGS INC.
By:
/s/ Harry L. You

Name: Harry L. You
Title:   President & CFO
SHERPA HOLDERS’ REPRESENTATIVE
By:
/s/ David Farrell

Name: David Farrell
(Being all of the SHERPA HOLDERS)
/s/ David Farrell

David Farrell
/s/ Bryan Reed

Bryan Reed
/s/ Mar Taloma

Mar Taloma
/s/ Ted Lewis

Ted Lewis
/s/ Steven Magida

Steven Magida
[Signature Page to Amendment No.1 to Unit Purchase Agreement]

AMENDMENT NO. 2 TO UNIT PURCHASE AGREEMENT
This Amendment No. 2 (this “Amendment”) to that certain Unit Purchase Agreement (the “Purchase Agreement”), dated as of September 12, 2018, by and among Sherpa Government Solutions LLC, a Delaware limited liability company (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), the Sherpa Holders and David Farrell, in his capacity as the Sherpa Holders’ Representative, is effective as of December 28, 2018. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Unit Purchase Agreement.
RECITALS
WHEREAS, the Company, GTY, David Farrell and the Sherpa Holders are Parties to the Purchase Agreement; and
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1. Amendment of Article 10 of the Purchase Agreement.   The following defined term is hereby amended and restated in its entirety to read:
“Necessary Cash Amount” means $270,000,000.
2. Miscellaneous.
(a) From and after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Purchase Agreement as amended hereby.
(b) Except as specifically set forth above, the Purchase Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(c) This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(d) Sections 11.7 through 11.16 of the Purchase Agreement apply to this Amendment mutatis mutandis.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
SHERPA GOVERNMENT SOLUTIONS LLC
By: /s/ David Farrell Name: David Farrell Title: Managing Member
GTY TECHNOLOGY HOLDINGS INC.
By: /s/ Harry You Name: Harry You Title: President & CFO
SHERPA HOLDERS’ REPRESENTATIVE
By: /s/ David Farrell Name: David Farrell
(Being all of the SHERPA HOLDERS)
/s/ David Farrell David Farrell
/s/ Bryan Reed Bryan Reed
/s/ Mar Taloma Mar Taloma
/s/ Ted Lewis Ted Lewis
/s/ Steven Magida Steven Magida
[Signature Page to Amendment No. 2 to Unit Purchase Agreement]

Annex H
THE COMPANIES LAW (2016 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

GTY TECHNOLOGY HOLDINGS INC.
(ADOPTED BY SPECIAL RESOLUTION DATED 13 OCTOBER 2016)

THE COMPANIES LAW (2016 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
GTY TECHNOLOGY HOLDINGS INC.
(ADOPTED BY SPECIAL RESOLUTION DATED 13 OCTOBER 2016)
1 The name of the Company is GTY Technology Holdings Inc.
2 The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.
3 The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4 The liability of each Member is limited to the amount unpaid on such Member’s shares.
5 The share capital of the Company is US$45,100 divided into 400,000,000 Class A Ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B Ordinary shares of a par value of US$0.0001 each and 1,000,000 Preferred Shares of a par value of US$0.0001 each.
6 The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
7 Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2016 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
GTY TECHNOLOGY HOLDINGS INC.
(ADOPTED BY SPECIAL RESOLUTION DATED 13 OCTOBER 2016)
1 Interpretation
1.1 In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:
“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the Company formed pursuant to Article 41.2 hereof, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”	means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination, with one or more businesses or entities (the “target business”).
“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Class A Shares”	means Class A Ordinary Shares of a par value of US$0.0001 each in the share capital of the Company.
“Class B Shares”	means Class B Ordinary Shares of a par value of US$0.0001 each in the share capital of the Company.
“Company”	means the above named company.
“Designated Stock Exchange”
means any national securities exchange in the United States on which Shares are listed for trading, including the NASDAQ Stock Market LLC, the NYSE MKT LLC, The New York Stock Exchange LLC or any OTC market.

“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Record”	has the same meaning as in the Electronic Transactions Law.
“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
“Founders”	means the Sponsor and all Members immediately prior to the consummation of the IPO.
“IPO”	means the Company’s initial public offering of securities.
“IPO Repurchase”	has the meaning given to it in Article 49.3.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Ordinary Shares”	means the Class A Shares and the Class B Shares.
“Over-allotment Option”
means the option of the Underwriters to purchase up to an additional 15% of the units (as described at Article 3.3) sold in the IPO at a price equal to US$10.00 per unit, less underwriting discounts and commissions.

“Preferred Shares”	means Preferred Shares of a par value of US$0.0001 each in the share capital of the Company.
“Public Shares”	means Class A Ordinary Shares issued as part of the units sold in the IPO.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Repurchase Limitation”	has the meaning given to it in Article 49.2.
“Repurchase Price”	has the meaning given to it in Article 49.3.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“SEC”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preferred Share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means GTY Investors, LLC, a Delaware limited liability company.
“Statute”	means the Companies Law (2016 Revision) of the Cayman Islands.
“Subscriber”	means the subscriber to the Memorandum.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Fund”
means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with the proceeds of the private placement of the warrants (the “Private Placement Warrants”) simultaneously with the closing date of the IPO, will be deposited.

“Underwriters”	means the underwriters of the IPO.

1.2 In the Articles:
(a) words importing the singular number include the plural number and vice versa;
(b) words importing the masculine gender include the feminine gender;
(c) words importing persons include corporations as well as any other legal or natural person;
(d) “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e) “shall” shall be construed as imperative and “may” shall be construed as permissive;
(f) references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g) any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(h) the term “and/or” is used herein to mean both “and” as well as “or.” The use of  “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i) headings are inserted for reference only and shall be ignored in construing the Articles;
(j) any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
(k) any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;
(l) sections 8 and 19(3) of the Electronic Transactions Law shall not apply;
(m) the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and
(n) the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2 Commencement of Business
2.1 The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2 The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.
3 Issue of Shares
3.1 Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion described at Article 4.

3.2 The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.
3.3 The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.
3.4 Notwithstanding the foregoing, the Subscriber shall have the power to:
(a) issue one Share to itself;
(b) transfer that Share by an instrument of transfer to any person; and
(c) update the Register of Members in respect of the issue and transfer of that Share.
3.5 The Company shall not issue Shares to bearer.
4 Rights Attaching to Shares
4.1 The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to Article 11) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in Article 4.2.
4.2 Conversion Rights.   On the first business day following the consummation of the Company’s initial Business Combination, the issued and outstanding Class B Shares shall automatically be converted into such number of Class A Shares as is equal to 25% of the sum of:
(a) the total number of Class A Shares issued in the IPO (including pursuant to the Over-allotment Option), plus
(b) the sum of  (i) the total number of Class A Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, minus (ii) the total number of Public Shares repurchased pursuant to the IPO Repurchase.
References in this Article 4.2 to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.
Notwithstanding anything to the contrary contained herein, in no event shall the Class B Shares convert into Class A Shares at a ratio that is less than one-for-one.
Each Class B Share shall convert into its pro rata number of Class A Shares as set forth in this Article 4.2. The pro rata share for each holder of Class B Shares will be determined as follows: Each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued and outstanding Class B Shares shall be converted pursuant to this Article and the denominator of which shall be the total number of issued and outstanding Class B Shares at the time of conversion.
Reservation of Shares.   The Directors shall not allot or issue Class A Shares such that the number of authorised but unissued Class A Shares would at any time be insufficient to permit the conversion of all Class B Shares from time to time issued and outstanding into Class A Shares.

5 Register of Members
5.1 The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.
5.2 The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.
6 Closing Register of Members or Fixing Record Date
6.1 For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after any applicable notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.
6.2 In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.
6.3 If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.
7 Certificates for Shares
7.1 A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
7.2 The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.
7.3 If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.
7.4 Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.
7.5 Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

8 Transfer of Shares
8.1 Subject to the terms of these Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.
8.2 The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.
9 Redemption, Repurchase and Surrender of Shares
9.1 Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to repurchasing or redeeming shares of the Company:
(a) members who hold Public Shares are entitled to request repurchase of such Shares in the circumstances described in Article 49.3;
(b) shares held by the Founders may, in the sole discretion of the Company, be compulsorily repurchased at par on a pro rata basis to the extent that the Over-allotment Option is not exercised in full so that the Founders will own 20% of the Company’s issued and outstanding Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and
(c) Public Shares shall be redeemed or purchased in the circumstances set out in Article 49.2(b).
9.2 Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, repurchases or redemptions of Shares in the circumstances described at Articles 8.1(a), 8.1(b) and 8.1(c) above shall not require further approval of the Members.
9.3 The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
9.4 The Directors may accept the surrender for no consideration of any fully paid Share.
10 Treasury Shares
10.1 The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
10.2 The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
11 Variation of Rights of Shares
11.1 If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least fifty per cent of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.
11.2 For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.
11.3 The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.
12 Commission on Sale of Shares
The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
13 Non Recognition of Trusts
The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
14 Lien on Shares
14.1 The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.
14.2 The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.
14.3 To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.
14.4 The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

15 Call on Shares
15.1 Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.
15.2 A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
15.3 The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.
15.4 If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.
15.5 An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.
15.6 The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
15.7 The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.
15.8 No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.
16 Forfeiture of Shares
16.1 If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.
16.2 If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.
16.3 A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.
16.4 A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

16.5 A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.
16.6 The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.
17 Transmission of Shares
17.1 If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.
17.2 Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.
17.3 A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
18 Amendments of Memorandum and Articles of Association and Alteration of Capital
18.1 The Company may by Ordinary Resolution:
(a) increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b) consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c) convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d) by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and
(e) cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.
18.2 All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.
18.3 Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 49, the Company may by Special Resolution:
(a) change its name;
(b) alter or add to the Articles (subject to Article 29.4);
(c) alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d) reduce its share capital or any capital redemption reserve fund.
19 Offices and Places of Business
Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
20 General Meetings
20.1 All general meetings other than annual general meetings shall be called extraordinary general meetings.
20.2 The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.
20.3 The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.
20.4 A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.
20.5 The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.
20.6 If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.
20.7 A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20.8 Members seeking to nominate candidates for election as directors at a general meeting at which the election of Directors is to be considered must deliver a written notice to the principal executive offices of the Company not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred and twentieth day prior to the scheduled date of such meeting.
21 Notice of General Meetings
21.1 At least five days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a) in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b) in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.
21.2 The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.
22 Proceedings at General Meetings
22.1 No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the issued Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.
22.2 A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
22.3 A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.
22.4 If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall be dissolved.
22.5 The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman or co-chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman or co-chairman, if any, of the board of Directors shall preside as chairman or co-chairman at such general meeting. If there is no such chairman or co-chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.
22.6 If no Director is willing to act as chairman or co-chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7 The chairman or co-chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
22.8 When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.
22.9 A resolution put to the vote of the meeting shall be decided on a poll.
22.10 A poll shall be taken as the chairman or co-chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
22.11 A poll demanded on the election of a chairman or co-chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.
22.12 In the case of an equality of votes the chairman or each co-chairman, if any, shall be entitled to a second or casting vote.
23 Votes of Members
23.1 Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.
23.2 In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
23.3 A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.
23.4 No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.
23.5 No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman or co-chairman whose decision shall be final and conclusive.
23.6 Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.
23.7 A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.
24 Proxies
24.1 The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2 The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.
The chairman or co-chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman or co-chairman, shall be invalid.
24.3 The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.
24.4 Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.
25 Corporate Members
25.1 Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
25.2 If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).
26 Shares that May Not be Voted
Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
27 Directors
There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the Subscriber.
28 Powers of Directors
28.1 Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
28.2 All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.
28.3 The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
28.4 The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.
29 Appointment and Removal of Directors
29.1 Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.
29.2 The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.
29.3 After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.
29.4 Article 29.1 may only be amended by a Special Resolution passed by a majority of at least 90% of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution of all members.
30 Vacation of Office of Director
The office of a Director shall be vacated if:
(a) the Director gives notice in writing to the Company that he resigns the office of Director; or
(b) the Director absents himself  (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or
(c) the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d) the Director is found to be or becomes of unsound mind; or
(e) all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.
31 Proceedings of Directors
31.1 The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority if there are three or more Directors, shall be two if there are two Directors, and shall be one if there is only one Director.

31.2 Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman or, if there are co-chairmen, each co-chairman, shall have a second or casting vote.
31.3 A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman or co-chairman is located at the start of the meeting.
31.4 A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.
31.5 A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.
31.6 The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
31.7 The Directors may elect a chairman or co-chairman of their board and determine the period for which he is to hold office; but if no such chairman or co-chairman is elected, or if at any meeting the chairman or co-chairman is not present within fifteen minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.
31.8 All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
31.9 A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.
32 Presumption of Assent
A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or co-chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.
33 Directors’ Interests
33.1 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2 A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.
33.3 A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.
33.4 No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.
33.5 A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.
34 Minutes
The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
35 Delegation of Directors’ Powers
35.1 The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
35.2 The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
35.3 The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.
35.4 The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.
35.5 The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any chairman (or co-chairmen) of the board of Directors, vice chairman of the board of Directors, one or more chief executive officers or co-chief executive officers, presidents, a chief financial officer, a secretary, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.
36 No Minimum Shareholding
The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.
37 Remuneration of Directors
37.1 The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.
37.2 The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.
38 Seal
38.1 The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.
38.2 The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
38.3 A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.
39 Dividends, Distributions and Reserve
39.1 Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.
39.2 Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.
39.3 The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
39.4 The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.
39.5 Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.
39.6 The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.
39.7 Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.
39.8 No Dividend or other distribution shall bear interest against the Company.
39.9 Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.
40 Capitalisation
The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
41 Books of Account
41.1 The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.
41.2 The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.
41.3 The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.
42 Audit
42.1 The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.
42.2 Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange.
42.3 If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee, if one exists, and the Directors, if an Audit Committee does not exist, for the review and approval of potential conflicts of interest.
42.4 The remuneration of the Auditor shall be fixed by the Audit Committee, if one exists, and by the Directors if an Audit Committee does not exist.
42.5 If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.
42.6 Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.
42.7 Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43 Notices
43.1 Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.
43.2 Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
43.3 A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.
43.4 Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.
44 Winding Up
44.1 If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:
(a) if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or
(b) if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.
44.2 If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of

Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
45 Indemnity and Insurance
45.1 Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.
45.2 The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.
45.3 The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.
46 Financial Year
Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
47 Transfer by Way of Continuation
If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
48 Mergers and Consolidations
The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.
49 Business Combination
49.1 Notwithstanding any other provision of these Articles, this Article 49 shall apply during the period commencing upon the adoption of these Articles and terminating upon the first to occur of the consummation of any Business Combination and the complete liquidation of the Trust Fund (as defined below) pursuant to Article 49.4. In the event of a conflict between this Article 49 and any other Articles, the provisions of this Article 49 shall prevail.

49.2 Prior to the consummation of any Business Combination, the Company shall either:
(a) submit such Business Combination to its Members for approval; or
(b) provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then issued and outstanding Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 (the “Repurchase Limitation”).
The Company shall initiate any tender offer in accordance with Rule 13e-4 and Regulation 14E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.
If the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the SEC.
At a meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination.
49.3 Any Member holding Public Shares who is not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, request to have their Public Shares repurchased for cash (the “IPO Repurchase”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this repurchase request with respect to more than 20% of the Public Shares. If so requested, the Company shall pay any such repurchasing Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then issued and outstanding Public Shares (such repurchase price being referred to herein as the “Repurchase Price”). Repurchases pursuant to this Article 49.3 are subject to the Repurchase Limitation.
The Repurchase Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such repurchases shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.
49.4 In the event that:
(a) the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less up to US$100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and its board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

(b) any amendment is made to Article 49.4 that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within twenty-four months after the date of the closing of the IPO, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then issued and outstanding Public Shares. The Company’s ability to provide such opportunity is subject to the Repurchase Limitation.
49.5 Except for the withdrawal of interest to pay income taxes, if any, none of the funds held in the Trust Fund shall be released from the Trust Fund until the earlier of an IPO Repurchase pursuant to Article 49.3, a repurchase of Shares by means of a tender offer pursuant to Article 49.2(b), a distribution of the Trust Fund pursuant to Article 49.4(a) or an amendment under Article 49.4(b). In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Fund.
49.6 After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from Trust Fund or (ii) vote on any Business Combination.
49.7 The Directors shall be divided into three classes: Class A, Class B and Class C. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of these Articles, the existing Directors shall by resolution classify themselves as Class A, Class B or Class C Directors. The Class A Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class B Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class C Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
49.8 The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the Company’s signing a definitive agreement in connection with the Business Combination. An initial Business Combination must not be effectuated with another blank check company or a similar company with nominal operations
49.9 The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the Directors or executive officers of the Company. In the event the Company seeks to complete an initial Business Combination with a target that is affiliated with the Sponsor, executive officers or Directors, the Company, or a committee of independent Directors, will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority or an independent accounting firm that such an initial Business Combination is fair to the Company from a financial point of view.

ANNEX I
[To come.]
I-1

ANNEX J
GTY TECHNOLOGY HOLDINGS INC.

2019 OMNIBUS INCENTIVE PLAN
Section 1. General.
The name of the Plan is the GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan (the “Plan”). The Plan intends to: (i) encourage the profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company’s objectives; (ii) give Participants an incentive for excellence in individual performance; (iii) promote teamwork among Participants; and (iv) give the Company a significant advantage in attracting and retaining key Employees, Directors and Consultants. To accomplish such purposes, the Plan provides that the Company may grant Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Performance-Based Awards (including performance-based Restricted Shares and Restricted Stock Units), Other Stock-Based Awards, Other Cash-Based Awards or any combination of the foregoing.
Section 2. Definitions.
For purposes of the Plan, the following terms shall be defined as set forth below:
(a) “Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee appointed by the Board to administer the Plan in accordance with Section 3 of the Plan.
(b) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An entity shall be deemed an Affiliate of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.
(c) “Articles of Incorporation” means the articles of incorporation of the Company, as may be amended and/or restated from time to time.
(d) “Automatic Exercise Date” means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable term of the Option pursuant to Section 7(d) or the Stock Appreciation Right pursuant to Section 8(g).
(e) “Award” means any Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Performance-Based Award, Other Stock-Based Award or Other Cash-Based Award granted under the Plan.
(f) “Award Agreement” means any agreement, contract or other instrument or document evidencing an Award. Evidence of an Award may be in written or electronic form, may be limited to notation on the books and records of the Company and, with the approval of the Administrator, need not be signed by a representative of the Company or a Participant.
(g) “Bylaws” means the bylaws of the Company, as may be amended and/or restated from time to time.
(h) “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.
(i) “Board” means the Board of Directors of the Company.
(j) “Cause,” with respect to any Participant, shall have the meaning assigned to such term in any Company or Company Affiliate employment, severance, or similar agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define “Cause,” Cause means (i) any conduct, action or behavior by the Participant, whether or not in connection with the Participant’s employment, including, without limitation, the commission of any felony or a lesser crime involving dishonesty, fraud, misappropriation, theft, wrongful taking of property, embezzlement, bribery, forgery, extortion or other crime of moral turpitude, that has or may reasonably be expected to have a material adverse effect on the reputation or business of the Company and its Subsidiaries and Affiliates or which results in gain or personal enrichment of the Participant to the detriment of the Company and its

Subsidiaries and Affiliates; (ii) a governmental authority, including, without limitation, the Environmental Protection Agency or the Food and Drug Administration, has prohibited the Participant from working for or being affiliated with the Company and its Subsidiaries and Affiliates or the business conducted thereby; (iii) the commission of any act by the Participant of gross negligence or malfeasance, or any willful violation of law, in each case, in connection with the Participant’s performance of his or her duties with the Company or a Subsidiary or Affiliate thereof; (iv) performance of the Participant’s duties in an unsatisfactory manner after a written warning and a ten (10) day opportunity to cure or failure to observe material policies generally applicable to employees after a written warning and a ten (10) day opportunity to cure; (v) breach of the Participant’s duty of loyalty to the Company Group; (vi) chronic absenteeism; (vii) substance abuse, illegal drug use or habitual insobriety; or (viii) violation of obligations of confidentiality to any third party in the course of providing services to the Company and its Subsidiaries and Affiliates.
(k) “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) extraordinary dividend (whether in the form of cash, Common Stock or other property), stock split or reverse stock split, (iii) combination or exchange of shares, (iv) other change in corporate structure or (v) payment of any other distribution, which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 5 of the Plan is appropriate.
(l) “Change in Control” shall be deemed to have occurred if an event set forth in any one of the following paragraphs shall have occurred following the Effective Date:
(i) any Person, other than the Company or a Subsidiary thereof, becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (iii) below or any acquisition directly from the Company; or
(ii) the following individuals cease for any reason to constitute a majority of the number of Directors then serving on the Board: individuals who, during any period of two (2) consecutive years, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2∕3) of the Directors then still in office who either were Directors at the beginning of the two (2) year period or whose appointment, election or nomination for election was previously so approved or recommended; or
(iii) the consummation of a merger or consolidation of the Company or any Subsidiary thereof with any other corporation, other than a merger or consolidation (A) that results in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company (or such surviving entity or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof) outstanding immediately after such merger or consolidation, and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or
(iv) the consummation of a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the

Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.
For each Award that constitutes deferred compensation under Code Section 409A, a Change in Control (where applicable) shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company also constitutes a “change in control event” under Code Section 409A.
Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.
(m) “Change in Control Price” shall have the meaning set forth in Section 12 of the Plan.
(n) “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto. Any reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.
(o) “Committee” means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Company’s Articles of Incorporation or Bylaws, or any charter establishing the Committee, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee’s members.
(p) “Common Stock” means the common stock, par value $0.0001 per share, of the Company.
(q) “Company” means GTY Technology Holdings Inc., a Delaware corporation (or any successor corporation, except as the term “Company” is used in the definition of  “Change in Control” above).
(r) “Consultant” means any consultant or independent contractor of the Company or an Affiliate thereof, in each case, who is not an Employee, Executive Officer or non-employee Director.
(s) “Disability,” with respect to any Participant, shall have the meaning assigned to such term in any individual employment, severance or similar agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define “Disability,” Disability means that such Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering Employees of the Company or an Affiliate thereof.
(t) “Director” means any individual who is a member of the Board on or after the Effective Date.
(u) “Effective Date” shall have the meaning set forth in Section 19 of the Plan.
(v) “Eligible Recipient” means: (i) an Employee; (ii) a non-employee Director; or (iii) a Consultant, in each case, who has been selected as an eligible recipient under the Plan by the Administrator. Notwithstanding the foregoing, to the extent required to avoid the imposition of additional taxes under Code Section 409A, “Eligible Recipient” means: an (1) Employee; (2) a non-employee Director; or (3) a Consultant, in each case, of the Company or a Subsidiary thereof, who has been selected as an eligible recipient under the Plan by the Administrator.

(w) “Employee” shall mean an employee of the Company or an Affiliate thereof  (which, for purposes of Incentive Stock Options, shall mean “parent” or “subsidiary” as described in Treasury Regulation Section 1.421-1(h)), including an Executive Officer or Director who is also an employee.
(x) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.
(y) “Executive Officer” means each Participant who is an executive officer (within the meaning of Rule 3b-7 under the Exchange Act) of the Company.
(z) “Exercise Price” means, with respect to any Award under which the holder may purchase Shares, the price per share at which a holder of such Award granted hereunder may purchase Shares issuable upon exercise of such Award.
(aa) “Fair Market Value” as of a particular date shall mean: (i) if the Common Stock is admitted to trading on a national securities exchange, the fair market value of a Share on any date shall be the closing sale price reported for such share on such exchange on such date or, if no sale was reported on such date, on the last day preceding such date on which a sale was reported; (ii) if the Shares are not then listed on a national securities exchange, the average of the highest reported bid and lowest reported asked prices for the Shares as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other quotation system for the last preceding date on which there was a sale of such stock; or (iii) if the Shares are not then listed on a national securities exchange or traded in an over-the-counter market or the value of such Shares is not otherwise determinable, such value as determined by the Committee in good faith and in a manner consistent with Code Section 409A.
(bb) “Free Standing Rights” shall have the meaning set forth in Section 8(a) of the Plan.
(cc) “Incentive Stock Option” means an Option that is intended to satisfy the requirements applicable to an “incentive stock option” described in Code Section 422.
(dd) “Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option.
(ee) “Option” means an option to purchase Shares granted pursuant to Section 7 of the Plan.
(ff) “Other Cash-Based Award” means a cash Award granted to a Participant under Section 11 of the Plan, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.
(gg) “Other Stock-Based Award” means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock, including, but not limited to, unrestricted Shares or dividend equivalents, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms or conditions as permitted under the Plan.
(hh) “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 of the Plan, to receive grants of Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Other Stock-Based Awards, Other Cash-Based Awards or any combination of the foregoing, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be, solely with respect to any Awards outstanding at the date of the Eligible Recipient’s death.
(ii) “Performance-Based Award” means any Award granted under the Plan that is subject to one or more performance goals. Any dividends or dividend equivalents payable or credited to a Participant with respect to any unvested Performance-Based Award shall be subject to the same performance goals as the Shares or units underlying the Performance-Based Award.
(jj) “Performance Goals” means performance goals based on one or more of the following criteria (or such other criteria as the Administrator may determine): (i) earnings before interest and taxes; (ii) earnings before interest, taxes, depreciation and amortization; (iii) net operating profit after tax; (iv) cash flow; (v) revenue; (vi) net revenues; (vii) sales; (viii) days sales outstanding; (ix) scrap rates; (x) income; (xi) net income; (xii) operating income; (xiii) net operating income; (xiv) operating margin; (xv) earnings; (xvi) earnings per share; (xvii) return on equity; (xviii) return on investment; (xix) return on capital;

(xx) return on assets; (xxi) return on net assets; (xxii) total shareholder return; (xxiii) economic profit; (xxiv) market share; (xxv) appreciation in the fair market value, book value or other measure of value of the Company’s Common Stock; (xxvi) expense or cost control; (xxvii) working capital; (xxviii) volume or production; (xxix) new products; (xxx) customer satisfaction; (xxxi) brand development; (xxxii) employee retention or employee turnover; (xxxiii) employee satisfaction or engagement; (xxxiv) environmental, health or other safety goals; (xxxv) individual performance; (xxxvi) strategic objective milestones; (xxxvii) days inventory outstanding; and (xxxviii) any combination of, or as applicable, a specified increase or decrease in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or an Affiliate thereof, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur).
(kk) “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (ii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iii) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.
(ll) “Related Rights” shall have the meaning set forth in Section 8(a) of the Plan.
(mm) “Restricted Shares” means an Award of Shares granted pursuant to Section 9 of the Plan subject to certain restrictions that lapse at the end of a specified period or periods.
(nn) “Restricted Stock Unit” means a notional account established pursuant to an Award granted to a Participant, as described in Section 10 of the Plan, that is (i) valued solely by reference to Shares, (ii) subject to restrictions specified in the Award Agreement, and (iii) payable in cash or in Shares (as specified in the Award Agreement). The Restricted Stock Units awarded to the Participant will vest according to the time-based criteria or performance goal criteria specified in the Award Agreement.
(oo) “Restricted Period” means the period of time determined by the Administrator during which an Award or a portion thereof is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.
(pp) “Retirement” means a termination of a Participant’s employment, other than for Cause and other than by reason of death or Disability, on or after the attainment of age 65.
(qq) “Rule 16b-3” shall have the meaning set forth in Section 3(a) of the Plan.
(rr) “Shares” means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.
(ss) “Stock Appreciation Right” means the right pursuant to an Award granted under Section 8 of the Plan to receive an amount equal to the excess, if any, of  (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.
(tt) “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than fifty percent (50%) of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person. An entity shall be deemed a Subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. Notwithstanding the foregoing, in the case of an Incentive Stock Option or any determination relating to an Incentive Stock Option, “Subsidiary” means a corporation that is a subsidiary of the Company within the meaning of Code Section 424(f).

(uu) “Substitute Award” shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.
Section 3. Administration.
(a) The Plan shall be administered by the Administrator and shall be administered in accordance with, to the extent applicable, Rule 16b-3 under the Exchange Act (“Rule 16b-3”).
(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:
(i) to select those Eligible Recipients who shall be Participants;
(ii) to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Other Stock-Based Awards, Other Cash-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;
(iii) to determine the number of Shares to be covered by each Award granted hereunder;
(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder, including, but not limited to, (A) the restrictions applicable to Awards and the conditions under which restrictions applicable to such Awards shall lapse, (B) the Performance Goals and performance periods applicable to Awards, if any, (C) the Exercise Price of each Award, (D) the vesting schedule applicable to each Award, (E) the number of Shares subject to each Award and (F) subject to the requirements of Code Section 409A (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards;
(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units or Other Stock-Based Awards, Other Cash-Based Awards or any combination of the foregoing granted hereunder;
(vi) to determine the Fair Market Value;
(vii) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s employment for purposes of Awards granted under the Plan;
(viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;
(ix) to reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan, any Award Agreement or other instrument or agreement relating to the Plan or an Award granted under the Plan; and
(x) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.
(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, or any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the

Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.
Section 4. Shares Reserved for Issuance Under the Plan.
(a) Subject to Section 5 of the Plan, the number of Shares that are reserved and available for issuance pursuant to Awards granted under the Plan is [    ] shares of Common Stock. The maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options is [    ] shares of Common Stock.
(b) Notwithstanding the foregoing, compensation paid to a non-employee Director, including cash fees and Awards under the Plan (based on the grant date Fair Market Value of such Awards for financial reporting purposes), shall not exceed $[    ] per fiscal year in respect of his or her service as a Director.
(c) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any Shares subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a Participant will thereafter be deemed to be available for Awards. In applying the immediately preceding sentence, if  (i) Shares otherwise issuable or issued in respect of, or as part of, any Award are withheld to cover taxes, such Shares shall be treated as having been issued under the Plan and shall not again be available for issuance under the Plan, (ii) Shares otherwise issuable or issued in respect of, or as part of, any Award of Options or Stock Appreciation Rights are withheld to cover the Exercise Price, such Shares shall be treated as having been issued under the Plan and shall not again be available for issuance under the Plan, and (iii) any Stock-settled Stock Appreciation Rights are exercised, the aggregate number of Shares subject to such Stock Appreciation Rights shall be deemed issued under the Plan and shall not again be available for issuance under the Plan.
(d) Substitute Awards shall not reduce the Shares authorized for grant under the Plan. In the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination.
(e) Any Shares that become deliverable to a Participant pursuant to the Plan may be issued in certificate form in the name of the Participant or in book-entry form in the name of the Participant.
Section 5. Equitable Adjustments.
In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (i) the aggregate number of Shares reserved for issuance under the Plan, (ii) the kind and number of securities and Exercise Price subject to outstanding Options and Stock Appreciation Rights granted under the Plan, provided, however, that any such substitution or adjustment with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A, and (iii) the kind and number of securities and purchase price (if applicable) with respect to outstanding Restricted Shares or Other Stock-Based Awards granted under the Plan, in each case as may be determined by the Administrator, in its sole discretion; provided, however, that any fractional Shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder in exchange for payment in cash or other property having an aggregate Fair Market Value of the Shares covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an Incentive Stock Option due to an adjustment or substitution described in this Section 5 shall comply with the rules of Code Section 424(a), and in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be disqualified as an incentive stock option for purposes of Code Section 422. The Administrator’s determinations pursuant to this Section 5 shall be final, binding and conclusive.
Section 6. Eligibility.
The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients.
Section 7. Options.
(a) General.   The Committee may, in its sole discretion, grant Options to Participants. Solely with respect to Participants who are Employees, the Committee may grant Incentive Stock Options, Non-Qualified Stock Options or a combination of both. With respect to all other Participants, the Committee may grant only Non-Qualified Stock Options. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall specify whether the Option is an Incentive Stock Option or a Non-Qualified Stock Option and shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. The prospective recipient of an Option shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.
(b) Limits on Incentive Stock Options.   If the Administrator grants Incentive Stock Options, then to the extent that the aggregate fair market value of Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company) exceeds $100,000, such Options will be treated as Non-Qualified Stock Options to the extent required by Code Section 422.
(c) Exercise Price.   The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant; provided, however, that (i) in no event shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of grant, and (ii) no Incentive Stock Option granted to a ten percent (10%) stockholder of the Company’s Common Stock (within the meaning of Code Section 422(b)(6)) shall have an exercise price per share less than one-hundred ten percent (110%) of the Fair Market Value of a Share on such date.
(d) Option Term.   The maximum term of each Option shall be fixed by the Administrator, but in no event shall (i) an Option be exercisable more than ten (10) years after the date such Option is granted, and (ii) an Incentive Stock Option granted to a ten percent (10%) stockholder of the Company’s Common Stock (within the meaning of Code Section 422(b)(6)) be exercisable more than five (5) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate. Notwithstanding any contrary provision herein, if, on the date an outstanding Option would expire, the exercise of the Option, including by a “net exercise” or “cashless” exercise, would violate applicable securities laws or any insider trading policy maintained by the Company from time to time, the expiration date applicable to the Option will be extended, except to the extent such extension would violate Section 409A, to a date that is thirty (30) calendar days after the date the exercise of the Option would no longer violate applicable securities laws or any such insider trading policy.
(e) Exercisability.   Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of pre-established Performance Goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.
(f) Method of Exercise.   Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by applicable law or (iv) any combination of the foregoing. In determining which methods a Participant may utilize to pay the Exercise Price, the Administrator may consider such factors as it determines are appropriate; provided, however, that with respect to Incentive Stock Options, all such discretionary determinations shall be made by the Administrator at the time of grant and specified in the Award Agreement.
(g) Rights as Stockholder.   A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 15 of the Plan and the Shares have been issued to the Participant.
(h) Termination of Employment or Service.
(i) Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate for any reason other than Cause, Retirement, Disability, or death, (A) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is ninety (90) days after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. The ninety (90) day period described in this Section 7(h)(i) shall be extended to one (1) year after the date of such termination in the event of the Participant’s death during such ninety (90) day period. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.
(ii) Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate on account of Retirement, Disability or the death of the Participant, (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.
(iii) In the event of the termination of a Participant’s employment or service for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(iv) For purposes of this Section 7(h), Options that are not exercisable solely due to a blackout period shall be considered exercisable.
(i) Other Change in Employment Status.   An Option may be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status or service of a Participant, as evidenced in a Participant’s Award Agreement.
(j) Change in Control.   Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Options shall be subject to Section 12 of the Plan.
Section 8. Stock Appreciation Rights.
(a) General.   Stock Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Shares to be awarded, the price per Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of Common Stock on the date of grant. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.
(b) Awards; Rights as Stockholder.   The prospective recipient of a Stock Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.
(c) Exercisability.
(i) Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.
(ii) Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 above and this Section 8 of the Plan.
(d) Payment Upon Exercise.
(i) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised.
(ii) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.
(iii) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of Shares and cash).

(e) Rights as Stockholder.   A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to a Stock Appreciation Right until the Participant has given written notice of the exercise thereof, has satisfied the requirements of Section 15 of the Plan and the Shares have been issued to the Participant.
(f) Termination of Employment or Service.
(i) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.
(ii) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.
(g) Term.
(i) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.
(ii) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.
(h) Change in Control.   Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Stock Appreciation Rights shall be subject to Section 12 of the Plan.
(i) Automatic Exercise.   Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Stock Appreciation Right outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. The Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 15. Unless otherwise determined by the Administrator, this Section 8(i) shall not apply to a Stock Appreciation Right if the Participant’s employment or service has terminated on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 8(i).
Section 9. Restricted Shares.
(a) General.   Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Shares shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares; the Restricted Period, if any, applicable to Restricted Shares; the Performance Goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of the grant. The provisions of the Restricted Shares need not be the same with respect to each Participant.
(b) Awards and Certificates.   The prospective recipient of Restricted Shares shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided in Section 9(c) of the Plan, (i) each Participant who is granted an award of Restricted Shares may, in the Company’s sole discretion, be issued a stock certificate in respect of such Restricted Shares; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award.

The Company may require that the stock certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award.
Notwithstanding anything in the Plan to the contrary, any Restricted Shares (whether before or after any vesting conditions have been satisfied) may, in the Company’s sole discretion, be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form.
(c) Restrictions and Conditions.   The Restricted Shares granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or thereafter:
(i) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant’s termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.
(ii) Except as provided in Section 16 of the Plan or in the Award Agreement, the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Shares during the Restricted Period. Unless otherwise determined by the Administrator in its discretion, Participants will be entitled to vote Restricted Shares. In the Administrator’s discretion and as provided in the applicable Award Agreement, a Participant may receive dividends or dividend equivalents on an Award of Restricted Shares, which will be payable in accordance with the terms of such grant as determined by the Administrator. Certificates for Shares of unrestricted Common Stock may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares, except as the Administrator, in its sole discretion, shall otherwise determine.
(iii) The rights of Participants granted Restricted Shares upon termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.
(d) Change in Control.   Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Shares shall be subject to Section 12 of the Plan.
Section 10. Restricted Stock Units.
(a) General.   Restricted Stock Units may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Stock Units shall be made; the number of Restricted Stock Units to be awarded; the Restricted Period, if any, applicable to Restricted Stock Units; the Performance Goals (if any) applicable to Restricted Stock Units; and all other conditions of the Restricted Stock Units. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Stock Units in accordance with the terms of the grant. The provisions of Restricted Stock Units need not be the same with respect to each Participant.
(b) Award Agreement.   The prospective recipient of Restricted Stock Units shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c) Restrictions and Conditions.   The Restricted Stock Units granted pursuant to this Section 10 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Code Section 409A, thereafter:
(i) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant’s termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.
(ii) Participants holding Restricted Stock Units shall have no voting rights. A Restricted Stock Unit may, at the Administrator’s discretion, carry with it a right to dividend equivalents. Such right would entitle the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit is outstanding. The Administrator, in its discretion, may grant dividend equivalents from the date of grant or only after a Restricted Stock Unit is vested.
(iii) The rights of Participants granted Restricted Stock Units upon termination of employment or service as a non-employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.
(d) Settlement of Restricted Stock Units.   Settlement of vested Restricted Stock Units shall be made to Participants in the form of Shares, unless the Administrator, in its sole discretion, provides for the payment of the Restricted Stock Units in cash (or partly in cash and partly in Shares) equal to the Fair Market Value of the Shares that would otherwise be distributed to the Participant.
(e) Rights as Stockholder.   Except as provided in the Award Agreement in accordance with Section  10(c)(ii), a Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to Restricted Stock Units until the Participant has satisfied all conditions of the Award Agreement and the requirements of Section 15 of the Plan and the Shares have been issued to the Participant.
(f) Change in Control.   Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Stock Units shall be subject to Section 12 of the Plan.
Section 11. Other Stock-Based or Cash-Based Awards.
(a) The Administrator is authorized to grant Awards to Participants in the form of Other Stock-Based Awards or Other Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any Performance Goals and performance periods. Common Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action.
(b) The prospective recipient of an Other Stock-Based Award or Other Cash-Based Award shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.
(c) Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Other Stock-Based Awards and Other Cash-Based Awards shall be subject to Section 12 of the Plan.
Section 12. Change in Control.
The Administrator may provide in the applicable Award Agreement that an Award will vest on an accelerated basis upon the Participant’s termination of employment or service in connection with a Change in Control or upon the occurrence of any other event that the Administrator may set forth in the Award

Agreement. If the Company is a party to an agreement that is reasonably likely to result in a Change in Control, such agreement may provide for: (i) the continuation of any Award by the Company, if the Company is the surviving corporation; (ii) the assumption of any Award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any Award, provided, however, that any such substitution with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A; or (iv) settlement of any Award for the Change in Control Price (less, to the extent applicable, the per share exercise or grant price), or, if the per share exercise or grant price equals or exceeds the Change in Control Price or if the Administrator determines that Award cannot reasonably become vested pursuant to its terms, such Award shall terminate and be canceled without consideration. To the extent that Restricted Shares, Restricted Stock Units or other Awards settle in Shares in accordance with their terms upon a Change in Control, such Shares shall be entitled to receive as a result of the Change in Control transaction the same consideration as the Shares held by stockholders of the Company as a result of the Change in Control transaction. For purposes of this Section 12, “Change in Control Price” shall mean (A) the price per share of Common Stock paid to stockholders of the Company in the Change in Control transaction, or (B) the Fair Market Value of a Share upon a Change in Control, as determined by the Administrator. To the extent that the consideration paid in any such Change in Control transaction consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in good faith by the Administrator.
Section 13. Amendment and Termination.
(a) The Board or the Committee may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant’s consent.
(b) Notwithstanding the foregoing, approval of the Company’s stockholders shall be obtained to increase the aggregate Share limit described in Section 4.
(c) Subject to the terms and conditions of the Plan, the Administrator may modify, extend or renew outstanding Awards under the Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised).
(d) Notwithstanding the foregoing, no alteration, modification or termination of an Award will, without the prior written consent of the Participant, adversely alter or impair any rights or obligations under any Award already granted under the Plan.
Section 14. Unfunded Status of Plan.
The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made or Shares not yet transferred to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.
Section 15. Withholding Taxes.
Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for federal, state and/or local income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind, domestic or foreign, required by law or regulation to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related federal, state and local taxes, domestic or foreign, to be withheld and applied to the tax obligations. With the approval of the

Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery of Shares or by delivering already owned unrestricted shares of Common Stock, in each case, having a value equal to the amount required to be withheld or such other greater amount up to the maximum statutory rate under applicable law, as applicable to such Participant, if such other greater amount would not result in adverse financial accounting treatment, as determined by the Administrator (including in connection with the effectiveness of FASB Accounting Standards Update 2016-09). Such Shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Option or other Award.
Section 16. Non-United States Employees.
Without amending the Plan, the Administrator may grant Awards to eligible persons residing in non-United States jurisdictions on such terms and conditions different from those specified in the Plan, including the terms of any award agreement or plan, adopted by the Company or any Subsidiary thereof to comply with, or take advantage of favorable tax or other treatment available under, the laws of any non-United States jurisdiction, as may in the judgment of the Administrator be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Administrator may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.
Section 17. Transfer of Awards.
No purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator, and other than by will, by the laws of descent and distribution. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant’s guardian or legal representative.
Section 18. Continued Employment.
The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or an Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or an Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.
Section 19. Effective Date and Approval Date.
The Plan will be effective as of the date on which the Plan is approved by the Company’s stockholders (the “Effective Date”). The Plan will be unlimited in duration and, in the event of Plan termination, will remain in effect as long as any Shares awarded under it are outstanding; provided, however, that no Awards will be made under the Plan on or after the tenth anniversary of Effective Date.

Section 20. Code Section 409A.
The intent of the parties is that payments and benefits under the Plan comply with Code Section 409A (or an available exemption therefrom) to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in accordance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided upon a “separation from service” to a Participant who is a “specified employee” shall be paid on the first business day after the date that is six (6) months following the Participant’s separation from service (or upon the Participant’s death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitute deferred compensation subject to Code Section 409A, shall be construed as a separate identified payment for purposes of Code Section 409A. Nothing contained in the Plan or an Award Agreement shall be construed as a guarantee of any particular tax effect with respect to an Award. The Company does not guarantee that any Awards provided under the Plan will satisfy the provisions of Code Section 409A, and in no event will the Company be liable for any or all portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of any non-compliance with Code Section 409A.
Section 21. Compensation Recovery Policy.
The Plan and all Awards issued hereunder shall be subject to any compensation recovery and/or recoupment policy adopted by the Company to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or to comport with good corporate governance practices, as such policies may be amended from time to time.
Section 22. Governing Law.
The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.
Section 23. Plan Document Controls.
The Plan and each Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof; provided that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

ANNEX K
FORM OF AMENDMENT NO. 1 TO WARRANT AGREEMENT
THIS AMENDMENT NO. 1 TO WARRANT AGREEMENT (this “Amendment”) is made as of            , by and between GTY Technology Holdings Inc., a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”).
WHEREAS, on October 26, 2016, the Company consummated an initial public offering (the “Offering”) of units, each such unit comprised of one of the Company’s Class A ordinary shares, par value $0.001 per share (“Ordinary Shares”), and one-third of one warrant to purchase one Ordinary Share and, in connection therewith, issued and delivered 18,400,000 warrants to public investors in the Offering (the “Public Warrants”);
WHEREAS, on October 26, 2016, the Company entered into a Private Placement Warrants Purchase Agreement with GTY Investors, LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Sponsor purchased an aggregate of 8,693,334 warrants simultaneously with the closing of the Offering (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”);
WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of October 26, 2016 (the “Warrant Agreement”), which governs the Warrants;
WHEREAS, on September 12, 2018, the Company and CityBase, Inc., Bonfire Interactive Ltd., eCivis Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC (collectively, the “Targets”), entered into agreements to effect the Company’s initial business combination (the “Transaction”);
WHEREAS, the Company and the Warrant Agent seek to amend the Warrant Agreement to provide that, upon the consummation of the Transaction, all of the Public Warrants will be exchanged for cash in the amount of  $2.00 per Public Warrant and all of the Private Placement Warrants will be exchanged for cash in the amount of  $0.75 per Private Placement Warrant; and
WHEREAS, pursuant to Section 9.8 of the Warrant Agreement, the Company has obtained the vote of at least 50% of the Registered Holders (as such term is defined in the Warrant Agreement) of the outstanding Public Warrants to this Amendment.
NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
(1) Amendment of Warrant Agreement. Section 6 of the Warrant Agreement is hereby amended and restated in its entirety to read in full as follows:
“6. Mandatory Exchange of Public Warrants and Private Placement Warrants Upon Consummation of Transaction.   Notwithstanding anything contained in this Warrant Agreement to the contrary, upon the consummation of the transactions contemplated by those certain agreements (as amended from time to time, the “Transaction Documents”), dated September 12, 2018, between the Company and CityBase, Inc., Bonfire Interactive Ltd., eCivis Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC (collectively, the “Transaction”): (i) each Public Warrant issued and outstanding immediately prior to the consummation of the Transaction shall, automatically and without any action by the Registered Holder thereof, or any prior notice by the Company, be exchanged and deemed transferred by such Registered Holder to the Company, in consideration for the right to receive payment of cash in the amount of  $2.00 per Public Warrant (the “Public Warrant Consideration”) to be delivered to such Registered Holder by or at the direction of the Company as soon as reasonably practicable, and such Registered Holder shall cease to have any rights with respect to the Public Warrants other than the right to receive the Consideration; and (ii) each Private Placement Warrant issued and outstanding immediately prior to the consummation of the Transaction shall, automatically and without any action by the Registered Holder thereof, or any prior notice by the Company, be exchanged and deemed transferred by such

Registered Holder to the Company, in consideration for the right to receive payment of cash in the amount of  $0.75 per Private Placement Warrant (the “Private Placement Warrant Consideration”) to be delivered to such Registered Holder by or at the direction of the Company as soon as reasonably practicable, and such Registered Holder shall cease to have any rights with respect to the Private Placement Warrants other than the right to receive the Consideration.”
(2) Miscellaneous Provisions.
(a) Effectiveness of Amendment.   Each of the parties hereto acknowledges and agrees that the effectiveness of this Amendment shall be expressly subject to the consummation of the Transaction and shall automatically be terminated and shall be null and void if the Transaction Documents shall be terminated.
(b) Successors.   All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their permitted respective successors and assigns.
(c) Severability.   This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
(d) Applicable Law.   The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws.
(e) Counterparts.   This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
(f) Effect of Headings.   The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.
(g) Entire Agreement.   The Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understanding, arrangements, promises and commitments are hereby canceled and terminated.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.
GTY TECHNOLOGY HOLDINGS INC.
By:

Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:

Name:
Title:

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of directors and officers.
New GTY is a Massachusetts corporation. Massachusetts General Laws Chapter 156D, Part 8, Subdivision E, provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and individuals serving with respect to any employee benefit plan, and must, in certain cases, indemnify a director or officer for his reasonable costs if he is wholly successful in his defense in a proceeding to which he was a party because he was a director or officer of the corporation. In certain circumstances, a court may order a corporation to indemnify its officers or directors or advance their expenses. Chapter 156D, Section 8.58 allows a corporation to limit or expand its obligation to indemnify its directors, officers, employees and agents in the corporation’s articles of organization, a bylaw adopted by the shareholders, or a contract adopted by its board of directors or shareholders.
Both Chapter 156D, Section 8.57 and New GTY’s articles of organization provide that the corporation may purchase and maintain insurance against liability incurred by an officer or director in his capacity as officer or director or while serving at New GTY’s request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, or arising out of his or her status as such. New GTY currently maintains directors’ and officers’ liability insurance, which insures the officers and directors of New GTY from any claim arising out of an alleged wrongful act by such person in their respective capacities as officers and directors of New GTY.
Under New GTY’s articles of organization and its bylaws, New GTY may not indemnify a director or officer unless ordered to do so by a court if his or her conduct: (a) was a breach of the director’s or officer’s duty of loyalty to New GTY or its shareholders, (b) was not in good faith or involved intentional misconduct or a knowing violation of law, (c) resulted in an improper distribution under Section 6.40 of Chapter 156D of the Massachusetts General Laws, (d) was conduct from which the director or officer derived an improper personal benefit, or (e) was at least not opposed to the best interests of New GTY, if the conduct was with respect to an employee benefit plan, for a purpose he or she reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan.
The determination of whether the relevant standard of conduct have been met shall be made: (a) if there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors or by a majority of the members of a committee of two or more disinterested directors appointed by vote; (b) by special legal counsel selected by a majority vote of all the disinterested directors or by a majority of the members of a committee of two or more disinterested directors appointed by vote; (c) if there are fewer than two disinterested directors, selected by the board of directors, in which selection directors who do not qualify as disinterested directors may participate; or (d) by the shareholders (but shares owned by or voted under the control of a disinterested director may not be voted on the determination).
New GTY is not obligated under its articles of organization to indemnify or advance expenses to a director or officer of a predecessor of New GTY, pertaining to conduct with respect to the predecessor, unless otherwise specifically provided.
New GTY’s articles provide that no amendment or repeal of the indemnification provision of its bylaws or of the relevant provisions of Chapter 156D shall affect or diminish the rights of any indemnified person to indemnification with respect to any action or proceeding arising out of or relating to any actions occurring prior to the final adoption of the amendment or repeal. New GTY’s articles of organization provide that no amendment or repeal of the provision limiting the liability of directors shall adversely affect the rights and protections afforded to directors of New GTY for acts or omissions occurring prior to the amendment or repeal. The articles also provide that if the Massachusetts Business Corporation Act is subsequently amended to increase the scope of permitted indemnification, indemnification under the articles shall be provided to the full extent permitted or required by the amendment.

Item 21. Exhibits And Financial Statements Schedules.
(a) Exhibits.
Exhibit Number	Description
2.1†	Transaction Documents (included as Annexes A, B, C, D, E, F and G to the proxy statement/prospectus).
3.1	Second Amended and Restated Memorandum and Articles of Association (included as Annex H to the proxy statement/prospectus).
3.2*	Form of Articles of Organization of New GTY
4.1	Specimen Unit Certificate (Incorporated by reference to the corresponding exhibit to GTY’s Registration Statement on Form S-1 (File No. 333-213809), filed with the SEC on September 26, 2016).
4.2
Specimen Ordinary Share Certificate (Incorporated by reference to the corresponding exhibit to GTY’s Registration Statement on Form S-1 (File No. 333-213809), filed with the SEC on September 26, 2016).

4.3	Specimen Warrant Certificate (Incorporated by reference to the corresponding exhibit to GTY’s Registration Statement on Form S-1 (File No. 333-213809), filed with the SEC on September 26, 2016).
4.4
Warrant Agreement between GTY Technology Holdings Inc. and Continental Stock Transfer & Trust Company, dated as of October 26, 2016 (Incorporated by reference to Exhibit 4.4 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

4.5*	Specimen Stock Certificate of New GTY.
5.1*	Opinion of Winston & Strawn LLP
10.1
Letter Agreement among GTY Technology Holdings Inc., its officers and directors and GTY Investors, LLC, dated as of October 26, 2016 (Incorporated by reference to the corresponding exhibit to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.2
Administrative Services Agreement, dated October 26, 2016, by and between the GTY Technology Holdings Inc. and GTY Investors, LLC (incorporated by reference to Exhibit 10.4 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.3
Investment Management Trust Agreement between GTY Technology Holdings Inc. and Continental Stock Transfer & Trust Company, dated as of November 2, 2017 (Incorporated by reference to Exhibit 10.2 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.4
Private Placement Warrant Purchase Agreement among GTY Technology Holdings Inc. and GTY Investors, LLC, dated as of October 26, 2016 (Incorporated by reference to Exhibit 10.5 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.5
Registration Rights Agreement among GTY Technology Holdings Inc., GTY Investors, LLC and the Holders signatory thereto, dated as of November 2, 2017 (Incorporated by reference to Exhibit 10.3 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.6
Promissory Note, dated as of August 15, 2016, issued to GTY Investors, LLC (Incorporated by reference to Exhibit 10.6 to GTY’s Registration Statement on Form S-1 (File No. 333-213809), filed with the SEC on September 26, 2016).

10.7+	Form of GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan (included as Annex J to the proxy statement/prospectus).
10.8
Amended and Restated Securities Subscription Agreement, dated August 16, 2016, between GTY Investors, LLC and GTY Technology Holdings Inc. (incorporated by reference to Exhibit 10.7 to GTY’s Registration Statement on Form S-1 (File No. 333-213809), filed with the SEC on September 26, 2016).

10.9
Indemnity Agreement, dated October 26, 2016, by and between GTY Technology Holdings Inc. and William D. Green (incorporated by reference to Exhibit 10.6 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.10
Indemnity Agreement, dated October 26, 2016, by and between GTY Technology Holdings Inc. and Joseph M. Tucci (incorporated by reference to Exhibit 10.7 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

Exhibit Number	Description
10.11
Indemnity Agreement, dated October 26, 2016, by and between GTY Technology Holdings Inc. and Harry L. You (incorporated by reference to Exhibit 10.8 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.12
Indemnity Agreement, dated October 26, 2016, between GTY Technology Holdings Inc. and Randolph Cowen (incorporated by reference to Exhibit 10.9 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.13
Indemnity Agreement, dated October 26, 2016, between GTY Technology Holdings Inc. and Paul T. Dacier (incorporated by reference to Exhibit 10.10 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.14
Indemnity Agreement, dated October 26, 2016, between GTY Technology Holdings Inc. and Stephen Rohleder (incorporated by reference to Exhibit 10.11 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

10.15
Indemnity Agreement, dated October 26, 2016, between GTY Technology Holdings Inc. and Charles Wert (incorporated by reference to Exhibit 10.12 to GTY’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on November 1, 2016).

23.1*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of GTY Technology Holdings Inc.
23.2*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Bonfire Interactive Ltd. and its subsidiaries.
23.3*	Consent of WithumSmith+Brown, PC independent registered public accounting firm of Citybase Inc. and its subsidiaries.
23.4*	Consent of WithumSmith+Brown, PC independent registered public accounting firm of eCivis, Inc. and its subsidiaries.
23.5*	Consent of WithumSmith+Brown, PC independent registered public accounting firm of Open Counter Enterprises, Inc. and its subsidiaries.
23.6*	Consent of WithumSmith+Brown, PC independent registered public accounting firm of Questica Inc. and Questica USCDN Inc.
23.7*	Consent of WithumSmith+Brown, PC independent registered public accounting firm of Sherpa Government Solutions LLC and its subsidiaries.
23.8*	Consent of Winston & Strawn LLP (included as part of Exhibit 5.1).
24.1	Power of Attorney (included on signature page to this registration statement).
99.1*	Form of Proxy Card for GTY Technology Holdings Inc. Extraordinary General Meeting.

*
to be filed by amendment

+
indicates a management or compensatory plan

†
Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

Item 22. Undertakings.
1.
The undersigned Registrant hereby undertakes:

(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.
The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

6.
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on the    day of            , 2019.
GTY TECHNOLOGY HOLDINGS INC.
By

William D. Green
Co-Chief Executive Officer and Co-Chairman
POWER OF ATTORNEY
KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of William D. Green, Joseph M Tucci and Harry L. You as their true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of GTY Technology Holdings Inc. and to file the same, with any exhibits thereto, and other documents in connection therewith with the United States Securities and Exchange Commission, and/or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated:
Signature	Title	Date
William D. Green	Co-Chief Executive Officer and Co-Chairman (Co-Principal Executive Officer)	, 2019
Joseph M. Tucci	Co-Chief Executive Officer and Co-Chairman (Co-Principal Executive Officer)	, 2019
Harry L. You	President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	, 2019
Randolph Cowen	Director	, 2019
Paul Dacier	Director	, 2019
Stephen Rohleder	Director	, 2019
Charles Wert	Director	, 2019